Form 20-F
period 2003-06-30
AMCOR LTD
filed 2003-12-31
CIK 869428

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2003
or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 0 - 18893

AMCOR LIMITED

ABN 62 000 017 372

(Exact name of Registrant as specified in its charter)

NEW SOUTH WALES, AUSTRALIA

(Jurisdiction of incorporation of organisation)

679 VICTORIA STREET, ABBOTSFORD, VICTORIA 3067 AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

American Depositary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares - 848,223,877

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                                             No ☐

Indicate by check mark which financial statement item the registrant elected to follow:

Item 17 ☐                                           Item 18 ☒

TABLE OF CONTENTS

Forward-Looking Statements

ITEM 1	Identity of Directors, Senior Management and Advisers

ITEM 2	Offer Statistics and Expected Timetable

ITEM 3	Key Information
Selected Financial Data
Risk Factors

ITEM 4	Information on the Company
Recent Developments
Amcor’s Strategy
Businesses
Capital Expenditure
Environmental and Other Regulations
Labor Relations
Safety
Research and Technology
Competition
Sales Revenue by Industry and Geographic Segments
Property, Plant & Equipment

ITEM 5	Operating and Financial Review and Prospects
Changes to Senior Management
Critical Accounting Policies
Results of Operations
Year Ended June 30, 2003 Compared with Year Ended June 30, 2002
Year Ended June 30, 2002 Compared with Year Ended June 30, 2001
Liquidity and Capital Resources

ITEM 6	Directors, Senior Management and Employees
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership

ITEM 7	Major Shareholders and Related Party Transactions

ITEM 8	Financial Information
Legal Proceedings
Dividend Policy

ITEM 9	The Offer and Listing
Markets

ITEM 10	Additional Information
Constitution
Exchange Controls and Other Limitations Affecting Security Holders
Taxation
Documents on Display

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk
Financial Instruments
Interest Rate Risk
Interest Rate Risk Exposures
Foreign Currency Exchange Rate Risk
Credit Risk
Net Fair Values

ITEM 12	Description of Securities Other Than Equity Securities

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

ITEM 14	Material Modifications to the Right of Security Holders and Use of Proceeds

ITEM 15	Controls and Procedures

ITEM 17 & 18	Financial Statements

ITEM 19	Exhibits

Financial Statements

Note:	Item 16 has been reserved for future use.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “continue”, or similar words. These forward-looking statements, including economic predictions and assumptions and business and financial projections and statements concerning Amcor’s business, involve known and unknown risks, uncertainties and other factors that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, risks to Amcor’s businesses, including changes in the legal and regulatory regimes under which we operate, changes in the behaviour of our major customers and competitors and general changes in the economic conditions of the markets in which we operate.

Other factors are discussed under Item 3 - “Risk Factors” and elsewhere in this annual report. This list of important factors is not exhaustive. Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on forward-looking statements.

These forward-looking statements speak only as of the date of this annual report, and Amcor does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEM 3  KEY INFORMATION

“Company” or “Amcor Limited” means Amcor Limited ABN 62 000 017 372, the listed holding company of the Amcor Group. “Amcor” or “we” or “our” means Amcor Limited and all its subsidiary companies.

Our fiscal year ends on June 30.  The fiscal year ended June 30, 2003 is referred to herein as “2002-03” and other fiscal years are referred to in a corresponding manner.  All other references are to calendar years.

“A-GAAP” or “Australian GAAP” means Australian generally accepted accounting principles.

“US-GAAP” or “US GAAP” means United States generally accepted accounting principles.

“Significant items” means items of revenue and expense included in the operating profit or loss which are disclosed as significant under A-GAAP by reason of their size and effect on the operating profit or loss.  Significant items are not necessarily non-recurring items.  See Note 4 to the consolidated financial statements.

“Consolidated financial statements” means the audited consolidated balance sheets of Amcor as of June 30, 2003 and 2002 and the audited consolidated income statements and statements of cash flows for each of the one-year periods ended June 30 for the years 2003, 2002, and 2001 together with accompanying notes, included and incorporated by reference herein.

References here to “PBIT” refer to profit before interest and income tax excluding significant items.

References here to “PBITA” refer to profit before interest, income tax and amortization excluding significant items.

References to “PBITDA” refer to profit before interest, income tax, depreciation and amortization excluding significant items.

In this annual report, unless otherwise specified or the context otherwise requires, Australian dollar amounts are denoted by “A$” and United States dollar amounts are denoted by “US$”. For convenience, certain A$ amounts have been translated into US$ amounts at the exchange rate specified. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

On December 12, 2003, the noon buying rate was US$0.7396 = A$1.00.

For each of the periods indicated, the relevant noon buying rates in New York City for cable transfers payable in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were:

Fiscal Year:	2002-03	2001-02	2000-01	1999-00	1998-99

Average (1)	.5891	.5242	.5372	.6238	.6248

Period-end	.6714	.5644	.5100	.5971	.6611

High	.6738	.5756	.5996	.6703	.6712

Low	.5278	.4842	.4828	.5685	.5550

(1)                                                    The average of the noon buying rates on the last day of each month during the year.

The high and low exchange rates for the six months preceding the date of this report were:

Month:	June 2003	July 2003	Aug 2003	Sept 2003	Oct 2003	Nov 2003

High	.6738	.6814	.6607	.6866	.7107	.7260

Low	.6561	.6472	.6394	.6339	.6759	.6959

A majority of Amcor’s revenue and earnings are derived from assets and operations outside of Australia, and those assets, revenue and earnings are denominated in foreign currencies. Most of these are denominated either in US dollars or Euros. Therefore, because Amcor presents its financial statements in A$, appreciation of the A$ against the US$ or the Euro will adversely affect the A$ amount of those assets, revenue and earnings. In addition, fluctuations in the exchange rate between A$ and US$ or Euros will affect the US$ or Euro equivalent of the A$ price of our shares on the ASX and the US$ or Euro value of any cash distributions paid on the shares in A$. Following our acquisition of assets from Schmalbach-Lubeca AG (Schmalbach), these effects are more pronounced because we have a greater percentage of our assets, revenue and earnings denominated in US$ and Euros following the acquisition than we had previously.

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the our American Depositary Shares (“ADSs”) in the United States.  Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs (see Item 3 – Risk Factors).

Selected Financial Data

The following table sets out our selected historical financial data. The selected historical financial data at June 30, 2002 and 2003, and for years ended June 30, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements included in this annual report. The selected historical financial data at June 30, 1999, 2000 and 2001 and for years ended June 30, 1999 and 2000 have been derived from our audited consolidated financial statements not included in this annual report. Amcor’s audited consolidated financial statements are prepared in accordance with A-GAAP, which varies in certain respects from US-GAAP.  See Note 35 to the consolidated financial statements for a discussion of the significant differences between A-GAAP and US-GAAP as they apply to Amcor for the periods presented therein. Revenue and expense items previously disclosed as abnormal are no longer identified separately in the income statement data due to a change in Australian accounting standards.

	Year Ended June 30,
	2003 (1)		2003		2002		2001		2000		1999
	(In millions, except ratios and per share amounts)

Accounts prepared in accordance with A-GAAP

Income Statement Data:

Sales revenue	US$	7,144.6	A$	10,709.9	A$	7,472.4	A$	5,667.2	A$	5,737.2	A$	6,048.8
Other revenue (2)	165.5		248.1		1,107.8		224.5		1,623.4		655.2
Total revenue	7,310.1		10,958.0		8,580.2		5,891.7		7,360.6		6,704.0

Cost and expenses
Costs of goods sold (3)	(5,861.7)		(8,786.8)		(6,053.4)		(4,542.2)		(4,578.5)		(4,353.8)
Selling, general and administrative (4)	(1,012.2)		(1,517.4)		(1,407.7)		(798.3)		(2,261.5)		(1,789.0)
Total cost and expenses	(6,873.9)		(10,304.2)		(7,461.1)		(5,340.5)		(6,840.0)		(6,142.8)
Borrowing costs	(110.2)		(165.2)		(137.9)		(147.2)		(140.5)		(127.2)
Profit before items shown below	326.0		488.6		981.2		404.0		380.1		434.0

Income tax	(73.7)		(110.5)		(120.2)		(118.2)		(83.3)		(143.9)
Minority interests	(11.2)		(16.8)		(9.3)		(3.4)		(5.9)		(6.2)
Net profit	US$	241.1	A$	361.3	A$	851.7	A$	282.4	A$	290.9	A$	283.9

Other Income Statement Data:

Profit before interest, tax depreciation and amortization	US$	834.6	A$	1,251.0	A$	1,443.8	A$	785.3	A$	753.3	A$	803.2
Depreciation	(312.5)		(468.4)		(286.6)		(198.3)		(206.0)		(214.3)
Profit before interest, tax and amortization	522.1		782.6		1,157.2		587.0		547.3		588.9
Amortization	(92.6)		(138.8)		(54.5)		(42.0)		(36.5)		(37.7)
Profit before interest and tax	429.5		643.8		1,102.7		545.0		510.8		551.2

Net borrowing costs (5)	(103.5)		(155.2)		(121.5)		(141.0)		(130.7)		(117.2)
Profit before tax and minority interests	US$	326.0	A$	488.6	A$	981.2	A$	404.0	A$	380.1	A$	434.0

Dividends paid and payable	US$	168.6	A$	252.7	A$	206.2	A$	179.1	A$	237.9	A$	249.3
Dividends per Ordinary Share (A$)	—		A$	0.30	A$	0.28	A$	0.28	A$	0.38	A$	0.39

Dividends per Ordinary Share (US$) (6)	—		US$	0.18	US$	0.15	US$	0.14	US$	0.23	US$	0.26

Earnings per Share (cents)
Basic	24.7		37.0		122.3		44.5		46.1		44.4
Diluted	24.5		36.7		110.0		43.5		44.6		44.2

	Year Ended June 30,
	2003 (1)		2003		2002			2001	2000		1999
	(In millions, except ratios, other data and per share amounts)

Balance Sheet Data (at period end):

Current assets	US$	1,969	A$	2,951	A$	4,591	A$	2,683	A$	1,749	A$	1,977
Total assets	6,379		9,562		8,842			7,026	4,956		6,353
Total long-term interest bearing liabilities (including finance leases)	670		1,004		1,145			1,559	990		1,191
Other capital resources(7)	298		446		543			426	426		426
Shareholders’ equity/net assets	2,975		4,440		4,395			2,361	1,773		2,680

Other Data

Full-time and full-time equivalent employees (at period end)	—		28,610		23,630			23,252	17,517		19,452
Gearing: net debt (including other capital resources)/net debt and shareholders’ equity	—		33%		(6)%		46%		43%		40%
PBITA net interest cover (pre significant Items) (8) (times)	—		4.2		3.9			3.9	4.5		5.2

Accounts prepared in accordance with U.S. - GAAP

Income Statement Data:

Net income	US$	245	A$	368	A$	819	A$	266	A$	303	A$	301

Earnings per Share (cents) (9)
Continuing Operations
Basic	29.4		44.0		123.2			42.4	33.9		31.6
Diluted	29.0		43.5		111.4			41.6	33.7		31.6
Net Income
Basic	29.4		44.0		123.2			42.4	48.1		47.1
Diluted
	29.0		43.5		111.4			41.6	46.4		47.1
Balance Sheet Data (at period end):

Current assets	US$	1,969	A$	2,951	A$	4,591	A$	2,683	A$	1,749	A$	1,977
Total assets	6,606		9,902		8,952			6,990	4,933		6,169
Total long-term debt (including finance leases)	1,179		1,768		2,057			1,938	990		1,191
Other capital resources (7)	298		446		543			426	426		426
Shareholders’ equity/net assets	2,658		3,984		3,982			2,099	1,912		2,710
Number of shares (millions)	—		848.2		822.6			633.2	624.1		638.1

(1)                                 Income statement data and balance sheet data have been translated at the noon buying rate on June 30, 2003 of
A$1.00 = US$0.6671.

(2)       Other revenue includes interest received, share of associates’ net profit, and proceeds on disposal of non-current assets, subsidiaries and businesses. See Note 2 to the consolidated financial statements.

(3)                                 Cost of goods incurred in generating sales revenue only (not other revenue).

(4)                                 Includes costs incurred in generating other revenue.

(5)                                 Borrowing costs less interest received.

(6)                                 Dividends have been translated into U.S. dollars at the noon buying rate on the date of payment, except for the 2002-03 final dividend of A$0.15 per Ordinary Share, payable on October 1, 2003, which has been translated at the June 30, 2003 noon buying rate of A$1.00 = US$0.6671.

(7)                                 Includes A$446 million of subordinated convertible unsecured notes which have no maturity dates.  These notes are subordinated to all other obligations of Amcor save for issued capital.

(8)                                 PBITA excluding significant items divided by net interest (including interest on perpetual Amcor convertible reset securities (PACRS)).

(9)                                 Includes undated subordinated convertible securities, partly-paid ordinary shares and PACRS.

Risk Factors

General Economic Conditions

Amcor’s business may be affected by general economic conditions within Australia and globally (including, for example, government fiscal, monetary and regulatory policies, interest rates, tax rates, foreign exchange rates, oil prices, inflation and the industrial relations environment). Changes in the economic conditions in markets in which we operate may result in customers changing spending patterns and their level of general consumption, which may have a material adverse effect on our operating and financial performance.

Technology

We operate in highly competitive business segments. Our industry continues to change in response to technological innovations and other factors. We cannot predict with certainty the changes that may affect our competitiveness. In particular, Polyethylene Terephthalate (which we will refer to as PET) product design and development may be subject to rapid technological change. We cannot predict whether technological innovations will make some of our products, production processes or distribution techniques wholly or partially obsolete. If this were to occur, we may be required to invest significant resources to further adapt to the changing competitive environment. In such a case the investments could negatively affect our profitability and results of operations.

Increased or New Competition

While we have a strong position in each of our key market segments (both in Australia and internationally), new competitors may emerge in the market and potential rivals may seek to increase market share. Price competition may have the effect of reducing margins and profitability.

Laws and Regulations

Our operations could be affected by government actions such as controls on prices, new forms of taxation and increased government regulation in the countries in which we operate. We also operate in some countries that pose political risks including civil unrest, nationalisation and changes in laws and policy. These political risks could have an adverse impact on the profitability of our operations.

Amcor is subject to environmental regulation in relation to our manufacturing activities and we are subjected periodically to internal, independent external and government agency audits and site inspections.

Exchange Rates

We are exposed to movement in exchange rates of foreign currencies – mainly the US$ and the Euro. However, as we do not currently repatriate foreign profits, there is no currency gain or loss in real terms; it is a translated effect only. We estimate that if there is a one cent change in the US$ or the Euro over a full year, the impact on net profit would be approximately A$1.5 million or A$2.5 million respectively.

Environmental

Amcor’s worldwide manufacturing operations are subject to extensive environmental regulation. We believe that we are currently substantially in compliance with these regulations. However, although compliance costs in future years will depend on legislative and technological developments which cannot be accurately predicted, Amcor believes the costs of compliance with environmental laws and regulations will increase as these laws and regulations become more stringent. These laws and regulations may, therefore have an unpredictable and adverse effect on our operations and profits.

ITEM 4  INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking statements. Amcor’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this annual report.

General

Amcor Limited is a public company with limited liability incorporated in New South Wales, Australia under the Australian Corporations Act (2001). We are a leading global packaging group with annual sales of approximately A$10.7 billion. We are headquartered in Australia and have operations in Australia, New Zealand, Asia, Europe and the Americas. At December 12, 2003, our market capitalization was approximately A$8.0 billion, making us one of the 25 largest public companies in Australia, by capitalization.

Amcor offers a broad range of plastic, fibre, metal and glass packaging products along with packaging-related services. For management reporting purposes Amcor’s business is split either regionally to reflect the geographic areas in which it operates or along business lines when the business is strong in a number of geographical regions. In Australia and New Zealand, Amcor has developed a business with a broad product offering and the ability to provide a wide range of packaging and associated services. Internationally, Amcor has built a packaging business based on a smaller number of packaging segments.

Approximately 23% of Amcor’s sales were derived from Australasia in 2002-03 compared with 32% in 2001-02.  Amcor continues to maintain a strong market position and competitive advantage for many of our products in Australia where, although competition is intense, our major markets can be largely characterized as having a limited number of major domestic participants, with competition from imports in certain markets.  Over the past ten years, Amcor has generated substantial growth in both our non-fiber based packaging operations and our operations outside Australia.  For the year ended June 30, 2003, 77% of our sales were derived from North/Latin America, Europe and Asia.

Amcor’s acquisition of the Schmalbach businesses on July 1, 2002 was the most significant factor in the percentage of sales outside Australasia increasing during the twelve months to June 2003.

Recent Developments

Purchase of PET Assets in Mexico

Amcor announced on November 5, 2003 that it had entered into an agreement to purchase the PET injection and blow moulding assets of Embotelladoras Arca S.A. de C.V. (Arca) and supply bottles to Arca with an initial supply agreement of eight years. Amcor will purchase the PET on site injection and blow moulding assets of Arca for around A$60 million which will be paid in yearly instalments throughout the life of the contract.

Board Changes

The Chairman of Amcor Limited, Mr Chris Roberts, announced on September 23, 2003 that Mr G J (John) Pizzey has accepted an invitation to join the Amcor Board, effective September 23, 2003.

Mr Roberts also announced the resignation from the Amcor Board of Mr T C Bergman, effective October 23, 2003.

Purchase of Amcor Flexibles Europe Minorities

On August 21, 2003 Amcor announced that it had purchased the 28.1% minority stake in Amcor Flexibles Europe from Danisco and Ahlstrom for €99.5 million (A$173 million), effective from July 1, 2003. The purchase price represented 6.4 times the 2002-03 PBITDA less debt and Amcor expects the acquisition to be earnings per share positive in 2003-04.

Acquisition of Rexam’s Healthcare Flexibles Packaging Operations

Amcor also announced on August 21, 2003 that it had entered into an agreement to purchase Rexam plc’s (Rexam) healthcare flexibles business for A$330 million. The business, which has annual sales of approximately A$390 million, has ten plants in six countries – five in the United States and one each in England, Ireland, France, Singapore and Brazil.

The acquisition is consistent with Amcor’s strategy of targeting higher value added and higher growth market segments. The five plants in the United States will increase Amcor’s presence in that country and are expected to provide a solid base in a high value business from which to build.

The purchase price represents a multiple of 6.5 times the previous 12 months PBITDA.

Refinancing of Global Multi-Currency Debt Facility

In June 2003, Amcor refinanced its global multi-currency bank debt facility by increasing the overall facility limit to US$1 billion (previously US$555 million) and extending the life of the term component to five years.

The increase in the facility will be used to replace borrowings under other debt facilities maturing in future months, to provide required back-up for commercial paper programs and to provide additional general corporate debt facilities to the Amcor Group, which is now significantly larger following the acquisition of Schmalbach-Lubeca’s PET and closures businesses in July 2002.

Purchase of Alcoa’s Latin American PET Packaging Business

In June 2003 Amcor entered into a binding agreement to purchase Alcoa’s Latin American PET packaging business for US$75 million. The purchase price represents approximately 4.8 times the previous 12 months’ PBITDA.

Alcoa’s Latin American PET business consisted of nine production facilities located across Brazil, Argentina, Columbia, Peru, Uruguay and Chile. Sales were approximately A$200 million in 2002.

A$125 Million Wine Bottle Plant Expansion

Amcor announced in March 2003 that it is building a second furnace on its existing wine bottle facility in Gawler, South Australia. The new furnace, which will cost A$125 million and have a capacity of 200 million wine bottles per year, is expected to commence output by mid-2005.

The building of the second furnace will increase production at the Gawler site to 400 million bottles per year. The strong customer demand for Amcor’s wine bottles has enabled new long term supply contracts to be both extended and upgraded and has underpinned demand for the new furnace.

Sale of Joint Venture Stake in White Cap North American Closure Operations

In January 2003, Amcor entered into a definitive agreement to sell its 65% stake in Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner. The joint venture, which consisted of seven plants, six in the United States and one in Mexico, was sold for A$66 million – equivalent to book value.

Amcor plans to continue developing its position in the plastic closures market in North America through its joint venture partner, Bericap and will also retain 100% of the European and Asian metal closures operations as well as small facilities in Brazil and Venezuela.

US$500 Million Private Placement

In December 2002, Amcor successfully completed arrangements for a US$500 million private placement of debt securities to US-based institutional investors. The placement was done in tranches of seven, ten, 12 and 15 years (average duration – 11.5 years) at a weighted average interest rate of 5.8%.

The placement was made in two instalments with US$350 million being used immediately to replace the bridge finance facility established at the time of the Schmalbach-Lubeca acquisition and a further US$150 million refinancing notes that matured in June 2003.

Amcor’s Strategy

Amcor’s aim is to be a global leader in the packaging industry, targeting specific segments predominantly in the food and beverage industries.

In Australia and New Zealand, Amcor has a leading presence with a broad product offering and is the number one or number two supplier in most segments in which it participates (see Competition). Over the past three years, Amcor’s Australian and New Zealand businesses have delivered a stable earnings stream.

Outside of Australia and New Zealand, Amcor’s strategy is to be a leader in specific segments. These segments are:

•                  flexible packaging for the food, beverage, healthcare and industrial markets;

•                  PET bottles and jars for beverage and food applications;

•                  specialty printed cartons for tobacco, confectionery and health and beauty markets;

•                  distribution of packaging products and related goods; and

•                  specialty plastic packaging for closures, tubes and thermoformed rigid plastics.

Amcor believes that all these segments are attractive because they exhibit three key characteristics:

•                  prospects of higher than industry average growth;

•                  the ability to create value-added products and services, which provides the opportunity for Amcor to differentiate itself from its competitors; and

•                  the ability to obtain a leading presence, either regionally or globally.

Amcor has implemented this strategy through a number of transactions that have reshaped it over the last two years. The most significant of these include:

•                  the creation in June 2001 of the leading European flexible packaging business through a three way joint venture between Amcor Flexibles Europe, Danisco Flexible and Ahlstrom and the subsequent purchase of the minority stake in July 2003; and

•                  the acquisition in July 2002 of the PET Container and closures operations of Schmalbach-Lubeca.

The Schmalbach businesses represented an attractive opportunity that was consistent with Amcor’s strategy. In acquiring these businesses, Amcor has become the leading manufacturer of PET containers globally. Additionally, the acquisition has allowed us to expand our activities in segments that exhibit higher than average industry growth and the ability to offer a greater number of value-added products.

Businesses

The chart set out below describes our organizational structure as at June 30, 2003.

Amcor operates its business through six main divisions:

Amcor PET Packaging manufactures PET containers and preforms and provides them to consumer goods companies worldwide.

Amcor Australasia manufactures metal, plastic, fibre and glass packaging throughout Australia and New Zealand.

Amcor Flexibles Europe is a manufacturer of flexible packaging, servicing a range of food, beverage, healthcare and industrial segments.

Amcor Sunclipse, based in California, is a manufacturer and distributor of industrial packaging supplies and related products and services.

Amcor Rentsch & Closures

•                  Amcor Rentsch is a producer of specialty folding cartons for the tobacco, cosmetics and confectionery industries.

•                  Amcor Closures manufactures plastic and metal closures as well as rigid tubs and plastic tubes.

Amcor Asia, headquartered in Singapore, is a supplier of corrugated and tobacco packaging, closures, flexible packaging and paper sacks.

Background

Amcor’s history dates back to the 1860s and Australia’s first paper making activities.  Until 1980, Amcor was almost exclusively a forestry, pulp and paper company in Australia.  Since that time, however, Amcor implemented a major program of expansion that resulted in a shift away from sole reliance on pulp and paper products in Australia and the development of a diversified and integrated international packaging and paper company. Amcor has grown through a combination of acquisitions, “greenfield” developments where suitable acquisitions could not be obtained and expansion of capacity of existing businesses.

After a two year rationalisation and restructuring program in 1997-98 and 1998-99, when a number of non-core or under-performing businesses were disposed of, Amcor demerged its paper manufacturing and fine paper distribution businesses in April 2000 following shareholder and court approval. In May 2001, Amcor announced its intention to sell its 50% investment in Kimberly-Clark Australia Pty Ltd (KCA). The demerger and sale of KCA were strategic initiatives intended to enable Amcor to realize its goal of becoming a leading global packaging company by enhancing Amcor’s ability to pursue opportunities to further develop its businesses in new products, services and markets. The acquisition of Schmalbach-Lubeca assets in July 2002 was our latest step in implementing this strategy.

At June 30, 2003, Amcor had approximately 28,600 employees at 212 manufacturing plants and 38 distribution facilities in 37 countries and 121,600 shareholders, including more than 14,200 employee shareholders.

The manufacturing plants by business are as follows:

Amcor PET Packaging	48 plants in 18 countries
Amcor Australasia	74 plants in 2 countries
Amcor Flexibles Europe	41 plants in 15 countries
Amcor Sunclipse	14 plants and 38 distribution facilities in 2 countries
Amcor Rentsch & Closures	20 plants in 17 countries
Amcor Asia	15 plants in 5 countries

Following the purchase of Alcoa’s Latin American PET packaging business and the acquisition of Rexam’s healthcare flexible packaging operations (see Recent Developments), Amcor has 238 manufacturing plants and 38 distribution facilities in 42 countries.

Our principal office is located at 679 Victoria Street, Abbotsford, Victoria 3067, Australia, and our telephone number is (61-3) 9226-9000.

Amcor’s Significant Subsidiaries as at December 12, 2003

	Country of Incorporation	Percentage Held by Direct Parent Entity
Amcor Investments Pty. Ltd.	Australia	100%
Amcor Packaging (New Zealand) Ltd.	New Zealand	100%
Amcor Packaging (U.S.A.), Inc.	U.S.A.	100%
Amcor Sunclipse – North America, Inc.	U.S.A.	100%
Amcor Europe	United Kingdom	100%
Amcor Packaging Asia Pty. Ltd.	Australia	100%
Amcor Packaging (Australia) Pty. Ltd.	Australia	100%
Amcor European Holdings Pty. Ltd.	Australia	100%
Amcor Holding	United Kingdom	100%
Amcor Flexibles Europe A/S	Denmark	100%

Amcor PET Packaging

In July 2002 Amcor acquired the PET Containers business of Schmalbach-Lubeca. The Amcor PET Packaging business was formed following the integration of this PET business with Amcor Twinpak’s PET operations.

Amcor PET Packaging has a broad product portfolio ranging from preforms and containers for carbonated soft drinks and water applications and custom products – ie other beverage and food segments. Products manufactured include PET bottles for carbonated soft drinks, mineral water, juices, spirits and beer, milk and other dairy products, PET containers for hot-filled drinks and food products, PET containers for household chemicals, preforms (for moulding by customers) and recycled PET materials.

PET containers have been a growing packaging segment for over 20 years and future growth is expected to continue. The demand growth is driven by lifestyle changes, increasing bottled water requirements, substitution of PET for glass in food applications such as sauces and jellies and continuing growth in carbonated soft drinks. Excluding the acquisition of Alcoa’s PET operations in Latin America (see Recent Developments), US$120 million expenditure was approved in 2002-03 by the Amcor Board to install an additional 26 injection moulding machines and 29 blow moulding machines.

The business has 50 manufacturing locations on five continents across 20 countries together with research and development and recycling facilities in both the US and Europe.

Amcor Australasia

Amcor Australasia is based in Melbourne, Australia and operates from 74 facilities and employs more than 7,100 people. Major manufacturing sites include 13 corrugated box plants, 13 metal packaging plants, 13 flexible and plastic packaging plants, 13 carton and sack plants, four paper mills and a glass plant.

The business is a manufacturer of metal and flexible packaging in Australia and New Zealand. Products made in both countries include aluminium beverage and aerosol cans, steel cans for food and aerosols, flexible and film packaging, PET plastic bottles and jars and plastic closures. In Australia, the business also makes metal and plastic caps and closures and multi-wall sacks.

Amcor also has a glass packaging business, which commenced operations in July 2002 and produces 600,000 wine bottles per day that it is supplying to a growing number of wine companies (including all the major wine producers) in Australia.

Amcor Australasia’s fibre packaging business manufactures packaging for food, beverages, household products and a range of industrial uses. It also sells paper and board to other packaging companies as well as plasterboard liner and functionally-coated packaging papers. The four paper mills supply the corrugated box and carton operations and satisfy the majority of their recycled paper requirements from within Australia.

Amcor Flexibles Europe (AFE)

AFE is a manufacturer of flexible packaging and services a range of food and beverage segments including confectionery, coffee, fresh food and dairy as well as high value-added medical applications and other non-food products. Headquartered in the UK, it has over 6,700 employees and 41 plants in 15 European countries and is also responsible for Amcor’s US flexibles operation.

AFE, which was formed following the merger of Amcor’s flexible businesses in Europe with the flexible packaging operations of Danisco and Ahlstrom. The acquisition of Rexam’s food flexible packaging business in January 2002 and the purchase of Tobepal’s Spanish flexible packaging and extrusion operations in June 2002 significantly increased its market position in the bakery and produce sectors in the United Kingdom and the pharmaceutical and healthcare markets across Europe.

The announcements in August 2003 of Amcor’s purchase of the minority stake in AFE from Danisco and Ahlstrom and of the agreement to acquire Rexam’s medical and healthcare flexible business (see Recent Developments) are expected to further consolidate AFE’s position in Europe’s flexible packaging sector.

Amcor Sunclipse

The Amcor Sunclipse business is made up of both manufacturing and distribution operations. The manufacturing business produces corrugated board and boxes and consists of three corrugated sheet operations and 11 manufactured packaging product facilities.  The distribution group, known as the Kent H. Landsberg Company, operates 34 distribution centres in the US and four in Mexico and includes all types of industrial and janitorial supplies including flexible packaging.

Amcor Rentsch and Closures

Amcor Rentsch, headquartered in Switzerland, is a leading producer of specialty folding cartons for tobacco, cosmetics and confectioneries. It has manufacturing plants in eight countries – Switzerland, France, Germany, Republic of Ireland, Poland, Portugal, Russia and Spain.

As previously disclosed (see Recent Developments) following the sale of the closures business in North America to Silgan Holdings Inc, Ken MacKenzie was appointed to the new position of Managing Director, Amcor Rentsch and Closures. The closures business, which is now headquartered in Switzerland also, consists of 10 metal and plastic closure plants in nine countries as well as the specialty packaging businesses of rigid tubs and plastic tubes.

Amcor Asia

Amcor Asia, based in Singapore, has 15 manufacturing plants spanning five countries - Singapore, Malaysia, Indonesia, Thailand and China. The business does not include the PET or closure operations (other than the joint venture in Thailand) that are in the Asian region as these are managed by and reported in the respective PET and Closures segments.

Amcor Asia’s plants are located as follows:

•                  Singapore – one corrugated box plant, one tobacco packaging plant and one multiwall sack plant.

•                  Malaysia – three corrugated box plants and one tobacco packaging plant.

•                  Indonesia – one corrugated box plant (55% interest in a joint venture) and one multiwall sack plant.

•                  China – two tobacco packaging plants (83% and 60% interests in joint ventures), two flexible packaging plants, and one corrugated box plant.

•                  Thailand – one closures plant (51% interest in a joint venture).

Capital Expenditure

Capital expenditure refers to expenditure on property, plant and equipment and excludes acquisition of controlled entities and businesses. Net capital expenditure is arrived at after deducting proceeds on disposal of property, plant and equipment and does not include proceeds on disposal of controlled entities, businesses and investments.

2002-03

Capital expenditure on property, plant and equipment in 2002-03 totalled A$890 million; net capital expenditure was A$832 million after deducting the A$58 million proceeds received on the disposal of property, plant and equipment.

Expenditure in 2002-03 included outlays on the following major items:

•                  expansion of PET Packaging’s injection moulding and blow moulding capacity;

•                  upgrade of paper mill in Queensland, Australia to improve board quality;

•                  expansion of plastic closure capacity in Poland

2001-02

Net capital expenditure was A$144 million in 2001-02. Acquisition of property, plant and equipment totalled A$351 million and the proceeds on disposal of property, plant and equipment was A$207 million for the year to June 2002.

Major items of capital expenditure included:

•                  expansion of the PET business in Canada;

•                  purchase and installation of a flexo press for Amcor Australasia at Scoresby Preprint, Victoria, Australia; and

•                  purchase of blowmould machines for CNC Containers at Arizona and Washington, USA.

2000-01

Net capital expenditure totalled A$263 million in 2000-01. Capital expenditure on property, plant and equipment of A$289 million was offset by proceeds on disposal of A$26 million.

•                  upgrade of corrugators at Victorian and New South Wales plants in Australia;

•                  development of Amcor Australasia’s E-Business; and

•                  relocation of the Spanish flexible packaging operation to a new greenfield site.

Environmental and Other Regulations

The regulatory constraints on Amcor’s businesses and growth include, among many other such regulations, compliance with:

•                  the Australian Corporations Act 2001 and other jurisdictions’ corporate regulations;

•                  labor legislation;

•                  the provisions of the Australian and other jurisdictions’ Trade Practices Acts;

•                  numerous acts relating to workers’ compensation and rehabilitation, occupational health and safety, dangerous goods handling; and

•                  environmental regulations of various kinds.

Amcor’s worldwide manufacturing operations are subject to extensive environmental regulation. Amcor believes it is substantially in compliance with these regulations. During 2002-03, Amcor had three environmental incidents. There were two chemical spills from flexibles plants in Europe and an air pollution breach in relation to the discharge of offensive odours from a paper mill in Victoria, Australia. The European sites have co-operated fully with authorities and have made improvements to minimize the potential for future spills. With regards to the paper mill breach, Amcor was ordered to pay A$45,000 to the local council to contribute to the funding of restoration works. Amcor has also committed to an upgrade of the plant which is anticipated to reduce the generation and impact of odours upon neighbouring residents.

Amcor’s current environmental system is based on International Standard ISO 14001. A detailed program of environmental auditing provides feedback on the effectiveness of the management system and includes site inspections and assessments of environmental risk. Amcor’s environmental performance is monitored regularly by management and the Board and is a component of performance appraisal and management remuneration.

Amcor’s environmental objectives are:

•                  all major manufacturing sites to be certified to ISO 14001;

•                  reduction in energy per unit of product; and

•                  reduction in waste to landfill per unit of product.

All higher risk manufacturing sites that were acquired more than three years ago have obtained certification to ISO 14001. More recently acquired higher risk businesses are required to achieve certification within three years of acquisition. Several lower risk businesses have also chosen to become certified as a way to demonstrate their environmental commitment. The lower risk sites are implementing systems using the Amcor Environmental Management Manual, which is based on ISO 14001.

The Dow Jones Sustainability Index includes the top 10% of the world’s leading sustainability companies. “Sustainability” encompasses a company’s activities, performance and contribution in regard to environment, safety and the community, without compromising the needs of future generations. Amcor was assessed against other packaging companies and was successful in being included in the 2003 Index.

Amcor is committed to recycling and is actively involved in recycling many of its products. Amcor Australasia is a recycler of packaging and glass and is involved with local supermarkets in the recycling of soft plastics, while Amcor PET Packaging operates two recycling plants, one in the United States and the other in France.

As a signatory to the National Packaging Covenant in Australia, Amcor has prepared an action plan to reduce the environmental impact of its products. The actions include an ongoing commitment to kerb-side recycling and product design and manufacture.

Labor Relations

At June 30, 2003, Amcor employed approximately 28,600 persons at 250 locations around Australia and overseas.  Given the number of plants and types of businesses in which Amcor is engaged, labor relations are necessarily characterized by numerous separate arrangements within individual businesses. This characteristic has, however, been heightened in recent years by the Australia-wide trend away from industry-based wage fixation to enterprise agreements based on productivity and performance.  The major unions which represent employees of Amcor’s companies in Australia are the Amalgamated Metal Workers’ Union, the Printing and Kindred Industries Union, the Construction Forestry Mining Energy Union and the National Union of Workers. Amcor believes it is in substantial compliance with all industry and labor awards relevant to its employees and that its relationships with its employees are good. (See Item 8 – Financial Information – Legal Proceedings).

Safety

Amcor’s goal is to ensure that no one who works for Amcor is ever injured and it has developed extensive procedures and practices to safeguard its people. Amcor’s lost time injury frequency rate (number of lost time injuries per million hours worked) improved from 3.8 times for the twelve months to June 2002 to 3.3 times for the year to June 2003; its recordable case frequency rate which is the number of medical treatments and lost time injuries per million hours worked also reduced – from 24.4 in the twelve months to June 2002 to 21.5 in the equivalent period to June 2003.

Regrettably, however, Amcor must report that during the year an employee was fatally injured while working on a paper machine at the Fairfield Mill in Australia.

Research and Technology

In order to develop a competitive advantage through innovation, during the year to June 2003, Amcor launched a Product Leadership and Innovation (PLI) initiative which is based on leadership in developing profitable packaging solutions focusing on new products, product extensions and process improvements. Amcor’s research and development activities play an important role in developing this strategy.

In the twelve months to June 2003 Amcor has invested approximately A$106 million globally on research and development which is a significant increase on previous years due to the PLI strategy. A key focus in 2002-03 has been intellectual property which is crucial to the delivery of the PLI strategy and Amcor has ensured that this knowledge is protected by registration or confidentially agreements. Amcor currently has over 350 patents registered worldwide.

Examples of recent initiatives include Amcor Australasia’s re-close zip pouch, Amcor Flexibles Europe’s resealable flexible bag and Amcor PET Packaging’s new generation of lightweight heat-set bottles.

Competition

Similar to other industries, packaging has undergone considerable worldwide consolidation, resulting in significant structural changes to the competitive nature of the industry. Benchmark cost structures have fallen in a number of the industry sectors as a result of the consolidation that has occurred, which in turn has placed downward pressure on product pricing.

Amcor PET Packaging

Amcor believes it is the global leader in the manufacture of PET containers and estimates it has a global market share of approximately 12 per cent. Management also believes that Amcor’s geographic spread and comparatively efficient operations make it a strong competitor.

Amcor Australasia

Excluding fibre based packaging, Amcor Australasia’s remaining businesses are divided into seven separate markets: (i) beverage cans (beer and soft drinks), (ii) food cans, (iii) flexible/PET plastics, (iv) aerosol cans, (v) closures, (vi) multi-wall sacks and (vii) glass wine bottles. These businesses compete directly with manufacturers and importers of similar products while, at the same time, dealing with indirect competition from other forms of packaging. They compete principally on the basis of reliability of delivery, product quality, innovation and price.

The following estimates of market share have been made by Amcor analysts with assistance from information provided by BIS Shrapnel.

Amcor estimates that it has about a 67% share of the Australian beverage can market for beer and soft drinks, supplying three of the four major consumers.  In food cans within Australia and New Zealand, Amcor estimates that it holds approximately 45% share of the market with only one other competitor.

Amcor is one of only two manufacturers in Australia supplying glass bottles to the wine industry. Amcor’s annual production capacity of over 200 million bottles gives it a market share of about 23%.

The Australasian corrugated box market is shared principally by Amcor and one other major manufacturer, each holding between 40% to 45% of the market.

The cartonboard market consists primarily of packaging for grocery consumer products.  In Australia, there are five other major converters of cartonboard packaging, all of whom compete with Amcor.

Amcor Flexibles Europe

The three-way merger of Amcor Flexibles Europe, Danisco Flexible and Akerlund & Rausing in June 2001 has brought together three of the top seven flexible packaging companies in Europe to create a new market leader with sales in 2002-03 of more than A$2 billion. Around 80% of sales are in the relatively stable food and beverage industries. The business has a broad customer base with the largest customer representing about 4% of total sales.

Amcor’s purchase of the minority stake in Amcor Flexibles Europe (see Recent Developments), announced in August 2003 is expected to strengthen this competitive position.

Amcor Sunclipse

In California, Amcor’s corrugated box and sheet plants face solid competition from other local producers. Sunclipse is attempting to combat this increased competition by providing a higher standard of customer service through improved operating systems.

The distribution market in the US and Mexico remains very competitive.

Amcor Rentsch and Closures

Amcor Rentsch is heavily focussed on the tobacco packaging business in existing and emerging European markets. It has also continued its development of specialty folding cartons for the cosmetics and confectionery industries.

The global closures industry is highly fragmented (particularly in plastic closures). The leading five producers worldwide currently represent less than 20% of total sales.

Amcor Asia

In Asia, Amcor’s corrugated fiber box plants face significant competition from established local producers. The corrugating market is also faced with excess capacity.

Sales Revenue by Geographic, Business and Industry Segments

The table below shows Amcor’s sales revenue by geographic, business and industry category for the last three financial years. See also Operating and Financial Review and Prospects for a discussion of revenue performance during the last three years.

	Year Ended 30 June
	2003	2002	2001
	(in A$ millions)
Geographic Segments

Australia & New Zealand	2,440.1	2,361.9	2,304.5
North/Latin America	3,982.0	2,387.2	2,079.4
Europe	4,005.3	2,412.9	955.5
Asia	282.5	310.4	327.8
	10,709.9	7,472.4	5,667.2

Business Segments

Fibre packaging	2,207.5	2,123.3	2,060.5
Flexible packaging	2,531.9	2,330.5	887.5
Plastic packaging	3,985.4	920.7	639.9
Distribution	1,299.0	1,413.2	1,426.2
Other	686.1	684.7	653.1
	10,709.9	7,472.4	5,667.2

Industry Segments

Amcor Australasia	2,455.7	2,367.7	2,361.5
Amcor PET Packaging	3,236.2	802.5	806.1
Amcor Sunclipse	1,299.0	1,413.2	1,182.4
Amcor Flexibles Europe	2,170.3	1,976.6	986.4
Amcor Asia	263.4	310.4	327.8
Amcor Rentsch and Closures	1,310.6	611.3	69.4
Inter-segment eliminations	(25.3)	(9.3)	(66.4)
	10,709.9	7,472.4	5,667.2

Property, Plant and Equipment

At December 12, 2003, Amcor operated manufacturing and distribution facilities in the 42 countries listed in the following table.

Geographic Region	Number of Manufacturing Facilities	Number of Distribution Facilities
Argentina	3	—
Australia	58	—
Belgium	3	—
Brazil	13	—
Canada	8	—
China	6	—
Colombia	4	—
Denmark	3	—
Dominican Republic	1	—
Ecuador	1	—
El Salvador	1	—
Finland	2	—
France	6	—
Germany	6	—
Honduras	1	—
Hungary	1	—
India	1	—
Indonesia	2	—
Ireland	2	—
Italy	3	—
Malaysia	4	—
Mexico	5	4
Morocco	1	—
The Netherlands	2	—
New Zealand	12	—
Norway	1	—
Peru	2	—
Philippines	1	—
Poland	4	—
Portugal	3	—
Puerto Rico	1	—
Russian Federation	1	—
Singapore	4	—
Spain	9	—
Sweden	1	—
Switzerland	3	—
Thailand	1	—
Turkey	2	—
United Kingdom	13	—
United States of America	38	34
Uruguay	1	—
Venezuela	4	—
	238	38

Amcor believes that its facilities are suitable and adequate for its present needs and are generally well maintained and in good operating condition. Amcor carries insurance covering property, casualty and certain other risks to which its worldwide facilities and operations may be subject.

113 of Amcor’s principal manufacturing and distribution facilities are owned. Those facilities which are not owned are leased by Amcor for periods varying from one to 10 years.  Amcor does not believe any of its businesses is dependent on any single facility.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion below contains certain forward-looking statements. Amcor’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this Annual Report.

Changes to Senior Management

In February 2003, James Allen, President and Chief Executive Officer of Amcor Closures announced his decision to retire from the Amcor Group, with effect from July 2003. As of April 2003, Ken MacKenzie became Group Managing Director Amcor Rentsch and Closures.

In May 2003, Amcor announced that Peter Brown, Managing Director, Amcor Australasia had decided to retire, effective December 31, 2003. Peter Sutton, currently Group General Manager of Plastic Packaging and Food Cans with Amcor Australasia will succeed Peter Brown. Subsequent to this announcement, Amcor and Peter Brown mutually agreed that his retirement would become effective on September 30, 2003. Consequently, Peter Sutton assumed his role as Managing Director, Amcor Australasia, from October 1, 2003.

Critical Accounting Policies (refer F-11 – Note 1 Accounting Policies)

Amcor’s consolidated financial statements have been prepared in accordance with Australian GAAP. Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to bad debts, inventories, intangible assets, income taxes, financing activities, restructuring costs, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as generally accepted accounting principles or “GAAP” have evolved. As our financial statements are prepared under A-GAAP our accounting policies are necessarily compliant with all aspects of A-GAAP. A-GAAP is based on a ‘substance over form’ conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

Changes in Amcor’s accounting policies generally reflect changes to currently applicable Australian Accounting Standards and disclosure requirements of Australia’s professional accounting bodies. These changes are described in Note 1 to our financial statements, as are the financial effects of these changes in the current or prior periods.

In developing accounting policies, in addition to A-GAAP requirements, we also consider industry practice. Where there is no conflict with A-GAAP we also align our accounting policies with US-GAAP. This reduces the number of A-GAAP/US-GAAP reconciliation differences required to be adjusted in Note 35 to our financial statements.

In all material respects our accounting policies are applied consistently across Amcor. The critical accounting policies discussed below generally apply to all segments of Amcor. Management has discussed the development and selection of these critical accounting policies with the audit and compliance committee of our board of directors. The following are the critical accounting policies we apply in producing our A-GAAP financial statements.

Recovery of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of Amcor’s total assets. Changes in the intended use of these assets may cause the estimated period of use or the value of these assets to change.

Long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that changes in their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgements and estimations. Property assets are independently valued on an ‘existing use’ basis every three years and we assess the recoverable amounts of our plant and equipment bi-annually, based on a detailed analysis of the current replacement cost of plant and equipment at each business location. We assess the carrying value of acquired goodwill for impairment at least annually based on its recoverable amount. Our assessments include methodologies such as earnings multiples. If earnings and earnings multiples change, Amcor may have to record additional impairment charges not previously recognized.

Acquisition Accounting

In future years, Amcor may continue to grow our business through acquisitions, such as the Schmalbach acquisition. Amcor accounts for the acquisitions using the purchase method of accounting. The accounting for business acquisitions is complicated and involves the use of significant judgement.

Under the purchase method of accounting, a business acquisition is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Determining the fair values of the assets and liabilities involves the use of judgement, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows. Since these estimates involve the use of significant judgement, they can change as new information becomes available.

Capitalisation of Costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement and accounting policy guidelines are used in determining costs to be capitalised.

Doubtful Debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us. These provisions are based on historical trends and management’s assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand. Our provision for doubtful debts was A$60 million at June 30, 2003, A$42 million at June 30, 2002 and A$41 million at June 30, 2001. Trade debtors before any provision for doubtful debts were A$1,163 million at June 30, 2003, A$1,122 million at June 30, 2002 and A$1,108 million at June 30, 2001.

Slow Moving and Obsolete Inventory

Amcor’s policy is to maintain a provision for slow moving and obsolete inventory based on our best estimate of such amounts at year-end. We base our estimate on a systematic, on-going review and evaluation of inventory balances. As part of this evaluation, we also consider the average age of the inventory as compared to anticipated necessary levels for future periods. We believe that the accounting estimate related to the establishment of a provision for slow moving and obsolete inventory is a critical accounting estimate because the evaluation is inherently judgemental and requires the use of significant judgements about expected future sales levels which may be susceptible to significant change.

Amcor’s inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

Our provision for diminution in value of inventories was A$72 million at June 30, 2003, A$58 million at June 30, 2002 and A$54 million at June 30, 2001. Total value of inventories before any provision for diminution were A$1,356 million at June 30, 2003, A$1,003 at June 30, 2002 and A$1,035 at June 30, 2001.

Results of Operations

The following discussion is based on Amcor’s consolidated financial statements as prepared under A-GAAP.  A discussion of the differences between A-GAAP and US-GAAP, and the impact of those differences on the consolidated financial statements, is set out in Note 35 to the consolidated financial statements.

The results the businesses have achieved in 2002-03, 2001-02 and 2000-01 are presented in the table below:

	Sales			Profit
	Year Ended June 30,			Year Ended June 30,
	2003	2002	2001	2003	2002	2001
	(In A$ millions)
Geographic Segments (1)

Australia & New Zealand	2,440.1	2,361.9	2,304.5	245.1	265.0	289.9
North/Latin America	3,982.0	2,387.2	2,079.4	338.0	186.3	173.2
Europe	4,005.3	2,412.9	955.5	255.1	127.8	51.3
Asia	282.5	310.4	327.8	31.1	43.3	35.6

Total sales revenue	10,709.9	7,472.4	5,667.2

Significant items before tax (2)				(86.7)	534.8	37.0
Profit before interest, tax and amortization				782.6	1,157.2	587.0

Industry Segments (1)

Amcor Australasia	2,455.7	2,367.7	2,361.5	282.8	254.2	232.8
Amcor PET Packaging	3,236.2	802.5	806.1	305.6	79.2	64.4
Amcor Sunclipse	1,299.0	1,413.2	1,182.4	84.8	95.2	90.2
Amcor Flexibles Europe	2,170.3	1,976.6	986.4	133.6	93.2	71.0
Amcor Asia	263.4	310.4	327.8	32.1	44.5	41.6
Amcor Rentsch and Closures	1,310.6	611.3	69.4	84.1	48.6	18.3
Other	(25.3)	(9.3)	(66.4)	(53.7)	7.5	31.7

Total sales revenue	10,709.9	7,472.4	5,667.2
Significant items before tax (2)				(86.7)	534.8	37.0

Profit before interest, tax and amortization				782.6	1,157.2	587.0

Amortization				(138.8)	(54.5)	(42.0)

Profit before interest and tax				643.8	1,102.7	545.0

Net borrowing costs				(155.2)	(121.5)	(141.0)

Income tax				(110.5)	(120.2)	(118.2)

Minority interests				(16.8)	(9.3)	(3.4)

Net profit after tax				361.3	851.7	282.4

(1)          The individual geographic and industry segments’ profit results refer to profit before interest, tax and amortisation, excluding significant items (PBITA).

(2)          Details of significant items are as follows:

•                  2003 – restructuring expenses following acquisition of Schmalbach assets – A$86.7 million.

•                  2002 – loss on disposal of tobacco packaging business in Canary Islands – A$18.6 million; profit on disposal of balance of investment in KCA – A$553.4 million.

•                  2001 – loss on disposal of Amcor Flexibles Inc – A$24.2 million; profit on disposal of 10% of investment in KCA – A$61.2 million.

Year Ended June 30, 2003 Compared with Year Ended June 30, 2002

Consolidated Results of Operations

Amcor’s net profit after tax decreased from A$851.7 million in 2001-02 to A$361.3 million in 2002-03. The result in 2001-02 included a net significant gain of A$534.8 million, the majority of which related to the gain on sale of Amcor’s remaining holding in KCA.

The significant gain in 2001-02 of A$534.8 compares with a significant loss (after tax) in 2002-03 of A$70.1 million. This loss refers to the restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach.

Net profit after tax excluding significant items increased 36% from A$316.9 million in 2001-02 to A$431.4 million in 2002-03.

Sales revenue grew 43% from A$7.5 billion in 2001-02 to A$10.7 billion in 2002-03 mainly as a consequence of the increased sales in Amcor PET Packaging and Amcor Rentsch and Closures following the acquisition of Schmalbach in July 2002. Other revenue in 2001-02 of A$1.1 billion was A$0.8 billion more than 2002-03 due mainly to the disposal in 2001-02 of Amcor’s remaining 45% investment in KCA. Amcor’s share of associates’ net profit in 2001-02 was A$48 million but was zero in 2002-03 following the disposal of KCA.

Costs of goods sold in 2002-03 were 82% of sales revenue compared with 81% in 2001-02. Selling, general and administrative expenses increased 7.8% in 2002-03 to A$1,517 million compared with A$1,408 million in 2001-02. This majority of this increase could again be attributed to the Schmalbach acquisition.

Amcor’s average interest rate decreased in 2002-03 to 5.0% from 5.5% in 2001-02; however net interest increased to A$155.2 million in 2002-03 from A$121.5 million in 2001-02 due to the increase in debt levels following the Schmalbach acquisition.

Income tax expense decreased in 2002-03 to A$110.5 million from A$120.2 in 2001-02. This is explained in part by the profit on sale of our investment in KCA in 2001-02 having no tax effect while the restructuring costs following the Schmalbach acquisition in 2002-03 having a tax benefit of A$16.6 million.

Minority interests increased in 2002-03 from A$9.3 million to A$16.8 million, reflecting the improved profitability of Amcor Flexibles Europe. Following Amcor’s acquisition of AFE’s minorities from Danisco and Ahlstrom in August, 2003 (see Recent Developments), minority interests in future periods are expected to be negligible.

Amcor PET Packaging

Amcor PET Packaging had a strong year in 2002-03 with volumes up 11%, on a comparable year basis over 2001-02, to 27.7 billion containers.  Growth in the higher margin custom business was 27% with this business segment now representing 16% of total annual sales volume.

PBITA was up 286% in 2002-03 to A$306 million, reflecting the acquisition of Schmalbach-Lubeca assets as well as strong volume growth in all sectors of the market.

The business in the US showed particularly strong volume growth in 2002-03; it grew 23% over 2001-02 on a comparable basis.  This was due to underlying volume growth in the bottled water market and continued penetration of single serve juices and sports drinks.

In 2002-03 custom bottle growth was 25% over 2001-02 continuing the strong trend in this higher margin segment over the past few years.  The Canadian business experienced volume growth during the year of 12%, mainly attributable to increased demand in the water segment.

The North American business yielded an increase in PBITA in 2002-03 of 22% over the prior year on a comparable basis due to increased demand for PET bottles and the benefit of synergies.

In Latin America, overall volumes in 2002-03 were in line with the 2001-02.  In Mexico, volumes were up strongly, particularly in the higher margin custom business driven mainly by the rapid growth of sports drink and juice containers.

In Brazil, volumes were down year on year due to a renewed focus on strategic customers, while in Argentina, the overall market is slowly recovering from the 2002 economic crisis.  For the Latin American region, PBITA in 2002-03 was ahead of 2001-02.

In Europe, volume growth in 2002-03 was 4% on a comparable basis, but with an improved performance in the second half where volumes were up 6%.  There was continued strong growth in the UK, France and Spain, while volumes in Germany were impacted by government deposit legislation and were well down on 2001-02.

PBITA in Europe for 2002-03 was up 18% on 2001-02, after being slightly lower in the first half.  The UK operations had a strong growth in profit, however the delayed start-up of the new recycling facility at Beaune in France had an adverse impact.  Elsewhere, volume and profit expectations where largely met and custom containers continue to grow as a percent of the overall product mix.

The PET business continues to experience new growth opportunities and during 2002-03 over US$120 million, excluding the acquisition of Alcoa’s PET operations in Latin America (see Recent Developments), was approved for expansion; this consisted of an additional 26 injection moulding machines and 29 blow moulding machines. This expenditure is expected to help underpin volume growth across all market segments, especially for the continued expansion in custom segments, and support cost reduction initiatives to combat expected market pricing pressures.

The 2002-03 year marks the first full year of operation after the acquisition of Schmalbach-Lubeca’s PET business. The business ends the year having completed its restructuring program (combining two plants in Southern California and upgrading the remaining plant and combining the Peru and Venezuela businesses) and implemented an integrated worldwide management structure.

Amcor Australasia

Amcor Australasia recorded another sound performance with sales up 4% from A$2.368 billion in 2001-02 to A$2.456 billion in 2002-03 and PBITA improving by 11.3% from A$254.2 million to A$282.8 million in 2002-03.

In the Fibre Packaging segment, corrugated box volumes were up 6%.  More settled industrial conditions in Australia underpinned volume growth of 7% with 2% volume growth in New Zealand.  Earnings improved both in Australia and New Zealand due to continued productivity gains, fibreboard rationalisation initiatives and price increases recovering cost increases.  Recent restructuring initiatives are expected to assist in further lowering our cost base and returns are expected to continue to improve.

The recycled paper mills’ buoyant first half continued with strong domestic demand while export pricing held their first half levels.  The mills continue to operate efficiently and were assisted by paperboard specification rationalisation. Wastepaper collections totalled 815,000 tonnes in 2002-03 up 4% on 2001-02.

The Folding Carton business consists of a paper mill at Petrie in Queensland, Australia as well as a number of conversion plants in Australia and New Zealand. The Petrie Mill experienced strong domestic demand and productivity levels, which offset some volume losses in the conversion business. During 2002-03 a $55 million upgrade was approved for the Petrie Mill to improve the board quality and in the conversion business there was a restructuring of operations, which included labour force reduction of 6%.  These initiatives are expected to underpin earnings growth and improving returns.

The Sacks business continues to focus on the dairy market, with innovative new products that reduce transport costs of bulk products.  The drought conditions impacted volumes in 2002-03, which were down 9% from 2001-02.  However, the new sack line in Victoria and strong customer support are expected to deliver improved returns in the coming year.

In Metal Packaging, the Beverage Can business had a solid year with volumes up 2% in 2002-03 on the previous year.  Pre-mixed alcoholic beverages and soft drink multipack promotions were the main drivers of growth.  Strategic capital investment totalling $30 million was approved for product development initiatives that include shaped and poly coated steel cans and a new low cost can end.

The Food Can business performed strongly in 2002-03 despite being impacted by drought conditions in Australia.  With the closure of the plant at Dandenong, Australia the business now has three focused manufacturing plants in the Goulburn Valley in Victoria, South Queensland and Hamilton, New Zealand.  Long-term supply contracts with major customers and a lower cost base are expected to improve earnings and returns in future periods.

In Plastics, the Flexible Packaging business achieved volume growth of 3% in 2002-03, which was slightly below expectations due to the drought conditions affecting the dairy and produce segments of their market. Profit rose in 2002-03 compared with 2001-02 and with further capital investment targeted at cost reduction, a strong focus on product development together with synergies flowing from Amcor Flexible Europe, the business is positioned to deliver improved results in future periods.

The Glass wine bottle operation generated a positive profit contribution for the 2002-03 year.  A trouble free start up, strong customer support with sales above forecast levels and strong productivity levels were the key drivers to the profit contribution.  Current demand, which is underpinned by long-term supply agreements, is matching the existing capacity of the furnace.  Growth rates in the export wine market remain strong and during 2002-03 Amcor obtained customer support to enable the justification of a further investment of $125 million in a second furnace that is expected to come on stream in the first half of calendar year 2005 (see Recent Developments).

Amcor Flexibles Europe (AFE)

AFE continued to make strong progress in 2002-03 with PBITA up 43.3% on 2001-02 to A$133.6 million.  This performance was achieved in an environment of volatile raw material prices and uncertain economic conditions, particularly in France and Germany in the second half of the fiscal year.

The PBITA to sales margin improved from 4.7% in 2001-02 to 6.1% in 2002-03. Further improvements are expected to come from ongoing cost reductions and new product developments in future years.

The primary focus in 2002-03 was to improve the product mix to higher margin products and actively manage the impact of volatile raw material prices and as a result, volumes were flat. However, added value improved in all market sectors and raw material price increases were successfully managed through strong relationships with our customers and suppliers.

The two most recent acquisitions, Rexam Food Flexibles and Tobepal (see Recent Developments) were integrated into the AFE business successfully in 2002-03.

The portfolio restructuring programme, which commenced in 2001-02, continued during the year with the sale of the non-core Unibag business in Denmark and the acquisition of the Leaderpack (Portugal) minorities in July 2002, the closure of the Dutch Flexibles business at Haarlem in August 2002 and the closure of the small Synco operation in Belgium in December 2002.  Further minor restructuring continued at a number of plants with a resultant improvement in the operating cost base.  Synergy benefits from the three-way merger in June 2001 continue to remain ahead of expectations.

During the 2002-03 year great emphasis was placed on plant focus, product leadership and innovation (PLI) (see Research & Development) and customer service. The PLI strategy strengthened AFE’s market, customer and product portfolio. Improvements were also achieved in customer satisfaction, with service, quality and on-time deliveries contributing to stronger customer relationships.

The small North American flexibles business performed to expectations and, along with other non-European Amcor flexibles operations, is delivering synergy benefits from its association with a large European flexibles group.

The second half of 2002-03 saw softer demand due to economic weakness in France and Germany and, as a result, order books were generally weaker than anticipated going into the summer period.  However, AFE is expecting market focus and PLI strategy to continue to deliver performance improvements in an uncertain environment.

Industry consolidation is expected to continue in the European flexibles packaging industry and AFE intends being an active participant with the emphasis on value and strategic enhancement.

Amcor Sunclipse

For the 2002-03 year Amcor Sunclipse’s PBITA was flat in US$ terms, after being up 8% on 2001-02 in the first half.  In $A terms, PBITA in 2002-03 was down 10.9% compared with 2001-02.

The economy in the second half of 2002-03 was impacted by the war in Iraq, reducing demand across all segments of the business.

In the manufacturing business, cost containment efforts were not able to keep up with reduced prices and margins and PBITA was down 10% in 2002-03 compared with 2001-02. Competition and difficult economic conditions were especially prevalent in the main area of operation, Southern California.

In the distribution business, the Mexican operations experienced a reduction in demand as increased NAFTA tariffs resulted in several multinational customers moving manufacturing operations from Mexico to Asia.  In response, the Mexican operations have increased their focus on Mexican based opportunities.

The distribution business’s largest United States sales regions are Southern California, Northern California and Texas.  The Northern Californian operations continue to experience reduced demand from the technology sector and, as a consequence, have increased their focus on wine and produce opportunities.  Southern California and Texas operations generally experienced flat activity.

Overall, in local currency, sales grew by 4.8% in 2002-03 over the previous year and operating margins remained stable despite intense competitive pressure caused by the severe contraction in business activity. In A$ terms sales were down 8.1% in 2002-03 from A$1,413 million in 2001-02 to A$1,299 million.

In 2002-03 the rookie sales force was increased by 11% over 2001-02 and this is expected to increase the ability to penetrate both new and existing accounts and markets.  Best practices in the areas of procurement and logistics proved effective in defending market share and improving customer service.  Specifically, worldwide purchasing, the development of a hub and satellite logistics network and inventory rationalisation projects yielded positive results.  It is expected that the benefits from these initiatives will become more pronounced when the level of activity rebounds.

There is cautious optimism that the economic outlook will gradually improve during the 2003-04, however any recovery is unlikely to positively impact until the end of calendar 2003.

Competition will continue to be difficult especially for the manufacturing business.  However, it is anticipated that there will be an improvement in profitability and other measures in fiscal year 2003-04.

Amcor Rentsch and Closures

For the combined Amcor Rentsch and Amcor Closures operations, PBITA was up 73% from A$48.6 million in 2001-02 to A$84.1 million in 2002-03 and sales were up 114% for the equivalent period mainly due to the acquisition of Schmalbach’s closures operations.

Amcor Rentsch had a strong year with sales up 15% in 2002-03 to A$549 million (from A$477 million in 2001-02) and profit before interest, tax and goodwill amortisation in 2002-03 also up on the equivalent period last year.

Volumes were particularly strong in Russia with the third printing press installed at Novgorod in November 2002 operating at full capacity.  Amcor is reviewing options to further increase capacity in Russia to meet ongoing customer demand.

Volume growth in Western Europe was assisted by the implementation of the European Union’s directive for new health warnings on cartons.  New designs from customers led to strong sales for product development services.

The business will be starting up a new press in Portugal in late 2003, to meet increased volumes resulting from a new contract in the Southern European market.

In January 2003 Amcor announced the sale of its 65% holding in the North American metal and plastic closure business to its joint venture partner Silgan Holdings, via an existing agreement where Silgan Holdings exercised its right to acquire Amcor’s shareholding.

Subsequent to the 2002-03 year-end, Amcor has also sold its plastic tub businesses for A$36 million. This business did not make a positive contribution to profit for the 2002-03 year.

For the ongoing White Cap Closures operations, volumes in 2002-03 were down 3.6% compared with 2001-02 due to a combination of the impact of deposit legislation in Germany, the weaker economy in Europe and the political uncertainty in Venezuela.  The business continues to focus on ongoing cost cutting initiatives to improve operating productivity.

Expansion of the plastic closure capacity in Poland is on schedule with production expected to commence by January 2004. A new plant in the Philippines has commenced operations and is supplying innovative proprietary closure technology to a food customer in the Asian region.

The 51% owned plastic closure joint venture with Bericap in North America operates two plants, one in Ontario and a new plant in California, which commenced production in July 2002.  Sales for the 2002-03 year were up 12% on 2001-02, mainly due to the start-up of this new plant.  The weakness in the US$ impacted margins in Canada for those closures exported to the US.

Amcor Asia

Amcor Asia had a difficult year with PBITA in 2002-03 down 21% in local currency terms and In Australian dollar terms down 28% to A$32 million from A$45 million in 2001-02.

After a flat first half of 2002-03, the economies of Asia were severely impacted by the SARS virus and the advent of the war in Iraq. Sales were down 15% from A$310 million in 2001-02 to A$263 million in 2002-03.

The corrugated business, which has exposure to a broad range of industries, faced unstable paper prices and a substantial fall in demand as a result of the SARS virus.  The plant at Dongyuan in Southern China was particularly hard hit by its impact.

The tobacco carton business performed satisfactorily, although the plant in Beijing was severely impacted when distribution in the city almost came to a halt during the SARS epidemic.

The two flexible plants in China continued to improve their operating performance and PBITA in 2002-03 was ahead of 2001-02.

With the region slowly recovering from the disruption caused by the SARS epidemic, it is anticipated that sales and profit results will gradually improve in 2003-04.

Year Ended June 30, 2002 Compared with Year Ended June 30, 2001

Consolidated Results of Operations

Amcor’s net operating profit after tax increased from A$282.4 million in 2000-01 to A$851.7 million in 2001-02. The result in 2001-02 included a net significant profit before tax of A$534.8 million comprising, mainly, of the gain on sale of Amcor’s remaining holding in KCA.

This significant gain in 2001-02 of A$534.8 million compares with a significant gain in 2000-01 of A$37 million. The gain in 2000-01 relates to the profit on the initial disposal of 5% of KCA of A$61 million offset by a loss of A$24 million on the sale of the North American flexibles business, Cello Bag.

Net profit after tax excluding significant items increased 31% from A$241.1 million in 2000-01 to A$316.9 million in 2001-02 as each region achieved results in 2001-02 that were either stronger or on a par with 2000-01.

Sales revenue grew 32% from A$5.7 billion in 2000-01 to A$7.5 billion in 2001-02 mainly as a consequence of the increased sales in Amcor Flexibles Europe following the three-way merger with Danisco Flexibles and Akerlund & Rausing Flexibles in June 2001. Other revenue in 2001-02 of A$1.1 billion was just under A$0.9 billion more than 2000-01 due mainly to the disposal in 2001-02 of Amcor’s remaining 45% investment in KCA and the proceeds from the securitization of a number of Amcor Australasian properties. Amcor’s share of associates’ net profit increased to A$48.0 million in 2001-02 from A$45.5 million in 2000-01

Total costs and expenses in 2000-01 were A$5,341 million compared with A$7,461 million in 2001-02; this increase can be attributed mainly to the increase in costs of goods sold and other administrative expenses following the merger of the AFE businesses, mentioned above.

The decrease in Amcor’s average interest rate in 2001-02 to 5.5% from 6.0% in 2000-01 contributed to the decrease in net interest to A$121.5 million in 2001-02 from A$141.0 million in 2000-01.

Despite an increase in profit before tax in 2001-02 to A$981 million from A$404 million in 2000-01, income tax expense increased by just A$2 million for the corresponding period. This was mainly due to the profit on sale of KCA having no tax effect.

Minority interests increased in 2001-02 to A$9.3 million from A$3.4 million in 2000-01, again mainly as a result of the three way merger in AFE.

Amcor Australasia

Amcor Australasia recorded another sound performance with sales up slightly from A$2.361 billion in 2000-01 to A$2.368 billion in 2001-02 and PBITA improving by 9.2% from A$232.8 million to A$254.2 million in 2001-02.

Metal and Plastic Packaging

Amcor Australasia’s Metal and Plastic Packaging Group had a strong year with PBITA increasing 11.6% from 2000-01 to 2001-02. Sales increased 2.8% in 2001-02 from A$1,020 million to A$1,049 million.

The continued increase in earnings was due to sales growth, improved productivity and cost reduction initiatives in most businesses.

Despite a cooler summer on the east coast of Australia, the beverage can business experienced growth in sales of soft drink cans due to i) successful industry multipack promotions and ii) the continued growth in the pre-mixed alcoholic beverages market.

During 2001-02 the Heinz contract was extended for an eight-year period and the Nestle contract was successfully re-negotiated for a further four years.  These contracts represent in excess of 50% of the annual volume for the foodcan business.

After a sound first half the aerosol can business was impacted by reduced insecticide demand due to a cool summer.

In 2001-02, the flexibles business continued the recent trend of improved earnings through volume growth, product development, management of product mix and cost reduction initiatives. Close liaison with Amcor Flexibles Europe through the transfer of technology and innovation is providing positive operating and product development benefits.  The new extrusion coating line installed at Preston in Victoria, Australia during 2001-02 and the recently approved new flexo printing press and extrusion upgrade in the polyethylene business are expected to further enhance the cost base and profitability.

The PET business improved earnings in 2001-02 compared with 2000-01 with volume growth from increased demand in the hot fill and pharmaceutical markets.

The closures business, despite experiencing price pressure and volume loss, managed to improve returns through a favourable sales mix, productivity improvements and cost reduction initiatives.

Product development opportunities from the Schmalbach-Lubeca acquisition are expected to benefit both the PET and closures businesses in the future.

The sack business generated improved earnings in 2001-02 over 2000-01 from growth in the dairy market, although increased competition in the commodity segment reduced margins.

Fiber Packaging

Amcor’s Fiber Packaging Group experienced sales growth of 4.4% from A$1,263 million in 2000-01 to A$1,319 million in 2001-02; however, PBITA decreased 4.5% in 2001-02 principally due to the impact of a five week strike in the corrugated operations in July 2001.

Earnings were also negatively impacted by lower export paper prices to Asia and increased lease costs due to the securitisation program.

Volumes in the Australian corrugated group in 2001-02 were lower than last year, however New Zealand recorded continued volume growth on higher sales into the fruit and produce sectors. Earnings for the corrugated business increased in 2001-02 due to improved utilisation of new corrugators delivering productivity gains and improved service standards. An extensive board rationalization program and benefits from price increases helped offset cost increases.  The New Zealand operations delivered another solid performance.

The recycled paper mills had a difficult year with historically low Asian export prices impacting the business in a year when domestic demand was affected by the strike in the corrugated plants. Increased exports at lower margins resulted in lower earnings in 2001-02 compared with 2000-01.  The mills continue to operate efficiently while paperboard rationalization assisted the corrugating business.  The functional coatings and recycling businesses both reported sound results in 2001-02.

The folding cartons business experienced volume growth of 3% in 2001-02, however an unfavourable sales mix, together with the recent loss of toll conversion beverage multipack volume, necessitated further restructuring and these once-off costs adversely affected the result. The restructuring is expected to enable a lower cost base and assist in restoring operating efficiencies. The New Zealand operations continued to improve with increased earnings in 2001-02 over 2000-01 from sales growth and effective cost management.

Amcor North America

Amcor’s North American businesses, Amcor Twinpak and Amcor Sunclipse had a solid year with combined PBITA increasing 3.6% from A$175.6 million in 2000-01 to A$182.0 million in 2001-02.

Amcor Twinpak

Amcor Twinpak achieved a strong lift in sales and PBITA for the year to June 2002.

The PET business experienced sales volume growth of 12% in 2001-02 on a comparable business basis with 2000-01.  The growth was in the bottled water and custom-designed hot fill categories as well as in the carbonated soft drink market.

In South America, the Brazilian operations achieved a lift in earnings due to increased volumes and improved operating efficiencies, a continued focus on costs and better contractual arrangements with customers.

The Bericap plastic closures business had a strong 2001-02 with sales volumes up 28% on 2000-01.  Earnings improved through an improved product mix and increased operating efficiencies.  The new plant in California commenced operation in June 2002.

In the specialty packaging businesses of plastic tubes, rigid plastic tubs and flexibles, the operations were impacted negatively by a slowing US economy.  The plastic tube business achieved a flat profit result however, lower volumes in the rigid plastic operations reduced profit.  The flexible packaging business had an improved result in 2001-02 due to the sale in May 2001 of the loss-making Cello Bag plant.

Amcor Sunclipse

Amcor Sunclipse, Amcor’s packaging distribution and corrugating box manufacturing business based in California had a difficult year in 2001-02 primarily due to the slowdown in the US economy which reduced demand for industrial packaging.

Overall sales in 2001-02 declined 4% compared with 2000-01 and PBITA for the 2001-02 year was down approximately 23% over 2000-01. The disparity of the 4% fall in sales compared with the 23% decline in PBITA was generally a reflection of tightening of margins in 2001-02 and of a change in the sales mix to lower margin sales.

•      The corrugated group experienced reduced demand, particularly in the high technology sector, as well as increased competition from new capacity. The business, however maintained gross margins through implementing more flexible work hours, reducing wastage levels and increasing productivity.

•      The sheet plants targeted increased market share in the agricultural sector to help offset lower demand in traditional markets.  In addition, a focus on costs and productivity enabled the business to maintain gross margins.

•      The distribution business had a difficult year but continued to focus on the development of the hub and spoke network across much of the US with the six main hubs being Montebello and Hayward in California, Seattle, Chicago, Atlanta and Houston.

Amcor Europe

Amcor’s European operations increased PBITA in 2001-02 by $75 million, or 146%, on 2000-01 partly due to the successful three way merger of the flexibles operations and partly to continued improvements at Amcor Rentsch.

Amcor Flexibles Europe (“AFE”) had a strong year in 2001-02 confirming the strategic rationale of creating the largest flexible packaging manufacturer in Europe following the three-way merger with Danisco Flexible and

Akerlund & Rausing Flexibles in June 2001. The business had better results in the seasonally more favourable second half of 2001-02 with earnings and returns for the full year ahead of Amcor’s expectations at the time of the merger.

The plant closure and restructuring program proceeded in line with the plans outlined in June 2001.  The plants at Oakbank in the UK, Bialystok in Poland, Fournier in France and Haarlem in the Netherlands have all been closed.

Major restructuring programs have been completed at Otto Nielsen and Raackmann in Denmark, Lund in Sweden and Venthenat in France.  As a result, in the first year of the merger we reduced employees by over 800 people.

The synergy benefits for 2001-02 exceeded the targeted €15 million through a combination of purchasing benefits, restructuring of sites, margin improvements and overhead savings. Most of the synergy benefits were obtained in the second half of 2001-02, including some purchasing benefits that were backdated to July 2001.

Although some volume was lost as part of the process of improving margins through selective price increases, overall volumes for the year to June 2002 were sound and the AFE business is currently operating at full capacity at most of its plants.

Towards the end of the 2001-02 year raw material prices rose significantly.  This did not affect the 2001-02 year earnings and AFE has implemented strategies to ensure that these increased prices are recovered in a timely fashion, however there are some cases where contractual arrangements could lead to a delay in their full recovery.

During the year, AFE continued the process of industry consolidation in Europe with the acquisitions of Rexam Food Flexible Packaging in the UK and Tobepal in Spain.  The acquisition of Rexam Food Flexible Packaging has strengthened the market position in the bakery and produce sectors in the UK, while Tobepal has significantly increased AFE’s position in the pharmaceutical and healthcare markets across Europe.  Both acquisitions have contributed synergy and growth opportunities to AFE.

Amcor Rentsch had another solid 2001-02 year increasing sales, earnings and returns compared with 2000-01.

There was strong earnings growth in the six months to June 2002 due to significant volume increases in Eastern Europe and Russia.

A second press was installed in Russia in September 2001 and is currently operating at full capacity.

Tobacco volumes in Western Europe were down slightly due to the on-going shift in volumes to Eastern Europe and Russia.

There was continuing growth in the non-tobacco businesses of high value added cartons for the cosmetic and confectionery markets and a new offset press was installed in Switzerland.

Amcor Asia

The slowdown in the US economy reduced activity levels in Asia and this has impacted the overall sales level which in 2001-02 was down 5% compared with 2000-01; however the focus on selling higher margin products within the business segments contributed to improved earnings and returns.

Amcor Asia had strong year in 2001-02 with PBITA of A$44.5 million up 17.1% on 2000-01.

The corrugated business experienced the full effects of the Asian slowdown with 2001-02 sales down 13% from 2000-01; however a strong focus on costs and increasing sales of higher margin products ensured returns for the business in 2001-02 were in line with 2000-01.

The tobacco cartons operations in Singapore and Malaysia delivered acceptable returns through a broadening of their customer base while the returns in China improved following the sale of the tobacco operations at Yunnan in China which had not been able to grow its market position.

The two flexibles operations in China continue to show improvement with increases in sales and earnings in 2001-02. These businesses have benefited from the product development and innovation being undertaken in Europe and Australia in the flexibles businesses.

Investments (Discontinued)

Kimberly-Clark Australia

The business had a strong year with sales up 6.9% in 2001-02 to A$947 million and net profit after tax increased by 17.9% from A$90.5 in 2000-01 to A$106.7 million in 2001-02.

On June 28, 2002 Amcor sold its remaining 45% investment in Kimberly-Clark Australia realizing an after tax profit of A$553.4 million. Prior to the sale, Amcor received its dividend entitlement of A$48.3 for the year ended June 30, 2002. Funds from the sale were applied to the purchase of the Schmalbach assets in July 2002.

Liquidity and Capital Resources

Amcor believes that its operating cash flow and existing credit facilities should be sufficient to fund all of its existing business needs through to June 30, 2004, including currently anticipated capital expenditure, debt repayments and other contingent liabilities.

As indicated in the following table, Amcor has expended significant funds on capital expenditure projects and acquisitions over the past five fiscal years.

	Year Ended June 30,
	2003		2002		2001		2000		1999
	(In millions, except percentages)

Capital expenditure	A$	890	A$	351	A$	289	A$	330	A$	451
Acquisitions	A$	2,858	A$	371	A$	663	A$	101	A$	18
Gearing: net debt/net debt and shareholders’ equity	33%		(6)%		46%		43%		40%
Total liabilities as % of total assets	52%		48%		63%		63%		57%

Capital expenditure commitments and contingent liabilities at June 30, 2003 were A$183 million and A$225 million, respectively. Acquisition expenditure in 2001-02 of A$2,858 million related mainly to the acquisition of the PET Container and Closures business of Schmalbach-Lubeca.

Undrawn bank facilities available to Amcor at June 30, 2003 totalled about A$2,640 million, of which A$1,549 million is committed funding. These unutilized credit lines included:

•        a A$600 million promissory note facility which is administered by a panel of dealers (undrawn at June 30, 2003 A$559 million);

•        a US$200 million commercial paper program (undrawn A$233 million);

•        a US$200 million multi-currency Euronote facility which is administered by a panel of dealers with banks in Hong Kong and London (undrawn A$300 million);

•        a A$500 million committed bi-lateral multi-currency term loan facility (undrawn A$203 million); and

•        a US$1,000 million committed syndicated revolving multi-currency loan facility (undrawn A$1,293 million).

Total borrowings increased from A$1,507 million at June 30, 2002 to A$2,013 million at June 30, 2003. Net of cash and short-term deposits there was a cash surplus of A$818 million as at June 30, 2002 compared with net debt of A$1,851 million at June 30, 2003.

Amcor’s debt profile for its last five fiscal years is shown below:

	At June 30,
	2003		2002		2001		2000		1999
	(In A$ millions, except where indicated)

Long-term debt (excluding undated subordinated convertibles but including finance leases)(1)	A$	1,004	A$	1,145	A$	1,559	A$	990	A$	1,191

Net debt/(cash surplus)(2)	A$	1,851	A$	(818)	A$	1,733	A$	984	A$	1,363
Average interest rate(4)	5.0%		5.5%		6.0%		6.6%		6.0%

(1)   Non-current liabilities (ie. debt which is due to be repaid more than twelve months after balance date).  Undated subordinated convertible securities of A$446 million are not included in long term debt.

(2)   Current and non-current bank and other borrowings, current and non-current lease liabilities and current indebtedness to related parties net of cash and deposits.

(4)   Includes the 6.5% and 7.25% interest rate on the A$446 million undated subordinated convertible and the 8.57% interest rate on the A$596.6 million PACRS.

By keeping a proportion of variable-rate debt, Amcor was able to maintain the average interest rate paid on all borrowings in 2002-03 at 5.0% (2001-02 – 5.5%). Net interest cover at 4.2 times is higher than at June 30, 2002 and is well within the prudential limit established by Amcor’s Board of Directors.  Balance sheet gearing (net debt as a proportion of net debt plus shareholders’ equity) was 33% at June 30, 2003, compared with negative 6% as at June 30, 2002 (Amcor had net surplus cash of $818 million at June 30, 2002 in anticipation of the purchase of the Schmalbach businesses on July 1, 2002).

Amcor maintains a high level of liquidity including positive working capital (current assets less current liabilities), cash balances and substantial credit facilities (described above). Our working capital decreased by A$2,538 million at June 30, 2003 due to a decrease in current assets of A$1,641 million (receivables A$186 million, inventories A$339 million and cash (A$2,166 million)) and an increase in current liabilities of A$897 million (accounts payable A$339 million, borrowings A$647 million and provisions (A$89 million)).

The following table sets forth Amcor’s cash generation for the last five fiscal years:

	Year Ended June 30,
	2003		2002		2001		2000		1999
	(In millions)

Net cash from operating activities	A$	875	A$	901	A$	416	A$	467	A$	630
(refer Financial Statements – F-9)

Issued share capital increased from 822.6 million Ordinary Shares outstanding at June 30, 2002 to 848.2 million Ordinary Shares outstanding at June 30, 2003 due primarily to the shares issued for the Dividend Reinvestment Plan (DRP).

In the years 1990-1994, Amcor’s shareholders and noteholders reinvested A$372 million of their dividends and interest into the company through the Dividend and Interest Investment Plan (“DIP”) and the Share Investment Plan (“SIP”), each since discontinued.  The DIP enabled shareholders and noteholders to apply their dividend and interest payments from Amcor to purchase Ordinary Shares issued at a discount of 7.5%.  Shareholders electing the SIP were required to forego their dividend entitlements in lieu of receiving fully paid shares issued out of the share premium reserve at a discount of 5%.

Due to changes in Australian tax laws, the SIP was suspended in 1991 and, in August 1994, the DIP was also suspended.  The Share Acquisition Scheme (“SAS”), announced in September 1994, effectively replaced the previous plans.  The SAS allowed eligible registered shareholders to acquire additional small parcels of fully-paid Ordinary Shares, or to round off existing holdings.  The Ordinary Shares were offered at a discount of 5% to the market price up to a maximum cash contribution of A$1,500 per shareholder each year.

Due to regulatory restrictions, the SAS was not offered to shareholders with addresses in the United States, Canada and Japan.  From its commencement, eligible Amcor shareholders contributed A$166 million in capital injections to the SAS until its suspension in March 1997. Amcor intends to keep under review the future operation of the SAS and DIP.

A new dividend investment plan, the DRP was introduced on February 15, 2001, enabling shareholders to reinvest their dividends into ordinary shares at an initial 2.5% discount to a calculated weighted average price.  The DRP applied to dividends commencing with the interim which was paid on April 4, 2001; 6,165,197 shares were issued at a price of A$5.45 per share in April 2001 as a consequence. During 2001-02, 11,667,886 shares were issued at a price of A$5.71 on October 3, 2001 and 8,998,198 shares were issued at a price of A$7.59 on March 28, 2002 to shareholders participating in the DRP for the 2000-01 final and 2001-02 interim dividends respectively.

Subscriptions of ordinary shares were underwritten to a maximum amount of 75% of the dividends payable for the six month periods ending June 30, 2001 and December 31, 2001, subject to a maximum underwritten amount of A$75 million in respect of each dividend. In October 2001 5,400,039 shares were issued to shareholders participating in the DRP and additionally, as a result of the underwriting deed, a further 6,267,847 shares were issued to the underwriter to meet the shortfall of the underwritten amount. Both lots of shares were issued at a price of A$5.71 per share. In March 2002 4,847,010 shares were issued to shareholders participating in the DRP and a further 4,151,188 shares were issued to the underwriter to meet the shortfall of the underwritten amount. Both lots of shares were issued at a price of A$7.59 per share.

On October 2, 2002, 28,849 shareholders participated in the DRP; they were issued with 6,078,501 shares at a price of A$8.24 per share. On April 2, 2003, 29,184 shareholders participated in the DRP; they were issued with 6,335,176 shares at a price of A$7.95 per share and on October 1, 2003, 30,178 shareholders participated in the DRP and were issued with 6,833,330 shares at a price of A$8.59 per share.

Off-Balance Sheet Arrangements

Non-recourse Receivables Securitisation Programme

Amcor utilises an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions are sold, on a non-recourse basis, into an independent securitisation conduit which issues asset-backed commercial paper into organised markets.

The programme limit is A$205 million and the balance of trade receivables sold at June 2003 was A$190 million (there was a nil balance at June 2002).

The programme is not required to be included on balance sheet for A-GAAP purposes, but is added back and included on balance sheet in the reconciliation to US-GAAP (refer Financial Statements – F-87)

Contractual and Commercial Commitments as at June 30, 2003

	Not later than 1 year	1 and 3 years	3 and 5 years	later than 5 years	TOTAL

Capital Expenditure (1)	128.7	54.2	—	—	182.9

Finance Leases (2)	140.5	3.5	2.2	4.4	150.6

Operating Leases (3)	142.0	250.1	205.0	373.7	970.8

Other Expenditure (4)	14.2	1.6	5.0	18.1	38.9

Long-Term Debt	—	75.0	166.1	751.6	992.7

TOTAL	425.4	384.4	378.3	1,147.8	2,335.9

(1)          Capital expenditure for plant and equipment contracted but not provided for.

(2)          Amcor leases equipment under finance leases expiring from one to 11 years. At the end of the lease term we have the option to purchase the equipment at an agreed residual.

(3)          Amcor leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide us with a right of renewal at which time all terms are renegotiated.

(4)          Expenditure contracted but not provided for covering supplies and services to be provided.

ITEM 6                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Details of the Directors in office at December 12, 2003 are:

C I (Chris) Roberts

Chairman

Independent Non-Executive Director

Age 58.  BCom.  Chairman, Cockatoo Ridge Wines Limited.  Director Australian Agriculture Company Limited, Chairman of Governors, Winifred West Schools Limited and Adviser, Control Risks Group plc.  Former roles include Chairman and Managing Director, Arnott’s Limited and Managing Director, Orlando Wyndham Wines Limited.

Chairman of Executive and Nomination Committees.

Member of Audit and Compliance Committee.

Director since 1999 - appointed Chairman 2000.

R H (Russell) Jones

Managing Director

Age 56.  BCom.  Joined Amcor 1996.  Former Chief Executive of ACI Packaging Group.  Prior to that was Chief Executive of ACI Plastics Group following ACI’s acquisition in 1988 of Blowpak Ltd, of which Mr Jones was Managing Director.  Earlier roles were at Alcoa Australia and James Hardie Irrigation USA and Europe.

Member of Executive and Human Resources Committees.

Director since 1998 - appointed Managing Director 1998.

E A (Elizabeth) Alexander AM

Independent Non-Executive Director

Age 60. BCom, FCA, FCPA, FAICD.  Director Boral Ltd, CSL Ltd, Winston Churchill Memorial Trust. Chairman Australian Institute of Company Directors and Chairman of Board of Advice to the Salvation Army (Southern Command).  Member of the Takeovers Panel and Financial Reporting Council. Former Partner PricewaterhouseCoopers.

Chairman of Amcor Superannuation Fund.

Member of Audit and Compliance, Human Resources and Nomination Committees.

Director since 1994.

D C K (Charles) Allen AO

Independent Non-Executive Director

Age 67. MA, MSc, LLD (Hon) Monash, FTSE, FAICD. Chairman of National Australia Bank Limited.  Director of Earthwatch Australia Limited, The Australian Gas Light Company and Air Liquide Australia Limited.  Former Chairman CSIRO.  Former Managing Director Woodside Petroleum Limited.  Former President Australian Mines and Metals Association and former Vice President Confederation of Australian Industry.

Member of Executive, Audit and Compliance and Nomination Committees.

Director since 1996.

R K (Keith) Barton

Independent Non-Executive Director

Age 63. BSc, PhD, FTSE, FAICD.  Director of Coles Myer Ltd, Tower Limited and Citect Ltd.  Councillor of Royal Blind Society of New South Wales.  Former Managing Director of James Hardie Industries Limited and former Executive Director of CSR Limited.

Chairman of Audit and Compliance Committee.

Member of Nomination Committee.

Director since 1999.

G J (John) Pizzey

Independent Non-Executive Director

Age 55.  BE(Chemical).  Chairman of Alcoa of Australia Ltd and a Director of the Alcoa Foundation Inc.  Deputy Chairman ION Ltd, Chairman - London Metal Exchange Ltd and International Aluminium Institute, Trustee of the American Friends of the National Gallery of Australia.

G A (Geoff) Tomlinson

Independent Non-Executive Director

Age 55.  BEcon.  Chairman Funtastic Limited, Programmed Maintenance Services Limited and Reckon Limited. Deputy Chairman of Hansen Technologies Limited.  Director Mirrabooka Investments Limited and National Australia Bank Limited. Former Group Managing Director National Mutual Holdings Ltd.

Chairman Human Resources Committee.

Member of Nomination Committee.

Director since 1999.

In addition to the Executive Director of Amcor noted above, details of the Executive Officers of Amcor who are not Directors at the date hereof are as follows:

Name	Position	Appointed to Current Position	Joined Amcor

E.E. (Eric) Bloom Age 54	President and Chief Executive Officer, Amcor Sunclipse	2002	1995

G.S. (Graham) James Age 57	Chief Executive Officer, Amcor Flexibles Europe	2001	1994

K. N. (Ken) MacKenzie Age 39	Group Managing Director, Amcor Rentsch and Closures	2001	1992

Chan Chew Keak (Billy) Age 53	Managing Director, Amcor Asia	1998	1993

W.P. (Peter) Day Age 53	Executive General Manager Finance	2001	2001

L.J. (Lou) Lachal Age 52	Executive General Manager Operations	2001	1980

W.J. Long Age 48	President, Amcor PET Packaging	2002	2002

J.V. (John) Murray Age 45	Executive General Manager Corporate Affairs	1999	1999

P.R. (Peter) Sutton Age 47	Managing Director, Amcor Australasia	2003	2001

I.G. (Ian) Wilson Age 45	Strategic Development Director	2000	2000

P.S. (Peter) Wilson Age 51	Executive General Manager, Human Resources and Operating Risk	1999	1999

Executive Officers serve at the discretion of the Directors.  No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

Compensation

The aggregate amount of remuneration paid by Amcor during 2002-03 to all Directors and Executive Officers, as a group, was A$16.5 million.

Retirement agreements have been entered into between Amcor and each non-executive Director that provide for the payment of benefits upon cessation of their respective directorships as covered in Rule 55 of Amcor’s Constitution. Retiring allowance accrual to June 30, 2003 of A$2,475,555 is allocated as follows:

C.I. Roberts – A$698,662, E.A. Alexander – A$517,543, D.C.K. Allen – A$396,195, R.K. Barton – A$250,312, T.C. Bergman – A$332,751, G.A. Tomlinson – A$280,292.

Retiring allowance agreements will not be offered to any Non-Executive Director appointed after June 30, 2003.

The Managing Director and a number of Executive Officers are members of defined benefit superannuation plans operated by the Company under which no specific contribution is determined in respect of any individual member. The Company contributes to those plans at rates determined by an actuary as being necessary and sufficient to ensure the overall financial soundness of the plan.  The aggregate amount set aside by the Company during 2002-03 and included in the aggregate amount of remuneration of Directors and Executive Officers above, was A$0.9 million.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and Amcor receiving the highest emoluments during 2002-03 are set out below:

	Base Emolument	Incentive	Salary Sacrifice	Super- annuation	Other (inc Retiring Allowance)	Total (Excluding Options and Shares) (1)(2)
	A$	A$	A$	A$	A$	A$
Director

C.I. Roberts	249,634		62,409	22,467	295,444	629,954
R.H. Jones	1,268,750	700,000		253,750	260,919	2,483,419
E.A. Alexander	106,718		27,981	9,605	95,531	239,835
D.C.K. Allen	14,167		100,242	1,275	61,698	177,382
R.K. Barton	103,054		25,763	9,275	84,140	222,232
T.C. Bergman	88,232		22,058	7,941	67,695	185,926
G.A. Tomlinson	93,290		23,323	8,396	83,950	208,959
Total	1,923,845	700,000	261,776	312,709	949,377	4,147,707

Amcor Limited

P.J. Brown	635,000	650,000		45,000	137,849	1,467,849
I.G. Wilson	698,241	450,122			238,214	1,386,577
L.J. Lachal	552,500	419,750		77,350	59,686	1,109,286
P.S. Wilson	498,750	399,000		69,825	93,702	1,061,277
J.V. Murray	443,641	380,000		62,475	34,469	920,585
Total	2,828,132	2,298,872		254,650	563,920	5,945,574

Amcor

J.D. Allen	527,588	75,654		117,520	1,058,630	1,779,392
G.S. James	872,801	643,031		147,767	92,293	1,755,892
P.J. Brown	635,000	650,000		45,000	137,849	1,467,849
C.K. Chan	665,337	539,247		53,489	71,963	1,330,036
W.J. Long	725,132	507,593		35,088	25,002	1,292,815
Total	3,425,858	2,415,525		398,864	1,385,737	7,625,984

(1)           Options entitling the holder to purchase one Amcor ordinary share per option were issued during the year. The value of options has been calculated at the date of grant using the Black Scholes option pricing model and is determined by factors including the option’s grant price, lifespan, share price volatility and dividend yield. Details are as follows:

Name	Number	Exercise Price		Expiry Date	Fair Value

R.H. Jones	3,000,000	A$	8.20	09/2008	A$	1,540,799

P.J. Brown	60,000	A$	5.10	10/2005	A$	185,400
	50,000	A$	8.20	11/2012	A$	19,556

L.J. Lachal	60,000	A$	5.10	10/2005	A$	185,400

P.S. Wilson	80,000	A$	5.10	10/2005	A$	247,200

G.S. James	60,000	A$	5.10	10/2005	A$	185,400
	50,000	A$	8.20	11/2012	A$	19,556

C.K. Chan	100,000	A$	5.10	10/2005	A$	185,400
	50,000	A$	8.20	11/2012	A$	19,556

W.J. Long	300,000	A$	7.30	07/2007	A$	373,520
	50,000	A$	8.20	11/2012	A$	19,556

(2)           Shares were issued under the Employee Share Purchase Plan approved by shareholders on January 29, 1985 and as amended on September 3, 1987, October 20, 1988, June 2, 1999 and October 12, 2000. Most of these shares have been issued for “nil” consideration with performance restrictions of three and up to five years. The value of these shares has been amortised over the relevant trading restriction period. Details are as follows:

R.H. Jones 97,222 (A$137,594); I.G. Wilson 36,585 (A$87,281); L.J. Lachal 36,585 (A$87,281); P.S. Wilson 36,585 (A$87,281); J.V. Murray 36,585 (A$87,281).

Board Practices

The primary role of the Directors of Amcor is the protection and enhancement of long-term shareholder value. To fulfil this role, the Board has the overall responsibility for corporate governance of the Company and is responsible for setting the strategic goals of the Company, for oversight of the management of the Company and for direction of its business strategy.  The Constitution of Amcor provides that, until the Company in general meeting otherwise determines, there shall be such number of Directors not less than seven nor more than 15 as the Directors may determine, provided that the Directors may not determine the number of Directors to be less than the number in office at the time of such determination.  At the date hereof, the number of Directors is seven, of whom one is an Executive Director.

Other than the Managing Director, the Directors are subject to retirement by rotation, with one third, or the number closest to but not exceeding one third, retiring each year at the annual general meeting of the Company.  Eligible retiring directors may offer themselves for re-election by the shareholders.

The Constitution also requires that at least two-thirds of the Directors be Australian citizens. In addition, each Director must hold (or acquire within two months after election) at least 1000 Ordinary Shares of Amcor.

The base fee for a Non-Executive Director for 2002-03 was A$105,000 with the Chairman receiving A$315,000. Additional fees were paid to Non-Executive Directors as follows:

•      A$25,000 per annum to chair the Audit and Compliance Committee;

•      A$10,000 per annum as a member of the Audit and Compliance Committee;

•      A$12,500 per annum to chair the Human Resources Committee;

•      A$6,000 per annum as a member of the Human Resources Committee; and

•      A$15,000 per annum to chair the Amcor Superannuation Fund.

Fees for Non-Executive Directors are based on their work responsibilities. In determining the level of fees, external survey data is considered in detail. Fees are recommended by the Human Resources Committee and determined by the Board within the amount approved by shareholders. Total remuneration for all Non-Executive Directors last voted upon by shareholders at the 2003 Annual General Meeting is not to exceed A$2 million per annum.

All Non-Executive Directors have signed retiring allowance agreements which crystallise a benefit upon retirement or death. Any benefit paid is reduced by the amount of any superannuation benefit received.

Audit and Compliance Committee

The role of the Audit and Compliance Committee is set out in a charter which has been approved by the Board. In accordance with this charter, all members must be independent non-executive directors. The Chairman may not be Chairman of the Board of directors. The role of the committee is to advise on the maintenance of an appropriate framework of internal control and compliance reporting for the management of the company. At least one of the committee members will have an expertise in financial matters.

The responsibilities of the Committee are to:

•        appoint, remove and determine the remuneration of the external auditors and oversee the rotation of the principal external audit partner;

•        review the financial reports prior to external release;

•        monitor the activities of the internal and external audit function;

•        review internal and external audit reports to ensure that where deficiencies in controls or procedures have been identified, prompt remedial action is taken by management;

•        liaise with external auditors to ensure that the annual audits and half-yearly reviews are conducted effectively;

•        review major capital expenditure projects post audits;

•        monitor funding commitments and availability;

•        assess and review business risk;

•        consider, and if appropriate, approve the provision of non-audit services by the Company’s external auditor;

•        review major non-financial regulatory matters through the use of a compliance monitoring regime covering the following areas of exposure:

•        environment;

•        health and safety;

•        asset protection;

•        trade practices;

•        discrimination and harassment;

•        conflict of interest;

•        ethical standards; and

•        privacy.

•        review the Company’s policies and procedures for convergence with International Financial Reporting Standards for reporting periods beginning July 1, 2005.

The members of the Audit and Compliance Committee during 2002-03 were:

R.K. Barton (Chairman), D.C.K. Allen, E.A. Alexander, C.I. Roberts. All are non-executive directors of the Company.

The Managing Director and Chief Executive Officer attends all meetings in an ex-officio capacity.

The Audit and Compliance Committee currently conducts an annual review of its processes and charter to ensure that it has carried out its functions in an effective manner.

Human Resources Committee

The role of the Human Resources Committee is to advise the Board on the remuneration policies and practices for the Company and make specific recommendations to the Board on remuneration packages and policies applicable to non-executive directors, the Managing Director and senior management. This role also includes responsibility for share/option plans, incentive performance packages and succession planning. Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Human Resources Committee also considers independent advise on appropriate remuneration packages.

The members of the Human Resources Committee during 2002-03 were:

G.A. Tomlinson (Chairman), R.H. Jones, E.A. Alexander, T.C. Bergman.

Although the Managing Director is a member of this Committee, the Managing Director will not:

(a)           vote on matters relating to the remuneration of executive officers of the Company, and

(b)           attend meetings or vote on matters regarding the remuneration of the Managing Director.

Employees

Employee Numbers by Segment	as at 30 June 2003

Amcor PET Packaging	5,601

Amcor Australasia	7,113

Amcor Flexibles Europe	6,766

Amcor Sunclipse	2,367

Amcor Rentsch and Closures	3,883

Amcor Asia	2,765

Corporate/Other	115

TOTAL	28,610

	as at 30 June
Employee Numbers by Geographic Segment	2002	2001

Amcor Australasia	7,793	7,815

Amcor North America	5,006	4,567

Amcor Europe	7,926	8,004

Amcor Asia	2,782	2,550

Corporate/Other	123	317

TOTAL	23,650	23,253

Share Ownership

The following table sets forth, as at December 12, 2003, the total amount of any class of Amcor’s voting securities owned by directors:

Title of Class	Identity of person or group	Amount Owned	Percent of Class

Ordinary Shares	Directors of Amcor Limited	675,456	0.08

As of December 12, 2003 executive officers and employees had been issued with 13,672,057 Ordinary Shares representing approximately 1.59% of issued capital, under employee share purchase plans.

Executive and Employee Share Plans

Amcor maintains two Executive and Employee Share Plans (“ESPs”) which were introduced in 1985.

Under the first plan, introduced in January 1985 (“1st ESP”), Ordinary Shares are issued (paid as to A$0.01 or such greater amount as may be specified by the Directors) to Executive Officers (including Directors who are Executives) and to senior staff members in Amcor selected by the Directors.  The Ordinary Shares are issued at the market price at the time of issue.  The balance of the sum payable on application is advanced by the Company by way of loans; some of the loans being interest free and some being interest bearing.  The Company retains a lien over the Ordinary Shares issued to secure the loan monies. The balance of the call outstanding only becomes payable on retirement, death or at the Directors’ discretion. The lien entitles the Company to sell the shares and apply the proceeds to meet the balance of monies then owing.  In the event of a deficiency remaining after sale the Company has no claim against the former executive or his estate for that amount.  The shares subject to the 1st ESP carry full dividend entitlements and voting rights.

Under the second plan, introduced in October 1985 (“2nd ESP”) Ordinary Shares or Options of the Company can be issued to Executive Officers and Directors (including Directors who are Executives) and senior staff members selected by the Directors.  Ordinary Shares may be issued paid to not less than A$0.05.  The Ordinary Shares are issued at market price at the time of issue.  The balance of the call outstanding only becomes payable on retirement, death or at the Directors’ discretion.  Similar to the 1st ESP, the Company has a lien over the Ordinary Shares.  Any deficiency between the balance of issue price and the realizable value of the Ordinary Shares shall be met out of the Company’s share premium account.  These 2nd ESP Ordinary Shares do not carry dividend entitlements unless determined otherwise by the Directors.  Voting rights exercisable by holders of partly paid Ordinary Shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.  Options under the 2nd ESP may be issued upon such terms and subject to such conditions as the Directors of the Company determine at the time.

Due to the restrictions of the Sarbanes-Oxley Act of 2002 in the US, no such loans referred to in the above plans have been made or extended to Directors and Executive Officers since July 1, 2002.

The maximum number of shares that can be issued under all plans cannot exceed 5% of the Company’s issued capital.

Commencing from 1988, shares have been offered under the 1st ESP for the benefit of all full-time employees, permanent part-time employees and executive directors of Amcor with more than twelve months’ service. The number of shares offered depends upon the Company’s increase in earnings per share and is currently on the following basis; ie. an increase in earnings per share of less than 5% will result in no offer; from 5% to 10% an offer of 100 Ordinary Shares; from more than 10% to 15% an offer of 200 Ordinary Shares will be made; and above 15% an offer of 300 Ordinary Shares will be made.

Senior Executive Share and Retention Share Plans

In 2000-01, Amcor introduced two further share plans for senior executives in Australia and the United Kingdom.

Under the first Senior Executive Share Plan (“SESP”), the Board may nominate specific employees who report directly to the Managing Director, or employees who report directly to those people, as being eligible to participate.  Prior to the end of each financial year, eligible employees may elect to receive fully paid ordinary shares in lieu of part or all of any cash bonus which they may receive in respect of that financial year.  The value of any ordinary shares which Amcor decides to issue to eligible employees will be based on the simple average of the closing price of Amcor shares on each trading day for the relevant financial year, unless Amcor decides to alter the method for calculating this value in response to anomalous circumstances.  The shares will be issued at the time when the cash bonus is payable and the shares may not be disposed of by the employee for a restricted period of ten years in Australia and five years in the United Kingdom, unless the employee ceases employment or Amcor decides otherwise prior to the expiry of the restricted period.  Any right or interest in the shares will be forfeited if the employee has acted fraudulently in relation to the affairs of the Company during the restricted period.  The shares subject to the SESP carry full dividend entitlements and voting rights.

Under the second Senior Executive Retention Share Plan (“SERSP”), the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at Amcor’s discretion.  The shares may not be disposed of by the employee for a restricted period of five years, unless the employee ceases employment three years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restricted period for cause or poor performance.  If the employee voluntarily ceases employment within four or five years from the date the shares were issued, the employee forfeits 40% or 20% of their shares (respectively).  The shares subject to the SERSP carry full dividend entitlements and voting rights.

Options

(i) Executive Options

Shareholders at the 2002 Annual General Meeting approved the issue of 3,000,000 options to the Managing Director. The grant of options was made on 14 August 2002 at an exercise price of A$8.20 which was the average closing market price of fully paid ordinary shares traded on the Australian Stock Exchange during the month of July 2002.

On October 1, 2002, the Company issued 2,522,878 executive options over 2,522,878 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$5.10 which was based on the average of the closing market price of Amcor Limited shares traded on the Australian Stock Exchange during the month of May 2000.

On October 1, 2002, the Company issued 40,000 executive options over 40,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$5.30 which was based on the average of the closing market price of Amcor Limited shares traded on the Australian Stock Exchange during the first two weeks of December 2000.

On October 1, 2002, the Company issued 10,000 executive options over 10,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$5.30 which was based on the average of the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the twenty trading days up to and including January 15, 2001.

On October 1, 2002, the Company issued 50,000 executive options over 50,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$6.62 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the five trading days prior to June 18, 2001.

On October 1, 2002, the Company issued 180,000 executive options over 180,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$6.03 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the month of September 2001.

On October 1, 2002, the Company issued 40,000 executive options over 40,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$7.25 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the period December 2001 to February 2002.

On October 1, 2002, the Company issued 30,000 executive options over 30,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$5.71 which was based on the Dividend Reinvestment Plan price for the October 2001 dividend payment.

On November 1, 2002, the Company issued 5,927,000 executive options over 5,927,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$8.20 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for month of July 2002.

On October 1, 2003, the Company issued 180,000 executive options over 180,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$6.03 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the month of September 2001.

On October 1, 2003, the Company issued 40,000 executive options over 40,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$7.25 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for the period December 2001 to February 2002.

On October 1, 2003, the Company issued 40,000 executive options over 40,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$5.71 which was based on the Dividend Reinvestment Plan price for the October 2001 dividend payment.

On October 13, 2003, the Company issued 165,000 executive options over 165,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$8.20 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for month of July 2002.

On October 20, 2003, the Company issued 30,000 executive options over 30,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$8.20 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange for month of July 2002.

(ii) Special Executive Options

On November 1, 2002, the Company issued 2,290,000 executive options over 2,290,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$7.40 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange on 11 and 12 April 2002.

On November 1, 2002, the Company issued 350,000 executive options over 350,000 ordinary shares of Amcor Limited under the 2nd ESP. The exercise price of this issue was A$7.30 which was based on the closing market price of Amcor Limited shares traded on the Australian Stock Exchange on 15 April 2002.

ITEM 7                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.  As at December 12, 2003, Delaware International Advisers Limited and Commonwealth Bank of Australia were the only shareholders to hold more than 5% of the ordinary shares of the Company. By notice dated March 12, 2003, Delaware International Advisers Limited had a relevant interest in 56,227,822 Ordinary Shares which represented 6.61% of the total at that date. By notice dated June 4, 2003, Commonwealth Bank of Australia had a relevant interest in 42,431,774 Ordinary Shares which represented 4.99% of the total at that date.

There are no arrangements known to Amcor, the operation of which may at a subsequent date result in a change in control of Amcor. Major shareholders enjoy no rights different from any other holder of Amcor’s Ordinary Shares.

Major Shareholders Over Previous Three Years

Date of Notice	Name of Shareholder	% of Voting Shares at Year-end
6 Apr 2000	Delaware International Advisers Ltd	8.13
12 Jul 2000	Maple-Brown Abbot Ltd	7.13
21 May 2001	Maple-Brown Abbot Ltd	6.09
3 Aug 2001	Delaware International Advisers Ltd	9.24
20 Aug 2001	Maple-Brown Abbot Ltd	5.08
21 Aug 2001	Maple-Brown Abbot Ltd	Ceased to be substantial shareholder
8 Jul 2002	Delaware International Advisers Ltd	8.11
10 Jul 2002	Commonwealth Bank of Australia	5.05
4 Sep 2002	Commonwealth Bank of Australia	6.05
12 Mar 2003	Delaware International Advisers Ltd	6.73
4 Jun 2003	Commonwealth Bank of Australia	5.03

Related Party Transactions

A number of loans have been provided by the Company to, or for the benefit of, certain Directors who are Executives and Executive Officers.  The aggregate amount of such loans outstanding as at December 12, 2003, was A$1.1 million.  This represents 0.02 per cent of Total Equity as at June 30, 2003.  (See Note 34 to the consolidated financial statements for details on loans issued and repaid). In addition, the Company has granted a guarantee in favour of a Director who is an Executive for a loan of A$0.4 million. Due to the restrictions of the recently enacted Sarbanes-Oxley Act of 2002 in the US, no such loans have been made or extended to Directors and Executive Officers since July 1, 2002.

Under Amcor’s Employee Share Plans which are described in Item 6, interest-free loans are made available to eligible employees to acquire shares, which are repaid over time by dividends received on the shares. In the past these interest-free loans have been made available to directors and executive officers of Amcor to acquire shares. However, due to the Sarbanes-Oxley restrictions Directors and Executive Officers will no longer receive this interest-free loan.

No Director or Officer of the Company (or any relative or spouse thereof) has any interests in any material transactions of Amcor which were effected by the Company or any of its subsidiaries since the current or immediately preceding financial year or were effected by the Company or any of its subsidiaries during an earlier financial year and remain in any respect outstanding at the date hereof.  Directors and Executive Officers of Amcor have participated in recent issues of shares under Employee Share Plans which are described in Item 6.

Amcor trades with certain partly owned controlled entities in the normal course of business and on an arm’s length basis. The amounts of these transactions were not material to any parties.

ITEM 8                  FINANCIAL INFORMATION

Please refer to the consolidated financial statements beginning on F-1

Legal Proceedings

On June 15, 2000, the Construction, Forestry, Mining and Energy Union (CFMEU) filed a proceeding in the Federal Court of Australia against Amcor. The proceeding related to a claim for redundancy-related payments arising out of the change of employment of CFMEU members stemming from the demerger by Amcor in April 2000 of the PaperlinX Group.

On May 13, 2002 the judge handed down reasons for his decision. He found that Amcor employees whose employment was transferred to PaperlinX Ltd had, nonetheless, technically been made redundant and that the Court could not interpret the relevant clauses of the certified agreement in a manner which relieved Amcor of the obligation to make redundancy severance payments to the transferred employees. Amcor appealed this decision.

The appeal was heard by a Full Bench of the Federal Court on February 24, 2003 and its decision, dismissing Amcor’s appeal, was handed down on March 28, 2003. Amcor subsequently filed an application for special leave to appeal to the High Court. On December 12, 2003 special leave was granted and the matter is expected to proceed to a hearing before the High Court during 2004.

There are other outstanding court proceedings, claims and possible claims against companies in the Amcor Group, arising in the ordinary course of business, the aggregate amount of which cannot be readily quantified.  While the outcome of such proceedings and claims cannot be predicted with certainty, Amcor considers that no such proceedings or claims, individually or in aggregate, will have a material adverse effect on the business, consolidated financial condition or results of operations of Amcor. The foregoing discussion includes certain forward-looking statements. See “Forward-Looking Statements” and “Risk Factors”.

Dividend Policy

Amcor has not published a formal dividend policy. Interim and final dividends are determined at the discretion of the Directors.

ITEM 9                  THE OFFER AND THE LISTING

Markets

The principal trading market for Amcor’s shares is the Australian Stock Exchange Limited. Amcor’s Ordinary Shares are also listed on the New Zealand Stock Exchange.  American Depositary Shares (“ADSs”), each representing four Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which Morgan Guaranty Trust Company of New York (“Morgan Guaranty”) is the Depositary, are quoted on the NASDAQ National Market System.  In addition to these ADRs, as of June 30, 2003, there were 2,589 shareholders whose registered addresses are situated in the United States holding in total 1,878,412 Amcor Ordinary Shares, which is equivalent to 0.22% of Amcor’s issued share capital.

The following table sets out, for the periods indicated, the respective highest and lowest prices for Amcor ADSs as traded on the NASDAQ National Market System (with each ADS representing four Ordinary Shares) and for Amcor’s Ordinary Shares reported as the last sale on any trading day on the Australian Stock Exchange Limited.

		American Depositary Shares				Ordinary Shares
		High		Low		High		Low

1998-99 From July 1998 to June 1999*		US$	24.13	US$	13.25	A$	9.05	A$	5.64

1999-00 From July 1999 to June 2000*		US$	22.69	US$	11.38	A$	8.66	A$	4.79

2000-01 From July 2000 to June 2001		US$	14.48	US$	10.31	A$	6.84	A$	5.04

2001-02	First Quarter	US$	14.59	US$	11.07	A$	7.05	A$	5.69
	Second Quarter	US$	14.97	US$	12.10	A$	7.16	A$	6.20
	Third Quarter	US$	16.80	US$	14.61	A$	7.87	A$	7.11
	Fourth Quarter	US$	16.69	US$	12.40	A$	9.10	A$	7.17

2002-03	First Quarter	US$	19.79	US$	17.04	A$	8.86	A$	8.00
	Second Quarter	US$	19.48	US$	17.85	A$	8.49	A$	7.93
	Third Quarter	US$	20.40	US$	18.73	A$	8.68	A$	7.76
	Fourth Quarter	US$	22.20	US$	19.78	A$	8.55	A$	8.05

2003	April	US$	20.80	US$	19.78	A$	8.40	A$	8.10
	May	US$	22.20	US$	20.83	A$	8.55	A$	8.13
	June	US$	22.15	US$	21.61	A$	8.29	A$	8.07
	July	US$	22.75	US$	21.81	A$	8.49	A$	8.05
	August	US$	23.65	US$	21.62	A$	9.03	A$	8.31
	September	US$	24.43	US$	23.30	A$	9.13	A$	8.59
	October	US$	25.30	US$	23.75	A$	9.09	A$	8.46
	November	US$	24.70	US$	23.25	A$	8.55	A$	8.08

* Pre PaperlinX Limited demerger.

The last reported sale of our ordinary shares on December 12, 2003 on the ASX was A$8.09. The last reported sale of our ADSs on December 12, 2003 on Nasdaq was US$24.29.

ITEM 10         ADDITIONAL INFORMATION

Constitution

The following provides information on the material provisions of Amcor’s constitution.

Information in the constitution on Directors is included in Item 6, “Directors, Senior Management and Employees”.

General Meetings

By a resolution of the Board, Amcor may call a general meeting of the Company. No shareholder may convene a general meeting except where entitled under the Corporations Act 2001 to do so. Where a general meeting has been called, notice of the meeting may be given in the form and manner the Board thinks fit. All provisions of the constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this constitution or the Corporations Act 2001.

The business of an annual general meeting is to consider the accounts and reports required by the Corporations Act 2001 to be laid before the meeting, to elect Directors in the place of those retiring under this constitution, when relevant, to appoint an auditor and to transact any other business which, under this constitution, is required to be transacted at any annual general meeting.

Three shareholders must be present to form a quorum. No business may be transacted at a meeting except the election of a Chairman and the adjournment of the meeting unless a quorum is present.

Votes of Shareholders

Shareholders may vote at a meeting of the Company in person, by proxy or attorney. Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be demanded by a shareholder under the Corporations Act 2001 (and not otherwise) or by the Chairman.

Powers of the Board

The management and control of the business and affairs of Amcor are vested in the Board including raising or borrowing money, guaranteeing debts or obligations of any person, providing security for a debt and authorizing persons in whose favor debenture, mortgage or other security is executed to make calls on shareholders in respect of uncalled capital.

Except where a Director is restrained by the Corporations Act 2001, a Director may be present at a meeting of the Board while the matter in which the Director has an interest is being considered and may vote in respect of that matter.

As remuneration for services, each non-executive Director is to be paid out of the funds of the Company a sum determined by the Board but the aggregate remuneration paid to all non-executive Directors in any year may not exceed an amount fixed by Amcor in general meeting.

Dividends

The Board determines that a dividend is payable and fixes the amount, time for payment and method of payment. The Board may establish and maintain one or more dividend plans under which shareholders may elect to reinvest dividends by subscribing for shares in the capital of the Company. The Board also determines the timing and amount of interim dividends.

The Board may retain any dividends in respect of which Amcor has a lien or charge and may apply any retained dividends towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of Amcor until claimed or otherwise disposed of according to law.

Preference Shares

If Amcor at any time proposes to issue preference shares, the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate or of the amount and on the basis determined by the Board at the time of issue of the preference shares.

The preference shares are to confer on the holders the right on redemption and, in a winding up, to payment in cash in priority to any other class of shares of the amount paid on each of the preference shares and the amount equal to the aggregate of any dividends accrued but unpaid.

The preference shares do not confer on the holders any further rights to participate in assets or profits of Amcor.

Partial Takeovers

Where a partial takeover offer is made, a contract to accept the offer is prohibited until an Approving Resolution is passed. An Approving Resolution is to be voted on at a meeting, convened and conducted by Amcor and is taken to have been passed if more than one-half of eligible votes are in favour of the resolution; otherwise it is rejected.

Exchange Controls and Other Limitations Affecting Security Holders

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Amcor for the movement of funds, into and out of Australia.  However, Amcor is required to lodge a currency transfer report disclosing all transfers of A$10,000 or more out of Australia with the Australian Transaction Reports and Analysis Centre.

There are no limitations, either under the laws of Australia or under the Constitution of Amcor, on the right of non-residents to hold or vote Ordinary Shares.

The Foreign Acquisitions and Takeovers Act 1975 (the “FATA”) and the Corporations Act 2001 (the “Act”) each regulate acquisitions giving rise to ownership of substantial amounts of a company’s shares.  A summary of the main provisions of the FATA and the Act is given below.

(a)           Foreign Acquisitions and Takeovers Act 1975

The FATA prohibits:

(i)            a natural person not ordinarily resident in Australia;

(ii)           a corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the FATA) holds a substantial interest or a controlling interest;

(iii)          a corporation in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign corporation, hold an aggregate substantial interest or an aggregate controlling interest;

(iv)          the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign corporation holds a substantial interest; or

(v)           the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign corporation, hold an aggregate substantial interest, from entering into an agreement to acquire shares if, after the acquisition, such person or corporation would hold a substantial shareholding or controlling interest in an Australian corporation (other than an exempt corporation, the definition of which excludes a corporation such as Amcor) without first applying in the prescribed form for approval thereof by the Australian Treasurer and such approval being granted or 40 days having elapsed after such application was made.

Substantial Interests

A person will be deemed to hold a substantial interest in a corporation if the person alone or together with any associates (as defined in the FATA), is in a position to control not less than 15 percent of the voting power in the corporation or holds legal or equitable interests in not less than 15 percent of the issued shares in that corporation. Two or more persons will be deemed to hold an aggregate substantial interest in a corporation if they, together with any associates, are in a position to control not less than 40 percent of the voting power in the corporation or hold legal or equitable interests in not less than 40 percent of the issued shares in that corporation.

Controlling Interests

A substantial interest or aggregate substantial interest will be deemed a controlling interest or aggregate controlling interest respectively, unless the Treasurer is satisfied that, having regard to all circumstances, the person or persons, together with any associates (as defined), is not or are not in a position to determine the policy of the corporation.

(b)           Corporations Act 2001

The Act prohibits a person (including a corporation) from acquiring a relevant interest in issued voting shares in a listed company (or an unlisted company with more than 50 members) if, after the acquisition, the voting power in the company of that person or any other person increases:

•        from 20% or below to more than 20%; or

•        from a starting point that is above 20% and below 90%.

Relevant Interest

A person is considered to have a relevant interest in a security if they (whether solely or jointly, directly or indirectly, whether enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things specified in the Act):

(i)            are the holder of the security;

(ii)           have power to exercise, or control the exercise of, a right to vote attached to the security; or

(iii)          have power to dispose of, or control the exercise of, a power to dispose of, the security.

The Act also deems that a person acquires a relevant interest in voting shares in a company if:

•              securities in which the person already had a relevant interest become voting shares in the company; or

•              there is an increase in the number of votes that may be cast on a poll attached to voting shares that the person already had a relevant interest in.

In these circumstances, the acquisition of the relevant interest will occur when the securities become voting shares or the number of votes increases.

Voting Power

A person’s voting power in a company is determined as follows:

person’s and associate’s votes	x 100
total votes in company

where:

•      ‘person’s and associate’s votes’ is the total number of votes attached to all the voting shares in the company (if any) that the person or an associate has a relevant interest in; and

•      ‘total votes in the company’ is the total number of votes attached to all voting shares in the company.

The Act provides that the number of votes attached to a voting share in a company is the maximum number of votes that can be cast in respect of the share on a poll:

•      on the election of a director of the company (if the election of directors is not determined by the casting of votes attached to voting shares); or

•      on the adoption or amendment of the company’s constitution (if the election of directors is not determined by the casting of votes attached to voting shares).

Exceptions to the Prohibition

Exceptions to this prohibition are outlined in section 611 of the Act.  Some of the more significant exceptions are:

•      Section 611 (item 1) permits a person who proposes to become entitled to more than 20 percent of the voting shares of a company to make a formal takeover offer to the shareholders of the target company to acquire their shares.  Separate takeover schemes are required for each class of shares sought.

•      Under Section 611 (item 2), a person (either alone or together with others) can acquire in excess of 20 percent of a company’s voting shares by an on-market purchase during a bid period.  The bid must be for all the voting shares in the bid class and be unconditional or only conditional on the happening of an event which entitles the bid to be withdrawn under sections 652C(1) or (2).

•      Under Section 611 (item 7), a person (either alone or together with others) is permitted to acquire shares in excess of 20 percent of a company’s issued capital where that company has agreed to the acquisition by a resolution passed at a general meeting at which no votes were cast in relation to the resolution in respect of any shares held by the acquirer and their associates or the persons (if any) from whom the acquisition is to be made and their associates.

•      Under Section 611 (item 9), a person who has been entitled to 19 percent or more of the target company’s voting power for a continuous period of not less than six months is permitted to acquire voting power in the company which is no more than 3 percentage points higher than they had 6 months before the acquisition.

Taxation

Australian Taxation

The following summary discusses the Australian tax consequences of owning ADSs or Ordinary Shares.  The summary is not exhaustive and is based on law in force as of the date of this Annual Report.  Holders of ADSs are advised to consult their own tax advisers as to the tax and stamp duty consequences of their ownership of and dealings in ADSs and Ordinary Shares.

Under the current double taxation convention between Australia and the United States, dividends paid by Amcor to a United States resident shareholder of Amcor, including an ADS holder, who is not deemed to be an Australian resident for tax purposes, and does not have a permanent establishment in Australia or perform in Australia independent personal services from a fixed base situated in Australia, will be subject to a maximum Australian withholding tax of 15 percent of such gross dividend.

From July 1, 2003 the applicable rates of dividend withholding tax are as follows:

•      0% - for 80% or greater shareholders (down from 15%)

•      5% - for 10% or greater shareholders (down from 15%)

•      15% for others (no change)

To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

Dividends paid to non-residents of Australia will not attract Australian withholding tax to the extent that the dividend has been “franked”.  A dividend will be franked to the extent that the corporation declaring the dividend has tax credits available from the payment of Australian corporate tax and has declared that the dividend is so franked.

The Australian Government introduced a holding period for shares operative from July 1, 1997, such that franking credits will be denied on dividends payable on shares, and distributions paid on an interest in shares where:

•        the taxpayer effectively holds ordinary shares (or similar interests) for less than 45 days, or less than 90 days in the case of preference shares; and

•        during this period a dividend is payable on the shares, or a distribution is payable on the interest in the shares, so that the taxpayer would be entitled to franking credits or the section 46 inter-corporate dividend rebate (or both) in respect of the dividend distribution.

The test will focus only on arrangements (share investments and related hedges) which remove 70% or more of downside and upside risk in relation to the shares.

Dividends paid to United States residents which are not franked (or are partly franked) will, subject to the comments below, attract withholding tax at the rates listed above on the unfranked amount.

With effect from July 1, 1994, unfranked dividends paid to non-residents of Australia will, in certain circumstances, be wholly or partly exempt from Australian withholding tax.  Where the unfranked dividend is paid out of profits derived by Amcor from qualifying foreign dividends, withholding tax will not be payable on any foreign dividend account (“FDA”) amount specified in a notice provided by Amcor to shareholders.

Since the introduction of the imputation system, 27 dividend distributions have been made by Amcor, all of which have been at least partly franked.  Dividend distributions, paid in April 1995, October 1995, April 1996 and October 1996 were franked to 100%. The dividends paid in April 1997 were franked to 70%. Dividends paid in October 1997 and April 1998 were franked to 25% and those paid in October 1998 were franked to 35%. The dividends paid in April 1999, October 1999 and April 2000 were franked to 20%. The dividend paid in October 2000 was franked to 35% and the dividends paid in April 2001, October 2001, March 2002, October 2002 and April 2003 were franked to 50%. The dividend paid in October 2003 was franked to 40%. Amcor has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted.

Since July 1, 1991 Amcor has been obliged to deduct tax at the highest marginal rate plus the Medicare Levy (currently 48.5%) from unfranked dividends or interest paid to investors resident in Australia who have not supplied the Company with a tax file number or exemption form.  Collection of tax file number information is authorized by and its use and disclosure is strictly regulated by the Tax Laws and Privacy Act.

A United States citizen who is a resident of Australia, or a United States corporation which is a resident of Australia (by reason of carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia, or being managed or controlled in Australia) may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon the disposal of ADSs or Ordinary Shares.  Under current Australian tax laws, no tax is payable in respect of the disposal of ADSs or Ordinary Shares held by non-residents of Australia except:

(a)           if the ADSs or Ordinary Shares are trading stock of the holder or if an ordinary incident of the holder’s business is the sale of securities for a profit, or the profit arises out of a profit making scheme (in certain circumstances) and, in any case, the profit is sourced in Australia; or

(b)           if disposed of and the ADSs or Ordinary Shares beneficially owned by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represent 10 percent or more of the issued share capital of Amcor (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital).

From October 1, 1999 any taxable unindexed capital gain on ADSs or Ordinary Shares acquired on or after October 1, 1999 and held for at least one year is reduced by half for individuals and by one third for superannuation funds. Individuals and superannuation funds who acquired ADSs and Ordinary Shares before October 1, 1999 and hold them for at least one year can either calculate their taxable unindexed capital gain, as above or choose to make an indexed capital gain being the whole of the difference between the realisation price and the indexed cost base as at September 30, 1999. Corporations do not benefit from such concessions and are disadvantaged by the removal of indexation.

Notwithstanding that the profit or gain upon the disposal of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) or (b) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from Australian tax may nevertheless be available under the current double taxation convention referred to above.

Effective from July 1, 2001 stamp duty on Australian share transfers has been abolished. In addition, under current Australian tax law, no Australian State or Federal estate duty or other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile.  For capital gains purposes, the death of the holder will only produce a deemed disposal, if the ADSs or Ordinary Shares are bequeathed to a tax exempt person or if the deceased was an Australian resident, the ADS or Ordinary Shares are bequeathed to a non-resident, and the ADS or Ordinary Shares did not fall within the meaning of a taxable Australian asset as referred to in paragraph (b) above.  In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above.  Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences to you of the ownership and disposition of the Amcor ADSs and Ordinary Shares, but it does not purport to be a comprehensive description of all of the United States tax considerations of the ownership and disposition of ADSs or Ordinary Shares.

The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax laws of Australia, as well as the double taxation convention between Australia and the United States, and a protocol thereto (collectively the “Treasury”), all as currently in effect and all subject to change at any time, perhaps with retroactive effect. In addition, the discussion is based in part upon the representations of the Depositary and the assumption that each obligation provided for in the Deposit Agreement and any related document will be performed in accordance with its terms.

You should consult your own tax adviser as to the United States, Australian, or other tax consequences of the ownership and disposition of the Amcor ADSs or Ordinary Shares in your particular circumstances.

The discussion relating to U.S. tax consequences only applies to you if you hold your ADSs or Ordinary Shares as capital assets for tax purposes and you are not a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds

Ordinary Shares or ADSs as part of a hedging or straddle or conversion transaction or a person whose functional currency is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of Ordinary Shares or ADSs and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

For U.S. federal income tax purposes if you hold ADRs evidencing ADSs, you will be treated as the owner of the underlying Ordinary Shares represented by those ADSs, and exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder you must include in your gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Ordinary Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid (before reduction for Australian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).  The dividend is ordinary income that you must include in income when you receive the dividend, either actually or constructively, in the case of Ordinary Shares, or when the depositary receives such dividend, in the case of ADSs. For 2003, dividends will be taxed at 15% for individuals with taxable income in the top four brackets and 5% for those with taxable income in the lowest two brackets. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or Ordinary Shares and thereafter as capital gain.

The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.  Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Australian tax withheld in accordance with the Treasury and paid over to Australia will be creditable against the U.S. holder’s United States federal income tax liability. For foreign tax credit purposes, the dividend will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.  No United States foreign tax credit will be allowed to U.S. holders of Ordinary Shares or ADSs in respect of any personal property or similar tax imposed by Australia (or any taxing authority thereof or therein).

Distributions of additional Ordinary Shares to U.S. holders with respect to their Ordinary Shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs.  Generally such gain or loss will be long-term capital gain or loss if your holding period for such Ordinary Shares or ADSs exceeds one year and any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003, long-term capital gains of a non-corporate U.S. holder occurring after May 6, 2003 are subject to tax at 15% for those with taxable income in the top four brackets and 5% for those with taxable income in the lowest two brackets.  For sales or exchanges occurring prior to May 6, 2003, the maximum capital gains rate is 20%. (10% for individuals in the 10% or 15% tax bracket).  However, for tax years beginning after December 31, 2000, lower capital gain rates may apply depending on the holding period and the U.S. individual holder’s tax bracket.  A lower capital gains rate of 18% (8% for individuals in the 10% or 15% tax bracket) may be applied if the individual holds the asset more than five years.

PFIC Rules

We believe that our Ordinary Shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.  If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of Ordinary Shares or ADSs would in general not be treated as capital gain, and a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” rateably over the holder’s holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Documents on Display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the Securities Exchange Commission (SEC) at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information.

ITEM 11                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking statements. Amcor’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this annual report.

Financial Instruments

Derivative financial instruments are not held or used by Amcor for speculative or trading purposes. Our policy is to hedge all material foreign exchange transactions by entering into forward foreign exchange contracts and currency swaps and to manage our exposure to movements in interest rates by entering into interest rate swaps.

In order to control any exposure which may result from non-performance by counterparties, these contracts are only entered into with major banks with a minimum long term rating of A+ by Standard & Poor’s or A2 by Moody’s.  In addition, these banks must be approved for use by the Amcor Limited Board, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures. The estimated credit risk exposure of Amcor is minimal.

Interest Rate Risk

Amcor is exposed to adverse movements in interest rates under various debt facilities. By monitoring global interest rates and, where appropriate, hedging interest rate exposures, Amcor seeks to manage its interest rate risk.

During 2002-03, as global interest rates generally reduced marginally, Amcor’s ratio of fixed-rate debt to total debt increased slightly - from 54% at June 30, 2002 to 55% at the end of June 2003. By maintaining a proportion of variable rate debt, Amcor achieved an average interest rate paid on all borrowings (excluding the coupon on PACRS) for 2002-03 of 5.0% (5.5% in 2001-02).

Amcor enters into interest rate swap agreements, interest rate options and forward rate agreements to hedge interest rate exposures. Net receipts and payments under the interest rate swaps are recognized as an adjustment to interest expense.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

		Fixed interest maturing in:
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted average interest rate
	A$m	A$m	A$m	A$m	A$m	A$m
2002-03

Financial Assets
Cash	141.5	—	—	—	—	141.5	2.61%
Receivables	20.5	—	—	—	1,565.6	1,586.1	3.28%
Other financial assets	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,587.1	1,749.1	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Commercial paper	108.4	—	—	—	—	108.4	2.65%
US $Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%
Distributions payable					8.8	8.8	—
Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%
	1,218.6	11.2	549.6	757.8	1,800.0	3,891.0	5.00%
Interest rate swaps/FRAs
A$	(100.0)	—	100.0	—	—	—	6.75%
Euro	(480.0)	—	480.0	—	—	—	4.81%
A$	480.0	—	(480.0)	—	—	—	(5.67)%
	(100.0)	—	100.0	—	—	—	4.90%

2001-02

Financial Assets
Cash	2,307.1	—	—	—	—	2,307.1	3.03%
Receivables	17.9	—	—	—	1,360.5	1,378.4	4.53%
Other financial assets	—	—	—	—	12.8	12.8	—
	2,325.0	—	—	—	1,373.3	3,698.3	3.04%
Financial Liabilities
Payables	—	—	—	—	1,314.2	1,314.2	—
Bank and other loans	839.4	31.7	187.4	54.5	—	1,113.0	4.15%
Commercial paper	115.8	—	—	—	—	115.8	2.08%
US $Notes	—	221.3	—	—	—	221.3	6.75%
Leases	5.8	12.1	5.1	34.0	—	57.0	8.75%
Employee entitlements	—	—	55.4	—	133.0	188.4	6.00%
Dividend payable					123.0	123.0	—
Undated subordinated convertible securities	—	—	543.1	—	—	543.1	7.06%
	961.0	265.1	791.0	88.5	1,570.2	3,675.8	5.21%
Interest rate swaps/FRAs
A$	(100.0)	—	100.0	—	—	—	6.75%
Euro	(480.0)	—	480.0	—	—	—	4.81%
A$	480.0	—	(480.0)	—	—	—	(5.67)%
US$	221.3	(221.3)	—	—	—	—	(6.30)%
US$	(132.8)	132.8	—	—	—	—	6.43%
Canadian$	(58.1)	58.1	—	—	—	—	6.55%
	(69.6)	(30.4)	100.0	—	—	—	5.08%

Foreign Currency Exchange Rate Risk

In relation to transactional foreign currency exposures, Amcor policy is to hedge all material foreign currency exposures through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. Gains/losses are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts payable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2003	2002	2003	2002
	Weighted Average Rate	Weighted Average Rate
			A$m	A$m
Buy Contracts

0 – 12 months
Canadian Dollar	1.03	0.90	1.0	5.3
Swiss Franc	0.88	0.85	11.9	54.7
Danish Kroner	4.34	4.27	9.1	101.9
European Currency Unit	0.58	0.57	198.4	20.7
United Kingdom Pound	0.40	0.37	44.7	25.7
Japanese Yen	73.61	66.04	0.8	0.4
Norwegian Krone	4.69	4.26	0.6	13.0
New Zealand Dollar	1.12	—	4.9	—
Swedish Krona	5.37	5.24	15.4	77.2
Singapore Dollar	—	1.00	—	0.1
United States Dollar	0.61	0.55	82.3	43.1
More than12 months
European Currency Unit	0.55	—	8.9	—
New Zealand Dollar	1.30	1.30	77.2	77.2
United States Dollar	0.54	—	1.4	—

Sell Contracts

0 – 12 months
Swiss Franc	—	0.84	—	111.2
Danish Kroner	—	4.27	—	158.8
United Kingdom Pound	—	0.36	—	64.6
Norwegian Krone	—	4.36	—	31.1
New Zealand Dollar	1.11	1.22	26.7	29.3
Swedish Krona	—	5.22	—	120.1
United States Dollar	0.62	0.52	2.8	12.0

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on Amcor’s financial assets, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

Amcor minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long-term credit rating of A- by Standard & Poor’s.  In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  As at June 30, 2003 the sum of all contracts with a positive replacement cost was A$50.3 million compared to A$30.9 million at June 30, 2002.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency Amcor pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay us.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at June 30 are as follows:

	Carrying Amount 2003	Net Fair Value 2003	Carrying Amount 2002	Net Fair Value 2002
	A$m	A$m	A$m	A$m
Financial Assets

Cash	141.5	141.5	2,307.1	2,307.1
Receivables	1,586.1	1,586.1	1,378.4	1,378.4
Other financial assets	21.5	21.5	12.8	12.8

Financial Liabilities

Payable	1,525.7	1,525.7	1,314.2	1,314.2
Bank and other loans	1,005.3	1,005.3	1,113.1	1,113.1
Commercial paper	108.4	108.4	115.8	115.8
US$ Notes	748.9	748.9	221.3	228.2
Lease liabilities	150.4	150.4	57.0	57.0
Employee entitlements	343.5	343.5	188.4	188.4
Dividends/distributions payable	8.8	8.8	123.0	123.0
Undated subordinated convertible securities	446.2	515.3	543.1	567.1

The undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed reflects the estimated amounts which Amcor expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of off balance sheet financial instruments held as at June 30, 2002 are:

	2003	2002
	A$m	A$m

Interest rate swaps	(19.8)	(11.6)
Cross currency swaps	41.7	23.7
Forward foreign exchange contracts	2.9	3.1

Net Gain/(Loss)	24.8	15.2

An equivalent movement on the underlying transactions offsets the above net notional positions.

ITEM 13	DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report of Form 20-F, an evaluation was carried out under the supervision and with the participation of Amcor’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16	Reserved for future use.

ITEM 17 &18	Financial Statements. See pages F-1 through F-87.

ITEM 19	Exhibits

	1.	Constitution of Amcor Limited

2.

Certain instruments defining the rights of holders of other long-term debt of the Company and its subsidiaries have been omitted pursuant to instruction 2(b)(i) of Item 19 of Form 20-F. The registrant hereby undertakes to furnish to the SEC, upon request, copies of such instruments.

	4.	Executive Remuneration Contract – P.R. Sutton

	7.	Calculation of Basic and Diluted Earnings per Share

	8.	List of Subsidiaries of Amcor Limited

	12	Rule 13a-14(a)/15d-14(a) Certifications
(a) Certification of the Company’s Chief Executive Officer
(b) Certification of the Company’s Chief Financial Officer

	13	Section 1350 Certifications
(a) Certification of the Company’s Chief Executive Officer
(b) Certification of the Company’s Chief Financial Officer

Index to Financial Statements of Amcor Limited

Audited Financial Statements

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Limited
(Registrant)

/s/ Bert Guy
Bert Guy
Company Secretary

Date: December 19, 2003

REPORT OF INDEPENDENT AUDITORS

To the members of Amcor Limited:

We have audited the accompanying consolidated Balance Sheets of Amcor Limited and its subsidiary companies (the consolidated entity) as of June 30, 2003 and 2002, and the related consolidated Statements of Income, Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended June 30, 2003, all expressed in Australian dollars.  These consolidated financial statements are the responsibility of the consolidated entity’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the consolidated entity at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America.  An explanation of the significant differences between the two sets of principles as they relate to the consolidated entity is presented in Note 35 to the consolidated financial statements. The application of the United States of America’s principles would have affected the determination of consolidated net income for each of the years in the three-year period ended June 30, 2003, and the determination of shareholders’ equity at June 30, 2003 and 2002 to the extent summarised in Note 35 to the consolidated financial statements.

/s/ KPMG

KPMG
Chartered Accountants

Melbourne, Australia

21 August 2003

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30

		(in millions of A$)
	Notes	2003	2002	2001
Revenues
Net sales		10,709.9	7,472.4	5,652.9
Other revenue	2	248.1	1,059.8	193.3
Total revenue		10,958.0	8,532.2	5,846.2

Costs and expenses
Costs of goods sold		(8,786.8)	(6,053.4)	(4,542.2)
Selling, general and administrative		(1,298.8)	(1,047.8)	(718.1)
Research and development		(44.8)	(36.0)	(15.0)
Other		(186.2)	(283.3)	(19.7)

Total costs and expenses		(10,316.6)	(7,420.5)	(5,295.0)
Interest expense		(152.8)	(130.5)	(147.2)

Operating profit before income tax	3	488.6	981.2	404.0

Income tax	5	(110.5)	(120.2)	(118.2)

Operating profit before minority interest		378.1	861.0	285.8

Minority interest in operating profit after tax		(16.8)	(9.3)	(3.4)

Net operating profit attributable to members of the Holding Company		361.3	851.7	282.4

	(in millions of A$)
	2003	2002	2001
Earnings per share calculation

Net operating profitafter significant items (after convertible reset security distribution)	309.0	815.3	279.4

Significant items after tax	70.1	(534.8)	(41.3)
Net operating profit before significant items	379.1	280.5	238.1

After tax cost of interest on convertible securities	6.0	28.1	25.9

After tax cost of convertible reset security distribution	—	25.5	—
Diluted operating profit before significant items	385.1	334.1	264.0

Diluted operating profit after significant items (including after tax cost of dilutive securities)	315.0	868.9	305.3

Reconciliation of average number of shares

Basic average number of shares	835.2	666.5	627.7

Impact of dilutive securities	22.2	123.3	73.5
Dilutive average number of shares	857.4	789.8	701.2

Basic earnings per share:
• before significant items (cents)	45.4	42.1	37.9
• after significant items (cents)	37.0	122.3	44.5

Diluted earnings per share:
• before significant items (cents)	44.9	42.3	37.7
• after significant items (cents)	36.7	110.0	43.5

Dividends per ordinary share (cents)
• Interim	15.0	14.0	14.0
• Final	15.0	14.0	14.0

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(in millions)
Potential common shares (1)	128.0	—	—
Options over common shares (2)	—	2.0	1.3
Partly paid common shares (3)	—	—	2.7

(2)          The 7.25% Undated Subordinated Convertible Unsecured Notes, the 6.5% Undated Subordinated Convertible Unsecured Notes and the Perpetual Amcor Convertible Reset Securities (PACRS) are considered to be potential common stock and have been included in the computation of diluted earnings per share to the extent they are dilutive.

(3)          Options over common shares have been included in the computation of diluted earnings per share when the average market price of common shares exceeds their exercise price.

(4)          Partly paid common shares, not entitled to receipt of dividends, are treated as call options in the computation of diluted earnings per share under the treasury stock methodology, when the average market price of common shares exceed their exercise price.

AMCOR LIMITED

CONSOLIDATED BALANCE SHEETS

AT JUNE 30

	(in millions of A$)
	Notes	2003	2002

Current assets

Cash and deposits	6	162.0	2,325.0
Accounts receivable	7	1,399.3	1,263.8
Inventories	8	1,284.0	945.0
Prepaid expenses		105.2	57.3
		2,950.5	4,591.1
Non-Current assets

Accounts receivable	9	61.1	39.4
Investments	10	21.5	12.8
Property, plant and equipment	11	4,295.6	3,182.8
Intangible assets	12	1,956.9	717.8
Other	13	276.7	298.1
		6,611.8	4,250.9

TOTAL ASSETS		9,562.3	8,842.0

	(in millions of A$)
	Notes	2003	2002
Current liabilities

Accounts payable	14	1,646.0	1,307.3
Bank and other borrowings	15	869.9	349.8
Other liabilities and provisions	16	509.8	471.7
		3,025.7	2,128.8

Non-Current liabilities

Bank and other borrowings	17	992.7	1,100.3
Other liabilities and provisions	18	461.9	502.9
Minority shareholders’ interest in subsidiary companies		196.0	172.2
Undated subordinated convertible securities	19	446.2	543.1
		2,096.8	2,318.5
TOTAL LIABILITIES		5,122.5	4,447.3

Shareholders’ equity

Issued fully and partly paid ordinary shares and convertible reset securities – 856,589,964 (2002: 831,607,254)	20	3,135.3	2,972.8
Reserves		(210.8)	73.3
Retained profits		1,515.3	1,348.6

Shareholders’ equity attributable to members of the Holding Company		4,439.8	4,394.7
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		9,562.3	8,842.0

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30

	(in millions of A$)
	2003	2002	2001
ISSUED FULLY AND PARTLY PAID ORDINARY SHARES AND CONVERTIBLE RESET SECURITIES

Opening balance	2,972.8	1,401.6	971.9

Issue of convertible reset securities	—	207.4	389.2

Issue of shares to employees in lieu of bonus payments	2.3	1.4	—

Employee share/option plan	28.3	23.4	7.6

Calls on partly-paid shares	4.6	6.7	10.2

Dividend Reinvestment Plan	112.7	134.9	33.6

Transaction costs arising on the PaperlinX demerger	—	—	(0.7)

Share buy-back	—	—	(6.7)

Costs of share buy-back/employee share plan	(3.7)	(3.6)	(3.4)

Conversion from partly paid to fully paid shares	—	—	(0.1)

Conversion of convertible securities	34.4	0.1	—

Institutional equity placement (net of transaction costs)	(16.1)	835.4	—

Retail share offer	—	365.5	—

TOTAL FULLY AND PARTLY PAID ORDINARY SHARES AND CONVERTIBLE RESET SECURITIES	3,135.3	2,972.8	1,401.6

	(in millions of A$)
	2003	2002	2001
RETAINED PROFITS

Retained profits at beginning of period	1,348.6	726.4	513.1

Adjustment to opening retained profits on application of:
• Revised AASB 1028 ‘Employee Benefits’	(1.5)	—	—
• AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	101.5	—	—

Aggregate of amounts transferred from reserves	(1.5)	13.1	110.0

Net profit/(loss) attributable to members of the Holding Company	361.3	851.7	282.4

Final dividend	(115.5)	(115.2)	(88.7)

Interim dividend	(125.3)	(91.0)	(87.4)

Distribution paid on convertible reset securities	(43.6)	(28.6)	—

Distribution accrued on convertible reset securities	(8.7)	(7.8)	(3.0)

Retained profits at end of period	1,515.3	1,348.6	726.4

Made up of:
Retained Profits – Consolidated Entity	1,515.3	1,348.6	715.8
Retained Profits – Associates	—	—	10.6
	1,515.3	1,348.6	726.4

	(in millions of A$)
	2003	2002	2001
ASSET REVALUATION RESERVE

Opening balance	144.4	140.1	250.6
Adjustment/revaluation of non-current assets	—	(2.3)	(0.5)
Transfer (to)/from retained profits	—	6.6	(110.0)
Closing balance	144.4	144.4	140.1
EXCHANGE FLUCTUATIONS RESERVE

Opening balance	(71.1)	89.4	34.3
Currency translation adjustments	(329.3)	(59.0)	55.1
Currency translation adjustments on undated subordinated convertible securities (before income tax)	62.4	(116.9)	—
Income tax effect of currency translation adjustments on undated subordinated convertible securities	(18.7)	35.1	—
Transfer to retained profits	1.5	(19.7)	—
Closing balance	(355.2)	(71.1)	89.4
EQUITY SHARE OF ASSOCIATES RESERVES

Opening balance	—	3.0	3.2
Increments/(decrements)	—	(3.0)	(0.2)
Closing balance	—	—	3.0
TOTAL RESERVES	(210.8)	73.3	232.5
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	4,439.8	4,394.7	2,360.5

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

	(in millions of A$)
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	10,514.4	7,714.7	5,823.5
Payments to suppliers and employees	(9,471.4)	(6,725.0)	(5,282.6)
Dividends received	1.0	49.1	46.4
Interest received	9.6	17.3	11.2
Borrowing costs paid	(155.6)	(137.8)	(158.6)
Income taxes paid	(86.6)	(59.9)	(83.6)
Other income received	63.3	42.3	59.4
NET CASH FROM OPERATING ACTIVITIES (1)	874.7	900.7	415.7
CASH FLOWS FROM INVESTING ACTIVITIES
Loans to associated companies	—	(11.8)	(2.7)
Loans repaid by associated companies and other persons	—	10.8	1.2
Acquisition of:
Controlled entities and businesses	(2,857.9)	(195.4)	(662.8)
Property, plant and equipment	(890.1)	(351.0)	(288.7)
Additional payments for controlled entities	—	(175.5)	—
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	186.2	9.6	(7.0)
Equity accounted investments	—	775.0	(0.3)
Property, plant and equipment	57.9	207.1	26.1
NET CASH FROM INVESTING ACTIVITIES	(3,503.9)	268.8	(934.2)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends and other distributions paid	(193.0)	(211.3)	(170.5)
Payments for share buyback scheme	—	—	(6.7)
Proceeds from share issues, convertible securities and call on partly-paid shares	27.8	1,602.3	398.0
Loans from associated companies and other persons	—	—	10.5
Proceeds from borrowings	6,752.4	3,651.5	758.9
Repayment of borrowings	(6,146.4)	(4,217.5)	(374.8)
Principal lease repayments	(43.1)	(15.1)	(7.1)
NET CASH FROM FINANCING ACTIVITIES	397.7	809.9	608.3
NET (DECREASE)/INCREASE IN CASH HELD	(2,231.5)	1,979.4	89.8
CASH AT THE BEGINNING OF THE FINANCIAL YEAR	2,287.4	314.0	210.9
Exchange rate changes on foreign currency cash balances	(9.8)	(6.0)	13.3
CASH AT THE END OF THE FINANCIAL YEAR (2)	46.1	2,287.4	314.0

		(in millions of A$)
		2003	2002	2001
(1)	RECONCILIATION OF OPERATING PROFIT AFTER TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	OPERATING PROFIT AFTER INCOME TAX	378.1	861.0	285.8
	Depreciation of property, plant and equipment	453.5	278.2	191.8
	Amortization of leased assets	14.9	8.4	6.5
	Amortization of goodwill	138.8	54.5	42.0
	Interest capitalized	(0.3)	(0.8)	(2.2)
	(Profit)/loss on disposal of non-current assets	(13.3)	(9.0)	(8.4)
	(Profit)/loss on disposal of business	(6.1)	18.6	24.2
	(Profit)/loss on disposal of investment	(1.5)	(553.4)	(61.2)
	Increase/(decrease) in current and deferred taxes	3.3	60.3	34.6
	Increase/(decrease) in provisions	(15.1)	8.3	14.8
	(Increase)/decrease in sundry assets	(25.3)	—	—
	Non-cash significant item	37.5	—	—
	Less share of associate companies’ net profits after adding back dividends received	—	(0.3)	(2.0)

	CASH FLOW FROM OPERATIONS BEFORE CHANGES IN ASSETS AND LIABILITIES	964.5	725.8	525.9

	Changes in assets and liabilities excluding acquisitions/disposals of subsidiaries and businesses:

	(Increase)/decrease in accounts receivable and prepaid expenses	113.9	60.5	(45.0)
	(Increase)/decrease in inventories	(23.3)	90.6	(6.3)
	Increase/(decrease) in accounts payable	(180.4)	23.8	(58.9)
	NET CASH FROM OPERATING ACTIVITIES	874.7	900.7	415.7

(2)	RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts.  Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Cash and deposits – refer Note 6	141.5	2,307.1	322.6
	Short-term deposits – refer Note 6	20.5	17.9	17.5
	Bank overdrafts – refer Note 15	(115.9)	(37.6)	(26.1)
		46.1	2,287.4	314.0

(3)	NON-CASH FINANCING ACTIVITIES
	Capital lease obligations incurred by entering into leases for new equipment	136.0	0.2	1.6

AMCOR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2002-2003

GENERAL

Amcor Limited is a dedicated global packaging company with 77% of total sales and 74% of total assets outside Australasia.

Note 1                    ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited and its controlled entities (“the consolidated entity”) in the preparation of this financial report are:

(1)                           Accounting Standards

The consolidated entity adopts the currently applicable Accounting Standards and disclosure requirements of the professional accounting bodies in Australia.

(2)                           Basis of Preparation

The financial report of the consolidated entity is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial statements have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

The preparation of the financial statements involves management estimates.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(3)                           Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 ‘Consolidated Accounts’.  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(4)                           Revenue Recognition

Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity.  Sales revenue is recognized when control of the goods passes to the customer.

Interest Income

Interest income is recognized as it accrues, taking into account the effective yield on the financial asset.

Sales of Non-Current Assets

The gross proceeds of asset sales are included as revenue of the consolidated entity.  The profit or loss on disposal of assets is brought to account at the date control of the asset passes to the buyer. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(5)                           Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred tax liability.  The future income tax benefit and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization.  These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped.  The tax effect of capital losses is not recorded unless realization is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).  In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Consolidated Balance Sheets.

Cash flows are included in the Consolidated Statements of Cash Flows on a gross basis.  The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6)                           Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•         Land improvements between 1% - 3% (2002 1% - 3%)

•         Buildings between 1% - 5% (2002 1% - 5%)

•         Plant and equipment between 3% - 25% (2002 3% - 25%)

•         Finance leases between 4% - 20% (2002 4% - 20%)

(7)                           Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date based on remuneration wage and salary rates that the consolidated entity expects to pay including related on-costs.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Long Service Leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Liabilities which are not expected to be settled within twelve months are discounted using the rate attaching to those national government securities at balance date which most closely match the terms of maturity of the related entitlements.

Profit Sharing and Bonus Plans

A liability is recognized for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.  Entitlements under the Employee Bonus Payment Plan (EBPP) are estimated and accrued at the end of the financial reporting period.

Employee Share and Option Plans

The consolidated entity maintains two Employee Share Schemes, the Employee Share Purchase Plan (ESPP) and the Employee Share/Option Plan (ESOP).  Both Schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

The number of shares issued under the ESPP is dependent on the increase in the consolidated entity’s earnings per share (before significant items) for the year ended June 30 over those of the previous year.  Each year, only one issue can be made to employees in accordance with the rules governing the Scheme.

Shares relating to the ESOP are generally issued at the closing market price on the date of allotment.  Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 21.

Loans to assist in the purchase of shares are shown as non-current receivables.  Shares are held in trust until the loan is settled.  The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity.  No value is recognized at the time of issue of options under the ESOP.  If exercised, contributions are recognized as equity.  Shares issued under the ESOP are treated as equity to the extent the shares are paid-up.  Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Pension Plans

The consolidated entity contributes to employee superannuation funds.  Contributions are charged against profit as and when they are incurred.  Further information is set out in Note 28.

(8)                           Provisions

A provision is recognized when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below.  The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognized as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Consolidated Statements of Income, the expense recognized in respect of a provision is presented net of the recovery.  In the Consolidated Balance Sheets, the provision is recognized net of the recovery receivable only when the entity:

•                  has a legally recognized right to set-off the recovery receivable and the provision; and

•                  intends to settle on a net basis, or to realize the asset and settle the provision simultaneously.

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognized at the date of acquisition where:

•                  the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition; and

•                  a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.  The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognized when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into.  Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for restructuring.

Dividends

A provision for dividends payable is recognized in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous Contracts

A provision for onerous contracts is recognized after impairment losses on assets dedicated to the contract have been recognized and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations.  A provision is recognized to the extent that the contract obligations exceed future economic benefits.

Insurance/Claims

Provisions for worker’s compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(9)                                                                                 Borrowing Costs

Borrowing costs include interest, amortization of discounts or premiums relating to borrowings, amortization of ancillary costs incurred in connection with the arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings, and lease finance charges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalized as a cost of the asset up to the time it is ready for its intended use and amortized over the expected useful economic life.

The total amount of interest capitalized during the year as part of the carrying amount of assets is shown in Note 3.

(10)                                                                          Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the consolidated financial statements, are brought to account at cost and dividend income is recognized in the Consolidated Statements of Income when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates.  Associates are those entities over which the consolidated entity exercises significant influence, but does not control.  The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves.  Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount.  These amounts are recognized in the Consolidated Statements of Income and consolidated reserves respectively.

(11)                                                                          Non-Current Assets

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount.  The write-down is recognized as an expense in the Consolidated Statements of Income in the reporting period in which it occurs.

(12)                                                                          Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realizable value in the normal course of business.

(13)                                                                          Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 ‘Foreign Currency Translation’.  Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

Prior to translation, the financial reports of self-sustaining operations in hyper-inflationary economies are restated to account for changes in the general purchasing power of the local currency, based on relevant price indices at reporting date.  For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

With the exception of transactions hedging a net investment in a self-sustaining foreign operation, all material foreign currency transactions are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract.  In this circumstance, hedged transactions are initially recorded at the relevant rate at the date of the transaction.  Hedges outstanding at reporting date are valued at the rates ruling on that date and gains or losses are brought to account in the Consolidated Statements of Income.  Costs or gains arising at the time of entering into the hedge are deferred and amortized over the life of the hedge.

(14)                                                                          Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 21 and 35(k).

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (PACRS) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (PACRS2) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity.  The Consolidated Statements of Income do not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank Overdrafts, Bank Loans, Mortgage Loans and Other Loans are carried at their principal amounts.  Interest is charged as an expense as it accrues other than for amounts capitalized - refer Note 1(9).

Commercial Paper is carried at the principal amount.  The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ Notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. Where applicable, these securities have been translated at the rate of exchange ruling at balance date. Interest payable on these securities is recognized when entitlements accrue and is calculated in accordance with the terms of each issue.  The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 19.

Financial Instruments Included in Assets

Trade Debtors are carried at nominal amounts due less any provision for doubtful debts.  Collectability of overdue accounts is assessed on an ongoing basis.  Specific provision is made for all doubtful accounts.  A provision for doubtful debts is recognized when collection of the full nominal amount is no longer probable.

Receivables other than Trade Debtors are carried at nominal amounts due.

Derivatives

The consolidated entity’s policy on interest rate risk management is to monitor and, where appropriate, hedge the consolidated entity’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The consolidated entity enters into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures.  These instruments are not held for speculative purposes. Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated.  Any gains or losses on the hedge transaction after that date are included in the Consolidated Statements of Income.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the Consolidated Balance Sheets from the date of inception of the hedge transaction.  When recognized, the net receivables or payables are revalued using the foreign exchange rate at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, as designated, the deferred gains and losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction when it occurs.  Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, as designated, deferred gains and losses that arose on the hedge instrument are included in the Consolidated Statements of Income.

Net receipts and payments under the interest rate swap contracts and forward rate agreements are recognized on an accruals basis as an adjustment to interest expense.  The premiums paid on interest rate options are included in other assets and amortized to borrowing costs over the term of the agreement.

(15)                                                                          Leased Assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalized. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(16)                                                                          Research and Development Expenditure

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalized and amortized over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalized and amortized over the period of time during which the benefits are expected to arise, typically not exceeding five years.

(17)                                                                          Trademarks / Licences

The consolidated entity writes off expenditure on trademarks /  licences to profit as incurred.

(18)                                                                          Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 ‘Accounting for Goodwill’.

All goodwill is amortized in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding twenty years.  The unamortized balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(19)                                                                          Earnings per Share (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the consolidated entity for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the consolidated entity, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares.  The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(20)                                                                          Acquisition of Assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.  Acquired in-process research and development is only recognized as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

(21)                                                                          Changes in Accounting Policy

Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 ‘Foreign Currency Translation’ for the first time from July 1, 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognized as assets or liabilities on the Consolidated Balance Sheets from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

Employee Benefits

The consolidated entity has applied the revised AASB 1028 ‘Employee Benefits’ for the first time from July 1, 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at July 1, 2002 as a result of this change are:

•             $2.2 million increase in provision for employee benefits;

•             $1.5 million decrease in opening retained profits; and

•             $0.7 million increase in future income tax benefit.

Provisions and Contingent Liabilities

The consolidated entity has applied AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’ for the first time from July 1, 2002.

Dividends

Dividends are now recognized at the time they are declared, determined or publicly recommended.  Previously, final dividends were recognized in the financial year to which they related, even though the dividends were announced after the end of the financial year.

The adjustments to the consolidated financial report as at July 1, 2002 as a result of this change are:

•             $115.2 million increase in opening retained profits; and

•             $115.2 million decrease in provision for dividends.

Onerous Contracts

AASB 1044 requires onerous contracts to be recognized as a provision when the unavoidable costs of meeting the consolidated entity’s obligation under contracts exceed the economic benefits expected to be received.  In complying with this requirement of the standard, provisions of $20.1 million have been recognized together with associated future income tax benefits totalling $6.4 million. Under the transitional arrangements of AASB 1044, the net amount of $13.7 million has been adjusted against opening retained earnings.

As a result of this change in accounting policy, losses of $5.9 million and income tax credits of $1.9 million relating to onerous contracts, which would have been recognized in the net profit during the financial year ended June 30, 2003, were offset against the provision for onerous contracts and future income tax benefit respectively.

The discount rate used to discount the future value of onerous contracts is 6%.

Changes Not Applied at Half Year

The measurement of onerous contracts under AASB 1044 was not completed and adjusted for reporting purposes until the second half of the full reporting period.

Accordingly, had the onerous contract requirements of AASB 1044 been applied at December 31, 2002 the effect on the consolidated entity would have been to:

•    increase provisions for onerous contracts by $17.3 million;

•    increase future income tax benefit by $5.6 million;

•    decrease retained profits by $11.7 million; and

•    increase first half net profit (after tax) by $2.0 million

Prior Financial Year

Had the new accounting policies described above always applied, the 2002 comparative information in the Consolidated Balance Sheets would not be materially different except for the derecognition of the provision for dividend ($115.2 million for the consolidated entity) and the recognition of provision for onerous contracts which would have been $20.1 million for the consolidated entity (net of tax $13.7 million).  As a consequence, retained profits would have been approximately $101.5 million higher in the consolidated entity.  Net profit attributable to members of the parent entity would not have been materially different for the consolidated entity.

		For the Years Ended June 30
		(in millions of A$)
		2003	2002	2001
Note 2	OTHER REVENUE

	Interest received:

	• Other	10.0	16.4	14.0
		10.0	16.4	14.0
	Dividends received:

	• Other	1.0	0.8	2.9
		1.0	0.8	2.9

	Proceeds on disposal of non-current assets	75.4	231.7	18.6

	Proceeds on disposal of controlled entities and businesses	98.4	55.4	6.9

	Proceeds on disposal of investments	—	697.5	77.2

	Other	63.3	58.0	73.7

	TOTAL OTHER REVENUE	248.1	1,059.8	193.3

		For the Years Ended June 30
		(in millions of A$)
		2003	2002	2001
Note 3	OPERATING PROFIT

	Operating profit before tax arrived at after (charging)/crediting:

	Amortization and depreciation:
	• of property, plant and equipment - refer Note 1(6)	(453.5)	(278.2)	(191.8)
	• of leased assets - refer Note 1(15)	(14.9)	(8.4)	(6.5)
	• of goodwill and other intangibles - refer Note 1(18)	(138.8)	(54.5)	(42.0)
		(607.2)	(341.1)	(240.3)

	Interest paid:
	• Finance charges on leased assets – refer Note 1(15)	(6.3)	(4.7)	(1.9)
	• Other persons	(146.8)	(126.6)	(147.5)
	Interest capitalized - refer Note 1(9)	0.3	0.8	2.2
		(152.8)	(130.5)	(147.2)

	Interest received	10.0	16.4	14.0
	Net interest	(142.8)	(114.1)	(133.2)

	Other borrowing costs	(12.4)	(7.4)	(7.8)

	Bad debts written off:
	• Trade debtors	(1.0)	(2.4)	(1.8)

	Provisions:
	• Employee entitlements and directors’ retiring allowances	(149.3)	(92.7)	(84.3)
	• Doubtful debts	(18.2)	(13.0)	(7.7)
	• Diminution in value of inventories	(23.1)	(10.6)	(5.7)
	• Insurance/workers’ compensation and other claims	(40.4)	(27.2)	—
	• Restructuring	(41.1)	(106.6)	(57.3)

	Lease rentals:
	• Operating leases	(72.8)	(37.3)	(31.1)

	Profit/(loss) on disposal of non-current assets - refer Note 1(4)	13.3	9.0	8.4

	Net foreign exchange gains/(losses)	2.4	5.6	4.3

		For the Years Ended June 30
		(in millions of A$)
		2003	2002	2001
Note 4	SIGNIFICANT ITEMS

	SIGNIFICANT ITEMS BEFORE INCOME TAX

	Profit/(loss) on disposal of businesses and subsidiaries	—	(18.6)	(24.2)

	Profit on disposal of investment	—	553.4	61.2

	Restructuring expenses consequent upon the acquisition of the PET and Closures business from Schmalbach-Lubeca	(86.7)	—	—

	SIGNIFICANT ITEMS BEFORE INCOME TAX	(86.7)	534.8	37.0

	RELATED INCOME TAX (EXPENSE) / BENEFIT ON SIGNIFICANT ITEMS (where applicable)

	Income tax benefit/(expense) on disposal of businesses and subsidiaries	—	—	4.3

	Income tax benefit on the Schmalbach - Lubeca restructuring expenses	16.6	—	—

	INCOME TAX ON SIGNIFICANT ITEMS	16.6	—	4.3

	NET SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF AMCOR LIMITED	(70.1)	534.8	41.3

		For the Years Ended June 30
		(in millions of A$)
		2003	2002	2001
Note 5	INCOME TAX EXPENSE

	Prima facie income tax expense calculated at standard rates of tax on operating profit before tax	(146.6)	(294.4)	(137.4)

	Add/(Deduct) the tax effect of:

	• Tax losses of controlled entities not brought to account	—	—	(3.9)

	• Non-assessable profits on disposal of controlled entities and investments	13.8	168.2	16.9

	• Share of associates’ net profit	—	12.0	15.2

	• Tax benefit on PACRS distribution	15.7	10.9	—

	• Amortization/write-down of goodwill	(27.9)	(13.1)	(14.3)

	• Over/(under) provision in prior years	14.3	8.8	3.2

	• Impact of tax rate changes on carrying value of timing differences	—	—	3.4

	• Other	20.2	(12.6)	(1.3)
	Total income tax expense	(110.5)	(120.2)	(118.2)

The balance of the franking account as at June 30, 2003 was nil (2002 $5.4 million) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

Changes in measurement of franking account

New Business Tax System (Imputation) Act 2002

In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on July 1, 2002 from an after-tax profits basis to an income tax paid basis.  The amount of franking credits available to shareholders disclosed as at June 30, 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions.  The balance disclosed as at June 30, 2002 has been measured under the legislation existing at June 30, 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.  The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.  The comparative information has not been restated for this change in measurement.  Had the comparative information been calculated on the new basis, the “franking credits available” balance as at June 30, 2002 would have been $2.3 million.

		At June 30
		(in millions of A$)
		2003	2002
Note 6	CASH AND DEPOSITS

	Cash on hand and at bank	117.0	2,279.5
	Deposits at call	24.5	27.6
	Short term deposits	20.5	17.9
	TOTAL CASH AND DEPOSITS	162.0	2,325.0

Note 7	ACCOUNTS RECEIVABLE

	Trade debtors (1)	1,163.4	1,121.7
	Provision for doubtful debts (2)	(59.8)	(42.8)
		1,103.6	1,078.9
	Other loans	16.1	1.5
	Other debtors	279.6	183.4
	TOTAL ACCOUNTS RECEIVABLE	1,399.3	1,263.8

(1) Credit terms vary across the group
(2) The movement in the provision for doubtful debts for the year is explained as follows:

	Balance at the beginning of the year	(42.8)	(41.0)
	Provided for during the year - refer Note 3	(18.2)	(13.0)
	Amounts previously provided for, written off during the year	11.8	9.4
	Amounts acquired during the year	(13.0)	(2.7)
	Amounts disposed of during the year	1.4	0.3
	Foreign exchange translation	1.0	4.2
	Balance at the end of the year	(59.8)	(42.8)

Note 8	INVENTORIES

	At cost:
	Raw materials and stores	493.3	386.7
	Provision for diminution in value	(31.0)	(27.5)
		462.3	359.2
	Work in progress	151.5	179.4
	Provision for diminution in value	(4.2)	(4.2)
		147.3	175.2
	Finished goods	695.5	425.6
	Provision for diminution in value	(36.9)	(26.0)
		658.6	399.6
	At net realizable value:
	Raw materials	5.3	—
	Finished goods	10.5	11.0
	TOTAL INVENTORIES	1,284.0	945.0

		At June 30
		(in millions of A$)
		2003	2002
Note 9	ACCOUNTS RECEIVABLE – NON-CURRENT

	Loans to executive directors, officers and employees(1)

	• Directors of Amcor Limited	1.1	1.1
	• Directors of subsidiaries	0.4	0.5
	• Other employees	34.1	27.1

	Other loans	25.5	10.7
	TOTAL ACCOUNTS RECEIVABLE – NON-CURRENT	61.1	39.4

(1)          Loans to executive directors, officers and employees in the full time employment of the consolidated entity are made in accordance with:

•      the scheme for the provision of housing and other loans to employees of the consolidated entity approved by shareholders on 19 September, 1980;  and

•      the scheme to provide financial assistance to enable directors and employees of the consolidated entity to purchase shares in the consolidated entity as approved by Amcor Limited shareholders on 29 January, 1985 (as subsequently amended).

		At June 30
		(in millions of A$)
		2003	2002
Note 10	INVESTMENTS

	Shares in other companies at cost:
	• listed on stock exchanges	17.0	—
	• not listed on stock exchanges	4.5	12.8
	TOTAL INVESTMENTS	21.5	12.8

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the investments is set out below:

	2003	2002
	$m	$m
Results of associates
Share of associates’ operating profit before tax	—	69.2
Share of associates’ tax expense attributable to operating profit	—	(21.2)
Share of associates’ net profit	—	48.0

Share of post-acquisition retained profits attributable to associates
Retained profits
Share of associates’ retained profits at beginning of year	—	10.6
Share of retained profits of associates disposed of during the year	—	(7.2)
Amount re-classified on acquisition of controlled entity	—	(3.1)
Share of net profit of associates	—	48.0
Less dividends received from associates	—	(48.3)
Share of associates’ retained profits at end of year	—	—

Summarized and aggregated gross financial data in respect of major associate investments is as follows:

	For the Years Ended June 30
	(in millions of A$)
	2003	2002	2001

INCOME STATEMENT ITEMS:

Sales revenue	—	946.9	935.8

Operating profit before income tax	—	153.8	134.5
Income tax expense	—	(47.1)	(43.6)
Net Profit	—	106.7	90.9

As at June 30, 2003, there were no major investments in associates.

		At June 30
		(in millions of A$)
		2003	2002
Note 11	PROPERTY, PLANT AND EQUIPMENT

	Land:
	• At cost	234.3	241.1
		234.3	241.1

	Land improvements:
	• At cost	15.6	15.2
	Accumulated depreciation	(2.6)	(0.7)
		13.0	14.5

	Buildings:
	• At cost	687.3	520.6
	Accumulated depreciation	(79.5)	(53.5)
		607.8	467.1
	Plant and equipment:
	• At cost	6,329.8	4,823.2
	Accumulated depreciation	(3,036.6)	(2,433.2)
		3,293.2	2,390.0
	Leased assets:
	• Finance leases	167.9	91.1
	Accumulated amortization	(20.6)	(21.0)
		147.3	70.1
	TOTAL PROPERTY, PLANT AND EQUIPMENT	4,295.6	3,182.8

As at June 30, 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments.  The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million.

		At June 30
		(in millions of A$)
		2003	2002
Note 12	INTANGIBLE ASSETS

	Goodwill at cost	2,425.4	1,175.4
	Other Intangibles at cost	38.6	9.5
	Accumulated amortization/write-downs	(507.1)	(467.1)
	TOTAL INTANGIBLE ASSETS	1,956.9	717.8

Note 13	OTHER NON-CURRENT ASSETS

	Future income tax benefits (1)	199.4	228.4
	Supply contract deposits	28.7	30.1
	Other	48.6	39.6
	TOTAL OTHER NON-CURRENT ASSETS	276.7	298.1

(1) Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $279.7 million (2002 $9.0 million) are not included in the above. These benefits will only be obtainable if:

•             the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

•             the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•             changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

Note 14	ACCOUNTS PAYABLE

	Secured
	Other creditors	—	3.0

	Unsecured
	Trade creditors (1)	1,078.0	713.3
	Other creditors and accruals	539.4	572.4
	Accrued interest	28.6	18.6
	TOTAL ACCOUNTS PAYABLE	1,646.0	1,307.3

(1)                                Terms for trade creditors vary across the group

Note 15                                                      BANK AND OTHER BORROWINGS - CURRENT

The consolidated entity borrows funds from time to time for working capital purposes and also borrows funds in foreign currencies, which are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The consolidated entity does not, as a rule, pledge assets as security for borrowings, however, at June 30, 2003, bank overdrafts, bank loans and other loans totalling $23,700,000 (2002 - $102,900,000) were secured, principally against group property, plant and equipment.  These security arrangements relate to acquired subsidiaries and were in place prior to the companies concerned becoming part of the consolidated entity.

The value attributed to the assets (included in the total of Property, Plant and Equipment in Note 11) which have been pledged at June 30, 2003 is $100,013,000 (2002 - $189,000,000), principally representing assets in North America and Europe.  The directors believe there are no restrictions on the net assets of subsidiary companies other than the above mortgages entered into in the normal course of borrowings.

By Currency:

			(in millions of A$)
Nature of Borrowing	Maturity Date	Interest Rate	2003	2002
		% p.a.
SECURED BANK OVERDRAFTS (1)/(2)
Euros	At Call	5.00	0.1	0.8
Norwegian Kroners			—	0.1
Swedish Kroners			—	1.1
Polish Zloty	At Call	Euribor + 0.6%	0.1	—
			0.2	2.0
BANK TERM LOANS (2)/(3)
United States Dollars	06/30/2004	6.50	1.3	20.2
Canadian Dollars	Various	Various	3.8	6.2
Brazilian Reals			—	0.7
Indonesian Rupiahs	07/28/2003	12.75	0.9	1.9
Euros	06/30/2004	Variable	0.1	0.2
Turkish Lira	07/01/2003	—	0.2	—
			6.3	29.2
MORTGAGE LOANS (2)/(3)
Euros	Various	Various	0.2	—
			0.2	—
OTHER LOANS (2)/(3)
Euros	Various	Various	1.0	0.2
United States Dollars			—	1.3
Great British Pounds	07/31/2003	Libor + 0.5%	4.5	—
			5.5	1.5
TOTAL SECURED CURRENT			12.2	32.7

UNSECURED BANK OVERDRAFTS (1)
United States Dollars	At call	Various	47.9	—
Australian Dollars			—	9.3
Canadian Dollars			—	9.5
Euros	At call	Various	64.5	16.8
Great British Pounds	At call	Variable	2.8	—
Malaysian Ringgit	At call	6.75 – 7.00	0.5	—
			115.7	35.6

			(in millions of A$)
Nature of Borrowing	Maturity Date	Interest Rate	2003	2002
		% p.a
BANK TERM LOANS (5)
Australian Dollars	Various	4.87 – 5.01	173.6	88.8
United States Dollars	Various	Various	300.9	19.5
Chinese Reminbi	Various	5.00 – 5.58	7.0	8.8
Malaysian Ringgits	Various	3.00 – 4.00	9.9	10.3
Indian Rupees	02/20/2004	8.60	5.4	—
Hong Kong Dollars			—	1.2
Indonesian Rupiahs	Various	12.25 – 13.38	1.5	—
Philippine Pesos	08/07/2003	1.82	0.8	—
Euros	Various	Various	95.0	—
Swiss Francs	07/31/2003	Libor + 0.4%	30.0	—
Brazilian Reals	60 day renewal	8.00	2.6	—
			626.7	128.6
BILLS OF EXCHANGE (4)
Australian Dollars	Various	4.89	41.0	—
United States Dollars	Various	1.28	67.4	115.1
Thai Baht			—	0.7
			108.4	115.8
OTHER LOANS
Australian Dollars	Various	Various	0.7	0.2
Euros	Various	Various	—	33.4
United States Dollars	Various	Various	1.6	3.5
Great British Pounds	10/31/2003	7.50	4.6	—
			6.9	37.1
TOTAL UNSECURED CURRENT			857.7	317.1
TOTAL CURRENT			869.9	349.8

(1)          The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $275.5 million.  As at June 30, 2003 the unused portions of the facilities were $159.6 million. The bank overdrafts are payable on demand and are subject to annual review.

(2)          These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)          Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $77.3 million (2002: $107.2 million).  The carrying value of the pledged property is $87.1 million (2002: $107.2 million)

(4)          Bills of exchange include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million.  Initially for a three year term, this facility, which matures in February 2005, may be maintained for a rolling term of three years subject to agreement with participating banks.

As at June 30, 2003, there were $41.0 million promissory notes outstanding (2002 nil).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets.  As at June 30, 2003, there were nil euronotes outstanding (2002 nil).

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at June 30, 2003, A$67.4 million of commercial paper was outstanding with an average maturity of 8 days (2002 A$115.8 million).

(5)          Principally relates to bank borrowings in;

•                  Amcor Limited and Amcor Finance (USA) Inc - $550 million multi-currency facility maturing in June 2004.  Drawings under this facility bear interest at BBSY or LIBOR plus an applicable credit margin (2003 $297.2 million; 2002 $348.5 million).

•                  Amcor Limited - $150 million (2002 $150 million) drawn under Amcor Limited’s $150 million fully drawn advance facility maturing in 2004.  This facility bears interest at the bank bill rate plus an applicable credit margin on rollovers from 30 to 180 days.

•                  Amcor (UK) Finance Limited - A$50.5 million drawn under a US$1,000 million global syndicated multi-currency facility 364 day tranche of US$350 million maturing June 2004. Drawings are in various European currencies and bear interest at the applicable LIBOR rate plus a credit margin.

		At June 30
		(in millions of A$)
		2003	2002
Note 16	OTHER LIABILITIES AND PROVISIONS - CURRENT

	Lease liabilities	139.5	12.1

	Provisions for:
	Dividend/distributions payable	8.8	123.0
	Income tax	74.1	77.3
	Employee entitlements	142.8	133.0
	Insurance/claims	67.0	47.9
	Onerous contracts	4.2	—

	Flexibles Europe restructuring
	Relocation	1.4
	Plant closure	3.6
	Redundancy	2.0
	Other	2.9
	Total Flexibles Europe restructuring	9.9	49.9

	Schmalbach restructuring
	Relocation	4.0
	Plant closure	7.9
	Redundancy	7.8
	Asset impairment	4.3
	Other	7.3
	Total Schmalbach restructuring	31.3	0.2

	Other Business Groups restructuring
	Relocation	3.2
	Redundancy	14.2
	Asset impairment	7.9
	Other	6.9
	Other Business Groups restructuring	32.2	28.3
	OTHER LIABILITIES AND PROVISIONS	509.8	471.7

At June 30
(in millions of $A)
2003
Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits and income tax are set out below:

Dividends/distributions

Carrying amount at beginning of year	123.0

Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	(115.2)

Provisions made during the year:
Final dividend 2002	115.2
Interim dividend 2003	125.3
PACRS distribution	52.3

Payments made during the year	(291.8)

Carrying amount at end of year	8.8

Insurance/claims

Carrying amount at beginning of year	47.9
Provisions made during the year	40.4
Payments made during the year	(21.3)
Business acquisitions	0.9
Other movements	(0.9)
Carrying amount at end of year	67.0

Onerous contracts

Carrying amount at beginning of year	—
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	10.1
Payments made during the year	(5.9)
Carrying amount at end of year	4.2

Flexibles Europe restructuring

Carrying amount at beginning of year	49.9
Provisions made during the year	3.8
Payments made during the year	(67.9)
Business acquisitions	0.9
Transfer from non-current	23.3
Other movements	(0.1)
Carrying amount at end of year	9.9

Schmalbach restructuring

Carrying amount at beginning of year	0.2
Provisions made during the year	4.3
Payments made during the year	(27.2)
Business acquisitions	55.7
Business disposals	(3.4)
Other movements	1.7
Carrying amount at end of year	31.3

Other Business Groups restructuring

Carrying amount at beginning of year	28.3
Provisions made during the year	15.5
Payments made during the year	(11.3)
Business acquisitions	(0.3)
Carrying amount at end of year	32.2

Note 17                         BANK AND OTHER BORROWINGS – NON-CURRENT

The following table sets out detail in respect of the major components of Bank and Other Borrowings by Currency:

	Maturity	Interest Rate	(in millions of A$)
Nature of Borrowing	Date	% p.a.	2003	2002
SECURED BANK TERM LOANS (2)
United States Dollars	Various	Various	3.1	6.1
Canadian Dollars			—	4.8
Thai Baht	02/28/2007	3.93	7.6	9.5
Euros	Various	4.25	0.8	0.4
			11.5	20.8
BONDS
United States Dollars			—	49.3
			—	49.3
MORTGAGE LOANS (1)
Canadian Dollars			—	0.1
			—	0.1
TOTAL SECURED NON-CURRENT			11.5	70.2

UNSECURED BANK TERM LOANS (3)
Australian Dollars			—	200.6
Euros	Various	Various	56.6	105.1
Polish Zloty			—	4.5
Swiss Francs			—	13.1
New Zealand Dollars	04/29/2006	Variable	45.6	65.9
United States Dollars	Various	Various	19.0	405.8
Canadian Dollars	10/31/2006	BBSY + 0.65%	101.1	—
			222.3	795.0
US$ NOTES (4)
United States Dollars	Various	4.91 – 5.95	748.9	221.3
			748.9	221.3

			At June 30
			(in millions of A$)
			2003	2002
OTHER LOANS
Australian Dollars	Various	Various	2.4	2.6
Brazilian Reals			—	4.7
Great British Pounds			—	5.3
United States Dollars	Various	Various	2.7	1.2
Canadian Dollars	07/01/2004	4.81	4.0	—
Euros	Various	Various	0.9	—
			10.0	13.8
TOTAL UNSECURED NON-CURRENT			981.2	1,030.1
TOTAL NON-CURRENT			992.7	1,100.3

Maturity Profile
Due within 1-2 years			27.8	815.0
Due within 2-3 years			47.1	31.3
Due within 3-4 years			110.8	77.9
Due within 4-5 years			55.3	135.1
Due after 5 years			751.7	41.0
BANK AND OTHER BORROWINGS - NON-CURRENT			992.7	1,100.3

(1)          These loans are secured by a charge over assets of certain controlled entities.

(2)          Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $12.0 million (2002: $74.1 million).  The carrying value of the pledged property is $12.9 million (2002: $81.8 million).

(3)          Principally relates to bank borrowings in:

•                  Amcor Finance (New Zealand) Limited - A$45.6 million (2002 A$66 million) drawn under NZ$100 million revolving cash advance facility maturing in 2006.  This facility bears interest at the bank bill rate plus an applicable credit margin.

•                  Amcor Packaging (USA) Inc Group - A$116 million fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to CAD$101.1 million under a cross-currency and interest rate swap.

•                  Amcor (UK) Finance Limited - A$46.2 million drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008.  Drawings are in various European currencies and bear interest at the applicable LIBOR rate plus a credit margin.

(4)          Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market.  The notes have final bullet maturities of seven to 15 years. Interest on these notes is payable semi-annually.

Note 18                         OTHER LIABILITIES AND PROVISIONS - NON-CURRENT

	At June 30
	(in millions of A$)
	2003	2002
Lease liabilities	10.9	44.9
Other creditors – unsecured	0.1	6.9
Provisions for:
Employee entitlements	80.3	55.4
Deferred income tax	345.5	355.0
Insurance/claims	1.6	1.8
Onerous contracts	10.0	—
Flexibles Europe restructuring
Relocation	1.2
Plant closure	3.2
Redundancy	1.9
Other	2.6
Flexibles Europe restructuring	8.9	38.9
Schmalbach restructuring
Relocation	0.5
Redundancy	1.3
Asset impairment	1.0
Other	1.8
Schmalbach restructuring	4.6	—
TOTAL OTHER LIABILITIES AND PROVISIONS - NON-CURRENT	461.9	502.9

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits and deferred income tax are set out below:

Insurance/claims

Carrying amount at beginning of year	1.8
Other movements	(0.2)
Carrying amount at end of year	1.6

Onerous contracts

Carrying amount at beginning of year	—
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	10.0
Carrying amount at end of year	10.0

Flexibles Europe restructuring

Carrying amount at beginning of year	38.9
Payments made during the year	(7.0)
Transfer to current	(23.3)
Other movements	0.3
Carrying amount at end of year	8.9

Schmalbach restructuring

Carrying amount at beginning of year	—
Provisions made during the year	17.5
Payments made during the year	(47.5)
Business acquisitions	35.4
Other movements	(0.8)
Carrying amount at end of year	4.6

Note 19                         UNDATED SUBORDINATED CONVERTIBLE SECURITIES

	At June 30
	(in millions of A$)
	2003	2002

1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes (1)	344.5	407.2

1994 issue of 6.5% Undated Subordinated Convertible Unsecured Notes (2)	101.7	135.9

TOTAL UNDATED SUBORDINATED CONVERTIBLE SECURITIES	446.2	543.1

(1)                                  Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the consolidated entity, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion.  The market price at date of conversion is the last bid price of the Nasdaq National Market on the date of conversion.  The notes were convertible from November 19, 1996 and may be converted until November 19, 2006.

These notes have no maturity dates, are only redeemable after November 19, 2006, and then only at the consolidated entity’s option, and are subordinated to all other obligations of the consolidated entity save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended June 30, 2003, no notes were converted to ordinary shares.

(2)                                  Balance outstanding of original issue of 16,100,000 notes of $9.35 convertible into 1.27 ordinary shares for each note converted.  The notes were convertible from July 1, 1995 and may be converted until October 31, 2003.

These notes have no maturity dates, are only redeemable after October 31, 2003 and then only at the consolidated entity’s option and are subordinated to all other obligations of the consolidated entity save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended June 30, 2003, 3,655,850 notes were converted to ordinary shares.

Note 20                         SHARE CAPITAL

	At June 30
	(in millions of A$)
	2003	2002

Issued and paid-up:
848,223,877 (2002: 822,601,167) Ordinary shares	2,538.6	2,376.1

2,267,000 (2002: 2,907,000) Partly paid ordinary shares	0.1	0.1

6,099,087 (2002: 6,099,087) Perpetual convertible reset securities	596.6	596.6
TOTAL PAID-UP CAPITAL	3,135.3	2,972.8

Note 21                         EMPLOYEE BENEFITS/EMPLOYEE SHARE SCHEMES

The aggregate provision for employee entitlements at balance date is:

•	Current – refer Note 16	142.8	133.0
•	Current – other creditors - refer Note 14	120.4	105.9
•	Non-Current - refer Note 18	80.3	55.4
		343.5	294.3

Employee benefits

Included in the above employee benefits of the consolidated entity are provisions relating to directors’ retiring allowances. These provisions only relate to non-executive directors of Amcor Limited and are in accordance with the consolidated entity’s Constitution and with agreements between the consolidated entity and individual directors.

The consolidated entity maintains two Executive and Employee Share Purchase Plans which were introduced in 1985.

Employee Share Purchase Plan (‘ESPP’)

Under the first plan, introduced in January 1985, the Employee Share Purchase Plan (ESPP), ordinary shares are issued (paid as to $0.01 or such greater amount as may be specified by the directors) to executive officers (and directors who are executives) and employees with more than twelve months service at the date of the allotment in Australia, NZ, US, Mexico, UK, Canada, Belgium, Germany, Holland, Portugal, Switzerland, Spain, Ireland, Brazil, Sweden, Norway and Finland.

The number of shares to be offered depends upon the consolidated entity’s increase in earnings per share on the following basis: an increase in earnings per share of less than 5% will result in no offer, from 5% to 10% an offer of 100 Ordinary Shares, from more than 10% to 15% an offer of 200 Ordinary Shares will be made and above 15% an offer of 300 Ordinary Shares will be made.   Shares are currently issued at a 40% discount to the prevailing market price of Amcor shares and are funded by an interest-free loan from the consolidated entity.  Dividends on the shares are applied in repayment of the loan balance.

The consolidated entity retains a lien over the Ordinary Shares issued to secure the loan monies until the occurrence of a specified event such as retirement, death or payment in full.  Upon retirement or death, the timing of the repayment of the balance of loan monies then owing is at the discretion of directors.  The lien entitles the consolidated entity to sell the shares and apply the proceeds to meet the balance of monies then owing.  In the event of a deficiency remaining after sale the consolidated entity has no claim against the former executive or his or her estate for that amount.  The shares carry full dividend entitlements and voting rights.

If the employee leaves the consolidated entity, the shares are sold and the proceeds are applied to discharge the loan.

On December 2, 2002, 14,208 employees electing to participate received an allotment of 200 ordinary shares each in respect of the 2002 financial year.  2,655,000 ordinary shares were issued at a price of $4.87; and in one country, due to legislative requirements, 186,600 ordinary shares were issued at a price of $2.03.

Other Employee Share Purchase Plan

Under the second plan, introduced in October 1985 ordinary shares or options of Amcor Limited can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.

Ordinary shares may be issued paid to not less than $0.05.  The ordinary shares are issued at market price at the time of issue.  The balance of the call outstanding only becomes payable on retirement, death or at the directors’ discretion.  Similar to the ESPP, the consolidated entity has a lien over the ordinary shares.  Any deficiency between the balance of the issue price and the realizable value of the ordinary shares shall be met out of the consolidated entity’s share capital account.  These ordinary shares do not carry dividend entitlements unless determined otherwise by the directors.  Voting rights exercisable by holders of partly-paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Notes 1 to 35 form part of these accounts and are to be read in conjunction therewith.

The partly-paid ordinary shares disclosed (refer Note 20) relate to these shares.  Options under this plan may be issued upon such terms and subject to such conditions as the directors of Amcor Limited determine at the time.

During the twelve month period ended June 30, 2003, 14,439,878 options have been issued under this plan, as set out in the following table.  Since June 30, 2003, 455,000 options have been issued under this plan.

The value of any benefit to directors and executive officers of entitlements under the ESP’s are not included in the aggregate amount of remuneration (refer Note 27) since there is no accessible benefit as the issue price is market value at the date of issue.

The maximum number of shares that can be issued under all plans cannot exceed 5% of the consolidated entity’s issued capital.

Employee Bonus Payment Plan (‘EBPP’)

The Employee Bonus Payment Plan is an alternative to the ESPP and is in place in countries where the consolidated entity is unable to issue shares.  Participants are offered entitlements, which are equivalent to 60% of the weighted average price of Amcor Limited shares, and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor Limited shares, including all dividends paid on the shares during this time.

Employees are only able to convert their entitlements into a cash bonus payment when they leave the consolidated entity or three years have passed since the date on which entitlements were originally issued.

During the year, 207,800 of these instruments were issued at a price of $4.87 each.

Other Employee Share Issues

During the year, 314,820 ordinary shares were issued at a price of $7.20 to employees who elected to take part or all of their bonuses by way of shares.  The number of shares issued to employees is determined by dividing the value of the bonus amount by the simple average of the closing price of the shares on each trading day for the relevant financial year and are issued at the time when the cash bonus is payable.  The shares may not be disposed of by the employee for a restricted period of ten years in Australia and five years in the UK, unless the employee ceases employment.

During the year 384,147 (2002: 135,000) ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.

During the year, 300,000 Share Appreciation Entitlements were issued to an employee who took part of his bonus by way of entitlements. The number of entitlements issued was determined by an option price formula determined by the Hay Group. During the period during which the employee holds his entitlements, their value will mirror the fluctuating value of Amcor Limited shares. The employee is able to convert his entitlements to cash as they vest or when he leaves the consolidated entity.

Employee options

As described above, an employee share scheme has been established where the consolidated entity may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited.  The options are issued for up to a term of ten years.  The options cannot be transferred and will not be quoted on the Australian Stock Exchange.

	Exercise date on		Exercise price	Number of options at beginning of	Options	Options	Options	Number of options at end of year		Proceeds received	Date	Number of shares	Fair value per share for options exercised
Grant date	or after	Expiry date	$	year	granted	lapsed	exercised	On issue	Vested	$	issued	issued	$
Consolidated - 2003

24-Sep-98	24-Sep-01	24-Sep-03	$4.64	130,350			44,500	85,850	85,850	$206,480	Various	44,500	8.59
16-Sep-99	16-Sep-02	16-Sep-04	$6.47	1,100,000			289,500	810,500	810,500	$1,873,065	Various	289,500	8.32
08-Nov-99	08-Nov-99	08-Nov-04	$5.43	200,000			100,000	100,000	100,000	$543,000	Various	100,000	8.76
31-Jul-00	31-Jul-00	31-Jul-05	$5.10	150,000			100,000	50,000	50,000	$510,000	Various	100,000	8.36
18-Aug-00	01-Oct-01	01-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	01-Oct-02	01-Oct-05	$5.67	1,000,000				1,000,000	1,000,000
18-Aug-00	01-Oct-03	01-Oct-05	$5.67	1,000,000				1,000,000	—
14-Sep-00	14-Sep-03	14-Sep-05	$5.16	912,000			102,000	810,000	—	$526,320	Various	102,000	8.38
01-Oct-00	01-Oct-00	01-Oct-05	$5.10	790,000			375,000	415,000	415,000	$1,912,500	Various	375,000	8.49
15-Feb-01	15-Feb-01	15-Feb-06	$5.24	100,000				100,000	100,000
01-Mar-01	01-Mar-01	01-Mar-06	$5.47	20,000			10,000	10,000	10,000	$54,700	Various	10,000	8.24
13-Sep-01	13-Sep-04	13-Sep-06	$6.02	1,555,000			112,500	1,442,500	—	$677,250	Various	112,500	8.30
01-Oct-01	01-Oct-01	01-Oct-06	$6.03	100,000				100,000	100,000
01-Oct-01	01-Oct-01	01-Oct-05	$5.10	1,722,000			678,000	1,044,000	1,044,000	$3,457,800	Various	678,000	8.51
01-Oct-01	01-Oct-01	01-Oct-05	$6.62	50,000				50,000	50,000
01-Oct-01	01-Oct-01	01-Oct-05	$5.30	10,000				10,000	10,000
01-Oct-01	01-Oct-01	01-Oct-05	$5.24	40,000				40,000	40,000
01-Oct-01	01-Oct-01	01-Oct-06	$5.71	30,000				30,000	30,000

	Exercise date on		Exercise price	Number of options at beginning of	Options	Options	Options	Number of options at end of year		Proceeds received	Date	Number of shares	Fair value per share for options exercised
Grant date	or after	Expiry date	$	year	granted	lapsed	exercised	On issue	Vested	$	issued	issued	$
Consolidated - 2003
14-Aug-02	01-Oct-04	30-Sep-08	$8.20		1,000,000			1,000,000	—
14-Aug-02	01-Oct-05	30-Sep-08	$8.20		1,000,000			1,000,000	—
14-Aug-02	01-Oct-06	30-Sep-08	$8.20		1,000,000			1,000,000	—
01-Oct-02	01-Oct-02	01-Oct-05	$5.10		2,522,878		932,878	1,590,000	1,590,000	$4,757,678	Various	932,878	8.26
01-Oct-02	01-Oct-02	01-Oct-05	$6.62		50,000			50,000	50,000
01-Oct-02	01-Oct-02	01-Oct-05	$5.30		10,000			10,000	10,000
01-Oct-02	01-Oct-02	01-Oct-05	$5.24		40,000			40,000	40,000
01-Oct-02	01-Oct-02	01-Oct-06	$6.03		180,000		80,000	100,000	100,000	$482,400	Various	80,000	8.16
01-Oct-02	01-Oct-02	01-Oct-06	$5.71		30,000			30,000	30,000
01-Oct-02	01-Oct-02	01-Oct-07	$7.25		40,000			40,000	40,000
01-Nov-02	01-Nov-05	01-Nov-12	$8.20		5,927,000			5,927,000	—
01-Nov-02	30-Sep-02	01-Jul-07	$7.30		50,000			50,000	50,000
01-Nov-02	30-Sep-02	01-Jul-07	$7.30		100,000			100,000	—
01-Nov-02	30-Sep-03	01-Jul-07	$7.30		100,000			100,000	—
01-Nov-02	30-Sep-04	01-Jul-07	$7.30		100,000			100,000	—
01-Nov-02	30-Sep-03	01-Jul-07	$7.40		1,145,000			1,145,000	—
01-Nov-02	30-Sep-04	01-Jul-07	$7.40		1,145,000			1,145,000	—

				9,909,350	14,439,878	—	2,824,378	21,524,850	6,755,350

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants made in the year to June 30, 2003, June 30, 2002 and June 30, 2001:

	2003	2002	2001

Dividend yield (%)	3.4	4.6	7.0
Expected volatility (%)	20.0	22.7	31.3
Historical volatility (%)	20.0	22.7	31.3
Risk-free interest rate (%)	5.3	5.3	6.7
Expected life of option (years)	5.7	5.0	5.0

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after July 1, 2002 are:

	Number of options	Grant date	Vesting date	Fair value $/option
Issues up to June 30, 2002
	1,660,000	16-Sep-99	16-Sep-02	1.74
	1,104,000	14-Sep-00	14-Sep-03	1.58
	1,000,000	18-Aug-00	01-Oct-02	1.71
	1,000,000	18-Aug-00	01-Oct-03	1.71
	1,622,500	13-Sep-01	13-Sep-04	1.34

	6,386,500

Issues in the year to June 30, 2003
	1,000,000	14-Aug-02	01-Oct-04	1.72
	1,000,000	14-Aug-02	01-Oct-05	1.72
	1,000,000	14-Aug-02	01-Oct-06	1.72
	2,522,878	01-Oct-02	01-Oct-02	3.09
	50,000	01-Oct-02	01-Oct-02	2.01
	10,000	01-Oct-02	01-Oct-02	2.94
	40,000	01-Oct-02	01-Oct-02	2.98
	180,000	01-Oct-02	01-Oct-02	2.47
	30,000	01-Oct-02	01-Oct-02	2.68
	40,000	01-Oct-02	01-Oct-02	1.89
	5,927,000	01-Nov-02	01-Nov-05	2.00
	50,000	01-Nov-02	30-Sep-02	1.80
	100,000	01-Nov-02	30-Sep-02	1.80
	100,000	01-Nov-02	30-Sep-03	1.80
	100,000	01-Nov-02	30-Sep-04	1.80
	1,145,000	01-Nov-02	30-Sep-03	1.76
	1,145,000	01-Nov-02	30-Sep-04	1.76
	14,439,878
2003 weighted average				2.10

Currently, these fair values are not recognized as expenses in the financial statements.  However, should these grants be expensed, they would be amortized over the vesting periods resulting in an increase in employee benefits expense of $17.8 million for the 2003 financial year (2002 $9.8 million). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

Based on similar valuation principles, if the ESPP shares and the ordinary shares issued for nil consideration (refer above) were to be expensed, an increase in the employee benefit expense of $10.8 million (2002 $7.1 million) would result.

Note 22        CAPITAL EXPENDITURE COMMITMENTS

	At June 30
	(in millions of A$)
	2003	2002
Capital expenditure for plant and equipment contracted but not provided for and payable:

• Not later than one year	128.7	163.6
• Later than one year but not later than two years	54.2	0.5

TOTAL CAPITAL EXPENDITURE COMMITMENTS	182.9	164.1

Note 23        LEASE COMMITMENTS

FINANCE LEASES

Lease expenditure contracted and provided for:

• Not later than one year	140.5	17.0
• Later than one year but not later than two years	2.1	12.6
• Later than two years but not later than three years	1.5	9.2
• Later than three years but not later than four years	1.1	9.1
• Later than four years but not later than five years	1.0	16.5
• Later than five years	4.4	6.0

Minimum lease payments	150.6	70.4
Less: Future finance charges	(0.2)	(13.4)

TOTAL FINANCE LEASE LIABILITY	150.4	57.0

Current lease liabilities - refer Note 16	139.5	12.1
Non-current lease liabilities - refer Note 18	10.9	44.9

	150.4	57.0

The consolidated entity leases equipment under finance leases expiring from one to 11 years.  At the end of the lease term the consolidated entity has the option to purchase the equipment at an agreed residual value.

	At June 30
	(in millions of A$)
OPERATING LEASES	2003	2002

Lease expenditure contracted but not provided for and payable:

• Later than one year	142.0	96.4
• Later than one year but not later than two years	128.5	85.8
• Later than two years but not later than three years	121.6	76.1
• Later than three years but not later than four years	88.2	66.8
• Later than four years but not later than five years	116.8	54.0
• Later than five years	373.7	258.7

TOTAL OPERATING LEASE COMMITMENTS	970.8	637.8

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases.  Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Note 24     OTHER EXPENDITURE COMMITMENTS

Expenditure contracted but not provided for covering supplies and services to be provided:

• Not later than one year	14.2	26.8

• Later than one year but not later than two years	1.6	2.3

• Later than two years but not later than five years	5.0	5.0

• Later than five years	18.1	18.2

TOTAL OTHER EXPENDITURE COMMITMENTS	38.9	52.3

Note 25          CONTINGENT LIABILITIES

	At June 30
	(in millions of A$)
	2003	2002

Contingent liabilities arising in respect of guarantees	224.7	85.2
TOTAL CONTINGENT LIABILITIES	224.7	85.2

Details of contingent liabilities, which although considered remote, the directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                  Amcor Limited has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at March 31, 2000.

•                  Amcor Limited has lodged an appeal against the full bench of the Federal Court which has found that certain employees of Amcor Limited (who were transferred to PaperlinX in April 2000 as part of the demerger of Amcor Limited and PaperlinX Limited) were entitled to receive severance payments due to the court finding that a technical termination of those employees had occurred.  Upon legal advice, the directors are of the opinion that no provision is required.

Note 26 AUDITORS’ REMUNERATION

	For the Years Ended June 30
	(in millions of A$)
	2003	2002	2001
Audit services:

Auditors of the consolidated entity – KPMG
Audit and review of financial reports	5.7	6.0	4.1

Other auditors
Audit and review of financial reports	2.2	—	—

Other services:

Auditors of the consolidated entity – KPMG
Taxation services	1.6	1.0	—
Completion audits and acquisition/equity raising due diligence	0.2	2.2	—
Other assurance services	0.9	0.7	—
	2.7	3.9	3.4
Other auditors of the consolidated entity:
Taxation services	12.1	—	—
Completion audits and acquisition/equity raising due diligence	2.9	—	—
Other assurance services	0.2	—	—
	15.2	—	—
KPMG related practices: (1)
Systems review	—	0.4	—
Other	—	0.1	0.2
	—	0.5	0.2

(1)           Relates to fees paid to KPMG Consulting Australia to October 3, 2001. The business was sold on October 3, 2001 and ceased to be a related practice of KPMG.

Note 27                         REMUNERATION OF DIRECTORS AND EXECUTIVES

			For the Year Ended June 30
			(in millions of A$)
			2003	2002	2001

REMUNERATION OF DIRECTORS

Amounts paid or due and payable or otherwise made available to directors			4.4	4.6	4.3

Number of directors of the consolidated entity whose income from the consolidated entity or any related party falls within the following bands:

$			No.	No.	No.

100,001	-	110,000	—	—	3
110,001	-	120,000	—	—	2
120,001	-	130,000	—	—	1
130,001	-	140,000	—	—	1
170,001	-	180,000	1	—	—
180,001	-	190,000	1	1	—
200,001	-	210,000	1	2	—
210,001	-	220,000	—	1	1
220,001	-	230,000	1	—	—
230,001	-	240,000	1	—	—
250,001	-	260,000	—	1	—
500,001	-	510,000	—	1	—
620,001	-	630,000	1	—	—
2,010,001		2,020,000	—	—	1
2,210,001	-	2,220,000	—	1	—
2,480,001	-	2,490,000	1	—	—

RETIREMENT PAYMENTS

Retirement payments to directors of Amcor Limited, being amounts previously approved by shareholders in a general meeting			—	—	0.8

			For the Years Ended June 30
			(in millions of A$)
			2003	2003	2002	2001
			(1)	(2)	(2)	(2)
REMUNERATION OF EXECUTIVES
Amounts received or due and receivable from the consolidated entity, entities in the consolidated entity or related parties by executive officers of the consolidated entity and of controlled entities whose total remuneration exceeds $300,000 (3)			30.4	43.1	34.5	29.5

Number of executive officers whose remuneration from the consolidated entity or related parties was within the following bands *

			Overseas Executives	All executives (including overseas)
$			No.	No.	No.	No.

210,001	-	220,000	—	—	—	1
240,001	-	250,000	—	—	—	1
250,001	-	260,000	—	—	—	1
260,001	-	270,000	—	—	—	1
300,001	-	310,000	—	—	1	3
310,001	-	320,000	—	—	1	1
320,001	-	330,000	—	—	1	3
330,001	-	340,000	1	1	3	1
340,001	-	350,000	1	1	—	1
350,001	-	360,000	1	1	1	3
360,001	-	370,000	3	3	3	1
370,001	-	380,000	1	1	1	2

Number of executive officers whose remuneration from the consolidated entity or related parties was within the following bands *

			Overseas Executives	All executives (including overseas)
			$2003 No.	2003 No.	2002 No.	2001 No.

390,001	-	400,000	3	3	2	—
400,001	-	410,000	—	—	1	—
410,001	-	420,000	—	—	2	2
420,001	-	430,000	1	3	—	1
430,001	-	440,000	1	1	1	—
440,001	-	450,000	4	5	1	—
450,001	-	460,000	—	—	2	—
460,001	-	470,000	—	—	1	—
480,001	-	490,000	—	1	1	1
490,001	-	500,000	1	1	2	—
510,001	-	520,000	1	1	—	1
550,001	-	560,000	2	2	1	2
560,001	-	570,000	1	2	1	—
570,001	-	580,000	—	—	1	—
600,001	-	610,000	1	1	2	—
610,001	-	620,000	1	1	—	—
620,001	-	630,000	—	—	1	1
630,001	-	640,000	—	1	2	—
640,001	-	650,000	1	1	2	—
660,004	-	670,000	—	—	—	1
670,001	-	680,000	1	1	1	—
680,001	-	690,000	1	1	—	—
690,001	-	700,000	—	—	—	1
710,001	-	720,000	—	—	1	—
720,001	-	730,000	1	1	—	—
730,001	-	740,000	—	—	—	1
740,001	-	750,000	—	—	1	—
770,001	-	780,000	—	—	—	1
780,001	-	790,000	—	1	—	—
800,001	-	810,000	1	1	2	—
830,001	-	840,000	—	—	—	1
860,001	-	870,000	1	1	1	—
870,001	-	880,000	—	—	1	—
890,001	-	900,000	1	1	2	—
910,001	-	920,000	—	—	—	1
920,001	-	930,000	—	1	—	—

Number of executive officers whose remuneration from the consolidated entity or related parties was within the following bands *

			Overseas Executives	All executives (including overseas)
			$2003 No.	2003 No.	2002 No.	2001 No.

930,001	-	940,000	—	1	—	—
940,001	-	950,000	1	1	—	—
980,001	-	990,000	—	1	—	—
1,020,001	-	1,030,000	1	1	1	—
1,060,001	-	1,070,000	—	1	—	1
1,100,001	-	1,110,000	—	1	1	—
1,170,001	-	1,180,000	—	—	1	1
1,210,001	-	1,220,000	—	—	—	1
1,240,001	-	1,250,000	1	1	—	—
1,250,001	-	1,260,000	1	1	—	—
1,290,001	-	1,300,000	1	1	—	1
1,320,001	-	1,330,000	1	1	—	—
1,330,001	-	1,340,000	1	1	—	1
1,380,001	-	1,390,000	1	1	—	—
1,410,001	-	1,420,000	—	—	1	—
1,460,001	-	1,470,000	—	1	—	—
1,520,001	-	1,530,000	1	1	—	—
1,750,001	-	1,760,000	1	1	—	—
1,770,001	-	1,780,000	1	1	—	—
1,860,001	-	1,870,000	—	—	1	—
2,010,001	-	2,020,000	—	—	—	1
2,210,001	-	2,220,000	—	—	1	—
2,320,001	-	2,330,000	—	—	1	—
2,480,001	-	2,490,000	—	1	—	—
2,500,001	-	2,510,000	—	—	—	1
4,540,001	-	4,550,000	—	—	—	1

(1)          Overseas executives are grouped in column (1) and are also included in (2).

(2)          Covers Amcor Limited and its controlled entities on a worldwide basis and includes executives of overseas controlled entities.

(3)          Executive officers are those officers involved in the strategic direction, general management or control of business at a consolidated entity or operating division level.

*         Includes executive director of the consolidated entity also disclosed within “Remuneration of Directors”.

Note 28          SUPERANNUATION COMMITMENTS

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans.

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement.  These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates.  In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

GOVERNMENT PLANS

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

DEFINED BENEFIT PLANS

The consolidated entity maintains several defined benefit superannuation arrangements worldwide.  On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefits funds at a rate determined from time to time following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all consolidated entity defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time.  The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

Accordingly, the consolidated entity is of the opinion that, under Australian accounting standards, it has no constructive or legal obligation, as at the balance date, to fund deficits that may arise in particular funds from time to time.  In all cases, however, the consolidated entity expects to have the financial capacity to make or cause to be made sufficient annual contributions to the funds that ensure employee retirement expectations will be met.

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 ‘Employee Benefits’.  All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Major Funds	Reporting Date	2002-03	Reporting Date		2001-02
	(in millions of A$)
• Amcor Superannuation Fund (1) - June 2000 by W.R. Aitchison FIA, FIAA	30/06/02	495.0		30/06/01	521.7
• Amcor New Zealand Superannuation Fund - April 2001 by J. Spooner BSc, FIAA, FNZSA	30/06/03	23.3		31/03/02	23.2
• Amcor Flexibles (UK) Pension Plan - April 2001 by J Porteus FFA	30/06/03	165.4		30/06/02	181.6
• Amcor PET Packaging UK Limited - January 2003 by D Pilitz FIA	30/06/03	16.1		—	—
• Amcor PET Packaging Pension Plan - July 2002 by Mercer Human Resource Consulting	30/06/03	14.3		—	—
• Amcor Rentsch/Polylaupen - June 2003 by M Schreiber	30/06/03	70.7		—	—
• Amcor Twinpak Americas Inc Pension Plan for salaried employees (previously Pension Plan for Twinpak Inc and subsidiaries) - December 2001 by M Papillon FSA, FCIA	30/06/03	11.3		30/06/02	15.5

• Other funds (2)		41.1			35.4

Fund assets at net market value		837.2			777.4

Accrued benefits as at last actuarial review date		960.8	(3)		781.2	(3)

Surplus/(Deficit)		(123.6	)(4)		(3.8	)(4)

Vested benefits as at reporting date		922.3	(5)		798.3	(5)

(1)  The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at June 30, 2003 was $43.0 million compared with $34.6 million at June 30, 2002.

(2) Other funds comprise the following:

Amcor Twinpak America Inc Plan for PET and salaried employees - January 2003 by Avalon Consulting

Amcor Rentsch Ireland - June 2003 by M Cahill FIA

Amcor Employees Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix Actuary

Amcor Workers Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix, Actuary

Amcor Employee Plans Belgium - Fortis AG - June 2003 by I Marbaix, Actuary

Amcor Flexibles (Netherlands) - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Netherlands Envi - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Drammen Norway - June 2002 by V Pekon AS

Amcor PET Packaging Belgium - June 2002 by AON Biomet Merck

(3)  Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)  The aggregate surplus/(deficit) of funds assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $(123.6) million (2002 $3.8 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at June 30, 2003 but does represent the most up to date information which it has been possible to obtain.

(5) Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

	2002-03	2001-02	2000-01
	(in millions of A$)
Employer contributions made by the consolidated entity to major Defined Benefit Funds during the year	47.6	50.0	7.7

Employer contributions made to major Accumulation Funds during the year	9.3	7.7	4.9

Details of the funded status of material defined benefit plans and of the Net Periodic Pension Cost as prepared by consulting actuaries, are set out below in accordance with U.S. SFAS 132.  While not related to Australian GAAP the details support the reconciliation to US GAAP set out in Note 35.

	For the Years Ended June 30
	(in millions of A$)
	2003	2002	2001
Net periodic pension cost included the following components:
Service cost	33.7	26.1	20.9
Interest cost	37.2	33.2	18.5
Expected return on plan assets	(35.9)	(35.6)	(28.5)
Recognized net actuarial loss	6.3	4.2	0.1
Net amortization and deferral costs	(2.0)	(2.1)	(2.2)
Termination benefit arising due to settlement/disposal of business (as required under SFAS 88)	5.3	—	—
	44.6	25.8	8.8
Weighted average assumptions as of June 30:
• Discount rate	5.2%	6.5%	6.3%
• Rate of increase in future salary levels	3.2%	3.5%	3.7%
• Expected long-term rate of return on assets	6.3%	7.5%	7.3%

Change in benefit obligation
Benefit obligation at beginning of year	547.8	532.3
Foreign currency exchange variation	(24.6)	(4.7)
Service cost	33.7	26.1
Interest cost	37.2	33.2
Plan participants’ contributions	11.6	15.3
Acquisitions	128.9	0.6
Actuarial (gain)/loss	50.0	(6.6)
Transfers	(1.5)	(12.1)
Expenses (including tax)	(4.2)	(0.7)
Benefits paid from plan assets	(45.1)	(35.6)
Benefits paid directly by consolidated entity	(1.0)	—

Estimated benefit obligation at end of year	732.8	547.8

Change in plan assets

Fair value of plan assets at beginning of year	453.5	475.0
Exchange rate adjustment	(18.6)	(3.6)
Actual return on plan assets	5.5	(24.7)
Transfers	(1.5)	(12.1)
Consolidated entity contribution	43.5	38.6
Plan participants’ contributions	11.6	15.3
Benefits paid	(45.1)	(33.9)
Expenses etc	(4.1)	(1.1)
Acquisitions	94.2	—

Fair value of plan assets at end of year	539.0	453.5

	For the Years Ended June 30
	(in millions of A$)
	2003	2002
Reconciliation of Funded Status
Funded status	(193.8)	(94.3)
Unrecognized net actuarial loss	191.6	117.8
Unrecognized prior service cost	1.8	3.0
Unrecognized net transition obligation	14.3	12.5
Adjustment to recognise minimum liability	(67.4)	(22.0)

Prepaid/(accrued) benefit cost	(53.5)	17.0

Note:

Plan assets comprise a mixed portfolio of investments including fixed interest securities, Australian listed securities and real estate investment.

A number of plans were noted whereby projected benefit obligations and/or accumulated benefit obligations exceeded plan assets at the end of the year.  For plans where projected benefit obligations exceeded plan assets, total projected benefit obligations of $732,763,000 (2002: $519,788,000) and assets of  $539,003,000 (2002: $424,372,000) were noted.  For plans where accumulated benefit obligations exceeded plan assets, total accumulated benefit obligations of $286,570,000 (2002: $43,966,000) and assets of $202,884,000 (2002: $20,369,000) were noted.

Note 29   SEGMENT REPORTING

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.  The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.  Comparative information has been restated for changes in the consolidated entity’s management reporting and business segments.

Inter-segment pricing is determined on an arm’s-length basis.

The consolidated entity operates its packaging business through the following divisions:

Amcor Australasia has a major share of the Australian and New Zealand markets for aluminium beverage cans, steel cans for food and aerosols, flexibles and film packaging, polyethylene terephthelate (“PET”) rigid plastic containers and plastic closures.  In Australia, the business also makes metal and plastic caps and closures and paper sacks.  This division also operates Amcor’s fiber box and carton manufacturing businesses in Australia and New Zealand, and in Australia also manages Amcor’s waste-paper based packaging paper mills and paper recycling activities.

Amcor PET, based in Michigan in the U.S, is a market leader in the PET plastic bottle market.  The division has operations in North America, Europe, Asia and Latin America.

Amcor Sunclipse, based in California in the U.S, manufactures corrugated board and boxes and operates a distribution business based on custom-built corrugated packaging and industrial packaging products. The distribution business also operates in Mexico.

Amcor Flexibles Europe manages Amcor’s European packaging business sectors.  Products manufactured include flexible packaging and medical device packaging.

Amcor Asia, based in Singapore, manages Amcor’s operations throughout Asia and is a leading regional supplier of corrugated and tobacco packaging, closures, flexible plastic packaging and paper sacks.

Amcor Rentsch/Closures manufactures tobacco and specialty folding cartons, principally out of Europe.  Other products manufactured include plastic closures, rigid plastic containers, plastic squeeze tubes and flexible packaging.  Operations are based in North America, Europe and Asia.

Other represents amounts attributable to the consolidated entity’s corporate activities.

Business Segment	Amcor Australasia			Amcor PET			Amcor Sunclipse			Flexibles Europe			Amcor Asia
For the year ended June 30	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

Net sales	2,440.1	2,361.9	2,290.2	3,234.7	800.8	805.6	1,296.1	1,413.2	1,182.4	2,166.2	1,975.0	977.5	263.4	310.4	327.8
Inter-segment revenue	15.6	5.8	65.9	1.5	1.7	0.5	2.9	—	—	4.1	1.6	—	—	—	—
Total segment revenue	2,455.7	2,367.7	2,356.1	3,236.2	802.5	806.1	1,299.0	1,413.2	1,182.4	2,170.3	1,976.6	977.5	263.4	310.4	327.8
Other unallocated revenue

Total revenue

Result

Operating profit before interest, income tax and amortization	282.8	254.2	232.8	305.6	79.2	64.4	84.8	95.2	90.2	133.6	93.2	71.0	32.1	44.5	41.6

Operating profit before interest and tax	267.1	238.7	217.1	224.6	68.9	57.0	68.5	78.1	77.0	121.1	83.5	68.3	31.5	43.6	40.8

Net borrowing costs

Operating profit from ordinary activities before income tax

Significant items			56.9	(59.5)					(19.9)

Business Segment	Amcor Rentsch/Amcor Closures			Other			Inter segment eliminations			Consolidated
For the year ended June 30	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

Net sales	1,309.4	611.1	69.4	—	—	—	—	—	—	10,709.9	7,472.4	5,652.9
Inter-segment revenue	1.2	0.2	—	—	—	—	(25.3)	(9.3)	(66.4)	—	—	—
Total segment revenue	1,310.6	611.3	69.4	—	—	—	(25.3)	(9.3)	(66.4)	10,709.9	7,472.4	5,652.9
Other unallocated revenue										248.1	1,059.8	193.3
												—

Total revenue										10,958.0	8,532.2	5,846.2

Result

Operating profit before interest, income tax and amortization	84.1	48.6	18.3	(53.7)	7.5	27.4				869.3	622.4	550.0
												—
Operating profit before interest and tax	71.6	47.6	16.1	(53.9)	7.5	27.4				730.5	567.9	508.0

Net borrowing costs										(155.2)	(121.5)	(141.0)

Operating profit from ordinary activities before income tax										575.3	446.4	367.0

Significant items	(8.2)	(18.6)		(19.0)	553.4					(86.7)	534.8	37.0
										488.6	981.2	404.0

Business Segment	Amcor Australasia			Amcor PET			Amcor Sunclipse			Flexibles Europe			Amcor Asia
For the year ended June 30	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Depreciation & amortization	125.3	108.1	106.8	271.1	72.4	33.2	30.9	33.1	34.6	79.7	87.5	28.5	15.4	16.5	17.8

Other non-cash expenses	75.9	50.4	51.2	36.6	28.8	35.8	19.9	32.2	—	26.6	132.3	—	(0.3)	6.8	8.2

Segment assets	2,447.9	2,301.7	1,920.1	3,297.2	862.9	843.6	560.8	704.4	961.0	1,758.9	1,795.4	1,887.8	320.2	406.1	458.6

Capital expenditure	254.1	118.0	126.0	375.2	81.6	35.0	10.1	28.3	16.4	134.8	91.1	55.0	7.1	10.7	12.0

Business Segment	Amcor Rentsch/Amcor Closures			Other			Inter segment eliminations			Consolidated
For the year ended June 30	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Depreciation & amortization	84.4	19.6	17.2	0.4	3.9	2.2	—	—	—	607.2	341.1	240.3

Other non-cash expenses	80.2	3.1	48.8	12.6	(12.2)	12.8	—	—	—	251.5	241.4	156.8

Segment assets	1,033.2	463.9	79.6	144.1	2,307.6	875.0	—	—	—	9,562.3	8,842.0	7,025.7

Capital expenditure	127.2	26.3	1.6	1.0	3.9	—	—	—	—	909.5	359.9	246.0

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items mainly comprise other revenue.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment.

Geographic Segment	Australasia			Europe			North America			Latin America			Asia			Consolidated
For the year ended June 30	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net sales	2,440.1	2,361.9	2,290.2	4,005.3	2,412.9	955.5	3,519.4	2,258.2	1,956.9	462.6	129.0	122.5	282.5	310.4	327.8	10,709.9	7,472.4	5,652.9

Segment assets	2,511.0	4,219.5	2,774.4	3,312.0	2,471.9	1,999.8	2,770.0	1,564.4	1,619.8	609.3	159.5	162.9	360.0	426.7	468.8	9,562.3	8,842.0	7,025.7

Long lived assets	1,884.0	1,582.0	1,878.5	2,054.0	1,094.0	1,013.8	1,794.0	1,070.7	987.9	465.0	59.5	98.9	215.0	216.3	241.2	6,412.0	4,022.5	4,220.3

Capital expenditure	255.1	121.8	127.0	288.8	113.0	55.6	304.4	107.6	41.1	54.1	6.8	10.3	7.1	10.7	12.0	909.5	359.9	246.0

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

Comparative information has been restated for changes in the consolidated entity’s management reporting and business segments.

Long lived assets comprise assets expected to be used for more than 12 months and exclude deferred taxes.

Note 30         ACQUISITION OF SUBSIDIARIES/BUSINESSES

	$ Million FAIR VALUE
SUBSIDIARY	DATE OF ACQUISITION	NET TANGIBLE ASSETS ACQUIRED	PROPORTION OF SHARES ACQUIRED	$ Million CONSIDER - ATION (1)	METHOD OF FUNDING

2002/2003

Schmalbach-Lubeca	July 1, 2002	1,214.2	100%	2,827.5	Cash
Other – refer below for further details		(4.5)		30.6	Cash
		1,209.7		2,858.1

Other represented by:

Central Coast Cartons	July 1, 2002		15%		Cash
Amcor Flexibles Zhongshan	July 1, 2002		(c)		Cash
Brick, Malow and Camco	July 1, 2002		(b)		Cash
Injepet	July 1, 2002		(c)		Cash
Leaderpack	August 1, 2002		(c)		Cash
Flexoprint	March 31, 2003		100%		Cash
Incentive Innovations	May 16, 2003		(a)		Cash
LBR Marketing	June 24, 2003		(a)		Cash
ACI Closures	June 30, 2003		(a)		Cash

2001/2002

Bericap Inc	July 1, 2001	11.3	(d)	11.3	Cash/Assets
Apollo Paper	September 21, 2001	19.8	(a)	51.6	Cash
AF Camvac/Ledbury	April 1, 2002	29.7	(a)	29.7	Cash
Tobepal/Tobefil	April 30, 2002	38.6	100%	84.5	Cash
Other – refer below for further details		17.9		39.4
		117.3		216.5

Other represented by:

Central Coast Cartons / Lynyork	July 1, 2001		(c)		Cash
Sirod Foam Packaging	July 14, 2002		(a)		Cash
Vanguard Packaging Inc	September 14, 2001		(a)		Cash
Pet Pack Containers	December 14, 2001		(a)		Cash
Integrated Distribution Services	February 22, 2002		(a)		Cash
Malow Corp	April 26, 2002		(a)		Cash
Brick Container	June 3, 2002		(a)		Cash

2000/01
Poly Laupen	July 1, 2000	12.7	100%	12.7	Cash
CNC Containers	February 28, 2001	30.8	100%	132.4	Cash
AFE A/S	June 29, 2001	718.1	67%	845.8	Cash/Assets
Other – refer below for further details		13.1		23.4
		774.7		1,014.3

Other represented by:

Rentsch Belfast	July 1, 2000		100%		Cash
EE Cartons	July 1, 2000		100%		Cash
Channel Paper Co.	July 28, 2000		(a)		Cash
Amcor Flexibles Zhongshan	August 15, 2000		85%		Cash
Majestic Packaging Inc	October 16, 2000		(a)		Cash
Ward-Bagby Packaging	December 4, 2000		100%		Cash
North Star Paper Co.	March 30, 2001		(a)		Cash

(a) Acquisition of business only.

(b) Additional payment on shares acquired in prior years

(c) Acquisition of outstanding shares in former partly-owned subsidiary.

(d) Acquisition of shares in former associate company.

RECONCILIATION OF NET TANGIBLE ASSETS ACQUIRED

	2002-03	2001-02	2000-01
	$m	$m	$m

Cash, net of bank overdraft	—	7.5	80.5
Current receivables	341.1	93.5	456.3
Inventories	457.5	39.5	412.3
Investments	0.9	—	—
Property, plant and equipment	1,311.6	115.2	947.8
Other assets	44.6	3.7	58.5
Current liabilities – creditors and borrowings	(606.6)	(83.0)	(495.9)
Non-current liabilities- creditors and borrowings	—	(30.9)	(323.5)
Provisions	(262.6)	(16.3)	(225.3)
Minority interests	(76.8)	(11.9)	(136.0)

Net Tangible Assets Acquired	1,209.7	117.3	774.7

RECONCILIATION OF GOODWILL AT COST

		2002-03	2001-02	2000-01
		$m	$m	$m

(1)	Consideration paid	2,858.1	216.5	1,014.3
	Less net tangible assets acquired	(1,209.7)	(117.3)	(774.7)

	Goodwill on acquisition	1,648.4	99.2	239.6

	Exchange fluctuation on overseas goodwill	(346.1)	(44.4)	77.6
	Goodwill disposed	(60.5)	(6.1)	(33.7)
	Goodwill adjustments current year	8.2	(18.7)	(3.9)

	Increase/(decrease) in goodwill at cost	1,250.0	30.0	279.6

PRO FORMA FINANCIAL INFORMATION

Pro forma information has not been shown for the 2001-02 and 2000-01 financial years, as it is not practicable to provide details for these periods.

Note 31         DISPOSAL OF SUBSIDIARIES/BUSINESSES

On December 31, 2002, the consolidated entity sold its 65% stake of Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner.  The joint venture consisted of seven plants in the United States and one plant in Mexico.  Amcor White Cap LLC was formerly part of the consolidated entity’s Amcor Rentsch/Closures business segment.  Gains/losses arising from the disposal of subsidiaries and businesses are included in the operating profit before income tax result reported on F-2.

Consideration received and the net assets of disposed controlled entities and subsidiaries at the dates of disposal are set out in the table below:

$ Million

Business/Controlled Entities Disposed
Consideration received:
Cash received	186.4
Cash accrued	38.6
225.0

Net assets disposed:
Cash, net of bank overdraft	1.1
Current receivables	15.4
Inventories	89.8
Investments	—
Property, plant and equipment	219.2
Intangibles	60.5
Current liabilities – creditors and borrowings	(45.9)
Provisions	(73.6)
Non-current liabilities – creditors and borrowings	—
Outside equity interests	(47.6)
218.9
Gross profit/(loss) on disposal	6.1
225.0

Note 32         ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.  By monitoring global interest rates and where appropriate, hedging interest rate exposures, the consolidated entity is able to manage the group’s interest rate risk.

Interest Rate Swaps, Options and Forward Rate Agreements

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates. Interest rate swaps are also used to swap fixed rate borrowings into floating rates.  Maturities of swap contracts are principally between 1 and 5 years.  Maturities of forward rate agreements are principally between 3 and 6 months.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

These rates are representative of the underlying borrowings under both domestic and international funding facilities that the consolidated entity utilizes.

There were no forward rate agreements outstanding at year-end (2002 Nil).

From time to time, the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2002 Nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective average weighted interest rate for classes of financial assets and liabilities is set out below:

	Fixed interest maturing in:						Weighted Average Interest Rate
	Floating Interest Rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest Bearing	Total

2003 $million
Financial Assets
Cash and deposits	162.0	—	—	—	—	162.0	2.69%
Receivables	—	—	—	—	1,460.4	1,460.4	—
Investments	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,481.9	1,643.9	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Bills of exchange	108.4	—	—	—	—	108.4	2.65%
US$ Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%

Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%
	1,218.6	11.2	549.6	757.8	1,800.0	4,337.2	5.00%
Interest Rate Swaps
AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(100.0)	—	100.0	—	—	—	4.90%

	Fixed interest maturing in:						Weighted Average Interest Rate
	Floating Interest Rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest Bearing	Total

2002 $million

Financial Assets

Cash and deposits	2,325.0	—	—	—	—	2,325.0	3.04%
Receivables	—	—	—	—	1,303.2	1,303.2	—
Investments	—	—	—	—	12.8	12.8	—
	2,325.0	—	—	—	1,316.0	3,641.0	3.04%
Financial Liabilities
Payables	—	—	—	—	1,208.3	1,208.3	—
Bank and other loans	839.4	31.7	187.4	54.5	—	1,113.0	4.15%
Bills of exchange	115.8	—	—	—	—	115.8	2.08%
US$ Notes	—	221.3	—	—	—	221.3	6.75%
Leases	5.8	12.1	5.1	34.0	—	57.0	8.75%
Employee entitlements	—	—	55.4	—	238.9	294.3	6.00%
Dividend payable	—	—	—	—	123.0	123.0	—

Undated subordinated convertible securities	—	—	543.1	—	—	543.1	7.06%

	961.0	265.1	791.0	88.5	1,570.2	3,675.8	5.21%
Interest Rate Swaps

AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
USD	221.3	(221.3)	—	—	—	—	(6.30)%
USD	(132.8)	132.8	—	—	—	—	6.43%
CAD	(58.1)	58.1	—	—	—	—	6.55%
Total Swaps	(69.6)	(30.4)	100.0	—	—	—	5.08%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all foreign currency exposures greater than A$100,000 as soon as a firm and irrevocable commitment is entered into or known.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognized as assets or liabilities on the Consolidated Balance Sheets from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2003	2002
	Weighted Average Rate	Weighted Average Rate	2003	2002
			$m	$m
Buy Contracts
0-12 months
CAD	1.03	0.90	1.0	5.3
CHF	0.88	0.85	11.9	54.7
DKK	4.34	4.27	9.1	101.9
EUR	0.58	0.57	198.4	20.7
GBP	0.40	0.37	44.7	25.7
JPY	73.61	66.04	0.8	0.4
NOK	4.69	4.26	0.6	13.0
NZD	1.12	—	4.9	—
SEK	5.37	5.24	15.4	77.2
SGD	—	1.00	—	0.1
USD	0.61	0.55	82.3	43.1
More than 12 months
EUR	0.55	—	8.9	—
NZD	1.30	1.30	77.2	77.2
USD	0.54	—	1.4	—

Sell Contracts
0-12 months
CHF	—	0.84	—	111.2
DKK	—	4.27	—	158.8
GBP	—	0.36	—	64.6
NOK	—	4.36	—	31.1
NZD	1.11	1.22	26.7	29.3
SEK	—	5.22	—	120.1
USD	0.62	0.52	2.8	12.0

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimizes its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure that may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long term rating of A- by Standard & Poor’s. In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost. As at June 30, 2003 the sum of all contracts with a positive replacement cost was $50.3 million (2002 $30.9 million).

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organized markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2003	Net Fair Value 2003	Carrying Amount 2002	Net Fair Value 2002
	$m	$m	$m	$m
Financial Assets
Cash and deposits	162.0	162.0	2,325.0	2,325.0
Receivables	1,460.4	1,460.4	1,303.2	1,303.2
Investments	21.5	21.5	12.8	12.8

Financial Liabilities
Payables	1,525.7	1,525.7	1,208.3	1,208.3
Bank overdrafts & loans	1,005.3	1,005.3	1,113.0	1,113.0
Bills of exchange	108.4	108.4	115.8	115.8
US$ Notes	748.9	748.9	221.3	228.2
Lease liabilities	150.4	150.4	57.0	57.0
Employee entitlements	343.5	343.5	294.3	294.3
Dividends/distributions payable	8.8	8.8	123.0	123.0
Undated subordinated convertible securities	446.2	515.3	543.1	567.1

The undated subordinated convertible securities are readily traded in organized markets.

Derivative Financial Instruments

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques. For foreign exchange related contracts, the net fair value is taken to be the unrealized gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2003	2002
	$m	$m

Interest Rate Swaps	(19.8)	(11.6)
Cross Currency Swaps	41.7	23.7
Forward Foreign Exchange Contracts	2.9	3.1

	24.8	15.2

An equivalent movement on the underlying transactions offsets the above net notional positions.

Non-recourse Receivables Securitization Program

The consolidated entity utilizes an uncommitted, multi-currency receivables securitization program in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the consolidated entity’s businesses in these jurisdictions are sold, on a non-recourse basis, into an independent securitization conduit which issues asset-backed commercial paper into organized markets.

The cost of the program is included in the expenses from ordinary activities of the consolidated entity.

The program limit is $205 million (2002 nil) and the balance of trade receivables sold at June 2003 was $190 million (2002 nil).

Note 33         RELATED PARTY DISCLOSURES

Directors

The persons who held office as a director of Amcor Limited during the year ended June 30, 2003:

C I Roberts	R K Barton
R H Jones	T C Bergman
E A Alexander	G A Tomlinson
D C K Allen

Information on the remuneration of directors is set out in Note 27.

Directors’ holdings of shares and share options

As at June 30, 2003 directors of Amcor Limited held in aggregate 566,546 ordinary shares of Amcor Limited, and 6,000,000 options over 6,000,000 ordinary shares of Amcor Limited. Exercise of 6,000,000 of these options is dependent on meeting group performance targets.

Directors’ transactions in shares and share options

During the year the consolidated entity granted options over 14,439,878 unissued shares under the Employee Share Option Plan. Of these options, none were granted to non-executive directors or their director-related entities.

Loans to directors of Amcor Limited and controlled entities

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 9(1).

During the year, under the employee share plans, share loan repayments totalling $33,000 were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year. A guarantee continues in favour of R H Jones for a loan of $448,000 (2002: $448,000).

Loan repayments totalling $63,000 were received from P F Reichler.

Loans to directors of Amcor Limited in Note 9 total $1,075,000 (2002: $1,093,000).

Loans to directors of controlled entities in Note 9 total $435,000 (2002: $513,000).

Note 17 does not include any loans from director related entities. The loan from director related entities that was outstanding at June 30, 2002 of $1,482,000 was repaid in full on July 31, 2002.

Interest received from directors during the year amounted to $30,000 (2002: $12,000).

Other transactions - in the normal course of business and on an arm’s length basis

Director-related entities of Messrs S Ryder and A J Foley - (Australasia) received in aggregate management fees of $40,000 (2002: $40,000).

Sales of beverage containers totalling $6,865,000 (2002: $7,791,000) were made to director-related entities of F Daley, B Boyd and C Newell - (Canada)

Sales of tobacco packaging totalling $4,260,000 (2002: $7,572,000) were made to director-related entities of Gu A Chao.

Purchases of paper products totalling $8,588,000 (2002: $7,768,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Provision of marketing services by a director-related entity of G S James totalled $137,000 (2002: $177,000).

Provision of secretarial services by a director-related entity of J Durston totalled $62,600 (2002 nil).

Purchases of goods supplied at cost totalling $296,000 (2002: $431,000) were made from a director related entity of G S James.

Purchases of manufacturing supplies totalling $572,000 (2002: $688,000) were made from director-related entities of S Ryder and A J Foley - (Australasia).

Note 34         EVENTS SUBSEQUENT TO BALANCE DATE

Since June 30, 2003, the consolidated entity has acquired the 28.1% minority stake in Amcor Flexibles Europe (AFE) from Danisco and Ahlstrom for $173 million. The effective date of this acquisition is July 1, 2003.

The consolidated entity has also announced that it entered into an agreement to purchase Rexam’s healthcare flexibles business for $330 million (GBP 135 million). This business consists of ten plants in six countries and forms part of the Amcor Flexibles Europe business group.

Since the end of the financial year, the directors declared a final dividend of 15 cents per share. This was paid on October 1, 2003.  The financial effect of this dividend has not been brought to account in the financial statements for the year ended June 30, 2003 and will be recognized in subsequent financial reports.

Note 35         MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The consolidated financial statements of the consolidated entity are prepared in accordance with Australian GAAP (refer

Note 1), which differ in some respects from US GAAP.

The following is a summary of the major differences between Australian GAAP and US GAAP as they relate to the consolidated entity which provides an expansion of certain information included in Note 1:

(a)          Property, Plant and Equipment

Revaluations

Certain land, land improvements and buildings have been revalued by the consolidated entity at various times in prior financial periods. These revaluation increments and decrements have overall increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on an historical cost basis. Where assets have been devalued below cost, these write-downs have been taken to profit and loss. In prior years bonus shares (stock dividends) were issued out of the asset revaluation reserve. US GAAP adjustments eliminate the effects of these items.

The consolidated entity has applied revised AASB 1041 ‘Revaluation of Non-current Assets’ and, in accordance with the standard, has elected to apply the cost basis for non-current assets. In respect of land, land improvements and buildings, the consolidated entity has deemed the cost of these assets to be equal to their carrying values as at July 1, 2000. As a consequence of making this election on the adoption of AASB 1041, the balance of the asset revaluation reserve at July 1, 2000 relating to land, land improvements and buildings is no longer available for asset write-downs.

The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment.  Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortization. For US GAAP purposes, gains and losses are determined having regard to depreciated historical cost.

Sale and leaseback

Certain properties were sold during the previous financial year and leased back under an operating lease agreement for Australian GAAP purposes. For US GAAP purposes, this transaction did not qualify for sale and leaseback accounting as the sales agreement contained a repurchase option, and other forms of continuing involvement. Accordingly, the transaction was recorded as a secured borrowing and the properties recorded as an asset, with a corresponding obligation recorded for the proceeds received. For the current financial year, payments made under the relevant agreements have been apportioned between interest expense and the loan liability.

Glass bottle plant

A glass bottle manufacturing plant was constructed by a third party entity, ‘AGAL Holdings Pty Ltd’, on the consolidated entity’s behalf. The consolidated entity was not obliged to take possession of the plant until certain production milestones were achieved. Accordingly, it had not been recorded as an asset for Australian GAAP purposes at June 30, 2002. For US GAAP purposes, specific criteria in relation to construction risk had been satisfied and, accordingly, the plant was recorded as an asset with corresponding borrowings. As at June 30, 2003, a finance lease asset and corresponding liability have been recognized for both Australian and US GAAP reporting purposes, with the only difference pertaining to costs which cannot be capitalized under US GAAP and are included in Note 35 (h) as they represent start up costs.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Revaluations
Depreciation effect	0.8	0.9	0.7	28.6	27.8	28.6	27.8
Gain or loss on disposal	7.9	8.6	—	—	—	—	—
Adjustment to revaluation surplus	—	—	—	(212.6)	(220.4)	(212.6)	(220.4)

Sale and leaseback
Reinstatement of asset	(2.3)	(2.4)	—	165.8	168.1	(4.7)	(2.4)
Profit on sale not recognized	—	(3.5)	—	—	—	(3.5)	(3.5)
Lease rentals not recognized	15.7	15.2	—	—	—	30.9	15.2
Lease interest on sale and leaseback assets	(13.8)	(13.8)	—	—	—	(27.6)	(13.8)

Glass bottle plant
Costs capitalized	—	—	—	—	129.9	—	—

Total Property, Plant and Equipment adjustments	8.3	5.0	0.7	(18.2)	105.4	(188.9)	(197.1)

(b)         Minority Interests

Minority interests are frequently included as part of total shareholders’ equity under Australian GAAP. The financial statements have excluded minority interests from shareholders’ equity consistent with US GAAP treatment.

(c)          Provisions

The following items represent differences in accounting for provisions between Australian and US GAAP. The consolidated entity adopted the requirements of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’ for the first time on July 1, 2002.

Employee provisions

The term “provisions” is used in Australian GAAP to designate accrued expenses with no definitive payment date. This can include such items as employee leave entitlements not yet taken. Classification between current and non-current is generally based on management assessments. For US GAAP purposes, certain post-employment benefits had been brought to account in 2001, which were brought to account in 2002 for Australian GAAP purposes.

During the year, the consolidated entity increased the provision for wages, salaries, annual leave and sick leave to reflect the remuneration rates the consolidated entity expects to pay. This requirement is fundamentally consistent with US GAAP. However, pursuant to the transitional requirements of AASB 1028 ‘Employee Entitlements’, the increase in the provision as at July 1, 2002 was recorded against opening retained earnings. For US GAAP purposes, this increase in the provision has been recorded against net income.

Onerous contracts

Under Australian GAAP, in accordance with the adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’, a provision for onerous contracts is recognized when the unavoidable costs of meeting the consolidated entity’s obligation under these contracts exceeds the economic benefits expected to be received.  Under US GAAP, this represents future operating losses and therefore the provision is reversed and contract revenues and expenses are booked in subsequent periods as sales are made under the contract. Under the transitional arrangements of AASB 1044, a provision for onerous contracts was recorded against opening retained earnings. This provision has been reversed for US GAAP purposes and any subsequent utilization of this Australian GAAP provision is charged to US GAAP net income.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Employee benefits
Post employment benefits	—	4.7	(4.7)	—	—	—	—
Charge to opening retained earnings for Australian GAAP change in accounting policy	(2.2)	—	—	—	—	—	—

Onerous contracts
Reversal of provision and recognition of current year expense	(5.9)	—	—	—	—	14.2	—

Total Provisions adjustments	(8.1)	4.7	(4.7)	—	—	14.2	—

(d)         Earnings Per Share

The consolidated entity adopted the revised AASB 1027 ‘Earnings Per Share’ on July 1, 2002. The requirements of this Australian Accounting Standard are fundamentally consistent with US GAAP requirements detailed in SFAS 128 ‘Earnings Per Share’. However, earnings per share results will differ between Australian and US GAAP due to the impact of different Australian and US accounting policies on operating profit – refer to the remainder of Note 35 for further details. Also, as detailed in Note 35(t), the US GAAP accounting treatment for the PACRS results in a beneficial conversion feature which impacts the earnings per share reported under US GAAP. For Australian accounting purposes, there is no such requirement.

(e)          Pension Plans

A detailed level of reporting in respect of pension plans is not presently required by Australian GAAP. Under Australian GAAP the contributions to the various pension plans are recorded as an expense in the income statement. The disclosure requirements of SFAS 87 ‘Employers’ Accounting for Pensions’, as amended by SFAS 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106’, have been included in these financial statements in respect of the years ended June 30, 2001, 2002 and 2003. Additionally, an adjustment is made to recognize the measurement principles of SFAS 87 in determining net income and shareholders’ equity under US GAAP (refer Note 28).

The consolidated entity is not a party to any material agreements with its employees in respect of post retirement or other compensation benefits (other than pension plans) except for those amounts which are provided for in the financial statements in accordance with various statutory entitlements.

As a result of the acquisition of AFE A/S and Schmalbach, certain liabilities for accrued benefit costs have been recorded for US GAAP purposes, with a corresponding adjustment to goodwill.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Pension plans
Prepaid/accrued pension costs	1.5	2.7	(6.7)	59.4	69.7	54.2	52.7
Recognition of minimum liability:
Other comprehensive income adjustment	—	—	—	—	—	(32.0)	(6.7)
Intangible assets recognized	—	—	—	10.2	15.4	—	—
Acquired funds	—	—	—	4.5	(1.2)	—	—

Total Pension Plan adjustments	1.5	2.7	(6.7)	74.1	83.9	22.2	46.0

(f)            Leases

The method of accounting for leases under Australian GAAP does not significantly differ from that for US GAAP, except as referred to under Note 35(a).

(g)         Income Taxes

The consolidated entity applies SFAS 109 ‘Accounting for Income Taxes’ in preparing its US GAAP information. Accounting for income taxes under Australian GAAP is under the liability method, and is equivalent in all major respects to SFAS 109. For Australian GAAP purposes, deferred tax balances based on the liability method are adjusted for changes in the corporate tax rate. This method is fundamentally consistent with SFAS 109, in that deferred income taxes are provided for at the statutory rates on the difference between the book and tax basis of assets and liabilities.

In assessing the realizability of deferred assets for US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance is provided against the deferred tax asset for the portion of that asset that is not likely to be realized based on management’s assessment. As at June 30, 2003, a valuation allowance of $279.7 million has been provided against non-current deferred tax assets. This valuation allowance relates to carried forward tax losses, the majority of which are available to offset taxable income over the next 6 years, where management has assessed that it is more likely than not that these benefits will not be realized.

The consolidated entity acquired $134.8 million in carried forward tax losses as part of the acquisition of the Schmalbach business. A valuation allowance has been provided against the full value of these non-current deferred tax assets, based on management’s assessment that it is more likely than not that these benefits will not be realized. If any of these deferred tax assets are subsequently recognized, they will result in a corresponding adjustment to goodwill.

The consolidated entity has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2003 and prior years because the consolidated entity currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.  A deferred tax liability will be recognized when the consolidated entity is no longer able to demonstrate that it plans to permanently reinvest the undistributed earnings. The determination of the unrecognized deferred tax liability is not practicable.

Income tax expense

Income tax expense attributable to income calculated in accordance with US GAAP, consists of:

	Current	Deferred	Total

Year ended June 30, 2003
Domestic	4.1	21.1	25.2
Foreign jurisdiction	88.4	(15.9)	72.5
	92.5	5.2	97.7

Year ended June 30, 2002
Domestic	24.7	31.1	55.8
Foreign jurisdiction	1.3	39.6	40.9
	26.0	70.7	96.7

Income tax expense attributable to income was $97.7 million and $96.7 million for the years ended June 30, 2003 and 2002 respectively and differed from amounts computed by applying the Australian income tax rate of 30% to pretax income as a result of the following:

		Years ended June 30
		(in millions of A$)
		2003	2002

Computed “expensed” tax expense		144.6	277.6
Increase/(reduction) in income taxes resulting from;
•	Deductible loss/non assessable profit on disposal of controlled entities and investments	(13.8)	(168.2)
•	Share of associate’s net profit	—	(12.0)
•	Non deductible amortization of PACRS costs	2.9	1.1
•	Amortization/write down of goodwill	(13.1)	6.5
•	Under/(over) provision in prior years	(14.3)	(8.8)
•	Other	(8.6)	0.5

		97.7	96.7

Deferred Taxes

The disclosure of deferred tax assets and liabilities calculated in accordance with US GAAP and classified into current and non-current balances, as required by SFAS 109, is set out below:

		Year ended June 30
		(in millions of A$)
		2003	2002

Deferred Tax Liabilities
•	Current	24.5	3.4
•	Non-Current	334.6	367.3
		359.1	370.7

Composition:

•	Plant and equipment, due to differences in depreciation	300.5	259.0
•	Capitalized finance leases	—	4.2
•	Prepaid expenses	0.4	10.5
•	Inventory/Stereos & Dies	3.5	6.8
•	Other	54.7	90.2

		359.1	370.7
Deferred Tax Assets
•	Current	22.7	7.7
•	Non-Current	202.5	223.5
		225.2	231.2

Composition:

•	Employee benefits provision	42.1	41.7
•	Insurance/claims and restructuring provisions	52.4	15.6
•	Carried forward tax losses	333.6	53.7
•	Accruals	12.3	14.6
•	Unrealized currency differences	6.4	54.1
•	Other	58.1	60.5
Total Gross Deferred Tax Assets		504.9	240.2

•	Less valuation allowance	(279.7)	(9.0)
Total Net Deferred Tax Assets		225.2	231.2
Net Deferred Tax Liability		133.9	139.5
Net change in valuation allowance		(270.7)	(9.0)

(h)         Start-up Costs

Under US GAAP certain start-up costs which relate to one-time activities involving the set up of new facilities, products or conducting a new business, must be expensed as incurred under Statement of Position 98-5. Under Australian GAAP such start-up costs are permitted to be capitalized, and amortized over the life of the asset.

The impact of the above accounting policy difference on net profit, assets and shareholders’ equity is as follows:

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Start up costs	(0.4)	(9.2)	(6.4)	(21.4)	(21.0)	(21.4)	(21.0)

(i)             Goodwill

In 1989 and prior years, goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated. Goodwill acquired subsequent to 1989 is amortized in equal instalments over a maximum of 20 years for Australian GAAP purposes – refer Note 1(18). Under US GAAP, prior to July 1, 2002, certain goodwill with an expected life greater than 20 years was permitted to be amortized in equal instalments over a maximum of 40 years.

For US GAAP purposes, the consolidated entity adopted the requirements of SFAS 142 ‘Goodwill and Intangible Assets’ on July 1, 2002. In accordance with this standard, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized. As a result, for US GAAP purposes, no amortization of goodwill is recorded, effective July 1, 2002. Instead, total goodwill is tested annually for potential impairments.

The impact of the above policy change on net profit, assets and shareholders’ equity is as follows:

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Reinstatement and amortization of goodwill	136.8	20.1	15.2	387.8	251.0	387.8	251.0

In accordance with the transitional requirements of SFAS 142, the following table includes the proforma disclosure of net income and earnings per share, adjusted to exclude the amortization of goodwill:

		(in millions of A$)
		2003	2002	2001
Net Income	As reported	367.6	819.3	266.0
	Pro forma	367.6	851.2	292.8
Basic earnings per share (cents)	As reported	44.0	123.2	42.4
	Pro forma	44.0	128.0	46.6
Diluted earnings per share (cents)	As reported	43.5	111.4	41.6
	Pro forma	43.5	115.4	45.5

(j)             Provision for Dividend

Prior to July 1, 2002, dividends declared after balance date, but prior to the approval of the financial statements, were recorded as liabilities under Australian GAAP.  Under US GAAP, provisions for dividends are only recognized if they are declared prior to balance date.

On July 1, 2002, the consolidated entity adopted the requirements of AASB 1044 ‘Provisions, Contingent Assets and Contingent Liabilities’ and, as a result, Australian GAAP is now consistent with US GAAP.

(k)   Employee Share Schemes

Employee Share Purchase Plan (“ESPP”)

The details of the ESPP are described in Note 21.

The discount offered on these stock issues is treated as compensation expense for US GAAP.  Under Australian GAAP the discount represents a reduction in the fair value of the stock being issued.

In addition, for US GAAP reporting, the interest-free non-recourse employee loans that are granted in respect of these employee stock issues are classified as a reduction in stockholders’ equity.  As a result, shares issued under this plan are treated as equity to the extent the shares are paid up.  Under Australian GAAP these loans are recorded as receivables.

Other Employee Share Purchase Plan (“2nd ESPP”)

As detailed in Note 21, this plan relates to the issue of partly-paid shares and options to executive directors, directors and senior staff members.  The following disclosures are made in accordance with SFAS 123 ‘Accounting for Stock Compensation’.

(i)            Partly-Paid Shares

Shares issued under this plan are treated as equity to the extent the shares are paid up.

(ii)           Option Plans

Under these plans, options to subscribe for one fully-paid ordinary share in Amcor Limited may be issued in accordance with a long-term incentive plan or upon such terms and conditions as the directors of Amcor Limited determine at the time.

Long-Term Incentive Plan

Options were issued at a price of A$0.01 each in 1998-99, 1999-00, 2000-01, and 2001-02 under the long-term incentive plan involving the issue of five year options with the options exercisable only if specific growth targets are met over three, four and five years.  The options will be exercisable at a price equal to the market price of Amcor Limited shares on the Australian Stock Exchange (“ASX”) at the date on which the options were granted.

Under this plan, the exercise of the options over five years will depend entirely on achievement of earnings per share (“EPS”) and Profit before Interest and Tax on Funds Employed growth targets for the consolidated entity.  These growth targets are set by the Amcor Limited Board two years in advance and are regularly reviewed to ensure that they are realistic in light of the prevailing circumstances and economic factors.

Other Options

Other five year options have been issued to selected senior managers of the consolidated entity at the discretion of directors of Amcor Limited in 1996-97, 1997-98, 1998-99, 1999-00, 2000-01, 2001-02 and 2002-03 at a price of A$0.01 each, exercisable at any time during their term.  The exercise price of these options is the last sale price of Amcor Limited shares on the ASX at the date on which the options are granted.

Details of all of the options issued under these plans as at June 30, 2003 are outlined below.

Issued	Exercise Period of Option	Exercise Price of Option (3)	No. of Options Held at June 30, 2003	No. of Options Exercised During the Year	Fair Value of Options on date granted
(1) September 24, 1998	September 24, 1998 – September 24, 2003	$4.64	85,850	44,500	$1.98
(1) September 16, 1999	September 16, 2002 – September 16, 2004	$6.47	810,500	289,500	$1.36
(2) November 8, 1999	November, 8 1999 – November 8, 2004	$5.43	100,000	100,000	$2.11
(2) July 31, 2000	July 31, 2000 – July 31, 2005	$5.10	50,000	100,000	$1.85
(2) August 18, 2000	October 1, 2001– October 1, 2005	$5.67	3,000,000	—	$1.71
(1) September 14, 2000	September 14, 2003 – September 14, 2005	$5.16	810,000	102,000	$1.58
(2) October 1, 2000	October, 1 2000 – October 1, 2005	$5.10	415,000	375,000	$1.56
(2) February 15, 2001	February 15, 2001 – February 15, 2006	$5.24	100,000	—	$1.63
(2) March 1, 2001	March 1, 2001 – March 1, 2006	$5.47	10,000	10,000	$1.69
(1) September 13, 2001	September 13, 2004 – September 13, 2006	$6.02	1,442,500	112,500	$1.34
(2) October 1, 2001	October 1, 2001 – October 1, 2006	$6.03	100,000	—	$1.54
(2) October 1, 2001	October 1, 2001 – October 1, 2005	$5.10	1,044,000	678,000	$1.76
(2) October 1, 2001	October 1, 2001 – October 1, 2005	$6.62	50,000	—	$1.29
(2) October 1, 2001	October 1, 2001 – October 1, 2005	$5.30	10,000	—	$1.68
(2) October 1, 2001	October 1, 2001 – October 1, 2005	$5.24	40,000	—	$1.71
(2) October 1, 2001	October 1, 2001 – October 1, 2006	$5.71	30,000	—	$1.63
(2) August 14, 2002	October 1, 2004 – September 30, 2008	$8.20	1,000,000	—	$1.72
(2) August 14, 2002	October 1, 2005 – September 30, 2008	$8.20	1,000,000	—	$1.72
(2) October 1, 2002	October 1, 2006 – September 30, 2008	$8.20	1,000,000	—	$1.72
(2) October 1, 2002	October 1, 2002 – October 1, 2005	$5.10	1,590,000	932,878	$3.09
(2) October 1, 2002	October 1, 2002 – October 1, 2005	$6.62	50,000	—	$2.01
(2) October 1, 2002	October 1, 2002 – October 1, 2005	$5.30	10,000	—	$2.94
(2) October 1, 2002	October 1, 2002 – October 1, 2005	$5.24	40,000	—	$2.98
(2) October 1, 2002	October 1, 2002 – October 1, 2006	$6.03	100,000	80,000	$2.47
(2) October 1, 2002	October 1, 2002 – October 1, 2006	$5.71	30,000	—	$2.68
(2) October 1, 2002	October 1, 2002 – October 1, 2007	$7.25	40,000	—	$1.89
(2) November 1, 2002	November 1, 2005 – November 1, 2012	$8.20	5,927,000	—	$2.00
(2) November 1, 2002	September 30, 2002 – July 1, 2007	$7.30	50,000	—	$1.80
(2) November 1, 2002	September 30, 2002 – July 1, 2007	$7.30	100,000	—	$1.80
(2) November 1, 2002	September 30, 2003 – July 1, 2007	$7.30	100,000	—	$1.80
(2) November 1, 2002	September 30, 2004 – July 1, 2007	$7.30	100,000	—	$1.80
(2) November 1, 2002	September 30, 2003 – July 1, 2007	$7.40	1,145,000	—	$1.76
(2) November 1, 2002	September 30, 2004 – July 1, 2007	$7.40	1,145,000	—	$1.76

(1)      Long Term Incentive Plan

(2)      Other Options

(3)       Where necessary, the exercise price has been reduced by $1.22 to reflect the capital reduction arising from the PaperlinX demerger.

Details of the movement in options issued under this plan during the three years ended June 30, 2003 are shown in the table below:

	2003	Weighted average Exercise price	2002	Weighted average Exercise price	2001	Weighted average Exercise price

Outstanding at beginning of year	9,909,350	5.60	7,987,650	5.53	4,256,850	5.18
Granted	14,439,878	7.46	4,718,500	5.47	5,947,000	5.40
Exercised	(2,824,378)	5.31	(2,796,800)	5.20	(255,500)	4.76
Cancelled	—	—	—	—	(1,960,700)	6.14
Outstanding at end of year	21,524,850	6.89	9,909,350	5.60	7,987,650	5.53

Under Australian GAAP, no compensation expense is recognized in relation to the options issued under this plan.  If exercised, contributions are recognized as equity.

To recognize compensation expense in accordance with US GAAP, the consolidated entity has prospectively applied the recognition and disclosure requirements of SFAS 123 ‘Accounting for Stock Compensation’, as required by SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure’.  Accordingly, compensation expense for all options issued in the current financial year is calculated in accordance with the “fair value” requirements of SFAS 123.  The current period compensation expense associated with options issued in previous financial years is calculated in accordance with the “intrinsic value” requirements of APB Opinion No.25 and related interpretations.

In previous financial periods, the consolidated entity recognized compensation expense for all options issued in accordance with APB Opinion No.25.  Based on the requirements of SFAS 148, this comparative information has not been restated.

Due to the transitional provisions in SFAS 148, the effect of applying SFAS 123 on US GAAP income in the current period is not representative of the expected effect on net income in future years.  Had compensation expense been determined in accordance with the “fair value” provisions in SFAS 123, the consolidated entity’s net income and earnings per share would have been compared to the pro forma amounts indicated below:

		(in millions of A$ )
		2003	2002	2001
Compensation Expense	As reported	31.1	18.3	9.0
	Pro forma	32.5	20.0	11.3
Net Income	As reported	367.6	819.3	266.0
	Pro forma	366.2	817.6	263.7
Basic earnings per share (cents)	As reported	44.0	123.2	42.4
	Pro forma	43.8	122.9	42.0
Diluted earnings per share (cents)	As reported	43.5	111.4	41.6
	Pro forma	43.4	111.2	41.3

Other Employee Incentive Plans

In addition to the incentive schemes described above, the consolidated entity also operates a number of non-option based incentive schemes – a Share Appreciation Option (“SAO”) Plan, a Share Appreciation Entitlement Plan and a Phantom Option Plan.  There are no material differences between the accounting for these plans under Australian GAAP and under US GAAP.

Under the Share Appreciation Option Plan, executive directors are given the opportunity to receive Share Appreciation Options, subject to certain performance targets being met.

Each SAO represents one notional fully paid share of Amcor Limited, that is, no entitlement to shares exists, and is exercisable at any time after three years from the date of the grant and before five years from that date (“expiry date”).

Under this plan, SAO’s are only granted where the earnings per share improved yearly and achievement of Projected or Target Profit after Tax on Shareholders’ Funds performance targets are met.  These performance targets are set by the Amcor Limited Board two years in advance and are regularly reviewed to ensure that they are realistic in light of prevailing conditions and economic factors.

The appreciation entitlement is equal to the difference between the market value of a notional Amcor Limited share at the date of grant, as calculated under specific criteria, and the market value of a notional Amcor Limited share at the date the SAO is exercised.  In the event that, at the expiry of the SAO due to either termination of employment or the reaching of the expiry date, the exercise price of a notional Amcor Limited share was less than the market value of an Amcor Limited share, an entitlement to receive 50% of the after tax dividend that was paid on Amcor Limited shares during the exercise period exists on the remaining exercisable SAO’s held.

Details of the movements in SAO’s issued during the three years ended June 30, 2003 are shown in the table below:

	2003	Weighted average Exercise price	2002	Weighted average Exercise price	2001	Weighted average Exercise price (1)

Outstanding at beginning of year	73,600	5.63	73,600	5.63	165,600	5.63
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	(92,000)	5.63
Outstanding at end of year	73,600	5.63	73,600	5.63	73,600	5.63

(1)      The exercise price has been reduced by $1.22 to reflect the capital reduction arising from the PaperlinX demerger.

Share Appreciation Entitlements are issued to an employee who takes part of his bonus by way of entitlements.  The number of entitlements issued is determined by a price option formula.  During the period during which the employee holds his entitlements, their value will mirror the fluctuating value of Amcor Limited shares.  The employee is able to convert his entitlements to cash as they vest or when he leaves the consolidated entity.

Details of the movements in Share Appreciation Entitlements issued during the three years ended June 30, 2003 are shown in the table below:

	2003	Weighted average Exercise price	2002	Weighted average Exercise price	2001	Weighted average Exercise price

Outstanding at beginning of year	615,398	5.68	315,398	5.63	—	—
Granted	300,000	7.20	300,000	5.74	315,398	5.63
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Outstanding at end of year	915,398	6.18	615,398	5.68	315,398	5.63

Phantom options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by the option plans described above.  This plan, which was introduced for the financial year ending June 30, 2003, operates in a manner similar to option schemes, although no entitlements to actual options or shares exist.  Instead, a cash equivalent is received if the entitlement is exercised during the relevant vesting period.  The cash equivalent will represent the difference between the phantom option exercise price and the Amcor Limited market price at the date of exercise.

Details of the movements in phantom options issued during the three years ended June 30, 2003 are shown in the table below:

	2003	Weighted average Exercise price	2002	Weighted average Exercise price	2001	Weighted average Exercise price

Outstanding at beginning of year	—	—	—	—	—	—
Granted	1,235,000	7.94	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—
Outstanding at end of year	1,235,000	7.94	—	—	—	—

Other Share Issues

As detailed in Note 21, during the year the consolidated entity issued 384,147 (2002: 135,000) restricted shares for nil consideration.  Under Australian GAAP no compensation expense has been recognized.  Under US GAAP compensation expense has been recognized in accordance with SFAS 123.

Costs of Maintenance of Employee Share Schemes

The costs incurred in maintaining these employee share schemes are charged as a compensation expense for US GAAP reporting purposes.  Under Australian GAAP, these costs are offset against stockholders’ equity.

The impact of the above accounting policy differences on net profit, assets and shareholders’ equity is as follows:

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Employee Share Schemes
Compensation expense
Options	(16.4)	(7.7)	—	—	—	—	—
Discount on ESPP	(9.7)	(6.7)	(4.9)	—	—	—	—
Shares issued for nil consideration	(1.1)	(0.4)	—	—	—	—	—
Costs of maintenance	(3.9)	(3.5)	(4.1)	—	—	—	—

Interest free loans reclassified	—	—	—	(34.5)	(27.4)	(34.5)	(27.4)

Total Employee Share Scheme adjustments	(31.1)	(18.3)	(9.0)	(34.5)	(27.4)	(34.5)	(27.4)

(l)    Accounting for Self-Sustaining Foreign Operations

Under US GAAP, any balance of the foreign currency translation reserve is recognized as a revenue or expense in respect of the disposal of a self-sustaining foreign operation, in the same reporting period as the gain or loss for the operation is recognized.

The consolidated entity has accounted for self-sustaining foreign operations in hyper-inflationary economies in accordance with the accounting policies set out in Note 1(13), which is consistent with IFRS 21.  This accounting policy is different from that required by US GAAP, but complies with the rules as promulgated by the US Securities and Exchanges Commission (Item 17 of Form 20-F).  As such, no reconciling adjustment has been included for this difference.

(m)  Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows on F-9 discloses bank overdrafts as a component of cash.  This disclosure is consistent with the Australian GAAP cash flow statement.  In accordance with SFAS 95 net activity in bank overdrafts is to be disclosed as components of cash flow from financing activities.  The effect on the Consolidated Statements of Cash Flows on F-9 of adopting this disclosure would be that cash flow from financing activities would increase by A$78.3 million, increase by A$11.5 million, and increase by A$2.0 million in 2003, 2002 and 2001 respectively.

For US GAAP purposes no cash has been classified as restricted as at June 30, 2003.  As at June 30, 2002, $2,118 million was classified as restricted cash and excluded from cash from the Consolidated Balance Sheets and Consolidated Statements of Cash Flows. This amount was used as a partial payment for the acquisition of the PET container and closures businesses of Schmalbach, which was made on July 1, 2002.

(n)   Non-Recourse Receivables Securitization Program

As described in Note 32, the consolidated entity utilizes an uncommitted, multi-currency receivables securitization program in the United Kingdom, France, Germany, Spain and the USA.  The trade receivables of some of the consolidated entity’s businesses in these jurisdictions are sold, on a non-recourse basis, into an independent securitization conduit, which issues asset-backed commercial paper into organized markets.  The aggregate amount of discount on the sale of receivables under this program, which is included in the income statement, is $4.6m (2002 – nil).

Under Australian GAAP these receivables are treated as sold, and therefore taken off-balance sheet, as the risks and rewards associated with the receivables are deemed to have transferred to the entity purchasing the receivables, in whom the consolidated entity has no equity or other interest.  This assessment is made based on the substance of the transaction, as there is no specific Australian GAAP guidance on this issue.

For US GAAP purposes, the sale of these receivables is reversed, as the sale has not been made to a substantive third party.  As a result, the receivables are re-instated and the cash received for the sale of $190.5 million is treated as a secured borrowing.

(o)   Research and Development

Under Australian GAAP, research and development expenditure that is considered to have a demonstrable future economic benefit and commercial value is capitalized and amortized over the period of time during which the benefits are expected to arise.  Under US GAAP, all research and development costs are charged as expenses as incurred, in accordance with SFAS 2.

The impact of the above accounting policy difference on net profit, assets and shareholders’ equity is as follows:

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Capitalized research and development expenditure disallowed	(5.5)	—	—	(5.5)	—	(5.5)	—

(p)   Statement of Comprehensive Income

In June 1997, the United States Financial Accounting Standards Board issued SFAS 130 ‘Reporting Comprehensive Income’. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Comprehensive income for the periods ended June 30, 2003, June 30, 2002 and June 30, 2001 and accumulated other comprehensive income as at June 30, 2003, June 30, 2002 and June 30, 2001 are included in the US GAAP reconciliation set out on page F-84.

(q)   Derivative Instruments and Hedging Activities

The nature of the consolidated entity’s business activities necessarily involves the management of various financial and market risks, including those related to currency exchange rates, Interest rates and commodity prices.  The consolidated entity uses derivative financial instruments to mitigate or eliminate certain of those risks.

Under Australian GAAP, derivative financial instruments may have hedge accounting treatment applied if the hedging derivatives are effective in reducing the exposure being hedged and are designated as a hedge at the inception of the contract.  Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items.

Effective from July 1, 2000, the consolidated entity adopted the requirements of SFAS 133 ‘Accounting for Derivatives and Hedging Activities’ for US GAAP reconciliation purposes only.

SFAS 133, as amended, standardizes the accounting for derivative instruments and hedging activities and requires that derivative instruments be recognized as assets and liabilities in the balance sheet at their fair values.  If certain conditions are met, hedge accounting may be applied and the derivative instruments may be designated as: (a) a hedge of the exposure to changes in the fair value of a recognized asset, liability or an unrecognized firm commitment (fair value hedge); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction (cash flow hedge); or (c) a hedge of certain foreign currency exposures.

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current earnings along with changes in the fair value of the designated hedged item.  In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such time that earnings are affected by the cash flows of the underlying hedged item.  In either a fair value hedge or a cash flow hedge, net earnings are impacted to the extent the changes in the value of the derivative instruments do not perfectly offset the changes in the value of the hedged items (so called ineffectiveness).

Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria are accounted for at fair value with gains and losses recorded in current earnings.

The hedge designation requirements under SFAS 133 vary in certain respects from Australian GAAP and as a result, the consolidated entity has not met the relevant hedge accounting criteria under US GAAP.  Accordingly, under US GAAP, all the derivative instruments are accounted for at fair value with gains and losses recorded in current earnings. At July 1, 2000, the consolidated entity recognized a cumulative-effect transition adjustment of $1.5 million to decrease post-tax net income according to US GAAP for the effect of the change in accounting principle due to the non-designation of derivative instruments for the purposes of SFAS 133.

The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

The consolidated entity exercised an option to hedge the purchase of foreign currency on June 28, 2002.  This foreign currency was used to fund the acquisition of the Schmalbach business on July 1, 2002.  Upon exercising this option in the previous financial year, the consolidated entity realized a hedge gain.  For Australian GAAP purposes, this was designated as a specific hedge and the gain was therefore applied to record the consideration for the acquisition of Schmalbach and the resultant goodwill at the lower, hedged foreign exchange rate.  However, as noted above, for US GAAP reporting purposes the consolidated entity does not satisfy the relevant hedge accounting criteria.  Accordingly, this hedge gain was included in net income for the year ended June 30, 2002 for US GAAP purposes.  At June 30, 2003, a corresponding adjustment has been recorded against goodwill.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Net market value of derivatives
Recognition and movement in the net market value of derivatives	(13.0)	5.1	(3.2)	—	—	(13.2)	(0.2)
Transitional adjustment on initial adoption of SFAS 133	—	—	(2.1)	—	—	—	—
Net deferred hedge losses brought to account	(16.5)	—	—	(22.5)	—	(16.5)	—

Deferred gain on hedge
Recognition of hedge gain	—	51.9	—	51.9	—	51.9	51.9
Total Derivative Instruments and Hedging Activities adjustments	(29.5)	57.0	(5.3)	29.4	—	22.2	51.7

(r)    Grant Income

For Australian GAAP purposes, funds from grants have been recognized as income upon receipt.  Under US GAAP, these funds are deferred and matched against costs on a systematic basis.  The impact of this accounting policy difference on net profit, assets and shareholders’ equity is as follows:

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Grant income deferred and amortized	(5.3)	(2.2)	(10.3)	—	—	(17.8)	(12.5)

(s)   Business Combinations

Gain on Sale of Assets

US GAAP requires the AFE A/S transaction to be recorded under APB Opinion No. 16 ‘Business Combinations’ as a partial sale of Amcor Flexibles Europe and a partial acquisition of the Danisco Flexibles and Ackerlund & Rausing businesses.  For US GAAP purposes, the portion of Amcor Flexibles Europe retained by the consolidated entity remains recorded at its historical cost and the portions of Danisco Flexibles and Ackerlund & Rausing purchased by the consolidated entity are recorded at their respective fair values.  A gain is recognized on the portion of Amcor Flexibles Europe sold for US GAAP purposes (with a corresponding adjustment to goodwill).

Restructuring Provision

US GAAP requires the AFE A/S transaction to be recorded under APB No.16 as a partial sale of Amcor Flexibles Europe and a partial acquisition of the Danisco Flexibles and Ackerlund and Rausing businesses.  Accordingly, only 67% of the restructuring provision related to the acquired businesses is recorded for US GAAP purposes (with a corresponding adjustment to goodwill).  The remaining portion of the restructuring provision has been expensed as incurred under US GAAP.

A restructuring provision remains partially outstanding at June 30, 2003 for restructuring the operations of AFE A/S. This provision was recorded as a liability upon the acquisition of this business.  The restructuring activities involved various plant closures, plant rationalizations and reductions in employee numbers.  Any such plans to reorganize or exit a business are approved by the Board of Directors.  Once committed to, accruals are made for the estimated costs associated with the reorganization or exit activities.  The US GAAP criteria for accruing costs associated with business restructurings are fundamentally consistent with those of Australian GAAP but contain very specific qualifying criteria.  Where these criteria are not satisfied an adjustment to the restructuring provision is recorded.

Other Fair Value Adjustments

As noted above, for US GAAP purposes, the AFE A/S acquisition is recorded under APB No.16 as a partial sale of Amcor Flexibles Europe and a partial acquisition of the Danisco Flexibles and Ackerlund and Rausing businesses.  Accordingly, only 67% of the fair value adjustments relating to the acquired businesses have been recorded for US GAAP purposes (with a corresponding adjustment to goodwill).

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

Gains on sale of assets
Gains on asset sales	—	—	9.0	9.0	9.0	9.0	9.0

Restructuring provisions
Restructuring costs disallowed under US GAAP	(11.1)	(62.2)	—	(96.9)	(96.9)	(73.3)	(62.2)
Foreign exchange impact on restructuring provision	—	—	—	—	—	(0.9)	(1.3)

Other fair value adjustments
Reversal of fair value adjustments not recognized	—	(11.8)	—	(26.6)	(26.6)	(11.8)	(11.8)
Fair value adjustments to property, plant and equipment	—	—	—	0.9	2.0	—	—
Goodwill amortization disallowed	—	1.9	—	1.9	1.9	1.9	1.9
Impact of deferred taxes on fair value adjustments	—	—	—	40.4	33.5	—	—
Foreign exchange impact on fair value adjustments	—	—	—	—	—	—	0.1

Total Business Combination adjustments	(11.1)	(72.1)	9.0	(71.3)	(77.1)	(75.1)	(64.3)

(t)    Perpetual Non-cumulative Subordinated Convertible Reset Unsecured Notes (“PACRS”)

The PACRS are classified as equity for Australian GAAP purposes.  These instruments are classified as debt for US GAAP purposes.  In addition, for US GAAP, the PACRS are considered to have beneficial conversion features, as PACRS holders are able to convert the PACRS into Amcor Limited shares at a discount to the market value of Amcor Limited shares.  Therefore, the beneficial conversion features have been recorded by allocating a portion of the proceeds equal to their intrinsic value to additional paid-in capital (equity).  The debt discount resulting from this allocation of proceeds to the beneficial conversion features is recognized as interest expense over the minimum period from the date of issuance to the earliest conversion date.  PACRS distributions are treated as interest expense for US GAAP purposes.  Transaction costs associated with the PACRS have been offset against equity for Australian GAAP purposes.  These transaction costs are deferred and amortized over the period from the date of issuance to the first reset date for US GAAP purposes.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Net profit			Assets		Shareholders’ Equity
	2003	2002	2001	2003	2002	2003	2002

PACRS
Reclassification of balances	—	—	—	13.4	13.4	(596.6)	(596.6)
Amortization of capitalized transaction costs	(2.8)	(2.2)	—	(5.0)	(2.2)	(5.0)	(2.2)
Interest expense recorded as distribution under Australian GAAP	(52.3)	(36.4)	(2.9)	—	—	—	—
Beneficial conversion feature	—	—	—	—	—	32.5	32.5
Amortization of beneficial conversion feature	(7.0)	(5.0)	(0.5)	—	—	(12.5)	(5.5)
Total PACRS adjustments	(62.1)	(43.6)	(3.4)	8.4	11.2	(581.6)	(571.8)

(u)   Classification of Other Revenue

Under Australian GAAP, proceeds from the sale of non-current assets are recorded as other revenues from ordinary activities and the carrying value of assets sold is included in expenses.  Under US GAAP, the difference between the sales proceeds and the carrying value of the assets sold would be presented as a net gain or loss and included in the determination of operating income.

(v)   Recent Changes to US GAAP

Exit or Disposal Activities Costs

In July 2002, the FASB issued SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’.  SFAS 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value.  SFAS 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS 144.  These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees.  The consolidated entity implemented SFAS 146 on July 1, 2002.  This statement did not have a material impact on the consolidated entity’s results or financial position.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others’.  This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued.  This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken.  The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002.  The adoption of this Interpretation did not have a material impact on the consolidated entity’s results or financial position.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 ‘Consolidation of Variable Interest Entities’.  This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights.  This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003.  For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the consolidated entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.  The application of this Interpretation did not have a material impact on the consolidated entity’s results or financial position in the current financial year.  The consolidated entity is in the process of evaluating the impact of this Interpretation, as it applies to financial statements issued in future financial periods.  Additional disclosures may be required if it is reasonably possible that the consolidated entity will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’.  This Statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’.  This Statement requires contracts with comparable characteristics to be accounted for similarly.  In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133.  In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the Consolidated Statements of Cash Flows.  SFAS 149 amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003.  When it is applied, the consolidated entity does not expect the adoption of this Statement to have a material impact on its consolidated financial statements under US GAAP.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity’.  This Statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer.  Generally, this Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  When it is applied, the consolidated entity does not expect the adoption of this Statement to have a material impact on its consolidated financial statements under US GAAP.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor

In November 2002, the EITF reached a consensus on Issue 02-16 ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor’.  This Issue provides guidance on how a customer, including a reseller, should characterize consideration received from a vendor (Issue 1) and when the customer should recognize that consideration in the Consolidated Statements of Income (Issue 2).  The consensus on Issue 1 should be applied to fiscal periods beginning after December 15, 2002.  The consensus on Issue 2 is effective for arrangements entered into after November 21, 2002.  As the guidance is applicable to customers and end-users that receive cash consideration from a vendor, the adoption of the consensus on both Issues 1 and 2 are applicable to the consolidated entity.  However, the consolidated entity does not expect the adoption of this Issue to have a material impact on its consolidated results or financial position.

	For the Years Ended June 30
	(in millions of A$ )
	Note		2003	2002	2001
Consolidated Statements of Income

Net profit reported using Australian GAAP			361.3	851.7	282.4

Property, plant and equipment	35	(a)	8.3	5.0	0.7

Provisions	35	(c)	(8.1)	4.7	(4.7)

Pension plans	35	(e)	1.5	2.7	(6.7)

Start-up costs	35	(h)	(0.4)	(9.2)	(6.4)

Goodwill	35	(i)	136.8	20.1	15.2

Employee share schemes	35	(k)	(31.1)	(18.3)	(9.0)

Research and development	35	(o)	(5.5)	—	—

Derivatives and hedging activities	35	(q)	(29.5)	57.0	(5.3)

Grant income	35	(r)	(5.3)	(2.2)	(10.3)

Business combinations	35	(s)	(11.1)	(72.1)	9.0

PACRS	35	(t)	(62.1)	(43.6)	(3.4)

Tax effect of above adjustments, net			12.8	23.5	4.5
Net profit according to US GAAP			367.6	819.3	266.0

Other comprehensive income, net of taxes:

Exchange Fluctuations Reserve			(283.8)	(162.0)	55.2
Equity share of Associate EFR			—	0.7	0.2
Pension plan additional minimum liability, net of tax benefit of $13.5 million	35	(e)	(25.3)	(5.1)	(1.6)

Total other comprehensive income			(309.1)	(166.4)	53.8

Comprehensive income according to US GAAP	35	(p)	58.5	652.9	319.8

Accumulated other comprehensive income balances (net of taxes):
Exchange fluctuations reserve			(356.3)	(72.5)	89.5
Pension plan additional minimum liability, net of tax benefit of $13.5 million	35	(e)	(32.0)	(6.7)	(1.6)
Equity share of Associate EFR			—	—	(0.7)
Total accumulated other comprehensive income	35	(p)	(388.3)	(79.2)	87.2

	(in millions of A$ )
	2003	2002	2001
Earnings per share calculation

Net profit	367.6	819.3	266.0

After tax cost of interest on convertible securities	26.8	28.1	25.9

After tax cost of convertible reset security distribution	—	25.5	—

Amortization of convertible reset security beneficial conversion feature	—	5.0	—

Diluted net profit	394.4	877.9	291.9

Reconciliation of average number of shares

Basic average number of shares (m’s)	835.2	665.0	627.7

Impact of dilutive securities (m’s)	71.1	123.1	73.5

Dilutive average number of shares (m’s)	906.3	788.1	701.2

Basic earnings per share (cents)	44.0	123.2	42.4

Diluted earnings per share (cents)	43.5	111.4	41.6

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(in millions)
Potential common shares (1)	79.1	—	—
Options over common shares (2)	—	2.0	1.3
Partly paid common shares (3)	—	—	2.7

(1)           The 7.25% Undated Subordinated Convertible Unsecured Notes, the 6.5% Undated Subordinated Convertible Unsecured Notes and the Perpetual Amcor Convertible Reset Securities (PACRS) are considered to be potential common stock and have been included in the computation of diluted earnings per share to the extent they are dilutive.

(2)           Options over common shares have been included in the computation of diluted earnings per share when the average market price of common shares exceeds their exercise price.

(3)           Partly paid common shares, not entitled to receipt of dividends, are treated as call options in the computation of diluted earnings per share under the treasury stock methodology, when the average market price of common shares exceed their exercise price.

	At June 30
	(in millions of A$ )
	Note		2003	2002

Shareholders’ Equity at Year End

Shareholders’ Equity reported using Australian GAAP			4,439.8	4,394.7

Property, plant and equipment	35	(a)	(188.9)	(197.1)

Provisions	35	(c)	14.2	—

Pension plans	35	(e)	22.2	46.0

Start-up costs	35	(h)	(21.4)	(21.0)

Goodwill	35	(i)	387.8	251.0

Provision for dividend	35	(j)	—	115.2

Employee share schemes	35	(k)	(34.5)	(27.4)

Research and development	35	(o)	(5.5)	—

Derivative instruments and hedging activities	35	(q)	22.2	51.7

Grant income	35	(r)	(17.8)	(12.5)

Business combinations	35	(s)	(75.1)	(64.3)

PACRS	35	(t)	(581.6)	(571.8)

Income tax effect of above adjustments			22.9	17.3

Shareholders’ Equity according to US GAAP			3,984.3	3,981.8

	At June 30
	(in millions of A$ )
	Note		2003	2002

Consolidated Balance Sheets

Total Assets reported using Australian GAAP			9,562.3	8,842.0

Property, plant and equipment	35	(a)	(18.2)	105.4

Pension plans	35	(e)	74.1	83.9

Reclassification of deferred tax balances	35	(g)	(225.2)	(231.2)

Start-up costs	35	(h)	(21.4)	(21.0)

Goodwill	35	(i)	387.8	251.0

Employee share schemes	35	(k)	(34.5)	(27.4)

Non-recourse receivables securitization program	35	(n)	190.5	—

Research and development	35	(o)	(5.5)	—

Derivative instruments and hedging activities	35	(q)	29.4	—

Business combinations	35	(s)	(71.3)	(77.1)

PACRS	35	(t)	8.4	11.2

Deferred tax effect of above adjustments			25.7	15.1

Total Assets according to US GAAP			9,902.1	8,951.9

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 33-86384) of Amcor Limited of our report dated 21 August 2003 with respect to the consolidated financial statements of Amcor Limited and its subsidiary companies for each of the three years in the period ended June 30, 2003 and as at June 30, 2003 and 2002, which report appears in the June 30, 2003 annual report on Form 20-F of Amcor Limited.

/s/ KPMG

KPMG
Chartered Accountants

Melbourne, Australia

19 December 2003