Form 20-F
period 2004-06-30
AMCOR LTD
filed 2004-12-23
CIK 869428

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2004

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

Ordinary Shares  –  877,949,796

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

Item 17  ☐             Item 18 ☒

TABLE OF CONTENTS

Forward-Looking Statements

PART I	ITEM 1	Identity of Directors, Senior Management and Advisers

	ITEM 2	Offer Statistics and Expected Timetable

	ITEM 3	Key Information
		A.	Selected Financial Data
		B.	Capitalization and Indebtedness
		C.	Reasons for the Offer and Use of Proceeds
		D.	Risk Factors

	ITEM 4	Information on the Company
		A.	History and Development
		B.	Business Overview
		C.	Organizational Structure
		D.	Property, Plant and Equipment

	ITEM 5	Operating and Financial Review and Prospects
		A.	Operating Results
		B.	Liquidity and Capital Resources
		C.	Research and Technology
		D.	Trend Information
		E.	Off-Balance Sheet Arrangements
		F.	Tabular Disclosure of Contractual Obligations

	ITEM 6	Directors, Senior Management and Employees
		A.	Directors and Senior Management
		B.	Compensation
		C.	Board Practices
		D.	Employees
		E.	Share Ownership

	ITEM 7	Major Shareholders and Related Party Transactions
		A.	Major Shareholders
		B.	Related Party Transactions
		C.	Interests of Experts and Counsel

	ITEM 8	Financial Information
		A.	Financial Statements
		B.	Significant Changes

	ITEM 9	The Offer and Listing

	ITEM 10	Additional Information
		A.	Share Capital
		B.	Constitution
		C.	Material Contracts
		D.	Exchange Controls
		E.	Taxation
		F.	Dividends and Paying Agents
		G.	Statements by Experts
		H.	Documents on Display
		I.	Subsidiary Information

	ITEM 11	Quantitative and Qualitative Disclosures about Market Risk

	ITEM 12	Description of Securities other than Equity Securities

PART II	ITEM 13	Defaults, Dividend Arrearages and Delinquencies

	ITEM 14	Material Modifications to the Right of Security Holders and Use of Proceeds

PART III	ITEM 15	Controls and Procedures

	ITEM 16A	Audit Committee Financial Expert
	ITEM 16B	Code of Ethics
	ITEM 16C	Principal Accountant Fees and Services
	ITEM 16D	Exemption from Listing Standards for Audit Committees

PART IV	ITEM 17	Financial Statements
	ITEM 18	Financial Statements

	ITEM 19	Exhibits

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

ITEM 3    KEY INFORMATION

A.            Selected Financial Data

Definitions

“Company” or “Amcor Limited” means Amcor Limited ABN 62 000 017 372, the listed holding company of the Amcor Group. “Amcor” or “we” or “our” means Amcor Limited and all its controlled entities.

Our fiscal year ends on June 30.  The fiscal year ended June 30, 2004 is referred to herein as “2003-04” and other fiscal years are referred to in a corresponding manner.  All other references are to calendar years.

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

 “Consolidated Financial Statements” means the audited consolidated balance sheets of Amcor as of June 30, 2004 and 2003 and the audited consolidated income statements and statements of cash flows for each of the one-year periods ended June 30 for the years 2004, 2003, and 2002 together with accompanying notes, included and incorporated by reference herein.

“PBITDA” refers to profit before interest, income tax, depreciation and amortization excluding significant items.

“PBITA” refers to profit before interest, income tax and amortization excluding significant items.

“PBIT” refers to profit before interest and income tax excluding significant items.

 “Segment Result” refers to profit before interest, income tax and amortization excluding significant items (PBITA).

“ACCC” refers to the Australian Competition and Consumer Commission.

“NZCC” refers to the New Zealand Commerce Commission.

The selected financial data appearing below as at June 30, 2004 and 2003, and for years ended June 30, 2004, 2003 and 2002, are set forth in Australian dollars (except as otherwise indicated), are derived from our audited Consolidated Financial Statements which are included in this Annual Report.  Certain A$ amounts have been translated into US$ amounts at the exchange rate specified.  These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.   The selected financial data at June 30, 2002, 2001 and 2000 and for years ended June 30, 2001 and 2000 have been derived from our audited Consolidated Financial Statements not included in this Annual Report. Amcor’s audited Consolidated Financial Statements are prepared in accordance with A-GAAP, which differ in certain respects from US-GAAP.  See Note 33  to the Consolidated Financial Statements for a discussion of the significant differences between A-GAAP and US-GAAP as they apply to Amcor for the periods presented therein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including Notes thereto.

Selected Financial Data prepared in accordance with A-GAAP

	Year Ended June 30,
	2004 (1)		2004		2003		2002		2001		2000
	(In millions, except ratios and per share amounts)

Income Statement Data:

Sales revenue	US$	7,173.8	A$	10,405.9	A$	10,709.9	A$	7,472.4	A$	5,667.2	A$	5,737.2

Profit from ordinary activities before income tax	325.1		471.5		488.6		981.2		404.0		380.1

Income tax	(76.7)		(111.3)		(110.5)		(120.2)		(118.2)		(83.3)
Minority interests	(10.0)		(14.5)		(16.8)		(9.3)		(3.4)		(5.9)
Net profit	US$	238.4	$A	345.7	A$	361.3	A$	851.7	A$	282.4	A$	290.9

Dividends paid and payable	US$	193.2	A$	280.3	A$	252.7	A$	206.2	A$	179.1	A$	237.9
Dividends per Ordinary Share (A$)	—		A$	0.32	A$	0.30	A$	0.28	A$	0.28	A$	0.38

Dividends per Ordinary Share (US$) (2)	—		US$	0.22	US$	0.18	US$	0.15	US$	0.14	US$	0.23

Earnings per Share
Basic	US$	0.23	A$	0.34	A$	0.37	A$	1.22	A$	0.45	A$	0.46
Diluted	US$	0.23	A$	0.34	A$	0.37	A$	1.10	A$	0.44	A$	0.45

	Year Ended June 30,
	2004 (1)		2004		2003		2002		2001		2000
	(In millions, except ratios, other data and per share amounts)
Balance Sheet Data (at period end):
Current assets	US$	2,104	A$	3,052	A$	2,951	A$	4,591	A$	2,683	A$	1,749
Total assets	7,091		10,286		9,562		8,842		7,026		4,956
Total long-term interest bearing liabilities (including finance leases)	1,224		1,776		1,004		1,145		1,559		990
Other capital resources (3)	229		332		446		543		426		426
Shareholders’ equity/net assets	3,183		4,617		4,440		4,395		2,361		1,773

Refer to page 7 for notes relating to above table

Selected Financial Data prepared in accordance with US GAAP

	2004 (1)		2004		2003		2002		2001		2000
	(In millions, except ratios, other data and per share amounts)
Income Statement Data:

Sales revenue	US$	7,173.8	A$	10,405.9	A$	10,709.9	A$	7,472.4	A$	5,667.2	A$	5,737.2
Net profit from continuing operations	263.8		382.7		367.6		819.3		266.0		214.1
Net Profit	263.8		382.7		367.6		819.3		266.0		303.4

Earnings per Share (4)
Continuing Operations
Basic	US$	0.30	A$	0.44	A$	0.44	A$	1.23	A$	0.42	A$	0.34
Diluted	US$	0.29	A$	0.43	A$	0.44	A$	1.11	A$	0.42	A$	0.34
Net Profit
Basic	US$	0.30	A$	0.44	A$	0.44	A$	1.23	A$	0.42	A$	0.48
Diluted	US$	0.29	A$	0.43	A$	0.44	A$	1.11	A$	0.42	A$	0.46

Balance Sheet Data (at period end):

Current assets	US$	2,241	A$	3,250	A$	3,141	A$	4,591	A$	2,683	A$	1,749
Total assets	7,396		10,728		9,902		8,952		6,990		4,933
Total long-term debt (including finance leases)	1,751		2,540		1,768		2,057		1,938		990
Other capital resources (3)	229		332		446		543		426		426
Shareholders’ equity/net assets	2,939		4,263		3,984		3,982		2,099		1,912
Number of shares (millions)	—		878.0		848.2		822.6		633.2		624.1

(1)                                 Income statement data and balance sheet data have been translated at the noon buying rate on June 30, 2004 of A$1.00 = US$0.6894.

(2)                                 Dividends have been translated into U.S. dollars at the noon buying rate on the date of payment, except for the 2003-04 final dividend of A$0.16 per Ordinary Share, payable on September 29, 2004, which has been translated at the June 30, 2004 noon buying rate of A$1.00 = US$0.6894.

(3)                                 Includes subordinated convertible unsecured notes which have no maturity dates.  These notes are subordinated to all other obligations of Amcor save for issued capital.

(4)                                 Includes undated subordinated convertible securities, partly-paid ordinary shares and Perpetual Amcor Convertible Rest Securities (PACRS).

Exchange Rates

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

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the our American Depositary Shares (“ADSs”) in the United States.  Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs (see Item 3D – Risk Factors).

In this Annual Report, unless otherwise specified or the context otherwise requires, Australian dollar amounts are denoted by “A$”, Euro dollar amounts are denoted by € and United States dollar amounts are denoted by “US$”. For convenience, certain A$ amounts have been translated into US$ amounts at the exchange rate specified. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

On December 20 2004, the noon buying rate was US$0.7636 = A$1.00.

For each of the periods indicated, the relevant noon buying rate for cable transfers of US$ payable in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were:

Fiscal Year:	2003-04	2002-03	2001-02	2000-01	1999-00

Average (1)	.7164	.5891	.5242	.5372	.6238

Period-end	.6947	.6714	.5644	.5100	.5971

High	.8008	.6738	.5756	.5996	.6703

Low	.6339	.5278	.4842	.4828	.5685

(1)                                  The average of the closing buying rates on the last day of each month during the year.

The high and low exchange rates for the six months preceding the date of this report were:

Month:	Nov 2004	Oct 2004	Sept 2004	Aug 2004	July 2004	June 2004

High	.7945	.7510	.7285	.7261	.7345	.7171

Low	.7431	.7184	.6850	.6957	.6930	.6785

B.                                    Capitalization and Indebtedness

Not applicable

C.                                    Reasons for the Offer and the Use of Proceeds

Not applicable

D.            Risk Factors

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

Competition Law Investigations and Management Changes

The ACCC and the NZCC have commenced investigations of conduct by the Company that may breach Australian and New Zealand competition laws.  These investigations and the Company’s internal investigations of the same matters are at an early stage and may continue for a considerable period of time.  While it is not possible at this early stage to predict the outcome of these investigations, the conduct being investigated could result in the imposition of substantial civil pecuniary penalties under the trade practices laws in Australia and New Zealand, claims by third parties, and loss of customers.  Also, these matters have resulted in the resignation of the Managing Director of the Company and the Managing Director, Amcor Australasia.  These resignations and the process of replacing these executives, together with the ongoing investigations may result in distractions or disruptions to the ongoing operations of the Company.   No assurance can be given that these investigations, the related resignations of senior executives, and any resulting claims by third parties will not have a material adverse effect on our financial condition and results of operations.

Exchange Rates

We are exposed to movement in exchange rates of foreign currencies – mainly the US$ and the Euro. The negative impact of a stronger Australian dollar, however, has only a notional effect as there is little repatriation of net profit from Amcor’s overseas businesses to Australia. We estimate that for each one cent change in the US$ or the Euro exchange rate against the A$ over a full year, the translation impact on A$ net profit would be approximately A$1.8 million or A$2.0 million respectively.

Impact of Proposed Tax Law Changes

Amcor operates in 40 jurisdictions and pays tax on its income according to the specific tax laws in each of these jurisdictions.  As with any business, there are various factors, some of which are beyond our control, that impact the overall effective tax rate for the Amcor Group.  One such factor is changes in, or interpretations of, tax laws that apply in any given jurisdiction.

Of particular relevance at the current time are proposed changes in U.S. Federal tax laws.  The Amcor Group currently derives a significant portion of global income from operations in the U.S.  As a result, the proposed U.S. Federal legislative and regulatory changes could, if enacted, increase the Group’s effective tax rate.

Specifically, such proposals recommend measures that include (a) amending the existing earnings stripping rules to further restrict the ability to use interest payments to related foreign parties as a means of reducing U.S. taxable income; (b) a more stringent enforcement of the arm’s length standards applying to related-party cross-border transactions, including pre-approval of certain transactions; (c) amending the rules governing cross-border reorganisations; and (d) denying treaty benefits for certain tax deductible payments to a foreign entity.

The enacting of any or all of these proposals could adversely impact Amcor’s U.S. Federal income tax liability and, consequently, the earnings of the Group. At this stage it is not possible to predict either the extent to which the proposed changes might be enacted or the extent of any resulting impact on Amcor.

In any event, Amcor operates a tax risk model that seeks to identify, monitor and manage tax risks as and when they occur throughout the Group.

At the current time Amcor considers the above proposed changes to be the most likely to have an impact on the Amcor Group’s future effective tax rate if enacted.

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

Legal Proceedings

In June 2000, the Construction, Forestry, Mining and Energy Union (CFMEU) filed a proceeding in the Federal Court of Australia against Amcor. The proceeding related to a claim for redundancy-related payments arising out of the change of employment of CFMEU members stemming from the demerger by Amcor in April 2000 of the PaperlinX Group.

In May 2002, a single judge of the Federal Court found that Amcor employees whose employment was transferred to PaperlinX Ltd had technically been made redundant and that Amcor had an obligation to make redundancy severance payments to the transferred employees. Amcor’s appeal of this decision to the Full Bench of the Federal Court was dismissed in March 2003. Amcor subsequently filed an application for special leave to appeal to the High Court, which was granted in December 2003. The appeal was heard by the High Court in August 2004 and the decision on the appeal is pending. After considering legal advice, we are of the opinion that no provision is required.

However, in the event we are ultimately unsuccessful in the appeal, we could be required to make redundancy payments to former employees. Such payments, if eventually required, may have a material effect on Amcor’s results of operations in the year such a judgement is made. It is not possible to reliably estimate the amounts which may be involved. See Item 8, “Financial Information – Legal Proceedings”, for further information relating to the CFMEU proceeding.

ITEM 4   INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking statements. Amcor’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this annual report.

A.            History and Development

General

Amcor Limited was incorporated in 1926 in the State of New South Wales, Australia under the Australian Corporations Act (2001) and is a public company with limited liability. We are headquartered in Australia at 679 Victoria Street Abbotsford, Victoria, 3067 and our telephone number is (61) (3) 9226 9000. Amcor has operations in Australia, New Zealand, Asia, Europe and the Americas.  At October 2004, our market capitalization was approximately A$7.1 billion, making us one of the larger public companies in Australia, by market capitalization.

Amcor’s history dates back to the 1860s and Australia’s first paper making activities.  Until 1980, Amcor was almost exclusively a forestry, pulp and paper company in Australia.  Since that time, however, Amcor has implemented a major program of expansion that resulted in a shift away from sole reliance on pulp and paper products in Australia and the development of a diversified and integrated international packaging and paper company. Amcor has grown through a combination of acquisitions, “greenfield” developments where suitable acquisitions could not be obtained and expansion of capacity of existing businesses.

After a two year rationalization and restructuring program in 1997-98 and 1998-99, when a number of non-core or under-performing businesses were disposed of, Amcor demerged its paper manufacturing and fine paper distribution businesses in April 2000 following shareholder and court approval. In May 2001, we announced our intention to sell our 50% investment in Kimberly-Clark Australia Pty Ltd (KCA). The demerger and sale of KCA were strategic initiatives intended to enable us to realize our goal of becoming a leading global packaging company by enhancing our ability to pursue opportunities to further develop our businesses in new products, services and markets. The acquisition of Schmalbach-Lubeca’s PET and closures businesses in July 2002 and Rexam’s healthcare flexibles packaging operations in August 2003 were our latest steps in implementing this strategy.

Amcor’s Strategy

Amcor’s aim is to be a global leader in the packaging industry, targeting specific segments predominantly in the food and beverage industries.

In Australia and New Zealand, Amcor has a broad product offering and is the number one or number two supplier in most segments in which it participates.  Over the past three years, Amcor’s Australian and New Zealand businesses have delivered a stable earnings stream.

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

•                  distribution of packaging products and related goods; and

•                  plastic and metal closures.

Amcor believes that all these segments are attractive because they exhibit one or more of the following key characteristics:

•                  prospects of higher than industry average growth;

•                  the ability to create value-added products and services, which provides the opportunity for Amcor to differentiate itself from its competitors; and

•                  the ability to obtain a leading presence, either regionally or globally.

Amcor has implemented this strategy through a number of transactions that have reshaped it over recent years. The most significant of these include:

•                  the creation in June 2001 of the leading European flexible packaging business through a three way joint venture between Amcor Flexibles Europe, Danisco Flexible and Ahlstrom and the subsequent purchase of the minority stake in July 2003; and

•                  the acquisition in July 2002 of the PET Container and closures operations of Schmalbach-Lubeca.

The Schmalbach-Lubeca businesses represented an attractive opportunity that was consistent with Amcor’s strategy. In acquiring these businesses, Amcor has become the leading manufacturer of PET containers globally. Additionally, the acquisition has allowed us to expand our activities in segments that exhibit higher than average industry growth and given us the ability to offer a greater number of value-added products.

Capital Expenditure and Divestures

Since July 1, 2001 we have made the following principal capital expenditure and divestures:

Purchase of PET Assets in Mexico

In November 2003, Amcor entered into an agreement to purchase the PET injection and blow moulding assets of Embotelladoras Arca S.A. de C.V. (Arca) with an initial supply agreement of eight years to supply bottles to Arca. Amcor purchased the PET on site injection and blow moulding assets of Arca for around A$60 million which will be paid in yearly instalments throughout the life of the contract.

Acquisition of Rexam’s Healthcare Flexibles Packaging Operations

In October 2003, Amcor purchased Rexam plc’s (Rexam) healthcare flexibles business for A$327.1 million. The business, which has annual sales of approximately A$390 million, has ten plants in six countries – four in the United States and one each in England, Ireland, France, Singapore, Brazil and Puerto Rico.

The acquisition is consistent with Amcor’s strategy of targeting higher value added and higher growth market segments. The four plants in the United States will increase Amcor’s presence in that country and are expected to provide a solid base in a high value business from which to build.

Purchase of Amcor Flexibles Europe Minorities

In August 2003, Amcor purchased the 28.1% minority stake in Amcor Flexibles Europe A/S from Danisco and Ahlstrom for €99.5 million (A$165.1 million), effective from July 1, 2003.

Purchase of Alcoa’s Latin American PET Packaging Business

In June 2003 Amcor purchased Alcoa’s Latin American PET packaging business for A$110.0 million.

Alcoa’s Latin American PET business consisted of nine production facilities located across Brazil, Argentina, Columbia, Peru, Uruguay and Chile. Sales were approximately A$200 million in 2002.

A$125 Million Wine Bottle Plant Expansion

Amcor announced in March 2003 that it is building a second furnace on its existing wine bottle facility in Gawler, South Australia. The new furnace, which will cost A$125 million and have a capacity of 200 million wine bottles per year, is expected to commence output by January 2005.

The building of the second furnace is expected to increase production at the Gawler site to 400 million bottles per year. The strong customer demand for Amcor’s wine bottles has enabled new long term supply contracts to be both extended and upgraded and has underpinned demand for the new furnace.

Sale of Joint Venture Stake in White Cap North American Closure Operations

31 December 2002, Amcor entered into a definitive agreement to sell its 65% stake in Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner. The joint venture, which consisted of seven plants, six in the United States and one in Mexico, was sold for A$66 million – equivalent to book value. The joint venture also had debt of approximately A$100 million which was consolidated on Amcor’s balance sheet.

Acquisition of PET Container and Closure Operations of Schmalbach-Lubeca

On July 1, 2002 Amcor successfully completed the acquisition of the PET container and closure assets of Schmalbach-Lubeca for A$2.827 billion.

Schmalbach-Lubeca was the world’s largest manufacturer of PET containers with calendar 2001 sales of A$2.5 billion. It was also a manufacturer of food and beverage closures with calendar 2001 sales of A$825 million.

Acquisition of Spanish Flexible Packaging Business

In May 2002 Amcor acquired Tobepal SA, a flexible packaging and extrusion business, situated in Spain, for A$84.5 million.   Tobepal SA operates three plants in Spain and is a strategic fit with Amcor Flexibles existing operations in that area.

UK Flexible Packaging Acquisition

In May 2002, Amcor completed the acquisition of two flexible packaging plants from Rexam PLC for A$30 million. Both plants are located in the United Kingdom and in 2001 had aggregate sales of A$115 million.  The acquisition of these two plants continued the consolidation of Amcor’s flexible packaging business in Europe and followed the three way merger of Amcor Flexibles Europe, Danisco Flexible and Akerlund & Rausing in 2001.

Other Recent Developments

Board Changes

On December 2, 2004 the Chairman announced that Mr J G (John) Thorn accepted an invitation to join the Amcor Board, effective December 8, 2004.  Mr Thorn accepted an appointment to the Audit and Compliance Committee effective December 21, 2004.

On December 7, 2004, the Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr R H (Russell) Jones,.  Mr Roberts has been appointed Executive Chairman and Mr Louis Lachal ( Executive General Manager Operations) has been appointed Acting Chief Operating Officer during the interim period prior to appointing a replacement Managing Director.

China Tobacco Packaging Expansion

Amcor announced on 13 December, 2004 an agreement to subscribe for 80 million new shares, representing a 16.7% equity interest, at HK$2.50 per share in Vision Grande Group Holdings Limited (Vision Grande) for a cost of HK$200 million (approximately A$34 million).

Amcor has also agreed to acquire an option to subscribe for an additional 96 million shares, also at HK$2.50 per share, to increase its equity interest to approximately 30.6% for an additional cost of HK$240 million (approximately A$41 million).  This option expires on December 31, 2005.  The transaction is subject to approval from Vision Grande shareholders and the regulatory authorities.

Vision Grande, which was listed on the Hong Kong Stock Exchange in March 2004, is a leading supplier of tobacco packaging in China with operations in Shenzhen, Nanjing and Kunming.

Anti-Trust Investigations and Related Management Changes

The ACCC and the NZCC have commenced investigations of conduct by the Company that may breach Australian and New Zealand competition laws.  These investigations and the Company’s internal investigations of the same matters are at an early stage.  See Item 8, “Financial Information – Legal Proceedings”, for further information relating to the investigations.

B.            Business Overview

General Overview of Our Business

Amcor operates its business through six main divisions:

Amcor PET Packaging manufactures PET containers and preforms for consumer goods companies worldwide.

Amcor Australasia manufactures a broad range of packaging items throughout Australia and New Zealand.

Amcor Flexibles is a manufacturer of flexible packaging, servicing a range of food, beverage, healthcare and industrial segments.

Amcor Sunclipse is a manufacturer and distributor of industrial packaging supplies and related products and services.

Amcor Rentsch & Closures

•                  Amcor Rentsch is a producer of specialty folding cartons for the tobacco, cosmetics and confectionery industries.

•                  Amcor Closures manufactures plastic and metal closures.

Amcor Asia is a supplier of corrugated boxes, tobacco carton packaging, closures, flexible packaging and fibre sacks.

At August 31, 2004, Amcor had approximately 29,000 employees at 242 manufacturing plants and 37 distribution facilities in 40 countries and 135,000 shareholders, including more than 16,000 employee shareholders.

The manufacturing plants by business are as follows:

Amcor PET Packaging	83 plants in 21 countries	*
Amcor Australasia	66 plants in 2 countries
Amcor Flexibles	47 plants in 18 countries
Amcor Sunclipse	12 plants and 37 distribution facilities in 2 countries
Amcor Rentsch & Closures	19 plants in 15 countries
Amcor Asia	15 plants in 5 countries

* Includes all on-site blowing and injection facilities.

The table below shows a breakdown of our sales revenue by geographic and industry category for the last three financial years. See also Item 5 - Operating and Financial Review and Prospects for a discussion of revenue performance during the last three years and Note 27 Segment Reporting on page F-69 for a break-up of sales for each material country for the years ended June 30, 2004 and June 30, 2003.

	Year Ended June 30,
	(in A$millions)
	2004	2003	2002
Geographic Segments

Australia & New Zealand	2,524.3	2,440.1	2,361.9
Europe	3,852.3	4,005.3	2,412.9
North America	3,120.2	3,519.4	2,258.2
Latin America	632.0	462.6	129.0
Asia	277.1	282.5	310.4
	10,405.9	10,709.9	7,472.4

Industry Segments

Amcor PET Packaging	3,205.2	3,236.2	802.5
Amcor Australasia	2,537.9	2,455.7	2,367.7
Amcor Flexibles Europe	2,241.0	2,170.3	1,976.6
Amcor Sunclipse	1,158.1	1,299.0	1,413.2
Amcor Rentsch & Closures	1,012.2	1,310.6	611.3
Amcor Asia	249.5	263.4	310.4
Inter-segment eliminations & other	2.0	(25.3)	(9.3)
	10,405.9	10,709.9	7,472.4

Amcor PET Packaging

Products

In July 2002 Amcor acquired the PET Containers business of Schmalbach-Lubeca. The Amcor PET Packaging business was formed following the integration of this PET business with the former Amcor Twinpak’s PET operations.

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

Headquartered in the US and employing approximately 6,200 people, the business has 83 plants (which includes all on-site blowing and injection facilities) across 21 countries including 20 operations co-located with customers.

PET containers are supplied primarily unlabeled, although labelling options are available for some products.

Amcor’s customers are among the leading consumer products companies around the world.

Significant new products utilize evolving technologies, including barrier for increased shelf life and heat set for increased filling and processing temperatures.  Markets impacted by these new products/technologies include beer and processed foods.

Seasonality

Amcor PET Packaging experiences some seasonality in its supply of carbonated soft drink, bottled water and isotonic product lines.  The ramp up for seasonal products begins in March and lasts until late August in the northern hemisphere.  It is the reverse in the southern hemisphere.  In addition there is a slight increase in demand in preparation for the major December holidays.  Offsetting these are demand patterns for other products, including foods and juices, with demand sometimes heaviest in harvest seasons.

Raw Materials

PET resin is the principal raw material used within Amcor PET Packaging and PET resin is considered a commodity by the plastics industry.  For North America, PET resin is available from 6 major domestic suppliers and can be imported from Asian suppliers.  Amcor has established relationships with all major suppliers.

For Europe and South America, a combination of regionally produced and imported resins is employed.   The supply of PET resin has become more predictable and the pricing less volatile as the resin industry has consolidated and as Asian resin has become scarce and expensive.

Competitive Position

Amcor PET Packaging is one of the few major PET converters that supply a full range of products to nearly all segments of the market.

In North America, the five major PET suppliers hold just under 60% of the market.  Self-manufacturers make up another 20%.  The remaining 20% is comprised of small regional or niche converters, many with strong positions in their chosen markets.    The major converters as well as the self-manufacturers tend to supply the beverage market – soft drinks, waters, juices and isotonics.  The smaller competitors are producers of food, dairy, personal care, pharmaceutical and household products containers.

In Latin America, the competition is more fragmented.  The major converters hold over 50% of the market.  There are smaller competitors that are very strong in specific countries, but are not pan-regional.  There is also a significant percentage of self-manufacturing however, the trend seems to be moving away from consumer product companies making their own packaging.  Consolidation in Latin America continues as small competitors are acquired.

In Europe, the major converters make up less than 50% of the market.  Self-manufacturing is stronger in Europe than in any of the other regions and in addition there are a greater number of small, in-country suppliers.  Competition from East Europe into West Europe is also increasing.

Patents and Licences

Amcor PET Packaging holds approximately 120 patents in the U.S.  Many of these innovations are also patented in our major markets outside the US, especially in Europe and Brazil.  The bulk of these patents are held for the competitive advantage of our business, and our income from licensing is marginal.

Amcor PET Packaging has a significant relationship with Yoshino Kogyosho, a Japanese packaging company from which we license heat set technology.  Over the years, this relationship has grown to a strategic partnership, with technical information and innovations shared between our two companies exceeding the scope of the original contract.  This relationship has been mutually beneficial.

Amcor Australasia

Products

Amcor Australasia manufactures a range of corrugated boxes, cartons, packaging papers, aluminium beverage cans, aluminium and steel aerosol cans, steel cans for food,  flexible and film packaging, pouches, PET plastic jars and bottles, rigid plastic containers, glass wine bottles, plastic and metal closures and multiwall paper sacks.

Based in Melbourne, the group operates from 66 facilities and employs over 6,700 people throughout Australia and New Zealand.  Major manufacturing sites include 13 corrugated box plants, 12 metal packaging plants, 13 flexible and plastic packaging plants, 13 carton and sack plants, four paper mills and a glass plant.

Amcor Australasia had a turnover of over A$2.5 billion in 2003-04, of which 95% relates to sales within Australia and New Zealand.  Approximately 8% of the paper manufacturing group’s sales relates to exports into South East Asian countries and to Amcor subsidiaries in the US.  The metals, cartons and plastics businesses have some export sales within the Pacific region and some small volumes to South East Asia and the US. For these businesses, however, export sales represent no more than 4 to 8% of the total sales of each business.  The fibre and glass businesses have no significant export sales.

Amcor Australasia participates in most packaging segments and therefore supplies packaging to most manufacturing sectors in Australia and New Zealand. Its main market however is the food and beverage industry, with approximately 70% of total sales made to this market.

Seasonality

The Australasian packaging market is not subject to large seasonal swings in demand, given the high dependence on the food and beverage industry.  Consumer demand does increase over the main holiday periods of Christmas and Easter and this is reflected in increased demand from Amcor Australasia’s customers in the lead up to these holiday periods.  In particular, this affects Amcor Australasia’s Beverage Can business and the confectionery segments of the Cartons and Flexibles businesses. These seasonal variations are well understood and planned for by the food and beverage industry and as a result, Amcor Australasia’s monthly turnover during peak periods is no more than 10% higher than average.

Fresh fruit and produce is a major part of the Australasian food industry and the Corrugated Fibre Box and Food Can businesses have significant sales into that market. Clearly, individual crops within this segment have seasonal peaks but the product range of the industry and Amcor Australasia’s broad customer base means that individual seasons do not have a significant overall impact.

Raw Materials

Raw Materials of the business fall into three broad areas. The main raw material of the Paper, Corrugated Box and Carton business is wood fibre, either virgin or recycled. Globally the price of fibre does follow a cycle as the supply/demand balance is affected by the large changes in supply brought on by new, high capacity paper mills as opposed to more gradual, market driven changes in demand. This cycle tends to run over a period of several years. In Australasia, the industry is somewhat insulated from these movements as there is a good supply of virgin fibre from the domestic forest industry and a well developed recycling industry to supply recycled fibres. Fibre prices have therefore remained relatively stable in recent years. Furthermore, when increases have occurred in the past, it has generally been possible to recover them from the market.

The main raw materials of the plastic packaging businesses are petroleum based and with a reasonable correlation to the price of crude oil, are more volatile than fibre prices.  In these businesses, the impact of changing raw material prices is passed on to customers through “rise and fall” pricing contract clauses wherever possible. This is generally achieved with the larger and more sophisticated customers, with whom we have long term contracts and who understand the raw material markets.  With smaller customers and commodity type products, the ability to pass on price changes depends on market conditions at the time.

The main raw materials of the metal packaging businesses are steel and aluminium. Both of these materials are subject to world pricing movements and aluminium in particular is traded globally.   The impact of changes in these raw material prices is also passed on to customers through rise and fall clauses wherever possible.

Competitive Position

Australasia is a relatively small market in global terms with a relatively small number of major competitors. These factors allow market research to provide a reasonably accurate picture of our market position. Such market research is conducted on a regular basis by a small central marketing team and Amcor Australasia is also a member of several industry associations.

Our overall share of the Australasian packaging market is approximately 26%, which is higher than any of our competitors.  Within each of the segments that we compete in, we hold the number 1 or 2 position in terms of turnover in most segments.

Broadly, the Australasian packaging market is mature and has limited growth prospects. Within packaging however, some segments such as flexible packaging, wine bottles and PET bottles, have growth opportunities. Others, while profitable, are either static or in decline due to substitution from other packaging and from the industry life cycle of products.

Excess capacity exists in most packaging segments and most major competitors continue to replace old equipment with state of the art technology.  At the same time, our customers continue to find attractive returns difficult to achieve as the major supermarket chains seek greater market power and continue to increase demands upon their suppliers.  The concentration in the retail sector has risen, with the two major supermarket chains increasing their market share from 65% to 80% in the last eight to ten years.

To meet this competitive business environment, Amcor Australasia focuses on product leadership, growth of niche food & beverage segments, adding value for customers, and continually lowering of the cost base. Amcor Australasia also has an active reinvestment program and the total value of major new capital projects is consistently in excess of annual depreciation.

Patents and Licences

Amcor Australasia has an extensive portfolio of over 100 patents and over 200 trademarks and registered designs. Many of these intellectual property rights are registered in both Australia and New Zealand and a selected few also have wider international registrations, reflecting their world-leading nature. Historically, patents and designs were held for the competitive advantage of our business and current income from licensing is minimal but Amcor Australasia is now actively pursuing revenue opportunities in this area, including through collaborations with other international Amcor divisions.

Several businesses are also party to a number of technical assistance agreements with international manufacturers, especially in metal packaging. These provide access to new technology in terms of both product design and manufacturing processes. In particular, Amcor Glass pays an annual fee to Heye Glass of Europe, under a Technical Assistance Agreement that allows Amcor to use their technical knowledge, including their recuperative furnace technology.

Amcor Flexibles

Amcor Flexibles was initially created in 2001 through the combination of all relevant flexible packaging assets of Amcor Limited, Danisco A/S and Ahlstrom Corporation. The following acquisitions have since been undertaken to create the current business:

•                                The acquisition of Tobepal the flexible packaging and extrusion operations of the Tobepal Spanish operations in May 2002;

•                                The acquisition of two flexible packaging plants in the UK from Rexam in May 2002;

•                                The purchase of the 28.1% minority stake in Amcor Flexibles from Danisco and Ahlstrom in July 2003; and

•                                The acquisition of the flexible healthcare business of Rexam in October 2003.

Amcor Flexibles is headquartered in the United Kingdom and it operates 40 manufacturing plants throughout Europe and 7 in the Americas.

Products

Amcor Flexibles is active in providing high quality flexible packaging and supplies a wide range of food and beverage markets including confectionery, coffee, fresh food, dairy and healthcare applications. Its technological capabilities include gravure and flexographic printing, coating and lamination, co-extrusion, metallising, micro-perforation pouch and bag making and Die Cut lids.

Flexible packaging is part of the wider packaging industry which includes rigid and semi-rigid packaging using materials such as glass, cartonboard, tin and rigid plastic (e.g. carton boxes for cigarettes and biscuits, tins for food, jars for coffee, cans for beer, plastic bottles for milk and other drinks, yoghurt cups, PVC sandwich packaging etc.)  Flexible packaging involves the manufacture, supply and conversion of plastic and cellulose films, aluminium foils and papers into reels of packaging to be used for primary retail food packaging and labelling and certain other non-food sectors.   There are thousands of different flexible packaging products, based on a variety of films, papers and foils. These materials can be used independently (as monowebs) or in combinations (laminates) for a very wide range of different end uses.

Most demand for flexible packaging is bespoke in the sense that each customer has very specific requirements for each product it is packaging. The customer selects a bespoke product based on a number of considerations: cost, functionality, shelf life, machinability and “look and feel”. A combination of these factors determined by the customer will set the parameters within which the raw materials and conversion processes used for the specific product supplied will be chosen. As a result, similar products may often be packaged very differently, whilst different products may be packaged with similar packaging. On the demand-side, it is therefore not meaningful to sub-divide the flexible packaging market into narrower sub-markets.

Seasonality

Given the wide diversity of product offering that Amcor Flexibles produces it is not considered to be a seasonal business.  However elements of its product portfolio are by their nature seasonal, for example ice cream and snacks, which experience a growth in sales during warm weather, while products such as coffee will have slower sales during this type of weather.  In terms of fresh produce these products are packed during specific crop seasons and as such show higher sales during these periods.  Given Amcor Flexibles position as a predominantly European business, July and August are slower months as there are manufacturing shut downs and holiday periods for certain European countries such as France and Sweden.

Raw Materials

The principal raw materials used in the production of flexible packaging are as follows: polyethylene (PE), polyamide (PA-nylon), ethylvinylalcohol (EVOH), biaxially oriented polypropylene (BOPP), cast polypropylene (CPP), polyvinylchloride (PVC), polyvinylidene chloride (PVdC), polyester, cellulose film, aluminium foil and various types of paper.    Raw materials generally have a wide range of applications across our products and have numerous suppliers with which Amcor has established relationships.

Competitive Position

Amcor Flexibles is the number two producer of flexible packaging material within Europe behind Alcan (measured in terms of sales value).  Amcor Flexibles is the global leader in terms of sales and service capability for medical packaging.  The Company has a European leadership position in the following segments, Diary, Produce and Beverage.  While within other key segments such as Confectionery, Snacks and Processed Food it holds the number two position.  With 40 plants in Europe Amcor Flexibles has a large manufacturing footprint which enables it to not only service its Pan-European customers but also to provide local or regional production for national customers.

There is a very high degree of supply-side substitutability in the sense that manufacturers of flexible packaging with one set of characteristics can readily produce flexible packaging displaying a different set of characteristics. Amcor Flexibles distinguishes itself from its competitors through innovation, product quality, safety, focus on customer service and its ability to deliver global packaging solutions to its customers.

Patents and Licences

Innovation is a key component of Amcor Flexibles strategy to be an industry leader and it invests significant resources to ensure that it meets the market needs for innovation.  Amcor Flexibles has a rigorous intellectual property development system, based on an Amcor wide business process of Product Leadership & Innovation which facilitates the efficient development of new concepts and the filing of appropriate patents to ensure protection.

Amcor Flexibles currently holds 103 patents.  Patents are held for a wide variety of process improvements and new products.  Patents are held both at a national and regional level as appropriate.

As noted Amcor Flexibles technical capabilities include gravure and flexographic printing, coating and lamination, co-extrusion, metallising, micro-perforation pouch and bag making and Die Cut lids.

Amcor Sunclipse

Products

The Amcor Sunclipse business is made up of both manufacturing and distribution operations. The manufacturing business produces corrugated board and boxes and consists of 3 corrugated sheet operations and 9 manufactured packaging products facilities.   The distribution group, known as the Kent H. Landsberg Company, operates from 33 distribution facilities in 13 US states and 4 in Mexico. There are also 4 divisions that are considered re-distributors who sell to other distributors. The distribution group sells all types of industrial and janitorial supplies including flexible packaging.  It services markets with heavy concentrations of manufacturing. The company has been gradually expanding from its California roots.

Seasonality

The overall business is vulnerable to the levels of manufacturing activity in the US and Mexico and benefits during periods of prosperity in manufacturing.  The shift of manufacturing from Mexico to Asia has adversely impacted the Mexican operations particularly in Guadalajara.   The strongest period for the business is typically the September through November time frame prior to the Christmas holidays. The quietest time is usually in January and February after the holidays.

Raw Materials

The three corrugated sheet manufacturers presently rely on three major suppliers for their paper roll stock. However there are in excess of ten other minor supply relationships in place. Many of these minor suppliers have far reaching capabilities. This creates a healthy competitive environment even in a market that has experienced some tightness after an extended three to four year period of abundant supply. The distribution group has access to numerous suppliers for all its products both domestic and overseas.

There is exposure to typical raw material or finished goods supply price movements. These are initiated for a variety of reasons, such as supply conditions tightening and or increases in the price of oil and labour. The business has shown an ability to pass on these costs to their customers as the price increases usually impact the competition in a similar manner.

Competitive Position

Business is conducted typically on an order by order basis. Sales emanating from supply agreements with customers do not represent a significant percentage of total sales. The company’s suppliers also work on an order by order basis although there are some supply agreements in place with our major corrugated rollstock suppliers. The company does not rely on patents, exclusive licenses or contracts.

Amcor Rentsch and Closures

Amcor Rentsch, headquartered in Switzerland, is a producer of tobacco packaging and specialty folding cartons for the cosmetics and confectionery industries. It has seven manufacturing plants in six countries – Switzerland (2), France, Germany, Poland, Portugal and Russia. There is also a small joint venture operation in Spain, Litographia Romero, where Amcor Rentsch is a minority shareholder (40%).

As Amcor Rentsch’s main product line is tobacco packaging the demand profile is not seasonal. There are external factors, e.g. regulatory health warnings or tax increases, which from time to time can drive demand and activity peaks.

The principal raw material is fibreboard, in both roll and sheet stock. The vast majority of customers control the purchase price of these raw materials and consequently our supply contracts have full raw material cost movement and price adjustment mechanisms.

Business is conducted on a contractual basis, with typical terms of 1 to 4 years. In Europe, our principal market, four competitors have over 75% of the market. The tobacco industry has extremely demanding quality requirements, which raises the barriers to entry.

Amcor Closures is a global producer of metal and plastic closures with 12 plants in 11 countries and is headquartered in Switzerland. This business group’s main products are metal vacuum closures for glass jars and bottles. It also produces a range of plastic closures for beverage and specialty applications through its Bericap joint venture in North America.

The Closures business has a significant amount of business in the beverage, fruit and vegetable segments and volume is consequently higher during the Northern Hemisphere summer season.

Principal raw materials are tinplate steel for metal closures and polypropylene resin for plastic closures. The business has numerous suppliers of these materials.

Business is generally conducted on an annual supply agreement. In the case of metal closures prices are generally agreed for a 12 month period. For plastic closures, agreements have full pass through of resin and foreign exchange movements on a six month basis. The metal closures business derives its competitive position from its leading market share in Europe and Asia and industry leading low cost position. The plastic closure business has a number of innovative products with predominantly its own intellectual property and some license arrangements.

Amcor Asia

Amcor Asia, headquartered in Singapore, supplies corrugated and tobacco packaging in the region.  Other products supplied include flexible packaging, paper sacks and closures.   The business has 15 manufacturing plants across five countries - Singapore, Malaysia, Indonesia, China and Thailand.

The business has six corrugated box plants and four tobacco packaging plants in the area. Its other products include closures, flexible packaging and paper sacks.

Corrugated packaging is normally a very competitive market with excess capacity throughout Asia.  The ability of key customers to reposition their production facilities to alternative countries as labour costs impact on their products causes a continual shift and scramble for corrugating work.

Tobacco packaging is a market segment Amcor operates in, that has only three major international cigarette manufacturers together with the monopoly of the State run industry within China, Thailand and other Asian countries. The dominance of these three international cigarette manufacturers creates strong pricing pressure as they benchmark packaging prices around the world.

Flexibles packaging is a growing segment in Asia as the cost base is so much lower than Europe or US. However the majority of specialized Flexible packaging for Asia is still supplied by European or US manufacturing.

Paper sacks is a specialised market, with a relatively small market size, excluding cement sacks. It operates in an over capacity environment within Asia. Most large paper sack manufacturers have positioned production facilities within the Asian region. There is quite a limited choice in the sourcing of sack kraft paper throughout the world.

Within the corrugated market the demand for food and beverage packaging is higher in the annual festive season of December through to April.  This is offset by the electronic segments high season of June through to November.  There are no significant seasonal factors influencing the tobacco segment.   Flexibles packaging is influenced by the food and beverage segments which causes a higher level of activity in the period November to February.

Raw materials are sourced throughout the world with Amcor Asia directly affected by both world prices (driven by supply and demand) and foreign currency exchange fluctuations.

Environmental and Other Regulations

The regulatory constraints on Amcor’s businesses include compliance with the following:

•                  the provisions of various jurisdictions’ corporate regulations;

•                  trade practices and consumer protection legislation

•                  labor legislation;

•                  the provisions of various jurisdictions’ Anti Trust legislation;

•                  numerous laws relating to workers’ compensation and rehabilitation, occupational health and safety, dangerous goods handling; and

•                  environmental regulations of various kinds.

The ACCC and the NZCC have commenced investigations of conduct by the Company that may breach Australian and New Zealand competition laws.  These investigations and the Company’s internal investigations of the same matters are at an early stage.  See Item 8, “Financial Information – Legal Proceedings”, for further information relating to the investigations.

Amcor’s worldwide manufacturing operations are subject to extensive environmental regulation. Amcor believes it is substantially in compliance with these regulations. There were no significant environmental incidents in 2003-04.

Amcor’s current environmental management system is based on International Standard ISO14001. A detailed program of environmental auditing provides feedback on the effectiveness of the management system and includes site inspections and assessments of environmental risk. Amcor’s environmental performance is monitored regularly by management and the Board and is a component of management performance appraisal and remuneration.

Amcor’s major environmental objectives are to ensure that:

•                  all major manufacturing sites are certified to ISO14001;

•                  there is a reduction in energy per unit of product; and

•                  there is a reduction in waste to landfill per unit of product.

During 2003-04, the number of sites certified to ISO14001 increased with the flexibles sites in the UK achieving certification.

The Dow Jones Sustainability Index includes the top 10% of the world’s leading “sustainability” companies. “Sustainability” encompasses a company’s activities, performance and contribution in regard to environment, safety and the community, without compromising the needs of future generations. Amcor was assessed against other packaging companies and was included in the Index in 2004 for the fourth consecutive year.

Amcor is committed to recycling and is actively involved in recycling many of its products. Amcor Australasia is a recycler of packaging and glass and is involved with local supermarkets in the recycling of soft plastics, while Amcor PET Packaging operates a recycling plant in France.

Amcor was a founding member of Australia’s National Packaging Covenant in 1999 which was established for an initial period of five years. Its fourth Action Plan was published in November 2003 and reported on Amcor’s activities in relation to recycling, resource utilisation, product development and research, education and support systems. We are currently reviewing the Covenant with a view to extending it for a further five years.

Amcor complies with a number of food and medical packaging standards such as EN 868 for medical packing produced within Europe, standards published by the Agricultural Development Advisory Service (ADAS), The American Institute of Baking (AIB), the British Retail Consortium (BRC) and US Food and Drug Administration (FDA).

Amcor, like all corrugated suppliers, continues to prepare for the implementation of the Radio Frequency Identification (RFID) tagging requirements. This is a mandatory U.S. Department of Defense requirement for corrugated boxes sold to the military branch of the U.S. government effective January 1, 2005. The company does not presently do business with the U.S. government however this RFID requirement may lead to a more general acceptance.

C.            Organizational Structure

The chart set out below describes our organizational structure as at June 30, 2004.

The Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr R H (Russell) Jones, effective December 7, 2004.  Mr Roberts became Executive Chairman and Mr Louis Lachal ( Executive General Manager Operations) became Acting Chief Operating Officer during the interim period prior to appointing a replacement Managing Director.  Mr Darryl Roberts, who was previously the Group General Manager Fibre Packaging in Australasia, became the Acting Managing Director of Amcor Australasia.

Amcor’s Significant Subsidiaries as at December 20, 2004 were:

	Country of Incorporation	Percentage Held by Parent Entities
Amcor Investments Pty. Ltd.	Australia	100%
Amcor Packaging (New Zealand) Ltd.	New Zealand	100%
Amcor Packaging (U.S.A.), Inc.	U.S.A.	100%
Amcor Sunclipse – North America, Inc.	U.S.A.	100%
Amcor Europe	United Kingdom	100%
Amcor Packaging Asia Pty. Ltd.	Australia	100%
Amcor Packaging (Australia) Pty. Ltd.	Australia	100%
Amcor European Holdings Pty. Ltd.	Australia	100%
Amcor European Consolidated Holdings Limited	Cyprus	100%
Amcor Holding	United Kingdom	100%
Amcor Flexibles A/S	Denmark	100%

D.            Property, Plant and Equipment

At August 31, 2004, Amcor operated manufacturing* and distribution facilities in the 40 countries listed in the following table.

Geographic Region	Number of Manufacturing Facilities	Number of Distribution Facilities

Argentina	2	—
Australia	53	—
Belgium	3	—
Brazil	12	—
Canada	7	—
China	6	—
Colombia	6	—
Denmark	3	—
Ecuador	1	—
El Salvador	1	—
Finland	2	—
France	6	—
Germany	7	—
Honduras	1	—
Hungary	1	—
India	1	—
Indonesia	2	—
Ireland	1	—
Italy	2	—
Malaysia	4	—
Mexico	13	4
Morocco	1	—
The Netherlands	2	—
New Zealand	13	—
Norway	1	—
Peru	1	—
Philippines	2	—
Poland	4	—
Portugal	4	—
Puerto Rico	1	—
Russian Federation	1	—
Singapore	3	—
Spain	12	—
Sweden	1	—
Switzerland	3	—
Thailand	1	—
Turkey	2	—
United Kingdom	13	—
United States of America	40	33
Venezuela	3	—
	242	37

* Includes PET on-site blowing and injection facilities.

Amcor believes that its facilities are suitable and adequate for its present needs and are generally well maintained and in good operating condition. Amcor carries insurance covering property, casualty and certain other risks to which its worldwide facilities and operations may be subject.

108 of Amcor’s principal manufacturing and distribution facilities are owned. Those facilities which are not owned are leased by Amcor for periods varying from one to 10 years. Amcor does not believe any of its businesses is dependent on any single facility.

Capital expenditure on property, plant and equipment, excluding acquisition of controlled entities and businesses is outlined in the table below. Net capital expenditure is arrived at after deducting proceeds on disposal of property, plant and equipment and does not include proceeds on disposal of controlled entities, businesses and investments.

	Year Ended June 30
	2004	2003	2002
	A$m	A$m	A$m
Gross capital expenditure	605	890	351
Proceeds on disposal on property, plant and equipment	98	58	207
Net Capital expenditure	507	832	144

In 2003-04 the major items of capital expenditure included the PET injection and blow moulding assets of Arca in Mexico, upgrade of the paper mill in Queensland, Australia and additional printing presses at Rentsch’s plant in Russia.

In 2002-03 the major items of capital expenditure included the expansion of PET Packaging’s injection moulding and blow moulding capacity, upgrade of paper mill in Queensland, Australia to improve board quality and expansion of plastic closure capacity in Poland.

In 2001-02 the major items of capital expenditure included the expansion of the PET business in Canada, purchase and installation of a flexograph press for Amcor Australasia at Scoresby Preprint, Victoria, Australia; and purchase of blowmould machines for CNC Containers at Arizona and Washington, USA.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

The discussion below contains certain forward-looking statements. Amcor’s actual results could differ materially from those anticipated by those forward-looking statements due to a variety of factors, including those set forth under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this Annual Report.

Critical Accounting Policies (refer F-11 – Note 1 Accounting Policies)

Amcor’s consolidated financial statements have been prepared in accordance with Australian GAAP. Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to bad debts, inventories, intangible assets, income taxes, financing activities, restructuring costs, contingencies and litigation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

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

In developing accounting policies, in addition to A-GAAP requirements, we also consider industry practice. Where there is no conflict with A-GAAP we also consider the suitability of accounting policies under US-GAAP. This reduces the number of A-GAAP/US-GAAP reconciliation differences required to be adjusted in Note 33 to our financial statements.

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

On July 3 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards (“IFRS”), formerly known as International Accounting Standards, for financial years beginning on or after January 1, 2005 (fiscal year ending June 2006 for Amcor).  Refer to Note 32 to our financial statements for a discussion of the key areas where accounting policies will change and may have an impact on the financial report of Amcor.  At this stage the consolidated entity has not been able to reliably quantify the impacts on the financial report.

Recovery of Long-lived Assets

Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of Amcor’s total assets. Changes in the intended use of these assets may cause the estimated period of use or the value of these assets to change.

Long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that changes in their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgements and estimations. Property assets are independently valued on an ‘existing use’ basis every three years and we assess the recoverable amounts of our plant and equipment bi-annually, based on an analysis of the current replacement cost of plant and equipment at each business location. We assess the carrying value of acquired goodwill for impairment at least annually based on its recoverable amount. Our assessments include methodologies such as earnings multiples and discounted cash flow. If earnings and earnings multiples change, Amcor may have to record additional impairment charges not previously recognized.

Acquisition Accounting

In future years, Amcor may continue to grow our business through acquisitions. Amcor accounts for the acquisitions using the purchase method of accounting. The accounting for business acquisitions is complex and involves the use of significant judgment.

Under the purchase method of accounting, a business acquisition is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

Capitalization of Costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalize costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management and accounting policy guidelines are used in determining costs to be capitalized.

Doubtful Debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us. These provisions are based on historical trends and management’s assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand. Our provision for doubtful debts was A$52 million at June 30, 2004, A$60 million at June 30, 2003 and A$43 million at June 30, 2002. Trade debtors before any provision for doubtful debts were A$1,283 million at June 30, 2004, A$1,163 million at June 30, 2003 and A$1,122 million at June 30, 2002.

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

Our provision for diminution in value of inventories was A$72 million at June 30, 2004, A$72 million at June 30, 2003 and A$58 million at June 30, 2002. Total value of inventories before any provision for diminution were A$1,442 million at June 30, 2004, A$1,356 at June 30, 2003 and A$1,003 at June 30, 2002.

Results of Operations

The following discussion is based on Amcor’s consolidated financial statements as prepared under A-GAAP.  A discussion of the differences between A-GAAP and US-GAAP, and the impact of those differences on the consolidated financial statements, is set out in Note 33 to the consolidated financial statements.

Amcor’s senior management and Board review results on a PBITA basis and believe it is the most informative and reliable gauge for measuring and understanding trends across a diverse range of businesses. Given that Amcor will report under IFRS next year when there will be no amortization of goodwill, it is more appropriate to report segment results currently on a pre amortization basis.

	Sales			Profit
	Year Ended June 30,			Year Ended June 30,
	2004	2003	2002	2004	2003	2002
Industry Segments (1)

Amcor PET Packaging	3,205.2	3,236.2	802.5	268.2	301.6	79.2
Amcor Australasia	2,537.9	2,455.7	2,367.7	316.5	282.8	254.2
Amcor Flexibles	2,241.0	2,170.3	1,976.6	131.2	132.6	93.2
Amcor Sunclipse	1,158.1	1,299.0	1,413.2	57.6	84.8	95.2
Amcor Rentsch and Closures	1,012.2	1,310.6	611.3	100.6	83.3	48.6
Amcor Asia	249.5	263.4	310.4	30.5	32.1	44.5
Other	2.0	(25.3)	(9.3)	(73.5)	(56.8)	7.5
Total sales revenue	10,405.9	10,709.9	7,472.4

Significant items before tax (2)				(99.8)	(86.7)	534.8

Profit before interest, tax and amortization				731.3	773.7	1,157.2

Amortization				(127.6)	(138.8)	(54.5)
Profit before interest and tax				603.7	634.9	1,102.7
Net borrowing costs				(132.2)	(146.3)	(121.5)
Income tax				(111.3)	(110.5)	(120.2)
Minority interests				(14.5)	(16.8)	(9.3)
Net profit after tax				345.7	361.3	851.7

(1)              The individual industry segments’ profit results refer to profit before interest, tax and goodwill amortization, excluding significant items (PBITA).

(2)               Details of significant items are as follows:

•                       2004 – PET business integration and restructure expense – A$19.9 million; Flexibles’ market sector rationalization expense – A$69.3 million; write-down residual assets of the former Twinpak group – A$10.6 million.

•                       2003 – restructuring expenses following acquisition of Schmalbach-Lubeca businesses – A$86.7 million.

•                       2002 – loss on disposal of tobacco packaging business in Canary Islands – A$18.6 million; profit on disposal of balance of investment in Kimberly Clark Australia Pty Ltd – A$553.4 million.

Year Ended June 30, 2004 Compared with Year Ended June 30, 2003

Consolidated Results of Operations

Sales

Sales revenue decreased slightly from A$10.7 billion in 2002-03 to A$10.4 billion in 2003-04. The decrease of 2.8% reflected a combination of increases due to the acquisitions of Rexam’s Healthcare flexibles packaging business, Alcoa’s Latin American PET packaging business, and the negative impact of translating foreign sales into Australian dollars. Other revenue was lower in 2003-04 due mainly to the sale in 2002-03 of our 65% share of Amcor White Cap LLC to Silgan Holdings Inc.

Interest

Amcor’s overall average interest rate in 2003-04 of 4.7%, was down from 5.0% in 2002-03.  This, coupled with the impact of currency translation were the main reasons that net borrowing costs fell in 2003-04 to A$132.2 million from A$146.3 million in 2002-03 despite net debt increasing by 17% from A$2,297 million in 2002-03 to A$2,689 million in 2003-04.

Income Tax

Amcor’s income tax rate in 2003-04 before significant items of 20.4% fell from 22.1% in 2002-03. This is primarily due to debt push down in higher rate jurisdictions and increases in loss recoupment in high tax rate jurisdictions.

Significant Items

The significant item in 2002-03 of A$86.7 million related to restructuring expenses following the acquisition of the PET and Closures businesses from Schmalbach-Lubeca. The significant items in 2003-04 totalled A$99.8 million and were made up of expenses associated with the PET business integration and restructure – A$19.9 million; the Flexibles’ market sector rationalization – A$69.3 million; and the write-down of residual assets of the former Twinpak group – A$10.6 million

Net Profit

Amcor’s Australian GAAP net profit after tax decreased from A$361.3 million in 2002-03 to A$345.7 million in 2003-04. This result was negatively impacted by A$34 million from the translation, for reporting purposes, of overseas profits into Australian dollars, the currency in which we report our results. If exchange rates in 2002-03 had remained unchanged in 2003-04, net profit after tax would have been A$34 million higher in 2003-04.

The Company’s US GAAP net profit increased from A$367.6 million in 2002-03 to A$377.6 million in 2003-04. The difference between the 2003-04 Australian GAAP net profit and the US GAAP net profit is detailed in Note 33 to the consolidated financial statements included in Item 18.

Dividend

A final dividend of A$0.16 per share (franked to 40%) was declared on all fully paid ordinary shares registered as at September 9, 2004, and paid on September 29, 2004. The final dividend, combined with the interim dividend of A$0.16 per share, represented an annual dividend of A$0.32 per share. This represents an increase of A$0.02 per share over the 2002-03 dividend.

Amcor PET Packaging

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	3,205.2	3,236.2	(0.9)
Segment result (PBITA)	268.2	301.6	(11.1)

Amcor PET Packaging had a mixed year in 2003-04 with PBITA in US dollars increasing by 7.6% compared with 2002-03 (from US$176.8 million to US$190.3 million). As can be seen from the table, above, however, in Australian dollar terms, PBITA in 2003-04 fell by 11.1% from 2002-03.  This was before significant items of A$19.9 million expense in 2004 relating to the PET business integration and restructure and A$ 59.5 million restructuring expenses in 2003 following acquisition of Schmalbach-Lubeca businesses.

Overall unit volumes in 2003-04 grew by 17% to 32.4 billion, of which just under 5% was due to acquisitions (see Recent Developments). This volume growth was achieved in all three regions (North America, Latin America and Europe).

The North American operations, including Canada, experienced volume growth in 2003-04 of 13.6% over 2002-03. This growth came primarily from the strength of the bottled water and custom markets, the latter driven by growth in the single serve juice and sports drinks categories. PBITA, however was down in 2003-04 by 13% compared with 2002-03. The higher Canadian dollar against US dollar forced prices lower and in the US there was strong pricing pressure from large customers.

In response, the business has undergone a rationalisation and restructuring plan which, together with a review of overhead expenses, is expected to reduce the number of North American employees by 250 people. In addition, PET Packaging has begun a review of pricing in the carbonated soft drink/water segment as, in many cases, prices are delivering unacceptable returns on the assets employed.

In Latin America (excluding acquisitions) volume growth in 2003-04 was 7.7% up on 2002-03. PBITA in this region was 25% higher in 2003-04 compared with 2002-03 with strong performances in Argentina and Venezuela helping offset shortfalls in Brazil where over-capacity and general economic conditions are causing some concern.

The European operations’ volumes in 2003-04 were 9% ahead of 2002-03 and PBITA, in US dollar terms was 42% ahead for the equivalent period (in local currency terms, PBITA in 2003-04 was 20% ahead of 2002-03). The good summer weather in Europe in 2003-04 assisted the businesses in the UK, Spain and France to improve volumes and PBITA over 2002-03 and the German operations also benefited from strong growth in the carbonated soft drink market and increased volumes in 2003-04 by 75%.

Excluding acquisitions, capital expenditure in 2003-04 was significantly less than in 2002-03 and was well under 2003-04’s depreciation expense. Capital in 2003-04 was invested primarily in strengthening the push into higher margin, custom markets, including juices, food and personal care products.

Amcor Australasia

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	2,537.9	2,455.7	3.3
Segment result (PBITA)	316.5	282.8	11.9

Growth in sales volume of glass wine bottles and restructuring initiatives in the fibre packaging, folding cartons and food can sectors contributed to Amcor Australasia’s sales and profit improvement in 2003-04 over 2002-03. Sales and PBITA increased in 2003-04 by 3.3% and 11.9% respectively. One-off costs of restructuring were effectively offset by profit on sale of properties. However, the strength of the Australian dollar in 2003-04 had a negative impact on export margins, particularly in the paper and flexibles businesses.

In the fibre packaging segment the drought in Australia in 2003-04 had an adverse affect on corrugated box volumes in the dairy, fruit and produce markets. However this was partly offset by stronger demand in the meat market in Australia and New Zealand. Overall corrugated box volumes in 2003-04 were slightly down in Australia and up 5% in New Zealand compared with 2002-03.

The recycled paper mills continued to operate efficiently in 2003-04 but experienced a difficult year with lower demand from the Australian fibre box business, lower pulp sales and an adverse impact of the strengthening of the Australian dollar on export pricing.

The folding carton business improved its PBITA in 2003-04 over 2002-03 due in part to the restructuring of its operations on the east coast of Australia resulting in a lower cost base. The upgrade of the Petrie Mill in Queensland, Australia is expected to improve board quality and create an opportunity for replacement of imported whiteboards. Low margin export volumes, as expected, were adversely impacted by the shutdown of the mill for the upgrade.

The sacks business experienced a difficult year in 2003-04 with the drought conditions in Australia affecting dairy volumes. Additionally, the sacks market in Australia is very competitive. In the metal packaging segment, beverage can volumes in 2003-04 were 4% up on 2002-03, mainly in the soft and mixer drink sectors.

The full year benefits of the closure of the Dandenong, Australia food can plant contributed to the improved PBITA in 2003-04 of this business despite sales volumes being flat. Overall sales volumes in the aerosol can business improved in 2003-04, particularly aluminium cans.

In Amcor Australasia’s plastics segment, the flexibles business’s sales volumes in 2003-04 were slightly higher than 2002-03; however the strengthening of the Australian dollar had an adverse impact on the profit margins of exports. Resin supply was adversely affected by a gas field fire at Moomba, South Australia which necessitated importing resin and unfavourably impacted productivity. Overall, however, PBITA in 2003-04 was slightly up on 2002-03.

The glass wine bottle operation operated at full capacity in 2003-04 and sales volume exceeded expectations. Most major customers experienced strong export volumes during the year. A second glass furnace is on schedule for start-up in January 2005.

Amcor Flexibles

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	2,241.0	2,170.3	3.3
Segment result (PBITA)	131.2	132.6	(1.1)

In local currency (euros), Amcor Flexibles’ PBITA in 2003-04 increased 5.4% on 2002-03, from €74.2 million to €78.2 million. In Australian dollar terms, however, there was a decrease of 1.1%. This was before a significant item of A$69.3 million expense in 2004 for the Flexibles’ market sector rationalization.  The result was below expectations due to a decline in sales in the processed food sector, operational underperformance at some plants, poor economic conditions across much of Europe and a strong euro which impacted margins on export sales.

In Europe, Amcor Flexibles is organised into three markets – fresh food, healthcare and processed foods.  Our Americas business is predominantly a healthcare business with some positions in processed and fresh food.

The fresh food sector, benefited from increased demand from consumers for fresh produce, chilled foods and dairy products in the UK and Southern Europe. As a result, PBITA in 2003-04 showed a substantial improvement over 2002-03.

The healthcare business has operations in Europe and the Americas. Assisted by the acquisition of the Rexam healthcare flexibles business in October 2003, sales volume and PBITA improved in 2003-04 compared with 2002-03. The integration of the Rexam acquisition has been completed and it is expected that synergy benefits will be achieved in future periods.

Difficult conditions in certain market segments and operational performance below expectations contributed to a difficult year in the processed food sector. Sales values in 2003-04 were around 7% below 2002-03 and volumes for the sector were impacted by economic conditions in Europe including a trend to more generic packaging. PBITA in 2003-04 was €15 million below 2002-03.

In order to address the operational difficulties experienced in 2003-04 in the processed food sector, Amcor Flexibles has recently announced plans to restructure or close a number of plants. It also plans to improve profitability in 2004-05 by reducing overheads.

Amcor Sunclipse

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	1,158.1	1,299.0	(10.8)
Segment result (PBITA)	57.6	84.8	(32.1)

Reflecting adverse economic conditions in the USA, Amcor Sunclipse experienced a difficult year in 2003-04 with PBITA in US dollars down 17.7% from US$49.7 million in 2002-03 to US$40.9 million. In Australian dollar terms, PBITA was down 32.1% in 2003-04 compared with 2002-03.

In local currency, volume growth contributed to an 8% improvement in sales value in 2003-04 over 2002-03, however substantial pricing pressure led to reduced margins and a lower return on funds invested.

The manufacturing business, concentrated in California, was negatively impacted in 2003-04 by overcapacity, pricing pressures and loss of business to Asia and Mexico. Although volumes remained steady year on year, margins in 2003-04 were below those in 2002-03.

Paper suppliers implemented price increases in 2003-04 for the first time in 18 months, US$50 per tonne in March 2004 and US$50 per tonne in June 2004. The increases are expected to have a positive effect on the manufacturing business’s profitability in 2004-05.

For the distribution business, a more complete full line selling approach contributed to sales values improving in 2003-04 by 7.6% over 2002-03 which helped to ensure PBITA was steady year on year.

Amcor Sunclipse’s focus has been and will continue to be on reducing its cost base in an effort to ensure any improvement in sales values also reflects higher margins.

Amcor Rentsch and Closures

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	1,012.2	1,310.6	(22.8)
Segment result (PBITA)	100.6	83.3	20.8

The combined Amcor Rentsch and Amcor Closures business improved PBITA in local currency (euros) and Australian dollars in 2003-04 compared with 2002-03 by 28.9% and 20.8% respectively.  This was before a significant item of A$8.2 million restructuring expenses in 2003 following the acquisition of Schmalbach-Lubeca businesses.

In Amcor Rentsch, sales increased by 6% in 2003-04 to €325 million and PBITA was also ahead of the equivalent period in the previous year.

In Russia, demand remains strong; a fourth printing press installed in the first half of 2003-04 is fully loaded and a fifth machine is currently being installed and is expected to start-up in December 2004.  After the installation of the fifth press, this plant, which was first commissioned in 2000, will supply product to all major cigarette producers.

Ongoing growth has necessitated a second line be added to the new press in Portugal, which was started up in late 2003 to meet increased demand resulting from a new contract in the Southern European market.

As new health warnings on cigarette packets are progressively introduced across Europe, increased printing capability is required.  Accordingly, Amcor Rentsch’s present machines, which range from six to nine-colour, will be upgraded to 10-colour over the next two to three years.

Amcor Closures sales volumes and PBITA in 2003-04 were ahead of 2002-03 on a comparable basis. Sales and PBITA in 2002-03 included the 65% owned North American plastic and metal closures operations that were sold in January 2003 to the joint venture partner, Silgan Holdings.

In Europe a number of projects were completed or commenced in 2003-04 which are expected to support the business going forward. These included the relocation of the plant in Turkey to new premises; the start-up of the new plastic closures plant in Poland and the commissioning of three new, in-house designed, manufacturing lines in Germany.

Despite the stronger Canadian dollar, the Bericap joint venture had a satisfactory year with strong operational performances in the Canadian plants. The new plant in California, which is in its second year of operation, is performing profitably.

Amcor Asia

	2003-04	2002-03	Change
	A$m	A$m	%

Sales	249.5	263.4	(5.3)
Segment result (PBITA)	30.5	32.1	(5.0)

Amcor Asia’s PBITA in Singapore dollars was up 12.7% in 2003-04 compared with 2002-03 (2003-04 S$37.2 million; 2002-03 S$32.1 million). PBITA in the six months to June 2004 of S$20.0 million was 55% ahead of the equivalent period in 2002-03 which was severely affected by the SARS epidemic in the region.

Overcapacity, aggressive pricing and paperboard price increases in the corrugating business, particularly in Malaysia, led to a difficult year and an adverse impact on PBITA.

The tobacco packaging business had a strong 2003-04 with sales volumes and PBITA substantially ahead of 2002-03. The two plants in China performed better than expected and Malaysian and Singaporean operations’ PBITA in 2003-04 improved on 2002-03.

The flexibles operation, which consists of two plants in China and the recently acquired Rexam Healthcare plant in Singapore, had a solid year with PBITA in 2003-04 ahead of 2002-03.

The outlook for Asia is positive and it is expected that improving economic conditions will assist growth in the region in 2004-05.

Year Ended June 30, 2003 Compared with Year Ended June 30, 2002

Consolidated Results of Operations

Sales

Sales revenue grew 43% from A$7.5 billion in 2001-02 to A$10.7 billion in 2002-03 mainly as a consequence of the increased sales in Amcor PET Packaging and Amcor Rentsch and Closures following the acquisition of Schmalbach-Lubeca in July 2002. Other revenue in 2001-02 of A$1.1 billion was A$0.8 billion more than 2002-03 due mainly to the disposal in 2001-02 of Amcor’s remaining 45% investment in KCA. Amcor’s share of associates’ net profit in 2001-02 was A$48 million but was zero in 2002-03 following the disposal of KCA.

Interest

Amcor’s average interest rate decreased in 2002-03 to 5.0% from 5.2% in 2001-02; however net interest increased to A$146.3 million in 2002-03 from A$121.5 million in 2001-02 due to the increase in debt levels following the Schmalbach-Lubeca acquisition.

Income Tax

Amcor’s income tax rate before significant items fell from 26.9% in 2001-02 to 22.1% in 2002-03. This is in part due to the full-year benefit of the tax deduction on the PACRS issued in 2001-02 (which is charged below net profit after tax and shown as a distribution of profits); this had a 2.2% positive effect on the tax rate in 2002-03. Amcor also implemented more efficient offshore capital structures in 2002-03 by pushing debt into higher tax environments.

Significant Items

The majority of the significant gain in 2001-02 of A$534.8 related to the gain on sale of Amcor’s remaining holding in KCA and compares with a significant loss (after tax) in 2002-03 of A$70.1 million. This loss refers to the restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca.

Net Profit

Amcor’s Australian GAAP net profit after tax decreased from A$851.7 million in 2001-02 to A$361.3 million in 2002-03.

The Company’s US GAAP net profit decreased from A$819.3 million in 2001-02 to A$367.6 million in 2002-03. The difference between the 2002-03 Australian GAAP net profit and the US GAAP net profit is detailed in Note 33 to the consolidated financial statements included in Item 18.

Dividend

A final dividend of A$0.15 per share (franked to 40%) was declared on all fully paid ordinary shares registered as at September 11, 2003, and paid on October 1, 2003. The final dividend, combined with the interim dividend of A$0.15 per share, represented an annual dividend of A$0.30 per share. This represented an increase of A$0.02 per share over the 2001-02 dividend.

Amcor PET Packaging

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	3,236.2	802.5	303.1
Segment result (PBITA)	301.6	79.2	280.8

Amcor PET Packaging had a strong year in 2002-03 with volumes up 11%, on a comparable year basis over 2001-02, to 27.7 billion containers.  Growth in the higher margin custom business was 27% with this business segment representing 16% of total annual sales volume in 2002-03.  This was before significant items of A$59.5 million restructuring expenses in 2003 following acquisition of Schmalbach-Lubeca businesses.

PBITA was up 280% in 2002-03 to A$301.6 million, reflecting the acquisition of Schmalbach-Lubeca businesses as well as strong volume growth in all sectors of the market.

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

In Brazil, volumes were down year on year due to a renewed focus on strategic customers, while in Argentina, the overall market in 2002-03 was slowly recovering from the 2002 economic crisis.  For the Latin American region, PBITA in 2002-03 was ahead of 2001-02.

In Europe, volume growth in 2002-03 was 4% on a comparable basis, but with an improved performance in the second half when volumes were up 6%.  There was continued strong growth in the UK, France and Spain, while volumes in Germany were impacted by government deposit legislation and were well down on 2001-02.

PBITA in Europe for 2002-03 was up 18% on 2001-02, after being slightly lower in the first half.  The UK operations had a strong growth in profit, however the delayed start-up of the new recycling facility at Beaune in France had an adverse impact.  Elsewhere, volume and profit expectations were largely met and custom containers continued to grow as a percent of the overall product mix.

The PET business continued to experience new growth opportunities and during 2002-03 over US$120 million, excluding the acquisition of Alcoa’s PET operations in Latin America (see Recent Developments), was approved for expansion; this consisted of an additional 26 injection moulding machines and 29 blow moulding machines.

The 2002-03 year marked the first full year of operation after the acquisition of Schmalbach-Lubeca’s PET business. The business ended the year having completed its restructuring program (combining two plants in Southern California and upgrading the remaining plant and combining the Peru and Venezuela businesses) and implemented an integrated worldwide management structure.

Amcor Australasia

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	2,455.7	2,367.7	3.7
Segment result (PBITA)	282.8	254.2	11.3

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

The recycled paper mills’ buoyant first half continued with strong domestic demand while export prices held their first half levels.  The mills continued to operate efficiently and were assisted by paperboard specification rationalisation. Wastepaper collections totalled 815,000 tonnes in 2002-03 up 4% on 2001-02.

The folding carton business consists of a paper mill at Petrie in Queensland, Australia as well as a number of conversion plants in Australia and New Zealand. The Petrie Mill experienced strong domestic demand and productivity levels, which offset some volume losses in the conversion business. During 2002-03 a $55 million upgrade was approved for the Petrie Mill to improve the board quality and in the conversion business there was a restructuring of operations, which included a labour force reduction of 6%.

The sacks business continued to focus on the dairy market, with innovative new products that reduce transport costs of bulk products.  The drought conditions impacted volumes in 2002-03, which were down 9% from 2001-02.

In metal packaging, the beverage can business had a solid year with volumes up 2% in 2002-03 on the previous year.  Pre-mixed alcoholic beverages and soft drink multipack promotions were the main drivers of growth.  Strategic capital investment totalling $30 million was approved for product development initiatives that include shaped and poly coated steel cans and a new low cost can end.

The food can business performed strongly in 2002-03 despite being impacted by drought conditions in Australia.  With the closure of the plant at Dandenong, Australia the business had three focused manufacturing plants in the Goulburn Valley in Victoria, South Queensland and Hamilton, New Zealand at June 30, 2003.

In plastics, the flexible packaging business achieved volume growth of 3% in 2002-03, which was slightly below expectations due to the drought conditions affecting the dairy and produce segments of their market. Profit rose in 2002-03 compared with 2001-02 and with further capital investment targeted at cost reduction, a strong focus on product development together with synergies flowing from the flexibles sector, the business is positioned to deliver improved results in future periods.

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

Amcor Flexibles (AF)

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	2,170.3	1,976.6	9.8
Segment result(PBITA)	132.6	93.2	42.3

AF continued to make strong progress in 2002-03 with PBITA up 42.3% on 2001-02 to A$132.6 million.  This performance was achieved in an environment of volatile raw material prices and uncertain economic conditions, particularly in France and Germany in the second half of the fiscal year.

The PBITA to sales margin improved from 4.7% in 2001-02 to 6.1% in 2002-03. Further improvements came from ongoing cost reductions and new product developments in prior years.

The primary focus in 2002-03 was to improve the product mix to higher margin products and actively manage the impact of volatile raw material prices and as a result, volumes were flat. However, added value improved in all market sectors and raw material price increases were successfully managed through strong relationships with our customers and suppliers.

The acquisitions of Rexam Food Flexibles and Tobepal (see Recent Developments) were integrated into the AF business successfully in 2002-03.

The portfolio restructuring programme, which commenced in 2001-02, continued during the year with the sale of the non-core Unibag business in Denmark, the acquisition of the Leaderpack (Portugal) minorities in July 2002, the closure of the Dutch Flexibles business at Haarlem in August 2002 and the closure of the small Synco operation in Belgium in December 2002.  Further minor restructuring continued at a number of plants with a resultant improvement in the operating cost base.  Synergy benefits from the three-way merger in June 2001 continued to remain ahead of expectations.

During the 2002-03 year great emphasis was placed on plant focus, product leadership and innovation (PLI) and customer service. The PLI strategy strengthened AF’s market, customer and product portfolio. Improvements were also achieved in customer satisfaction, with service, quality and on-time deliveries contributing to stronger customer relationships.

The small North American flexibles business performed to expectations and, along with other non-European Amcor flexibles operations, delivered synergy benefits from its association with a large European flexibles group.

The second half of 2002-03 saw softer demand due to economic weakness in France and Germany and, as a result, order books were generally weaker than anticipated going into the summer period.

Industry consolidation continued in the European flexibles packaging industry and AF was an active participant with emphasis on value and strategic enhancement.

Amcor Sunclipse

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	1,299.0	1,413.2	(8.1)
Segment result(PBITA)	84.8	95.2	(10.9)

For the 2002-03 year Amcor Sunclipse’s PBITA was flat in US$ terms, after being up 8% on 2001-02 in the first half.  In A$ terms, PBITA in 2002-03 was down 10.9% compared with 2001-02.

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

In the distribution business, the Mexican operations experienced a reduction in demand as increased NAFTA tariffs resulted in several multinational customers moving manufacturing operations from Mexico to Asia.  In response, the Mexican operations increased their focus on Mexican based opportunities.

The distribution business’s largest United States sales regions are Southern California, Northern California and Texas.  The Northern Californian operations experienced reduced demand from the technology sector and, as a consequence, increased their focus on wine and produce opportunities.  Southern California and Texas operations generally experienced flat activity.

Overall, in local currency, sales grew by 4.8% in 2002-03 over the previous year and operating margins remained stable despite intense competitive pressure caused by the severe contraction in business activity. In A$ terms sales were down 8.1% in 2002-03 from A$1,413 million in 2001-02 to A$1,299 million.

In 2002-03 the rookie sales force was increased by 11% over 2001-02 aimed at increasing the ability to penetrate both new and existing accounts and markets.  Best practices in the areas of procurement and logistics proved effective in defending market share and improving customer service.  Specifically, worldwide purchasing, the development of a hub and satellite logistics network and inventory rationalisation projects yielded positive results.

Amcor Rentsch and Closures

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	1,310.6	611.3	114.4
Segment result(PBITA)	83.3	48.6	71.4

For the combined Amcor Rentsch and Amcor Closures operations, PBITA was up 73% from A$48.6 million in 2001-02 to A$84.1 million in 2002-03 and sales were up 114% for the equivalent period mainly due to the acquisition of Schmalbach-Lubeca’s closures operations.  This was before significant items A$8.2 million restructuring expenses in 2003 following the acquisition of Schmalbach-Lubeca businesses and A$18.6 million loss on disposal of a business.

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

The business started up a new press in Portugal in late 2003, to meet increased volumes resulting from a new contract in the Southern European market.

In January 2003 Amcor announced the sale of its 65% holding in the North American metal and plastic closure business to its joint venture partner Silgan Holdings, via an existing agreement where Silgan Holdings exercised its right to acquire Amcor’s shareholding.

Subsequent to the 2002-03 year-end, Amcor sold its plastic tub business for A$36 million. This business did not make a positive contribution to profit for the 2002-03 year.

For the ongoing White Cap Closures operations, volumes in 2002-03 were down 3.6% compared with 2001-02 due to a combination of the impact of deposit legislation in Germany, the weaker economy in Europe and the political uncertainty in Venezuela.  The business continued to focus on ongoing cost cutting initiatives to improve operating productivity.

Expansion of the plastic closure capacity in Poland was completed and production commenced in January 2004. A new plant in the Philippines commenced operations and is supplying innovative proprietary closure technology to a food customer in the Asian region.

The 51% owned plastic closure joint venture with Bericap in North America operated two plants in 2002-03, one in Ontario and a new plant in California, which commenced production in July 2002.  Sales for the 2002-03 year were up 12% on 2001-02, mainly due to the start-up of this new plant.  The weakness in the US$ impacted margins in Canada for those closures exported to the US.

Amcor Asia

	2002-03	2001-02	Change
	A$m	A$m	%

Sales	263.4	310.4	(15.1)
Segment result	32.1	44.5	(27.9)

Amcor Asia had a difficult year with PBITA in 2002-03 down 21% in local currency terms and down 28% in Australian dollar terms to A$32 million from A$45 million in 2001-02.

After a flat first half of 2002-03, the economies of Asia were severely impacted by the SARS virus and the advent of the war in Iraq. Sales were down 15% from A$310 million in 2001-02 to A$263 million in 2002-03.

As a result of the SARS virus, the corrugated business, which has exposure to a broad range of industries, faced unstable paper prices and a substantial fall in demand.  The plant at Dongguan in Southern China was particularly hard hit by its impact.

The tobacco carton business performed satisfactorily, although the plant in Beijing was severely impacted when distribution in the city almost came to a halt during the SARS epidemic.

The two flexible plants in China continued to improve their operating performance and PBITA in 2002-03 was ahead of 2001-02.

B.            Liquidity and Capital Resources

Amcor believes that its operating cash flow and existing credit facilities should be sufficient to fund all of its existing business needs for the foreseeable future, including currently anticipated capital expenditure, debt repayments and other contingent liabilities.

As indicated in the following table, Amcor has expended significant funds on capital expenditure projects and acquisitions over the past five fiscal years.

	Year Ended June 30,
	2004		2003		2002		2001		2000
	(In millions, except percentages)

Capital expenditure	A$	605	A$	890	A$	351	A$	289	A$	330
Acquisitions	A$	618	A$	2,858	A$	371	A$	663	A$	101
Gearing: net debt/net debt and shareholders’ equity	36%		33%		(6)%		46%		43%
Total liabilities as % of total assets	54%		52%		48%		63%		63%

Capital expenditure commitments and contingent liabilities at June 30, 2004 were A$122 million and nil, respectively. Acquisition expenditure in 2003-04 of A$618 million related mainly to the acquisition of Rexam’s Healthcare flexibles business and Alcoa’s Latin American PET packaging business and the buyout of the minority interest of Amcor Flexibles.

Amcor ensures that adequate back-up funding facilities are in place to cover the risk of a loss of credit support or a general market disruption. Amcor has arranged back-up facilities to support sources of working capital funding.

Undrawn bank facilities available to Amcor at June 30, 2004 totalled A$2,211 million, of which A$1,220 million is committed funding. These unutilized credit lines included:

•                  a A$600 million promissory note facility (undrawn at June 30, 2004 A$600 million);

•                  a US$200 million commercial paper program (undrawn A$103 million);

•                  a US$200 million multi-currency Euronote facility (undrawn A$289 million);

•                  a A$350 million committed bi-lateral multi-currency term loan facility (undrawn A$46 million); and

•                  a US$1,000 million committed syndicated revolving multi-currency loan facility (undrawn A$1,134 million).

Total borrowings increased from A$2,013 million at June 30, 2003 to A$2,505 million at June 30, 2004. Net of cash and short-term deposits, net debt was A$1,851 million as at June 30, 2003 compared with net debt of A$2,356 million at June 30, 2004.

Amcor’s debt profile for its last five fiscal years is shown below:

	At June 30,
	2004		2003		2002		2001		2000
	(In A$ millions, except where indicated)

Long-term debt (excluding undated subordinated convertibles but including finance leases)(1)	A$	1,776	A$	1,004	A$	1,145	A$	1,559	A$	990
Net debt/(cash surplus)(2)	A$	2,356	A$	1,851	A$	(818)	A$	1,733	A$	984
Average interest rate(3)	4.7%		5.0%		5.5%		6.0%		6.6%

(1)          Non-current liabilities (ie. debt which is due to be repaid more than twelve months after balance date).  Undated subordinated convertible securities of A$332 million are not included in long term debt.

(2)          Current and non-current bank and other borrowings, current and non-current lease liabilities and current indebtedness to related parties net of cash and deposits

(3)          Includes an interest rate of 7.25% on A$332 million undated subordinated notes.

By keeping a proportion of variable-rate debt, Amcor was able to maintain the average interest rate paid on all borrowings in 2003-04 at 4.7% (2002-03 – 5.0%). Net interest cover at 4.5 times is higher than at June 30, 2003 and is well within the prudential limit established by Amcor’s Board of Directors. Balance sheet gearing (net debt as a proportion of net debt plus shareholders’ equity) was 36% at June 30, 2004, compared with 33% as at June 30, 2003.

Amcor retains Standard & Poor’s and Moody’s Investor Services to provide an independent rating of its creditworthiness. This provides a current assessment of the Group’s overall financial capacity to meet its financial obligations. Current credit ratings for Amcor are as follows:

Short-term:	A-2 (Standard & Poor’s)
P-2 (Moody’s)
Long-term:	BBB+ Credit Watch Negative (Standard & Poor’s)
Baa1 Stable Outlook (Moody’s)

Amcor believes that having an investment grade rating delivers a conservative capital structure, retains financial flexibility, provides a buffer through the business cycle and allows good access to capital as required.

Amcor believes that it maintains a high level of liquidity including positive working capital (current assets less current liabilities), cash balances and substantial credit facilities (described above). Our working capital increased by A$150 million at June 30, 2004 due to an increase in current assets of A$102 million (receivables A$26 million, inventories A$86 million and cash (A$10 million)) and a decrease in current liabilities of A$48 million (accounts payable (A$185 million), borrowings A$280 million and provisions (A$47 million)).

The following table sets forth Amcor’s cash flow information for the last five fiscal years:

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(In A$ millions)
Net cash inflow from operating activities	1,032	875	901	416	467
Net cash inflow/(outflow) from investing activities	(1,061)	(3,504)	269	(934)	322
Net cash inflow/(outflow) from financing activities	106	398	810	608	(783)
Net increase/(decrease) in cash held	77	(2,231)	1,980	90	6

The decrease in cash outflow from investing activities reflects lower levels of expenditure in 2003-04 on acquisitions and capital. The outflow in 2002-03 mainly refers to the cash settlement of the purchase of the PET and Closures businesses from Schmalbach-Lubeca. Net cash from financing activities in 2003-04 is less than in 2002-03 due mainly to the lower levels of net borrowings in 2003-04.

Issued share capital increased from 848.2 million Ordinary Shares outstanding at June 30, 2003 to 878.0 million Ordinary Shares outstanding at June 30, 2004 due primarily to the shares issued for the Dividend Reinvestment Plan (‘DRP’) and the conversion to ordinary shares of convertible securities.

On October 1, 2003, 30,178 shareholders participated in the DRP; 6,833,330 shares were issued at a price of A$8.59 per share and on March 31, 2004, 29,614 shareholders participated in the DRP; 4,505,792 shares were issued at a price of A$7.87 per share. On September 29, 2004, 29,834 shareholders participated in the DRP and 3,819,048 shares were issued at a price of A$7.34 per share.

C.                                    Research and Technology

Research and development is an integral part of Amcor’s strategy with a global presence established through ‘Centres of Excellence’ in North America, Europe and Australasia. Communication between these facilities, and the subsequent exchange of information, provides Amcor’s customers with packaging solutions on a global scale. Additionally, Amcor’s Product Leadership and Innovation program, which was launched during the year to June 2003, is now a part of our culture with increased market and customer focus.

A key element of Amcor’s research and development activities is the securing of intellectual property (IP) for Amcor and its customers. Our IP program ensures that ideas generated by Amcor employees to solve customers’ needs and developments of innovative, cost-effective products and processes are kept as the IP of Amcor by utilising a range of registration or confidentiality agreements.

During 2003-04 Amcor spent approximately A$48 million on research and development. This compares with approximately A$50 million in 2002-03 and A$36 million in 2001-02.

Examples of Amcor’s recent initiatives include:

•                  Our P-Plus technology which enables pre-cut salads and vegetables in a sealed bag to remain fresh and nutritious for up to 10 days;

•                  Our new Powerflex PET technology for PET bottles which offers the benefits of smooth sidewalls as well as vacuum control; it has a special vacuum-absorbing diaphragm built into its base and a unique sidewall designed to resist distortion;

•                  The TrayBon Muffin Tray development which eliminates the need for repackaging as muffins are baked, cooked, cooled, transported and sold in the tray; and

•                  AromaSeal, a plastic canister designed for Proctor and Gamble’s ‘Folgers’ coffee; a feature of the canister is Amcor’s one-way valve, SoftValve, which releases carbon dioxide emitted from freshly-ground coffee, while preventing air from entering and affecting the coffee’s freshness.

D.            Trend Information

Relevant trends are discussed for Amcor as a whole and for each business in Item 5A “Operating Results”

E.             Off-Balance Sheet Arrangements

Non-recourse Receivables Securitization Programme

Amcor utilises an uncommitted, multi-currency receivables securitization programme in the United Kingdom, France, Germany, Spain and US. The trade receivables of some of the group entities in these jurisdictions are sold, on a non-recourse basis, into an independent securitization conduit which issues asset-backed commercial paper into organised markets.

The programme limit is A$210 million and the balance of trade receivables sold at June 2004 was A$198 million (there was a balance of A$190 million at June 2003).

The programme is not required to be included on balance sheet for A-GAAP purposes, but is added back and included on balance sheet in the reconciliation to US-GAAP (refer Financial Statements – F-97).

F.             Tabular Disclosure of Contractual Obligations

Contractual and Commercial Commitments as at June 30, 2004

	Not later than 1 year	1 and 3 years	3 and 5 years	later than 5 years	TOTAL

Capital Expenditure (1)	121.5	—	—	—	121.5

Finance Leases (2)	2.3	19.7	4.5	73.5	100.0

Operating Leases (3)	123.0	207.2	149.8	166.4	646.4

Other Expenditure (4)	25.8	21.7	6.1	22.2	75.8

Long-Term Debt	—	193.3	145.2	1,340.0	1,678.5

TOTAL	272.6	441.9	305.6	1,602.1	2,622.2

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

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Details of the Directors in office at December 20, 2004 are:

C I (Chris) Roberts

Executive Chairman

Age 60.  BCom.

Current term expires in October 2007.

Extensive knowledge of fast moving consumer products, where the packaging component is significant, gained through executive roles in Australia, New Zealand, United Kingdom and Indonesia.

Currently Chairman of Cockatoo Ridge Wines Limited.  Director Australian Agriculture Company Limited and The Centre for Independent Studies, General Governor Winifred West Schools Limited and Adviser to Control Risks Group plc.  Former roles include Chairman and Managing Director of Arnott’s Limited, Managing Director of Orlando Wyndham Wines Limited, Chairman of  Email Ltd and Director of Telstra Corporation Ltd and MLC Life Ltd.

Chairman of Executive and Nomination Committees.

Member of Audit and Compliance Committee.

Director since 1999 – appointed Chairman 2000.

E A (Elizabeth) Alexander AM

Independent Non-Executive Director

Age 61.  BCom, FCA, FCPA, FAICD.

Current term expires in October 2005.

Extensive governance, accounting and financial reporting experience.

Former Partner PricewaterhouseCoopers.

Currently Director of Boral Ltd, CSL Ltd and Deputy Chairman of Winston Churchill Memorial Trust and Financial Reporting Council. Chairman of Board of Advice to the Salvation Army (Southern Command) and member of the Takeovers Panel. Former Chairman of Australian Institute of Company Directors.

Chairman of Amcor Superannuation Fund.

Member of Audit and Compliance, Human Resources and Nomination Committees.

Director since 1994.

D C K (Charles) Allen AO

Independent Non-Executive Director

Age 67.  MA, MSc, FTSE, FAICD.

Current term expires in October 2005.

Extensive Board and international management experience.

Currently Director of Earthwatch Australia Limited, The Australian Gas Light Company and Air Liquide Australia Limited.  Former Chairman of National Australia Bank and CSIRO.  Former Managing Director of Woodside Petroleum Limited and Chairman of North West Shelf Project Committee.

Member of Executive, Audit and Compliance and Nomination Committees.

Director since 1996.

R K (Keith) Barton

Independent Non-Executive Director

Age 63.  BSc, PhD, FTSE, FAICD.

Current term expires in October 2006.

Extensive management experience in manufacturing in Australia and internationally.

Currently Director of Coles Myer Ltd, Tower Limited, Citect Ltd and RBS. RVIV. VAF Limited. Former Managing Director of James Hardie Industries Limited and Executive Director of CSR Limited.

Chairman of Audit and Compliance Committee.

Member of Executive and Nomination Committees.

Director since 1999.

G J (John) Pizzey

Independent Non-Executive Director

Age 58.  BEng(Chem), Dip. Mgt., FIE Aust. FAICD, FAIM.

Current term expires in October 2006.

Extensive experience in the international resources industry and general management.

Currently Chairman of ION Ltd, Range River Gold Ltd and Director of WMC Resources Ltd and St Vincent’s Institute.

Former Executive Vice President and Group President Primary Products for Alcoa Inc and Chairman London Metal Exchange.

Member of Human Resources and Nomination Committees.

Director since 2003.

J G (John) Thorn

Independent Non-Executive Director

Age 56, FCA

Appointment to be ratified at the October 2005 AGM.

Previously a partner with PricewaterhouseCoopers for over 20 years with the last three as National Managing Partner.

Currently Director of Caltex Australia Limited, National Australia Bank Limited and Salmat Limited.

Member of the Audit and Compliance Committee.

G A (Geoff) Tomlinson

Independent Non-Executive Director

Age 55.  BEcon.

Current term expires in October 2007.

Extensive experience in the financial services industry in Australia and internationally.

Currently Chairman of Funtastic Limited and Programmed Maintenance Services Limited. Deputy Chairman of Hansen Technologies Limited.  Director Mirrabooka Investments Limited and National Australia Bank Limited.

Former Group Managing Director National Mutual Holdings Ltd.

Chairman Human Resources Committee.

Member of Nomination Committee.

Director since 1999.

In addition to the Executive Director of Amcor noted above, details of the Executive Officers of Amcor who are not Directors at the date hereof are as follows:

E.E. (Eric) Bloom

President and Chief Executive Officer, Amcor Sunclipse North America

Age 55, B.Sc ME, MBA

Joined Amcor in 1995 and appointed to current position in 2002.

Previously Research and Development Design Engineer, Director and later Vice President of Manufacturing.

Previous senior manufacturing roles held at Fortune Brands and Black and Decker.

Director of National Paper Trade Association (NPTA).

Chan Chew Keak (Billy)

Managing Director, Amcor Asia

Age 54, C Eng (UK), MBA

Joined Amcor in 1993 and appointed to current position in 1998.

10 years experience with Carnaud Metal box including Managing Director and Managing Director AMB Packaging Pte Ltd

W.P. (Peter) Day

Executive General Manager Finance

Age 55, LLB (Hons), MBA, FCA (UK & Aust), FCPA

Joined Amcor in 2001 and appointed Executive General Manager Finance in June 2001.

Previously Executive Director Finance Bonlac Foods Limited.

Former deputy chairman of the Australian Securities and Investments Commission (ASIC).

Former Chairman of the Australian Accounting Standards Board.

Member of International Accounting Standards Board’s Advisory Council.

G.S. (Graham) James

Chief Executive Officer, Amcor Flexibles

Age 58, BA. Hons.

Joined Amcor in 1994 and appointed to current position in 2001.

Over 30 years experience in the packaging sector, particularly in Europe.

Previously Divisional Chief Executive, packaging Films for Courtauds.

L.J. (Lou) Lachal

Acting Chief Operating Officer

Age 53, BSc, B.Bus.

Joined Amcor in 1980.

Extensive experience in working overseas and with a diversified international business.  Previous positions in Amcor include General Manager Commercial, Amcor Packaging; Deputy Managing Director Amcor Packaging (Europe) Ltd; Commercial Director Amcor Packaging (Europe) Ltd; Mill Manager Broadford. Appointed Group General Manager Commercial Operations in April 1998. Chief Financial Officer from July 2000 to June 2001.

W.J. (William) Long

President, Amcor PET Packaging

Age 49, B Sc. BA

Joined Amcor in 2002 and appointed to current position in 2002.

Previously held various positions within Schmalbach-Lubeca, including President & CEO of Plastic Containers Americas and was previously Vice President and General Manager for Latin America at Johnson Controls Inc. prior to its sale to Schmalbach-Lubeca in 1997. At Johnson Controls he had also been Vice President of Sales and Marketing USA PET and Director of Operations PET Europe, responsible for the start-up of JCI’s PET business there in the early 1990’s. Prior to this, he held various regional and plant management positions in various cities across the US in businesses bought and merged into the Johnson Control Inc. Group.

K. N. (Ken) MacKenzie

Group Managing Director, Amcor Rentsch and Amcor Closures

Age 40, B Eng.

Joined Amcor in 1992 and appointed to current position in 2001.

17 years experience in the manufacturing sector including senior management roles in Operations, Finance and Sales.  Former Amcor positions include Group General Manager Amcor Flexibles Australasia; General Manager Corporate Sales and Marketing, Amcor Australasia; Senior Finance and Operational roles, Amcor PET Packaging North America 1992.

Previously Manager Manufacturing Strategy Practice, Accenture.

J.V. (John) Murray

Executive General Manager Corporate Affairs

Age 46, B.E(Chem), B.Ec.

Joined Amcor in 1999 and appointed to current position in 1999.

Previously Investor Relations Manager with National Mutual Holdings, Analyst for National Mutual Funds Management. Previous positions include Chemical Engineer with Alfa-Laval and institutional dealer for stockbroker AC Goode.

D.F. (Darryl) Roberts

Acting Managing Director of Amcor Australasia

Age 55, B Arts (Acc)

Joined Amcor 28 November 1994

Previous positions within Amcor include Divisional GM Two Piece (Amcor Containers Packaging), GM Beverage & Food Can Division, Group GM Metals Division, Group GM Fibre Packaging.  Other positions include Regional General Manager – Victoria and Tasmania the Readymix Group (CSR Ltd) and Regional General Manager NSW & ACT The Readymix Group (CSR Ltd).

I.G. (Ian) Wilson

Strategic Development Director

Age 46, LLB (Hons), LLM

Joined Amcor in 2000 and appointed to current position in 2000.

Extensive experience in international mergers and acquisitions, strategy development, finance and law from 14 years in investment banking with UBS and 6 years in private legal practice with Baker and McKenzie.

P.S. (Peter) Wilson

Executive General Manager, Human Resources and Operating Risk

Age 52, B.Comm (Hons), MA (Hons) (Melb), FCPA, FAICD.

Joined Amcor in 1999 and appointed to current position in 1999.

Chairman of Commonwealth Safety Rehabilitation and Compensation Commission (Comcare) from 1998-2004. Former roles include Director of Kimberly-Clark Australia, Chief Executive Officer Melbourne for Stratus - Energy 21 Group,  Group General Manager roles in Strategy, Asia Pacific Banking, Marketing and Distribution, HR and Management Services for the Australia and New Zealand Banking Group Limited. Director General, Department of Industry, Technology and Resources; Commissioner, State Electricity Commission of Victoria; and Chairman, Victorian Public Authority Finance Agency.  In April 2003, he was awarded the Centenary Medal by Australia’s Prime Minister and Governor-General for his contributions to the second century of Federation.

Executive Officers serve at the discretion of the Directors.  No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

B.            Compensation

The aggregate amount of remuneration paid by Amcor during 2003-04 to all Directors and Executive Officers, as a group, was A$16.4 million. This amount includes retiring allowance accrual for non-executive Directors of A$691,033.

Retirement agreements have been entered into between Amcor and five of the non-executive Directors that provide for the payment of benefits upon cessation of their respective directorships as covered in Rule 55 of Amcor’s Constitution. Retiring allowance accrual to June 30, 2004 of A$2,872,325 is allocated as follows:

C.I. Roberts – A$1,016,302, E.A. Alexander – A$638,357, D.C.K. Allen – A$468,176, R.K. Barton – A$370,293,

G.A. Tomlinson – A$379,197.

Retiring allowance agreements have not been offered to any Non-Executive Director appointed after June 30, 2003.

The Managing Director and a number of Executive Officers are members of defined benefit superannuation plans operated by the Company under which no specific contribution is determined in respect of any individual member.  The Company contributes to those plans at rates determined by an actuary as being necessary and sufficient to ensure the overall financial soundness of the plan.  The aggregate amount set aside by the Company during 2003-04 and included in the aggregate amount of remuneration of Directors and Executive Officers above, was A$1 million.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and Amcor receiving the highest emoluments during 2003-04 are set out below:

	Base Emolument	Incentive		Salary Sacrifice	Super annuation	Other (inc Retiring Allowance)	Total (Excluding Options and Shares) (4)(5)
	A$	A$		A$	A$	A$	A$
Director
C I Roberts	269,166	—		110,833	24,225	298,496	702,720
R H Jones(1)	1,356,250	550,003	(3)	—	271,250	411,383	2,588,886
E A Alexander	128,799	—		32,200	11,592	112,271	284,862
D C K Allen	39,666	—		100,333	—	75,030	215,029
R K Barton	123,999	—		31,000	11,160	111,870	278,029
G J Pizzey	107,101	—		26,775	5,250	2,354	141,480
G A Tomlinson	114,000	—		28,500	10,260	91,694	244,454
T C Bergman(2)	33,926	—		8,481	3,053	19,899	65,359
Total	2,172,907	550,003		338,122	336,790	1,122,997	4,520,819

Amcor Limited

I G Wilson	676,471	312,255	(3)	—	—	241,060	1,229,786
L J Lachal	601,250	231,800	(3)	—	96,200	57,828	987,078
P S Wilson	551,250	218,400	(3)	—	88,200	105,358	963,208
P R Sutton(1)	531,250	355,938		—	11,002	153,592	1,051,782
W P Day	588,750	237,900	(3)	—	58,875	71,125	956,650
Total	2,948,971	1,356,293		—	254,277	628,963	5,188,504

Amcor

G S James	891,544	358,456		—	173,475	71,626	1,495,101
K N MacKenzie	632,308	331,312		—	94,032	206,800	1,264,452
I G Wilson	676,471	312,255	(3)	—	—	241,060	1,229,786
L J Lachal	601,250	231,800	(3)	—	96,200	57,828	987,078
W J Long	704,424	232,988		—	28,177	47,456	1,013,045
Total	3,505,997	1,466,811		—	391,884	624,770	5,989,462

(1)  On December 7, 2004 the Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr R H (Russell) Jones and Mr P R (Peter) Sutton.  It is the Board’s intention that Messrs. Jones and Sutton will receive their minimum legal entitlements only on resignation.  It is not intended that any additional contractual payments (whether by way of accrued performance payments in lieu of notice or otherwise) will be made to them.

(2)  T C Bergman resigned from the Board on 23 October 2003 and received a retirement payment of $354,754 at that time.

(3)  Includes a carryover component from year ended 30 June 2003.

Executive directors and senior executives may receive bonuses based on the achievement of specific performance hurdles.  The performance hurdles are a blend of the consolidated entity’s and each relevant segment’s result exceeding approved targets.  There is no separate profit-share plan.

(4)               Options entitling the holder to purchase one Amcor ordinary share per option were issued during the year. The value of options has been calculated at the date of grant using the Black Scholes option pricing model and is determined by factors including the option’s grant price, lifespan, share price volatility and dividend yield. Details are as follows:

Name	Number		Exercise Price	Expiry Date	Fair Value
			A$		A$
W. P. Day	222,500	*	7.87	24 Mar 10	317,500

L.J. Lachal	178,000	*	7.87	24 Mar 10	254,000

P.S. Wilson	133,500	*	7.87	24 Mar 10	190,500

G.S. James	133,500	*	7.87	23 Mar 10	190,500

W.J. Long	178,000	*	7.87	24 Mar 10	254,000

P.R. Sutton(1)	178,000	*	7.87	24 Mar 10	254,000

K. N. MacKenzie	100,000	*	7.87	24 Mar 10	127,000
	80,000		6.03	1 Oct 06	220,000

* As a result of the company performance for the year, 89% of these options are capable of being exercised.

(1)  On December 7, 2004 the Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr P R (Peter) Sutton.  These options have now been cancelled.

(5)               Shares were issued under the Employee Share Purchase Plan approved by shareholders on January 29, 1985 and as amended on September 3, 1987, October 20, 1988, June 2, 1999 and October 12, 2000.  These shares are issued in accordance with the resolution at the 2000 annual general meeting and are part of the Managing Director’s/Chief Executive Officer’s short term incentive bonus.  The value of these shares has been amortised over the relevant trading restriction period. During the year ended June 30, 2004, 84,451 shares were granted to R.H. Jones.  These shares are valued at A$127,098.

C.            Board Practices

Role of the Board

The Board’s primary role is the protection and enhancement of long-term shareholder value.  To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including approving the strategic direction put forward by management, approving and monitoring capital expenditure, setting remuneration, appointing removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.  It is also responsible for approving and monitoring financial and other reporting.  Details of the Board’s charter are located on the company’s website (www.amcor.com).

The Board has delegated responsibility for operation and administration of the company to the Managing Director/Chief Executive Officer and executive management.  Responsibilities are delineated by formal authority delegations.

On December 7, 2004 the Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr R H (Russell) Jones.  Mr Roberts became Executive Chairman and Mr Louis Lachal ( Executive General Manager Operations) became Acting Chief Operating Officer for the interim period prior to appointing a replacement Managing Director.  During this period the responsibilities of the Managing Director/Chief Executive Officer as referred to below will be appropriately discharged by the Executive Chairman and the Acting Chief Operating Officer.

Board Processes

To assist in the execution of its responsibilities, the Board has established the following Board committees -

•              Executive

•              Nomination

•              Human Resources, and

•              Audit and Compliance

These committees have written mandates and operating procedures, which are reviewed on a regular basis.

The Board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The Board currently holds six scheduled meetings during the year plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.  The agenda for meetings is prepared in conjunction with the Chairman, Managing Director/Chief Executive Officer and Company Secretary.  Standing items include the Managing Director/Chief Executive Officer’s report, business group Managing Directors’ reports, financial reports, strategic matters and governance and compliance issues.  Board papers are circulated in advance and executives regularly provide input to Board discussion.  In addition, Directors have other opportunities for contact with a wider group of employees with regular visits to business units and plants, both local and overseas.

Composition of the Board

The composition of the Board is determined using the following principles:

•              a minimum of seven directors, with a broad range of expertise both nationally and internationally;

•              a majority of independent non-executive directors;

•              a majority of directors having extensive knowledge of the company’s industries, and those which do not, having extensive expertise in significant aspects of financial reporting and risk management of large companies;

•              a non-executive independent director as Chairman;

•              enough directors to serve on Board committees without overburdening the directors or making it difficult for them to fully discharge their responsibilities; and

•              directors retire at the Board meeting following their 70th birthday and are subject to re-election at least every three years (except for the Managing Director/Chief Executive Officer).

Nomination Committee

The Nomination Committee oversees the appointment and induction process for directors and committee members, and the selection, appointment and succession planning process of the company’s Managing Director/Chief Executive Officer.  The committee makes recommendations to the Board on the appropriate skill mix, personal qualities, expertise and diversity of each position.  When a vacancy exists or there is a need for particular skills, the committee in consultation with the Board determines the selection criteria based on the skills deemed necessary. The committee identifies potential candidates with advice from an external consultant.  The Board then appoints the most suitable candidate.  Board candidates must stand for election at the next general meeting of shareholders.

The Nomination Committee also conducts an annual review of the effectiveness of the Board, its committees, individual directors, and senior executives.  This review has been completed for the 2003-04 financial period.  The review is conducted “in-house” and involves self-assessment.  All directors have an opportunity to contribute to the review process.  The reviews generate recommendations to the Board.

The Nomination Committee continues to review its evaluation processes to establish performance indicators that are both measurable and qualitative.

The Nomination Committee currently comprises the following members:

•              C I Roberts (Chairman) - Executive Chairman

•              E A Alexander - Independent Non-Executive Director

•              D C K Allen - Independent Non-Executive Director

•              T C Bergman  (resigned 23 October 2003) - Independent Non-Executive Director

•              R K Barton - Independent Non-Executive Director

•              G J Pizzey (appointed 23 September 2003) - Independent Non-Executive Director

•              G A Tomlinson - Independent Non-Executive Director

The Nomination Committee meets as required.  The terms and conditions of the appointment and retirement of non-executive directors are set out in a letter of appointment, including expectations for attendance and preparation for all Board meetings, appointments to other boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice.

Further details of the Nomination Committee’s charter and policies, including those for appointing directors are available on the company’s website.

Executive Committee

The Executive Committee deals with matters referred to it by the Board or with urgent matters which may not be deferred until the next meeting of the Board.  The Board confirms the actions of this Committee at its next meeting.

The current members of the Executive Committee are:

•     C I Roberts (Chairman) –Executive Chairman

•      D C K Allen – Independent Non-Executive Director

•      R K Barton (appointed 25 November 2003) – Independent Non-Executive Director

All other non-executive directors receive the Executive Committee agendas and papers and are encouraged to attend meetings of the Executive Committee as available.

Human Resources Committee

The Human Resources Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to the Managing Director/Chief Executive Officer, senior executives and directors themselves.  It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies, professional indemnity and liability insurance policies, and succession planning.

The current members of the Human Resources Committee are:

G A Tomlinson (Chairman) – Independent Non-Executive Director

E A Alexander - Independent Non-Executive Director

T C Bergman (resigned 23 October 2003) - Independent Non-Executive Director

G J Pizzey (appointed 23 September 2003) - Independent Non-Executive Director

The Human Resources Committee meets twice a year and otherwise as required.  The committee met three times during the year.

The Human Resources Committee’s charter is available on the company’s website.

Audit and Compliance Committee

The Audit and Compliance Committee has a documented charter, approved by the Board.  All members must be independent non-executive directors.  The Chairman may not be the Chairman of the Board.  The committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

The members of the Audit and Compliance Committee are:

R K Barton, BSc, PhD, FTSE, FAICD (Chairman) - Independent Non-Executive Director

D C K Allen MA, MSc, FTSE, FAICD - Independent Non-Executive Director

E A Alexander, B Com, FCA, FCPA, FAICD - Independent Non-Executive Director

C I Roberts, B Com - Executive Chairman

J G Thorn, FCA - Independent Non-Executive Director

The internal and external auditors, the Managing Director/Chief Executive Officer and the Executive General Manager Finance, are invited to Audit Committee meetings at the discretion of the committee.  The Audit and Compliance Committee meets four times a year and otherwise as required.  The committee met six times during the year.  The external auditor met with the Audit and Compliance Committee six times and with the Board of Directors twice during the year without management being present.

The Audit and Compliance Committee’s charter is available on the company’s website along with information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.

The responsibilities of the Committee are to:

(a)                                 monitor the integrity of the company’s external reporting processes, including the company’s compliance with its continuous disclosure and financial reporting obligations;

(b)                                consider and report to the Board on the preparation and integrity of the company’s half-yearly and yearly financial statements prior to their release to the financial market;

(c)                                 review all significant accounting policy changes and, where appropriate, recommend to the Board that the changes be adopted by the company;

(d)                                monitor and report to the Board on the framework for, and effectiveness of, the company’s internal financial controls and risk management system;

(e)                                 establish guidelines for the selection and appointment of the external auditor and the rotation of the principal external audit partner and the audit partner responsible for reviewing the audit work;

(f)                                   appoint, remove and determine the remuneration of the external auditor and oversee the rotation of the principal external audit partner and the audit partner responsible for reviewing the audit work;

(g)                                to the extent permitted by law, consider and, if appropriate, approve the provision of non-audit services by the company’s external auditor;

(h)                                regularly review and report to the Board on the effectiveness, independence and performance of the internal and external audit functions;

(i)                                    implement appropriate procedures to ensure that adequate audit coverage exists for all major financial risks of the business and report to the Board on any issues arising from this coverage;

(j)                                    review reports from the internal auditor on major issues arising from the internal audit program and report to the Board on those issues as appropriate;

(k)                                 review the annual financial reports with the external auditors and report to the Board on those reports, and any issues arising out of those reports, as appropriate;

(l)                                    discuss with management and the external auditor any correspondence with regulatory or governmental bodies and any published reports which raise material issues regarding the company’s financial reports;

(m)                              consider post audit reviews of major capital expenditures and acquisitions;

(n)                                monitor the company’s funding commitments;

(o)                                assess significant business risks arising out of or in connection with major customer and supplier contracts;

(p)                                monitor the company’s compliance with all applicable legal and regulatory obligations;

(q)                                consider any fraud that involves management or other employees who have a significant role in the company’s internal controls;

(r)                                   establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting control and auditing matters;

(s)                                 establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting, auditing, management and operational matters;

(t)                                   review major non-financial regulatory matters through the use of a compliance monitoring reporting regime, which covers the following areas of exposure:

A.           environment;

B.             safety and health;

C.             asset protection;

D.            trade practices;

E.              discrimination and harassment;

F.              conflict of interest; and

G.             ethical standards.

Risk management

Oversight of the risk management system

The Board oversees the establishment, implementation, and annual review of the company’s risk management.  Management is establishing a formalised Risk Management System for assessing, monitoring and managing operational, financial reporting, and compliance risks for the consolidated entity.  The Executive Chairman and the Executive General Manager Finance have declared, in writing to the Board, that except for the conduct related to possible breaches of Australian and New Zealand competition laws detailed in Item 8, “Financial Information – Legal Proceedings”, the financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively.  The operational and other compliance risk management processes have also been assessed and found to be operating effectively.

The Audit and Compliance Committee reports to the Board on the status of the implementation of the risk management program which is aimed at ensuring risks are identified, assessed and appropriately managed.

Major risks arise from such matters as actions by competitors, government policy changes, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, environment, occupational health and safety, property, financial reporting, and the purchase, development and use of information systems.

Risk management and compliance and control

The Board is responsible for the overall internal control framework, but recognises that no cost-effective internal control system will preclude all errors and irregularities.  The Board’s policy on internal control is comprehensive, details of which are available on the company’s website.  It comprises the company’s internal compliance and control systems, including:

•        operating unit controls – operating units confirm compliance with financial controls and procedures including information systems controls detailed in procedures manuals;

•        functional specialty reporting – key areas subject to regular reporting to the board include treasury and derivatives operations, environmental, legal and self insurance matters; and

•        investment appraisal – guidelines for capital expenditure include annual budgets, detailed appraisal and review procedures, levels of authority and due diligence requirements where businesses are being acquired or divested.

Comprehensive practices, have been established to address:

•           capital expenditure and revenue commitments above a certain size obtain prior Board approval;

•           financial exposures are controlled, including the use of derivatives.  (Further details of the company’s policies relating to interest rate management, forward exchange rate management and credit risk management are included in the Notes to the Consolidated Financial Statements included herein.);

•           occupational health and safety standards and management systems are monitored and reviewed to achieve high standards of performance and compliance with regulations;

•           business transactions are properly authorised and executed;

•           the quality and integrity of personnel (see below);

•           financial reporting accuracy and compliance with the financial reporting regulatory framework (see below);

•           environmental regulation compliance (see below).

The consolidated entity strives to ensure that its products are of the highest standard.  Towards this aim it has undertaken a program to achieve AS/NZS ISO 9002 quality assurance accreditation for each of its business segments.

Financial reporting

The Executive Chairman of the Board of Directors and the Executive General Manager Finance have declared, in writing to the Board, that except for the conduct related to possible breaches of Australian and New Zealand competition laws detailed in Item 8, “Financial Information – Legal Proceedings”, the company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Assessment of effectiveness of risk management

The internal auditors assist the Board in ensuring compliance with the internal controls and risk management programs by regularly reviewing the effectiveness of the abovementioned compliance and control systems.  The Audit and Compliance Committee is responsible for approving the program of internal audit visits to be conducted each financial year and for the scope of the work to be performed on a regular basis.

Ethical standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity.  Every employee has a nominated supervisor to whom they may refer any issues arising from their employment.  The Board reviews the Corporate Code of Conduct and Ethics Policy regularly and processes are in place to promote and communicate these policies.

D.                                   Employees

	as at June 30
Employee Numbers by Industry Segments	2004	2003

Amcor PET Packaging	6,191	5,601
Amcor Australasia	6,756	7,113
Amcor Flexibles Europe	7,606	6,766
Amcor Sunclipse	2,204	2,367
Amcor Rentsch and Closures	3,140	3,883
Amcor Asia	2,833	2,765
Corporate/Other	333	115
TOTAL	29,063	28,610

Employee Numbers by Geographic Segments	as at June 30 2002

Amcor Australasia	7,793
Amcor North America	5,006
Amcor Europe	7,926
Amcor Asia	2,782
Corporate/Other	123
TOTAL	23,650

E.                                     Share Ownership

The following table sets forth, as at June 30, 2004 the relevant interest of each Director and Executive Officer in the share capital of the company as notified by the Directors to the Australian Stock Exchange.

Number of
Name	Shares Owned

Fully Paid Ordinary Shares

C I Roberts	114,421
R H Jones	381,764
E A Alexander (1)	26,258
D C K Allen	55,857
R K Barton	25,270
G J Pizzey	6,408
G A Tomlinson	39,684

I G Wilson	62,085
L J Lachal (2)	299,469
P S Wilson	204,835
P R Sutton	275,000
W P Day	59,452
W J Long	100
G S James	70,360
K N MacKenzie	500

(1)  E A Alexander also holds 50,000 partly paid shares paid to five cents.

(2)  L J Lachal also holds 20,000 partly paid shares paid to one cent.

The aggregate of the fully paid ordinary shares in the above table represents approximately 0.2% of the company’s fully paid ordinary shares.

As of December 20, 2004 executive officers and employees had been issued with 12,816,395 ordinary shares representing approximately 1.5% of issued capital, under employee share purchase plans.

Share Based and Employee Bonus Compensation Plans

Employee Share Purchase Plans

In 1985, the consolidated entity established the Employee Share Purchase Plan (ESPP). The maximum number of shares that can be issued under all plans cannot exceed 10% of the company’s issued capital.

•                  Employee Incentive Share Plan

Under the Employee Incentive Share Plan (EISP), shares are offered for the benefit of all full-time employees, permanent part-time employees and executive directors of Amcor Limited with more than twelve months’ service.  The number of shares offered depends upon the company’s increase in earnings per share and is currently on the following basis:  an increase in earnings per share of less than 5% will result in no offer; from 5% to 10%, an offer of 100 shares; from more than 10% to 15%, an offer of 200 shares will be made; and above 15%, an offer of 300 shares will be made.

Under the EISP, shares have been issued at a 40% discount to the prevailing market price of Amcor Limited shares.  The subscription amount is funded by an interest-free loan from the company with the exception of senior executives who are not provided with the loan facility.  Dividends on the shares are applied in repayment of the loan balance.  If the employee leaves the company, the shares are sold and the proceeds are applied to discharge the loan.  The employee is not liable for any deficiency upon such discharge.

Due to the restrictions of the Sarbanes-Oxley Act of 2002 in the US, no such loans referred to in the above plans have been made or extended to directors and executive officers since July 1, 2002.

•                  Senior Executive Retention Share Plan

Under the Senior Executive Retention Share Plan (“SERSP”), the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at the Board’s discretion.  The shares may not be disposed of by the employee for a restricted period of up to 5 years, unless the employee ceases employment 3 years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restricted period for cause or poor performance.  The shares subject to the SERSP carry full dividend entitlements and voting rights.

Employee Share/Option Plans

In 1985, the consolidated entity also established the Employee Share/Option Plan (ESOP).  Under the ESOP, partly paid shares or options of the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.  The shares are issued at market price at the time of issue.  The call outstanding only becomes payable on retirement, death or at the directors’ discretion.  These shares do not carry dividend entitlements unless determined otherwise by the directors.  Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Options granted under the ESOP may be issued upon such terms and subject to such conditions as the directors of the company determine at the time.  Options which have been granted under the ESOP have an exercise price which is based on the market price of Amcor Limited ordinary shares at the date of grant of the options.

2000 CEO Restricted Share and Option Issue

Shareholders at the 2000 Annual General Meeting approved the issue of three million options to the Managing Director/Chief Executive Officer.  The grant of options was made on August 18, 2000 at an exercise price of $5.67 which was the weighted average market price of Amcor Limited shares traded on the Australian Stock Exchange (ASX) for the week ended August 18, 2000.  All options previously held by the Managing Director/Chief Executive Officer were cancelled following the approval by shareholders of the issue of the three million options.

These options were issued in three equal annual tranches.  Each tranche is subject to two performance hurdles: for the first half of each tranche, the Board must be satisfied that the Managing Director/Chief Executive Officer has continued to demonstrate effective performance having regard to the financial and operating performance of the

Company and any other factors affecting the reputation of the company or otherwise as the Board deems appropriate.  For the second half, the Amcor Limited total shareholder return is to exceed a comparator total shareholder return.  Full details of these performance criteria are set out in the explanatory notes mailed to shareholders for the 2000 Annual General Meeting.

At the 2000 Annual General Meeting, shareholders also approved the issue of Restricted Shares to the Managing Director/Chief Executive Officer as part of his Short Term Incentive Bonus (STI Bonus).  The number of Restricted Shares depends upon both the size of the STI Bonus in each year and a formula which incorporates the simple average of the closing price of Amcor Limited shares for each ASX trading day of the relevant year.

Details of the terms of issue of both the options and the Restricted Shares are set out in full in the explanatory notes for the 2000 Annual General Meeting.

2002 CEO Option Issue

Shareholders at the 2002 Annual General Meeting approved the issue of three million options to the Managing Director/Chief Executive Officer.  The grant of options was made on August 14, 2002 at an exercise price of $8.20.  These options were issued in three equal annual tranches.  Each tranche is subject to the Amcor Limited total shareholder return exceeding a comparator total shareholder return.  Full details of these performance criteria are set out in the explanatory notes mailed to shareholders for the 2002 Annual General Meeting.

Other Compensation Plans

The Employee Bonus Payment Plan (EBPP) is an alternative to the ESPP and the ESOP and is in place in countries where the company is unable to issue shares or options. Participants are offered entitlements and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the ESPP) all dividends paid on the shares during this time. Employees are only able to convert their entitlements into a cash bonus payment when they leave the company or three years have passed since the date on which the entitlements were originally issued.

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in a Senior Executive Retention Payment Plan (“SERPP”) under which Plan entitlements, instead of fully paid ordinary shares, are issued in part satisfaction of an employee’s remuneration for the relevant financial year.  The value of each Plan entitlement is linked to the performance of Amcor Limited shares (including the value of accrued dividends).  Plan entitlements may be converted into a cash payment after the 5 year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time.  If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met. This plan closed in 1999.

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements. During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited shares.

Phantom options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above. The phantom option plan operates in a manner similar to other option plans although no entitlements to actual shares or options exist.

Options

As at June 30, 2004, the number of options over ordinary shares held by Executive Officers in the company are set out below;

Name	Number of Shares Underlying Options Owned	Exercise Price A$	Expiration Date

R H Jones(1)	3,000,000	5.67	1 Oct 2005
	3,000,000	8.20	30 Sept 2008
W P Day	100,000	6.62	1 Oct 2005
	50,000	6.02	13 Sept 2006
	250,000	7.87	24 Mar 2010
L J Lachal	24,000	5.16	14 Sept 2005
	200,000	7.87	24 Mar 2010
W J Long	300,000	7.30	1 July 2007
	44,000	8.20	1 Nov 2012
	200,000	7.87	24 Mar 2010
G S James	20,000	6.02	13 Sept 2006
	44,000	8.20	1 Nov 2012
	150,000	7.87	24 Mar 2010
P S Wilson	50,000	5.43	8 Nov 2004
	200,000	5.10	1 Oct 2005
	50,000	6.47	16 Sept 2004
	40,000	5.16	14 Sept 2005
	150,000	7.87	24 Mar 2010
P R Sutton (1)	100,000	5.24	15 Feb 2006
	80,000	5.24	1 Oct 2005
	50,000	6.02	13 Sept 2006
	44,000	8.20	1 Nov 2012
	200,000	7.87	24 Mar 2010
K N MacKenzie	80,000	6.03	1 Oct 2006
	10,000	6.47	16 Sept 2004
	8,000	5.16	14 Sept 2005
	5,000	6.02	13 Sept 2006
	88,000	8.20	1 Nov 2012
	100,000	7.87	24 Mar 2010

(1)  On December 7, 2004 the Chairman of Amcor Limited, Mr Chris Roberts, announced the resignation of Mr R H (Russell) Jones and Mr P R (Peter) Sutton.  These options have now been cancelled.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                   Major Shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.   To our knowledge, based on substantial shareholder notices filed with the Australian Stock Exchange as of 27 September 2004, the following table identifies those shareholders who beneficially own 5% or more of our ordinary shares and their holdings as of the date of their last respective notices.

Shareholder	Fully Paid Ordinary Shares	Percentage of Total Shares

Mondrian Investment Partners Limited (1)	67,329,189	7.66

There are no arrangements known to Amcor, the operation of which may at a subsequent date result in a change in control of Amcor. Major shareholders enjoy no rights different from any other holder of Amcor’s Ordinary Shares.

Major Shareholders Over Previous Three Years

Date of Notice	Name of Shareholder	% of Voting Shares at Year-end
3 Aug 2001	Delaware International Advisers Ltd	9.24
20 Aug 2001	Maple-Brown Abbot Ltd	5.08
21 Aug 2001	Maple-Brown Abbot Ltd	Ceased to be substantial shareholder
8 Jul 2002	Delaware International Advisers Ltd	8.11
10 Jul 2002	Commonwealth Bank of Australia	5.05
4 Sep 2002	Commonwealth Bank of Australia	6.05
12 Mar 2003	Delaware International Advisers Ltd	6.73
4 Jun 2003	Commonwealth Bank of Australia	5.03
5 Jun 2003	Commonwealth Bank of Australia	Ceased to be substantial shareholder
15 Jan 2004	Delaware International Advisers Ltd	7.76
30 Apr 2004	Delaware International Advisers Ltd	10.00
27 Sep 2004	Mondrian Investment Partners Limited (1)	7.66

(1) - Previously Delaware International Advisors Ltd

B.                                   Related Party Transactions

A number of loans have been provided by the Company to, or for the benefit of, certain Directors who are Executives and Executive Officers.  The aggregate amount of such loans outstanding as at October 14, 2004 was A$1.1 million. Interest on these loans is charged at a rate varying from 0% to 5%.  This represents 0.02 per cent of total equity as at June 30, 2004.  (See Note 31 to the Consolidated Financial Statements for details on loans issued and repaid).  In addition, the Company continues to guarantee, in favour of a Director who is an Executive, a loan of A$0.4 million. Due to the restrictions of the recently enacted Sarbanes-Oxley Act of 2002 in the US, no such loans have been made or extended to Directors and Executive Officers since July 1, 2002.

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

C.                                   Interests of Experts and Counsel

Not Applicable

ITEM 8    FINANCIAL INFORMATION

A.                                   Financial Statements

Amcor’s Consolidated Financial Statements are included as Item 18

Legal Proceedings

CFMEU Proceedings

On June 15, 2000, the Construction, Forestry, Mining and Energy Union (CFMEU) filed a proceeding in the Federal Court of Australia against Amcor. The proceeding related to a claim for redundancy-related payments arising out of the change of employment of CFMEU members stemming from the demerger by Amcor in April 2000 of the PaperlinX Group.

On May 13, 2002 the court found that Amcor employees whose employment was transferred to PaperlinX Ltd had technically been made redundant and that the Court could not interpret the relevant clauses of the certified agreement in a manner which relieved Amcor of the obligation to make redundancy severance payments to the transferred employees. Amcor appealed this decision.

The appeal was heard by the Full Bench of the Federal Court on February 24, 2003 and its decision, dismissing Amcor’s appeal was handed down on March 28, 2003. Amcor subsequently filed an application for special leave to appeal to the High Court, which was granted on December 12, 2003. The appeal was heard by the High Court on August 4, 2004 and the decision on the appeal is pending. After considering legal advice, the directors are of the opinion that no provision is required.

However, in the event we are ultimately unsuccessful in the appeal, we could be required to make redundancy payments to the former employees. Such payments, if eventually required may have a material effect on Amcor’s results of operations in the year such a judgement is made. It is not possible to reliably estimate the amounts which might be involved.

Anti-Trust Investigations and Related Management Changes

Board Announcements

On November 23, 2004, Amcor announced that it had received information that led it to believe the Company’s Australian business may have been involved in conduct which breaches competition laws.  Amcor immediately informed the ACCC of the information received and informed the ACCC that it would provide full cooperation in any investigation which the ACCC undertakes.  Amcor also initiated its own investigation of these matters.

On December 7, 2004, Amcor announced that after it had received the information referred to in its November 23 announcement, the Board immediately:

•                                         notified the ACCC of the information and advised the ACCC that it would cooperate fully with any investigation by the ACCC;

•                                         notified the ASX of possible breaches of competition laws; and

•                                         instructed its legal advisors to review the available information and to conduct interviews with relevant members of management who may be able to assist in the investigation.

In the December 7 announcement the Board stated that it had met on December 6, 2004 to receive and consider an interim report in the matter from its legal advisors.  The Board also resolved to accept offers of resignation given by each of Mr. Russell Jones (Managing Director of the Company) and Mr. Peter Sutton (Managing Director, Amcor Australasia) from their employment (and any directorships and other positions) with the Amcor Group.  Mr. Peter Brown retired as Managing Director of Amcor Australasia in October 2003 and became a consultant to the Group.  That consultancy was also terminated.

The Board announced its intention that Messrs. Jones and Sutton would receive only their minimum legal entitlements on resignation and that any additional contractual payments (whether by way of accrued performance payments or payments in lieu of notice or otherwise) would not be made to them.

The Board also announced the following interim appointments:

•                                         Mr. Chris Roberts (Chairman) would become Executive Chairman.

•                                         Mr. Louis Lachal, who was then the Executive General Manager Operations would become the Acting Chief Operating Officer of the Company.  Mr. Lachal has been with the Amcor Group for 24 years and has worked in a number of divisions, both in Australia and the United Kingdom.

•                                         Mr. Darryl Roberts, who was then the Group General Manager Fibre Packaging in Australasia, would become the Acting Managing Director of Amcor Australasia.  Mr Roberts has extensive experience working within a number of divisions in Australasia, including 10 years managing the metal can operations.

The Board has commenced the process of identifying suitable candidates for subsequent appointment to the executive positions.

The Board’s December 7 announcement included the following background information.

On September 28, 2004, four senior executives who had worked in the corrugated box business of the Amcor Group in Australia resigned.  On November 10, 2004, Amcor sought orders in the Federal Court relating to the return of confidential information belonging to the Amcor Group and injunctions to prevent use of that information by those former executives.  Subsequently, the Company joined Mr. Jim Hodgson (former head of its Australia and New Zealand corrugated box business) to the proceeding.  The Federal Court granted orders providing for the delivery up of any such confidential information.

On the afternoon of November 19, 2004, the solicitors for those former executives delivered material to the Company’s solicitors which suggested that the Company may have been involved in conduct which breached competition laws.  As noted above, on November 22, 2004, the Company’s Board met to discuss the matter and resolved to refer the material which it had to the ACCC and to fully cooperate with any investigation which the ACCC may undertake.

The Board also resolved that the Company would urgently undertake its own investigation of the matter.

The Company’s investigation is at an early stage.  To date, its investigation has revealed that certain of its officers and employees appear to have entered into and given effect to arrangements which constituted cartel conduct in the corrugated box business in Australia and New Zealand.  The full nature and extent of the cartel conduct has not yet been ascertained by the Company.

The Board is continuing to investigate the full nature and extent of the cartel conduct in the corrugated box business in Australia and New Zealand.  At this stage, the Board is not aware of any cartel conduct affecting any other part of the Company’s operations.  It is to be expected that the ACCC, in the course of its investigation, will seek to ascertain whether any cartel conduct has occurred in any of the Company’s operations other than its corrugated box business in Australia and New Zealand.

The Australian and New Zealand corrugated box business represented approximately 9% of Group sales revenue and 8% of Group PBITA in the year ended June 30 2004, 9% of Group sales revenue and 9% of Group PBITA in the year ended June 30 2003, and 11% of Group sales revenue and 11% of Group PBITA in the year ended June 30 2002.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (TPA).

On November 22, 2004 Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (ACCC Leniency Policy).

The ACCC Leniency Policy allows for immunity from ACCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel.  To obtain immunity, an applicant must meet certain requirements (see http://www.accc.gov.au/content/index.phtml/itemId/454181), including the provision of full co-operation on a continuous basis with the ACCC in its investigation and any ensuing proceedings.

In circumstances where the ACCC Leniency Policy does not apply, the ACCC will consider any application for leniency pursuant to its Cooperation Policy for Enforcement Matters.

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties who claim to have suffered loss or damage as a result of a contravention of the TPA to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (Commerce Act).

On November 29, 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (NZ Leniency Policy).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel (see http://www.comcom.govt.nz/TheCommission/LeniencyPolicy/leniencypolicynew.aspx).

Amcor was granted conditional immunity on December 1, 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of the cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of the amounts, if any, which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and New Zealand.

The following factors (among others) would be relevant to any attempted assessment of any such estimate or estimated range:

•                                         First, a breach of Australia’s relevant anti-trust laws may involve the imposition of a civil pecuniary penalty for a corporation of up to $10 million for each breach.  Corporations found to be in breach of New Zealand’s relevant anti-trust laws may face, for each breach, a civil pecuniary penalty up to the greater of:

•                                          NZ$10 million; or either

•                                          three times the value of any commercial gain resulting from the contravention; or

•                                          if the commercial gain cannot be ascertained, 10 per cent of the annual turnover of the body corporate and its interconnected bodies corporate as a result of trading by that body corporate in New Zealand.

A court may, in its discretion, choose to impose a penalty for a lesser amount.

•                                         Second, at this early stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of anti-trust laws may have occurred.  Based on the limited information which Amcor has received since it first became aware of the cartel conduct on November 19, 2004, Amcor believes that cartel conduct may have occurred in Australia and New Zealand for a number of years.  Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•                                         Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy.  It is not possible at such an early stage in the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or part, or of the financial impact if either of such applications is not successful.

•                                         Fourth, Amcor does not know when the ACCC and NZCC will make a decision as to whether to commence legal proceedings, and, if a decision is taken to commence proceedings, when any such proceedings will be commenced.  Any such legal proceedings may not be heard and determined by the courts for a number of years.  Accordingly, no reliable assessment can be made at present of how many breaches of anti-trust laws may be found by the courts to have occurred or as to the quantum of any pecuniary penalties which may be imposed by the courts.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in any proceedings which may be instituted by third parties.

Although it is not possible to establish a reasonable estimated range of either penalties or damages, there can be no assurance that the penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Other

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

B.            Significant Changes

No significant changes have occurred since the date of the Consolidated Financial Statements, except for those disclosed in Note 32 to the Consolidated Financial Statements Events Subsequent to Balance Date.

ITEM 9    THE OFFER AND THE LISTING

Markets

The principal trading market for Amcor’s shares is the Australian Stock Exchange Limited. Amcor’s Ordinary Shares are also listed on the New Zealand Stock Exchange.  American Depositary Shares (“ADSs”), each representing four Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which JPMorgan Chase Bank is the Depositary, are quoted on the NASDAQ National Market System.  In addition to these ADRs, as of June 30, 2004, there were 3,809 shareholders whose registered addresses are situated in the United States holding in total 2,129,567 Amcor Ordinary Shares, which is equivalent to 0.24% of Amcor’s issued share capital.

The following table sets out, for the periods indicated, the respective highest and lowest prices for Amcor ADSs as traded on the NASDAQ National Market System (with each ADS representing four Ordinary Shares) and for Amcor’s Ordinary Shares reported as the last sale on any trading day on the Australian Stock Exchange Limited.

	American Depositary
	Shares				Ordinary Shares
	High		Low		High		Low
1998-99 From July 1998 to June 1999*	US$	24.13	US$	13.25	A$	9.05	A$	5.64

1999-00 From July 1999 to June 2000*	US$	22.69	US$	11.38	A$	8.66	A$	4.79

2000-01 From July 2000 to June 2001	US$	14.48	US$	10.31	A$	6.84	A$	5.04

2001-02 First Quarter	US$	14.59	US$	11.07	A$	7.05	A$	5.69
Second Quarter	US$	14.97	US$	12.10	A$	7.16	A$	6.20
Third Quarter	US$	16.80	US$	14.61	A$	7.87	A$	7.11
Fourth Quarter	US$	16.69	US$	12.40	A$	9.10	A$	7.17

2002-03 First Quarter	US$	19.79	US$	17.04	A$	8.86	A$	8.00
Second Quarter	US$	19.48	US$	17.85	A$	8.49	A$	7.93
Third Quarter	US$	20.40	US$	18.73	A$	8.68	A$	7.76
Fourth Quarter	US$	22.20	US$	19.78	A$	8.55	A$	8.05

2003-04 First Quarter	US$	24.47	US$	21.60	A$	9.16	A$	8.03
Second Quarter	US$	25.30	US$	23.25	A$	9.09	A$	8.01
Third Quarter	US$	25.69	US$	22.70	A$	8.30	A$	7.47
Fourth Quarter	US$	22.20	US$	19.78	A$	8.05	A$	6.51

2004-05 June	US$	20.10	US$	17.90	A$	7.22	A$	6.51
July	US$	20.82	US$	18.75	A$	7.17	A$	6.65
Augt	US$	20.88	US$	18.98	A$	7.39	A$	6.65
September	US$	21.20	US$	19.98	A$	7.53	A$	6.99
October	US$	22.80	US$	19.90	A$	7.65	A$	6.90
November	US$	24.35	US$	22.65	A$	7.90	A$	7.32

* Pre PaperlinX Limited demerger.

The last reported sale of our ordinary shares on December 20 , 2004 on the ASX was A$7.17 . The last reported sale of our ADSs on December 20, 2004 on Nasdaq was US$21.97.

ITEM 10                                                ADDITIONAL INFORMATION

A.                                   Share Capital

Not applicable

B.                                   Constitution

The following provides information on the material provisions of Amcor’s constitution. A full copy of Amcor’s constitution is filed with the SEC.

Certain information in the constitution on Directors is also included in Item 6, “Directors, Senior Management and Employees”.

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

Powers of the Board

The management and control of the business and affairs of Amcor are vested in the Board including raising or borrowing money, guaranteeing debts or obligations of any person, providing security for a debt and authorizing persons in whose favour debenture, mortgage or other security is executed to make calls on shareholders in respect of uncalled capital.

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

C.                                   Material Contracts

There were no material contracts, other than those entered into in the normal course of business, to which the company or any member of the group is a party from July 1, 2002 to the date of this report.

D.                                   Exchange Controls and Other Limitations Affecting Security Holders

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

Substantial Interest

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

The Act provides that the number of votes attached to a voting share in a company is the maximum number of votes that can be cast in respect of the share on a poll:

•                       on the election of a director of the company (if the election of directors is determined by the casting of votes attached to voting shares); or

•                       on the adoption or amendment of the company’s constitution (if the election of directors is not determined by the casting of votes attached to voting shares).

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

E.                                     Taxation

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

From July 1, 2003 the applicable rates of dividend withholding tax are as follows:

0% - for 80% or greater shareholders (down from 15%)

5% - for 10% or greater shareholders (down from 15%)

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

bWith effect from July 1, 1994, unfranked dividends paid to non-residents of Australia will, in certain circumstances, be wholly or partly exempt from Australian withholding tax.  Where the unfranked dividend is paid out of profits derived by Amcor from qualifying foreign dividends, withholding tax will not be payable on any foreign dividend account (“FDA”) amount specified in a notice provided by Amcor to shareholders.

Since the introduction of the imputation system, 27 dividend distributions have been made by Amcor, all of which have been at least partly franked.  Dividend distributions, paid in April 1995, October 1995, April 1996 and October 1996 were franked to 100%. The dividends paid in April 1997 were franked to 70%. Dividends paid in October 1997 and April 1998 were franked to 25% and those paid in October 1998 were franked to 35%. The dividends paid in April 1999, October 1999 and April 2000 were franked to 20%. The dividend paid in October 2000 was franked to 35% and the dividends paid in April 2001, October 2001, March 2002, October 2002 and April 2003 were franked to 50%. The dividends paid in October 2003, March 2004 and September 2004 were franked to 40%. Amcor has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted.

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

From October 1, 1999 any taxable unindexed capital gain on ADSs or Ordinary Shares acquired on or after October 1, 1999 and held for at least one year is reduced by half for individuals and by one third for superannuation funds. Individuals and superannuation funds that acquired ADSs and Ordinary Shares before October 1, 1999 and hold them for at least one year can either calculate their taxable unindexed capital gain, as above or choose to make an indexed capital gain being the whole of the difference between the realisation price and the indexed cost base as at September 30, 1999. Corporations do not benefit from such concessions and are disadvantaged by the removal of indexation.

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

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder you must include in your gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Ordinary Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid (before reduction for Australian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).  The dividend is ordinary income that you must include in income when you receive the dividend, either actually or constructively, in the case of Ordinary Shares, or when the depositary receives such dividend, in the case of ADSs. For tax years beginning after December 31, 2002, dividends will be taxed at capital gains rates, 15% for individuals with taxable income in an income tax bracket above 15% and 5% for those with taxable income in the 10% - 15% tax brackets. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or Ordinary Shares and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs.  Generally such gain or loss will be long-term capital gain or loss if your holding period for such Ordinary Shares or ADSs exceeds one year and any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes. As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003, long-term capital gains of a non-corporate U.S. holder occurring after May 6, 2003 are subject to tax at 15% for those with taxable income in an income tax bracket above 15% and 5% for those with taxable income in the 10% - 15% tax brackets.  For sales or exchanges occurring prior to May 6, 2003, the maximum capital gains rate is 20%. (10% for individuals in the 10% or 15% tax bracket).  However, for tax years beginning after December 31, 2000, lower capital gain rates may apply depending on the holding period and the U.S. individual holder’s tax bracket.  A lower capital gains rate of 18% (8% for individuals in the 10% or 15% tax bracket) may be applied if the individual holds the asset more than five years.

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

F.                                      Dividends and Paying Agents

Not applicable

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549.  Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

I.                                         Subsidiary Information

Not applicable.

ITEM 11                                                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking statements. See comments regarding “Forward Looking Statements” on page 4 of this report.

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

As at June 30, 2004, Amcor’s ratio of fixed rate debt to total debt was 64%, up from 55% at June 30, 2003.  The increase in the proportion of fixed rate debt was due to the issue of a 7 year €350 million Eurobond at a fixed coupon of 4.25% in March 2004. The Eurobond replaced a number of maturing floating rate debt facilities and was also used to repay euro denominated debt that had been drawn to fund acquisitions completed during the year.  Amcor achieved an average interest rate paid on all borrowings (excluding the coupon on PACRS) for 2003-04 of 4.7% (5.0% last year in 2002-03). This was largely due to the Eurobond replacing more expensive floating rate debt and the overall low interest rate environment experienced in the majority of countries in which Amcor operates.

Amcor enters into interest rate swap agreements and forward rate agreements to allow the consolidated entity to swap floating rate borrowings into fixed rates.  Interest rate swaps are also used to swap fixed rate borrowings into floating rates.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies, to hedge the investment in self sustaining foreign operations. Maturities of swap contracts are principally between one and three years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

From time to time the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.

In March 2004, Amcor issued EUR350 million Amcor Limited Eurobond notes in the Eurobond market.  The notes mature in 2011 and pay an annual coupon of 4.25%.

In December 2002, Amcor successfully completed arrangements for a US$500 million private placement of debt securities to US-based institutional investors. The placement was done in tranches of 7, 10, 12 and 15 years (average duration – 11.5 years) at a weighted average interest rate of 5.8%.

The placement was made in two instalments with US$350 million being used immediately to replace the bridge finance facility established at the time of the Schmalbach-Lubeca acquisition and a further US$150 million refinancing notes that matured in June 2003.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

	Fixed interest maturing in:
2003-04	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted average interest rate
	A$m	A$m	A$m	A$m	A$m	A$m
Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
Undated subordinated convertible securities	—	4.6	332.3	—	—	332.3	7.25%
	1020.8	4.6	478.9	1,400.8	2,018.4	4923.5	4.69%
Interest rate swaps
US$	(8.3)	—	8.3	—	—	—	7.65%
Euro	(480.0)	—	480.0	—	—	—	4.81%
A$	480.0	—	(480.0)	—	—	—	(5.67)%
	(8.3)	—	8.3	—	—	—	4.55%
Cross Currency Interest Rate Swaps
A$	607.0	—	—	—	—	607.0	5.54%
Euro	(607.0)	—	—	—	—	(607.0)	(1.94)%
A$	116.0	—	—	—	—	116.0	6.19%
CA$	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

	Fixed interest maturing in:
2002-03	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted average interest rate
	A$m	A$m	A$m	A$m	A$m	A$m
Financial Assets
Cash	141.5	—	—	—	—	141.5	2.61%
Receivables	20.5	—	—	—	1,565.6	1,586.1	3.28%
Other financial assets	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,587.1	1,749.1	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Commercial paper	108.4	—	—	—	—	108.4	2.65%
US$ Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%
Dividend payable					8.8	8.8	—
Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%
	1,218.6	11.2	549.6	757.8	1,800.0	4,337.2	5.00%
Interest rate swaps/FRAs
US$	(8.6)	—	8.6	—	—	—	7.65%
A$	(100.0)	—	100.0	—	—	—	6.75%
Euro	(480.0)	—	480.0	—	—	—	4.81%
A$	480.0	—	(480.0)	—	—	—	(5.67)%
	(100.0)	—	100.0	—	—	—	4.90%
Cross Currency Interest Rate Swaps
A$	607.0	—	—	—	—	607.0	4.80%
Euro	(607.0)	—	—	—	—	(607.0)	(2.43)%
A$	116.0	—	—	—	—	116.0	5.29%
CA$	(116.0)	—	—	—	—	(116.0)	(4.02)%
	—	—	—	—	—	—	3.78%

Foreign Currency Exchange Rate Risk

In relation to transactional foreign currency exposures, Amcor policy is to hedge all net forecast or actual currency exposures greater than A$100,000.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts payable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2004	2003	2004	2003
	Weighted Average Rate	Weighted Average Rate	A$m	A$m
Buy Contracts

0 – 12 months
Canadian Dollar	—	1.03	—	1.0
Swiss Franc	0.82	0.88	12.4	11.9
Danish Kroner	4.26	4.34	16.1	9.1
European Currency Unit	0.56	0.58	141.1	198.4
United Kingdom Pound	0.38	0.40	80.1	44.7
Japanese Yen	75.10	73.61	0.1	0.8
Norwegian Krone	4.75	4.69	0.7	0.6
New Zealand Dollar	1.13	1.12	4.9	4.9
Swedish Krona	5.26	5.37	13.3	15.4
United States Dollar	0.69	0.61	85.2	82.3
More than12 months
European Currency Unit	0.59	0.55	2.2	8.9
New Zealand Dollar	1.30	1.30	77.2	77.2
United States Dollar	0.71	0.54	5.3	1.4

Sell Contracts

0 – 12 months
Swiss Franc	0.89	—	3.5	—
New Zealand Dollar	1.15	1.11	35.1	26.7
United States Dollar	0.69	0.62	49.2	2.8

Commodity Risk

Amcor enters into various fixed price swap contracts on behalf of certain customers.  Hedging undertaken is based on customer instructions, and all related costs are passed on to the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2004	2003	2004	2003
	Average Fixed Price	Average Fixed Price	Contract Amounts	Contract Amounts
	(US$/tonne)	(US$/tonne)	A$m	A$m
Buy Contracts

0 – 12 months
ALU	1,576.9	1,388.3	17.0	15.2

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

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency Amcor is contracted to receive when settlement occurs.  As at June 30, 2004 the sum of all contracts with a positive replacement cost was A$50.5 million compared to A$50.3 million at June 30, 2003.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at June 30 are as follows:

	Carrying Amount 2004	Net Fair Value 2004	Carrying Amount 2003	Net Fair Value 2003
	A$m	A$m	A$m	A$m
Financial Assets

Cash	131.0	131.0	141.5	141.5
Receivables	1,633.2	1,633.2	1,586.1	1,586.1
Other financial assets	12.9	12.9	21.5	21.5

Financial Liabilities

Payable	1,781.6	1,781.6	1,525.7	1,525.7
Bank and other loans	882.8	882.8	1,005.3	1,005.3
Commercial paper	186.3	186.3	108.4	108.4
US$Notes	723.7	723.7	748.9	748.9
Eurobond	612.0	612.0
Lease liabilities	99.9	99.9	150.4	150.4
Employee entitlements	315.5	315.5	343.5	343.5
Dividends/distributions payable	8.8	8.8	8.8	8.8
Undated subordinated
convertible securities	332.3	332.3	515.3	515.3

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation reflects the estimated amounts which Amcor expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of off balance sheet financial instruments held as at reporting date are:

	2004	2003
	A$m	A$m

Interest rate swaps	(20.3)	(21.3)
Cross currency swaps	35.1	41.7
Forward foreign exchange contracts	12.2	2.9
Commodity fixed price swaps	1.5	—

Net Gain/(Loss)	28.5	23.3

ITEM 12                                               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13                                               DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                                               MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15                                               CONTROLS AND PROCEDURES

We have received information that leads us to believe that certain officers and employees in the Company’s corrugated box business in Australia and New Zealand appear to have entered into, and given effect to, arrangements which constituted cartel conduct.  See Item 8, “Financial Information – Legal Proceedings”, for further information relating to this matter.  We informed the ACCC and the NZCC and we are cooperating with the investigations they have initiated.  We are also conducting our own investigation of these matters.  The preliminary results of our investigation indicate that there have been weaknesses in internal disclosure controls and procedures in relation to the recording, processing, summarizing and reporting in a timely manner to all appropriate people within the Company of information concerning our compliance with competition laws and related matters.  We are continuing to investigate the circumstances relating to these matters and the effectiveness of our disclosure controls and procedures.

Under the requirements of the United States Sarbanes-Oxley Act of 2002, the Executive Chairman and the Chief Financial Officer must each review and evaluate the Company’s disclosure controls and procedures, including internal control over financial reporting.  This evaluation has been performed, with the participation of the Company’s management.  Based on that evaluation they have concluded that, except for the conduct related to possible breaches of Australian and New Zealand competition laws referred to above, which remains under investigation, the Company’s disclosure controls and procedures were effective as at June 30, 2004.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A                                      AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms Elizabeth Alexander is an “audit committee financial expert”. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, her responsibilities are the same as those of the other audit committee members. She is not an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of Amcor’s financial statements and financial disclosures. The audit committee relies on the information provided by management and the external auditor. The audit committee does not have the duty to plan or conduct audits to determine Amcor’s financial statements and disclosures are complete and accurate.

ITEM 16B                                      CODE OF ETHICS

Amcor has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Amcor Limited Corporate Code of Conduct and Ethics Policy and can be accessed on the Company’s website at www.amcor.com.au. No amendments to the code of ethics were made during 2004.

ITEM 16C                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

		Year Ended June 30, 2004	Year Ended June 30, 2003
		A$’000	A$’000
(a)	Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
	Auditors of the company – KPMG
	- parent entity	814	760
	- controlled entities	6,423	4,926
		7,237	5,686
(b)	Remuneration for audit-related services
	Completion audits and acquisition/equity raising due diligence	82	208
	Other assurance services (1)	2,776	862
		2,858	1,070
(c)	Remuneration for tax services
	Tax compliance and advisory services	1,157	1,606

(d)	Remuneration for other services	—	—

(1)          Includes audit of local statutory financial statements, assurance services in respect of Amcor’s IFRS implementation project and audit of Amcor’s US GAAP financial statements

Pre-Approval Policy

The following non-audit services pre-approval policy has been adopted by Amcor.

To achieve the appropriate balance, there are two broad principles which Amcor will adhere to:

1.                   The external auditors should not provide services which are fundamentally in conflict with their role as independent statutory auditors. In broad terms this means that they should not be in a position where they are seen to:

•             assume the role of or as employees of Amcor

•             perform work which they will subsequently be required to audit;

•             become an advocate for Amcor; or

•             have a mutual or conflicting interest with Amcor.

2.                   For services that do not come into these categories, it is in the best interests of Amcor that the company is able to select the best service provider for particular services, provided that there is appropriate transparency and proper approval processes are in place.

Non-Audit - The external auditors shall not provide services to Amcor which are services considered to be in conflict with the guiding principles set out by current and prospective Australian and international legislative requirements, including the Sarbanes-Oxley Act, passed in the United States in August 2002. In particular, the external auditors may not provide the following non-audit services:

1.                    Bookkeeping or other services related to the accounting records or financial statements of Amcor.

2.                    Financial information systems design and implementation.

3.                    Appraisal or valuation services, where these result in figures which are included in the company’s accounts;

4.                    Fairness opinions.

5.                    Actuarial services.

6.                    Internal audit outsourcing services.

7.                    Secondments to Amcor or other engagements involving management or human resources functions.

8.                    Broker or dealer, investment adviser or investment banking services.

9.                    Legal services or expert witness services unrelated to the audit.

Other services, including taxation services, may be provided by the external auditors provided pre-approval has been obtained from the Audit & Compliance Committee.

Permitted non-audit service engagements (PNASEs) may be provided by external auditors, subject to adherence to the following process:

•                       All PNASEs must be notified, with reasonable specificity to the Chairman of the Audit & Compliance Committee;

•                       The notification must specify the services to be provided, specify the period during which the services will be performed and specify the maximum total fees to be paid, before the engagement is commenced;

•                       Any one member of the Audit & Compliance Committee is delegated to pre-approve individual PNASEs up to a financial limit of A$500,000;

•                       The Secretary of the Audit & Compliance Committee shall keep a financial year running list of approved PNASEs and submit the cumulative list, together with a reasonably specific description of services provided to each meeting of the Audit & Compliance Committee for noting; and

•                       The Audit & Compliance Committee must specifically preapprove all proposed PNASEs. Where pre-approval is to be sought for the external auditors to perform non-audit services, this should in the first instance be referred to the Executive General Manager Finance who will seek the appropriate Audit & Compliance Committee pre-approval prior to commencement of the work.

Certification of each PNASE recommended for pre-approval by the Executive General Manager Finance must be supported by a confirmation by the external auditor that the performance of the proposed engagement will not impair the independence of the external auditor under applicable law in Australia or the United States. The external auditor will provide the Audit & Compliance Committee with an annual certification of their continued independence, under applicable law and professional standards both in Australia and in the United States and, in particular, confirm that they have not carried out any engagements during the year which would impair their professional independence.

Our Audit & Compliance Committee has not approved any services described in categories (b) through (d) above pursuant to paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01.

ITEM 16D                                      EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 17                                               FINANCIAL STATEMENTS

Not applicable, as we comply with Item 18.

ITEM 18                                               FINANCIAL STATEMENTS

Consolidated Financial Statements - see pages F1 to F100

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

Amcor Limited
(Registrant)

/s/ Bert Guy
Bert Guy
Company Secretary

Date: December 23, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Amcor Limited Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of Amcor Limited and its subsidiary companies (the consolidated entity) as of June 30, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity and for each of the years in the three-year period ended June 30, 2004, all expressed in Australian dollars.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the consolidated entity at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/ KPMG
KPMG

Melbourne, Australia

August 19, 2004, except as to note 32(C), which is as of December 23, 2004

Notes 1 to 33 form part of these accounts and are to be read in conjunction therewith.

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30

		(in millions of A$)
	Notes	2004	2003	2002
Revenues
Net sales		10,405.9	10,709.9	7,472.4
Other revenues	2	175.0	248.1	1,059.8
Total revenue		10,580.9	10,958.0	8,532.2

Costs and expenses
Costs of goods sold		(8,589.7)	(8,786.8)	(6,053.4)
Selling, general and administrative		(1,327.9)	(1,481.5)	(1,331.1)
Research and development		(46.4)	(44.8)	(36.0)

Total costs and expenses		(9,964.0)	(10,313.1)	(7,420.5)
Interest expense		(145.4)	(156.3)	(130.5)

Operating profit before income tax	3	471.5	488.6	981.2

Income tax expense	5	(111.3)	(110.5)	(120.2)

Operating profit before minority interest		360.2	378.1	861.0

Minority interest in operating profit after tax		(14.5)	(16.8)	(9.3)

Net operating profit attributable to members of the Holding Company		345.7	361.3	851.7

All revenue and expenses relate to continuing operations.

	(in millions of A$, except for share and per share data)
	2004	2003	2002
Earnings per share calculation

Net operating profit after significant items (after convertible reset security distribution) (3)	293.3	309.0	815.3

Net significant items after income tax	94.6	70.1	(534.8)

Net operating profit before significant items	387.9	379.1	280.5

After tax effect of interest on convertible securities	1.4	6.0	28.1

After tax cost of convertible reset security distribution	—	—	25.5

Diluted operating profit before significant items	389.3	385.1	334.1

Diluted operating profit after significant items (including after tax effect of dilutive securities)	294.7	315.0	868.9

Reconciliation of average number of shares

Basic average number of shares (m’s)	867.1	836.0	666.5

Impact of dilutive securities (m’s)	7.8	22.2	123.3

Dilutive average number of shares (m’s)	874.9	858.2	789.8

Basic earnings per share:
- before significant items (cents)	44.7	45.3	42.1
- after significant items (cents)	33.8	37.0	122.3

Diluted earnings per share:
- before significant items (cents)	43.7	44.7	42.3
- after significant items (cents)	33.7	36.7	110.0

Dividends per ordinary share (cents)
- Interim	16.0	15.0	14.0
- Final	16.0	15.0	14.0

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(number of shares in millions)
Potential common shares (1)	141.1	128.0	—
Options over common shares (2)	—	—	2.0

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

(3)          Adjusted for $52.4 million (2003 $52.3 million) convertible reset security distribution.

AMCOR LIMITED

CONSOLIDATED BALANCE SHEETS

AT JUNE 30

		(in millions of A$)
	Notes	2004	2003

Current assets
Cash and deposits	6	148.3	162.0
Accounts receivable	7	1,407.0	1,399.3
Inventories	8	1,369.6	1,284.0
Prepaid expenses		127.1	105.2
		3,052.0	2,950.5

Non-Current assets
Accounts receivable	9	80.7	60.0
Amounts due from related parties	9	1.1	1.1
Investments	10	12.9	21.5
Property, plant and equipment	11	4,745.0	4,295.6
Intangible assets	12	2,062.7	1,956.9
Other non-current assets	13	332.0	276.7
		7,234.4	6,611.8

TOTAL ASSETS		10,286.4	9,562.3

		(in millions of A$)
	Notes	2004	2003
Current liabilities

Accounts payable	14	1,831.1	1,646.0
Bank and other borrowings	15	726.3	869.9
Other liabilities and provisions	16	419.3	509.8
		2,976.7	3,025.7

Non-Current liabilities

Bank and other borrowings	15	1,678.5	992.7
Other liabilities and provisions	16	591.3	461.9
Minority shareholders’ interest in subsidiary companies		90.6	196.0
Undated subordinated convertible securities	17	332.3	446.2
		2,692.7	2,096.8
TOTAL LIABILITIES		5,669.4	5,122.5

Shareholders’ equity

Authorised capital - 1,000,000,000 ordinary shares (2003 1,000,000,000) Issued fully and partly paid ordinary shares and convertible reset securities – 885,840,883 ordinary shares (2003: 856,589,964)	18	3,351.9	3,135.3
Reserves		(349.2)	(210.8)
Retained profits		1,614.3	1,515.3

Shareholders’ equity attributable to members of the Holding Company		4,617.0	4,439.8
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		10,286.4	9,562.3

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30

	(in millions of A$)
	2004	2003	2002
ISSUED FULLY AND PARTLY PAID ORDINARY SHARES AND CONVERTIBLE RESET SECURITIES

Opening balance	3,135.3	2,972.8	1,401.6

Issue of convertible reset securities	—	—	207.4

Issue of shares to employees in lieu of bonus payments	1.4	2.3	1.4

Employee share/option plan	20.7	28.3	23.4

Calls on partly-paid shares	3.3	4.6	6.7

Dividend Reinvestment Plan	94.7	112.7	134.9

Cost of employee share plan	(3.4)	(3.7)	(3.6)

Conversion of convertible securities	99.9	34.4	0.1

Institutional equity placement (net of transaction costs)	—	(16.1)	835.4

Retail share offer	—	—	365.5

TOTAL FULLY AND PARTLY PAID ORDINARY SHARES AND CONVERTIBLE RESET SECURITIES	3,351.9	3,135.3	2,972.8

	(in millions of A$)
	2004	2003	2002
RETAINED PROFITS

Retained profits at beginning of period	1,515.3	1,348.6	726.4

Adjustment to opening retained profits on application of:
Revised AASB 1028 ‘Employee Benefits’	—	(1.5)	—
AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	101.5	—

Aggregate of amounts transferred from Reserves	73.0	(1.5)	13.1

Net profit attributable to members of the Holding Company	345.7	361.3	851.7

Final dividend	(127.6)	(115.5)	(115.2)

Interim dividend	(139.7)	(125.3)	(91.0)

Distribution paid on convertible reset securities	(43.7)	(43.6)	(28.6)

Distribution accrued on convertible reset securities	(8.7)	(8.7)	(7.8)

RETAINED PROFITS AT END OF PERIOD	1,614.3	1,515.3	1,348.6

	(in millions of A$)
	2004	2003	2002
ASSET REVALUATION RESERVE

Opening balance	144.4	144.4	140.1
Adjustment/revaluation of non-current assets	—	—	(2.3)
Transfer (to)/from retained profits	(7.5)	—	6.6
Closing balance	136.9	144.4	144.4

EXCHANGE FLUCTUATIONS RESERVE

Opening balance	(355.2)	(71.1)	89.4
Currency translation adjustments	(67.7)	(413.0)	(59.0)
Currency translation adjustments arising on designated hedges of net investments in self sustaining operations (before income tax)	3.3	181.9	(116.9)
Income tax effect of currency translation adjustments arising on hedges of net investments in self sustaining operations	(1.0)	(54.5)	35.1
Transfer to retained profits	(65.5)	1.5	(19.7)
Closing balance	(486.1)	(355.2)	(71.1)

EQUITY SHARE OF ASSOCIATES RESERVES

Opening balance	—	—	3.0
Increments/(decrements)	—	—	(3.0)
Closing balance	—	—	—
TOTAL RESERVES	(349.2)	(210.8)	73.3
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	4,617.0	4,439.8	4,394.7

AMCOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

	(in millions of A$)
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	10,453.7	10,514.4	7,714.7
Payments to suppliers and employees	(9,222.8)	(9,471.4)	(6,725.0)
Dividends received	0.6	1.0	49.1
Interest received	14.7	9.6	17.3
Borrowing costs paid	(165.6)	(155.6)	(137.8)
Income taxes paid	(105.8)	(86.6)	(59.9)
Other income received	57.0	63.3	42.3
NET CASH FROM OPERATING ACTIVITIES (1)	1,031.8	874.7	900.7

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to associated companies	—	—	(11.8)
Loans repaid by associated companies and other persons	24.5	—	10.8
Acquisition of:
Controlled entities and businesses	(618.9)	(2,857.9)	(195.4)
Property, plant and equipment	(605.4)	(890.1)	(351.0)
Additional payments for controlled entities	—	—	(175.5)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	40.2	186.2	9.6
Equity accounted investments	—	—	775.0
Property, plant and equipment	98.3	57.9	207.1
NET CASH (USED IN)/FROM INVESTING ACTIVITIES	(1,061.3)	(3,503.9)	268.8

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends and other distributions paid	(225.0)	(193.0)	(211.3)
Proceeds from share issues, convertible securities and call on partly-paid shares	13.2	27.8	1,602.3
Proceeds from borrowings	5,280.3	6,752.4	3,651.5
Repayment of borrowings	(4,817.1)	(6,146.4)	(4,217.5)
Principal lease repayments	(144.8)	(43.1)	(15.1)
NET CASH FROM FINANCING ACTIVITIES	106.6	397.7	809.9
NET INCREASE/(DECREASE) IN CASH HELD	77.1	(2,231.5)	1,979.4

CASH AT THE BEGINNING OF THE FINANCIAL YEAR	46.1	2,287.4	314.0
Exchange rate changes on foreign currency cash balances	(2.1)	(9.8)	(6.0)
CASH AT THE END OF THE FINANCIAL YEAR (2)	121.1	46.1	2,287.4

		(in millions of A$)
		2004	2003	2002
(1)	RECONCILIATION OF OPERATING PROFIT
	AFTER TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	OPERATING PROFIT AFTER INCOME TAX	360.2	378.1	861.0
	Depreciation of property, plant and equipment	459.4	453.5	278.2
	Amortization of leased assets	13.2	14.9	8.4
	Amortization of goodwill	131.2	138.8	54.5
	Interest capitalized	(4.5)	(0.3)	(0.8)
	Finance charges on leased assets	4.7	6.3	—
	Profit on disposal of non-current assets	(30.6)	(13.3)	(9.0)
	Profit on disposal of business	(4.1)	(6.1)	18.6
	Profit on disposal of investment	—	(1.5)	(553.4)
	Increase in current and deferred taxes	10.7	3.3	60.3
	(Decrease)/increase in provisions	(55.4)	(15.1)	8.3
	Decrease in sundry assets	(19.9)	(31.6)	—
	Non-cash significant item	50.2	37.5	—
	Less share of associate companies’ net profits after adding back dividends received	—	—	(0.3)

	CASH FLOW FROM OPERATIONS BEFORE CHANGES IN ASSETS AND LIABILITIES	915.1	964.5	725.8

	Changes in assets and liabilities excluding acquisitions/disposals of subsidiaries and businesses:

	Decrease in accounts receivable and prepaid expenses	143.7	113.9	60.5
	Increase in inventories	(18.1)	(23.3)	90.6
	(Decrease)/increase in accounts payable	(8.9)	(180.4)	23.8
	NET CASH FROM OPERATING ACTIVITIES	1,031.8	874.7	900.7

(2)	RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts.  Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Cash and deposits – refer Note 6	131.0	141.5	2,307.1
	Short-term deposits – refer Note 6	17.3	20.5	17.9
	Bank overdrafts – refer Note 15	(27.2)	(115.9)	(37.6)
		121.1	46.1	2,287.4

(3)	NON-CASH FINANCING ACTIVITIES
	Capital lease obligations incurred by entering into leases for new equipment	104.0	136.0	0.2

During the year ended June 30, 2004, the consolidated entity recognised property, plant and equipment with an aggregate value of $104.0 million (2003 $136.0 million) by means of finance leases.  Dividends of $94.7 million (2003 $112.7 million) were paid for via the Dividend Reinvestment Plan and convertible securities of $99.9 million (2003 $34.4 million) were converted into fully paid ordinary shares.  These transactions are not reflected in the Statements of Cash Flows.

AMCOR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003-2004

GENERAL

Amcor Limited is a dedicated global packaging company with 76% of total sales and total assets outside Australasia.

INDEX

1	Accounting policies
2	Other revenue
3	Operating profit before income tax
4	Significant items
5	Income tax expense
6	Cash and deposits
7	Accounts receivable – current
8	Inventories
9	Accounts receivable – non-current
10	Investments
11	Property, plant and equipment
12	Intangible assets
13	Other non-current assets
14	Accounts payable
15	Bank and other borrowings
16	Other liabilities and provisions
17	Undated subordinated convertible securities
18	Share capital
19	Employee benefits/employee share schemes
20	Capital expenditure commitments
21	Lease commitments
22	Other expenditure commitments
23	Contingent liabilities
24	Auditors’ remuneration
25	Remuneration of Directors and executives
26	Superannuation commitments
27	Segment reporting
28	Acquisition of subsidiaries/businesses
29	Disposal of subsidiaries/businesses
30	Additional financial instruments disclosure
31	Related party disclosures
32	Events subsequent to balance date
33	Reconciliation of accounts to US GAAP

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

(2)                                 Basis of Preparation

The financial report of the consolidated entity is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 (‘Australian GAAP’).

This financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

The preparation of the financial statements involves management estimates.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

The Consolidated Statements of Income, Balance Sheets and Statements of Shareholders’ Equity are prepared using a US GAAP format for presentation of operating profit, assets, liabilities and shareholders’ equity which have been measured in accordance with Australian GAAP.

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

(5)                                 Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred tax liability.  The deferred tax asset and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realization.  These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped.  The tax effect of capital losses is not recorded unless realization is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (‘ATO’).  In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of the expense.

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

Depreciation rates used for each class of asset are as follows:

•                  Land improvements between 1% - 3% (2003 1% - 3%)

•                  Buildings between 1% - 5% (2003 1% - 5%)

•                  Plant and equipment between 3% - 25% (2003 3% - 25%)

•                  Finance leases between 4% - 20% (2003 4% - 20%)

(7)                                 Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ service provided to reporting date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Long Service Leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to reporting date.

Liabilities which are not expected to be settled within 12 months are discounted using the rate attaching to those national government securities at reporting date which most closely match the terms of maturity of the related entitlements.

Profit Sharing and Bonus Plans

A liability is recognized for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (EBPP) are estimated and accrued at the end of the financial reporting period.

Employee Share and Option Plans

The consolidated entity maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’).  Both Schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

Issues relating to the ESPP and the ESOP are detailed in Note 19.

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

Superannuation Funds

The consolidated entity contributes to employee superannuation funds.  Contributions are charged against profit as and when they are incurred.  Further information is set out in Note 19.

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

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognized at the date of acquisition where:

•             the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition;

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

Insurance and Other Claims

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

(9)                                 Borrowing Costs

Borrowing costs include interest, amortization of discounts or premiums relating to borrowings, amortization of ancillary costs incurred in connection with the arrangement of borrowings, foreign exchange differences on borrowings other than those designated as net investment hedges and lease finance charges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items, in which case, interest is capitalized as a cost of the asset up to the time it is ready for its intended use and amortized over the expected useful economic life.

The total amount of interest capitalized during the year as part of the carrying amount of assets is shown in Note 3.

(10)                          Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the financial report, are brought to account at cost and dividend income is recognized in the Consolidated Statements of Income when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates.  Associates are those entities over which the consolidated entity exercises significant influence, but does not control.  The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves.  Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount.  These amounts are recognized in the Consolidated Statements of Income and consolidated reserves.

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

(14)                          Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 18 and 19.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity.  The Consolidated Statements of Income do not include the coupon interest on the PACRS or PACRS2.

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

Eurobond notes are carried at face value less their discount, with the discount amortised over the period to maturity.  Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. Where applicable, these securities have been translated at the rate of exchange ruling at reporting date. Interest payable on these securities is recognized when entitlements accrue and is calculated in accordance with the terms of each issue.  The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 17.

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

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the Consolidated Balance Sheets until the hedge transaction occurs.  When recognized, the net receivables or payables are revalued using the rate of exchange ruling at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, the deferred gains and losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction when it occurs.  Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, deferred gains and losses that arose on the hedge instrument are included in the Consolidated Statements of Income.

Net receipts and payments under the interest rate swap contracts, forward rate agreements and cross currency swaps are recognized on an accruals basis as an adjustment to interest expense.  The premiums paid on interest rate options are included in other assets and amortized to borrowing costs over the term of the agreement.

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

Expenditure on significant commercial development, including major software applications and associated systems, is capitalized and amortized over the period of time during which the benefits are expected to arise, typically not exceeding 10 years.

(17)                          Trademarks / Licences

The consolidated entity writes off expenditure on trademarks / licences to profit as incurred.

(18)                          Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 ‘Accounting for Goodwill’.

All goodwill is amortized in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.  The unamortized balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

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

(21)                          Repairs and Maintenance

Costs associated with repairs and maintenance are expensed as incurred where such costs serve to maintain the asset’s operating capacity at its previously assessed standard of performance.

(22)                          Reclassification of Financial Information

Certain items in the comparative periods have been reclassified to conform to current period disclosures.

Note 2    OTHER REVENUES

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Interest received	13.2	10.0	16.4
Dividends received	0.6	1.0	0.8
Gross proceeds on disposal of non-current assets	98.7	75.4	231.7
Gross proceeds on disposal of businesses and controlled entities	2.1	98.4	55.4
Gross proceeds on disposal of investments	—	—	697.5
Other	60.4	63.3	58.0
TOTAL OTHER REVENUE	175.0	248.1	1,059.8

Note 3             OPERATING PROFIT BEFORE INCOME TAX

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Operating profit before income tax arrived at after (charging)/crediting:
Amortization and depreciation:
of property, plant and equipment - refer Note 1(6)	(459.4)	(453.5)	(278.2)
of leased assets - refer Note 1(15)	(13.2)	(14.9)	(8.4)
of goodwill and other intangibles - refer Note 1(18)	(131.2)	(138.8)	(54.5)
	(603.8)	(607.2)	(341.1)
Interest paid:
Finance charges on leased assets – refer Note 1(15)	(4.7)	(6.3)	(4.7)
Other persons	(138.4)	(143.8)	(126.6)
Interest capitalized - refer Note 1(9)	4.5	0.3	0.8
	(138.6)	(149.8)	(130.5)
Interest received	13.2	10.0	16.4
Net interest	(125.4)	(139.8)	(114.1)
Other borrowing costs	(6.8)	(6.5)	(7.4)
Bad debts written off:
Trade debtors	6.2	(1.0)	(2.4)
Provisions:
Employee entitlements and directors’ retiring allowances	(106.0)	(149.3)	(92.7)
Doubtful debts	(1.1)	(18.2)	(13.0)
Diminution in value of inventories	5.4	(23.1)	(10.6)
Insurance/workers’ compensation and other claims	(26.0)	(40.4)	(27.2)
Restructuring	(57.0)	(41.1)	(106.6)
Onerous contracts	(12.8)	—	—
Lease rentals:
Operating leases	(65.0)	(72.8)	(37.3)
Net profit on disposal of non-current assets - refer Note 1(4)	34.7	20.9	9.0
Net foreign exchange gains	4.8	2.4	5.6

Note 4             SIGNIFICANT ITEMS

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Significant items before income tax
PET business integration and restructure	(19.9)	—	—
Flexibles’ market sector rationalization	(69.3)	—	—
Write-down residual assets of the former Twinpak group	(10.6)	—	—
Loss on disposal of businesses and subsidiaries	—	—	(18.6)
Profit on disposal of investment	—	—	553.4
Restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	(86.7)	—
Significant Items Before Income Tax	(99.8)	(86.7)	534.8
Related income tax benefit on significant items (where applicable)
Income tax benefit on Flexibles’ market sector rationalization	2.4	—	—
Income tax benefit on write-down of residual assets of the former Twinpak group	2.8	—	—
Income tax benefit on the restructuring expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	16.6	—
Income Tax on Significant Items	5.2	16.6	—
Net Significant Items After Income Tax Attributable to Members of Amcor Limited	(94.6)	(70.1)	534.8

Note 5             INCOME TAX EXPENSE

Prima facie income tax expense calculated at 30% rate of tax on operating profit before income tax	(141.5)	(146.6)	(294.4)

(Add)/deduct the tax effect of:
Different overseas tax rates	(6.9)	(6.2)	—
Non-assessable profits on disposal of controlled entities and investments	—	13.8	168.2
Share of associates’ net profit	—	—	12.0
Capital structures and PACRS	71.9	71.6	10.9
Amortization/write-down of goodwill	(25.7)	(27.9)	(13.1)
Change in estimate of prior year tax provision	9.3	14.3	8.8
Tax loss utilisation	22.9	8.1	—
Tax benefit on significant items not recognised	(25.0)	(9.4)	—
Other	(16.3)	(14.4)	(12.6)
TOTAL INCOME TAX EXPENSE	(111.3)	(110.5)	(120.2)

The balance of the franking account as at June 30, 2004 was nil (2003 nil) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

Note 6             CASH AND DEPOSITS

	At June 30
	(in millions of A$)
	2004	2003
Cash on hand and at bank	127.6	117.0
Deposits at call	3.4	24.5
Short term deposits	17.3	20.5
TOTAL CASH AND DEPOSITS	148.3	162.0

Note 7             ACCOUNTS RECEIVABLE - CURRENT

Trade debtors (1)	1,283.4	1,163.4
Provision for doubtful debts (2)	(51.6)	(59.8)
	1,231.8	1,103.6
Other debtors	157.5	279.6
Other loans	17.7	16.1
TOTAL ACCOUNTS RECEIVABLE	1,407.0	1,399.3

(1) Credit terms vary across the group

(2) The movement in the provision for doubtful debts for the year is explained as follows:
Balance at the beginning of the year	(59.8)	(42.8)
Provided for during the year - refer Note 3	(1.1)	(18.2)
Amounts previously provided for, written off during the year	9.9	11.8
Amounts acquired during the year	(1.0)	(13.0)
Amounts disposed of during the year	—	1.4
Foreign exchange translation	0.4	1.0
Balance at the end of the year	(51.6)	(59.8)

Note 8             INVENTORIES

At cost:
Raw materials and stores	550.5	493.3
Provision for diminution in value	(34.1)	(31.0)
	516.4	462.3
Work in progress	143.8	151.5
Provision for diminution in value	(5.7)	(4.2)
	138.1	147.3
Finished goods	731.7	695.5
Provision for diminution in value	(32.5)	(36.9)
	699.2	658.6
At net realizable value:
Raw materials	3.7	5.3
Finished goods	12.2	10.5
	15.9	15.8
TOTAL INVENTORIES	1,369.6	1,284.0

Note 9             ACCOUNTS RECEIVABLE – NON-CURRENT

	At June 30
	(in millions of A$)
	2004	2003

Loans to executive directors, officers and employees in the full time employment of the consolidated entity (1)

Directors of Amcor Limited	1.1	1.1
Directors of controlled entities	0.1	0.4
Other employees	34.0	34.1
Other loans	46.6	25.5
TOTAL ACCOUNTS RECEIVABLE – NON-CURRENT	81.8	61.1

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

Note 10      INVESTMENTS

Investments in companies listed on stock exchanges at cost	4.5	4.5
Investments in companies not listed on stock exchanges at cost	8.4	17.0
TOTAL INVESTMENTS	12.9	21.5

Summarized and aggregated gross financial data in respect of major associate investments is as follows:

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Income statement items
Sales revenue	—	—	946.9
Operating profit before income tax	—	—	153.8
Income tax expense	—	—	(47.1)
Net Profit	—	—	106.7

As at June 30, 2004, there were no major investments in associates.

Note 11      PROPERTY, PLANT AND EQUIPMENT

	At June 30
	(in millions of A$)
	2004	2003
Land:
At cost	233.6	234.3
	233.6	234.3
Land improvements:
At cost	20.6	15.6
Accumulated depreciation	(3.7)	(2.6)
	16.9	13.0
Buildings:
At cost	772.3	687.3
Accumulated depreciation	(120.8)	(79.5)
	651.5	607.8
Plant and equipment:
At cost	7,371.0	6,329.8
Accumulated depreciation	(3,642.2)	(3,036.6)
	3,728.8	3,293.2
Leased assets:
Finance leases	150.4	167.9
Accumulated amortization	(36.2)	(20.6)
	114.2	147.3
TOTAL PROPERTY, PLANT AND EQUIPMENT	4,745.0	4,295.6

As at June 30, 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments.  The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million compared with net book value of land, land improvements and buildings at 30 June 2003 of $855.1 million.

Note 12      INTANGIBLE ASSETS

	At June 30
	(in millions of A$)
	2004	2003

Goodwill at cost	2,652.4	2,425.4
Other intangibles at cost	53.0	38.6
Accumulated amortisation/write-downs	(642.7)	(507.1)
TOTAL INTANGIBLE ASSETS	2,062.7	1,956.9

Estimated future amortisation charge on other intangibles:

$’m
Fiscal year ending:
30 June 2005	3.3
30 June 2006	2.4
30 June 2007	2.4
30 June 2008	2.4
30 June 2009	2.1

Note 13      OTHER NON-CURRENT ASSETS

Future income tax benefits	238.8	199.4
Supply contract deposits	26.6	28.7
Unamortised borrowing costs	13.1	8.1
Other non-current assets	53.5	40.5
TOTAL OTHER NON-CURRENT ASSETS	332.0	276.7

Note 14      ACCOUNTS PAYABLE

Unsecured creditors
Trade creditors (1)	1,230.0	1,078.0
Other creditors and accruals	576.1	539.4
Accrued interest	25.0	28.6
TOTAL ACCOUNTS PAYABLE	1,831.1	1,646.0

(1)          Terms for trade creditors vary across the group.

Note 15      BANK AND OTHER BORROWINGS

The consolidated entity borrows funds in various currencies to finance the group’s operations.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The consolidated entity does not, as a rule, pledge assets as security for borrowings, however, at June 30, 2004, bank overdrafts, bank loans and other loans totalling $10.2 million (2003 $23.7 million) were secured, principally against group property, plant and equipment.  These security arrangements relate to acquired subsidiaries and were in place prior to the companies concerned becoming part of the consolidated entity.

The carrying value of current and non current pledged assets (included in the total of Property, Plant and Equipment in Note 11) at June 30, 2004 is $66.2 million (2003 $100.0 million), principally representing assets in North America and Europe.  The directors believe there are no restrictions on the net assets of subsidiary companies other than the above mortgages entered into in the normal course of borrowings.

By Currency

The following tables sets out details in respect of the major components of current and non-current Bank and Other Borrowings by currency:

			At June 30
		Interest Rate	(in millions of A$)
Nature of Borrowing	Maturity Date	% p.a.	2004	2003

Current
Secured bank overdrafts (1)/(2)
Swiss Francs	At call	4.50	0.3	—
Euros			—	0.1
Polish Zloty			—	0.1
			0.3	0.2
Secured bank term loans (3)
Indonesian Rupiahs	09/28/2004	10.50	0.6	0.9
United States Dollars			—	1.3
Canadian Dollars			—	3.8
Euros			—	0.1
Turkish Lira			—	0.2
			0.6	6.3

			At June 30
	Maturity	Interest Rate	(in millions of A$)
Nature of Borrowing	Date	% p.a.	2004	2003

Secured mortgage loans (3)
Euros			—	0.2
			—	0.2
Secured other loans (2)
Euros	12/31/2004	Nil	0.3	1.0
Great British Pounds			—	4.5
			0.3	5.5
Total Secured Current Borrowings			1.2	12.2
Unsecured bank overdrafts (1)
Canadian Dollars	At call	Libor	3.6	—
Danish Kroner	At call	Various	2.9	—
Euros	Various	Various	15.9	64.5
Great British Pounds	At call	Variable	2.2	2.8
Malaysian Ringgit	At call	6.75 – 7.00	0.6	0.5
New Zealand Dollars	At call	6.60	0.1	—
Polish Zloty	10/09/2004	Libor + 0.90	0.1	—
Turkish Lira	07/01/2004	Various	0.1	—
United States Dollars	At call	6.00	1.4	47.9
			26.9	115.7
Unsecured bills of exchange (4)
Australian Dollars			—	41.1
United States Dollars	Various	Libor + margin	186.3	67.3
			186.3	108.4
Unsecured bank term loans (5)
Australian Dollars			—	173.6
Brazilian Reals	Various	14.00 – 15.00	6.2	2.6
Chinese Renminbi	Various	Various	7.6	7.0
Euros	Various	Various	66.8	95.0
Indian Rupees	02/24/2005	7.10	2.8	5.4
Indonesian Rupiahs	09/30/2004	8.90 – 10.00	2.2	1.5
Malaysian Ringgits	Various	3.36 – 4.20	11.1	9.9
Philippine Pesos			—	0.8
Polish Zloty	09/14/2004	Libor + 0.75	1.3	—
Swiss Francs			—	30.0
United States Dollars	Various	Various	403.9	300.9
			501.9	626.7

			At June 30
	Maturity	Interest Rate	(in millions of A$)
Nature of Borrowing	Date	% p.a.	2004	2003

Unsecured other loans
Australian Dollars			—	0.7
Euros	Various	Various	0.1	—
Great British Pounds			—	4.6
United States Dollars	Various	Various	9.9	1.6
			10.0	6.9
Total Unsecured Current Borrowings			725.1	857.7
TOTAL CURRENT BORROWINGS			726.3	869.9

(1)          The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $95.5 million (2003 $275.5 million).  As at June 30, 2004 the unused portions of the facilities were $68.3 million (2003 $159.6 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)          These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)          Comprises facilities secured over property, plant and equipment in overseas controlled entities to the extent of $54.9 million (2003 $77.3 million).  The carrying value of the pledged property is $54.5 million (2003 $87.1 million)

(4)          Bills of exchange include:

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at June 30 2004, A$186.3 million of commercial paper was outstanding with an average maturity of 40 days (2003 A$67.3 million).

Promissory Note Facility

An uncommitted promissory note facility of $600 million.  This facility continues indefinitely until terminated by giving prior written notice to the dealer panel.  As at June 30, 2004, there were nil promissory notes outstanding (2003 $41.1 million).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets.  As at June 30, 2004, there were nil euronotes outstanding (2003 nil).

(5)          Relate to various bank borrowings including:

Amcor Limited and Amcor Finance (USA) Inc - $350 million multi-currency facility maturing in September 2005.  Drawings under this facility bear interest at BBSY or LIBOR plus an applicable credit margin (2004 $304.0 million; 2003 $297.2 million).

			At June 30
		Interest Rate	(in millions of A$)
Nature of Borrowing	Maturity Date	% p.a.	2004	2003

Non-current
Secured bank term loans (1)
Euros			—	0.8
New Zealand Dollars	03/31/2009	6.60	2.6	—
Thai Baht	02/28/2007	6.40	6.4	7.6
United States Dollars			—	3.1
			9.0	11.5
Total Secured Non-Current Borrowings			9.0	11.5
Unsecured bank terms loans (2)
Australian Dollars	10/30/2006	BBSY + 0.65	116.0	101.1
Euros	Various	3.35 - 3.40	7.3	56.6
Great British Pounds	06/25/2008	Libor + 0.40	128.2	—
New Zealand Dollars	04/29/2006	6.50	50.6	45.6
United States Dollars	11/30/2008	Libor + 2.00	1.6	19.0
			303.7	222.3
Unsecured US$notes (3)
United States Dollars	Various	4.91 – 5.95	723.7	748.9
			723.7	748.9
Unsecured Eurobond (4)
Euros	03/25/2011	4.25	612.0	—
			612.0	—
Unsecured other loans
Australian Dollars	08/24/2010	Nil	2.3	2.4
Canadian Dollars			—	4.0
Euros	Various	Various	3.4	0.9
United States Dollars	Various	Various	24.4	2.7
			30.1	10.0
Total Unsecured Non-Current Borrowings			1,669.5	981.2
TOTAL NON-CURRENT BORROWINGS			1,678.5	992.7

	At June 30
	(in millions of A$)
	2004	2003

Maturity Profile
Due within 1-2 years	70.7	27.8
Due within 2-3 years	122.6	47.1
Due within 3-4 years	131.3	110.8
Due within 4-5 years	13.9	55.3
Due after 5 years	1,340.0	751.7
BANK AND OTHER BORROWINGS - NON-CURRENT	1,678.5	992.7

(1)          Comprises facilities secured over property, plant and equipment in overseas controlled entities to the extent of $10.8 million (2003 $12.0 million).  The carrying value of the pledged property is $11.7 million (2003 $12.9 million).

(2)          Principally relates to bank borrowings in:

•                      Amcor Finance (New Zealand) Limited - A$50.6 million (2003 A$45.6 million) drawn under a NZ$100 million revolving cash advance facility maturing in 2006.  This facility bears interest at the bank bill rate plus an applicable credit margin.  The entity is charged an annual commitment fee of 30 basis points paid quarterly.

•                      Amcor Packaging (USA) Inc Group - fully drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian Dollars 103.9 million under a cross-currency and interest rate swap.

•                      Amcor Limited - A$128.2 million (2003 A$46.2 million) drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008.  Drawings are in various currencies and bear interest at the applicable LIBOR rate plus a credit margin.  The entity is charged an annual commitment fee of 27.5 basis points paid quarterly.

(3)          Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market.  The notes were issued at face value and have final maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)          Represents EUR350 million Amcor Limited Eurobond notes issued in the Eurobond market.  The notes mature in 2011 and pay an annual coupon of 4.25%.  The discounted proceeds due to the issuer were EUR348.3 million, providing an effective annual interest yield of 4.33%.

Each long term debt facility is subject to standard terms and conditions of borrowing.  Events of default under which facility commitments may be withdrawn include non-payment, cross default, insolvency, material adverse effect, illegality or non-compliance with other obligations.

Note 16      OTHER LIABILITIES AND PROVISIONS

	At June 30
	(in millions of A$)
	2004	2003
CURRENT
Lease liabilities	2.2	139.5

Provisions for:
Dividend/distributions payable	8.8	8.8
Income tax	77.4	74.1
Employee entitlements	159.2	142.8
Insurance and other claims	71.0	67.0
Onerous contracts	9.6	4.2

Amcor Flexibles restructuring
Relocation	2.2	1.4
Plant closure	3.7	3.6
Redundancy	41.1	2.0
Other	9.8	2.9
Total Amcor Flexibles restructuring	56.8	9.9

Amcor PET/Amcor Rentsch-Closures restructuring
Relocation	4.1	4.0
Plant closure	1.0	7.9
Redundancy	1.2	7.8
Asset impairment	2.1	4.3
Other	0.1	7.3
Total Amcor PET/Amcor Rentsch-Closures restructuring	8.5	31.3

Other business groups restructuring
Relocation	6.0	3.2
Redundancy	13.7	14.2
Asset impairment	5.8	7.9
Other	0.3	6.9
Total other business groups restructuring	25.8	32.2
TOTAL OTHER LIABILITIES AND PROVISIONS – CURRENT	419.3	509.8

	At June 30
	(in millions of A$)
	2004	2003
NON-CURRENT
Lease liabilities	97.7	10.9
Other creditors – unsecured	13.2	0.1

Provisions for:
Employee entitlements	74.2	80.3
Deferred tax liabilities	388.5	345.5
Insurance and other claims	3.3	1.6
Onerous contracts	7.8	10.0

Amcor Flexibles restructuring
Relocation	2.5	1.2
Plant closure	—	3.2
Redundancy	—	1.9
Other	3.8	2.6
Total Amcor Flexibles restructuring	6.3	8.9

Amcor PET/Amcor Rentsch-Closures restructuring
Relocation	—	0.5
Redundancy	—	1.3
Asset impairment	—	1.0
Other	0.3	1.8
Total Amcor PET/Amcor Rentsch-Closures restructuring	0.3	4.6
TOTAL OTHER LIABILITIES AND PROVISIONS – NON-CURRENT	591.3	461.9

	2004	2003
	$m	$m
Reconciliations
Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:

Dividends/Distributions
Carrying amount at beginning of year	8.8	123.0
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	(115.2)
Provisions made during the year:
Final dividend 2003	127.6	115.2
Interim dividend 2004	139.7	125.3
PACRS distribution	52.4	52.3
Payments made during the year	(319.7)	(291.8)
Carrying amount at end of year	8.8	8.8

	2004	2003
	$m	$m
Insurance and Other Claims
Current
Carrying amount at beginning of year	67.0	47.9
Provisions made during the year	24.3	40.4
Payments made during the year	(19.5)	(21.3)
Other movements	(0.8)	—
Carrying amount at end of year	71.0	67.0
Non-Current
Carrying amount at beginning of year	1.6	1.8
Provisions made during the year	1.7	—
Other movements	—	(0.2)
Carrying amount at end of year	3.3	1.6

Onerous Contracts
Current
Carrying amount at beginning of year	4.2	—
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	10.1
Provisions made during the year	12.8	—
Payments made during the year	(9.6)	(5.9)
Transfers from non-current	2.2	—
Carrying amount at end of year	9.6	4.2
Non-Current
Carrying amount at beginning of year	10.0	—
Adjustment on adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	10.0
Transfers to current	(2.2)	—
Carrying amount at end of year	7.8	10.0

	2004	2003
	$m	$m
Amcor Flexibles Restructuring
Current
Carrying amount at beginning of year	9.9	49.9
Provisions made during the year	45.9	3.8
Payments made during the year	(10.3)	(67.9)
Business acquisitions	11.3	0.9
Transfer from non-current	—	23.3
Other movements	—	(0.1)
Carrying amount at end of year	56.8	9.9
Non-Current
Carrying amount at beginning of year	8.9	38.9
Provisions made during the year/(provisions released)	(0.2)	—
Payments made during the year	(2.4)	(7.0)
Transferred to current	—	(23.3)
Other movements	—	0.3
Carrying amount at end of year	6.3	8.9

Amcor PET/Amcor Rentsch-Closures Restructuring
Current
Carrying amount at beginning of year	31.3	0.2
Provisions made during the year/(provisions released)	(7.3)	4.3
Payments made during the year	(16.1)	(27.2)
Business acquisitions	—	55.7
Business disposals	—	(3.4)
Other movements	0.6	1.7
Carrying amount at end of year	8.5	31.3

	2004	2003
	$m	$m
Amcor PET/Amcor Rentsch-Closures Restructuring
Non-Current
Carrying amount at beginning of year	4.6	—
Provisions made during the year/(provisions released)	(1.4)	17.5
Payments made during the year	(2.9)	(47.5)
Business acquisitions	—	35.4
Other movements	—	(0.8)
Carrying amount at end of year	0.3	4.6

The carrying amount of the current provision at the end of the year relates to the following business segments (as defined in Note 27):

Amcor Rentsch-Closures

$4.1 million (2003 $4.0 million) of relocation provisions;

$nil (2003 $5.6 million) of redundancy provisions;

$nil (2003 $4.3 million) of asset impairment provisions;

$0.1 million (2003 $4.6 million) of other provisions.

Amcor PET

$1.0 million (2003 $7.9 million) of plant closure provisions;

$1.2 million (2003 $2.2 million) of redundancy provisions;

$2.1 million (2003 $nil) of asset impairment provisions;

$nil (2003 $2.7 million) of other provisions.

The carrying amount of the non current provision at the end of the year relates to the following business segments (as defined in Note 27):

Amcor Rentsch-Closures

$nil (2003 $0.5 million) of relocation provisions;

$nil (2003 $1.3 million) of redundancy provisions;

$nil (2003 $1.0 million) of asset impairment provisions;

$nil (2003 $1.8 million) of other provisions.

Amcor PET

$0.3 (2003 $nil) of other provisions.

Other Business Groups Restructuring - Current
Carrying amount at beginning of year	32.2	28.3
Provisions made during the year	20.0	15.5
Payments made during the year	(26.7)	(11.3)
Business acquisitions	—	(0.3)
Other movements	0.3	—
Carrying amount at end of year	25.8	32.2

The carrying amount at the end of the year relates to the following business segments (as defined in Note 27):

Amcor Rentsch-Closures

$0.2 million (2003 $0.1 million) of other provisions.

$nil (2003 $3.3 million) of asset impairment provisions;

Amcor Australasia

$6.0 million (2003 $3.1 million) of relocation provisions;

$13.7 million (2003 $14.2 million) of redundancy provisions;

$5.8 million (2003 $4.2 million) of asset impairment provisions;

$0.1 million (2003 $0.4 million) of other provisions,

Amcor Asia

$nil (2003 $0.5 million) of asset impairment provisions;

$nil (2003 $0.6 million) of other provisions.

Corporate

$nil (2003 $5.8 million) of other provisions.

Note 17      UNDATED SUBORDINATED CONVERTIBLE SECURITIES

	At June 30
	(in millions of A$)
	2004	2003

1997 issue of 7.25% undated subordinated convertible unsecured notes(1)	332.3	344.5
1994 issue of 6.5% Undated Subordinated Convertible Unsecured Notes(2)	—	101.7
TOTAL UNDATED SUBORDINATED CONVERTIBLE SECURITIES	332.3	446.2

(1)          Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion.  The market price at date of conversion is the last bid price of the Nasdaq National Market on the date of conversion.  The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended 30 June 2004, 4,000 notes were converted to ordinary shares (2003 3,755).

(2)          Original issue of 16,100,000 notes of $9.35 convertible into 1.27 ordinary shares for each note converted. The notes were convertible between 1 July 1995 and 31 October 2003 and could be redeemed after that date at Amcor Limited’s option.

During the year ended 30 June 2004, 10,661,955 notes were converted to ordinary shares and the remaining balance of 210,467 notes were redeemed.

Note 18      SHARE CAPITAL

	At June 30
	(in millions of A$)
	2004	2003
Issued and paid-up:
877,949,796 ordinary shares (2003 848,223,877)	2,755.2	2,538.6

1,792,000 partly paid ordinary shares (2003 2,267,000)	0.1	0.1

6,099,087 Perpetual Amcor Convertible Reset Securities (2003 6,099,087)	596.6	596.6
TOTAL PAID-UP CAPITAL	3,351.9	3,135.3

Perpetual Amcor Convertible Reset Securities (‘PACRS’) are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes.  Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS2 at a coupon rate of 8.57% per annum which are fixed until the first reset dates being 30 April 2006 for PACRS and 30 April 2007 for PACRS2.

On the reset dates, holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount.  The issuer may convert some or all of the outstanding PACRS at any time in the six months before a reset date.  Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

After adjusting for the conversion discount, the number of ordinary shares issued on conversion will be subject to a minimum of approximately 10.26 per PACRS (a maximum conversion price of $9.75 per ordinary share) and a maximum of 100 per PACRS (a minimum conversion price of $1.00 per ordinary share).  The ordinary share price is calculated via reference to the volume weighted average sale price on the ASX during the 20 business days immediately preceding the conversion date.

The fair value of the PACRS as at 30 June 2004 was $670.4 million.

Note 19      EMPLOYEE BENEFITS/EMPLOYEE SHARE SCHEMES

	At June 30
	(in millions of A$)
	2004	2003
Aggregate liability for employee benefits, including on-costs:
Current
Other creditors and accruals	82.1	120.4
Employee entitlements – refer Note 16	159.2	142.8
	241.3	263.2
Non-Current
Employee entitlements – refer Note 16	74.2	80.3
Total Employee Benefits	315.5	343.5

Included in the above employee benefits of the consolidated entity are provisions relating to directors’ retiring allowances.  These provisions only relate to non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors.

Employee Share Purchase Plans (‘ESPP’)

In 1985, the consolidated entity established the ESPP.  The maximum number of shares that can be issued under all plans cannot exceed 10% of the company’s issued capital.

•                                          Employee Incentive Share Plan (‘EISP’)

Under the EISP, shares are offered for the benefit of all full-time employees, permanent/casual employees and executive directors of Amcor Limited with more than 12 months’ service. The number of shares offered depends upon the consolidated entity’s increase in earnings per share and is currently on the following basis: an increase in earnings per share of less than 5% will result in no offer; from 5% to 10%, an offer of 100 shares; from more than 10% to 15%, an offer of 200 shares will be made; and above 15%, an offer of 300 shares will be made.

Under the EISP, shares have been issued at a 40% discount to the prevailing market price of Amcor Limited shares.  The subscription amount is funded by an interest-free loan from the company with the exception of senior executives who are not provided with the loan facility.  Dividends on the shares are applied in repayment of the loan balance.

On 10 February 2004, 16,982 employees in 18 countries elected to participate and received an allotment of 100 ordinary shares each in respect of the 2003 financial year.  1,606,600 ordinary shares were issued at a price of $4.59; and in one country, due to legislative requirements, 91,600 ordinary shares were issued at a price of $1.91.

•                                          Senior Executive Retention Share Plan (‘SERSP’)

Under the second plan, the SERSP, the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at the Board’s discretion.  The shares may not be disposed of by the employee for a restricted period of up to 5 years, unless the employee ceases employment 3 years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restricted period for cause or poor performance.  The shares subject to the SERSP carry full dividend entitlements and voting rights.

	2004	Weighted average Exercise price	2003	Weighted average Exercise price	2002	Weighted average Exercise price
Outstanding at beginning of year	130,000	7.32	80,000	6.74	—	—
Granted	8,000	8.77	50,000	8.25	80,000	6.74
Exercised	—	—	—	—	—	—
Lapsed	(30,000)	6.97	—	—	—	—

Outstanding at end of year	108,000	7.15	130,000	7.32	80,000	6.74

Employee Share/Option Plan (‘ESOP’)

In 1985, the consolidated entity also established the Employee Share/Option Plan (ESOP).  Under the ESOP, partly paid shares or options of the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.  The shares are issued at market price at the time of issue.  The call outstanding only becomes payable on termination, death or at the directors’ discretion.  These shares do not carry dividend entitlements unless determined otherwise by the directors.  Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Options granted under the ESOP may be issued upon such terms and subject to such conditions as the directors of the company determine at the time.  Options granted under the ESOP are exercisable at a price equal to the closing share market price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a four day period up to and including the date of grant.

Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

For the majority of options issued in the years ended June 30, 2004 and June 30, 2003, executives and certain members of staff are generally only eligible to exercise the options issues, if returns on average funds invested exceed targeted levels at the end of the financial reporting period in which the options were granted.  Returns on funds invested are defined as Earnings Before Interest Tax and Amortisation (‘EBITA’).

Details of the total movement in options issued under the ESOP during the three years ended June 30, 2004 are shown in the table below:

		Weighted average		Weighted average		Weighted average
	2004	Exercise price	2003	Exercise price	2002	Exercise price
Outstanding at beginning of year	21,524,850	6.89	9,909,350	5.60	7,987,650	5.53
Granted	6,409,500	7.81	14,439,878	7.46	4,718,500	5.47
Exercised	(2,372,412)	5.59	(2,824,378)	5.31	(2,796,800)	5.20
Lapsed	(1,696,518)	—	—	—	—	—

Outstanding at end of year	23,865,420	7.18	21,524,850	6.89	9,909,350	5.60

2000 CEO Restricted Share and Option Issue

Shareholders at the 2000 Annual General Meeting approved the issue of three million options to the Managing Director/Chief Executive Officer.  The grant of options was made on August 18, 2000 at an exercise price of $5.67 which was the weighted average market price of Amcor Limited shares traded on the Australian Stock Exchange (ASX) for the week ended August 18, 2000.  All options previously held by the Managing Director/Chief Executive Officer were cancelled following the approval by shareholders of the issue of the three million options.

These options were issued in three equal ‘annual’ tranches.  Each tranche is subject to two performance hurdles: for the first half of each tranche, the Board must be satisfied that the Managing Director/Chief Executive Officer has continued to demonstrate effective performance having regard to the financial and operating performance of the Company and any other factors affecting the reputation of the company or otherwise as the Board deems appropriate.  For the second half, the Amcor Limited total shareholder return is to exceed a comparator total shareholder return.  Full details of these performance criteria are set out in the explanatory notes mailed to shareholders for the 2000 Annual General Meeting.

At the 2000 Annual General Meeting, shareholders also approved the issue of Restricted Shares to the Managing Director/Chief Executive Officer as part of his Short Term Incentive Bonus (STI Bonus).  The number of Restricted Shares depends upon both the size of the STI Bonus in each year and a formula which incorporates the simple average of the closing price of Amcor Limited shares for each ASX trading day of the relevant year.

Details of the terms of issue of both the options and the Restricted Shares are set out in full in the explanatory notes for the 2000 Annual General Meeting.

During the year 84,541 ordinary shares were issued by way of bonus for nil consideration with performance restrictions of three and up to five years.

2002 CEO Option Issue

Shareholders at the 2002 Annual General Meeting approved the issue of three million options to the Managing Director/Chief Executive Officer.  The grant of options was made on August 14, 2002 at an exercise price of $8.20.  These options were issued in three equal “annual” tranches.  Each tranche is subject to the Amcor Limited total shareholder return exceeding a comparator total shareholder return.  Full details of these performance criteria are set out in the explanatory notes mailed to shareholders for the 2002 Annual General Meeting.  During the year there were no options issued under this plan.

Other Compensation Plans

The EBPP is an alternative to the ESPP and the ESOP and is in place in countries where the company is unable to issue shares or options. Participants are offered entitlements and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the ESPP) all dividends paid on the shares during this time.  Employees are only able to convert their entitlements into a cash bonus payment when they leave the company or three years have passed since the date on which the entitlements were originally issued.

On February 10, 2004, 2,334 employees in 11 countries elected to participate and received 100 ordinary entitlements each in respect of the 2003 financial year.  233,400 entitlements were issued at a price of $4.59.

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in a Senior Executive Retention Payment Plan (“SERPP”) under which Plan entitlements, instead of fully paid ordinary shares, are issued in part satisfaction of an employee’s remuneration for the relevant financial year.  The value of each Plan entitlement is linked to the performance of Amcor Limited shares (including the value of accrued dividends).  Plan entitlements may be converted into a cash payment after the 5 year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time.  If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).  Details of entitlements issued during the three years ended June 30, 2004 are shown in the table below.

	2004	Weighted average Exercise price	2003	Weighted average Exercise price	2002	Weighted average Exercise price
Outstanding at beginning of year	581,925	7.15	295,000	5.97	250,000	5.71
Granted	—	—	286,925	8.36	45,000	7.42
Exercised	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Outstanding at end of year	581,925	7.15	581,925	7.15	295,000	5.97

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met.  This plan closed in 1999.  Details of entitlements issued during the three years ended June 30, 2004 are shown in the table below.

	2004	Weighted average Exercise price (1)	2003	Weighted average Exercise price	2002	Weighted average Exercise price

Outstanding at beginning of year	73,600	5.63	73,600	5.63	73,600	5.63
Granted	—	—	—	—	—	—
Exercised	(33,600)	4.64	—	—	—	—
Cancelled	—	—	—	—	—	—

Outstanding at end of year	40,000	6.47	73,600	5.63	73,600	5.63

(1)     The exercise price has been reduced by $1.22 to reflect the capital reduction arising from the PaperlinX demerger.

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements.  During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited Shares.  Details of entitlements issued during the three years ended June 30, 2004 are shown in the table below.

	2004	Weighted average Exercise price	2003	Weighted average Exercise price	2002	Weighted average Exercise price

Outstanding at beginning of year	915,398	6.18	615,398	5.68	315,398	5.63
Granted (1)	150,000	8.28	300,000	7.20	300,000	5.74
Exercised	(255,133)	5.58	—	—	—	—
Cancelled	—	—	—	—	—	—

Outstanding at end of year	810,265	6.76	915,398	6.18	615,398	5.68

(1)     During the year, 150,000 shares were issued to an employee who took part of his bonus by way of entitlements under the SAE. The number of entitlements issued was determined by an option price formula determined by the Hay Group. During the period during which the employee holds his entitlements, their value will mirror the fluctuating value of Amcor Limited shares. The employee is able to convert his entitlements to cash as they vest or when he leaves the consolidated entity.

Phantom options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above.  The phantom option plan operates in a manner similar to other option plans although no entitlements to actual shares or options exist.  Details of entitlements issued during the three years ended June 30, 2004 are shown in the table below.

	2004	Weighted average Exercise price	2003	Weighted average Exercise price	2002	Weighted average Exercise price

Outstanding at beginning of year	1,235,000	7.94	—	—	—	—
Granted	480,000	7.88	1,235,000	7.94	—	—
Exercised	(68,800)	7.50	—	—	—	—
Cancelled	(262,200)	—	—	—	—	—

Outstanding at end of year	1,384,000	7.90	1,235,000	7.94	—	—

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

Grant	Exercise date on or		Exercise	Number of options at beginning	Options	Options	Options	Number of options at end of year		Fair value of options at grant date	Proceeds received	Date issued	Number of shares issued	Fair value per share
date	after	Expiry date	price (1)	of year	granted	lapsed	exercised	On issue	Vested
Consolidated Entity - 2004			$							$	$			$
24-Sep-98	24-Sep-01	24-Sep-03	4.64	85,850			85,850			1.98	398,344	Various	85,850	8.59
16-Sep-99	16-Sep-02	16-Sep-04	6.47	810,500			378,000	432,500	432,500	1.36	2,445,660	Various	378,000	8.44
08-Nov-99	08-Nov-99	08-Nov-04	5.43	100,000				100,000	100,000	2.11
31-Jul-00	31-Jul-00	31-Jul-05	5.10	50,000			7,500	42,500	42,500	1.85	38,250	Various	7,500	8.09
18-Aug-00	01-Oct-01	01-Oct-05	5.67	1,000,000				1,000,000	1,000,000	1.71
18-Aug-00	01-Oct-02	01-Oct-05	5.67	1,000,000				1,000,000	1,000,000	1.71
18-Aug-00	01-Oct-03	01-Oct-05	5.67	1,000,000				1,000,000	1,000,000	1.71
14-Sep-00	14-Sep-03	14-Sep-05	5.16	810,000			240,000	570,000	570,000	1.58	1,238,400	Various	240,000	8.51
01-Oct-00	01-Oct-00	01-Oct-05	5.10	415,000			132,000	283,000	283,000	1.56	673,200	Various	132,000	8.64
15-Feb-01	15-Feb-01	15-Feb-06	5.24	100,000				100,000	100,000	1.63
01-Mar-01	01-Mar-01	01-Mar-06	5.47	10,000			10,000			1.69	54,700	Various	10,000	8.98
13-Sep-01	13-Sep-04	13-Sep-06	6.02	1,442,500			160,000	1,282,500		1.34	963,200	Various	160,000	8.33
01-Oct-00	01-Oct-00	01-Oct-06	6.03	100,000				100,000	100,000	1.54
01-Oct-00	01-Oct-00	01-Oct-05	5.10	1,044,000			436,000	608,000	608,000	1.76	2,223,600	Various	436,000	8.57
01-Oct-00	01-Oct-00	01-Oct-05	6.62	50,000				50,000	50,000	1.29
01-Oct-00	01-Oct-00	01-Oct-05	5.30	10,000				10,000	10,000	1.68
01-Oct-00	01-Oct-00	01-Oct-05	5.24	40,000				40,000	40,000	1.71
01-Oct-00	01-Oct-00	01-Oct-06	5.71	30,000			30,000			1.63	171,300	Various	30,000	7.99
14-Aug-02	01-Oct-04	30-Sep-08	8.20	1,000,000				1,000,000		1.72
14-Aug-02	01-Oct-05	30-Sep-08	8.20	1,000,000				1,000,000		1.72
14-Aug-02	01-Oct-06	30-Sep-08	8.20	1,000,000				1,000,000		1.72
01-Oct-02	01-Oct-02	01-Oct-05	5.10	1,590,000			644,000	946,000	946,000	3.09	3,284,400	Various	644,000	8.61

Grant date	Exercise date on or after		Exercise price (1)	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year		Fair value of options at grant date	Proceeds received	Date issued	Number of shares issued	Fair value per share
		Expiry date						On issue	Vested
			$							$	$			$
01-Oct-02	01-Oct-02	01-Oct-05	6.62	50,000				50,000	50,000	2.01
01-Oct-02	01-Oct-02	01-Oct-05	5.30	10,000				10,000	10,000	2.94
01-Oct-02	01-Oct-02	01-Oct-05	5.24	40,000				40,000	40,000	2.98
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000				100,000	100,000	2.47
01-Oct-02	01-Oct-02	01-Oct-06	5.71	30,000			30,000			2.68	171,300	Various	30,000	7.95
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000				40,000	40,000	1.89
01-Nov-02	01-Nov-05	01-Nov-12	8.20	5,927,000		1,273,118	76,562	4,577,320		2.00	627,808	Various	76,562	8.30
01-Nov-02	01-Nov-02	01-Jul-07	7.30	50,000			50,000			1.80	365,000	Various	50,000	8.49
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000				100,000	100,000	1.80
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000				100,000	100,000	1.80
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000				100,000		1.80
01-Nov-02	30-Sep-03	01-Jul-07	7.40	1,145,000		200,000	52,500	892,500	892,500	1.76	388,500	Various	52,500	8.32
01-Nov-02	30-Sep-04	01-Jul-07	7.40	1,145,000		200,000		945,000		1.76
01-Oct-03	01-Oct-03	01-Oct-06	6.03		180,000			180,000	180,000	2.75
01-Oct-03	01-Oct-03	01-Oct-06	5.71		40,000		40,000			2.99	228,400	Various	40,000	7.88
01-Oct-03	01-Oct-03	01-Oct-07	7.25		40,000			40,000	40,000	2.04
13-Oct-03	01-Nov-05	01-Nov-12	8.20		165,000	19,800		145,200		2.43
20-Oct-03	01-Nov-05	01-Nov-12	8.20		30,000	3,600		26,400		2.58
24-Mar-04	24-Mar-07	24-Mar-10	7.87		5,934,500			5,934,500		1.27
31-May-04	24-Mar-07	24-Mar-10	7.87		20,000			20,000		0.74

				21,524,850	6,409,500	1,696,518	2,372,412	23,865,420	7,834,500

(1)  Where necessary, the exercise price has been reduced by $1.22 to reflect the capital reduction arising from the Paperlinx demerger.

The weighted average remaining contractual life for options issued and unexercised at 30 June 2004 is 1,594 days (4.3 years).

The number of options with vesting dates after July 1, 2003 are 19,189,982.  The weighted average fair value for these options vesting is $1.36.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in the year to June 30, 2004, June 30, 2003 and June 30, 2002:

	2004	2003	2002

Dividend yield (%)	3.9	3.4	4.6
Expected volatility (%)	20.0	20.0	22.7
Historical volatility (%)	20.0	20.0	22.7
Risk-free interest rate (%)	5.1	5.3	5.3
Expected life of option (years)	4.9	5.7	5.0

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

Currently, the fair values of options granted are not recognized as expenses in the financial statements.  However, should these grants be expensed, they would be amortized over the vesting periods resulting in an increase in employee benefits expense of $8.0 million for the 2004 financial year (2003 $17.8 million). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

Based on similar valuation principles, if the ESPP shares and the ordinary shares issued for nil consideration (refer above) were to be expensed, an increase in the employee benefit expense of $6.7 million (2003 $10.8 million) would result.

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  Details of these plans are set out in Note 26.

Note 20      CAPITAL EXPENDITURE COMMITMENTS

	At June 30
	(in millions of A$)
	2004	2003
Capital expenditure for plant and equipment contracted but not provided for and payable:

Not later than one year	121.5	128.7
Later than one year but not later than two years	—	54.2
TOTAL CAPITAL EXPENDITURE COMMITMENTS	121.5	182.9

Note 21      LEASE COMMITMENTS

	At June 30
	(in millions of A$)
	2004	2003
Finance Leases
Lease expenditure contracted and provided for:
Not later than one year	2.3	139.7
Later than one year but not later than two years	15.8	2.9
Later than two years but not later than three years	3.8	1.5
Later than three years but not later than four years	2.8	1.1
Later than four years but not later than five years	1.8	1.0
Later than five years	73.5	4.4
Minimum lease payments	100.0	150.6
Less: Future finance charges	(0.1)	(0.2)
TOTAL FINANCE LEASE LIABILITY	99.9	150.4

Current lease liabilities - refer Note 16	2.2	139.5
Non-current lease liabilities - refer Note 16	97.7	10.9
TOTAL FINANCE LEASE LIABILITY	99.9	150.4

The consolidated entity leases equipment under finance leases expiring from one to 11 years.  At the end of the lease term, the consolidated entity has the option to purchase the equipment at an agreed residual value.

OPERATING LEASES
Lease expenditure contracted but not provided for and payable:
Not later than one year	123.0	142.0
Later than one year but not later than two years	110.8	128.5
Later than two years but not later than three years	96.4	121.6
Later than three years but not later than four years	83.1	88.2
Later than four years but not later than five years	66.7	116.8
Later than five years	166.4	373.7
TOTAL OPERATING LEASE COMMITMENTS	646.4	970.8

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases.  Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Note 22      OTHER EXPENDITURE COMMITMENTS

	At June 30
	(in millions of A$)
	2004	2003
Expenditure contracted but not provided for covering supplies and services to be provided:
Not later than one year	25.8	14.2
Later than one year but not later than two years	9.7	1.6
Later than two years but not later than five years	18.1	5.0
Later than five years	22.2	18.1
TOTAL OTHER EXPENDITURE COMMITMENTS	75.8	38.9

Note 23      CONTINGENT LIABILITIES

Details of contingent liabilities which the directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                      Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and work cover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at March 31, 2000.

•                      Under the terms of the ASIC Class Order 98/1418 (as amended) dated August 13, 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries.  No liabilities subject to the deeds of cross guarantee at June 30, 2004 are expected to arise to Amcor Limited and its subsidiaries as all such subsidiaries were financially sound and solvent at that date.

•                      On June 15, 2000, the Construction, Forestry, Mining and Energy Union (CFMEU) filed a proceeding in the Federal Court of Australia against Amcor. The proceeding related to a claim for redundancy-related payments arising out of the change of employment of CFMEU members stemming from the demerger by Amcor in April 2000 of the PaperlinX Group.

On May 13, 2002 the court found that Amcor employees whose employment was transferred to PaperlinX Ltd had technically been made redundant and that the Court could not interpret the relevant clauses of the certified agreement in a manner which relieved Amcor of the obligation to make redundancy severance payments to the transferred employees. Amcor appealed this decision.

The appeal was heard by the Full Bench of the Federal Court on February 24, 2003 and its decision, dismissing Amcor’s appeal was handed down on March 28, 2003.  Amcor subsequently filed an application for special leave to appeal to the High Court, which was granted on December 12, 2003.  The appeal was heard by the High Court on August 4, 2004 and the decision on the appeal is pending.  After considering legal advice, the directors are of the opinion that no provision is required.

However, in the event we are ultimately unsuccessful in the appeal, we could be required to make redundancy payments to the former employees.  Such payments, if eventually required may have a material effect on Amcor’s results of operations in the year such a judgement is made.  It is not possible to reliably estimate the amounts which might be involved.

Note 24      AUDITORS’ REMUNERATION

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Audit services:

Auditors of the consolidated entity – KPMG
Audit and review of financial reports	7.2	5.7	6.0

Other auditors of the consolidated entity
Audit and review of financial reports	—	2.2	—

Other services:

Auditors of the consolidated entity – KPMG
Taxation services	1.1	1.6	1.0
Completion audits and acquisition/equity raising due diligence	0.1	0.2	2.2
Other assurance services	2.8	0.9	0.7

	4.0	2.7	3.9
Other auditors of the consolidated entity:
Taxation services	—	12.1	—
Completion audits and acquisition/equity raising due diligence	—	2.8	—
Other assurance services	—	0.2	—

	—	15.1	—
KPMG related practices: (1)
Systems review	—	—	0.4
Other	—	—	0.1

	—	—	0.5

(1)  Relates to fees paid to KPMG Consulting Australia to October 3, 2001. The business was sold on October 3, 2001 and ceased to be a related practice of KPMG.

Note 25      REMUNERATION OF DIRECTORS AND EXECUTIVES

Directors

The following persons were directors of Amcor Limited during the financial year:

C I Roberts - Chairman

R H Jones - Managing Director and Chief Executive Officer

E A Alexander

D C K Allen

R K Barton

T C Bergman

G J Pizzey

G A Tomlinson

T C Bergman resigned from the position of Non-Executive Director on October 23, 2003.

G J Pizzey was appointed as a Non-Executive Director on September 23, 2003.

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year:

Name	Position	Employer

W P Day	Executive General Manager Finance	Amcor Limited
L J Lachal	Executive General Manager Operations	Amcor Limited
G S James	Chief Executive Officer - Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc
I G Wilson	Strategic Development Director	Amcor Limited

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The objective of the company’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered.  The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders and conforms with market best practice for delivery of reward.  The directors ensure that executive reward satisfies the following key criteria for good reward governance practices:

•                  competitiveness and reasonableness

•                  acceptability to shareholders

•                  performance linkage/alignment of executive compensation

•                  transparency

•                  capital management.

In consultation with external remuneration consultants, the company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders’ interests:

•                  focuses on sustained growth in share price and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value

•                  attracts and retains high calibre executives.

Alignment to program participants’ interests:

•                  rewards capability and experience

•                  reflects competitive reward for contribution to shareholder growth

•                  provides a clear structure for earning rewards

•                  provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long term incentives.  As executives gain seniority within the consolidated entity, the balance of this mix shifts to a higher proportion of ‘at risk’ rewards.

Non-Executive Directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.  Non-executive directors’ fees and payments are reviewed annually by the Board.  The Board has also accepted the advice of independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.  The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market.

The Chairman is not present at any discussions relating to determination of his own remuneration.  Non-executive directors do not receive share options.  Each year non-executive directors receive a percentage of their remuneration in Amcor Limited shares, which are acquired on-market.  A minimum of 20% of remuneration has been allocated in this way since shareholders approved this arrangement on October 22, 1999.

Directors’ Fees

The current base remuneration was last reviewed with effect from July 1, 2003.  The Chairman’s Remuneration is inclusive of committee fees while non-executive directors who chair or are members of any committees receive additional yearly fees.  An additional fee is also payable to the non-executive director who chairs the Amcor Superannuation Fund.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders.

Retirement Allowances for Directors

On August 1, 2003, the Board resolved to remove retirement allowances for non-executive directors appointed after that date.

Executive Pay

The executive pay and reward framework has four components:

•                  base pay and benefits

•                  short term performance incentives

•                  long term incentives through participation in option plans

•                  other remuneration such as superannuation.

The combination of these comprises the executive’s total remuneration.  The company intends to continue its long term option plan for executives during the year ended 30 June 2005.

Base Pay

Base pay is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-monetary benefits at the executives’ discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.  External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role.  Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market.  An executive’s pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executive’s contract.

Benefits

Executives receive benefits including health insurance, car allowances and tax advisory services.

Retirement benefits

Retirement benefits are delivered under superannuation funds.  These funds currently provide defined benefits based on years of service and final average salary and/or accumulation type benefits.

Short-Term Incentives

A short-term incentive (‘STI’) pool is available for executives for allocation during the annual review subject to achievement of company and/or personal objectives.  Incentives (bonuses) are payable in cash on 30 September each year.  Using a profit target as one of the performance triggers ensures a significant portion of this variable reward is only available when value has been created for shareholders and when profit is consistent with the business plan.  The incentive pool is leveraged for performance above the threshold to provide an incentive for executive out-performance.

Each executive has a target STI opportunity depending on the accountabilities of the role and impact on organisation or business unit performance.  For senior executives the maximum target bonus opportunity is 100% of total base salary.

Each year, the Remuneration Committee considers the appropriate targets and key performance indicators (‘KPIs’) to link the STI plan and the level of payout if targets are met.  This includes setting any maximum payout under the STI plan, and minimum levels of performance to trigger payment of STI.

For the year ended June 30, 2004, the KPIs linked to short term incentive plans were based on group, individual business and personal objectives.  The KPIs included reducing operating costs and achieving specific targets in relation to return on assets and profit after tax as well as other key, strategic non-financial measures linked to drivers of performance in future reporting periods.  These KPIs are generic across the senior executive team.

The short term bonus payments are adjusted up or down in line with under or over achievement against the target performance levels.

The STI target annual payment is reviewed annually.

Employee Share/Option Plan

Details of the employee share/option plan are set out in Note 19.

Details of Remuneration

Details of the remuneration of each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out in the following tables.

Directors of Amcor Ltd

	Primary			Post-employment		Equity
	Cash salary	Cash	Non- monetary	Super-	Retirement	Share appreciation
$	and fees	Bonus	benefits	annuation	benefits	rights	Options	Shares	Total
C I Roberts	269,166		115,915	24,225	293,414				702,720
R H Jones	1,356,250	550,003	411,383	271,250			1,892,304	376,640	4,857,830
E A Alexander	128,799		35,249	11,592	109,222				284,862
D C K Allen	39,666		103,382		71,981				215,029
R K Barton	123,999		34,049	11,160	108,821				278,029
T C Bergman	33,926		9,430	3,053	18,950				65,359
G J Pizzey	107,101		29,129	5,250					141,480
G A Tomlinson	114,000		31,549	10,260	88,645				244,454
	2,172,907	550,003	770,086	336,790	691,033	—	1,892,304	376,640	6,789,763

Specified executives of the consolidated entity

	Primary			Post-employment		Equity
	Cash salary	Cash	Non- monetary	Super-	Retirement	Share appreciation
$	and fees	Bonus	benefits	annuation	benefits	rights	Options	Shares	Total
W P Day	588,750	237,900	71,125	58,875			48,236	104,738	1,109,624
G S James	891,544	358,456	71,626	173,475			57,319		1,552,420
L J Lachal	601,250	231,800	57,828	96,200			23,355	237,138	1,247,571
W J Long	704,424	232,988	47,456	28,177		82,500	125,055		1,220,600
I G Wilson	676,471	312,255	241,060			100,533		104,738	1,435,057
	3,462,439	1,373,399	489,095	356,727	—	183,033	253,965	446,614	6,565,272

Service Agreements

Remuneration and other terms of employment for the Managing Director and Chief Executive Officer, and the specified executives are formalised in service agreements.  Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowance and tax advisory services, and participation, where eligible, in the employee option plan.  Other major provisions of the agreements relating to remuneration are set out below.

R H Jones - Managing Director and Chief Executive Officer

•                  Term of agreement - unspecified

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $1,627,500, to be reviewed annually by the Remuneration Committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 12 months applies.

W P Day - Executive General Manager Finance

•                  Term of agreement - unspecified

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $647,625, to be reviewed annually by the Remuneration Committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 6 months applies.

L J Lachal - Executive General Manager Operations

•                  Term of agreement - unspecified

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $697,450, to be reviewed annually by the remuneration committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 12 months applies.

W J Long - President, Amcor PET Packaging

•                  Term of agreement -unspecified

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $732,601, to be reviewed annually by the Remuneration Committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 12 months applies.

G S James - Chief Executive Officer, Amcor Flexibles

•                  Term of agreement - unspecified

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $1,065,019, to be reviewed annually by the Remuneration Committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 12 months applies.

I G Wilson - Strategic Development Director

•                  Term of agreement – two years 11 months commencing 1 February 2002.

•                  Base salary, inclusive of superannuation, for the year ended June 30, 2004 of $676,471, to be reviewed annually by the Remuneration Committee.

•                  Payment of termination benefit on early termination by the employer, other than for gross misconduct.

Notice period of 6 months applies for the remaining term of the agreement.

Share-Based Compensation - Options

Internal regulations apply which preclude executives from exercising options during periods leading up to the half yearly/annual profit announcements and Annual General Meeting.

The terms and conditions of each grant of options affecting remuneration in this or future reporting period are as follows:

Grant Date	Expiry Date	Exercise Price	Value Per Option at Grant Date	Date Exercisable
18-Aug-00	01-Oct-05	$5.67	$1.71	1-Oct-01, 1-Oct-02 & 1-Oct-03
14-Aug-02	30-Sep-08	$8.20	$1.72	1-Oct-04, 1-Oct-05 & 1-Oct-06
14-Sep-00	14-Sep-05	$5.16	$1.58	14-Sep-03
13-Sep-01	13-Sep-06	$6.02	$1.34	13-Sep-04
01-Nov-02	01-Jul-07	$7.30	$1.80	30-Sep-03
01-Nov-02	01-Jul-07	$7.30	$1.80	30-Sep-04
01-Nov-02	01-Nov-12	$8.20	$2.00	01-Nov-05
24-Mar-04	24-Mar-10	$7.87	$1.27	24-Mar-07

Employee Share/Option Plan (‘ESOP’)

Details of the shareholder approved ESOP are set out in Note 19.

Options issued under the ESOP aim to reward excellence and encourage executives to focus on improving the longer term performance of the company and options granted are subject to specific performance targets and conditions.

Options are either exercisable at any time or vest after a three year restriction period during their term which may either be five, six or 10 years after which time the options will lapse.  Internal regulations apply which preclude executives from exercising these options during periods leading up to the half yearly/annual profit announcements and the Annual General Meeting.

2002 CEO Option Issue and 2000 CEO Restricted Shares and Option Issue

Details of these shareholder approved issues, are set out in Note 19.

Employee Share Purchase Plans (‘ESPP’)

Details of the shareholder approved ESPP are set out in Note 19.

Equity Instrument Disclosures Relating to Directors and Executives

Options provided as remuneration

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Amcor Limited (‘the company’) and each of the five specified executives of the consolidated entity are set out below.  When exercisable, each option is convertible into one ordinary share of Amcor Limited.

Further information on the options is set out in Note 19.

Name	Number of Options Granted During the Year	Number of Options Vested During the Year
Directors of Amcor Limited
R H Jones	nil	1,000,000
Specified executives of the consolidated entity
W P Day	250,000	nil
L J Lachal	200,000	24,000
W J Long	200,000	100,000
G S James	150,000	32,000
I G Wilson	nil	nil

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above.  Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2004 are listed in Note 19.

Shares Provided on Exercise of Remuneration Options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.

Name	Date of Exercise of Options	Number of Ordinary Shares Issued on Exercise of Options During the Year
Directors of Amcor Limited
C I Roberts	nil	nil
R H Jones	nil	nil
E A Alexander	nil	nil
D C K Allen	nil	nil
R K Barton	nil	nil
T C Bergman	nil	nil
G J Pizzey	nil	nil
G A Tomlinson	nil	nil
Specified executives of the consolidated entity
W P Day	nil	nil
L J Lachal	09-Jul-03	157,900
W J Long	nil	nil
G S James	26-Aug-03	40,000
G S James	18-Sep-03	92,000
I G Wilson	nil	nil

The amounts paid per ordinary share by each specified executive on the exercise of options at the date of exercise were as follows:

Exercise Date	Amount Paid Per Share
09-Jul-03	$4.64
09-Jul-03	$6.47
09-Jul-03	$5.10
26-Aug-03	$6.47
18-Sep-03	$5.16
18-Sep-03	$5.10

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the beginning of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Balance vested and not yet exercised at end of year
Directors of Amcor Limited

R H Jones	6,000,000	nil	nil	nil	6,000,000	3,000,000
Specified executives of the consolidated entity

W P Day	150,000	250,000	nil	nil	400,000	100,000
L J Lachal	181,900	200,000	(157,900)	nil	224,000	24,000
W J Long	350,000	200,000	nil	(6,000)	544,000	200,000
G S James	202,000	150,000	(132,000)	(6,000)	214,000	nil
I G Wilson	nil	nil	nil	nil	nil	nil

No options are vested and unexercisable at the end of the year.

Share holdings

The number of shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the Beginning of the Year	Received During the Year on the Exercise of options	Other Changes During the Year	Balance at the End of the Year
Directors of Amcor Limited
Ordinary Shares
C I Roberts	80,998	—	33,423	114,421
R H Jones	297,223	—	84,541	381,764
E A Alexander *	21,434	—	4,824	26,258
D C K Allen	43,504	—	12,353	55,857
R K Barton	21,444	—	3,826	25,270
G J Pizzey	nil	—	6,408	6,408
G A Tomlinson	25,595	—	14,089	39,684

* E A Alexander also holds 50,000 partly paid shares paid to five cents.

T C Bergman held 24,892 shares at the start of the year and retired as a Director during the year.

Specified Executives of the Consolidated Entity
Ordinary Shares
W P Day	47,684	—	11,768	59,452
L J Lachal *	321,467	157,900	(179,898)	299,469
W J Long	—	—	100	100
G S James	63,020	132,000	(124,660)	70,360
I G Wilson	61,985	—	100	62,085

* L J Lachal also holds 20,000 partly paid shares paid to one cent.

Loans to Directors and Executives

Details of loans made to directors of Amcor Limited and the five specified executives of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for Directors and Specified Executives

Group	Balance at the Beginning of the Year	Interest Paid and Payable for the year	Interest Not Charged	Balance at the End of the Year	Number in Group at the End of the Year
	$	$	$	$
Directors of Amcor Limited	1,075,180	7,500	47,000	1,056,180	1
Specified executives of the consolidated entity	357,219	782	nil	13,516	1

Individuals with Loans Above $100,000 During the Financial Year

Name	Balance at the Beginning of the Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at the End of the Year
	$	$	$	$
R H Jones	1,075,180	7,500	47,000	1,056,180
L J Lachal	357,219	782	nil	13,516

Loans to directors and specified executives are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amounts shown for interest not charged in the tables above represent the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s length basis.

No write-downs or allowances for doubtful debts have been recognised in relation to any loans made to directors or specified executives.

Other Transactions with Directors and Specified Executives

Directors of Amcor Limited

Nil

Specified Executives of the Controlled Entity

Essential Marketing is a company that supplies various marketing services to the consolidated entity.  The company is owned by the daughter of G S James, a specified executive.  Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with specified executives of the consolidated entity are as follows:

	$2004	2003
Amount recognised as expenses
Provision of goods supplied at cost and marketing services	510,326	433,000

Aggregate amounts payable to specified executives of the consolidated entity at balance date relating to the above types of other transactions:

	$2004	2003
Current liabilities	63,515	—

Note 26     SUPERANNUATION COMMITMENTS

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, government plans and defined benefit plans.

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

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements world-wide.  On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefits funds at a rate determined from time to time following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all the consolidated entity’s defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

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

Fund assets net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Defined Benefit Funds as at 30 June 2004	Reporting Date	Fund Assets at Net Market Value	Accrued Benefits (3)	Accrued Surplus/ (Deficit) (4)	Vested Benefits (5)	Vested Surplus/ (Deficit)
		$m	$m	$m	$m	$m

Amcor Limited
Amcor Superannuation Fund (1)
- June 2003 by W R Aitchison FIA, FIAA	30-Jun-03	511.8	560.2	(48.4)	556.9	(45.1)

Controlled Entities
Amcor Flexibles (UK) Pension Plan
- April 2004 by J Porteus FFA	30-Jun-04	200.2	259.9	(59.7)	244.3	(44.1)
Amcor New Zealand Super Fund
- June 2003 by J Spooner BSc, FIA, FNZSA	30-Jun-04	30.1	30.8	(0.7)	23.9	6.2
Amcor PET Packaging UK Limited Pension Plan
- January 2004 by D Piltz FIA	30-Jun-04	21.9	30.8	(8.9)	20.6	1.3
Amcor PET Packaging Pension Plan USA	30-Jun-04
- January 2003 by Mercer Human Resource Consulting		17.6	20.3	(2.7)	16.5	1.1
Amcor Rentsch / Poly Laupen
- June 2003 by M Schreiber	30-Jun-04	70.8	76.0	(5.2)	69.2	1.6
Amcor Twinpak Americas Inc Pension Plan for salaried employees
- June 2003 by Avalon Consulting	30-Jun-04	16.2	20.1	(3.9)	14.8	1.4
Other funds (2)	30-Jun-04	48.6	66.6	(18.0)	51.3	(2.7)
		917.2	1,064.7	(147.5)	997.5	(80.3)

Defined Benefit Funds as at 30 June 2003	Reporting Date	Fund Assets at Net Market Value	Accrued Benefits (3)	Accrued Surplus/ (Deficit) (4)	Vested Benefits (5)	Vested Surplus/ (Deficit)
		$m	$m	$m	$m	$m

Amcor Limited
Amcor Superannuation Fund (1)
- June 2002 by W R Aitchison FIA, FIAA	30-Jun-02	495.0	529.6	(34.6)	528.1	(33.1)

Controlled Entities
Amcor Flexibles (UK) Pension Plan
- June 2003 by J Porteus FFA	30-Jun-03	165.4	228.5	(63.1)	214.8	(49.4)
Amcor New Zealand Super Fund
- June 2003 by J Spooner BSc, FIA, FNZSA	30-Jun-03	23.3	26.5	(3.2)	20.9	2.4
Amcor PET Packaging UK Limited Pension Plan
- January 2003 by D Piltz FIA	30-Jun-03	16.1	17.6	(1.5)	14.1	2.0
Amcor PET Packaging Pension Plan USA
- July 2002 by Mercer Human Resource Consulting	30-Jun-03	14.3	15.1	(0.8)	12.0	2.3
Amcor Rentsch / Poly Laupen
- June 2003 by M Schreiber	30-Jun-03	70.7	76.9	(6.2)	76.9	(6.2)
Amcor Twinpak Americas Inc Pension Plan for salaried employees
- June 2003 by Avalon Consulting	30-Jun-03	11.3	13.9	(2.6)	13.9	(2.6)
Other funds (2)		41.1	52.7	(11.6)	41.6	(0.5)

		837.2	960.8	(123.6)	922.3	(85.1)

(1)          The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at June 30, 2004 was $40.0 million compared with $48.4 million at June 30, 2003

(2)          Other funds comprise the following (including details of the latest actuarial valuation):

Amcor Twinpak America Inc Plan for hourly paid employees - January 2003 by Avalon Consulting

Amcor Twinpak America Inc Pension Plan and unregistered plan for executive employees - January 2003 by Avalon Consulting

Amcor Employees Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix Actuary

Amcor Workers Plan Belgium - AXA Royal Belge - June 2003 by I Marbaix, Actuary

Amcor Employee Plans Belgium - Fortis AG - June 2003 by I Marbaix, Actuary

Amcor Flexibles Netherlands - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Envi Netherlands  - June 2003 by L De Gruijter, Actuary

Amcor Flexibles Drammen Norway - June 2002 by V Pekon AS

Amcor PET Packaging Belgium - June 2003 by AON Biomet Merck

(3)          Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)          The aggregate deficit of funds assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $147.5 million (2003 $123.6 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at June 30, 2004 but does represent the most up to date information which it has been possible to obtain. It should be noted that as at June 30, 2004 an amount of $24.9 million (2003 $25.0 million) was provided for and recognised in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)          Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

	For the Years Ended June 30
	(in millions of A$)
	2004	2003	2002
Employer contributions made by the consolidated entity to Defined Benefit Funds during the year	53.8	47.6	50.0
Employer contributions made by the consolidated entity to Accumulation Funds during the year	30.0	26.4	7.7

Details of the funded status of domestic and material defined benefit plans and of the net periodic pension cost as prepared by consulting actuaries, are set out below in accordance with U.S. SFAS 132.  While not related to Australian GAAP the details support the reconciliation to US GAAP set out in Note 33.

	For the Years Ended June 30
	(in millions of A$)
	Domestic		Foreign
	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	222.4	221.0	503.7	331.9
Foreign currency exchange variation	—	—	16.9	(24.6)
Service cost	17.5	15.6	21.0	18.6
Interest cost	13.3	13.0	26.6	24.6
Plan participants’ contributions	2.9	3.2	9.9	8.4
Acquisitions	—	—	—	121.8
Actuarial (gain)/loss	8.9	8.1	(0.7)	43.7
Transfers	—	—	—	(1.5)
Expenses (including tax)	(3.5)	(4.5)	(0.4)	0.3
Benefits paid from plan assets	(25.4)	(34.0)	(13.1)	(18.5)
Benefits paid directly by consolidated entity	—	—	(1.2)	(1.0)

Estimated benefit obligation at end of year	236.1	222.4	562.7	503.7

Change in plan assets
Fair value of plan assets at beginning of year	184.3	197.4	340.2	256.1
Exchange rate adjustment	—	—	13.2	(18.6)
Actual return on plan assets	29.3	2.7	28.1	2.8
Transfers	—	—	—	(1.5)
Consolidated entity contribution	21.1	19.5	24.1	24.0
Plan participants’ contributions	2.9	3.2	9.9	8.4
Benefits paid from plan assets	(25.4)	(34.0)	(13.1)	(18.5)
Expenses	(3.5)	(4.5)	(0.4)	0.3
Acquisitions	—	—	—	87.2

Fair value of plan assets at end of year	208.7	184.3	402.0	340.2

Reconciliation of Funded Status

Funded status	(27.4)	(38.1)	(160.7)	(163.5)
Unrecognized net actuarial loss	83.1	98.1	88.9	95.3
Unrecognized prior service cost	1.1	1.8	—	—
Unrecognized net transition obligation	—	(2.5)	13.7	16.8
Net amount recognised	—	—	(64.3)	(67.4)

Prepaid/(accrued) benefit cost	56.8	59.3	(122.4)	(118.8)

	For the Years Ended June 30
	(in millions of A$)
	Domestic			Foreign
	2004	2003	2002	2004	2003	2002
Net periodic pension cost included the following components:
Service cost	17.5	15.6	14.6	21.0	18.6	11.5
Interest cost	13.3	13.0	14.5	26.6	24.6	18.7
Expected return on plan assets	(13.0)	(13.5)	(16.9)	(22.5)	(22.4)	(18.7)
Recognized net actuarial loss	7.5	5.7	4.1	4.5	0.6	0.1
Net amortization and deferral costs	(1.7)	(4.0)	(4.0)	1.1	2.0	1.9
Termination benefit arising due to settlement/disposal of business (as required under SFAS 88)	—	—	—	1.1	5.3	—
	23.6	16.8	12.3	31.8	28.7	13.5
Weighted average assumptions used to determine net periodic cost as at June 30:
Discount rate	5.8%	6.5%	6.5%	5.2%	6.0%	6.0%
Rate of increase in future salary levels	3.5%	3.5%	3.5%	3.6%	3.9%	4.0%
Expected long-term rate of return on assets	7.0%	7.5%	8.0%	6.3%	6.9%	6.2%

Weighted average assumptions used to determine benefit obligations as at June 30:
Discount rate	6.8%	5.8%	6.5%	5.3%	5.2%	6.0%
Rate of increase in future salary levels	5.0%	3.5%	3.5%	3.6%	3.6%	3.9%

Notes:

(1)              Reconciliation of Funded Status

	For the Years Ended June 30
	(in millions of A$)
	Domestic		Foreign
	2004	2003	2004	2003
Funded status	(27.4)	(38.1)	(160.7)	(163.5)
Unrecognized net actuarial loss	83.1	98.1	88.9	95.3
Unrecognized prior service cost	1.1	1.8	—	—
Unrecognized net transition obligation	—	(2.5)	13.7	16.8

Net amount recognised	56.8	59.3	(58.1)	(51.4)
Amounts recognized in the balance sheet consist of:
Prepaid/(accrued) benefit cost	56.8	59.3	(122.4)	(118.8)
Intangible assets	—	—	9.3	10.3
Accumulated other comprehensive income	—	—	55.0	45.4
Outside equity interest	—	—	—	11.7

Net amount recognised	56.8	59.3	(58.1)	(51.4)

(2)              Additional information for pension plans with accumulated benefit obligations in excess of plan assets at June 30, 2004

$m
Projected benefit obligation	404.4
Accumulated benefit obligation	364.3
Fair value of plan assets	264.5

All domestic plans have plan assets which exceed the accumulated benefit obligations.

(3)              Allocation of assets

		Domestic	Foreign
	Benchmark	2004	2004
Plan Assets at end of Year
Weighted Average of Fair Value of Assets by:
Equity securities	55.2%	65.6%	48.2%
Debt securities	34.7%	21.7%	42.6%
Real estate	1.6%	—	2.4%
Other	8.5%	12.7%	6.8%
Total	100.0%	100.0%	100.0%

(4)              Accumulated benefit obligation

The accumulated benefit obligation for all domestic defined benefit pension plans at June 30, 2004 was $181.3 million (2003 $176.4 million).

The accumulated benefit obligation for all foreign defined benefit pension plans at June 30, 2004 was $494.3 million (2003 $434.9 million).

(5)              Movement in other comprehensive income

The increase in the minimum liability included in other comprehensive income for the years ended June 30, 2004 and June 30, 2003 were $9.5 million and $38.8 million respectively.

(6)              Estimated future benefit payments

Fiscal year ending:	Domestic	Foreign
30 June 2005	21.6	14.3
30 June 2006	23.1	15.0
30 June 2007	22.5	15.8
30 June 2008	24.1	16.1
30 June 2009	25.6	17.4
Next 5 years	143.1	97.3
Total	260.0	175.9

(7)              Estimated future contributions

Employer contributions for defined benefit liabilities during the fiscal year ending June 30, 2005 are expected to total $21.6 million for domestic plans and $24.1 million for foreign plans.

(8)              Expected return on asset assumption

The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class.  The returns used for each class are net of investment tax and investment fees.

(9)              Investment strategy

The investment strategy for Amcor’s defined benefit plans are varied, with the plans seeking to achieve moderate to high returns.  Investment target strategies for the material defined benefit plans include:

•                                          High returns in the long term, while tolerating a reasonably high degree of variability of returns over short periods.

•                                          A balance of 50% equity and 50% debt, which would be expected to produce a moderately high return over the long-term, with only a moderate degree of variability of returns over short periods.

Note 27     SEGMENT REPORTING

The consolidated entity operates its packaging business through the following business segments:

Amcor PET Packaging manufactures PET containers and preforms and provides them to consumer goods companies worldwide.  Products manufactured include PET bottles for carbonated soft drinks, mineral water, juices, spirits and beer, milk and other dairy products, PET containers for hot-filled drinks and food products, PET containers for household chemicals, preforms (for moulding by customers) and recycled PET materials.  The business has 83 plants across 21 countries including 20 operations co-located with customers.

Amcor Australasia manufactures a broad range of packaging items throughout Australia and New Zealand, including corrugated boxes, cartons, packaging papers, aluminium beverage cans, aluminium and steel aerosol cans, steel cans for food,  flexible and film packaging, pouches, PET plastic jars and bottles, rigid plastic containers, glass wine bottles, plastic and metal closures and multiwall sacks.  Major manufacturing sites include 13 corrugated box plants, 12 metal packaging plants, 13 flexible and plastic packaging plants, 13 carton and sack plants, four paper mills and a glass plant.

Amcor Flexibles is a manufacturer of flexible packaging, servicing a range of food, beverage, healthcare and industrial segments.  Its technological capabilities include gravure and flexographic printing, coating and lamination, co-extrusion, metallising, micro-perforation, and pouch, bag making and Die Cut lids.  Amcor Flexibles operates 40 manufacturing plants throughout Europe and 7 in the Americas.

Amcor Sunclipse is a manufacturer and distributor of industrial packaging supplies and related products and services.  The manufacturing business produces corrugated board and boxes and consists of three corrugated sheet operations and nine manufactured packaging products facilities.  The distribution group, known as the Kent H. Landsberg Company, operates 31 divisions in 13 US states and four in Mexico. The distribution group sells all types of industrial and janitorial supplies including flexible packaging.

Amcor Rentsch & Closures

•                  Amcor Rentsch is a producer of specialty folding cartons for the tobacco, cosmetics and confectionery industries.  It has seven manufacturing plants in six countries – Switzerland (2), France, Germany, Poland, Portugal and Russia.

•                  Amcor Closures is a producer of metal and plastic closures.  The business’ main products are vacuum closures for glass jars and bottles.  It has 12 manufacturing plants in 11 countries.

Amcor Asia, headquartered in Singapore, supplies corrugated and tobacco packaging in the region.  Other products supplied include flexible packaging, paper sacks and closures.   The business has 15 manufacturing plants across five countries - Singapore, Malaysia, Indonesia, China and Thailand.

Other largely represents amounts attributable to the consolidated entity’s corporate activities.

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.  The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.  Comparative information has been restated for changes in the consolidated entity’s management reporting and business segments.

Inter-segment pricing is determined on an arm’s-length basis.

Business Segment

For the year	Amcor Australasia			Amcor PET			Amcor Sunclipse
ended June 30	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Net sales	2,524.3	2,440.1	2,361.9	3,205.2	3,234.7	800.8	1,155.4	1,296.1	1,413.2
Inter-segment revenue	13.6	15.6	5.8	—	1.5	1.7	2.7	2.9	—
Total segment revenue	2,537.9	2,455.7	2,367.7	3,205.2	3,236.2	802.5	1,158.1	1,299.0	1,413.2
Other unallocated revenue
Total Revenue

Result
Operating profit before interest, income tax, amortization and significant items	316.5	282.8	254.2	268.2	301.6	79.2	57.6	84.8	95.2
Operating profit before interest income tax and significant items	300.6	267.1	238.7	199.9	220.6	68.9	43.9	68.5	78.1
Net borrowing costs
Operating profit from before income tax and significant items
Significant items	—	—	56.9	(19.9)	(59.5)	—	—	—	(19.9)
Operating profit before income tax
Depreciation & amortization	123.6	125.3	108.1	261.8	271.1	72.4	25.8	30.9	33.1
Other non-cash expenses	(3.2)	75.9	50.4	3.4	36.6	28.8	17.1	19.9	32.2

For the year	Amcor Flexibles			Amcor Asia			Amcor Rentsch/Amcor Closures
ended June 30	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Net sales	2,233.7	2,166.2	1,975.0	248.9	263.4	310.4	1,009.2	1,309.4	611.1
Inter-segment revenue	7.3	4.1	1.6	0.6	—	—	3.0	1.2	0.2
Total segment revenue	2,241.0	2,170.3	1,976.6	249.5	263.4	310.4	1,012.2	1,310.6	611.3
Other unallocated revenue
Total Revenue

Result
Operating profit before interest, income tax, amortization and significant items	131.2	132.6	93.2	30.5	32.1	44.5	100.6	83.3	48.6
Operating profit before interest income tax and significant items	113.5	120.1	83.5	29.6	31.5	43.6	89.5	70.8	47.6
Net borrowing costs
Operating profit from before income tax and significant items
Significant items	(69.3)	—	—	—	—	—	—	(8.2)	(18.6)
Operating profit before income tax
Depreciation & amortization	114.1	79.7	87.5	13.8	15.4	16.5	61.7	84.4	19.6
Other non-cash expenses	86.4	26.6	132.3	2.0	(0.3)	6.8	8.7	80.2	3.1

For the year	Other			Inter Segment Eliminations			Consolidated
ended June 30	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Net sales	29.2	—	—	—	—	—	10,405.9	10,709.9	7,472.4
Inter-segment revenue	—	—	—	(27.2)	(25.3)	(9.3)	—	—	—
Total segment revenue	29.2	—	—	(27.2)	(25.3)	(9.3)	10,405.9	10,709.9	7,472.4
Other unallocated revenue							175.0	248.1	1,059.8
Total Revenue							10.580.9	10,958.0	8,532.2

Result
Operating profit before interest, income tax, amortization and significant items	(73.5)	(56.8)	7.5				831.1	860.4	622.4
Operating profit before interest income tax and significant items	(73.5)	(57.0)	7.5				703.5	721.6	567.9
Net borrowing costs							(132.2)	(146.3)	(121.5)
Operating profit from before income tax and significant items							571.3	575.3	446.4
Significant items	(10.6)	(19.0)	553.4				(99.8)	(86.7)	534.8
Operating profit before income tax							471.5	488.6	981.2
Depreciation & amortization	3.0	0.4	3.9	—	—	—	603.8	607.2	341.1
Other non-cash expenses	11.1	12.6	(12.2)	—	—	—	125.5	251.5	241.4

Business Segment

For the year	Amcor Australasia		Amcor PET		Amcor Sunclipse
ended June 30	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Goodwill	270.5	266.7	1,391.0	1,375.5	248.4	251.5
Accumulated amortisation	(156.4)	(138.3)	(183.0)	(116.5)	(116.8)	(106.2)
Net Goodwill	114.1	128.4	1,208.0	1,259.0	131.6	145.3
Segment assets	2,481.9	2,447.9	3,484.3	3,297.2	561.5	560.8
Capital expenditure	242.6	262.4	275.3	2,727.1	23.2	13.3

For the year	Amcor Flexibles		Amcor Asia		Amcor Rentsch/Amcor Closures
ended June 30	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Goodwill	408.1	229.0	69.8	63.4	264.6	239.3
Accumulated amortisation	(39.8)	(21.1)	(56.4)	(55.9)	(61.6)	(48.6)
Net Goodwill	368.3	207.9	13.4	7.5	203.0	190.7
Segment assets	2,173.5	1,758.9	339.7	320.2	1,013.0	1,033.2
Capital expenditure	587.6	143.6	29.5	5.6	63.5	716.6

For the year	Other		Inter segment eliminations		Consolidated
ended June 30	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Goodwill	—	—	—	—	2,652.4	2,425.4
Accumulated amortisation	—	—	—	—	(614.0)	(486.6)
Net Goodwill	—	—	—	—	2,038.4	1,938.8
Segment assets	232.5	144.1	—	—	10,286.4	9,562.3
Capital expenditure	—	1.0	—	—	1,221.7	3,869.6

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis, including inter-segment eliminations.  Unallocated items mainly comprise other revenue.  The accounting policies used in determining segment operating profit are consistent with the policies applied to the consolidated financial report.

Interest and net debt are managed by the central treasury function and therefore it is not considered appropriate to analyse these by segment.

Geographic Segment

The analysis of turnover is based on the country in which the order is received and would not be materially different to the country in which the goods are produced.

For the year ended	Australasia			Europe			North America
June 30	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net sales	2,524.3	2,440.1	2,361.9	3,852.3	4,005.3	2,412.9	3,120.2	3,519.4	2,258.2
Long lived assets (1)	1,572.8	1,545.4		1,515.9	1,436.3		1,140.2	1,001.4
Segment assets	2,501.0	2,511.0		3,415.2	3,312.0		3,048.0	2,770.0

For the year ended	Latin America			Asia			Consolidated
June 30	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net sales	632.0	462.6	129.0	277.1	282.5	310.4	10,405.9	10,709.9	7,472.4
Long lived assets (1)	341.4	174.5		174.7	138.0		4,745.0	4,295.6
Segment assets	894.1	609.3		428.1	360.0		10,286.4	9,562.3

(1)          Long lived assets comprise tangible assets expected to be used for more than 12 months.

(2)          The following table presents net sales, long lived assets and segment assets for each material country for the years ended June 30, 2004 and June 30, 2003.  It is not possible to prepare this information for the year ended June 30, 2002.

	Domestic		United States of America		United Kingdom		Other Foreign (Comprises 37 countries)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net sales	2,089.3	2,054.3	2,783.0	3,161.6	839.3	827.7	4,694.3	4,666.3	10,405.9	10,709.9
Long lived assets (1)	1,409.5	1,328.5	969.9	860.9	258.9	207.1	2,106.7	1,899.1	4,745.0	4,295.6
Segment assets	2,192.5	2,216.9	2,731.8	2,390.0	589.0	481.2	4,773.1	4,474.2	10,286.4	9,562.3

Note 28     ACQUISITION OF SUBSIDIARIES/BUSINESSES

The consideration paid for businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

Businesses/Controlled Entities Acquired	Date of Acquisition	Net Tangible Assets Acquired	Proportion of Shares Acquired	Consideration	Method of Funding
		A$’m		A$’m
2004
Alcoa’s Latin American PET Packaging business	October 1, 2003	60.1	100%	110.0	Cash
Rexam’s Healthcare flexibles business	October 17, 2003	189.1	100%	327.1	Cash
Minority interest in Amcor Flexibles Europe	July 1, 2003	135.5	(c)	165.1	Cash
Other – refer below for further details		5.7		15.6	Cash
		390.4		617.8
Other represented by:
Central Coast Cartons Pty Ltd	July 1, 2003		(c)		Cash
PPI PET Products International del Peru	July 1, 2003		(c)		Cash
Rota Die International Pty Ltd	September 12, 2003		(c)		Cash
Ryco Dies Ltd	September 12, 2003		(c)		Cash
KDS Packaging & Printing Inc	October 16, 2003		100%		Cash
Hanson Staple Company Inc	December 19, 2003		100%		Cash
Mayer Meyers	December 12, 2003		(a)		Cash

2003

Schmalbach-Lubeca	July 1, 2002	1,214.2	100%	2,827.5	Cash
Other – refer below for further details		(4.5)		30.6	Cash
		1,209.7		2,858.1
Other represented by:
Central Coast Cartons	July 1, 2002		15%		Cash
Amcor Flexibles Zhongshan	July 1, 2002		(c)		Cash
Brick, Malow and Camco	July 1, 2002		(b)		Cash
Injepet	July 1, 2002		(c)		Cash
Leaderpack	August 1, 2002		(c)		Cash
Flexoprint	March 31, 2003		100%		Cash
Incentive Innovations	May 16, 2003		(a)		Cash
LBR Marketing	June 24, 2003		(a)		Cash
ACI Closures	June 30, 2003		(a)		Cash

(a) Acquisition of business only.

(b) Additional payment on shares acquired in prior years.

(c) Acquisition of outstanding shares in former partly-owned subsidiary.

Reconciliation of Net Tangible Assets Acquired

	For the Years Ended June 30
	(in millions of A$)
	2004	2003
Net assets acquired:
Current receivables	112.7	341.1
Inventories	67.5	457.5
Investments	—	0.9
Property, plant and equipment	188.1	1,311.6
Other assets	4.8	44.6
Current liabilities - creditors and borrowings	(93.2)	(606.6)
Non-current liabilities - creditors and borrowings	(5.1)	—
Provisions (including employee entitlements)	(23.6)	(262.6)
Minority interests	(4.3)	(76.8)
Buy-out of minority interest	143.5	—
NET TANGIBLE ASSETS ACQUIRED	390.4	1,209.7

Reconciliation of Goodwill at Cost
Consideration paid	617.8	2,858.1
Less net tangible assets acquired	(390.4)	(1,209.7)
Goodwill on acquisition	227.4	1,648.4
Exchange fluctuation on overseas goodwill	(0.4)	(346.1)
Goodwill disposed	—	(60.5)
Goodwill adjustments current year	—	8.2
INCREASE IN GOODWILL AT COST	227.0	1,250.0

Note 29     DISPOSAL OF SUBSIDIARIES/BUSINESSES

On September 1, 2003, the consolidated entity sold it’s ownership of Tritello AB.  The consideration received and the net assets of disposed controlled entities and subsidiaries at the dates of disposal are set out in the table below:

On December 31, 2002, the consolidated entity sold its 65% stake of Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner.  The joint venture consisted of seven plants in the United States and one plant in Mexico.  Amcor White Cap LLC was formerly part of the consolidated entity’s Amcor Rentsch/Closures business segment.

Gains/losses arising from the disposal of subsidiaries and businesses are included in the operating profit before income tax reported on F-2.

	For the Years Ended June 30
	(in millions of A$)
	2004	2003
Consideration received:
Cash received	2.1	186.4
Cash accrued	—	38.6
	2.1	225.0
Net assets disposed:
Cash, net of bank overdraft		1.1
Current receivables	1.4	15.4
Inventories	1.5	89.8
Property, plant and equipment	0.2	219.2
Intangibles	—	60.5
Current liabilities – creditors and borrowings	(1.6)	(45.9)
Provisions	(0.4)	(73.6)
Minority interests	—	(47.6)
	1.1	218.9
Gross profit/(loss) on disposal	1.0	6.1
	2.1	225.0

Cash received	2.1	186.4
Cash, net of bank overdraft disposal	—	(1.1)
Cash received in current period for entity disposed in prior period	38.1	0.9
NET INFLOW OF CASH	40.2	186.2

Note 30     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and, where appropriate, hedging interest rate exposures, the company is able to manage the consolidated entity’s interest rate risk.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Options and Forward Rate Agreements.

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates. Interest rate swaps are also used to swap fixed rate borrowings into floating rates.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies, to hedge the investment in self sustaining foreign operations.  Maturities of swap contracts are principally between one and three years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There were no forward rate agreements outstanding at year end (2003 nil).

From time to time, the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2003 nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

Fixed interest maturing in:

2004 $million	Floating Interest Rate	1 Year or Less	Over 1 to 5 Years	More Than 5 Years	Non- Interest Bearing	Total	Weighted Average Interest Rate

Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1,628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
	1,020.8	4.6	146.6	1,400.8	2,018.4	4,591.2	4.35%
Undated subordinated convertible securities	—	—	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4,923.5	4.69%
Interest Rate Swaps
USD	(8.3)	—	8.3	—	—	—	7.65%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
	(8.3)	—	8.3	—	—	—	4.55%
Cross Currency Interest Rate Swaps
AUD	607.0	—	—	—	—	607.0	5.54%
EUR	(607.0)	—	—	—	—	(607.0)	(1.94)%
AUD	116.0	—	—	—	—	116.0	6.19%
CAD	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

Fixed interest maturing in:

2003 $million	Floating Interest Rate	1 Year or Less	Over 1 to 5 Years	More Than 5 Years	Non- Interest Bearing	Total	Weighted Average Interest Rate

Financial Assets
Cash	141.5	—	—	—	—	141.5	2.61%
Receivables	20.5	—	—	—	1,565.6	1,586.1	3.28%
Other financial assets	—	—	—	—	21.5	21.5	—
	162.0	—	—	—	1,587.1	1,749.1	2.69%
Financial Liabilities
Payables	—	—	—	—	1,525.7	1,525.7	—
Bank and other loans	971.4	9.7	21.5	0.4	2.3	1,005.3	3.66%
Commercial paper	108.4	—	—	—	—	108.4	2.65%
US$ Notes	—	—	—	748.9	—	748.9	5.83%
Leases	138.8	1.5	1.6	8.5	—	150.4	5.31%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	80.3	—	263.2	343.5	6.00%
	1,218.6	11.2	103.4	757.8	1,800.0	3,891.0	4.54%
Undated subordinated convertible securities	—	—	446.2	—	—	446.2	7.08%
	1,218.6	11.2	549.6	757.8	1,800.0	4,337.2	5.00%
Interest Rate Swaps
USD	(8.6)	—	8.6	—	—	—	7.65%
AUD	(100.0)	—	100.0	—	—	—	6.75%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
	(108.6)	—	108.6	—	—	—	4.93%

Cross Currency Interest Rate Swaps

AUD	607.0	—	—	—	—	607.0	4.80%
EUR	(607.0)	—	—	—	—	(607.0)	(2.43)%
AUD	116.0	—	—	—	—	116.0	5.29%
CAD	(116.0)	—	—	—	—	(116.0)	(4.02)%
	—	—	—	—	—	—	3.78%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the balance sheet from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2004	2003	2004	2003
	Weighted Average Rate	Weighted Average Rate	Contract Amounts	Contract Amounts
			$m	$m

Buy Contracts
Not later than one year
CAD	—	1.03	—	1.0
CHF	0.82	0.88	12.4	11.9
DKK	4.26	4.34	16.1	9.1
EUR	0.56	0.58	141.1	198.4
GBP	0.38	0.40	80.1	44.7
JPY	75.10	73.61	0.1	0.8
NOK	4.75	4.69	0.7	0.6
NZD	1.13	1.12	4.9	4.9
SEK	5.26	5.37	13.3	15.4
USD	0.69	0.61	85.2	82.3
Later than one year
EUR	0.59	0.55	2.2	8.9
NZD	1.30	1.30	77.2	77.2
USD	0.71	0.54	5.3	1.4

Sell Contracts
Not later than one year
CHF	0.89	—	3.5	—
NZD	1.15	1.11	35.1	26.7
USD	0.69	0.62	49.2	2.8

Commodity Risk

The consolidated entity enters into various Aluminium fixed price swap contracts on behalf of certain customers. Hedging undertaken is based on customer instructions, and all related costs are passed onto the customer. The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at June 30:

	2004	2003	2004	2003
	Average Fixed Price	Average Fixed Price	Contract	Contract Amounts
	(US$/tonne)	(US$/tonne)	Amounts A$m	A$m
Buy Contracts
Not later than one year
ALU	1,576.9	1,388.3	17.0	15.2

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  There is no material exposure to any individual customer.

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

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at June 30, 2004 the sum of all contracts with a positive replacement cost was $50.5 million (2003 $50.3 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2004	Net Fair Value 2004	Carrying Amount 2003	Net Fair Value 2003
	$m	$m	$m	$m

Financial Assets
Cash assets	131.0	131.0	141.5	141.5
Receivables	1,633.2	1,633.2	1,586.1	1,586.1
Other financial assets	12.9	12.9	21.5	21.5
Financial Liabilities
Payables	1,781.6	1,781.6	1,525.7	1,525.7
Bank overdrafts and loans	882.8	882.8	1,005.3	1,005.3
Commercial paper	186.3	186.3	108.4	108.4
US$ Notes	723.7	723.7	748.9	748.9
Eurobond	612.0	592.2	—	—
Lease liabilities	99.9	99.9	150.4	150.4
Employee entitlements	315.5	315.5	343.5	343.5
Distributions payable	8.8	8.8	8.8	8.8
Undated subordinated convertible securities	332.3	345.6	446.2	515.3

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date.  This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2004	2003
	$m	$m

Interest rate swaps	(20.3)	(21.3)
Cross currency swaps	35.1	41.7
Forward foreign exchange contracts	12.2	2.9
Commodity fixed price swaps	1.5	—

	28.5	23.3

An equivalent movement on the underlying transactions offsets the above net notional positions.

Non-recourse Receivables Securitisation Programme

The consolidated entity utilises an uncommitted, multi-currency receivables securitisation programme in the UK, France, Germany, Spain and the US. The trade receivables of some of the group entities in these jurisdictions are sold, on a non-recourse basis, into an independent securitisation conduit which issues asset-backed commercial paper into organised markets.

The cost of the programme is included in the expenses from ordinary activities of the consolidated entity.

The programme limit is $210.0 million (2003 $205.0 million) and the balance of trade receivables sold at June 2004 was $197.9 million (2003 $190.0 million).

Note 31     RELATED PARTY DISCLOSURES

Loans to Directors of the Consolidated Entity

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 9(1).

During the year, under the employee share plans, share loan repayments totalling $36,000 (2003 $33,000) were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year. A guarantee continues in favour of R H Jones for a loan of $448,000 (2003 $448,000).

Loans to directors of Amcor Limited in Note 9 total $1,056,000 (2003 $1,075,000).

Loans to directors of controlled entities in Note 9 total $77,000 (2003 $435,000).

Interest received from directors during the year amounted to $8,000 (2002 $30,000).

Other Transactions

Director related entities of S Ryder received in aggregate management fees of $15,000 (2003 $40,000).

Director related entity of G M McGhie received captive management fees of $135,000 (2003 $125,000).

Sales of beverage containers totalling $5,534,000 (2003 $6,685,000) were made to director related entities of F Daley, B Boyd and C Newell.

Sales of manufactured goods totalling $26,050,000 (2003 $22,120,000) were made to director related entity of H Lin.

Purchases of paper products totalling $5,480,000 (2003 $8,558,000) were made from director related entities of D S Kurniawan and S Tirtowidjojo.

Provision of secretarial services by a director related entity of J Durston totalled $57,000 (2003 $63,000).

Provision of information technology services by a director-related entity of T S Piang totalled $10,000 (2003 nil).

Purchases of manufacturing supplies totalling $95,000 (2003 $572,000) were made from director-related entity of S Ryder.

Note 32     EVENTS SUBSEQUENT TO BALANCE DATE

(A) Dividends

Since the end of the financial year, the directors declared a final dividend of 16 cents per share franked to 40% payable on September, 29 2004.  The financial effect of this dividend has not been brought to account in the financial statements for the year ended June 30, 2004 and will be recognised in subsequent financial reports.

(B) International Financial Reporting Standards

The consolidated entity has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (‘IFRS’). The consolidated entity has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to identify key areas that will be impacted by the transition to IFRS.

As a result of these procedures, the affected areas have been graded as either high, medium or low impact and dedicated project teams have been established to address each of the areas in order of priority as represented by the gradings.

An IFRS steering committee monitors the progress of each of the project teams and developments in IFRS. Regular progress reporting to the Audit and Compliance Committee on the status of the IFRS implementation project has been instituted.

As the consolidated entity has a June 30 year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004.  This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the consolidated entity prepares its first fully compliant financial reports for the half-year ending 31 December 2005 and the full year ending June 30, 2006.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings on 1 July 2004; however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005.

Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Amcor Limited under Australian GAAP.  At this stage, the consolidated entity has not been able to reliably quantify the impacts on the financial report.

(i)       Financial Instruments

Financial instruments will be required to be classified into categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables, held for trading, held-to-maturity and available for sale and, depending upon classification, measured at fair value or amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised in the Balance Sheet.

All derivative contracts will be recognised on the consolidated entity’s Balance Sheet and measured at fair value. IFRS recognise fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations.

The consolidated entity expects to predominantly use cash flow hedging in respect of its interest rate risk hedges and foreign exchange contracts held for hedging purposes, with changes in fair value reflected in equity reserves.

Other financial instrument effects may include:

•                  Recognition in the Balance Sheet of certain securitised assets and off-balance sheet programs. Existing securitisations require review to determine whether they are ‘grandfathered’ under IFRS, and if not, an assessment of accounting treatment that will be required under IFRS.

•                  Re-classification of Perpetual Amcor Convertible Reset Securities as debt rather than equity. Interest accruing on these reset securities will be recorded as borrowing costs rather than a distribution from retained earnings.

(ii)      Goodwill

Under Accounting Standard AASB 3 ‘Business Combinations’, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the consolidated entity’s current accounting policy which amortises goodwill over its useful life not exceeding 20 years. Under the new policy, amortisation will no longer be charged - refer Note 3 for amortisation expense for the year ended June 30, 2004. However, post the transition date of July 1, 2004, goodwill will be recognised immediately in the Statement of Income to the extent it is impaired.

Potentially higher expenses may result in the event of a business combination because an acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business acquisition. Any such liabilities existing at transition will be adjusted against opening retained earnings.

(iii)     Impairment of Assets

Under the Accounting Standard AASB 136 ‘Impairment of Assets’, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the consolidated entity’s current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy, it is likely that impairment of assets will be recognised sooner and that the amount of write-downs charged to the Statement of Income could be greater.

(iv)     Share-Based Payments

The consolidated entity does not currently recognise an expense for options issued to staff. On adoption of Accounting Standard AASB 2 ‘Share-Based Payments’, the Amcor consolidated entity will recognise an expense for all share based remuneration such as Amcor’s Employee Incentive Share Plans. On transition, this change in accounting policy will result in a change to opening retained earnings.

(v)       Income Taxes

Under Accounting Standard AASB 112 ‘Income Taxes’, the consolidated entity will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Balance Sheet or a tax-based Balance Sheet.  On this basis, it is possible that significant adjustments to deferred tax assets and liabilities may be required as a result of the requirements to tax effect balance sheet items and other transactions, not previously considered within the consolidated entity’s tax calculation.

(vi)     Employee Benefits

Under Accounting Standard AASB 119 ‘Employee Benefits’, employer sponsors are required to recognise the net surplus or deficit in their employer sponsored defined benefit funds as an asset or liability, respectively. This will result in a change in the current accounting policy which does not recognise the net surplus/deficit of defined benefit funds as an asset/liability.

The initial net deficit for the consolidated entity will be disclosed as a financial liability and, on transition, will be charged to retained earnings. Subsequent adjustments will be to net profit or loss for the period. The impact and volatility on the Statement of Income is likely to be higher for actuarially determined valuations under AASB 119 compared with cash contributions under Australian GAAP.

(vii)     Intangible Assets

Under Accounting Standard AASB 138 ‘Intangible Assets’, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the consolidated entity’s current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred.

(C) Anti-Trust Investigations and Related Management Changes

Board Announcements

On November 23, 2004, Amcor announced that it had received information that led it to believe the Company’s Australian business may have been involved in conduct which breaches competition laws.  Amcor immediately informed the ACCC of the information received and informed the ACCC that it would provide full cooperation in any investigation which the ACCC undertakes.  Amcor also initiated its own investigation of these matters.

On December 7, 2004, Amcor announced that after it had received the information referred to in its November 23 announcement, the Board immediately:

•                                          notified the ACCC of the information and advised the ACCC that it would cooperate fully with any investigation by the ACCC;

•                                          notified the ASX of possible breaches of competition laws; and

•                                          instructed its legal advisors to review the available information and to conduct interviews with relevant members of management who may be able to assist in the investigation.

In the December 7 announcement the Board stated that it had met on December 6, 2004 to receive and consider an interim report in the matter from its legal advisors.  The Board also resolved to accept offers of resignation given by each of Mr. Russell Jones (Managing Director of the Company) and Mr. Peter Sutton (Managing Director, Amcor Australasia) from their employment (and any directorships and other positions) with the Amcor Group.  Mr. Peter Brown retired as Managing Director of Amcor Australasia in October 2003 and became a consultant to the Group.  That consultancy was also terminated.

The Board announced its intention that Messrs. Jones and Sutton would receive only their minimum legal entitlements on resignation and that any additional contractual payments (whether by way of accrued performance payments or payments in lieu of notice or otherwise) would not be made to them.

The Board also announced the following interim appointments:

•                                          Mr. Chris Roberts (Chairman) would become Executive Chairman.

•                                          Mr. Louis Lachal, who was then the Executive General Manager Operations would become the Acting Chief Operating Officer of the Company.  Mr. Lachal has been with the Amcor Group for 24 years and has worked in a number of divisions, both in Australia and the United Kingdom.

•                                          Mr. Darryl Roberts, who was then the Group General Manager Fibre Packaging in Australasia, would become the Acting Managing Director of Amcor Australasia.  Mr Roberts has extensive experience working within a number of divisions in Australasia, including 10 years managing the metal can operations.

The Board has commenced the process of identifying suitable candidates for subsequent appointment to the executive positions.

The Board’s December 7 announcement included the following background information.

On September 28, 2004, four senior executives who had worked in the corrugated box business of the Amcor Group in Australia resigned.  On November 10, 2004, Amcor sought orders in the Federal Court relating to the return of confidential information belonging to the Amcor Group and injunctions to prevent use of that information by those former executives.  Subsequently, the Company joined Mr. Jim Hodgson (former head of its Australia and New Zealand corrugated box business) to the proceeding.  The Federal Court granted orders providing for the delivery up of any such confidential information.

On the afternoon of November 19, 2004, the solicitors for those former executives delivered material to the Company’s solicitors which suggested that the Company may have been involved in conduct which breached competition laws.  As noted above, on November 22, 2004, the Company’s Board met to discuss the matter and resolved to refer the material which it had to the ACCC and to fully cooperate with any investigation which the ACCC may undertake.

The Board also resolved that the Company would urgently undertake its own investigation of the matter.

The Company’s investigation is at an early stage.  To date, its investigation has revealed that certain of its officers and employees appear to have entered into and given effect to arrangements which constituted cartel conduct in the corrugated box business in Australia and New Zealand.  The full nature and extent of the cartel conduct has not yet been ascertained by the Company.

The Board is continuing to investigate the full nature and extent of the cartel conduct in the corrugated box business in Australia and New Zealand.  At this stage, the Board is not aware of any cartel conduct affecting any other part of the Company’s operations.  It is to be expected that the ACCC, in the course of its investigation, will seek to ascertain whether any cartel conduct has occurred in any of the Company’s operations other than its corrugated box business in Australia and New Zealand.

The Australian and New Zealand corrugated box business represented approximately 9% of Group sales revenue and 8% of Group PBITA in the year ended June 30 2004, 9% of Group sales revenue and 9% of Group PBITA in the year ended June 30 2003, and 11% of Group sales revenue and 11% of Group PBITA in the year ended June 30 2002.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (TPA).

On November 22, 2004 Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (ACCC Leniency Policy).

The ACCC Leniency Policy allows for immunity from ACCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel.  To obtain immunity, an applicant must meet certain requirements, including the provision of full co-operation on a continuous basis with the ACCC in its investigation and any ensuing proceedings.

In circumstances where the ACCC Leniency Policy does not apply, the ACCC will consider any application for leniency pursuant to its Cooperation Policy for Enforcement Matters.

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties who claim to have suffered loss or damage as a result of a contravention of the TPA to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (Commerce Act).

On November 29, 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (NZ Leniency Policy).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.  Amcor was granted conditional immunity on December 1, 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.  The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of the cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of the amounts, if any, which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and New Zealand.

The following factors (among others) would be relevant to any attempted assessment of any such estimate or estimated range:

•                                         First, a breach of Australia’s relevant anti-trust laws may involve the imposition of a civil pecuniary penalty for a corporation of up to $10 million for each breach.  Corporations found to be in breach of New Zealand’s relevant anti-trust laws may face, for each breach, a civil pecuniary penalty up to the greater of:

•                                          NZ$10 million; or either

•                                          three times the value of any commercial gain resulting from the contravention; or

•                                          if the commercial gain cannot be ascertained, 10 per cent of the annual turnover of the body corporate and its interconnected bodies corporate as a result of trading by that body corporate in New Zealand.

A court may, in its discretion, choose to impose a penalty for a lesser amount.

•                                         Second, at this early stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of anti-trust laws may have occurred.  Based on the limited information which Amcor has received since it first became aware of the cartel conduct on November 19, 2004, Amcor believes that cartel conduct may have occurred in Australia and New Zealand for a number of years.  Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•                                         Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy.  It is not possible at such an early stage in the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or part, or of the financial impact if either of such applications is not successful.

•                                         Fourth, Amcor does not know when the ACCC and NZCC will make a decision as to whether to commence legal proceedings, and, if a decision is taken to commence proceedings, when any such proceedings will be commenced.  Any such legal proceedings may not be heard and determined by the courts for a number of years.  Accordingly, no reliable assessment can be made at present of how many breaches of anti-trust laws may be found by the courts to have occurred or as to the quantum of any pecuniary penalties which may be imposed by the courts.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in any proceedings which may be instituted by third parties.

Although it is not possible to establish a reasonable estimated range of either penalties or damages, there can be no assurance that the penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Note 33               RECONCILIATION OF ACCOUNTS TO US GAAP

The financial statements of the consolidated entity are prepared in accordance with Australian GAAP (refer Note 1), which differs in some respects from accounting principles generally accepted in the United States of America (‘US GAAP’).  The financial analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of Australian GAAP.

Reconciliation to US GAAP

The following is a summary of the major differences to consolidated net income and consolidated comprehensive income for the years ended June 30, 2004, 2003 and 2002 that would be required if US GAAP had been applied instead of Australian GAAP.

		For the Years Ended June 30
		(in millions of A$)
	Note	2004	2003	2002
Consolidated Statements of Income

Net profit reported using Australian GAAP		345.7	361.3	851.7
Property, plant and equipment	33 (a)	7.7	8.3	5.0
Provisions	33 (b)	3.2	(8.1)	4.7
Pension plans	33 (c)	10.8	1.5	2.7
Start-up costs	33 (d)	0.4	(0.4)	(9.2)
Goodwill	33 (e)	127.6	136.8	20.1
Employee share schemes	33 (g)	(18.0)	(31.1)	(18.3)
Research and development	33 (h)	(1.4)	(5.5)	—
Derivatives and hedging activities	33 (i)	(14.0)	(29.5)	57.0
Grant income	33 (j)	(4.3)	(5.3)	(2.2)
Business combinations	33 (k)	(0.8)	(11.1)	(72.1)
PACRS	33 (l)	(62.4)	(62.1)	(43.6)
Differences in application of GAAP on deferred taxes	33 (q)	(14.1)	—	—
Tax effect of above adjustments, net		2.3	12.8	23.5
Net income according to US GAAP		382.7	367.6	819.3
Other comprehensive loss, net of taxes:
Exchange Fluctuations Reserve		(137.1)	(283.8)	(162.0)
Equity share of Associate EFR		—	—	0.7
Unrealized gains on available for sale investments, net of tax expense of $0.5 million	33 (p)	6.9	—	—
Pension plan additional minimum liability, net of tax benefit of $3.0 million (2003 $13.5 million)	33 (c)	(6.5)	(25.3)	(5.1)
Total other comprehensive loss		(136.7)	(309.1)	(166.4)
Comprehensive income according to US GAAP		246.0	58.5	652.9
Accumulated other comprehensive income balances (net of taxes):
Exchange fluctuations reserve		(493.4)	(356.3)	(72.5)
Unrealized gains on available for sale investments, net of tax expense of $0.5 million	33 (p)	6.9	—	—
Pension plan additional minimum liability, net of tax benefit of $16.5 million (2003 $13.5 million)	33 (c)	(38.5)	(32.0)	(6.7)
Total accumulated other comprehensive income		(525.0)	(388.3)	(79.2)

	For the Years Ended June 30
	(in millions of A$, except for share and per share data)
	2004	2003	2002

Earnings per share calculation according to US GAAP

Net profit	382.7	367.6	819.3
After tax cost of interest on convertible securities	18.5	26.8	28.1
After tax cost of convertible reset security distribution	—	—	25.5
Amortization of convertible reset security beneficial conversion feature	—	—	5.0
Diluted net profit	401.2	394.4	877.9

Reconciliation of average number of shares
Basic average number of shares (m’s)	867.1	835.2	665.0
Impact of dilutive securities (m’s)	56.7	71.1	123.1
Dilutive average number of shares (m’s)	923.8	906.3	788.1

Basic earnings per share	$0.44	$0.44	$1.23
Diluted earnings per share	$0.43	$0.44	$1.11

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(in millions)
Potential common shares (1)	92.1	79.1	—
Options over common shares (2)	—	—	2.0

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

The following are the differences in the consolidated balance sheet, specifically total assets, as at June 30, 2004 and 2003 that would be required if US GAAP had been applied instead of Australian GAAP.

		At June 30
		(in millions of A$)
	Note	2004	2003

Consolidated Balance Sheets

Total Assets reported using Australian GAAP		10,286.4	9,562.3
Property, plant and equipment	33 (a)	(11.0)	(18.2)
Pension plans	33 (c)	82.0	74.1
Start-up costs	33 (d)	(14.0)	(21.4)
Goodwill	33 (e)	508.4	387.8
Employee share schemes	33 (g)	(34.4)	(34.5)
Research and development	33 (h)	(6.9)	(5.5)
Derivative instruments and hedging activities	33 (i)	11.3	29.4
Business combinations	33 (k)	(92.1)	(111.7)
PACRS	33 (l)	5.6	8.4
Reclassification of deferred tax balances	33 (m)	(271.2)	(225.2)
Non-recourse receivables securitization program	33 (o)	197.9	190.5
Unrealized gains on available for sale investments	33 (p)	7.4	—
Differences in application of GAAP on deferred taxes	33 (q)	26.2	40.4
Deferred tax effect of above adjustments		31.9	25.7
Total Assets according to US GAAP		10,727.5	9,902.1

The following is a summary of the major adjustments to consolidated shareholders’ equity as at June 2004, 2003 and 2002 that would be required if US GAAP had been applied instead of Australian GAAP.

		At June 30
		(in millions of A$)
	Note	2004	2003	2002

Consolidated Shareholders’ Equity at Year End

Shareholders’ Equity reported using Australian GAAP		4,617.0	4,439.8	4,394.7
Property, plant and equipment	33 (a)	(181.2)	(188.9)	(197.1)
Provisions	33 (b)	17.4	14.2	—
Pension plans	33 (c)	26.5	22.2	46.0
Start-up costs	33 (d)	(14.0)	(21.4)	(21.0)
Goodwill	33 (e)	508.4	387.8	251.0
Provision for dividend	33 (f)	—	—	115.2
Employee share schemes	33 (g)	(34.4)	(34.5)	(27.4)
Research and development	33 (h)	(6.9)	(5.5)	—
Derivative instruments and hedging activities	33 (i)	2.0	22.2	51.7
Grant income	33 (j)	(22.1)	(17.8)	(12.5)
Business combinations	33 (k)	(75.9)	(75.1)	(64.3)
PACRS	33 (l)	(591.6)	(581.6)	(571.8)
Unrealized gains on available for sale investments	33 (p)	7.4	—	—
Differences in application of GAAP on deferred taxes	33 (q)	10.0	23.8	22.9
Income tax effect of above adjustments		0.7	(0.9)	(5.6)
Shareholders’ Equity according to US GAAP		4,263.3	3,984.3	3,981.8

Roll Forward Analysis of Shareholders’ Equity under US GAAP

Opening shareholders’ equity according to US GAAP		3,984.3	3,981.8	2,098.8
Net income/(loss) in accordance with US GAAP		382.7	367.6	819.3
Decrease/(increase) in employee loans		0.1	(7.1)	(3.3)
Additional paid in capital		—	—	11.1
Other comprehensive loss – net of transfers to retained profits for amounts now realised		(71.2)	(310.6)	(146.6)
Employee share scheme compensation expense		18.0	31.1	18.3
Ordinary shares issued		216.6	162.5	1,363.8
Final 2003 dividend paid 1 October 2003		(127.6)	(115.5)	(88.7)
Interim 2004 dividend paid 31 March 2004		(139.7)	(125.3)	(91.0)
Other		0.1	(0.2)	0.1
Closing shareholders’ equity according to US GAAP		4,263.3	3,984.3	3,981.8

Note 33               RECONCILIATION OF ACCOUNTS TO US GAAP

Basis of Presentation

Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows on F-9 presents bank overdrafts as a component of cash, which is consistent with Australian GAAP and International Accounting Standard No. 7.  In accordance with SFAS 95 net activity in bank overdrafts is to be disclosed as components of cash flow from financing activities.  The effect on the Consolidated Statements of Cash Flows on F-9 of adopting this disclosure would be that cash flow from financing activities would decrease by A$88.7 million for the year ended June 30, 2004, increase by A$78.3 million for the year ended June 30, 2003, and increase by A$11.5 million for the year ended June 30, 2002, respectively.

For US GAAP purposes no cash was classified as restricted as at June 30, 2004 or June 30, 2003.  As at June 30, 2002, $2,118 million was classified as restricted cash and excluded from cash from the Consolidated Balance Sheets and Consolidated Statements of Cash Flows. This amount was used as a partial payment for the acquisition of the PET container and closures businesses of Schmalbach-Lubeca, which was made on July 1, 2002.

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

US GAAP adjustments

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

The above election also causes differences in reported gains and losses on the sale of property, plant and equipment.  Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation.  For US GAAP purposes, gains and losses are determined having regard to depreciated historical cost.

Sale and leaseback where substantially all of the use of the property was retained

Certain properties were sold during the year ended June 30, 2002 and leased back under an operating lease agreement for Australian GAAP purposes.  For US GAAP purposes, this transaction did not qualify for sale and leaseback accounting as the sales agreement contained a repurchase option, and other forms of continuing involvement.  Accordingly, the transaction was recorded as a secured borrowing and the properties recorded as an asset, with a corresponding obligation recorded for the proceeds received. For the current financial year, payments made under the relevant agreements have been apportioned between interest expense and the loan liability.

Sale and leaseback transactions where less than substantially all of the use of the property was retained

Certain properties were sold during the year ended June 30, 2004 and leased back under an operating lease agreement for Australian GAAP purposes.  All of the profit was recognised at the date of sale.  For US GAAP purposes, however, as more than a minor part but less than substantially all of the use of the property was retained, profit in excess of the present value of the minimum lease payments has been recognised at the date of sale, while the balance has been deferred and will be amortised over the life of lease against the future operating lease payments.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Revaluations
Depreciation effect	0.8	0.8	0.9	29.4	28.6	29.4	28.6
Gain on disposal	8.7	7.9	8.6	—	—	—	—
Adjustment to revaluation surplus	—	—	—	(203.8)	(212.6)	(203.8)	(212.6)

Sale and leaseback - substantial
Depreciation effect/ reinstatement of asset	(2.4)	(2.3)	(2.4)	163.4	165.8	(7.1)	(4.7)
Profit on sale not recognized	—	—	(3.5)	—	—	(3.5)	(3.5)
Lease rentals not recognized	16.3	15.7	15.2	—	—	47.2	30.9
Lease interest on sale and leaseback assets	(13.6)	(13.8)	(13.8)	—	—	(41.2)	(27.6)

Sale and leaseback – less than substantial
Profit on sale not recognized	(2.1)	—	—	—	—	(2.1)	—

Total Property, Plant and Equipment adjustments	7.7	8.3	5.0	(11.0)	(18.2)	(181.2)	(188.9)

(b)                       Provisions

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

During the year ended June 30, 2003, the consolidated entity increased the provision for wages, salaries, annual leave and sick leave to reflect the remuneration rates the consolidated entity expects to pay.  This requirement is fundamentally consistent with US GAAP.  However, pursuant to the transitional requirements of AASB 1028 ‘Employee Entitlements’, the increase in the provision as at July 1, 2002 was recorded against opening retained earnings.  For US GAAP purposes, this increase in the provision was recorded against net income.

Onerous contracts

Under Australian GAAP, in accordance with the adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’, a provision for onerous contracts is recognized when the unavoidable costs of meeting the consolidated entity’s obligation under these contracts exceeds the economic benefits expected to be received.  Under US GAAP, this represents future operating losses and therefore the provision is reversed and contract revenues and expenses are booked in subsequent periods as sales are made under the contract.  Under the transitional arrangements of AASB 1044, a provision for onerous contracts was recorded against opening retained earnings in the year ended June 30, 2003.  This provision has been reversed for US GAAP purposes and any subsequent utilization of this Australian GAAP provision is charged to net income for US GAAP purposes.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Employee benefits
Post employment benefits	—	—	4.7	—	—	—	—
Charge to opening retained earnings for Australian GAAP change in accounting policy	—	(2.2)	—	—	—	—	—

Onerous contracts
Reversal of provision and recognition of current year expense	3.2	(5.9)	—	—	—	17.4	14.2

Total Provisions adjustments	3.2	(8.1)	4.7	—	—	17.4	14.2

(c)                        Pension Plans

Under Australian GAAP the contributions to the various pension plans are recorded as an expense in the income statement.  Under US GAAP an adjustment is made to recognize the measurement principles of SFAS 87 in determining net income and shareholders’ equity (refer Note 26).

The consolidated entity is not a party to any material agreements with its employees in respect of post retirement or other compensation benefits (other than pension plans) except for those amounts which are provided for in the financial statements in accordance with various statutory entitlements.

As a result of the acquisition of AFE A/S and Schmalbach-Lubeca, certain liabilities for accrued benefit costs have been recorded for US GAAP purposes, with a corresponding adjustment to goodwill.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Pension plans
Prepaid/(accrued) pension costs	10.8	1.5	2.7	56.8	59.4	65.0	54.2
Recognition of minimum liability:
Other comprehensive income adjustment	—	—	—	—	—	(38.5)	(32.0)
Intangible assets recognized	—	—	—	9.3	10.2	—	—
Acquired funds	—	—	—	15.9	4.5	—	—

Total Pension Plan adjustments	10.8	1.5	2.7	82.0	74.1	26.5	22.2

(d)                       Start-Up Costs

Under US GAAP certain start-up costs which relate to one-time activities involving the set up of new facilities, products or conducting a new business, must be expensed as incurred under Statement of Position 98-5 `Reporting on the Costs of Start-Up Activities’. Under Australian GAAP such start-up costs are permitted to be capitalized, and amortized over the life of the asset.

Included in start up costs in 2002 were $7.0 million of pre-acquisition costs related to the acquisition of Schmalbach-Lubeca, which were able to be capitalised under Australian GAAP but expensed for US GAAP.  In 2003 this adjustment continued to be reflected as part of the start-up costs adjustment with a corresponding adjustment to property, plant and equipment.  In 2004, however as these pre-acquisition costs form part of the goodwill on the acquisition of Schmalbach-Lubeca, the adjustment has now been reflected as part of goodwill.

The impact of the above accounting difference on net profit, assets and shareholders’ equity is as follows:

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Start up cost adjustments	0.4	(0.4)	(9.2)	(14.0)	(21.4)	(14.0)	(21.4)

(e)                        Goodwill

Amortisation of goodwill

For Australian GAAP purposes, prior to 1989, goodwill was written off in the year of acquisition.  For US GAAP purposes this goodwill has been reinstated.

Subsequent to 1989 acquired goodwill is amortized in equal instalments over a maximum of 20 years for Australian GAAP purposes – refer Note 1(18).  While for US GAAP purposes, up until July 1, 2002, certain goodwill with an expected life greater than 20 years was permitted to be amortized in equal instalments over a maximum of 40 years.  Effective July 1, 2002. the consolidated entity adopted the requirements of SFAS 142 ‘Goodwill and Intangible Assets’ for US GAAP purposes.  In accordance with the requirements of this standard, amortisation of goodwill ceased, and instead the carrying value of goodwill is tested annually for potential impairments.

Pre-acquisition costs

Included in start up costs in 2002 were $7.0 million of pre-acquisition costs related to the acquisition of Schmalbach-Lubeca, which were able to be capitalised under Australian GAAP but expensed for US GAAP.  In 2003 this adjustment continued to be reflected as part of the start-up costs adjustment with a corresponding adjustment to property, plant and equipment.  In 2004, however as these pre-acquisition costs form part of the goodwill on the acquisition of Schmalbach-Lubeca, the adjustment has now been reflected as part of goodwill.

The impact of the above GAAP differences on net profit, assets and shareholders’ equity is as follows:

	Years Ended June 30
	(in millions of A$)
	Net profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Adjustment for Schmalbach pre-acquisition costs	—	—	—	(7.0)	—	(7.0)	—
Reinstatement and amortization of goodwill	127.6	136.8	20.1	515.4	387.8	515.4	387.8

Total Goodwill Adjustments	127.6	136.8	20.1	508.4	387.8	508.4	387.8

In accordance with the transitional requirements of SFAS 142, the following table includes the proforma disclosure of net income and earnings per share, adjusted to exclude the amortization of goodwill for the year ended June 30, 2002:

		For Years Ended June 30
		(in millions of A$, except for per share data)
		2004	2003	2002
Net Income	As reported	382.7	367.6	819.3
	Pro forma	382.7	367.6	851.2
Basic earnings per share	As reported	$0.44	$0.44	$1.23
	Pro forma	$0.44	$0.44	$1.28
Diluted earnings per share	As reported	$0.43	$0.44	$1.11
	Pro forma	$0.43	$0.44	$1.15

(f)                          Provision for Dividend

Prior to July 1, 2002 dividends declared after balance date, but prior to the approval of the financial statements, were recorded as liabilities under Australian GAAP.  Under US GAAP, provisions for dividends are only recognized if they are declared prior to balance date.

On July 1, 2002, the consolidated entity adopted the requirements of AASB 1044 ‘Provisions, Contingent Assets and Contingent Liabilities’ and as a result, Australian GAAP is now consistent with US GAAP.

(g)                       Employee Share/Option Schemes

Under Australian GAAP compensation expense is recognized in relation to the fair value of shares issued in lieu of bonuses and for all share schemes settled by way of cash payment.  However, compensation is not recognized in relation to other schemes, the details of which are described in Note 19.

To recognize compensation expense in accordance with US GAAP, the consolidated entity has prospectively applied, effective July 1, 2002, the recognition and disclosure requirements of SFAS 123 ‘Accounting for Stock Compensation’, as required by SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure’.  Accordingly, compensation expense for all options issued in the current financial year is calculated in accordance with the “fair value” requirements of SFAS 123 using a Black-Scholes option pricing model.  Where options have been issued subject to performance hurdle terms and conditions being satisfied, the compensation expense has been adjusted to reflect the likelihood of hurdle conditions being met.  The current period compensation expense associated with options issued in financial years prior to July 1, 2002 is calculated in accordance with the “intrinsic value” requirements of APB Opinion No.25 and related interpretations.

Prior to July 1, 2002, the consolidated entity recognized compensation expense for all issued options in accordance with APB Opinion No.25.  Based on the requirements of SFAS 148, comparative information has not been restated.

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

		For Years Ended June 30
		(in millions of A$, except for per share date)
		2004	2003	2002
Compensation Expense	As reported	18.0	31.1	18.3
	Pro forma	18.4	32.5	20.0
Net Income	As reported	382.7	367.6	819.3
	Pro forma	382.3	366.2	817.6
Basic earnings per share	As reported	$0.44	$0.44	$1.23
	Pro forma	$0.44	$0.44	$1.23
Diluted earnings per share	As reported	$0.43	$0.44	$1.11
	Pro forma	$0.43	$0.43	$1.11

Costs of Maintenance of Employee Share Schemes and Loans

The costs incurred in maintaining these employee share schemes are charged as a compensation expense for US GAAP reporting purposes.  Under Australian GAAP, these costs are offset against shareholders’ equity.

The impact of the above GAAP differences on net profit, assets and shareholders’ equity is presented in the table below.

Classification of Employee Loans Granted to Fund ESPP Issues

Under Australian GAAP, employee loans are classified as non current receivables.  For US GAAP purposes, the loans are off set against shareholders’ equity.  The impact of this adjustment is reflected in the table below.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Employee Share Schemes
Compensation expense
Options	(7.6)	(16.4)	(7.7)	—	—	—	—
Discount on ESPP	(5.4)	(9.7)	(6.7)	—	—	—	—
Shares issued for nil consideration	(1.6)	(1.1)	(0.4)	—	—	—	—
Costs of maintenance	(3.4)	(3.9)	(3.5)	—	—	—	—

Interest free loans reclassified	—	—	—	(34.4)	(34.5)	(34.4)	(34.5)

Total Employee Share Scheme adjustments	(18.0)	(31.1)	(18.3)	(34.4)	(34.5)	(34.4)	(34.5)

(h)                       Research and Development

Under Australian GAAP, research and development expenditure that is considered to have a demonstrable future economic benefit and commercial value is capitalized and amortized over the period of time during which the benefits are expected to arise.  Under US GAAP, research and development costs are generally charged as expenses as incurred, in accordance with SFAS 2 `Accounting for Research and Development Costs’.

The impact of the above accounting policy difference on net profit, assets and shareholders’ equity is as follows:

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Capitalized research and development expenditure disallowed	(1.4)	(5.5)	—	(6.9)	(5.5)	(6.9)	(5.5)

(i)                           Derivative Instruments and Hedging Activities

The nature of the consolidated entity’s business activities involves the management of various financial and market risks, including those related to currency exchange rates, interest rates and commodity prices.  The consolidated entity uses derivative financial instruments to mitigate or eliminate certain of those risks.

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

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been deemed to be effective are recognized in current earnings along with changes in the fair value of the designated hedged item.  In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been effective are recognized in other comprehensive income, until such time that earnings are affected by the cash flows of the underlying hedged item.  In either a fair value hedge or a cash flow hedge, net earnings are impacted to the extent the changes in the value of the derivative instruments do not offset the changes in the value of the hedged items (ineffectiveness).

Derivative instruments that are non-designated or do not meet the relevant hedge accounting criteria are accounted for at fair value with gains and losses recorded in current earnings.

The hedge designation requirements under SFAS 133 vary in certain respects from Australian GAAP and as a result, the consolidated entity has not met the relevant requirements under US GAAP for cash flow and fair value hedges to qualify for hedge accounting criteria under US GAAP.  Accordingly, under US GAAP, all cash flow and fair value hedges are accounted for at fair value with gains and losses recorded in current earnings.

The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

In 2002, the consolidated entity purchased a foreign currency hedge to fund the acquisition of Schmalbach-Lubeca.  Upon settling the hedge, the consolidated entity realized a gain.  For Australian GAAP purposes, as this was designated as a specific hedge, the gain was applied to the purchase consideration and resulted in the recognition of goodwill on the acquisition at the lower, hedged foreign exchange rate.

However, as noted above, for US GAAP reporting purposes the consolidated entity does not satisfy the relevant hedge accounting criteria.  Therefore the purchase consideration for the Schmalbach-Lubeca acquisition was valued at the relevant market rate, and the gain on the hedge was recognised in net income.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Net market value of derivatives
Recognition and movement in the net market value of derivatives	6.2	(13.0)	5.1	—	—	(13.2)	(13.2)
Net deferred hedge losses brought to account	(20.2)	(16.5)	—	(40.6)	(22.5)	(36.7)	(16.5)

Deferred gain on hedge
Recognition of hedge gain	—	—	51.9	51.9	51.9	51.9	51.9

Total Derivative Instruments and Hedging Activities adjustments	(14.0)	(29.5)	57.0	11.3	29.4	2.0	22.2

(j)                           Grant Income

For Australian GAAP purposes, funds from grants have been recognized as income upon receipt.  Under US GAAP, these funds are deferred and matched against costs on a systematic basis.  The impact of this accounting policy difference on net profit, assets and shareholders’ equity is as follows:

	Years ended June 30 (in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

Grant income deferred and amortized	(4.3)	(5.3)	(2.2)	—	—	(22.1)	(17.8)

(k)                        Business Combinations

The following relates to the Amcor Flexibles Europe (‘AFE’) A/S transaction which occurred on June 29, 2001, whereby the European Flexible operations merged with Danisco Flexible and Akerland & Rausing:

Gain on Sale of Assets Adjustment

US GAAP required the AFE A/S transaction to be recorded under APB Opinion No. 16 ‘Business Combinations’ as a partial sale of Amcor Flexibles Europe and a partial acquisition of the Danisco Flexibles and Ackerlund & Rausing businesses.  For US GAAP purposes, the portion of Amcor Flexibles Europe retained by the consolidated entity remains recorded at its historical cost and the portions of Danisco Flexibles and Ackerlund & Rausing purchased by the consolidated entity are recorded at their respective fair values.  A gain was recognized on the portion of Amcor Flexibles Europe sold for US GAAP purposes (with a corresponding adjustment to goodwill).

Restructuring Provision Adjustments

US GAAP required the AFE A/S transaction to be recorded under APB No.16 as a partial sale of AFE and a partial acquisition of the Danisco Flexibles and Ackerlund and Rausing businesses.  Accordingly, only 67% of the restructuring provision related to the acquired businesses is recorded for US GAAP purposes (with a corresponding adjustment to goodwill).  The remaining portion of the restructuring provision has been expensed as incurred under US GAAP.

During the year ended June 30, 2004, the remaining portion of the provision for restructuring the operations of AFE A/S was utilised.  This provision was recorded as a liability upon the acquisition of this business for Australian GAAP.  The restructuring activities involved various plant closures, plant rationalizations and reductions in employee numbers.  While the US GAAP criteria for accruing costs associated with business restructurings are fundamentally consistent with those of Australian GAAP, it contains very specific qualifying criteria, and where these criteria were not satisfied an adjustment to the restructuring provision was recorded.

Other Fair Value Adjustments

As noted above, for US GAAP purposes, the AFE A/S acquisition is recorded under APB No.16 as a partial sale of AFE and a partial acquisition of the Danisco Flexibles and Ackerlund and Rausing businesses.  Accordingly, only 67% of the fair value adjustments relating to the acquired businesses have been recorded for US GAAP purposes (with a corresponding adjustment to goodwill).

The following amounts relate to the July 1, 2003 AFE transaction, whereby the remaining minority interest shareholding was acquired for $165.1 million:

Minority Interest Acquisition

As noted above under ‘Restructuring provision adjustments’ and ‘Other fair value adjustments’, a portion of these items established for Australian GAAP against goodwill were disallowed for US GAAP.  Through expensing these items, a cumulative $19.6 million of expenses were attributed to minority interest from the time of the initial acquisition on June 29, 2001 through to the acquisition of the minority interest on July 1, 2003.  Consequently the goodwill arising under US GAAP on the acquisition of the minority interest was $19.6 million higher than under Australian GAAP.

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

June 29, 2001 AFE Merger
Gains on sale of assets	—	—	—	9.0	9.0	9.0	9.0
Restructuring provisions disallowed under US GAAP	(0.8)	(11.1)	(62.2)	(96.9)	(96.9)	(75.0)	(74.2)
Other fair value adjustments	—	—	(9.9)	(23.8)	(23.8)	(9.9)	(9.9)

Total June 29, 2001 AFE Transaction adjustments	(0.8)	(11.1)	(72.1)	(111.7)	(111.7)	(75.9)	(75.1)

July 1, 2003 AFE Transaction
Minority interest acquisition	—	—	—	19.6	—	—	—

Total June 30, 2003 AFE Transaction adjustments	—	—	—	19.6	—	—	—

Total Business Combination adjustments	(0.8)	(11.1)	(72.1)	(92.1)	(111.7)	(75.1)	(75.1)

(l)                           Perpetual Non-cumulative Subordinated Convertible Reset Unsecured Notes (“PACRS”)

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

The table below outlines the impact on net profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Net Profit			Assets		Shareholders’ Equity
	2004	2003	2002	2004	2003	2004	2003

PACRS
Reclassification of balances	—	—	—	13.4	13.4	(596.6)	(596.6)
Amortization of capitalized transaction costs	(2.8)	(2.8)	(2.2)	(7.8)	(5.0)	(7.8)	(5.0)
Interest expense recorded as distribution under Australian GAAP	(52.4)	(52.3)	(36.4)	—	—	—	—
Beneficial conversion feature	—	—	—	—	—	32.5	32.5
Amortization of beneficial conversion feature	(7.2)	(7.0)	(5.0)	—	—	(19.7)	(12.5)

Total PACRS adjustments	(62.4)	(62.1)	(43.6)	5.6	8.4	(591.6)	(581.6)

(m)                     Income Taxes

The consolidated entity applies SFAS 109 ‘Accounting for Income Taxes’ in preparing its US GAAP information.  Accounting for income taxes under Australian GAAP is under the liability method, and is consistent in all major respects to SFAS 109.

The amount and expiration dates for tax losses relating to the portion of the deferred tax asset that is not likely to be realized based on management’s assessment of future taxable income at June 30, 2004 are as follows:

Amount	Expiration Date
(in millions of A$)

23.0	June 30, 2005
11.8	June 30, 2006
15.0	June 30, 2007
31.1	June 30, 2008
10.3	June 30, 2009
11.2	June 30, 2010
10.8	June 30, 2011
9.2	June 30, 2012
9.2	June 30, 2013
7.2	June 30, 2014
7.9	June 30, 2015
13.3	June 30, 2016
5.8	June 30, 2017
5.8	June 30, 2018
5.8	June 30, 2019
5.8	June 30,2020
18.9	Indefinite life
202.1	Total

In assessing the realizability of deferred tax assets for US GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets will only be obtainable if:

•                  the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realized;

•                  the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•                  changes in income tax legislation do not adversely affect the ability of the entities to realize the benefits of the deductions.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  A valuation allowance is provided against the deferred tax asset for the portion of that asset that is not likely to be realized based on management’s assessment of future taxable income.  During the year there was a decrease in the valuation allowance of $30.7 million (2003 increase $223.8 million).  As at June 30, 2004, a valuation allowance of $202.1 million (2003 $232.8 million) has been provided against deferred tax assets.  This valuation allowance relates to carried forward tax losses.

The consolidated entity acquired $78.0 million in carried forward tax losses as part of the acquisition of the Schmalbach-Lubeca business.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. If any of these deferred tax assets are subsequently realized, they will result in a corresponding adjustment to goodwill.  During the year, $14.1 million of these carried forward tax losses were realized.  For Australian GAAP purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense.  For US GAAP purposes however, the movement in the valuation allowance relating to the realization of these tax losses has resulted in a corresponding adjustment to goodwill.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca business at June 30, 2004 are $63.9 million.  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

The consolidated entity has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2004 and prior years because the consolidated entity currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.  A deferred tax liability will be recognized when the consolidated entity is no longer able to demonstrate that it plans to permanently reinvest the undistributed earnings.  The determination of the unrecognized deferred tax liability is not practicable.

Income tax expense

For the year ended June 30, 2004 $355.8 million of the total US GAAP pre tax profit of $520.3 million relates to domestic operations, whilst the balance of $164.5 million relates to foreign operations.  Income tax expense attributable to income calculated in accordance with US GAAP, consists of:

	(in millions of A$)
	Current	Deferred	Total

Year ended June 30, 2004
Domestic	11.5	(5.2)	6.3
Foreign jurisdiction	109.4	7.4	116.8
	120.9	2.2	123.1

Year ended June 30, 2003
Domestic	4.1	21.1	25.2
Foreign jurisdiction	88.4	(15.9)	72.5
	92.5	5.2	97.7

Year ended June 30, 2002
Domestic	24.7	31.1	55.8
Foreign jurisdiction	1.3	39.6	40.9
	26.0	70.7	96.7

Income tax expense attributable to income was $123.1 million, $97.7 million and $96.7 million for the years ended June 30, 2004, June 30, 2003 and June 30, 2002 respectively and differed from amounts computed by applying the Australian income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended June 30
	(in millions of A$)
	2004	2003	2002

Computed “expensed” tax expense	156.1	144.6	277.6
Increase/(reduction) in income taxes resulting from;
Different overseas tax rates	6.9	6.2	6.6
Share of associate’s net profit	—	—	(12.0)
Non deductible amortization of PACRS costs	2.8	2.8	1.1
Capital structures	(56.2)	(55.9)	(36.4)
Amortization/write down of goodwill	(12.5)	(13.1)	6.5
Employee share schemes	5.4	9.3	5.5
Change in estimate of prior year tax provision	(9.3)	(14.3)	(8.8)
Utilisation of tax losses	(8.8)	(8.1)	(1.8)
Tax benefit on significant items not recognised	25.0	9.4	(160.4)
Other	13.7	16.8	18.8
Total Income Tax Expense	123.1	97.7	96.7

Income tax expense relates to continuing operations.

Deferred Taxes

The disclosure of deferred tax assets and liabilities calculated in accordance with US GAAP and classified into current and non-current balances, as required by SFAS 109, is set out below:

	Years Ended June 30
	(in millions of A$)
	2004	2003

Deferred Tax Liabilities
Current	50.6	24.5
Non-Current	352.9	334.6
	403.5	359.1
Composition:

Plant and equipment, due to differences in depreciation	304.7	300.5
Capitalized finance leases	0.3	—
Prepaid expenses	2.1	0.4
Inventory/Stereos & Dies	—	3.5
Other	96.4	54.7
	403.5	359.1
Deferred Tax Assets
Current	60.4	22.7
Non-Current	210.8	202.5
	271.2	225.2
Composition:

Employee benefits provision	50.2	42.1
Insurance/claims and restructuring provisions	43.5	52.4
Carried forward tax losses	296.0	286.7
Accruals	8.5	12.3
Unrealized currency differences	24.1	6.4
Other	51.0	58.1
Total Gross Deferred Tax Assets	473.3	458.0

Less valuation allowance	(202.1)	(232.8)
Total Net Deferred Tax Assets	271.2	225.2
Net Deferred Tax Liability	132.3	133.9

(n)                       Earnings Per Share

The consolidated entity adopted the revised AASB 1027 ‘Earnings Per Share’ on July 1, 2002.  The requirements of this Australian Accounting Standard are fundamentally consistent with US GAAP requirements detailed in SFAS 128 ‘Earnings Per Share’.  However, earnings per share results will differ between Australian and US GAAP due to the impact of different Australian and US accounting policies on items effecting net income.  In addition to this, the US GAAP accounting treatment for the PACRS results in a beneficial conversion feature which impacts the earnings per share reported under US GAAP.  For Australian accounting purposes, there is no such requirement.

(o)                       Non-Recourse Receivables Securitization Program

As described in Note 30, the consolidated entity utilizes an uncommitted, multi-currency receivables securitization program in the United Kingdom, France, Germany, Spain and the USA.  The trade receivables of some of the consolidated entity’s businesses in these jurisdictions are sold, on a non-recourse basis, into an independent securitization conduit, which issues asset-backed commercial paper into organized markets.  The aggregate amount of discount on the sale of receivables under this program, which is included in the income statement, is $5.7 million (2003 – A$4.6 million).

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

For US GAAP purposes, the sale of these receivables is reversed, as the sale has not been made to a substantive third party.  As a result, the receivables are re-instated and the cash received for the sale of $197.9 million (2003 $190.5 million) is treated as a secured borrowing.

(p)                       Unrealised Gains on Available for Sale Investments

Under Australian GAAP, investments in listed and unlisted securities are recorded at cost, less provision for permanent diminutions in value.  Under US GAAP, listed investments categorized as “available for sale” in accordance with FAS 115, “Accounting for certain investments in debt and equity securities”, are valued at their market value at year end, with any adjustments being taken through Other Comprehensive Income (OCI).

(q)                       Differences in Application of GAAP on Deferred Taxes

This adjustment reflects the following items:

Acquired tax losses

The consolidated entity acquired $78.0 million in carried forward tax losses as part of the acquisition of the Schmalbach-Lubeca business.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. If any of these deferred tax assets are subsequently realized, they will result in a corresponding adjustment to goodwill.  During the year, $14.1 million of these carried forward tax losses were realized.  For Australian GAAP purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense.  For US GAAP purposes however, the movement in the valuation allowance relating to the realization of these tax losses has resulted in a corresponding adjustment to goodwill.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca business at June 30, 2004 are $63.9 million.  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

Business combination deferred taxes

The impact of the GAAP differences on deferred taxes associated with the adjustments set out in Note 33 (k) ‘Business Combinations’.

(r)                          Recent Changes to US GAAP

Additional Employer Disclosures about Pensions and other Post Retirement Benefits

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised) “Employer Disclosures about Pensions and other Post Retirement Benefits”. This standard requires that companies provide additional detail concerning their plan assets, benefit obligations, cashflows, benefit costs and other similar relevant information. This statement was made effective December 15, 2003.  See Note 26 for the additional disclosures required by this statement.