Form 20-F/A
period 2004-06-30
AMCOR LTD
filed 2005-05-26
CIK 869428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number: 0-18893

AMCOR LIMITED

(Exact name of Registrant as specified in its charter)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

679 Victoria Street,
Abbotsford, Victoria  3067
Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12 (b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
American Depositary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares:         877,949,796

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 15 of the Annual Report on Form 20-F of Amcor Limited (the “Company”) for the fiscal year ended June 30, 2004, which was filed on December 23, 2004.  In connection with this Amendment No. 1, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004 as originally filed, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this Amendment continues to speak as of June 30, 2004.

ITEM 15.   CONTROLS AND PROCEDURES

We have received information that leads us to believe that certain officers and employees of the Company appear to have entered into, and given effect to, arrangements which constituted possible cartel conduct in its corrugated box business in Australia and New Zealand.  See Item 8, “Financial Information – Legal Proceedings”, for further information relating to this matter. We informed the ACCC and the NZCC of these matters and we are cooperating with the investigations they have initiated.  We are continuing to investigate these matters and the effectiveness of our disclosure controls and procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), our management, with the participation of the Executive Chairman and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2004.  Based on that evaluation, they have concluded that, as at June 30, 2004, the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to our management, including our Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgments or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people.  Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation.   See Item 8 “Anti-Trust Investigations and Related Management Changes – Board Announcements”.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

2

ITEM 19.   EXHIBITS

The following exhibits are being filed as part of this Amendment No. 1:

12.1   Certification to this Amendment No. 1 of the Registrant’s Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2   Certification to this Amendment No. 1 of the Registrant’s Executive General Manager, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

3

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Annual Report for the year ended June 30, 2004, to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

/s/ W. Peter Day
Name: W. Peter Day
Title: Executive General Manager, Finance
Date: May 26, 2005

4