Form 20-F/A
period 2004-06-30
AMCOR LTD
filed 2005-06-06
CIK 869428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Item 17  ☐                                                                                                                                                                                      Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A is being filed solely to amend Item 15 of the Annual Report on Form 20-F of Amcor Limited (the “Company”) for the fiscal year ended June 30, 2004, which was filed on December 23, 2004.  In connection with this Amendment No. 2, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

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

2

ITEM 19.   EXHIBITS

The following exhibits are being filed as part of this Amendment No. 2:

12.1   Certification to this Amendment No. 2 of the Registrant’s Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2   Certification to this Amendment No. 2 of the Registrant’s Executive General Manager, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

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

Date: June 6, 2005

4