Form 20-F
period 2005-06-30
AMCOR LTD
filed 2005-12-30
CIK 869428

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒                                 Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2005

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

Ordinary Shares – 878,182,834

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

Item 17  ☐             Item 18 ☒

TABLE OF CONTENTS

Forward-Looking Statements

PART I	ITEM 1	Identity of Directors, Senior Management and Advisers

	ITEM 2	Offer Statistics and Expected Timetable

	ITEM 3	Key Information
		A.	Selected Financial Data
		B.	Capitalization and Indebtedness
		C.	Reasons for the Offer and Use of Proceeds
		D.	Risk Factors

	ITEM 4	Information on the Company
		A.	History and Development
		B.	Business Overview
		C.	Organizational Structure
		D.	Property, Plant and Equipment

	ITEM 5	Operating and Financial Review and Prospects
		A.	Operating Results
		B.	Liquidity and Capital Resources
		C.	Research and Technology
		D.	Trend Information
		E.	Off-Balance Sheet Arrangements
		F.	Tabular Disclosure of Contractual Obligations

	ITEM 6	Directors, Senior Management and Employees
		A.	Directors and Senior Management
		B.	Compensation
		C.	Board Practices
		D.	Employees
		E.	Share Ownership

	ITEM 7	Major Shareholders and Related Party Transactions
		A.	Major Shareholders
		B.	Related Party Transactions
		C.	Interests of Experts and Counsel

	ITEM 8	Financial Information
		A.	Financial Statements
		B.	Significant Changes

	ITEM 9	The Offer and Listing

	ITEM 10	Additional Information
		A.	Share Capital
		B.	Constitution
		C.	Material Contracts
		D.	Exchange Controls
		E.	Taxation
		F.	Dividends and Paying Agents
		G.	Statements by Experts
		H.	Documents on Display
		I.	Subsidiary Information

	ITEM 11	Quantitative and Qualitative Disclosures about Market Risk

	ITEM 12	Description of Securities other than Equity Securities

PART II	ITEM 13	Defaults, Dividend Arrearages and Delinquencies

	ITEM 14	Material Modifications to the Right of Security Holders and Use of Proceeds

PART III	ITEM 15	Controls and Procedures

	ITEM 16A	Audit Committee Financial Expert
	ITEM 16B	Code of Ethics
	ITEM 16C	Principal Accountant Fees and Services
	ITEM 16D	Exemption from Listing Standards for Audit Committee

PART IV	ITEM 17	Financial Statements
	ITEM 18	Financial Statements

	ITEM 19	Exhibits

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute forward-looking statements. Forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Amcor.  Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “seeks”, “estimate”, “anticipate”, “believe”, “continue”, or similar words.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Amcor).  In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved.  Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections.  Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  The factors that may affect Amcor’s future performance include, among others:

•                  changes in the legal and regulatory regimes in which Amcor operates;

•                  changes in behaviour of Amcor’s major customers;

•                  changes in behaviour of Amcor’s major competitors;

•                  the impact of foreign currency exchange rates;

•                  general changes in the economic conditions of the major markets in which Amcor operates;

These forward looking statements speak only as of the date of this Annual Report.  Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, Amcor disclaims any obligation or undertaking to publicly update or revise any of the forward looking statements in this Annual Report, whether as a result of new information, or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3                                                        KEY INFORMATION

A.                                                                                    Selected Financial Data

Definitions

“Company” or “Amcor Limited” means Amcor Limited ABN 62 000 017 372, the listed holding company of the Amcor Group. “Amcor” or “we” or “our” means Amcor Limited and all its controlled entities.

Our fiscal year ends on June 30.  The fiscal year ended June 30, 2005 is referred to herein as “2004-05” and other fiscal years are referred to in a corresponding manner.  All other references are to calendar years.

 “A-GAAP” or “Australian GAAP” means Australian generally accepted accounting principles.

 “US-GAAP” or “US GAAP” means United States generally accepted accounting principles.

“AIFRS” means “Australian equivalents to International Financial Reporting Standards”.

“AASB” means Australian Accounting Standards Board.

“IASB” means International Accounting Standards Board.

“UIG” means the Urgent Issues Group.

“Significant items” means items of revenue and expense included in the operating profit or loss which are disclosed as significant under A-GAAP by reason of their size and effect on the operating profit or loss.  Significant items are not necessarily non-recurring items.  See Note 4 to the Consolidated Financial Statements.

 “Consolidated Financial Statements” means the audited consolidated balance sheets of Amcor as of June 30, 2005 and 2004 and the audited consolidated income statements and statements of cash flows for each of the one-year periods ended June 30 for the years 2005, 2004, and 2003 together with accompanying notes, included and incorporated by reference herein.

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

“ACCC” refers to the Australian Competition and Consumer Commission.

“NZCC” refers to the New Zealand Commerce Commission.

The selected financial data appearing below as at June 30, 2005 and 2004, and for years ended June 30, 2005, 2004 and 2003, is set forth in Australian dollars (except as otherwise indicated), is derived from our audited Consolidated Financial Statements, which are included in this Annual Report.  Certain A$ amounts have been translated into US$ amounts at the exchange rate specified.  These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.   The selected financial data at June 30, 2003, 2002 and 2001 and for years ended June 30, 2002 and 2001 have been derived from our audited Consolidated Financial Statements not included in this Annual Report. Amcor’s audited Consolidated Financial Statements are prepared in accordance with A-GAAP, which differ in certain respects from US-GAAP.  See Note 41 to the Consolidated Financial Statements for a discussion of the significant differences between A-GAAP and US-GAAP as they apply to Amcor for the periods presented therein.   Certain 2004, 2003, 2002 and 2001 amounts in accordance withe US GAAP have been restated to correct errors identified in prior year accounts.  Refer Note 41, for further details.  The restatements had no impact on amounts in accordance with AGAAP. Also, see Note 39 to the Consolidated Financial Statements for a discussion of the impact of adopting Australian Equivalents to International Financial Reporting Standards as they will apply to Amcor for reporting periods beginning July 1 2005.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including Notes thereto.

Selected Financial Data prepared in accordance with A-GAAP

	Year Ended June 30,
	2005(1)		2005		2004		2003		2002		2001
	(In millions, except ratios and per share amounts)

Income Statement Data:

Sales revenue	US$	8,442.4	A$	11,099.6	A$	10,405.9	A$	10,709.9	A$	7,472.4	A$	5,667.2

Profit from ordinary activities before income tax	186.3		245.0		471.5		488.6		981.2		404.0

Income tax	(44.7)		(58.8)		(111.3)		(110.5)		(120.2)		(118.2)
Minority interests	(9.9)		(13.0)		(14.5)		(16.8)		(9.3)		(3.4)
Net profit	US$	131.7	$A	173.2	$A	345.7	A$	361.3	A$	851.7	A$	282.4

Dividends paid and payable – (2)	US$	229.1	A$	299.0	A$	280.3	A$	252.7	A$	206.2	A$	179.1
Dividends per Ordinary Share (A$)	—		A$	0.34	A$	0.32	A$	0.30	A$	0.28	A$	0.28

Dividends per Ordinary Share (US$) (2)	—		US$	0.26	US$	0.22	US$	0.18	US$	0.15	US$	0.14

Earnings per Share
Basic	US$	0.18	A$	0.14	A$	0.34	A$	0.37	A$	1.22	A$	0.45
Diluted	US$	0.18	A$	0.14	A$	0.34	A$	0.37	A$	1.10	A$	0.44

Per American Depository Share (“ADS”);

Earnings per ADS
Basic			A$	0.56	A$	1.36	A$	1.48	A$	4.88	A$	1.80
Diluted			A$	0.56	A$	1.36	A$	1.48	A$	4.40	A$	1.76

Dividends per ADS (A$)			A$	1.36	A$	1.28	A$	1.20	A$	1.12	A$	1.12

Dividends per ADS (US$)			US$	1.03	US$	0.88	US$	0.72	US$	0.60	US$	0.56

	Year Ended June 30,
	2005(1)		2005		2004		2003		2002		2001
	(In millions, except ratios, other data and per share amounts)
Balance Sheet Data (at period end):

Current assets	US$	2,538	A$	3,337	A$	3,052	A$	2,951	A$	4,591	A$	2,683
Total assets	7,529		9,899		10,286		9,562		8,842		7,026
Total long-term interest bearing liabilities (including finance leases)	1,330		1,748		1,776		1,004		1,145		1,559
Other capital resources (3)	229		301		332		446		543		426
Equity attributable to members of the parent entity	3,258		4,284		4,617		4,440		4,395		2,361
Net assets	3,318		4,363		4,708		4,636		4,567		2,570

Refer to page 7 for notes relating to above table

Selected Financial Data prepared in accordance with US GAAP (5)

	2005 (1)		2005		2004		2003		2002		2001
			Restated (5)		Restated (5)		Restated (5)		Restated (5)		Restated (5)
			(In millions, except ratios, other data and per share amounts)
Income Statement Data:

Sales revenue	US$	8,441.9	A$	11,099.6	A$	10,405.9	A$	10,709.9	A$	7,472.4	A$	5,667.2
Net Profit	156.5		205.7		364.3		355.5		797.1		264.1

Earnings per Share (4)

Net Profit	US$	0.17	A$	0.23	A$	0.42	A$	0.43	A$	1.20	A$	0.42
Basic	US$	0.17	A$	0.23	A$	0.41	A$	0.42	A$	1.08	A$	0.41
Diluted

Per American Depository Share (“ADS”);
Earnings per ADS

Net Profit	US$	0.70	A$	0.92	A$	1.68	A$	1.70	A$	4.79	A$	1.68
Basic	US$	0.70	A$	0.92	A$	1.66	A$	1.69	A$	4.34	A$	1.65
Diluted

Balance Sheet Data (at period end):

Current assets	US$	2,683	A$	3,527	A$	3,250	A$	3,141	A$	4,591	A$	2,683
Total assets	7,992		10,508		10,774		10,000		9,010		6,989
Total long-term debt (including finance leases)	1,898		2,496		2,543		1,770		2,058		1,938
Other capital resources (3)	229		301		332		446		543		426
Shareholders' equity/net assets	2,954		3,884		4,169		3,923		3,948		2,083
Number of shares (millions)	—		878.2		878.0		848.2		822.6		633.2

(1)                                 Income statement data and balance sheet data have been translated at the noon buying rate on June 30, 2005 of A$1.00 = US$0.7606.

(2)                                 Dividends have been translated into U.S. dollars at the noon buying rate on the date of payment, except for the 2004-05 final dividend of A$0.17 per Ordinary Share, payable on September 28, 2005, which has been translated at the June 30, 2005 noon buying rate of A$1.00 = US$0.7606.

(3)                                 Includes subordinated convertible unsecured notes which have no maturity dates.  These notes are subordinated to all other obligations of Amcor save for issued capital.

(4)                                 Includes undated subordinated convertible securities, partly-paid ordinary shares and Perpetual Amcor Convertible Rest Securities (PACRS).

(5)                                 Certain 2004, 2003, 2002 and 2001 amounts in accordance with US GAAP have been restated to correct errors identified in prior year accounts.  Refer Note 41, for further details.  The restatements had no impact on amounts in accordance with AGAAP.

Exchange Rates

A majority of Amcor’s revenue and earnings is derived from assets and operations outside of Australia, and those assets, revenue and earnings are denominated in foreign currencies. Most of these are denominated either in US dollars or Euros. Therefore, because Amcor presents its financial statements in A$, appreciation of the A$ against the US$ or the Euro will adversely affect the A$ amount of those assets, revenue and earnings. In addition, fluctuations in the exchange rate between A$ and US$ or Euros will affect the US$ or Euro equivalent of the A$ price of our shares on the ASX and the US$ or Euro value of any cash distributions paid on the shares in A$.

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

In this Annual Report, unless otherwise specified or the context otherwise requires, Australian dollar amounts are denoted by “A$”, Euro amounts are denoted by € and United States dollar amounts are denoted by “US$”. For convenience, certain A$ amounts have been translated into US$ amounts at the exchange rate specified. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

On December 22 2005, the noon buying rate was US$0.7321 = A$1.00.

For each of the periods indicated, the relevant noon buying rates for cable transfers of US$ payable in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were:

Fiscal Year:	2004-05	2003-04	2002-03	2001-02	2000-01

Average (1)	.7530	.7164	.5891	.5242	.5372

Period-end	.7624	.6947	.6714	.5644	.5100

High	.7976	.8008	.6738	.5756	.5996

Low	.6880	.6339	.5278	.4842	.4828

(1)           The average of the closing buying rates on the last day of each month during the year.

The high and low exchange rates for the six months preceding the date of this report were:

Month:	Nov 2005	Oct 2005	Sept 2005	Aug 2005	July 2005	June 2005

High	0.7451	0.7630	0.7731	0.7739	0.7661	0.7792

Low	0.7267	0.7468	0.7537	0.7469	0.7403	0.7498

B.                                                                                    Capitalisation and Indebtedness

Not applicable

C.                                                                                    Reasons for the Offer and the Use of Proceeds

Not applicable

D.                                                                                    Risk Factors

General Economic Conditions

Amcor’s business may be affected by general economic conditions within Australia and globally (including, for example, government fiscal, monetary and regulatory policies, interest rates, tax rates, foreign exchange rates, oil prices, inflation and the industrial relations environment). Changes in the economic conditions in markets in which we operate may result in customers changing spending patterns and their level of general consumption, which may have a material adverse effect on our operating and financial performance.  From time to time input costs may rise particularly, but not only, resin and energy costs, and there may be a mismatch in the timing of recovery of these increases via increased prices to customers.

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

Competition Law Investigations

The ACCC continued its investigation of conduct by Amcor that raised concerns under Australian competition laws.  On December 21, 2005 the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives in respect of alleged cartel conduct in the Australian corrugated packaging industry.  The ACCC also announced that Amcor and its former senior executives have to date received immunity against ACCC-initiated court proceedings for any alleged cartel conduct.  Accordingly Amcor is not a party to the Federal Court proceeding, conditional upon continuing full cooperation from Amcor and such former executives.  The NZCC investigation of conduct by Amcor that raised concerns under New Zealand’s competition laws is incomplete.  As previously notified, Amcor has been granted conditional immunity by the NZCC against NZCC-initiated court proceedings for any alleged cartel conduct.  The granting of immunity by the ACCC and the NZCC does not exclude or limit the rights of third parties who claim to have suffered loss or damage to take legal proceedings.  It is not possible at this stage to predict whether any alleged cartel conduct in Australia or New Zealand will result in third party proceedings for damages against Amcor or the loss of customers by Amcor. Although it is not possible at present to provide a reasonable estimated range of any damages that may be awarded if third party proceedings are commenced, there can be no assurance that any damages which ultimately may be awarded will not be material to the results of operations or the financial condition of Amcor.

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

Specifically, such proposals recommend measures that include (a) a more stringent enforcement of the arm’s length standards applying to related-party cross-border transactions, including pre-approval of certain transactions; (b) amending the rules governing cross-border reorganisations; and (c) denying treaty benefits for certain tax deductible payments to a foreign entity.

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

A.                                                                                    History and Development of the Company

General

Amcor Limited was incorporated in 1926 in the State of New South Wales, Australia under the Australian Corporations Act (2001) and is a public company with limited liability. We are headquartered in Australia at 679 Victoria Street Abbotsford, Victoria, 3067 and our telephone number is (61) (3) 9226 9000. Amcor has operations in Australia, New Zealand, Asia, Europe and the Americas.  At December 22 2005, our market capitalization was approximately A$6.6 billion.

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

After a two year rationalization and restructuring program in 1997-98 and 1998-99, when a number of non-core or under-performing businesses were disposed of Amcor embarked upon the following:

•                  In April 2000 after shareholder and court approval Amcor demerged its paper manufacturing and fine paper distribution businesses;

•                  In May 2001, Amcor announced its intention to sell its 50% investment in Kimberly-Clark Australia Pty Ltd (KCA).

The demerger and sale of KCA were strategic initiatives intended to enable Amcor to realize its goal of becoming a leading global packaging company by enhancing its ability to pursue opportunities to further develop businesses in new products, services and markets.

•                  In July 2002 Amcor acquired Schmalbach-Lubeca’s PET and closures businesses;

•                  In August 2003 Amcor acquired Rexam’s healthcare flexibles packaging operations.

These were key steps in implementing this strategy.

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

Outside of Australia and New Zealand, Amcor’s strategy is to be a leader in specific market sectors. These market sectors are:

•                  flexible packaging for the food, beverage, healthcare and industrial markets;

•                  PET bottles and jars for beverage and food applications;

•                  specialty printed cartons for tobacco, confectionery, health and beauty markets;

•                  distribution of packaging products and related goods; and

•                  plastic and metal closures.

Amcor believes that all these market sectors are attractive because they exhibit one or more of the following key characteristics:

•                  prospects of higher than industry average growth;

•                  the ability to create value-added products and services, which provid the opportunity for Amcor to differentiate itself from its competitors; and

•                  the ability for Amcor to establish a leading presence, either regionally or globally.

Amcor implemented this strategy through a number of transactions that have reshaped it over recent years.

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

The strategy over the past few years has been to build a solid foundation and the businesses are well positioned in their respective markets.   Amcor’s strategy over the next few years is to build on this and transform the group into a leaner and more dynamic organisation.  This coincides with the appointment of a new Chief Executive Officer and Managing Director, Ken MacKenzie, effective July 1, 2005,

Opportunities for growth will be through new, innovative product developments, or by targeting geographic growth in the emerging markets of Latin America, China, Eastern Europe and Russia.    Although Amcor has a solid asset base, the commercial and operational capability across the group is mixed and rationalisation that has taken place over the past few years has caused some parts of the organisation to be inwardly focused.

Amcor will be moving businesses towards a more customer and marketing facing approach by concentrating on developing unique insights into customer needs and understanding better how Amcor can add value.

Overall, the asset base is sound and well positioned in the respective markets, however, going forward there will be an increased focus on our core businesses and some non-core assets may be sold.

Capital Expenditure and Divestures

Since July 1, 2002 we have made the following principal capital expenditure and divestures:

China Tobacco Packaging Expansion

In January 05, Amcor acquired 80 million new shares, representing a 16.7% equity interest, at HK$2.50 per share in Vision Grande Group Holdings Limited (Vision Grande) for a cost of HK$200 million (approximately A$34 million).

At this time Amcor acquired an option to subscribe for an additional 96 million shares, also at HK$2.50 per share, to increase its equity interest to approximately 30.6% for an additional cost of HK$240 million (approximately A$41 million).  This option expires on December 31, 2005.  The transaction was approved by Vision Grande shareholders and the regulatory authorities.

Amcor announced on December 28, 2005 that it has entered into an agreement with Vision Grande to sell its two China tobacco packaging operations to Vision Grande.  These plants are located in Beijing and Qingdao.  The consideration for the sale is 121.1 million Vision Grande shares and represents a valuation of HK$4.20 per share to Amcor.  Vision Grande has also agreed to allot and issue 16.67 million new shares at a subscription price of HK$4.20 per share to Amcor.

In view of these transactions, Amcor does not intend to exercise its existing option to purchase 96 million shares at HK$2.50 per share, which expires on December 31, 2005.  Instead, Vision Grande and Amcor have entered into a new agreement under which Vision Grande has agreed to allot and issue a further 96 million shares at a subscription price of HK$2.50 per share, in order to supersede the previous option and bundle it together with the sale of the Chinese tobacco packaging operations and the new subscription.  Completion of all three transactions will take place contemporaneously.

All three components of the agreement being the sale of assets, new shares subscription and further share subscription, are subject to regulatory approval in Hong Kong and approval of the independent shareholders of Vision Grande.  Amcor will not be eligible to vote on these resolutions.

After completion of these transactions, Amcor will own approximately 44% of the issued capital of Vision Grande.  Amcor will also have the right to appoint the Chairman and a majority of Directors to the Board of Vision Grande.

Vision Grande, which is listed on the Hong Kong Stock Exchange in March 2004, is a leading supplier of tobacco packaging in China with operations in Shenzhen, Nanjing and Kunming.

Purchase of PET Assets in Mexico

In November 2003, Amcor entered into an agreement to purchase the PET injection and blow moulding assets of Embotelladoras Arca S.A. de C.V. (Arca) with an initial supply agreement of eight years to supply bottles to Arca. Amcor purchased the PET on site injection and blow moulding assets of Arca for approximately A$60 million which will be paid in yearly instalments throughout the life of the contract.

Acquisition of Rexam’s Healthcare Flexibles Packaging Operations

In October 2003, Amcor purchased Rexam plc’s (Rexam) healthcare flexibles business for A$327.1 million. The business, which has annual sales of approximately A$390 million, has ten plants in six countries – four in the United States and one each in England, Ireland, France, Singapore, Brazil and Puerto Rico.

The acquisition is consistent with Amcor’s strategy of targeting higher value added and higher growth market segments. The four plants in the United States have increased Amcor’s presence in that country and are expected to provide a solid base in a high value business from which to build.

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

A$130 Million Wine Bottle Plant Expansion

Amcor announced in March 2003 that it was building a second furnace on its existing wine bottle facility in Gawler, South Australia. The new furnace cost A$125 million. and has a capacity of 200 million wine bottles per year, it commenced output in December 2004 ahead of schedule.

The building of the second furnace is expected to increase production at the Gawler site to 400 million bottles per year. The strong customer demand for Amcor’s wine bottles has enabled new long term supply contracts to be both extended and upgraded and has underpinned demand for the new furnace.

Sale of Joint Venture Stake in White Cap North American Closure Operations

On December 31, 2002, Amcor entered into a definitive agreement to sell its 65% stake in Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner. The joint venture, which consisted of seven plants, six in the United States and one in Mexico, was sold for A$66 million – equivalent to book value.

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

Other Recent Developments

Senior Executive and Board Changes

On March 16, 2005 Amcor announced the appointment of Ms Julie McPherson as Company Secretary and Group General Counsel, effective from April 18, 2005.

On May 12, 2005 the Chairman announced that Mr Ken MacKenzie has been appointed the new Chief Executive Officer and Managing Director, effective July 1, 2005, at which time Mr Chris Roberts reverted to the position of non-executive Chairman.

Competition Law Investigations

The ACCC and the NZCC continued their investigations of conduct by Amcor that raised concerns under Australian and New Zealand competition laws.  Amcor has been granted conditional immunity by the ACCC and NZCC in accordance with their relevant leniency policies for cartel conduct.  See Item 8, “Financial Information – Legal Proceedings” for further information.

B.                                                                                    Business Overview

General Overview of Our Business

Amcor operates its business through six main divisions:

Amcor PET Packaging manufactures PET packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Australasia manufactures a broad range of packaging items throughout Australia and New Zealand.

This includes corrugated boxes, tobacco cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks, paper, cartonboard and paper recycling.

Amcor Flexibles is a manufacturer of flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Sunclipse operates distribution and manufacturing units.  The distribution unit purchases, warehouses, sells and delivers a wide variety of products.  The business manufactures corrugated and other principally fibre based specialty product packaging including ‘point of sale” displays.

Amcor Rentsch & Closures manufactures speciality folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

Amcor Asia is a supplier of tobacco carton packaging, flexible plastic packaging; corrugated boxes, fibre sacks for the food and industrial markets and closures for the beverage industry.

At November 27, 2005, Amcor had approximately 27,000 employees at 237 manufacturing plants and 42 distribution facilities in 39 countries and 126,000 shareholders.

The manufacturing plants by business are as follows:

Amcor PET Packaging	82 plants* in 21 countries
Amcor Australasia	65 plants in 2 countries
Amcor Flexibles	46 plants in 19 countries
Amcor Sunclipse	11 plants and 42 distribution facilities in 2 countries
Amcor Rentsch & Closures	18 plants in 14 countries
Amcor Asia	15 plants in 5 countries

* Includes all on-site blowing and injection facilities.

The table below shows a breakdown of our sales revenue by geographic and industry category for the last three financial years. See also Item 5 - Operating and Financial Review and Prospects for a discussion of revenue performance during the last three years and Note 8 Segment Reporting on page F-22 for a break-up of sales for each material country for the years ended June 30, 2005, June 30, 2004 and June 30, 2003 .

	Year Ended June 30, (in A$ millions)
	2005	2004	2003
Geographic Segments

Australia & New Zealand	2,566.3	2,524.3	2,440.1
Europe	3,921.1	3,852.3	4,005.3
North America	3,425.9	3,120.2	3,519.4
Latin America	895.7	632.0	462.6
Asia	290.5	277.1	282.5
	11,099.6	10,405.9	10,709.9

Industry Segments

Amcor PET Packaging	3,645.1	3,205.2	3,236.2
Amcor Australasia	2,571.7	2,537.9	2,455.7
Amcor Flexibles	2,418.9	2,241.0	2,170.3
Amcor Sunclipse	1,218.7	1,158.1	1,299.0
Amcor Rentsch & Closures	984.1	1,012.2	1,310.6
Amcor Asia	263.3	249.5	263.4
Inter-segment eliminations & other	(2.2)	2.0	(25.3)
	11,099.6	10,405.9	10,709.9

Amcor PET Packaging

Products

In July 2002, Amcor acquired the PET Containers business of Schmalbach-Lubeca. The Amcor PET Packaging business was formed following the integration of this PET business with the former Amcor Twinpak’s PET operations.  Headquartered in Ann Arbor, Michigan (USA), it employs approximately 6,100 people at 82 sites – comprising 46 manufacturing locations and 36 on-site injection and blowing facilities – in 21 countries.

Amcor PET Packaging produces PET containers and preforms for a wide variety of food and beverage applications, and also supplies PET containers to the personal car, household chemical and agro-chemical industries.

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

Seasonality

Amcor PET Packaging experiences some seasonality in its supply of carbonated soft drink, bottled water and isotonic product lines.  The ramp up for seasonal products begins in March and lasts until late August in the northern hemisphere.  It is the reverse in the southern hemisphere.  In addition, there is a slight increase in demand in preparation for the major December holidays.  Offsetting these are demand patterns for other products, including foods and juices, with demand sometimes heaviest in harvest seasons.

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

While in general the supply of PET resin has become more predictable and the pricing less volatile as the resin industry has consolidated, the recent damage to the petrochemical industry in the Gulf Coast of the United States has created some shortages of PET resin precursors (ie, paraxylene).  These shortages have caused resin price increases that may remain on a short term basis.  Until the extent of damage is understood, no long range predictions are possible.

Competitive Position

Amcor PET Packaging is one of the few major PET converters that supply a full range of products to nearly all segments of the market.

In North America, the five major PET suppliers hold just under 60% of the market.  Self-manufacturers make up another 20%.  The remaining 20% is comprised of small regional or niche converters, many with strong positions in their chosen markets.    The major converters, as well as the self-manufacturers, tend to supply the beverage market – soft drinks, waters, juices and isotonics.  The smaller competitors are producers of food, dairy, personal care, pharmaceutical and household products containers.

In Latin America, the competition is more fragmented.  The major converters hold over 50% of the market.  There are smaller competitors that are very strong in specific countries, but are not pan-regional.  There is also a significant percentage of self-manufacturing, however, the trend seems to be moving away from consumer product companies making their own packaging.  Consolidation in Latin America continues as small competitors are acquired.

In Europe, the major converters make up less than 40% of the market.  Self-manufacturing is stronger in Europe than in any of the other regions and in addition there are a greater number of small, in-country suppliers.  Competition from East Europe into West Europe is also increasing.

Patents and Licences

Amcor PET Packaging holds approximately 120 patents in the U.S.  Many of these innovations are also patented in our major markets outside the US, especially in Europe and Brazil.  The bulk of these patents are held for the competitive advantage of our business, and our income from licensing is marginal.

Amcor PET Packaging has a significant relationship with Yoshino Kogyosho, a Japanese packaging company from whom we license heat set technology.  Over the years, this relationship has grown to a strategic partnership, with technical information and innovations shared between our two companies exceeding the scope of the original contract.  This relationship has been mutually beneficial.

Amcor Australasia

Products

Amcor Australasia is the most diverse of the group’s business units and supplies a broad range of packaging items across the complete Amcor product line.  Its range of products includes: corrugated boxes, tobacco cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; multiwall sacks, paper, cartonboard and paper recycling.  With headquarters in Camberwell, Victoria (Australia), it has 65 plants throughout Australia and New Zealand and approximately 6,900 employees.

Amcor Australasia had a turnover of over A$2.5 billion in 2004-05, of which 93% relates to sales within Australia and New Zealand.  Approximately 10% of the paper manufacturing group’s sales relates to exports into South East Asian countries and to Amcor subsidiaries in the US.  The metals and flexibles businesses have some export sales within the Pacific region and some small volumes to South East Asia and the US. For these businesses, export sales represent only 11% and 5% respectively of the total sales of each business.  The corrugated, carton and glass businesses have no significant export sales.

Amcor Australasia participates in most packaging segments and, therefore, supplies packaging to most manufacturing sectors in Australia and New Zealand. Its main market, however, is the food and beverage industry, with approximately 70% of total sales made to this market.

Seasonality

The Australasian packaging market is not subject to large seasonal swings in demand, given the high dependence on the food and beverage industry.  Consumer demand does increase over the main holiday periods of Christmas and Easter and this is reflected in increased demand from Amcor Australasia’s customers in the lead up to these holiday periods.  In particular, this affects Amcor Australasia’s Beverage Can business and the confectionery segments of the Cartons and Flexibles businesses. These seasonal variations are well understood and planned for by the food and beverage industry and, as a result, Amcor Australasia’s monthly turnover during peak periods is no more than 15% higher than average.

Fresh fruit and produce is a major part of the Australasian food industry and the Corrugated Fibre Box and Food Can businesses have significant sales into that market.  While individual crops within this segment have seasonal peaks, the product range of the industry and Amcor Australasia’s broad customer base means that individual seasons do not have a significant overall impact.

Raw Materials

Raw Materials of the business fall into three broad areas. The main raw material of the Paper, Corrugated Box and Carton business is wood fibre, either virgin or recycled. Globally the price of fibre does follow a cycle, as the supply/demand balance is affected by the large changes in supply brought on by new, high capacity paper mills as opposed to more gradual, market driven changes in demand. This cycle tends to run over a period of several years. In Australasia, the industry is somewhat insulated from these movements, as there is a good supply of virgin fibre from the domestic forest industry and a well developed recycling industry to supply recycled fibres. Fibre prices have therefore remained relatively stable in recent years. Furthermore, when increases have occurred in the past, it has generally been possible to recover them from the market.

The main raw materials of the plastic packaging businesses are petroleum based and with a reasonable correlation to the price of crude oil, are more volatile than fibre prices.  In these businesses, the impact of changing raw material prices in the main is passed on to customers through “rise and fall” pricing contract clauses wherever possible. This is generally achieved with the larger and more sophisticated customers, with whom we have long term contracts and who understand the raw material markets.  With smaller customers and commodity type products, the ability to pass on price changes depends on market conditions at the time.

The main raw materials of the metal packaging businesses are steel and aluminium. Both of these materials are subject to world pricing movements and aluminium in particular is traded globally.   The impact of changes in these raw material prices is also passed on to customers through rise and fall clauses wherever possible.

Competitive Position

Australasia is a relatively small market in global terms, with a relatively small number of major competitors. These factors allow market research to provide a reasonably accurate picture of our market position. Such market research is conducted on a regular basis by a small central marketing team and Amcor Australasia is also a member of several industry associations.

Broadly, the Australasian packaging market is mature and has limited growth prospects. Within packaging however, some segments such as flexible packaging, wine bottles and plastic bottles and closures have growth opportunities. Others, while profitable, are either static or in decline due to substitution from other packaging and from the industry life cycle of products.

Excess capacity exists in most packaging segments and most major competitors continue to replace old equipment with state of the art technology.  At the same time, our customers continue to find attractive returns difficult to achieve as the major supermarket chains seek greater market power and continue to increase demands upon their suppliers.  The concentration in the retail sector has risen, with the two major supermarket chains increasing their market share from 65% to in excess of 80% in the last eight to ten years.

To meet this competitive business environment, Amcor Australasia focuses on product leadership, growth of niche food and beverage segments, adding value for customers, and continually lowering of the cost base. Amcor Australasia also has an active reinvestment program and the total value of major new capital projects is consistently in excess of annual depreciation.

Patents and Licences

Amcor Australasia has an extensive portfolio of over 100 patents and over 200 trademarks and registered designs. Many of these intellectual property rights are registered in both Australia and New Zealand and a selected few also have wider international registrations, reflecting their world-leading nature. Historically, patents and designs have been held for the competitive advantage of our business and current income from licensing has been minimal, but Amcor Australasia is now actively pursuing revenue opportunities in this area, including through collaboration with other international Amcor divisions.

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

Amcor Flexibles is headquartered in Gloucester in the United Kingdom and has 7,000 employees and 46 manufacturing plants in 19 countries throughout Europe and the Americas.

Products

Amcor Flexibles is active in providing high quality flexible packaging and supplies a wide range of food and beverage markets including confectionery, coffee, fresh food, dairy and healthcare applications. Its technological capabilities include gravure and flexographic printing, coating and lamination, co-extrusion, metallising, micro-perforation pouch and bag making and die cut lids.

The business supplies a wide range of products to the food, beverage and healthcare markets.  This includes fresh foods such as meat, fish, bread, produce and dairy; processed foods such as confectionery, snack foods, coffee and ready meals, as well as tobacco and high value added medical applications, hospital supplies, pharmaceuticals and personal care products.

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

Seasonality

Given the wide diversity of product offering that Amcor Flexibles produces, it is not considered to be a seasonal business.  However, elements of its product portfolio are by their nature seasonal, for example ice cream and snacks, which experience a growth in sales during warm weather, while products such as coffee will have slower sales during this type of weather.  In terms of fresh produce, these products are packed during specific crop seasons and, as such, show higher sales during these periods.  Given Amcor Flexibles position as a predominantly European business, July and August are slower months as there are manufacturing shut downs and holiday periods for certain European countries such as France and Sweden.

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

Competitive Position

Amcor Flexibles is the number two producer of flexible packaging material within Europe behind Alcan (measured in terms of sales value).  Amcor Flexibles is the global leader in terms of sales and service capability for medical packaging.  The Company has a European leadership position in the following segments, Dairy, Produce and Beverage.  Within other key segments such as Confectionery, Snacks and Processed Food it holds the number two position.  With 40 plants in Europe, Amcor Flexibles has a large manufacturing footprint which enables it to not only service its Pan-European customers, but also to provide local or regional production for national customers.

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

Amcor Flexibles currently holds 110 patents.  Patents are held for a wide variety of process improvements and new products.  Patents are held both at a national and regional level as appropriate.

As noted, Amcor Flexibles technical capabilities include gravure and flexographic printing, coating and lamination, co-extrusion, metallising, micro-perforation pouch and bag making and die cut lids.

Amcor Sunclipse

Products

Amcor Sunclipse, based in California, is Amcor’s North American distribution and corrugated manufacturing unit.  It produces packaging products to complement its distribution services and has over 2,200 employees, 42 distribution centres throughout the USA and Mexico, and 11 manufacturing locations.

The distribution unit is a major supplier to businesses throughout North America and purchases, warehouses, sells and delivers a wide variety of packaging products and equipment and industrial and janitorial supplies.  The manufacturing division produces corrugated sheets and converts them into boxes for use throughout the business.  It also designs and produces other speciality packaging products including “Point of Purchase” displays and other items tailored to customers’ requirements.

Seasonality

The overall business is vulnerable to the levels of manufacturing activity in the US and Mexico and benefits during periods of prosperity in manufacturing.  The shift of manufacturing from Mexico to Asia has adversely impacted the Mexican operations, particularly in Guadalajara.   The strongest period for the business is typically the September through November time frame prior to the Christmas holidays. The quietest time is usually in January and February, after the holidays.

Raw Materials

The three corrugated sheet manufacturers presently rely on three major suppliers for their paper roll stock. However, over ten other minor supply relationships are in place. Many of these minor suppliers have far reaching capabilities. This creates a healthy competitive environment even in a market that has experienced some tightness after an extended three to four year period of abundant supply. The distribution group has access to numerous suppliers for all its products both domestic and overseas.

There is exposure to typical raw material or finished goods supply price movements. These are initiated for a variety of reasons, such as supply conditions tightening and/or increases in the price of oil and labour. The business has shown an ability to pass on these costs to customers, as the price increases usually impact the competition in a similar manner.

Competitive Position

Business is conducted typically on an order by order basis. Sales emanating from supply agreements with customers do not represent a significant percentage of total sales. The company’s suppliers also work on an order by order basis, although there are some supply agreements in place with our major corrugated rollstock suppliers. The company does not rely on patents, exclusive licenses or contracts.

Amcor Rentsch and Closures

Amcor Rentsch and Closures are headquartered in Rickenbach, Switzerland and have 2,800 employees.

Amcor Rentsch is the European leader in tobacco packaging and a leading supplier of specialty folding cartons to the cosmetics and confectionery markets.  The business is headquartered in Switzerland and has 7 manufacturing plants in 6 countries.  It also works in close affiliation with other Amcor tobacco and specialty carton plants in China, Malaysia and Australia to service its major international customers.

Amcor Closures is comprised of the two closure divisions, Amcor White Cap and Bericap North America, that between them have 11 metal, plastic and composite closure manufacturing locations through the Americas, Europe and Asia, plus around 20 sales offices.

The principal raw material for Amcor Rentsch is fibreboard, in both roll and sheet stock. Amcor Rentsch’s key customers control the purchase price of these raw materials and consequently our supply contracts have full raw material cost movement and price adjustment mechanisms.

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

Amcor Asia

Amcor Asia has 15 plants and 2,400 employees in 5 countries and its head office is in Singapore.  It produces a diverse range of products, including fibre packaging, corrugated cartons and sacks, speciality folding cartons and tobacco packaging, flexible plastics, including high value-add medical packaging at the plant in Singapore acquired from Rexam Healthcare in October 2003 and some PET containers and closures.

The business has 15 manufacturing plants across five countries - Singapore, Malaysia, Indonesia, China and Thailand. The business has six corrugated box plants and four tobacco packaging plants in the area. Its other products include closures, flexible packaging and paper sacks.

In January 2005, Amcor acquired a 16.67% share in the Hong Kong listed company, Vision Grande Group Holdings Limited that operates three tobacco packaging businesses in China.  This is a strategic investment in the rapidly consolidating Chinese tobacco market.

The Flexibles business, which consists of a medical packaging plant in Singapore and two food flexible packaging plants in China, had another solid year with good returns and raw material cost increases were generally passed on to customers in a timely manner with minimal impact to earnings.

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

•                                                                                          listing rules of home jurisdiction

The ACCC and the NZCC continued their investigations of conduct by the Amcor that raised concerns under Australian and New Zealand competition laws.  Amcor has been granted conditional immunity by the ACCC and NZCC in accordance with their relevant leniency policies for cartel conduct.  See Item 8, “Financial Information – Legal Proceedings” for further information.

Amcor’s aim is to ensure that no one who works for Amcor is ever injured. This applies equally to employees, contractors and visitors.  Amcor’s “No Injuries” program is supported by extensive procedures and subject to regular management review.  The Audit and Compliance Committee is responsible for regular monitoring of safety and health performance and compliance with associated regulations.

During the 2004-05 year, Amcor must regrettably advise that one employee and one contractor were fatally injured while working at Amcor sites. The first incident involved an employee at the Amcor Interpac site in Dongguan, China, who was fatally injured while operating a forklift truck in the warehouse. The second accident was at the Amcor Flexibles site in Brazil, where a contractor was fatally injured on falling through the factory roof he had been working on.

Regrettably another contractor was fatality injured at an Amcor site in July 2005. A contractor, who had entered a water supply well on the Amcor Flexibles site in Barcelona to inspect a pump, fell and could not be revived when he was retrieved from the well.

In all cases, management has been working with the families and co-workers to provide as much support as possible. The accidents were fully investigated, in conjunction with the authorities, and corrective measures have been conveyed to all Amcor businesses.

During September 2005, the Victorian Supreme Court handed down its decision regarding an appeal by the Director of Public Prosecutions in relation to a fatal accident at Amcor’s Fairfield Paper Mill site in 2003.  Amcor pleaded guilty in the original County Court hearing to two breaches of the Occupational Health and Safety Act, 1985.  The Supreme Court decision increased the level of penalty to A$180,000 for each breach.

Amcor is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence.

The Audit and Compliance Committee is responsible for regular monitoring of environmental exposures and compliance with environmental regulations. As part of this process, the Committee is responsible for overseeing:

•                  implementation of environmental management plans in operating areas which may have a significant environmental impact;

•                  identifying where remedial actions are required and implementing action plans; and

•                  regular monitoring of regulatory requirements.

To enable it to meet its responsibilities of oversight, the Committee has established an internal reporting process. Environmental performance is reported from each site up through management to the Committee on a regular basis.

Compliance with the requirements of environmental regulations and with the specific requirements of site environmental licenses was substantially achieved across all operations.

Amcor complies with a number of food and medical packaging standards such as EN 868 for medical packing produced within Europe, standards published by the Agricultural Development Advisory Service (ADAS), The American Institute of Baking (AIB), the British Retail Consortium (BRC) and US Food and Drug Administration (FDA).

Amcor, like all corrugated suppliers, continues to prepare for the implementation of the Radio Frequency Identification Directive (RFID) tagging requirements. This is a mandatory U.S. Department of Defense requirement for corrugated boxes sold to the military branch of the U.S. government effective January 1, 2007. The company presently has a number of small contracts with the U.S. government.

C.            Organisational Structure

The chart set out below describes our organizational structure as at June 30, 2005.

Amcor’s Significant Subsidiaries as at December 20, 2005 were:

	Country of Incorporation	Percentage Held by Parent Entities
Amcor Investments Pty. Ltd.	Australia	100%
Amcor Packaging (New Zealand) Ltd.	New Zealand	100%
Amcor Packaging (U.S.A.), Inc.	U.S.A.	100%
Amcor Sunclipse – North America, Inc.	U.S.A.	100%
Amcor Europe	United Kingdom	100%
Amcor Packaging Asia Pty. Ltd.	Australia	100%
Amcor Packaging (Australia) Pty. Ltd.	Australia	100%
Amcor European Holdings Pty. Ltd.	Australia	100%
Amcor European Consolidated Holdings Limited	Cyprus	100%
Amcor Holding	United Kingdom	100%
Amcor Flexibles A/S	Denmark	100%

D.                                                                                    Property, Plant and Equipment

At November 30, 2005, Amcor operated manufacturing* and distribution facilities in the 39 countries listed in the following table.

	Number of	Number of
	Manufacturing	Distribution
Geographic Region	Facilities	Facilities

Argentina	2	—
Australia	51	—
Belgium	3	—
Brazil	12	—
Canada	7	—
China	6	—
Colombia	6	—
Denmark	3	—
Ecuador	1	—
El Salvador	1	—
Finland	2	—
France	6	—
Germany	7	—
Honduras	1	—
India	1	—
Indonesia	2	—
Ireland	1	—
Italy	2	—
Malaysia	4	—
Mexico	14	4
Morocco	1	—
The Netherlands	1	—
New Zealand	14	—
Norway	1	—
Peru	1	—
Philippines	2	—
Poland	4	—
Portugal	5	—
Puerto Rico	1	—
Russian Federation	2	—
Singapore	3	—
Spain	11	—
Sweden	1	—
Switzerland	3	—
Thailand	1	—
Turkey	2	—
United Kingdom	13	—
United States of America	37	38
Venezuela	2	—
	237	42

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

	Year Ended June 30
	2005	2004	2003
	A$m	A$m	A$m
Gross capital expenditure	647	605	890
Proceeds on disposal of property, plant and equipment	77	98	58
Net Capital expenditure	570	507	832

In 2004-05, the major items of capital expenditure included the second glass furnace at Gawler in South Australia and the consolidation and upgrading of the Burgos plants in Spain.

In 2003-04, the major items of capital expenditure included the PET injection and blow moulding assets of Arca in Mexico, upgrade of the paper mill in Queensland, Australia and additional printing presses at Rentsch’s plant in Russia.

In 2002-03, the major items of capital expenditure included the expansion of PET Packaging’s injection moulding and blow moulding capacity, upgrade of a paper mill in Queensland, Australia to improve board quality and expansion of plastic closure capacity in Poland.

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

Over the past few years Amcor’s performance has been affected by an environment of volatile raw material prices, rapidly rising energy costs and a weakening of the Australian dollar against the US$.  The likelihood that past performance may be an indication of future earnings is only meaningful in a period of steady conditions which have not been present over the past couple of years.

Critical Accounting Policies (refer F-7 – Note 1 Accounting Policies)

Amcor’s consolidated financial statements have been prepared in accordance with Australian generally accepted accounting principles (A-GAAP). Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to bad debts, inventories, intangible assets, income taxes, financing activities, restructuring costs, contingencies and litigation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

As our financial statements are prepared under A-GAAP, our accounting policies are necessarily compliant with all aspects of A-GAAP. A-GAAP is based on a ‘substance over form’ conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

Changes in Amcor’s accounting policies generally reflect changes to currently applicable Australian Accounting Standards and disclosure requirements of Australia’s professional accounting bodies. These changes are described in Note 1 to our financial statements, as are the financial effects of these changes in the current or prior periods.

In developing accounting policies, in addition to A-GAAP requirements, we also consider industry practice. Where there is no conflict with A-GAAP we also consider the suitability of accounting policies under US-GAAP. This reduces the number of A-GAAP/US-GAAP reconciliation differences required to be adjusted in Note 41 to our financial statements.  Refer to Note 41 for a description of the adjustments made to AGAAP to reconcile financial measures to USGAAP.

Adoption of AIFRS

On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards (“IFRS”), to be referred to as AIFRS, for financial years beginning on or after January 1, 2005 (fiscal year ending June 2006 for Amcor).  Refer to Note 39 to our financial statements for a discussion of the key areas where accounting policies will change and have an impact on the financial report of Amcor.

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current AGAAP to AIFRS and the selection and application of AIFRS accounting policies, is based on expected or early adopted AIFRS standards. The figures disclosed in Note 39 are management’s current best estimate of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (b) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations; and (c) changes to the consolidated entity’s operations.

In all material respects our accounting policies are applied consistently across Amcor. The critical accounting policies discussed below apply to all segments of Amcor. Management has discussed the development and selection of these critical accounting policies with the Audit and Compliance Committee of our Board of Directors.

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

Long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that changes in their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgments and estimations. Property assets are independently valued on an ‘existing use’ basis every three years and we assess the recoverable amounts of our plant and equipment bi-annually, based on an analysis of the current replacement cost of plant and equipment at each business location. We assess the carrying value of acquired goodwill for impairment at least annually, based on its recoverable amount. Our assessments include methodologies such as earnings multiples and discounted cash flow. If earnings and earnings multiples change, Amcor may have to record additional impairment charges not previously recognized.

Significant items in 2004-05 included asset impairments of A$242.4 million in PET, Australasia, Flexibles and Asia.  The asset impairments in PET of A$55.5 million represent the announced closure of 3 plants: Vancouver, Calgary and Montreal.  In Flexibles, the impairment of A$27.2 million is against three plants predominantly servicing the Processed Food sector.  In Australasia, a charge of A$108.7 million was taken against the Botany and Fairfield paper mills after their life was reassessed to be 3 – 5 years.   In Asia, impairments of A$44.9 million were recorded against the carrying value of the corrugated, sacks and rigid assets, reflecting the outlook for those businesses in the face of increasing competitive pressures in the region.

In 2003-04 a write-down of residual assets of the former Twinpack group of A$10.6 million was recorded.

Business Combinations

Amcor accounts for business acquisitions using the purchase method of accounting. The accounting for business acquisitions is complex and involves the use of significant judgment.

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

Doubtful Debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us. These provisions are based on historical trends and management’s assessment of general economic conditions. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand. Our provision for doubtful debts was A$50 million at June 30, 2005, A$52 million at June 30, 2004 and A$60 million at June 30, 2003. Trade debtors before any provision for doubtful debts were A$1,362 million at June 30, 2005, A$1,283 million at June 30, 2004 and A$1,163 million at June 30, 2003.

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

Amcor’s inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.   After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula.

Our provision for diminution in value of inventories was A$84 million at June 30, 2005, A$72 million at June 30, 2004 and A$72 million at June 30, 2003. Total value of inventories before any provision for diminution were A$1,523 million at June 30, 2005, A$1,442 at June 30, 2004 and A$1,356 at June 30, 2003.

Pension Plans

We engage actuaries to assist in the determination of our prepaid pension and other post-retirement assets, accrued liabilities and retirement benefit gains/(losses) under US GAAP.  Under AGAAP the contributions to the various pension plans are recorded as an expense in the income statement and there is no requirement to recognise the liability or prepaid pension asset.  The following are the main assumptions used to calculate the adjustment recorded in the reconciliation to US GAAP in Note 41 to the financial statements:

•                  Discount rate;

•                  Rate of increase on salary levels; and

•                  Expected long term rate of return on assets.

These assumptions have a significant impact on the calculations and adjustments made, and are disclosed in Note 35 to our financial statements.

The company participates in a number of pension and other post-retirement funds which have been established to provide benefits for employees and their dependants.  These arrangements are discussed in greater detail in Note 35 to our financial statements.

Results of Operations

The following discussion is based on Amcor’s consolidated financial statements as prepared under AGAAP.  A discussion of the differences between AGAAP and US GAAP, and the impact of those differences on the consolidated financial statements, is set out in Note 41 to the consolidated financial statements.

Restatement of certain prior year US GAAP financial measures

Certain US GAAP financial measures for the years ended June 30, 2002, 2003 & 2004 have been restated to correct errors identified in 2005.  As discussed below, during the 2004-05 financial year Amcor undertook a process of transitioning its financial reporting under AGAAP to reporting according to Australian International Financial Reporting Standards (AIFRS).  A number of errors were corrected, principally as a result of identifying and determining certain adjustments for the transition to AIFRS where certain differences between AGAAP and USGAAP were identified that had not previously been considered.  These instances of misapplication of USGAAP related to accounting for asset retirement obligations, accounting for lease payments on a straight line basis, capitalised relocation costs, the amortisation of borrowing costs using the effective interest rate method and the treatment of acquired deferred tax balances.  In addition during the AIFRS transition process a number of USGAAP calculation errors were determined as a result of comparing the AIFRS transition result to the previously reported USGAAP financial measures.  These related to accounting for start-up costs, pension plans, deferred tax and foreign exchange.  Other minor errors corrected include AGAAP to USGAAP adjustments for sale and leasebacks, net investment hedging and available for sale investments.

Management has determined that these restatements revealed certain significant deficiencies (as defined by the PCAOB in their Auditing Standard AS2) in Amcor’s internal controls over financial reporting.  Amcor has increased the attention and resources skilled in US GAAP and increased the reconciliation and review controls over the preparation of Amcor’s US GAAP reconciliation to help prevent or detect future misstatements before future financial statements are issued.

Amcor considers, that despite the existence of certain deficiencies, disclosure controls and procedures overall remain effective and management has certified accordingly, refer Item 15.

AGAAP Results of Operations

Amcor’s senior management and Board review results on a PBITA basis and believe it is the most informative and reliable gauge for measuring and understanding trends across a diverse range of businesses. Given that Amcor will report under AIFRS from July 1 2005, where there is no amortization of goodwill, it is more appropriate to report segment results currently on a pre amortization basis.

	Sales			PBITA
	Year Ended June 30,			Year Ended June 30,
	2005	2004	2003	2005	2004	2003

Industry Segments (1)

Amcor PET Packaging	3,645.1	3,205.2	3,236.2	260.5	268.2	301.6
Amcor Australasia	2,571.7	2,537.9	2,455.7	316.8	316.5	282.8
Amcor Flexibles	2,418.9	2,241.0	2,170.3	143.0	131.2	132.6
Amcor Sunclipse	1,218.7	1,158.1	1,299.0	55.8	57.6	84.8
Amcor Rentsch and Closures	984.1	1,012.2	1,310.6	109.1	100.6	83.3
Amcor Asia	263.3	249.5	263.4	27.0	30.5	32.1
Other	(2.2)	2.0	(25.3)	(74.4)	(73.5)	(56.8)

Total sales revenue	11,099.6	10,405.9	10,709.9

Significant items before tax (2)				(328.4)	(99.8)	(86.7)

Profit before interest, tax and amortization (3)				509.4	731.3	773.7

Amortization of goodwill				(127.2)	(127.6)	(138.8)

Profit before interest and tax				382.2	603.7	634.9

Net borrowing costs				(137.2)	(132.2)	(146.3)

Income tax				(58.8)	(111.3)	(110.5)

Minority interests				(13.0)	(14.5)	(16.8)

Net profit after tax				173.2	345.7	361.3

(1)              The individual industry segments’ profit results refer to profit before interest, tax and goodwill amortization, excluding significant items (PBITA).

(2)              Details of significant items are as follows:

•                  2005 –  PET business integration and restructure expense – A$51.8 million; Flexibles’ market sector rationalization expense – A$34.2 million; asset impairments A$242.4 million.

•                  2004 – PET business integration and restructure expense – A$19.9 million; Flexibles’ market sector rationalization expense – A$69.3 million; write-down residual assets of the former Twinpak group – A$10.6 million.

•                  2003 – restructuring expenses following acquisition of Schmalbach-Lubeca businesses – A$86.7 million.

Year Ended June 30, 2005 Compared with Year Ended June 30, 2004

Consolidated Results of Operations

Sales

Sales revenue increased from A$10.4 billion in 2003-04 to A$11.1 billion in 2004-05. The increase of 6.7% reflected a combination of volume and price increases as a result of the pass through to customers of resin and other raw material prices increases.  In addition the strengthening of the $A against the USD and Euro caused the 2004-05 sales revenue to be 2% lower when expressed in AUD.

Costs

Expenses from ordinary activities excluding borrowing costs increased from $9.9 billion in 2003-04 to $10.8 billion in 2004-05, an increase of 9%.  This reflects an increase in raw material costs offset by cost savings through rationalisation and restructuring initiatives and the appreciation in the A$ against the USD and Euro.

Interest

Amcor’s overall average interest rate in 2004-05 of 5%, was up from 4.7% in 2003-04.  The increase in net borrowing costs in 2004-05 to A$137.2 million from A$132.2 million in 2003-04 can largely be attributed to interest rate increases in Amcor’s major borrowing currencies and the credit rating downgrade.  Partially offsetting the increase in interest expense is the increase in external interest revenue resulting from the increase in cash holdings during the year.

Income Tax

Amcor’s income tax rate in 2004-05 before significant items of 20.5% remained relatively consistent with the 2003-04 tax rate of 20.4%.

Significant Items

The significant items in 2004-05 totalled A$328.4 million (2003-04 -  A$99.8 million) and were made up of asset impairments with PET, Australasia, Flexibles and Asia of A$242.4 million (2003-04 – nil); expenses associated with the PET business integration and restructure – A$51.8 million (2003-04 – A$19.9 million); the Flexibles’ market sector rationalization – A$34.2 million (2003-04 - A$69.3 million).  In addition significant items in 2003-04 included the write-down of residual assets of the former Twinpak group of A$10.6 million.

The asset impairments in PET are a result of the announced closure of 3 plants: Vancouver, Calgary and Montreal.  In Flexibles the impairment is against three plants predominantly servicing the Processed Food sector.  In Australasia, a charge of $89m was taken against the Botany and Fairfield paper mills after their life was reassessed to be 3 – 5 years.  In Asia, impairments were recorded against the carrying value of the corrugates, sacks and rigid assets, reflecting the outlook for those businesses in the face of increasing competitive pressures in the region.

Net Profit

Amcor’s Australian GAAP net profit after tax decreased from A$345.7 million in 2003-04 to A$173.2 million in 2004-05. This result was negatively impacted by an increase in significant items of A$228.6 million from 2003-04.  This result was negatively impacted by A$8 million from the translation, for reporting purposes, of overseas profits into Australian dollars, the currency in which we report our results. If exchange rates in 2003-04 had remained unchanged in 2004-05, net profit after tax would have been A$8 million higher in 2004-05.

The Company’s US GAAP net profit decreased from A$364.3 million in 2003-04 (as restated) to A$205.7million in 2004-05. The difference between the 2004-05 Australian GAAP net profit and the US GAAP net profit is detailed in Note 41 to the consolidated financial statements included in Item 18.

Dividend

A final dividend of A$0.17 per share (franked to 22%) was declared on all fully paid ordinary shares registered as at September 8, 2005, and paid on September 28, 2005. The final dividend, combined with the interim dividend of A$0.17 per share, represented an annual dividend of A$0.34 per share. This represents an increase of A$0.02 per share over the 2003-04 dividend.

Amcor PET Packaging

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	3,645.1	3,205.2	13.7
Segment result (PBITA)	260.5	268.2	(2.9)

Amcor PET Packaging had a satisfactory year in 2004-05 with PBITA in US dollars increasing by 2.7% compared with 2003-04 (from US$190.3 million to US$195.4 million). As can be seen from the table, above, however, in Australian dollar terms, PBITA in 2004-05 fell by 2.9% from 2003-04.  This was before significant items of A$107.3 million in 2005 relating to asset impairments of $A55.5 million and PET business integration and restructure costs of $A51.8 million (A$19.9 million in 2003-04).

Overall unit volumes in 2004-05 grew by 5% to 34 billion.  The custom segment, including higher margin custom containers and multilayer preforms, grew by 6%.  This stronger growth pattern reflects the business strategy to focus capital on this higher technology market segment.

The North American operations, including Canada, experienced volume growth in 2004-05 of 3% over 2003-04. This growth came primarily from the decision to exit marginal volumes and focus on higher value added segments.

Volume increases in 2004-05 came primarily from the continued strength of the custom market which was up over 10% versus 2003-04, driven by strong growth in the juice and sports drinks categories.  The CSD and water volumes in 2004-05 were consistent with 2003-04.

PBITA in North America for 2004-05 decreased by 4.3% when compared to 2003-04.  Although the cost reduction programs have delivered the benefits anticipated and differential pricing initiatives have improved earnings at some plants, these increases were more than offset by the inflationary pressures in costs that were absorbed by the business and some price concessions on longer term contracts.

The North American business has also been notified of the loss of around 800 million containers in volume at the end of the current contract in January 2006.  The supply of this volume is predominantly from plants located in Canada.  After examining a number of options, the decision has been made to close the three small Canadian plants, being Vancouver, Calgary, and Montreal.  This has required an asset write down on these plants and related equipment of US$34 million and cash restructuring cost of US$19 million.  Both these amounts are reflected as significant items.  Other significant items for the year, relating to previously announced projects, included a US$25 million charge largely dedicated to funding the North American restructuring effort and overhead cost reduction initiatives in all three regions.

In Latin America, volume growth from 2003-04 to 2004-05, including the impact of acquisitions was 23%.  Custom volumes continued to deliver strong growth and were up 13% due mainly to new custom developments for sports drinks, food products and personal care items across the region.   PBITA in this region was increased by 53% in 2004-05 compared with 2003-04, after acquisitions, with strong performances in Argentina, Brazil and Venezuela.   The Brazilian operations executed a program of restructuring and cost reductions contributing to significant progress in improving PBITA in this region.

The European operations’ volumes in 2004-05 were 4% down from 2003-04 and PBITA, in US dollar terms was 23% lower for the equivalent period (in $A, PBITA in 2004-05 was 27% lower than 2003-04).   Lower volumes were primarily due to a cool summer in 2004 compared to the unusually hot summer in 2003 and the significant reduction in refillable PET containers in Germany.  Custom volumes represented 23% of the total volumes for the region in 2004-05.    PBITA in UK and Spain were consistent with previous years, however, the operations in Turkey and Poland both made losses.  The Turkish plant was closed in May 2005.

Amcor Australasia

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	2,571.7	2,537.9	1.3
Segment result (PBITA)	316.8	316.5	0.1

Sales increased by 1.3% to $2,571.7 million from 2003-04 to 2004-05, with PBITA remaining consistent in 2004-05 at $316.8 million.  This is before significant items.

The Australian business is managed as four divisions, being Fibre, Flexibles, Rigid and Glass.  The Fibre division consists of the corrugated and carton converting businesses, as well as the manufacture of recycled papers for corrugated boxes and board for folding cartons.

In the Corrugated Packaging segment of the Fibre division, volumes were down in Australia by 3% in 2004-05 compared to 2003-04, reflecting a slowing economy, the continuation of the drought affecting the dairy, fruit and produce segments, partly offset by stronger demand in the meat segment.  In New Zealand, volumes were down by 5% in 2004-05 compared to 2003-04, mainly due to the poor kiwifruit season but compounded by the loss of a major customer early in the year.

The Recycled Paper Mills were negatively impacted in 2004-05 by the reduced domestic demand from the corrugated box plants, a very competitive export market and a strong Australian dollar.   Mill efficiencies were sound while ongoing cost increases, especially for wastepaper were generally not recoverable in a competitive market.  The useful life of the paper recycling mills was reassessed in 2004-05 resulting in an increase in depreciation of $90 million from 2003-04.  This has been recorded as a significant item.

The Folding Carton Converting business benefited from the restructuring that commenced in 2003-04 on the Australian east coast.  Volumes were slightly lower in Australia, due to reduced off-take in the wine and cereal segments.  In New Zealand, volumes were steady.

The Petrie Mill, located in Queensland, was negatively impacted by weaker domestic demand and increased imports of cheaper Korean board.  Although this importation was the subject of a successful anti-dumping case, it lowered margins and reduced domestic volume.  The upgrade of the Mill has taken longer than expected to achieve the quality required to replace imported whiteboards.

Overall, the Fibre division PBITA reduced by 26% in 2004-05, compared to 2003-04 mainly due to lower volumes and unrecovered cost increases and additional depreciation.

Flexibles volume increased by 2% in 2004-05, compared to 2003-04 and resin cost increases were recovered from the market in a timely basis resulting in an increase in PBITA of 10%.

Rationalisation down to one site in NSW is nearing completion and, combined with recent capital investment, this business now has a cost effective manufacturing footprint with appropriate state of the art equipment.  The business continues to benefit from its strong relationship with the global Flexibles group.

The Rigid Packaging group comprises the beverage, food, aerosol cans, PET and closures businesses.  The Rigid Packaging group PBITA increased by 13% in 2004-05 compared to 2003-04, mainly as a result of improved performance in the Beverage Can and Food Can businesses.

In the Beverage Can business volumes increased by 4% in 2004-05, compared to 2003-04, mainly in the ready to drink, mixer and soft drink segments.  Plant efficiencies improved following the extensive capital investment program on the new 202 super end in 2003-04.

Volumes in the Food Can business were down on the previous year due of the impact of poor crops, increased imports of filled product and, in the second half, significantly higher tinplate costs.  Offsetting these impacts were a more favourable sales mix and continued improvement in manufacturing efficiencies.

The Glass wine bottle operation PBITA increased by 23.5% in 2004-05 compared to 2003-04, due to the commissioning of the second furnace ahead of plan, increasing sales volume.  Continued strong customer support and an increase in the range of products also contributed to the increase in PBITA.

Amcor Flexibles

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	2,418.9	2,241.0	7.9
Segment result (PBITA)	143.0	131.2	9.0

In local currency (Euros), Amcor Flexibles’ PBITA in 2004-05 increased 8.2% on 2003-04, from €78.2 million to €84.6 million. In Australian dollar terms, there was an increase of 9%. This was before significant items of A$61.4 million expense in 2004-05 consisting of asset impairments of A$27.2 million and the Flexibles’ market sector rationalization of A$34.2 million.   Significant items of A$69.3 million in 2003-04 related to the Flexibles’ market sector rationalization.    Sales increased by 7.9% primarily due to an increase in raw material costs.

PBITA was negatively impacted by substantial raw material cost increases.  Significant success was achieved in passing on these costs increases, although they were not fully recovered.  This partial under-recovery reflected continuing retailer pressure on the supply chain, weakness in a number of central European economies and the strong Euro depressing exports.  Although raw material input costs have now stabilised, this is mainly due to weakening demand across much of Europe and with the oil price remaining high, it is possible that raw material costs will increase if there is an improvement in economic activity.

Offsetting this negative, was substantial positive contribution from a range of cost cutting and restructuring initiatives.  During the year, the loss making plant in the Netherlands was closed and there was significant reduction in overhead costs as well as ongoing restructuring at a number of plants.  In all, around 700 people, out of 7,820 have left the business over the past 12 months.  The significant item booked for the year to cover this restructuring was €20.2 million.

Slowing economic conditions across much of Continental Europe during the second half of the year also impacted earnings.  With the weakening demand and consequent lower volumes, it was considerably more difficult to recover cost increases.

Other input costs, mainly relating to energy and transport, resulted in higher than inflation cost increases which were generally not able to be passed onto customers.  These increases were absorbed by the business and impacted negatively on earnings.  Energy price pressure continued to be a major concern.  The high Euro exchange rate continued to put pressure on export margins of both Eurozone manufacturing plants and their customers.

The operational positives, besides the restructuring program, included the ongoing strong performance in America, improvement in Processed Foods and the continued success of product innovation in delivering new value-add products to the market.

The Processed Food sector achieved solid improvements during the year.  The closure of the plant in the Netherlands, combined with a number of other individual restructuring programs and improved performance in some market segments were the primary drivers of the earnings increase.

Construction of the new plant in Russia proceeded according to schedule and it commenced operation in September 2005, enabling Amcor Flexibles to meet the local needs of a number of its key customers.

Due to ongoing difficult operating conditions in some market segments and geographic regions, the assets at three sites, predominantly servicing the Processed Food markets, have been written down by a combined amount of €16 million.  This is treated as a significant item.

PBITA for the Fresh Food sector decreased by 10% in 2004-05 compared to 2003-04, although sales for the sector increased.

PBITA for the European Healthcare sector remained consistent in 2004-05 with 2003-04 and benefited from the integration of the former Rexam businesses, although the film based businesses suffered from the lag in recovery of raw material cost increases and operational issues.

In the American business, which comprises mainly the former Rexam Healthcare operations in the US, Puerto Rico and Brazil, plus a focused Fresh Food operation, sales and PBITA increased in 2004-05 from 2003-04.

Amcor Sunclipse

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	1,218.7	1,158.1	5.2
Segment result (PBITA)	55.8	57.6	-3.1

Reflecting adverse economic conditions in the USA, Amcor Sunclipse experienced a flat year in 2004-05 with PBITA in US dollars up 2.4% from US$40.9 million in 2003-04 to US$41.9 million. In Australian dollar terms, PBITA was down 3.1% in 2004-05 compared with 2003-04.

The corrugated business had a solid year overall with volumes up 4.7% in 2004-05 compared with 2003-04, although this growth was assisted by a competitor’s corrugator being down for two months in the first half. In the second half, the increased competitor volumes and somewhat slower economic conditions meant that earnings were well down on the second half last year.  In June, there was a modest reduction in linerboard prices, reflecting the overall weaker demand and some stock was sold at lower prices to meet competition in the market.

The manufactured products group PBITA increased by 38.5% in 2004-05 compared to 2004-03.  Volumes for the year were 7.7% lower as the business made a conscious effort to concentrate on higher value products.   During the first half of the year, cost increases were generally passed on to customers, but this became increasingly difficult in the second half.

The Distribution division covers 14 states in the US and has four sites in Mexico. During the year, a small distributor was acquired in New Jersey to further expand the footprint on the east coast.

The Distribution business had a solid year, although PBITA decreased by 5.9% in 2004-05 compared to 2004-03. Two corrugated cost increases, as well as numerous other cost increases caused by rising oil prices, were absorbed by the business during the year.  As a result, PBITA suffered during the year as the full impact of these price increases were not able to be passed on to customers.

Amcor Rentsch and Closures

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	984.1	1,012.2	(2.8)
Segment result (PBITA)	109.1	100.6	8.4

The combined Amcor Rentsch and Closures business improved PBITA in local currency (Euros) and Australian dollars in 2004-05 compared with 2003-04 by 7.7% and 8.4% respectively.

Amcor Rentsch had a solid year with higher earnings despite sales being 6% lower than 2004-03 at €306 million in 2004-05.  The lower sales were a result of continuing pressure on tobacco markets in Western Europe, driven primarily by substantial tax increases in major markets such as Germany and France.  This decrease in Western Europe was partially compensated by increased production in Russia and Poland with both these plants running at full capacity.

The growing demand in Eastern Europe, together with ongoing reductions in the cost base in Western Europe contributed to an 8.4% increase in PBITA for 2004-05 compared to 2003-04.

Sales for the Amcor Closures business were 1% lower in 2004-05 compared to 2003-04 with PBITA in line with last year.  The business was significantly impacted by an increase in tinplate prices of 20% on January 1 in Europe and even larger increases in Asia.  Amcor White Cap was committed to recovering raw material cost increases and this was largely achieved, although at the expense of some volume.

Overall, although volumes declined in Western Europe, the business benefited from good growth in the regions of Eastern Europe, Asia and the Middle East. In Europe, Amcor White Cap continued its efficiency improvement program by closing the loss-making Hungarian operation and transferring production to other sites. In Asia, Amcor White Cap commercialised a new patented composite cap for food applications. Its new plant is now fully operational producing at capacity with forward orders requiring additional capacity expansion.

The Bericap joint venture’s revenue and sales were broadly in line in 2004-05 with 2003-04.  Profit continued to be negatively impacted by the strength of the Canadian dollar against the US dollar for those products exported from Canada to the US.

Amcor Asia

	2004-05	2003-04	Change
	A$m	A$m	%

Sales	263.3	249.5	5.5
Segment result (PBITA)	27.0	30.5	(11.5)

Amcor Asia’s PBITA in Singapore dollars was down 9.4% in 2004-05 compared with 2003-04 (2004-05 S$33.7 million; 2003-04 S$37.2 million).

The major contributor to the decrease in PBITA in 2004-05 from 2003-04 was a decrease in selling prices in the corrugated businesses in Malaysia and Indonesia due to excess capacity and a highly competitive market. Although sales and volumes increased, there was an inability to pass on linerboard raw material cost increases. The carrying values of the corrugated assets have been written down by S$48 million in 2004-05.

The Tobacco Carton business sales and earnings increased and performance improved in all three countries where plants are located.

In January 2005, Amcor acquired a 16.67% share in the Hong Kong listed company, Vision Grande Group Holdings Limited, that operates three tobacco packaging businesses in China. This is a strategic investment in the rapidly consolidating Chinese tobacco market.

The Flexibles business, which consists of a medical packaging plant in Singapore and two food flexible packaging plants in China, had another solid year with good returns. Raw material cost increases were generally passed on to customers in a timely manner with minimal impact to earnings.

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

Overall unit volumes in 2003-04 grew by 17% to 32.4 billion, of which just under 5% was due to acquisitions (see Capital Expenditures and Divestures). This volume growth was achieved in all three regions (North America, Latin America and Europe).

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

	Year Ended June 30,
	2005		2004		2003		2002		2001
	(In millions, except percentages)

Capital expenditure	A$	647	A$	605	A$	890	A$	351	A$	289
Acquisitions	A$	46	A$	618	A$	2,858	A$	371	A$	663
Gearing: net debt/net debt and shareholders’ equity	37%		36%		33%		(6)%		46%
Total liabilities as % of total assets	56%		54%		52%		48%		63%

Capital expenditure commitments and contingent liabilities at June 30, 2005 were A$52.7 million and nil, respectively. Acquisition expenditure in 2004-05 of A$46 million included the acquisition of an investment in Vision Grande and the acquisition of Ameripak.

Amcor ensures that adequate back-up funding facilities are in place to cover the risk of a loss of credit support or a general market disruption. Amcor has arranged back-up facilities to support sources of working capital funding.

Undrawn bank facilities available to Amcor at June 30, 2005 totalled A$1,714 million, of which A$897 million is committed funding. These unutilized credit lines included:

•                  a A$600 million promissory note facility (undrawn at June 30, 2005 A$451 million);

•                  a US$200 million commercial paper program (undrawn A$103 million);

•                  a US$200 million multi-currency Euronote facility (undrawn US$200 million);

•                  a A$350 million committed bi-lateral multi-currency term loan facility (undrawn A$179 million); and

•                  a US$1,000 million committed syndicated revolving multi-currency loan facility (undrawn A$688 million).

Total borrowings decreased from A$2,505 million at June 30, 2004 to A$2,477 million at June 30, 2005. Net of cash and short-term deposits, net debt was A$2,356 million as at June 30, 2004 compared with net debt of A$2,247.2 million at June 30, 2005.

Amcor’s debt profile for its last five fiscal years is shown below:

	At June 30,
	2005		2004		2003		2002		2001
	(In A$ millions, except where indicated)
Long-term debt (excluding undated subordinated convertibles but including finance leases)(1)	A$	1,748	A$	1,776	A$	1,004	A$	1,145	A$	1,559

Net debt/(cash surplus)(2)	A$	2,247	A$	2,356	A$	1,851	A$	(818)	A$	1,733
Average interest rate(3)	5.0%		4.7%		5.0%		5.5%		6.0%

(1)          Non-current liabilities (ie. debt which is due to be repaid more than twelve months after balance date).  Undated subordinated convertible securities of A$301 million are not included in long term debt.

(2)          Current and non-current bank and other borrowings, current and non-current lease liabilities and current indebtedness to related parties net of cash and deposits

(3)          Includes an interest rate of 7.25% on A$301 million undated subordinated notes.

By keeping a proportion of variable-rate debt, Amcor was able to maintain the average interest rate paid on all borrowings in 2004-05 at 5.0% (2003-04 – 4.7%). Net interest cover at 4.4 times is higher than at June 30, 2004 and is well within the prudential limit established by Amcor’s Board of Directors. Balance sheet gearing (net debt as a proportion of net debt plus shareholders’ equity) was 37% at June 30, 2005, compared with 36% as at June 30, 2004.

Amcor retains Standard & Poor’s and Moody’s Investor Services to provide an independent rating of its creditworthiness. This provides a current assessment of the Group’s overall financial capacity to meet its financial obligations. Current credit ratings for Amcor are as follows:

Short-term:	A-2 (Standard & Poor’s)
P-2 (Moody’s)

Long-term:	BBB (Standard & Poor’s)
Baa1 Stable Outlook (Moody’s)

Amcor believes that having an investment grade rating delivers a conservative capital structure, retains financial flexibility, provides a buffer through the business cycle and allows good access to capital as required.

Amcor believes that it maintains a high level of liquidity including positive working capital (current assets less current liabilities), cash balances and substantial credit facilities (described above). Our working capital increased by A$168 million at June 30, 2005 due to an increase in current assets of A$285 million (receivables A$134 million, inventories A$71 million and cash A$80 million) and an increase in current liabilities of A$117 million (accounts payable A$166 million, and provisions (A$49 million)).

The following table sets forth Amcor’s cash flow information for the last five fiscal years:

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(In A$ millions)
Net cash inflow from operating activities	857	1,032	875	901	416
Net cash (outflow)/inflow from investing activities	(600)	(1,061)	(3,504)	269	(934)
Net cash (outflow)/inflow from financing activities	(153)	106	398	810	608

Net increase/(decrease) in cash held	104	77	(2,231)	1,980	90

The decrease in cash inflow from operating activities in 2004-05 from 2003-04 reflects an increase in working capital in 2004-05 compared to 2003-04 which benefited from a decrease in working capital.

The decrease in cash outflow from investing activities in 2003-04 and 2004-05 reflects lower levels of expenditure on acquisitions and capital. The outflow in 2002-03 mainly refers to the cash settlement of the purchase of the PET and Closures businesses from Schmalbach-Lubeca. Net cash from financing activities has decreased to an outflow in 2004-05 mainly due to the lower levels of net borrowings.

Issued share capital increased from 877.9 million Ordinary Shares outstanding at June 30, 2004 to 878.2 million Ordinary Shares outstanding at June 30, 2005 due primarily to the shares issued for the Dividend Reinvestment Plan (‘DRP’) and the conversion to ordinary shares of convertible securities.

On September 8, 2005, 27,329 shareholders participated in the DRP and 5,296,837 shares were issued at a price of A$6.70 per share.

C.                                                                                    Research and Technology

Research and Development continues to be an integral part of Amcor’s strategy.  There is a global coverage with centres in Europe, North America and Australasia.  These centres are responsible for provision of product innovation, technical support, design and intellectual property management.

The centres support their specific region and businesses as well as combining resources on a number of joint projects.  Furthermore, there is exchange of information between the groups to ensure that local solutions are made known to other relevant groups.  During 2004-05 Amcor spent approximately A$40 million on research and development. This compares with approximately A$48 million in 2003-04 and A$50 million in 2002-03.

Amcor Research and Technology has led the generation of packaging related intellectual property in key food and beverage segments through:

•                  Strategic technology platforms for leadership and innovation;

•                  Development of technology roadmaps of market trends and emerging technologies;

•                  Cross functional teams including customers and global Amcor division focussed on high value projects.

Amcor now has one of the world’s leading collections of Packaging Industry intellectual property with over 360 individual patents and 360 trademarks.

D.                                                                                    Trend Information

Relevant trends are discussed for Amcor as a whole and for each business in Item 5A “Operating Results”

E.                                                                                      Off-Balance Sheet Arrangements

Non-recourse Receivables Securitization Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitization programme in the United Kingdom, France, Germany, Spain and US. The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitization conduit which issued asset-backed commercial paper into organised markets.

The programme limit was A$210 million and the balance of trade receivables sold at June 2005 was A$158 million (A$198 million at June 2004).

The programme was not required to be included on balance sheet for A-GAAP purposes, but is added back and included on balance sheet in the reconciliation to US-GAAP (refer Financial Statements - Note 41).

F.                                                                                      Tabular Disclosure of Contractual Obligations

Contractual and Commercial Commitments as at June 30, 2005

	Not later than 1 year	1 and 3 years	3 and 5 years	later than 5 years	TOTAL
Capital Expenditure (1)	49.8	2.9	—	—	52.7
Finance Leases (2)	1.9	9.3	4.7	60.9	76.8
Operating Leases (3)	150.3	131.4	280.8	261.5	824.0
Other Expenditure (4)	58.7	49.2	58.7	15.5	182.1
Long-Term Debt	—	449.0	60.8	1,163.1	1,672.9
Interest on Debt (5)	161.1	163.4	119.3	160.3	604.1
Pension Benefit Obligations (6)	73.9	124.8	109.5	46.5	354.7
Payments under Cross currency and interest rate swaps (7)	24.1	1.5	—	—	25.6
Payments under forward exchange contracts (8)	167.8	6.8	—	—	174.6
Commodity contracts (8)	29.4	—	—	—	29.4
TOTAL	717.0	938.3	633.8	1,707.8	3,996.9

(1)                                                                                 Capital expenditure for plant and equipment contracted but not provided for.

(2)                                                                                 Amcor leases equipment under finance leases expiring from one to 20 years. At the end of the lease term we have the option to purchase the equipment at an agreed residual.

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

(5)                                                                                 Interest commitments based on June 30, 2005 debt and facility maturity terms.

(6)                                                                                 Expected contributions by the company for defined benefit liabilities, based on actuarial recommendation of contributions as at June 30, 2005.

As at June 30, 2005, for our plans reporting a prepaid pension asset, the asset recognised under US GAAP was $38.9 million, compared with $56.8 million as at 30 June 2004 and $59.3 million as at June 30, 2003.  The decrease for the 2004-05 year was mainly attributable to a curtailment loss of $11.7 million.  This curtailment arose as a result of a re-structuring program undertaken by the Company.

As at June 30, 2005, for our plans which recorded an accrued benefit cost, the liability reported under US GAAP was $213.8 million, compared with $167.2 million as at June 30, 2004 and $159.1 million as at June 30, 2003.  The increase for the 2004-05 year was due to the increase in the fair value of the plan assets being less than the increase in the actuarially determined projected benefit obligations.

For the 2005 financial year, pension and other post-retirement plans resulted in a net operating profit charge (before tax) of $74.6 million, compared with a charge of $59.8 million and $50.6 million for the financial years ending June 30, 2004 and June 30, 2003 respectively.  For the 2005 fiscal charge, this included $46.2 million of current service cost, $46.9 million of interest cost and $10.5 million worth of curtailment losses recognized.  These charges were partially offset by $38.7 million expected return on plan assets.

Contributions of $42.7 million were made by the company to pension and other post-retirement funds for the year ended 30 June 2005.  Benefits of $29.2 million were also paid directly to employees.

Unrecognized net actuarial losses of $231.7 million have been reported for the 30 June 2005 year.  These unrecognized losses have arisen as a result of applying the “corridor approach” allowed by Statement of Financial Accounting Standards (SFAS 87): Employers Accounting for Pensions.

(7)                                                                                 Interest payable on quarterly interest rate resets.

(8)                                                                                 Represents the gross $A equivalent of foreign exchange and commodity contract commitments.

ITEM 6                                                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                                                    Directors and Senior Management

Details of the Directors in office at December, 2005 are:

C I (Chris) Roberts BCom

Non- Executive Chairman

Current term expires October 2007

Substantial knowledge of fast moving consumer products, where the packaging component is significant, gained through executive roles in Australia, New Zealand, the United Kingdom and Indonesia. Former roles include Chairman and Managing Director of Arnotts Ltd (January 1996-January 1999), Managing Director of Orlando Wyndham Wines Ltd (October 1987-December 1990), Chairman of Email Ltd (June 1999-February 2001) and Director of Telstra Corporation Ltd (December 1991-November 2000) and MLC Life Ltd (August 1992-February 1995). Director of Australian Agricultural Company Ltd (since June 2001), Cockatoo Ridge Wines Ltd (since February 2002), The Centre for Independent Studies (since August 2004) and Adviser to Control Risk Group PLC. Former Chairman of Winifred West Schools Ltd (February 2003-March 2004).  Former Director of Petaluma Wines (February 1999-December 2001). Chairman of Executive and Nomination Committees and was a member of the Audit and Compliance Committee from 1 July 2004 to 7 December 2004. Director since February 1999 – appointed Chairman 2000. Appointed Executive Chairman from December 2004 to June 2005. Continues as Non-Executive Chairman from July 2005.

K N (Ken) MacKenzie BEng

Managing Director and Chief Executive Officer

Appointment ratified at the 2005 AGM.

Mr MacKenzie has extensive experience across all of Amcor’s major packaging business segments in the Americas, Australia, Asia and Europe. Joined Amcor 1992. Former positions: Group Managing Director, Amcor Rentsch and Closures 2001-2005; Group General Manager Amcor Flexibles Australasia 1999-2001; General Manager Corporate Sales and Marketing, Amcor Containers Packaging 1997-1999; Senior finance and operational roles, Amcor PET Packaging North America 1992-1997; Prior to joining Amcor, Manager Manufacturing Strategy Practice, Accenture 1987-1992. Member of Executive, Nomination and Human Resources Committees. Appointed Managing Director & CEO July 2005.

R K (Keith) Barton BSc, PhD, FTSE, FAICD.

Independent Non-Executive Director

Current term expires in October 2006.

As a former Managing Director of James Hardie Industries Ltd (April 1993-October 1999) and Executive Director CSR Ltd (January 1990-March 1993), Mr Barton has gained broad management experience in manufacturing in Australia and internationally. Currently Director of Air Liquide Australia Ltd (since December 2004), Coles Myer Ltd (since July 2003), Tower Ltd (since October

2001), Citect Ltd (since December 2001) and RBS RVIB VAF Ltd (since November 2004). Previously director of Goodman Fielder Ltd (Chairman) (March 2002-April 2003). Member of Executive, Audit and Compliance and Nomination Committees. Director since November 1999.

G J (John) Pizzey BEng(Chem), Dip. Mgt., FIE Aust. FAICD, FAIM.

Independent Non-Executive Director

Current term expires October 2006

Extensive knowledge of the international resources industry and general management. Formerly Executive Vice President and Group President Primary Products for Alcoa Inc. and Chairman of London Metal Exchange. Chairman of Range River Gold Ltd (since June 2004). Director of Iluka Resources Ltd (since November 2005), St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003). Previous directorships held; WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), Chairman 2004-2005, London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Member of Human Resources and Nomination Committees. Director since September 2003.

E J J (Ernest) Pope BSc

Independent Non-Executive Director

Appointed at the 2005 AGM

Extensive experience in the international food industry.  Currently Chairman of Golden Circle Limited and a director of Alesco Limited. Recently retired from the Nestlé Group after 38 years in the food industry. Roles at Nestlé included President and Chief Executive Officer of Nestlé Purina for the Asia-Pacific, Africa and Middle East region and Managing Director of Nestlé Australia Ltd and other senior international executive positions based in Switzerland, New Zealand, the U.S.A. and the Philippines. He is a past Director of Southcorp Limited, The Grocery Manufacturers of Australia, and a founder and past Director of the Australian Food and Grocery Council.

J G (John) Thorn FCA

Independent Non-Executive Director

Appointment ratified at the 2005 AGM

A partner with PricewaterhouseCoopers for over 20 years, serving major local and international companies. National Managing Partner of the Australian firm of PWC since 2001, retiring from that position in September 2003. Extensive global experience, in particular in the Asia Pacific region, in audit, accounting, corporate governance and international management groups. Director of Caltex Australia Limited (since June 2004), National Australia Bank Limited (Audit Committee Chairman) (since October 2003) and Salmat Limited (since September 2003). Chairman Audit and Compliance Committee (since February 2005) and member of the Nomination Committee. Director since December 2004.

G A (Geoff) Tomlinson BEcon.

Independent Non-Executive Director

Current term expires in October 2007

With extensive experience in, and exposure to, the financial services industry in Australia and internationally, Mr Tomlinson is a former Group Managing Director of National Mutual Holdings Ltd (October 1992-September 1998). Currently Chairman of Funtastic Ltd (since May 2000) and Programmed Maintenance Services Ltd (since August 1999). Deputy Chairman of Hansen Technologies Ltd (since March 2000) and Director of Mirrabooka Investments Ltd (since February 1999) and National Australia Bank Ltd (since March 2000). Formerly Director of Neverfail Spring Water Ltd (April 1999-September 2003) Chairman, Pineapplehead (March 2000-June 2002) and Reckon Ltd (June 1999-August 2004) (Chairman). Chairman Human Resources Committee and member of the Nomination Committee. Director since March 1999.

In addition to the Executive Director of Amcor noted above, details of the Executive Officers of Amcor who are not Directors at the date hereof are as follows:

J F (Julie) McPherson Dip Law SAB, M AppFin.

Company Secretary

Company Secretary since April 2005.

As both an investment banker and a lawyer, Mrs McPherson has broad experience in corporate governance, finance and commerce.  Admitted as a solicitor in Victoria and NSW and admitted to practice in the High Court.  Formerly a partner of a major national law firm.  Prior to joining Amcor, she has held executive, legal and commercial positions, including Company Secretary and General Counsel at Goodman Fielder, and Deputy Managing Director of Dresdner Kleinwort Bensen.

E.E. (Eric) Bloom B.Sc ME, MBA

President and Chief Executive Officer, Amcor Sunclipse North America

Joined Amcor in 1995 and appointed to current position in 2002.

Previously Research and Development Design Engineer, Director and later Vice President of Manufacturing.

Previous senior manufacturing roles held at Fortune Brands and Black and Decker.

Director of National Paper Trade Association (NPTA).

Chan Chew Keak (Billy) C Eng (UK), MBA

Managing Director, Amcor Asia

Joined Amcor in 1993 and appointed to current position in 1998.

10 years experience with Carnaud Metal box including Managing Director and Managing Director AMB Packaging Pte Ltd

W.P. (Peter) Day LLB (Hons), MBA, FCA (UK & Aust), FCPA

Executive General Manager Finance

Joined Amcor in 2001 and appointed Executive General Manager Finance in June 2001.

Previously Executive Director Finance Bonlac Foods Limited.

Former deputy chairman of the Australian Securities and Investments Commission (ASIC).

Former Chairman of the Australian Accounting Standards Board.

Member of International Accounting Standards Board’s Working Group on Performance Reporting

R (Ron) Delia BSc (Marketing) MBA

Executive General Manager Operations Development

Joined Amcor in September 2005 and appointed to current position in 2005.

Extensive experience in working with global manufacturing and packaging businesses. Previously Associate Principal with McKinsey & Company and Senior Sales Representative with Pechiney (now Alcan).

G.S. (Graham) James BA. Hons.

Chief Executive Officer, Amcor Flexibles

Joined Amcor in 1994 and appointed to current position in 2001.

Over 30 years experience in the packaging sector, particularly in Europe.

Previously Divisional Chief Executive, packaging Films for Courtauds.

L.J. (Lou) Lachal BSc, B.Bus.

Managing Director Amcor Australasia

Joined Amcor in 1980 and appointed to current position in July 2005.

Extensive experience in working overseas and with a diversified international business.  Previous positions in Amcor include General Manager Commercial, Amcor Packaging; Deputy Managing Director Amcor Packaging (Europe) Ltd; Commercial Director Amcor Packaging (Europe) Ltd; Mill Manager Broadford. Appointed Group General Manager Commercial Operations in April 1998. Chief Financial Officer from July 2000 to June 2001, Executive General Manager Operations from July 2001 to December 2004, and Acting Chief Operating Officer from December 2004  to June 2005.

W.J. (William) Long BSc. BA

President, Amcor PET Packaging

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

J.V. (John) Murray B.E(Chem), B.Ec.

Executive General Manager Corporate Affairs

Joined Amcor in 1999 and appointed to current position in 1999.

Previously Investor Relations Manager with National Mutual Holdings, Analyst for National Mutual Funds Management. Previous positions include Chemical Engineer with Alfa-Laval and institutional dealer for stockbroker AC Goode.

I.G. (Ian) Wilson LLB (Hons), LLM

Strategic Development Director

Joined Amcor in 2000 and appointed to current position in 2000.

Extensive experience in international mergers and acquisitions, strategy development, finance and law from 14 years in investment banking with UBS and 6 years in private legal practice with Baker and McKenzie.

P.S. (Peter) Wilson AM, B.Comm (Hons), MA (Hons) (Melb), FCPA, FAICD.

Executive General Manager, Human Resources and Operating Risk

Joined Amcor in 1999 and appointed to current position in 1999.

Resigned from the Company, effective December 28, 2005. Chairman of Commonwealth Safety Rehabilitation and Compensation Commission (Comcare) from 1998-2004. Former roles include Director of Kimberly-Clark Australia, Chief Executive Officer Melbourne for Stratus - Energy 21 Group, Group General Manager roles in Strategy, Asia Pacific Banking, Marketing and Distribution, HR and Management Services for the Australia and New Zealand Banking Group Limited. Senior roles in Commonwealth and Victorian Treasuries before that.  In April 2003, he was awarded the Centenary Medal by Australia’s Prime Minister and Governor-General for his contributions to the second century of Federation, and subsequently was made a Member of the Order of Australia (AM) on Australia Day in January 2005.

Executive Officers serve at the discretion of the Directors.  No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

B.                                                                                    Compensation

The aggregate amount of remuneration paid by Amcor during 2004-05 to all Directors and Executive Officers, as a group, was A$16.6 million. This amount includes retiring allowance accrual for non-executive Directors of A$489,410.

Retirement agreements have been entered into between Amcor and five of the non-executive Directors that provide for the payment of benefits upon cessation of their respective directorships as covered in Rule 55 of Amcor’s Constitution. Details of accrual allocations are noted in the remuneration table below.

Retiring allowance agreements have not been offered to any Non-Executive Director appointed after June 30, 2003.

The Company contributes to superannuation plans operated by the Company for the Managing Director and Executive Officers of the Company.  The Company contributes at rates determined by an actuary as being necessary and sufficient to ensure the overall financial soundness of the plan.  The aggregate amount set aside by the Company during 2004-05 and included in the aggregate amount of remuneration of Directors and Executive Officers above, was A$1.1 million.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and Amcor receiving the highest emoluments during 2004-05 are set out below:

2004/05

		Primary							Post Employment				Options
($)		Base Salary & Fees		Bonus		Special Incentive(8)	Non- Monetary Benefits		Super contributions		Retirement/ Resignation benefits		Share Appreciation Rights		Options (6)		Shares
													Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year	Total Remuneration
Directors

C I Roberts	2005	831,217	(1)				119,082	(2)	23,940	(3)	177,772	(4)							1,152,011
	2004	269,166	(1)				115,915	(2)	24,225	(3)	293,414	(4)							702,720
R H Jones Resigned 7 December 2004	2005	597,826					286,437		137,500		567,399	(5)						36,727	1,625,889
Managing Director and Chief Executive Officer	2004	1,356,250		550,003	(7)		411,383		271,250							1,892,304	127,098	249,542	4,857,830

E A Alexander	2005	128,800	(1)				35,249	(2)	11,592	(3)	90,700	(4)							266,341
	2004	128,799	(1)				35,249	(2)	11,592	(3)	109,222	(4)							284,862
D C K Allen	2005	112,000	(1)				31,049	(2)			77,350	(4)							220,399
	2004	39,666	(1)				103,382	(2)			71,981	(4)							215,029
R K Barton	2005	119,536	(1)				32,933	(2)	10,758	(3)	78,941	(4)							242,168
	2004	123,999	(1)				34,049	(2)	11,160	(3)	108,821	(4)							278,029
G J Pizzey	2005	140,000	(1)				38,049	(2)	12,600	(3)									190,649
	2004	107,101	(1)				29,129	(2)	5,250	(3)									141,480
J G Thorn	2005	85,023	(1)				23,175	(2)	7,652	(3)									115,850
Appointed 8 Dec 2004
G A Tomlinson	2005	114,000	(1)				31,549	(2)	10,260	(3)	64,647	(4)							220,456
	2004	114,000	(1)				31,549	(2)	10,260	(3)	88,645	(4)							244,454

Total, all specified directors	2005	2,128,402					597,523		214,302		1,056,809							36,727	4,033,763
	2004	2,138,981		550,003			760,656		333,737		672,083					1,892,304	127,098	249,542	6,724,404

(1)                                  Represents fees in connection with attending Board and Board Committee meetings for Non-Executive Directors. For the Chairman it includes higher duties allowance whilst in the role of Executive Chairman from 8 December 04 to 30 June 05 folllowing the resignation of the Managing Director on 7 December 2004.

(2)                                  Non-Executive Directors must allocate a minimum of 20% of base remuneration each year to buy Amcor shares “on-market”.

(3)                                  Includes Company contributions to superannuation which may form part of any non-executive director’s retirement allowance, where the non-executive director is a member of this plan.

(4)                                  Represents the increase in the non-executive director’s retirement allowance accrual for the year.

Retirement allowance accrual to 30 June 2005 of $3,418,285 is allocated as follows -

•	C I Roberts $1,218,014
•	E A Alexander $740,649
•	D C K Allen $545,526
•	R K Barton $459,992
•	G A Tomlinson $454,104

(5)                                  R H Jones resigned from the Board on 7 December 2004 and received accrued annual leave entitlement.

($)		Base Salary & Fees	Bonus		Special Incentive(8)	Non- Monetary Benefits	Super contributions	Retirement/ Resignation benefits	ShareAppreciation Rights		Options(6)		Shares
									Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year

Executive officers (excluding directors)

The company

LJ Lachal	2005	717,391	125,543		179,348	60,878	114,783				40,599	75353		237,138
Executive General Manager Operations and Acting Chief Operations Officer	2004	601,250	231,800	(7)		57,828	96,200				20,722	2633		237,138
PS Wilson	2005	560,000	106,400		224,000	105,878	89,600				40599	56515		204,038
Executive General Manager	2004	551,250	218,400	(7)		105,358	88,200				15542	4389		204,038
Human Resources & Operating Risk
WP Day	2005	610,000	131,150		152,500	79,000	61,000				67665	98845		104,738
Executive General Manager Finance	2004	588,750	237,900	(7)		71,125	58,875				25903	22333		104,738
IG Wilson	2005	663,370	132,675		165,842	177,097				56,625				104,738
Strategic Development Director	2004	676,471	312,255	(7)		241,060			60,158	40,375				104,738
JV Murray	2005	535,000	88,275		133,750	35,878	85,600				40599	56515		204,038
Executive General Manager
Corporate Affairs

Consolidated

GS James	2005	927,070	176,143		231,768	121,269	247,379				40599	87709
Managing Director	2004	891,544	358,456			71,626	173,475				15542	41777
Amcor Flexibles
KN MacKenzie	2005	658,617	299,671		263,447	197,635	168,104				27066	103115
Managing Director	2004	632,308	331,312			206,800	94,032				255309	32444
Amcor Rentsch and Closures
LJ Lachal	2005	717,391	125,543		179,348	60,878	114,783				40599	75353		237,138
Executive General Manager Operations and Acting Chief Operations Officer	2004	601,250	231,800	(7)		57,828	96,200				20722	2633		237,138
PS Wilson	2005	560,000	106,400		224,000	105,878	89,600				40599	56515		204,038
Executive General Manager	2004	551,250	218,400	(7)		105,358	88,200				15542	4389		204,038
Human Resources & Operating Risk
WJ Long	2005	700,093	126,017		175,023	73,840	19,672			82,500	54132	128164
President Amcor PET Packaging	2004	704,424	232,988			47,456	28,177			82,500	20722	104333
Total, specified executives	2005	3,613,171	858,524		1,002,086	532,622	610,938			82,500	230,061	493,186		341,876
	2004	3,418,276	1,392,456			454,835	450,759			82,500	338,198	203,520		341,876

(6)  The fair value of the options is calculated at the date of grant using a Black-Scholes model and alloacated to each reporting period evenly over the period from grant date to vesting date. The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

The following factors and assumptions were used in determining the fair value of options on grant date:

				Price of		Risk free
	Expiry	Fair value	Exercise	shares on	Estimated	interest
Grant Date	Date	per option	price	grant date	volatility	rate
13/09/2001	13/09/2006	$1.34	$6.02	$5.91	22.15%	5.495%
01/11/2002	01.07/2007	$1.80	$7.30	$8.17	20.00%	5.430%
01/11/2002	01/11/2012	$2.00	$8.20	$8.17	20.00%	5.430%
13.10/2003	01/11/2012	$2.43	$8.20	$8.96	20.00%	5.670%
24/03/2004	24/03/2010	$1.27	$7.87	$7.87	20.00%	5.120%
02/08/2004	02/08/2010	$1.03	$6.84	$6.84	20.00%	5.620%

(7)  Includes a carryover component from year ended 30 June 2003.

(8)  Special incentive is a payment for meeting Specific Cost Reduction Objectives targeted at cost reduction initiatives of a permanent nature.

Detail of Options granted during the year

 (3)                                Options entitling the holder to purchase one Amcor ordinary share per option were issued during the year. The value of options has been calculated at the date of grant using the Black Scholes option pricing model and is determined by factors including the option’s grant price, lifespan, share price volatility and dividend yield. Details are as follows:

Name	Number		Exercise Price	Expiry Date	Fair Value
			A$		A$

W. P. Day	215,000	*	6.84	2 Aug 2010	221,450

L.J. Lachal	129,000	*	6.84	2 Aug 2010	132,870

P.S. Wilson	129,000	*	6.84	2 Aug 2010	132,870

G.S. James	129,000	*	6.84	2 Aug 2010	132,870

W.J. Long	172,000	*	6.84	2 Aug 2010	177,160

J V Murray	129,000	*	6.84	2 Aug 2010	132,870

K. N. MacKenzie	86,000	*	6.84	2 Aug 2010	88,580

*            These are the actual number of options remaining after 14% lapsed from the original allocation due to not meeting all the performance hurdles.

C.                                                                                    Board Practices

Role of the Board

The Board of Directors of Amcor Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Amcor Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. Details of the Board’s Charter are located on the Company’s website.  The Board has delegated responsibility for the operation and administration of the Company to the Chief Executive Officer and Executive Management. Responsibilities are delineated by formal authority delegations.

Board processes

To ensure that these responsibilities are upheld and executed to the highest level, the Board has established the following Board committees:

• Audit and Compliance;

• Human Resources;

• Executive; and

• Nomination.

Each of these committees have written mandates and operating procedures in place which are reviewed on a regular basis. The Board has also established a framework for the management of the consolidated entity, including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings during the year, plus strategy meetings and any extraordinary meetings that may be necessary to address significant matters.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director & Chief Executive Officer and Company Secretary. Standing items include Managing Director’s report, business group Managing Directors’ reports, financial reports, strategic matters and governance and compliance issues. All submissions are circulated in advance to allow the Board time to review and give due consideration to each report. Executives are regularly involved in Board discussions and directors have other opportunities to interact with management and employees during visits to business units and plants both locally and overseas. However the non-executive directors have a private session at each Board meeting at which management is not present.

Director Education

Amcor Limited has in place a formal process to educate new directors about the nature of the business, current issues, the corporate strategy and the expectations of the consolidated entity concerning performance of directors. Directors also have the opportunity to visit Amcor facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skills and knowledge.

Independent Professional Advice and Access to Company Information

Each director has the right of access to all relevant company information and to the Company’s executives and, subject to prior consultation with and approval from the Chairman, may seek independent professional advice from a suitably qualified advisor at the Company’s expense. The director must consult with an advisor suitably qualified in the relevant field and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available for all other members of the Board.

Composition of the Board

The composition of the Board is determined using the following principles:

•                  a minimum of seven directors, with a broad range of expertise both nationally and internationally;

•                  a majority of independent non-executive directors;

•                  a majority of directors having extensive knowledge of the Company’s industries, and those who do not, having extensive expertise in significant aspects of financial reporting and risk management of large companies;

•                  a non-executive independent director as Chairman;

•                  enough directors to serve on Board committees without overburdening the directors or making it difficult for them to fully discharge their responsibilities; and

•                  directors are subject to re-election at least every three years (except for the Managing Director & Chief Executive Officer).

An independent director is a director who is not a member of management (a non executive director) and who:

•                  holds less than 5% of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than 5% of the voting shares of the Company;

•                  has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•                  has not within the last three years been a principal or employee of a material* professional adviser or a material consultant to the Company or another group member;

•                  is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a material supplier or customer;

•                  has no material contractual relationship with the Company or another group member other than as a director of the Company;

•                  is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•                  has the ability to devote the necessary time to the important tasks entrusted to him/her as a director of the consolidated entity.

*The Board considers ‘material’ in this context, where any director related business relationship has represented, or is likely in future to represent the lesser of at least 5% of the relevant segment’s or the director-related business’s revenue. The Board considered the nature of the relevant industries’ competition, and the size and nature of each director-related business relationship, in arriving at this threshold.

Due to the resignation of Amcor’s Managing Director & CEO on December 7, 2004, Mr Chris Roberts undertook the position of Executive Chairman for the period December 8, 2004 – June 30, 2005, pending the appointment of a replacement Managing Director & CEO. Accordingly, during that period, Mr Roberts was not considered independent. As this position was taken up under urgent and special circumstances, the Board has resolved (in accordance with ASX Corporate Governance Principles) that it considers Mr Roberts to be independent following his resignation as Executive Chairman and reappointment as Non executive Chairman on 1 July 2005.

Nomination committee

The Nomination Committee oversees the appointment and induction process for directors and committee members, and the selection, appointment and succession planning process of the Company’s Managing Director & Chief Executive Officer.

The Committee makes recommendations to the Board on the appropriate skill mix, personal qualities, expertise and diversity of each position. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. The Committee identifies potential candidates with advice from an external consultant where appropriate. The Board then appoints the most suitable candidate. Board candidates must stand for election at the next annual general meeting of shareholders.

The Nomination Committee also conducts an annual review of the effectiveness of the Board, its committees, individual directors and senior executives. This review has been completed for the 2004-05 financial period. The review is conducted ‘in-house’ and involves self-assessment.

All directors have an opportunity to contribute to the review process. The reviews generate recommendations to the Board. The Nomination Committee continues to review its evaluation processes to establish performance indicators that are both measurable and qualitative.

The Committee is currently made up of all Board members and as noted in the Nomination Committee Charter, must have a minimum of three members, a majority of which will be independent directors. The names of the members as at the date of this report are set out below:

Nomination Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

R K Barton – Independent Non-Executive Director

G J Pizzey – Independent Non-Executive Director

J G Thorn – Independent Non-Executive Director

G A Tomlinson – Independent Non-Executive Director

E J J (Ernest) Pope - Independent Non-Executive Director

K N MacKenzie – Executive Director

As the Nomination Committee comprises the full Board, any matters referred to the Nomination Committee during the year were dealt with by the Board.

The terms and conditions of the appointment and retirement of non-executive directors are set out in correspondence to the relevant party, including expectations for attendance and preparation for all Board meetings, appointments to other Boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice.

Further details of the Nomination Committee’s charter and policies, including those for appointing directors, are available on the Company’s website.

Executive Committee

The Executive Committee deals with matters referred to it by the Board or with urgent matters which may not be deferred until the next meeting of the Board. The Board confirms the actions of this Committee at its next meeting. A majority of the Committee must be independent. As at the date of this report, the names of the members are set out below.

Executive Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

R K Barton – Independent Non-Executive Director

G J Pizzey – Independent Non-Executive Director

K N MacKenzie – Executive Director

All other non-executive directors receive the Executive Committee agendas and papers and are encouraged to attend meetings of the Executive Committee as available. The Committee met six times during the year.

Human Resources Committee

The Human Resources Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to the Managing Director & Chief Executive Officer, senior executives and directors themselves. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies, professional indemnity and liability insurance policies and succession planning. The majority of members must be independent. As at the date of this report, the names of the members of the Committee are set out below

Human Resources Committee:

G A Tomlinson (Chairman) – Independent Non-Executive Director

C I Roberts – Independent Non-Executive Director

E J J Pope - Independent Non-Executive Director

K N MacKenzie – Managing Director and Chief Executive Officer

G J Pizzey – Independent Non-Executive Director

Although the Managing Director & Chief Executive Officer is a member of this committee, he will not:

(a) vote on matters relating to the remuneration of executive officers of the Company, and

(b) attend meetings or vote on matters regarding the remuneration of the Managing Director & Chief Executive Officer.

The Human Resources Committee meets as and when required. The Committee met three times during the year.  The Human Resources Committee’s charter is available on the Company’s website.

Audit and Compliance Committee

The Audit and Compliance Committee has a documented charter approved by the Board. All members must be independent non executive directors. The Chairman may not be the Chairman of the Board. The Committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the Company. As at the date of this report the names of the members of the Committee are set out below

Audit and Compliance Committee:

J G Thorn* FCA (Chairman) – Independent Non-Executive Director

R K Barton**, BSc, PhD, FTSE, FAICD –Independent Non-Executive Director

G Tomlinson*** BEcon. – Independent Non-Executive Director

* Part of year only from February 16, 2005

** Chairman of the committee from July 1, 2004 to February 16, 2005

*** From September 1, 2005.

C I Roberts was a member of the committee from July 1, 2004 to December 7, 2004. He resigned from the committee due to his appointment as Executive Chairman on December 8, 2005. He continues to attend as an invitee.

Note: G A Tomlinson became a member of the committee from September 1, 2005

The internal and external auditors, the Managing Director & Chief Executive Officer and the Executive General Manager Finance, are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

The Audit and Compliance Committee is required under the charter to meet quarterly and otherwise as necessary. This year, the Committee met eight times during the year.  The Managing Director & Chief Executive Officer and the Executive General Manager Finance declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2005 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is in accordance with Principle 4 of the ASX Principles of Good Corporate Governance.

The external auditor met with the Audit and Compliance Committee five times during the year without management being present.

The Audit and Compliance Committee’s charter is available on the Company’s website along with information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.

Risk Management

Oversight of the Risk Management System

The Board oversees the establishment, implementation, and annual review of the Company’s risk management. During the year, management established a formalised Risk Assessment and Management Framework for assessing, monitoring and managing strategic operational and financial risks for the consolidated entity. The Managing Director & Chief Executive Officer and the Executive General Manager Finance have declared, in writing to the Board, that the financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other compliance risk management processes have also been assessed and found to be operating effectively.

The Audit and Compliance Committee reports to the Board on the status of the risk management system, which is aimed at ensuring risks are identified, assessed and appropriately managed.

Major risks arise from such matters as actions by competitors, government policy changes, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, environment, occupational health and safety, property, financial reporting, and the purchase, development and use of information systems.

Risk Management and Compliance and Control

The Board is responsible for the overall internal control framework, but recognises that no cost-effective internal control system will preclude all errors and irregularities. The Board’s policies on internal governance control are comprehensive. Details of these are available on the Company’s website.

The Company strives to ensure that its products are of the highest standard. Towards this aim, it continues to pursue a program to achieve AS/NZS ISO 9002 accreditation for each of its business segments.

The Chief Executive Officer and the Executive General Manager Finance have declared in writing to the Board that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Convergence with Australian equivalents to International Financial Reporting Standards (AIFRS) is a key current financial reporting project and the Board has established a formal project, monitored by a steering committee, to ensure a smooth transition to AIFRS reporting, beginning with the half year ended December 31, 2005.

The consolidated entity is expected to be in a position to fully comply with the reporting requirements of AIFRS for the half year to December 31, 2005 and the June 30, 2006 financial year.

Environmental Regulation

The consolidated entity is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence. The Audit and Compliance Committee is responsible for the regular monitoring of environmental exposures and compliance with environmental regulations.

As part of this process, the Committee is responsible for overseeing:

•                  implementation of environmental management plans in operating areas which may have a significant environmental impact;

•                  identifying where remedial actions are required and implementing action plans; and

•                  regular monitoring of regulatory requirements.

To enable it to meet its responsibilities of oversight, the Committee has established an internal reporting process. Environmental performance is reported from each site up through management to the Committee on a regular basis.

Compliance with the requirements of environmental regulations and with specific requirements of site environmental licenses was substantially achieved across all operations. However, the Company had one significant breach this year with a diesel spill into a local creek from Amcor Fibre Packaging’s Box Hill Plant.

Assessment of Effectiveness of Risk Management

The internal auditors assist the Board in ensuring compliance with the internal controls and risk management programs by regularly reviewing the effectiveness of the compliance and control systems noted above. The Audit and Compliance Committee is responsible for approving the program of internal audit visits to be conducted each financial year and for the scope of the work to be performed on a regular basis.

Internal Control and Sarbanes Oxley

Following the adoption of the US Sarbanes- Oxley Act of 2002, an increased regulatory requirement has been placed on all companies that have registered securities listed on US stock exchanges. Pursuant to section 404 of the Act, Amcor management is required to evaluate the effectiveness of internal controls over financial reporting as at June 30, 2007. As part of Amcor’s compliance efforts relative to section 404, Amcor established a Section 404 Steering Committee and Project Team in 2003.

The project team is in the process of documenting and assessing the design and effectiveness of the controls over financial reporting. Amcor has adopted the internal control framework set forth by the Committee of Sponsoring Organisations (‘COSO’) of the Treadway Commission in completing this assessment.

The Audit & Compliance Committee has monitored, and will continue to monitor, the Company’s response to rules pursuant to section 404 of the Act.

Ethical standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board reviews the Code of Conduct and Ethics regularly, and processes are in place to promote and communicate these policies.

Conflict of Interest

Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. The Board has developed procedures to assist directors to disclose potential conflicts of interest. Where the Board believes that a significant conflict exists for a director on a Board matter, the director concerned does not receive the relevant Board papers and is not present at the meeting whilst the item is considered.

Code of Conduct and Whistleblower Policy

The Company has advised each director, manager and employee that they must comply with the Corporate Code of Conduct and Ethics Policy. The Policy may be viewed on the Company’s website and includes a whistleblower policy which has been rolled out throughout Amcor during the year. Under this policy, an Amcor Whistleblower Service has been implemented to facilitate reporting of potential misconduct within the Company. This facility enables employees to report potential misconduct in the form of theft, fraud, dishonesty, illegal activity, harassment, unethical behaviour and workplace safety hazards to a third party who is responsible for investigating issues raised on behalf of the Company and the Whistleblower. Employees who report suspected inappropriate conduct are protected from bullying, harassment or discrimination when they make reports in good faith.

Trading in General Company Securities by
Directors and Employees

The key elements of the Trading in General Company Securities by Directors and Employees Policy are:

•                  Identification of those restricted from trading – directors and senior executives may acquire shares in the Company, but are prohibited from dealing in company shares or exercising options:

•                  during the 21 day period immediately before the release of the Company’s half yearly or yearly results and the 48 hour period following that release; or

•                  during the 21 day period immediately before the Annual General Meeting and the 48 hour period following the Annual General Meeting; or

•                  at any time whilst in possession of price sensitive information not yet released to the market;

•                  Raising the awareness of legal prohibitions including transactions with colleagues and external advisers;

•                  Requiring details to be provided of intended trading in the Company’s shares;

•                  Requiring details to be provided of the subsequent confirmation of the trade; and

•                  Identification of processes for unusual circumstances where discretion may be exercised in cases such as financial hardship.

The policy also details the insider trading provisions of the Corporations Act and is reproduced in full on the Company’s website.

Communication with Shareholders

Timely and Balanced disclosure

The Board provides shareholders with information using a comprehensive Continuous Disclosure Policy, which includes identifying matters that may have a material effect on the price of the Company’s securities, notifying them to the ASX, posting relevant information on the Company’s website, and issuing media releases. The policy is available on the Company’s website.

Additional communications with shareholders include:

• The Concise Report, which is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document), and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs and details of future developments. The full annual Financial Report is available to all shareholders should they request it;

• The half-yearly report which contains summarised financial information and a review of the operations of the consolidated entity during the period;

• The half-year financial report is lodged with the Australian Securities and Investments Commission and the ASX, and is sent to any shareholder who requests it;

• Any proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders;

• All announcements made to the market, and related information (including information provided to analysts or the media during briefings), are placed on the Company’s website after they are released to the ASX;

• Analyst briefings and general meetings are webcast and recordings placed on the Company’s website;

• The full texts of notices of meetings and associated explanatory material are placed on the Company’s website; and

• The external auditors attend the annual general meeting to answer any questions concerning the audit and the content of the auditors’ report.

All of the above information, including that of the previous three years, is made available on the consolidated entity’s website within one day of public release, and is emailed to all shareholders who lodge their email contact details with the Company. Information on lodging email addresses with the Company is available on the Company’s website.

The Board encourages full participation of shareholders at the annual general meeting, to ensure a high level of accountability and identification with the Company’s strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are requested to vote on matters such as the appointment and aggregate remuneration of directors, the granting of options and shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

D.                                    Employees

	As at June 30
Employee Numbers by Industry Segments	2005	2004	2003

Amcor PET Packaging	6,100	6,191	5,601
Amcor Australasia	6,500	6,756	7,113
Amcor Flexibles Europe	7,000	7,606	6,766
Amcor Sunclipse	2,200	2,204	2,367
Amcor Rentsch and Closures	2,800	3,140	3,883
Amcor Asia	2,400	2,833	2,765
Corporate/Other	100	333	115

TOTAL	27,100	29,063	28,610

E.  Share Ownership

The following table sets forth, as at October 3, 2005 the relevant interest of each Director and Executive Officer in the share capital of the Company as notified by the Directors to the Australian Stock Exchange.

Number of
Name	Shares Owned

Fully Paid Ordinary Shares
K N MacKenzie	11,462
C I Roberts	143,744
E A Alexander	34,144
D C K Allen	60,898
R K Barton	30,573
G J Pizzey	13,715
G A Tomlinson	45,995
J G Thorn	5,630

I G Wilson	62,085
L J Lachal (1)	273,469
P S Wilson	444.835
W P Day	63,706
W J Long	100
G S James	6,800
J V Murray	413,285

(1)  L J Lachal also holds 20,000 partly paid shares paid to one cent.

The aggregate of the fully paid ordinary shares in the above table represents approximately 0.18% of the company’s fully paid ordinary shares.

As of October 3, 2005, executive officers and employees had been issued with 9,751,290 ordinary shares representing approximately 1.1% of issued capital, under employee share purchase plans.

Share Based and Employee Bonus Compensation Plans

Employee Share Purchase Plans

(a)       Employee Share/Option Plan (ESOP)

In 1985, the Company established the Employee Share/Option Plan (‘ESOP’). Options granted under the ESOP may be issued upon such terms and conditions as the directors of the Company determine from time to time.

Options issued under sub-plans of ESOP in the last three years aim to reward excellence and encourage Senior Executives to focus on improving the longer term performance of the Company by achieving certain Group return on average funds invested targets, which are based on budgeted return on average funds invested (for full allocation) or current cost of capital plus 0.5% (for 50% allocation). Performance outcomes between these targets are calculated linearly.

The method used in assessing whether or not the performance condition is met is as follows. A paper is presented to the Human Resources Committee on the plan. The Committee considers and reviews the actual outcomes of performance conditions achieved for the financial year against the targets set. The Committee then recommends to the Board, which makes the final determination, whether any options are to vest based on the criteria set out above. The reason this method is chosen is because it is transparent and measurable against objective data.

The options will be exercisable at a price equal to the closing stock market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant. Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

Options may be exercised at any time after three years from the date of issue and prior to their term, which may either be five, six or ten years.

The Company intends to continue its long term option plan for Senior Executives during the year ended June 30, 2006, which has been aligned to the LTI scheme for the Managing Director/CEO approved by shareholders at the Company’s 2005 Annual General Meeting. This includes market performance hurdles based on Total Shareholder Return (TSR) comparators.

(b)       Employee Share Purchase Plan (ESPP)

In 1985, the Company established the Employee Share Purchase Plan (‘ESPP’). Sub plans are derived from the ESPP and the current sub-plan applicable to Senior Executives is set out below:

•                  Senior Executive Retention Share Plan (‘SERSP’), and Senior Executive Retention Payment Plan (‘SERPP’)

Under the Senior Executive Retention Share Plan (‘SERSP’) the Board may nominate certain Senior Executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.

The number of shares issued is entirely at the Board’s discretion. The shares may not be disposed of by the employee for a restricted period of up to five years, unless the employee ceases employment three years after the shares were issued. Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period for cause or poor performance. The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

•                  tying the longer term interests of Senior Executives more closely to those of its shareholders,

•                  providing exposure for those Senior Executives to the Company’s development, and;

•                  providing an incentive for those Senior Executives to stay with the Company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the United States as being eligible to participate in an equivalent Senior Executive Retention Payment Plan (‘SERPP’). In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (and the value of accrued dividends).  Plan entitlements may be converted into a cash payment after the five year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent. The Committee reviews the recommendations and if approved makes a recommendation to the Board which finally determines whether the incentives are granted. When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the Company and will encourage them to improve the long-term performance of the Company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

(c) Legacy Senior Executive Plans

All plans, detailed below, are no longer open to new participants. They are provided for historical information as current Senior Executives have been participants.

•                  ESOP Partly Paid Shares

These shares have not been issued since 1996 and the plan is no longer used. The shares are partly paid and were issued at market price at the time of issue. Partly paid shares remaining have either been paid to one cent or five cents, being the first call. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Prior to 1996, shares were issued as a sub-plan under ESOP (described in (a) above) and did not carry specific performance hurdles. They were issued as a means to further align the interests of high performing executives with those of the shareholders and therefore encourage long term retention of key Senior Executives and thereby positively impact shareholder wealth.

•                  Employee Incentive Share Plan (EISP)

As the earnings per share performance targets were not met in 2003-04, no issue of employee shares was made in 2004-05. This plan has been discontinued for the foreseeable future.

Under the EISP, which is a sub-plan of ESPP described above, shares have been offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months’ service. The number of shares offered depended upon the Company’s increase in earnings per share. It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; of more than 10%, an offer of 200 shares would be made. This performance condition was chosen to assess the granting of the EISP shares because it is transparent and measurable against objective data. A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan. The Committee then recommended to the Board whether there was an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares have been issued at a 40% discount to the prevailing market price of Amcor Limited shares but in 2004 this was amended to a 25% discount. The subscription amount is funded by an interest-free loan from the Company with the exception of Senior Executives who are not provided with the loan facility. Dividends on the shares are applied in repayment of the loan balance. If the employee leaves the Company, the employee may repay the loan or the shares are sold and the proceeds are applied to discharge the loan. The employee is not liable for any deficiency upon such discharge.

(d) Legacy CEO Restricted Share and Option Plans

These plans related to Russell Jones in his capacity as Managing Director & Chief Executive Officer and were approved by shareholders. As he has now resigned they are provided for historical information.

•                  2000 CEO Restricted Share and Option Issues

Options

The Human Resources Committee recommended to the Board the issue of three million options to the Managing Director & Chief Executive Officer. This was ratified by shareholders at the 2000 Annual General Meeting. These options were exercisable in three tranches:

Tranche 1: Number of Options: 1 million/Exercise price $5.67. Exercise period: October 1, 2001 – October 1, 2005.  The performance hurdles for the first 500,000 were based on the CEO continuing to demonstrate effective performance regarding the financial and operating performance of the Company and any other factors affecting the reputation of the Company or other matters the Board deemed appropriate. These performance hurdles, were chosen as they provided the Board with a wide-cross section of performance hurdles focusing the CEO on a broad range of issues.

The performance hurdles for the second 500,000 was based on Amcor’s Total Shareholder Return (TSR) exceeding the comparator TSR (based on the TSR of those companies in the S&P/ASX 100 excluding Financial, Telecommunications and Media companies) based on April 17, 2000 being the date of the demerger of PaperlinX. These performance hurdles were nominated as they are transparent and measurable against objective data.

Tranche 2: Number of Options: 1 million/Exercise price $5.67 Exercise period: October 1, 2002 until October 1, 2005

This Tranche carried the same performance hurdles as Tranche 1.

Tranche 3:  Number of Options: 1 million/Exercise price $5.67 Exercise period: October 1, 2003 until October 1, 2005 This Tranche carried the same performance hurdles as Tranches 1 and 2.

These options had not been exercised as at the date of the resignation of the Managing Director & Chief Executive Officer on December 7, 2004, and were cancelled with immediate effect following acceptance of that resignation.

Restricted Shares

The Human Resources Committee recommended to the Board the issue of restricted shares to the Managing Director & Chief Executive Officer.

At the 2000 Annual General Meeting, shareholders approved the issue of Restricted Shares to the Managing Director & Chief Executive Officer as part of his Short Term Incentive Bonus (STI Bonus). This STI Bonus included a proportion of cash with the balance in restricted shares.

As the restricted shares issued were in lieu of a cash bonus, as a bonus conversion, no specific performance hurdles were nominated, as the hurdles were tied to the original short-term incentive (STI) performance criteria outlined under the Short Term Incentive section in 3.3.1 of this report. However, the plan operated to provide the CEO with the opportunity to share in the growth in value of the Company and to encourage him to improve the long-term performance of the Company and its returns to shareholders.

Under the terms of the Issue, following the resignation of the Managing Director & Chief Executive Officer on December 7, 2004, his entitlement to 215,821 restricted shares lapsed and accordingly they were sold by the Company. The Managing Director & Chief Executive Officer was not entitled to any of the net sale proceeds.

•                  2002 CEO Option Issue

The Human Resources Committee recommended to the Board the issue of options to the Managing Director & Chief Executive Officer which was confirmed at the 2002 Annual General Meeting where shareholders approved the issue. Three million options where offered as an incentive as part of the Issue, to be exercised in three equal tranches of 1 million options.

Tranche 1:  Number of Options: 1 million. Exercise price: $8.20. Exercise period: October 1, 2004 – September 30, 2008

Tranche 2: Number of Options: 1 million. Exercise price: $8.20 Exercise period: October 1, 2005 – September 30, 2008

Tranche 3: Number of Options: 1 million. Exercise price: $8.20 Exercise period: October 1, 2006 – September 30, 2008

The method used in assessing whether or not the performance condition was met is as follows: for each of the tranches the performance hurdle was based on Amcor’s TSR exceeding the Comparator TSR on or after July 1 immediately following the end of the relevant performance year. The Comparator TSR was based on the arithmetic mean of the percentage TSR of those stocks in the S&P/ASX 100 excluding stocks in the following sectors: Financials ex Property Trusts, Property Trusts, Telecom Services and Media. This performance hurdle was nominated as this was transparent and measurable against objective data.  These options had not vested as at the date of the resignation of the Managing Director & Chief Executive Officer on December 7, 2004 and were cancelled following acceptance of that resignation.

(e) CEO Issue of Options and Performance Rights to Managing Director

Shareholders at the 2005 Annual General Meeting approved the issue of 750,000 options and 300,000 performance rights to the Managing Director & Chief Executive Officer. The options and performance rights have been granted to Mr MacKenzie post the Annual General Meeting on October 27, 2005. Full details of the terms of issue of the options and the performance rights are set out below.

•                  Terms of Issue

Options and Performance Rights

Each option carries the right, upon exercise and payment of the exercise price of A$6.78, to the issue or transfer of one fully-paid ordinary share in the capital of the Company. Each performance right carries the right, upon exercise, to the issue or transfer of one Share

The Options and Rights will be issued in three equal tranches (each, a Tranche). Each Tranche will comprise 250,000 Options and 100,000 Rights, and will:

(a) be subject to the performance conditions described in these terms of issue;

(b) have separate vesting periods; and

(c) have separate expiry dates.

The vesting periods and expiry dates for each Tranche are set out in the following table:

Tranche	Vesting Period	Expiry Date
1	January 1, 2008 – December 31, 2009	December 31, 2010
2	July 1, 2008 – June 30 2010	June 30, 2011
3	January 1, 2009 – December 31, 2010	December 31, 2011

The method used in assessing whether or not the performance condition was met is as follows:  there is a pro rata performance scale depending on the highest percentile reached by the Average Amcor TSR relative to the Average Comparator TSR for each of the relevant stocks in the comparator group during the vesting period, on the following basis. If the Average Amcor TSR achieved equals the 50th percentile of the Average Comparator TSR for each of the relevant stocks in the comparator group, 50% of the options and performance rights will vest. For each additional percentile in excess of the 50th percentile, an additional 2% will vest up to the 75th percentile, at which time 100% of the options and performance rights will vest. While testing will continue to be conducted at the start of each month during the vesting period, options and performance rights will only vest (if at all) at the end of the vesting period, unless the 75th percentile is reached, in which case the options and performance rights will vest immediately that occurs.

The Comparator TSR was based on the arithmetic mean of the percentage TSR of those stocks in the following sections and industry groups:  Financials ex Property Trusts, Property Trusts, Resources, Telecom Services and Media. This performance hurdle was nominated as this was transparent and measurable against objective data.

Options

As at October 3, 2005, the number of options over ordinary shares held by Executive Officers in the company are set out below;

Name	Number of Shares Underlying Options Owned	Exercise Price	Expiration Date
		A$

W P Day	222,500	7.87	March 24, 2010
	250,000	6.84	August 2, 2010

L J Lachal	178,000	7.87	March 24, 2010
	150,000	6.84	August 2, 2010
W J Long	300,000	7.30	July 1, 2007
	44,000	8.20	November 1, 2012
	178,000	7.87	March 24, 2010
	200,000	6,84	August 2, 2010
G S James	20,000	6.02	September 13, 2006
	44,000	8.20	November 1, 2012
	133,500	7.87	March 23, 2010
	150,000	6.84	August 2, 2010

P S Wilson	133,500	7.87	March 24, 2010
	150,000	6.84	August 2, 2010
J V Murray	133,500	7.87	March 24, 2010
	150,000	6.84	August 2, 2010
K N MacKenzie	88,000	8.20	November 1, 2012
	89,000	7.87	March 24, 2010
	100,000	6.84	August 2, 2010

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.   To our knowledge, based on substantial shareholder notices filed with the Australian Stock Exchange as of December 21, 2005, the following table identifies those shareholders who beneficially own 5% or more of our ordinary shares and their holdings as of the date of their last respective notices.

Shareholder	Fully Paid Ordinary Shares	Percentage of Total Shares

Mondrian Investment Partners	79,921,337	8.8
Maple-Brown Abbott	68,638,778	7.9

There are no arrangements known to Amcor, the operation of which may at a subsequent date result in a change in control of Amcor. Major shareholders enjoy no rights different from any other holder of Amcor’s Ordinary Shares.

Major Shareholders Over Previous Three Years

Date of Notice	Name of Shareholder	% of Voting Shares at Year-end
March 12, 2003	Delaware International Advisers Ltd	6.73
June 4, 2003	Commonwealth Bank of Australia	5.03
June 5, 2003	Commonwealth Bank of Australia	Ceased to be substantial shareholder
January 15, 2004	Delaware International Advisers Ltd	7.76
April 30, 2004	Delaware International Advisers Ltd	10.00
September 27, 2004	Mondrian Investment Partners Limited (1)	7.66
November 30, 2004	Capital Group Companies Inc	5.02
December 30, 2004	Maple-Brown Abbott Ltd	5.02
January 24, 2005	Schroder Investment Management Australia Ltd	5.20
February 24, 2005	Maple-Brown Abbott Ltd	6.04
March 31, 2005	Schroder Investment Management Australia Ltd	Ceased to be substantial shareholder
May 3, 2005	Maple-Brown Abbott Ltd	7.04
May 5, 2005	Maple-Brown Abbott Ltd	7.04
September 5, 2005	Maple-Brown Abbott Ltd	6.09
December 21, 2005	Capital Group Companies Inc	6.05

(1) - Previously Delaware International Advisors Ltd

B.                                                                                    Related Party Transactions

Loans have been provided by the Company to, or for the benefit of, certain Directors who are Executives and Executive Officers.  The aggregate amount of loans outstanding as at September 28, 2005 was A$30,000. No interest is charged on these loans.  (See Note 31 to the Consolidated Financial Statements for details on loan repayments).  During the year the Company cancelled a guarantee, in favour of RH Jones for a loan of A$0.4 million. Due to the restrictions of the recently enacted Sarbanes-Oxley Act of 2002 in the US, no loans have been made or extended to Directors and Executive Officers since July 1, 2002.

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

No Director or Executive Officer of the Company (or any relative or spouse thereof) has any interests in any material transactions of Amcor which were effected by the Company or any of its subsidiaries since the current or immediately preceding financial year or were effected by the Company or any of its subsidiaries during an earlier financial year and remain in any respect outstanding at the date hereof.  Directors and Executive Officers of Amcor have participated in past issues of shares under Employee Share Plans which are described in Item 6.

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

On May 13, 2002 a judge of the Federal Court found that Amcor employees whose employment was transferred to PaperlinX Ltd had technically been made redundant and that the Court could not interpret the relevant clauses of the certified agreement in a manner which relieved Amcor of the obligation to make redundancy severance payments to the transferred employees. Amcor appealed this decision.

The appeal was heard by the Full Bench of the Federal Court on February 24, 2003 and its decision, dismissing Amcor’s appeal was handed down on March 28, 2003. Amcor subsequently filed an application for special leave to appeal to the High Court, which was granted on December 12, 2003. The appeal was heard by the High Court on August 4, 2004.

Amcor gained a favourable decision of the High Court in March 2005 which overturns the earlier decisions of the Federal Court and by a unanimous decision, found that no such entitlement arises.

Competition Law Investigations, related management changes and ACCC Court Proceedings

In November 2004, the Amcor Board first became aware of information that raised concerns about potential breaches of Australian and New Zealand competition laws.  The Board immediately took action to notify the ACCC and the NZCC.  On December 6, 2004, the Board resolved to accept offers of resignation (effective December 7, 2004) given by Mr Russell Jones (then Managing Director of the Company) and Mr Peter Sutton (then Managing Director, Amcor Australasia) from their employment within the Amcor Group.  The Board also terminated a consultancy arrangement with Mr Peter Brown, Managing Director of Amcor Australasia until October 2003.

Subsequently, the Amcor Board announced appointments to its new senior management team:

•                  On July 1, 2005, Mr Ken MacKenzie (formerly Group Managing Director of the Amcor Rentsch and Closures business based in Switzerland) assumed the position of CEO and Managing Director of the Amcor Group;

•                  On July 12, 2005, Mr Louis J Lachal became Managing Director of Amcor Australasia;

•                  On July 12, 2005, Mr Darryl Roberts became Group General Manager, Fibre Packaging Group, Amcor Australasia.

On December 21, 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives.  The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry.  The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC alleges that between 2000 and late 2004 the Visy respondents entered into and gave effect to anti-competitive arrangements with its principal competitor Amcor in the supply, throughout Australia, of corrugated fibreboard containers.

The ACCC is seeking the following court orders:

•                  declarations that the conduct contravened section 45 of the Act

•                  injunctions restraining similar conduct in the future

•                  pecuniary penalties against each of the respondents

•                  trade practices training or compliance programs by the respondents, and

•                  costs.

The ACCC also announced on December 21, 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC.  The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479. Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct.   The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.

The NZCC investigation of conduct by Amcor which raised concerns under New Zealand’s competition laws is incomplete.  As previously advised, Amcor has been granted conditional immunity by the NZCC.

Amcor has also undertaken its own investigation of conduct that might raise potential concerns under Australian and New Zealand competition laws.  Consistent with the requirements of both the ACCC and NZCC for Amcor to provide full cooperation to each of them, the Company’s internal investigation was merged with the investigations being conducted by the ACCC and NZCC.

Third Party Claims

The granting of immunity by the ACCC and the NZCC does not exclude or limit the rights of third parties who may claim to have suffered loss or damage as a result of a contravention of Australian or New Zealand competition laws to commence legal proceedings for damages and other relief against those involved in the contravention.  No such third party proceeding has been commenced to date.

No reliable assessment can be made at present of the prospects of success of any such third party claim or the quantum of damages that may arise in the context of any third party proceeding or whether there will be any loss of customers by Amcor.  Although it is not possible to establish a reasonable range of any damages that may be awarded if third party proceedings are commenced, there can be no assurance that any damages ultimately awarded will not be material to the results of the operations or the financial condition of Amcor.

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

B.                                                                                    Significant Changes

No significant changes have occurred since the date of the Consolidated Financial Statements, except for those disclosed in Note 40 to the Consolidated Financial Statements Events Subsequent to Balance Date.

ITEM 9	THE OFFER AND THE LISTING

Markets

The principal trading market for Amcor’s shares is the Australian Stock Exchange Limited. Amcor’s Ordinary Shares are also listed on the New Zealand Stock Exchange.  American Depositary Shares (“ADSs”), each representing four Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which JPMorgan Chase Bank is the Depositary, are quoted on the NASDAQ National Market System.  In addition to these ADRs, as of June 30, 2005, there were 3,675 shareholders whose registered addresses are situated in the United States holding in total 1,867,241 Amcor Ordinary Shares, which is equivalent to 0.21% of Amcor’s issued share capital.

The following table sets out, for the periods indicated, the respective highest and lowest prices for Amcor ADSs as traded on the NASDAQ National Market System (with each ADS representing four Ordinary Shares) and for Amcor’s Ordinary Shares reported on any trading day on the Australian Stock Exchange Limited.

		American Depositary
		Shares				Ordinary Shares
		High		Low		High		Low

2000-01 From July 2000 to June 2001		US$	14.48	US$	10.31	A$	6.84	A$	5.04

2001-02 From July 2001 to June 2002		US$	16.80	US$	11.07	A$	9.10	A$	5.69

2002-03 From July 2002 to June 2003		US$	22.20	US$	17.04	A$	8.86	A$	7.76

2003-04	First Quarter	US$	24.47	US$	21.60	A$	9.16	A$	8.03
	Second Quarter	US$	25.30	US$	23.25	A$	9.09	A$	8.01
	Third Quarter	US$	25.69	US$	22.70	A$	8.30	A$	7.47
	Fourth Quarter	US$	22.20	US$	19.78	A$	8.05	A$	6.51

2004-05	First Quarter	US$	21.19	US$	18.75	A$	7.53	A$	6.65
	Second Quarter	US$	24.35	US$	19.90	A$	7.90	A$	6.68
	Third Quarter	US$	24.46	US$	21.81	A$	7.67	A$	6.95
	Fourth Quarter	US$	23.11	US$	19.52	A$	7.35	A$	6.26

2005-06	June	US$	23.11	US$	20.33	A$	7.35	A$	6.65
	July	US$	21.65	US$	20.00	A$	7.06	A$	6.66
	August	US$	22.23	US$	19.75	A$	7.27	A$	6.53
	September	US$	21.25	US$	19.70	A$	6.87	A$	6.41
	October	US$	20.87	US$	19.29	A$	6.79	A$	6.38
	November	US$	21.61	US$	19.93	A$	7.35	A$	6.68

The last reported sale of our ordinary shares on December 22 , 2005 on the ASX was A$7.45 . The last reported sale of our ADSs on December 22, 2005 on Nasdaq was US$21.79

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

Three shareholders must be present to form a quorum. No business may be transacted at a meeting, except the election of a Chairman and the adjournment of the meeting, unless a quorum is present.

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

Powers of the Board

The management and control of the business and affairs of Amcor are vested in the Board, including raising or borrowing money, guaranteeing debts or obligations of any person, providing security for a debt and authorizing persons in whose favour debenture, mortgage or other security is executed to make calls on shareholders in respect of uncalled capital.

Except where a Director is restrained by the Corporations Act 2001, a Director may be present at a meeting of the Board while the matter in which the Director has an interest is being considered and may vote in respect of that matter.

As remuneration for services, each non-executive Director is to be paid out of the funds of the Company a sum determined by the Board, but the aggregate remuneration paid to all non-executive Directors in any year may not exceed an amount fixed by Amcor in general meeting.

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

Exemption from NASDAQ regulations

Amcor Limited is a company organised under the laws of Australia, which is considered its “home country”.  The Company is admitted to the Official List of Australian Stock Exchange Limited (“ASX”) and its securities are quoted on ASX.  As the Company is also listed on NASDAQ, the Company is also required to comply with the requirements of the NASDAQ.  The Company intends to follow home country practices in lieu of the requirements set forth in:

1.               NASDAQ Marketplace Rule 4350(f) (the NASDAQ Quorum Requirement); and

2.               Rule 4350(i) (the NASDAQ Shareholder Approval Requirements).

The NASDAQ Quorum Requirement requires that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33 1/3% of the issuer’s outstanding shares.   In comparison section 249T of the Australian Corporations Act 2001 (the Corporations Act) only requires a quorum of two members for a meeting of shareholders.  Under section 135(2) of the Corporations Act, the quorum requirement can be replaced or modified by a company’s constitution.  The Company’s Constitution states that it requires a quorum of three members.  A quorum of three members for a meeting of shareholders is not prohibited by Australian law.

The NASDAQ Shareholder Approval Requirements mandate that a company must obtain prior shareholder approval in the case of an issuance of securities (other than in a public offering) when:

(a)                        a stock option or purchase plan of a listed issuer is to be established or materially amended or other equity compensation arrangement made or materially amended pursuant to which options or stoack may be acquired by officers, directors, employees or consultants, unless the issuance is one that falls within the parameters of certain exceptions (Rule 4350(i)(1)(A));

(b)                       an issuance or potential issuance of securities would result in a “change of control”  of the issuer, which may be deemed to occur if an investor or group of investors acquires, or obtains the right to acquire, 20% of more of the common stock (or securities convertible into or exercisable for common stock) or the voting power of an issuer on a post-transaction basis (Rule 4350(i)(1)(B));

(c)                        the issuance is related to the acquisition of the stock or assets of another company if; (a) any director, officer or substantial share holder has a 5% or greater interest (or such persons collectively have a 10% or greater interest) in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions; and (b) the present or potential issuance of common stock, or securities convertible into or exercisable for common stock could result in an increase in outstanding common shares or voting power of 5% of more before the issuance (Rule 4350(i)(1)(C)(i));

(d)                       the issuance is related to the acquisition of the stock or assets of another company if the issuance is 20% of more of common stock or voting power outstanding before the issuance (Rule 4350(i)(1)(C)(ii)); or

(e)                        the sale, issuance or potential issuance by the issuer (together with sales by officers, directors, or substantial shareholders of the company) of common stock or securities convertible into or exercisable for common stock is at a price less than the greater of book or market value and equal to 20% of more of the common stock or voting power outstanding before issuance (Rule 4350(i)(1)(D)).

The ASX Listing Rules have comparable requirements to those set out in Rules 4350(i)(1)(A). (C)(i), (C)(ii) and (D) of the NASDAQ Shareholder Approval Requirements; specifically the obligations in Listing Rule 7 (changes in capital and new issues) and Listing Rule 10 (transactions with persons in a position of influence).  In addition, Chapter 6 of the Corporations Act has a comparable requirement to that set out in Rule 4350(i)(1)(B) of the NASDAQ Shareholder Approval Requirements; specifically, where there would be an issuance of securities to a person and its associates representing more than 20% of the voting power of an issuer on a post transaction basis.

C.                                                                                    Material Contracts

There were no material contracts, other than those entered into in the normal course of business, to which the company or any member of the group is a party from July 1, 2003 to the date of this report.

D.                                                                                    Exchange Controls and Other Limitations Affecting Security Holders

(a)                                  The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia.  Amcor is not restricted from receiving funds into, or transferring funds from Australia to the credit of non-residents of Australia, but in certain cases is required to:

(i)                                     withhold Australian taxes:

(ii)                                  lodge a report of the transaction details.

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

The applicable rates of dividend withholding tax are as follows:

•                  0% for 80% or greater shareholders

•                  5% for 10% or greater shareholders

•                  15% for others

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

A holding period requirement applies when assessing the entitlement of shareholders to franking credits.  Franking credits will be denied on dividends payable on shares, and distributions paid on an interest in shares, where:

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

The test focuses on arrangements (share investments and related hedges) which remove 70% or more of downside and upside risk in relation to the shares.

Dividends paid to United States residents which are not franked (or are partly franked) will, subject to the comments below, attract withholding tax at the rates listed above on the unfranked amount.

Unfranked dividends paid to non-residents of Australia are, in certain circumstances, wholly or partly exempt from Australian withholding tax.  Where the unfranked dividend is paid out of profits derived by Amcor from qualifying foreign dividends, withholding tax will not be payable on any foreign dividend account (“FDA”) amount specified in a notice provided by Amcor to shareholders.

Since the introduction of the imputation system, 29 dividend distributions have been made by Amcor, all of which have been at least partly franked.  Of the more recent dividend distributions, the dividend paid in September 2004 was franked to 40%, the dividend paid in March 2005 was franked to 28% and the dividend paid in September 2005 was franked to 22%.  Amcor has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted.

Amcor is obliged to deduct tax at the highest marginal rate plus the Medicare Levy (currently 48.5%) from unfranked dividends or interest paid to investors resident in Australia who have not supplied the Company with a tax file number or exemption form.  Collection of tax file number information is authorized by, and its use and disclosure is strictly regulated by, the Tax Laws and Privacy Act.

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

Any taxable unindexed capital gain on ADSs or Ordinary Shares acquired on or after October 1, 1999 and held for at least one year is reduced by half for individuals and by one third for superannuation funds. Individuals and superannuation funds that acquired ADSs and Ordinary Shares before October 1, 1999 and hold them for at least one year can either calculate their taxable unindexed capital gain as above, or choose to make an indexed capital gain being the whole of the difference between the realisation price and the indexed cost base as at September 30, 1999. Corporations do not benefit from such concessions.

Notwithstanding that the profit or gain upon the disposal of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) or (b) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from Australian tax may nevertheless be available under the current double taxation convention referred to above.

No stamp duty is payable on Australian share transfers. In addition, under current Australian tax law, no Australian State or Federal estate duty or other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile.  For capital gains purposes, the death of the holder will only produce a deemed disposal, if the ADSs or Ordinary Shares are bequeathed to a tax exempt person or if the deceased was an Australian resident, the ADS or Ordinary Shares are bequeathed to a non-resident, and the ADS or Ordinary Shares did not fall within the meaning of a taxable Australian asset as referred to in paragraph (b) above.  In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above.  Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences to you of the ownership and disposition of the Amcor ADSs and Ordinary Shares, but it does not purport to be a comprehensive description of all of the United States tax considerations of the ownership and disposition of ADSs or Ordinary Shares.

The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the tax laws of Australia, as well as the double taxation convention between Australia and the United States, and a protocol thereto (collectively the “Treaty”), all as currently in effect and all subject to change at any time, perhaps with retroactive effect. In addition, the discussion is based in part upon the representations of the Depositary and the assumption that each obligation provided for in the Deposit Agreement and any related document will be performed in accordance with its terms.

You should consult your own tax adviser as to the United States, Australian, or other tax consequences of the ownership and disposition of the Amcor ADSs or Ordinary Shares in your particular circumstances.

The discussion relating to U.S. tax consequences only applies to you if you hold your ADRs or Ordinary Shares as capital assets for tax purposes and you are not a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds Ordinary Shares or ADRs as part of a hedging or straddle or conversion transaction or a person whose functional currency is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of Ordinary Shares or ADRs and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

For U.S. federal income tax purposes if you hold ADRs evidencing ADRs, you will be treated as the owner of the underlying Ordinary Shares represented by those ADRs, and exchanges of Ordinary Shares for ADRs, and ADSs for Ordinary Shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder you must include in your gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Ordinary Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid (before reduction for Australian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).   If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.  The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively.

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

The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against the U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  Dividends will be income from sources outside the United States.  Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.  No United States foreign tax credit will be allowed to U.S. holders of Ordinary Shares or ADSs in respect of any personal property or similar tax imposed by Australia (or any taxing authority thereof or therein).

Distributions of additional Ordinary Shares to U.S. holders with respect to their Ordinary Shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs.  Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that our Ordinary Shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.  If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADSs, gain realized on the sale or other disposition of Ordinary Shares or ADSs would, in general, not be treated as capital gain, and a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the Ordinary Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs.  Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

In order to control any exposure which may result from non-performance by counterparties, these contracts are only entered into with major banks with a minimum long term rating of A- by Standard & Poor’s or A2 by Moody’s.  In addition, these banks must be approved for use by the Amcor Limited Board, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures. The estimated credit risk exposure of Amcor is minimal.

Amcor is exposed to adverse movements in interest rates under various debt facilities. By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed rates, Amcor is able to  manage its interest rate risk.

As at June 30, 2005, Amcor’s ratio of fixed rate debt to total debt was 58% down from 64% at June 30, 2004.  the decrease was due to the appreciation of the A$ against the US$ and Euro, as our fixed debt is drawn in these currencies.

Amcor achieved an average interest rate paid on all borrowings (excluding the coupon on PACRS) for 2004-05 of 5.0% (4.7% in 2003-04).  This was largely due to rises in interest rates relating to floating rate debt drawn in A$ and US$.

Amcor enters into interest rate swap agreements and forward rate agreements to allow the consolidated entity to swap floating rate borrowings into fixed rates and vice versa.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies, to hedge the investment in self sustaining foreign operations. Maturities of swap contracts are principally between one and two years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

From time to time the consolidated entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2004-05

	Fixed interest maturing in:
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted average interest rate
	A$m	A$m	A$m	A$m	A$m	A$m
Financial Assets
Cash	210.8	—	—	—	—	210.8	1.41%
Receivables	19.0	—	—	—	1,738.5	1,757.5	2.97%
Other financial assets	—	—	—	—	48.4	48.4	—
	229.8	—	—	—	1,786.9	2,016.7	1.54%
Financial Liabilities
Payables	—	—	—	—	1,829.0	1,829.0	—
Bank and other loans	861.2	2.0	12.3	—	6.7	882.2	4.22%
Commercial paper	307.7	—	—	—	—	307.7	4.64%
US$ Notes	—	—	52.5	603.3	—	655.8	5.83%
Eurobond	—	—	—	554.5	—	554.5	4.25%
Leases	0.7	1.7	73.9	0.5	—	76.8	6.56%
Employee entitlements	—	—	76.3	—	301.9	378.2	6.00%
Distributions payable	—	—	—	—	8.7	8.7	—
Undated subordinated convertible securities	—	—	301.1	—	—	301.1	7.25%
	1,169.6	3.7	516.1	1,158.3	2,146.3	4,994.0	5.04%
Interest rate swaps/FRAs
US$	(6.1)	—	6.1	—	—	—	7.65%
Euro	(480.0)	480.0	—	—	—	—	4.81%
A$	480.0	(480.0)	—	—	—	—	(5.67)%
	(6.1)	—	6.1	—	—	—	4.90%
Cross Currency Interest Rate Swaps
A$	607.3	—	—	—	—	607.3	5.77%
Euro	(607.3)	—	—	—	—	(607.3)	(2.05)%
A$	116.0	—	—	—	—	116.0	6.37%
CA$	(116.0)	—	—	—	—	(116.0)	(3.40)%
	—	—	—	—	—	—	4.06%

2003-04

	Fixed interest maturing in:
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non- interest Bearing	Total	Weighted average interest rate
	A$m	A$m	A$m	A$m	A$m	A$m
Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
Undated subordinated convertible securities	—	4.6	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4923.5	4.69%
Interest rate swaps
US$	(8.3)	—	8.3	—	—	—	7.65%
Euro	(480.0)	—	480.0	—	—	—	4.81%
A$	480.0	—	(480.0)	—	—	—	(5.67)%
	(8.3)	—	8.3	—	—	—	4.55%
Cross Currency Interest Rate Swaps
A$	607.3	—	—	—	—	607.3	5.54%
Euro	(607.3)	—	—	—	—	(607.3)	(1.94)%
A$	116.0	—	—	—	—	116.0	6.19%
CA$	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

Foreign Currency Exchange Rate Risk

In relation to transactional foreign currency exposures, Amcor policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business as determined for treasury purposes.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

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

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2005	2004
	Weighted Average Rate	Weighted Average Rate	2005 Contract Amounts	2004 Contract Amounts
			A$m	A$m

Buy Contracts
0-12 months
CAD	0.94	—	1.0	—
CHF	0.91	0.82	1.2	12.4
DKK	4.70	4.26	14.5	16.1
EUR	0.60	0.56	50.2	141.1
GBP	0.40	0.38	8.4	80.1
JPY	76.54	75.10	3.4	0.1
NOK	—	4.75	—	0.7
NZD	1.09	1.13	0.9	4.9
SEK	5.80	5.26	13.2	13.3
USD	0.76	0.69	75.0	85.2
More than 12 months
EUR	0.61	0.59	2.5	2.2
NZD	—	1.30	—	77.2
USD	0.75	0.71	4.3	5.3

Sell Contracts
0-12 months
CHF	0.97	0.89	5.7	3.5
DKK	4.70	—	5.1	—
EUR	0.61	—	0.7	—
GBP	0.41	—	22.1	—
NOK	5.12	—	6.0	—
NZD	1.08	1.15	29.5	35.1
SEK	5.78	—	2.8	—
USD	0.76	0.69	28.7	49.2

Commodity Risk

Amcor enters into various Aluminium fixed price swap contracts on behalf of certain customers.  Hedging undertaken is based on customer instructions, and all related costs are passed on to the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at June 30:

	2005	2004	2005	2004
	Average Fixed Price	Average Fixed Price	Contract Amounts	Contract Amounts
	(USD/tonne)	(USD/tonne)	A$m	A$m
Buy Contracts
0-12 months
ALU	1,828.3	1,576.9	29.4	17.0

Employee Share Plan Risk

In relation to the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all options granted or entitlements offered, the consolidated entity has hedged its exposure by entering into offsetting cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at June 30:

2005 Equity Share Option “American” Contracts	Expiry Date	Contract Amounts	Average Hedged Price
		A$	A$
One year or less	Sep 12, 2005	100,000	7.20
	Jun 29, 2006	55,132	6.06
Over one to five years	Sep 11, 2006	50,000	8.28
	Sep12, 2006	200,000	6.47
	Mar 23, 2007	17,800	7.87
	Jul 01, 2007	280,000	7.40
	Aug 02, 2007	25,000	6.84
	Sep 11, 2007	50,000	8.28
	Sep 12, 2007	100,000	7.20
	Sep 11, 2008	50,000	8.28
	Mar 24, 2010	351,550	7.87
More than five years	Aug 02, 2010	420,000	6.84
	Nov 01, 2012	517,000	8.20

Equity Share Swap Contracts	Vesting Date	Contract Amounts	Average Hedged Price
		A$	A$
Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

2004 Equity Share Option “American” Contracts	Expiry Date	Contract Amounts	Average Hedged Price
		A$	A$

One year or less	Sep 15, 2004	40,000	6.47
	Jun 29, 2005	55,133	6.06
Over one to five years	Sep 12, 2005	200,000	6.47
	Sep 13, 2005	50,000	5.16
	Jun 29, 2006	55,132	6.06
	Sep 11, 2006	50,000	8.28
	Sep 12, 2006	200,000	6.47
	Jul 01, 2007	340,000	7.40
	Sep 11, 2007	50,000	8.28
	Sep 12, 2007	100,000	7.20
	Sep 11, 2008	50,000	8.28
More than five years	Mar 24, 2010	450,000	7.87
	Nov 01, 2012	594,000	8.20

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

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at June 30, 2005 the sum of all contracts with a positive replacement cost was $84.7 million (2004: $52.4 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.  The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at June 30 are as follows:

	Carrying Amount 2005	Net Fair Value 2005	Carrying Amount 2004	Net Fair Value 2004
	A$m	A$m	A$m	A$m

Financial Assets

Cash assets	210.8	210.8	131.0	131.0
Receivables	1,757.5	1,757.5	1,633.2	1,633.2
Other financial assets	48.4	91.7	12.9	12.9

Financial Liabilities

Payables	1,829.0	1,829.0	1,781.6	1,781.6
Bank and other loans	882.2	882.2	882.8	882.8
Commercial paper	307.7	307.7	186.3	186.3
US$ Notes	655.8	655.8	723.7	723.7
Eurobond	554.5	578.0	612.0	592.2
Lease liabilities	76.8	76.8	99.9	99.9
Employee entitlements	378.1	378.1	315.5	315.5
Distributions payable	8.7	8.7	8.8	8.8
Undated subordinated convertible securities	301.1	316.2	332.3	345.6

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed below reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate or replace the contracts at their current market rates, as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques. For foreign exchange related contracts the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of off balance sheet financial instruments held as at reporting date are:

	2005	2004
	A$m	A$m

Interest Rate Swaps	(9.2)	(20.3)
Cross Currency Swaps	83.1	35.1
Forward Foreign Exchange Contracts	(4.1)	12.2
Commodity Fixed Price Swaps	(1.6)	1.5
Equity Share Option Contracts	1.5	1.9
Equity Share Swap Contracts	(0.2)	—
	69.5	30.4

Non-recourse Receivables Securitisation Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the United States of America. The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitisation conduit which issued asset-backed commercial paper into organised markets.

The cost of the program was included in the expenses from ordinary activities of the consolidated entity. The program limit was $190.1 million (2004 $210.0 million) and the balance of trade receivables sold at June 2005 was $157.8 million (2004 $197.9 million).

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

ITEM 13	DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15                                                 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2005, the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of faulty judgements or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparations. See item 8 “Financial Information – Legal Proceedings”.

Changes in Internal Control over Financial Reporting

In connection with the preparation of our Form 20-F, we have identified certain internal control weakness relating to the reconciliation of our financial statements prepared in accordance with AGAAP to US GAAP.  Essentially the procedures used in prior years failed to detect certain misapplications of US GAAP and calculation errors which, although individually and in aggregate were not considered by management to be material, resulted in an overstatement of US GAAP net income of $18.4 million in 2003-04 and $12.1 million in 2002-03. We have corrected these errors and restated the US GAAP financial information for previously reported periods, as described in detail in Note 41 of our Consolidated Financial Statements. We have adopted a number of measures to minimize the risk of such errors occurring in the future, including;

•                  Increased US GAAP knowledge, experience and resources in preparing the US GAAP reconciliation;

•                  Appointment of a global, independent accounting firm (not our independent auditors) with specific USGAAP expertise as external accounting advisor to assist in the interpretation and application of US GAAP to Amcor;

•                  Increased robustness in the documentation of all adjustments and calculations;

•                  Improved review process of all adjustments to arrive at US GAAP amounts; and

•                  More rigorous analysis and reconciliation of US GAAP financial measures.

Except as noted above, there have been no other changes in Amcor’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934) during the year ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, Amcor’s internal control over financial reporting.

ITEM 16A                                       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr John Thorn is an “audit committee financial expert” and that Mr Thorn is independent as is defined in the NASDAQ listing standards. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other audit committee members. He is not an auditor or an accountant, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The Audit and Compliance Committee is responsible for oversight of management in the preparation of Amcor’s financial statements and financial disclosures. The Audit and Compliance Committee relies on the information provided by management and the external auditor. The Audit and Compliance Committee does not have the duty to plan or conduct audits to determine Amcor’s financial statements and disclosures are complete and accurate.

ITEM 16B                                       CODE OF ETHICS

Amcor has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Amcor Limited Corporate Code of Conduct and Ethics Policy and can be accessed on the Company’s website at www.amcor.com.au. No amendments to the code of ethics were made during 2005.

ITEM 16C                                        PRINCIPAL ACCOUNTANT FEES AND SERVICES

		Year Ended June 30, 2005	Year Ended June 30, 2004
		A$’000	A$’000
(a)	Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
	Auditors of the company – KPMG
	- parent entity	1,765	984
	- controlled entities	7,386	6,423
		9,151	7,407
(b)	Remuneration for audit-related services
	Completion audits and acquisition/equity raising due diligence	—	82
	Other assurance services (1)	2,805	2,606
		2,805	2,688
(c)	Remuneration for tax services
	Tax compliance and advisory services	785	1,157

(d)	Remuneration for other services	—	—

(1) Includes audit of local statutory financial statements, assurance services in respect of Amcor’s IFRS implementation project and audit of Amcor’s US GAAP financial statements

Pre-Approval Policy

The following non-audit services pre-approval policy has been adopted by Amcor.

To achieve the appropriate balance, there are two broad principles which Amcor will adhere to:

1.               The external auditors should not provide services which are fundamentally in conflict with their role as independent statutory auditors. In broad terms, this means that they should not be in a position where they are seen to:

•                                          Assume the role of or as employees of Amcor

•                                          Perform work which they will subsequently be required to audit,

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

Other services, including taxation services, may be provided by the external auditors provided pre-approval has been obtained from the Audit and Compliance Committee.

Permitted non-audit service engagements (PNASEs) may be provided by external auditors, subject to adherence to the following process:

•                                          All PNASEs must be notified, with reasonable specificity to the Chairman of the Audit and Compliance Committee;

•                                         The notification must specify the services to be provided, specify the period during which the services will be performed and specify the maximum total fees to be paid, before the engagement is commenced;

•                                         Any one member of the Audit and Compliance Committee is delegated to pre-approve individual PNASEs up to a financial limit of A$500,000;

•                                         The Secretary of the Audit and Compliance Committee shall keep a financial year running list of approved PNASEs and submit the cumulative list, together with a reasonably specific description of services provided to each meeting of the Audit and Compliance Committee for noting; and

•                                         The Audit and Compliance Committee must specifically preapprove all proposed PNASEs. Where pre-approval is to be sought for the external auditors to perform non-audit services, this should in the first instance be referred to the Executive General Manager Finance who will seek the appropriate Audit and Compliance Committee pre-approval prior to commencement of the work.

Certification of each PNASE recommended for pre-approval by the Executive General Manager Finance must be supported by a confirmation by the external auditor that the performance of the proposed engagement will not impair the independence of the external auditor under applicable law in Australia or the United States. The external auditor will provide the Audit and Compliance Committee with an annual certification of their continued independence, under applicable law and professional standards both in Australia and in the United States and, in particular, confirm that they have not carried out any engagements during the year which would impair their professional independence.

Our Audit and Compliance Committee has not approved any services described in categories (b) through (d) above pursuant to paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01.

ITEM 16D	EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 19, 2005 the Company completed the on market buy-back of 2,205,000 fully paid ordinary shares, representing 0.25% of ordinary shares on issue on that date. The total consideration of shares bought back on market was A$15,442,612 being an average, including incidental costs, of A$7.00 per share. The consideration was allocated in the following proportions:

- Share Capital	A$	15,427,185
- Share buy-back costs expensed	A$	15,427

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 7, 2005 – April 19, 2005	2,205,000	A$	6.9965	—	Nil
TOTAL	2,205,000	A$	6.9965	—	Nil

ITEM 17	FINANCIAL STATEMENTS

Not applicable, as we comply with Item 18.

ITEM 18	FINANCIAL STATEMENTS

Consolidated Financial Statements - see pages F1 to F141

ITEM 19	Exhibits

	1.	There have been no changes to the constitution of Amcor Limited since November 2004. Refer Exhibit 1 of the 2004 20F for a copy of the Amcor Limited constitution.

2.

Certain instruments defining the rights of holders of other long-term debt of the Company and its subsidiaries have been omitted pursuant to instruction 2(b)(i) of Item 19 of Form 20-F. The registrant hereby undertakes to furnish to the SEC, upon request, copies of such instruments.

	4.	Ken McKenzie’s employment contract

7.                                       Calculation of Basic and Diluted Earnings per Share

8.                                       List of Subsidiaries of Amcor Limited

12                                    Rule 13a-14(a)/15d-14(a) Certifications

(a)               Certification of the Company’s Chief Executive Officer and Managing Director

(b)              Certification of the Company’s Chief Financial Officer

13                                    Section 1350 Certifications

(a)               Certification of the Company’s Chief Executive Officer and Managing Director

(b)              Certification of the Company’s Chief Financial Officer

Index to Financial Statements of Amcor Limited

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Financial Performance for the years ended June 30, 2005, 2004 and 2003

Statements of Financial Position at June 30, 2005, and 2004

Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003

Notes to the Financial Statements 2004-2005

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Limited
(Registrant)

/s/ Julie McPherson

Julie McPherson
Company Secretary

Date: December 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Amcor Limited Board of Directors and Shareholders

We have audited the accompanying consolidated statements of financial position of Amcor Limited and its subsidiary companies (the Consolidated Entity) as of June 30, 2005 and 2004, and the related consolidated statements of performance and cash flows for each of the years in the three-year period ended June 30, 2005, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the consolidated entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the consolidated entity at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements. Also, as described in note 41, certain financial measures determined in accordance with US GAAP for the years ended June 30, 2004 and 2003 have been restated to correct certain accounting errors.

/s/ KPMG
KPMG

Melbourne, Australia

August 24, 2005, except as to paragraphs 3 through 10 of Note 40(b) and Note 40(c), which are as of December 28, 2005

Amcor Limited Consolidated

Statements of Financial Performance

For the year ended 30 June	Note	2005	2004	2003
		$m	$m	$m

Revenues from sale of goods	2	11,099.6	10,405.9	10,709.9

Other revenues from ordinary activities	2	174.7	175.0	248.1

Total revenue from ordinary activities		11,274.3	10,580.9	10,958.0

Expenses from ordinary activities excluding borrowing costs	3	(10,871.2)	(9,964.0)	(10,313.1)

Borrowing costs	1(8), 3	(158.1)	(145.4)	(156.3)

PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE		245.0	471.5	488.6

Income tax (expense) / benefit relating to ordinary activities	5	(58.8)	(111.3)	(110.5)

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		186.2	360.2	378.1

Net profit attributable to outside equity interests		(13.0)	(14.5)	(16.8)

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	27	173.2	345.7	361.3

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net exchange difference relating to self-sustaining foreign operations	26	(159.8)	(65.4)	(185.6)

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(159.8)	(65.4)	(185.6)

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY	29	13.4	280.3	175.7

NET OPERATING PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY:
• Before significant items		443.0	440.3	431.4
• After significant items	4	173.2	345.7	361.3

		cents	cents	cents
EARNINGS PER SHARE
Basic earnings per share	7	13.8	33.8	37.0
Diluted earnings per share	7	13.7	33.7	36.7

The Statements of Financial Performance are to be read in conjunction with the notes to the financial statements set out on Notes 1 to 41.

Amcor Limited Consolidated

Statements of Financial Position

As at 30 June	Note	2005	2004
		$m	$m

CURRENT ASSETS
Cash assets	9	210.8	131.0
Receivables	10	1,685.9	1,551.4
Inventories	11	1,440.1	1,369.6
TOTAL CURRENT ASSETS		3,336.8	3,052.0

NON-CURRENT ASSETS
Receivables	12	71.6	81.8
Other financial assets	13	48.4	12.9
Property, plant and equipment	14	4,400.1	4,745.0
Intangibles	15	1,766.9	2,062.7
Deferred tax assets	16	176.2	238.8
Other non-current assets	17	98.9	93.2
TOTAL NON-CURRENT ASSETS		6,562.1	7,234.4

TOTAL ASSETS		9,898.9	10,286.4

CURRENT LIABILITIES
Payables	18	1,991.8	1,831.1
Interest-bearing liabilities	19	729.2	728.5
Current tax liabilities	20	82.5	77.4
Provisions	21	290.4	339.7
TOTAL CURRENT LIABILITIES		3,093.9	2,976.7

NON-CURRENT LIABILITIES
Payables	22	0.7	13.2
Interest-bearing liabilities	23	1,747.8	1,776.2
Deferred tax liabilities		292.8	388.5
Provisions	21	100.0	91.9
Undated subordinated convertible securities	24	301.1	332.3
TOTAL NON-CURRENT LIABILITIES		2,442.4	2,602.1

TOTAL LIABILITIES		5,536.3	5,578.8

NET ASSETS		4,362.6	4,707.6

EQUITY
Contributed equity	25	3,348.1	3,351.9
Reserves	26	(510.9)	(349.2)
Retained profits	27	1,446.9	1,614.3
Equity attributable to members of the parent entity		4,284.1	4,617.0
Outside equity interests in controlled entities	28	78.5	90.6

TOTAL EQUITY	29	4,362.6	4,707.6

The Statements of Financial Position are to be read in conjunction with the notes to the financial statements set out in Notes 1 to 41.

Amcor Limited Consolidated

Statements of Cash Flows

For the year ended 30 June	Note	2005	2004	2003
		$m	$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		10,936.7	10,453.7	10,514.4
Payments to suppliers and employees		(9,900.0)	(9,222.8)	(9,471.4)
Dividends received		0.6	0.6	1.0
Interest received		20.6	14.7	9.6
Borrowing costs paid		(156.3)	(165.6)	(155.6)
Income taxes paid		(115.5)	(105.8)	(86.6)
Other receipts/(payments)		71.3	57.0	63.3

NET CASH FROM OPERATING ACTIVITIES (1)		857.4	1,031.8	874.7

CASH FLOWS FROM INVESTING ACTIVITIES

Loans drawn/(repaid) - controlled entities		—	—	—
Loans drawn by other persons		4.8	24.5	—
Acquisition of:
Controlled entities and businesses	36(2)	(9.7)	(618.9)	(2,857.9)
Investments		(35.8)	—	—
Property, plant and equipment / Intangibles		(647.4)	(605.4)	(890.1)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	36(3)	10.8	40.2	186.2
Property, plant and equipment		77.4	98.3	57.9

NET CASH FROM / (USED IN) INVESTING ACTIVITIES		(599.9)	(1,061.3)	(3,503.9)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid		(346.6)	(225.0)	(193.0)
Proceeds from share issues, convertible securities and calls on partly-paid shares		12.1	13.2	27.8
Payments for share buy-back		(15.4)	—	—
Proceeds from borrowings		3,719.0	5,280.3	6,752.4
Repayment of borrowings		(3,504.3)	(4,817.1)	(6,146.4)
Principal lease repayments		(18.1)	(144.8)	(43.1)

NET CASH (USED IN) / FROM FINANCING ACTIVITIES		(153.3)	106.6	397.7

NET INCREASE / (DECREASE) IN CASH HELD		104.2	77.1	(2,231.5)

CASH AT THE BEGINNING OF THE YEAR		121.1	46.1	2,287.4
Exchange rate changes on foreign currency cash balances		(11.5)	(2.1)	(9.8)

CASH AT THE END OF THE YEAR (2)		213.8	121.1	46.1

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out in Notes 1 to 41

(1)                                  RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES

For the year ended 30 June	2005	2004	2003
	$m	$m	$m

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	186.2	360.2	378.1

Add / (less) non-cash items and items classified as financing / investing activities:

Depreciation of property, plant and equipment	444.1	459.4	453.5
Amortisation of leased assets	7.4	13.2	14.9
Amortisation of goodwill and other intangibles	131.3	131.2	138.8
Interest capitalised	(3.7)	(4.5)	(0.3)
Finance charges on capitalised leases	3.9	4.7	6.3
Profit on disposal of non-current assets	(8.6)	(30.6)	(13.3)
Profit on disposal of business/controlled entities	(3.8)	(4.1)	(6.1)
Unrealised foreign exchange (gain)/loss	(1.6)	—	(1.5)
Effect of tax consolidation regime on tax balances	—	—	—
Non cash significant item	227.5	50.2	37.5
	982.7	979.7	1,007.9

Change in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:
- Decrease / (increase) in sundry assets	6.2	(19.9)	(31.6)
- (Decrease) / increase in current and deferred taxes	(6.2)	10.7	3.3
- (Decrease) / increase in provisions	(66.3)	(55.4)	(15.1)
	(66.3)	(64.6)	(43.4)

- (Increase) / decrease in receivables	(167.4)	143.7	113.9
- Increase in inventories	(165.5)	(18.1)	(23.3)
- Increase / (decrease) in payables	273.9	(8.9)	(180.4)
	(59.0)	116.7	(89.8)

NET CASH FROM OPERATING ACTIVITIES	857.4	1,031.8	874.7

(2)                                  RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts.  Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash - refer Note 9	210.8	131.0	141.5
Short-term deposits - refer Note 10	19.0	17.3	20.5
Bank overdrafts - refer Note 19	(16.0)	(27.2)	(115.9)
	213.8	121.1	46.1

(3)                                  NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of nil (2004 $104.0 million, 2003 $136.0 million) by means of finance leases. Dividends of nil (2004 $94.7 million, 2003 $112.7 million) were paid for via the Dividend Reinvestment Plan and convertible securities of $0.1 million (2004 $99.9 million, 2003 $34.4 million) were converted into fully paid ordinary shares. These transactions are not reflected in the Statements of Cash Flows.

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out in Notes 1 to 41

Amcor Limited Consolidated

Notes to the financial statements

For the year ended 30 June 2005

INDEX

Note	Description
1	Accounting policies
2	Revenue
3	Profit from ordinary activities
4	Significant items
5	Income tax expense
6	Auditors’ remuneration
7	Earnings per share
8	Segment report
9	Cash assets
10	Receivables
11	Inventories
12	Non-current receivables
13	Other financial assets
14	Property, plant and equipment
15	Intangibles
16	Deferred tax assets
17	Other non-current assets
18	Current payables
19	Current Interest bearing liabilities
20	Current tax liabilities
21	Provisions
22	Non-current payables
23	Non-current interest bearing liabilities
24	Undated subordinated convertible securities
25	Contributed equity
26	Reserves
27	Retained profits
28	Outside equity interests in controlled entities
29	Total equity reconciliation
30	Additional financial instrument disclosure
31	Capital expenditure commitments
32	Lease commitments
33	Other expenditure commitments
34	Contingent liabilities
35	Employee benefits
36	Amcor’s controlled entities
37	Related party disclosures
38	Directors’ and executives’ disclosures
39	Impact of adopting Australian Equivalents to International Financial Reporting Standards
40	Events Subsequent to Reporting Date
41	Reconciliation of accounts to USGAAP

NOTE 1. ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited and its controlled entities (‘the consolidated entity’) in the preparation of this financial report are:

Nature of Operations

Amcor is a global manufacturer and supplier of packaging products with a total of 237 manufacturing and distribution facilities in 39 countries. It produces and supplies PET (polyethylene terepthalate) containers, flexible packaging products, corrugated boxes, cartons, folding cartons, steel and aluminium cans, glass wine bottles, multi-wall sacks, paper, carton board and paper recycling products, tobacco packaging, plastic and metal closures and, in North America, distributes a range of packaging products, equipment and industrial and janitorial supplies.

A majority of Amcor’s revenue and earnings is derived from assets and operations outside of Australia, and those assets, revenue and earnings are denominated in foreign currencies. Most of these are denominated either in US dollars or Euros. Therefore, because Amcor presents its financial statements in A$, appreciation of the A$ against the US$ or the Euro will adversely affect the reported amount of our assets, revenues and earnings from those operations outside of Australia. As described further in Note 30, Amcor enters into hedging transactions to mitigate certain of its foreign currency exposures.

Amcor has exposure to principally three types of commodity risk – resin in the plastic packaging businesses; steel and aluminium in the rigid packaging and closures businesses; and virgin and recycled wood fibre. Resin prices have a reasonable correlation with the price of crude oil and the input of fluctuating prices is, in the main, passed onto customers through “rise and fall” pricing contract clauses wherever possible.  Steel and aluminium are subject to world pricing movements and aluminium in particular is traded globally. Wherever possible the price changes are passed onto customers through rise and fall contracts. However, as described further in Note 30, Amcor enters into certain hedging transactions pertaining to aluminium commodity price risk. Wood fibre prices generally follow longer term capacity related supply cycles governed by global investment in high capacity paper mills. Historically fibre prices have remained relatively stable and when increases have occurred it has generally been possible to recover them from the market.

(1)  Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or fair values of assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

(2) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 ‘Consolidated Accounts’. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. A list of controlled entities appears in Note 36 to the financial statements.

Outside interests in the equity and results of the entities that are controlled by the company are shown as a separate item in the consolidated financial statements.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(3) Revenue Recognition

Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods passes to the customer.

Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

Sales of Non-Current Assets

The gross proceeds of non-current asset sales are recognised as revenue at the date control passes to the buyer.                        The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(4) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ issued in December 1999 whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a deferred tax asset or a deferred tax liability. The deferred tax asset and deferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Tax Office (‘ATO’). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(5) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•                  Leasehold land between 1% - 3% (2004 1% - 3%)

•                  Land improvements between 1% - 3% (2004 1% - 3%)

•                  Buildings between 1% - 5% (2004 1% - 5%)

•                  Plant and equipment between 3% - 25% (2004 3% - 25%)

•                  Finance leased assets between 4% - 20% (2004 4% - 20%)

(6) Employee Entitlements

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ service provided to reporting date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

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

Profit Sharing and Bonus Plans

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

Employee Share and Option Plans

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’). Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

Options relating to the ESOP are generally issued at the closing market price on the date of allotment. Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 35.

Loans to assist in the purchase of shares are shown as receivables. Shares are held in trust until the loan is settled. The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity. No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid-up. Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 35.

(7) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery. In the Statements of Financial Position, the provision is recognised net of the recovery receivable only when the entity:

•                  has a legally recognised right to set-off the recovery receivable and the provision; and

•                  intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

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

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into. Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous Contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contract obligations exceed future economic benefits.

Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

In the case of workers’ compensation the provision has been calculated using a discount rate of 5.5%.

(8) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and foreign exchange differences on borrowings other than those designated as net investment hedges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3.

(9) Investments and Other Financial Assets

Investments in listed and unlisted securities, other than controlled entities and associates, in the financial report, are brought to account at cost and dividend income is recognised in the Statements of Financial Performance when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates. Associates are those entities over which the consolidated entity exercises significant influence, but does not control. The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves. Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount. These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves.

(10) Non-Current Assets

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted or discounted cash flows as deemed appropriate. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. The write-down is recognised as an expense in the Statements of Financial Performance in the reporting period in which it occurs.

(11) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business. After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula.

(12) Foreign Currency Translation

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

For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed.

(13) Financial Instruments

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 25 and 35.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity. The Consolidated Statement of Financial Performance does not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1 (8).

Commercial paper is carried at face value. The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Eurobond notes are carried at face value. The discount is carried as a deferred expense and amortised over the period to maturity. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities have been translated at the rate of exchange ruling at reporting date. Interest payable on these securities is recognised when entitlements accrue and is calculated in accordance with the terms of each issue. The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 24.

Financial Instruments Included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

Derivatives

The consolidated entity’s policy on interest rate risk management is to monitor and, where appropriate, hedge the consolidated entity’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The consolidated entity may enter into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures. These instruments are not held for speculative purposes. Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the Statements of Financial Performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the Statements of Financial Position until the hedge transaction occurs. When recognised, the net receivables or payables are revalued using the rate of exchange ruling at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, the deferred gains or losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction as it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, deferred gains or losses that arose on the hedge instrument are included in the Statements of Financial Performance.

Net receipts and payments under the interest rate swap contracts, forward rate agreements and cross currency swaps are recognised on an accruals basis as an adjustment to interest expense. The premiums paid on interest rate options are included in other assets and amortised to borrowing costs over the term of the agreement.

Net Investment in Foreign Operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

(14) Leased Assets

Leases under which the company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(15) Research and Development Expenditure

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalised and amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding 10 years.

(16) Trademarks / Licences

The consolidated entity writes off expenditure on trademarks / licences to profit as incurred.

(17) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisitions of controlled entities and businesses.

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years. The unamortised balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(18) Earnings per Share (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price (refer Note 7).

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(19) Acquisition of Assets

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

NOTE 2. REVENUE

For the year ended 30 June	2005	2004	2003
	$m	$m	$m

Revenue
Revenue from sale of goods	11,099.6	10,405.9	10,709.9

Interest received/receivable	20.9	13.2	10.0
Dividend received/receivable	0.6	0.6	1.0

Gross proceeds on disposal of non-current assets	77.8	98.7	75.4
Gross proceeds on disposal of businesses and controlled entities	10.8	2.1	98.4
Other	64.6	60.4	63.3

Total other revenues	174.7	175.0	248.1

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES

For the year ended 30 June	2005	2004	2003
	$m	$m	$m
Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:

Depreciation
• of property, plant and equipment - refer Note 1 (5)	(444.1)	(459.4)	(453.5)
Amortisation:
• of leased assets- refer Note 1 (5)	(7.4)	(13.2)	(14.9)
• of goodwill - refer Note 1 (17)	(127.2)	(127.6)	(136.9)
• of other intangibles	(4.1)	(3.6)	(1.9)
	(582.8)	(603.8)	(607.2)
Borrowing costs
• Interest paid/payable:
• Finance charges on leased assets	(3.9)	(4.7)	(6.3)

Other persons	(150.0)	(138.4)	(143.8)
Interest capitalised - refer Note 1 (8)	3.7	4.5	0.3
	(150.2)	(138.6)	(149.8)
Other borrowing costs	(7.9)	(6.8)	(6.5)
Total borrowing costs	(158.1)	(145.4)	(156.3)

Other

Bad debts written off:
• Trade debtors	(3.0)	(6.2)	(1.0)

Provisions:
• Employee entitlements and directors’ retiring allowances	(63.6)	(106.0)	(149.3)
• Doubtful debts	(5.8)	(1.1)	(18.2)
• Diminution in value of inventories	(26.8)	(5.4)	(23.1)
• Insurance/workers’ compensation and other claims	(37.4)	(24.6)	(40.4)
• Onerous Contracts	(12.6)	(12.8)	—
• Restructuring	(64.9)	(57.0)	(41.1)

Lease rentals
• Operating leases	(131.7)	(131.6)	(122.9)

Asset impairments - refer Note 4	(242.4)	—	—

Net profit on disposal of businesses and non-current assets	12.4	34.7	20.9
Net foreign exchange gains / (losses)	4.6	4.8	2.4
Net loss on sale of receivables	(7.5)	—	—

For the year ended 30 June 2005	2005	2004	2003
	$m	$m	$m

Cost of sales	(9,304.8)	(8,589.7)	(8,786.8)

Other expenses
Sales and marketing expenses	(303.2)	(312.6)	(375.7)
General and administration expenses including foreign exchange gains / (losses)	(1,223.5)	(1,015.3)	(1,105.8)
Research and development costs	(39.7)	(46.4)	(44.8)

Expenses from ordinary activities excluding borrowing costs	(10,871.2)	(9,964.0)	(10,313.1)

NOTE 4. SIGNIFICANT ITEMS

For the year ended 30 June	2005	2004	2003
	$m	$m	$m

Significant items before income tax
PET business integration and restructure	(51.8)	(19.9)	—
Flexibles’ market sector rationalisation	(34.2)	(69.3)	—
Write-down residual assets of the former Twinpak group	—	(10.6)	—
Restucturing expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	—	(86.7)
Asset impairments	(242.4)	—	—
Significant items before income tax	(328.4)	(99.8)	(86.7)

Related income tax on significant items (where applicable)
Income tax benefit on PET business integration and restructure	14.8	—	—
Income tax benefit on Flexibles’ market sector rationalisation	9.5	2.4	—
Income tax benefit on write-down of residual assets of the former Twinpak group	—	2.8	—
Income tax benefit on the restucturing expenses consequent upon the acquisition of the PET and Closures businesses from Schmalbach-Lubeca	—	—	16.6
Income tax benefit on asset impairments	34.3	—	—
Income tax on significant items	58.6	5.2	16.6

SIGNIFICANT ITEMS AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF AMCOR LIMITED	(269.8)	(94.6)	(70.1)

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

	Restructuring				(1)
		Plant	Onerous	Goodwill	Asset
	Redundancy	Closure	Lease	Impairment	Impairments		Total
	$m	$m	$m	$m	$m		$m
Amcor PET	20.7	19.1	12.0	5.6	49.9		107.3
Amcor Australasia	—	—	—	—	108.7	(2)	108.7
Amcor Flexibles	27.7	6.5	—	—	27.2		61.4
Amcor Asia	—	—	—	0.7	44.2		44.9
Amcor Corporate	—	—	—	—	6.1		6.1
Total	48.4	25.6	12.0	6.3	236.1		328.4

(1)          Comprises $7.3million related to inventory, $1.1million related to other intangibles, $0.4million related to other non-current assets and the balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

(2)          Included in the Amcor Australasia asset impairment of $108.7million is $89.2 million (net income effect $62.4 million) relating to a change in the estimate of the useful life of the paper mill assets to between 3 and 5 years.  This has resulted in a decrease in earnings per share for the year ended 30 June 2005 of 7 cents.

NOTE 5. INCOME TAX EXPENSE

For the year ended 30 June 2005		2005	2004	2003
		$m	$m	$m

Prima facie income tax expense calculated at 30% rate of tax on profit from ordinary activities		(73.5)	(141.5)	(146.6)
(Add) / deduct the tax effect of:
•	Effect of different overseas tax rates	5.6	(6.9)	(6.2)
•	Capital structures and PACRS	57.3	71.9	71.6
•	Amortisation / write down of goodwill	(24.8)	(25.7)	(27.9)
•	(Under) / over provision in prior years	8.6	9.3	14.3
•	Tax loss utilisation	11.1	22.9	8.1
•	Significant items	(30.6)	(25.0)	(9.4)
•	Other	(12.5)	(16.3)	(14.4)

TOTAL INCOME TAX (EXPENSE) / BENEFIT		(58.8)	(111.3)	(110.5)

The balance of the franking account as at 30 June 2005 was nil (2004 nil, 2003 nil) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

NOTE 6. AUDITORS’ REMUNERATION

For the year ended 30 June 2005	2005	2004	2003
	$000’s	$000’s	$000’s

Audit services:
Auditors of the consolidated entity - KPMG:
Audit and review of financial reports (1)	9,151	7,407	5,686
Other auditors of the consolidated entity
Audit and review of financial reports	—	—	2,254

Other services:
Auditors of the consolidated entity - KPMG:
Taxation services	785	1,157	1,606
Completion audits and acquisition / equity raising due diligence	—	82	208
Other assurance services (2)	2,805	2,606	862
	3,590	3,845	2,676
Other auditors of the consolidated entity
Taxation services	—	—	12,085
Completion audits and acquisition / equity raising due diligence	—	—	2,860
Other assurance services	—	—	182

Total Auditors’ Remuneration	12,741	11,252	25,743

(1) Audit fees for 2005 include amounts associated with the audit of transition to AIFRS of $1,560,000.

(2) Predominantly comprises fees in relation to the audit of local statutory filings.

NOTE 7. EARNINGS PER SHARE

As at 30 June

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2005:

(a) ordinary shares

(b) convertible securities

(c) partly paid shares

(d) employee options

	2005	2004	2003
	$m	$m	$m
Earnings reconciliation
Net profit attributable to members of the parent entity	173.2	345.7	361.3
Distribution on PACRS	(52.3)	(52.4)	(52.3)
Basic earnings	120.9	293.3	309.0
After tax effect of interest on convertible securities	—	1.4	6.0
Diluted earnings	120.9	294.7	315.0

Weighted average number of shares used as denominator	millions	millions	millions

Ordinary shares - Number for basic EPS	879.0	867.1	836.0
Effect of employee options	1.1	2.7	3.7
Effect of partly-paid shares	0.1	0.3	0.4
Effect of convertible securities	—	4.8	18.1
Number for diluted EPS	880.2	874.9	858.2

Earnings per share	cents	cents	cents
Basic earnings per share	13.8	33.8	37.0
Diluted earnings per share	13.7	33.7	36.7

NOTE 8. SEGMENT REPORT

		Amcor			Amcor			Amcor
Business Segments		PET			Australasia			Flexibles
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

External segment revenue	3,645.1	3,205.2	3,234.7	2,566.3	2,524.3	2,440.1	2,409.3	2,233.7	2,166.2
Inter-segment revenue	—	—	1.5	5.4	13.6	15.6	9.6	7.3	4.1
Total segment revenue	3,645.1	3,205.2	3,236.2	2,571.7	2,537.9	2,455.7	2,418.9	2,241.0	2,170.3
Unallocated revenue

Total revenue

Result

Profit before interest, income tax, amortisation of goodwill and significant items	260.5	268.2	301.6	316.8	316.5	282.8	143.0	131.2	132.6

Profit before interest, tax and significant items	194.6	199.9	220.6	300.7	300.6	267.1	123.0	113.5	120.1

Net borrowing costs - refer Note 1(8)

Profit from ordinary activities before income tax and significant items

Significant items	(107.3)	(19.9)	(59.5)	(108.7)	—	—	(61.4)	(69.3)	—

Profit from ordinary activities before income tax

Depreciation & amortisation	256.2	261.8	271.1	130.1	123.6	125.3	95.8	114.1	79.7

Other non-cash expenses	61.5	3.4	36.6	52.0	(3.2)	75.9	15.7	86.4	26.6

Segment assets	3,460.2	3,482.0		2,407.0	2,418.0		1,986.6	2,101.8

Segment liabilities	(891.8)	(708.2)		(502.6)	(483.7)		(553.0)	(612.3)

Unallocated corporate borrowings

Total liabilities

Goodwill	1,274.6	1,410.3		271.2	270.5		376.5	417.8

Accumulated amortisation	(240.1)	(211.9)		(172.8)	(156.4)		(54.9)	(39.8)

Net goodwill	1,034.5	1,198.4		98.4	114.1		321.6	378.0

Capital expenditure	225.3	275.3		189.4	242.6		133.4	587.6

		Amcor		Amcor Rentsch/				Amcor
Business Segments		Sunclipse		Amcor Closures				Asia
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

External segment revenue	1,214.7	1,155.4	1,296.1	976.1	1,009.2	1,309.4	262.7	248.9	263.4
Inter-segment revenue	4.0	2.7	2.9	8.0	3.0	1.2	0.6	0.6	—
Total segment revenue	1,218.7	1,158.1	1,299.0	984.1	1,012.2	1,310.6	263.3	249.5	263.4
Unallocated revenue

Total revenue

Result

Profit before interest, income tax, amortisation of goodwill and significant items	55.8	57.6	84.8	109.1	100.6	83.3	27.0	30.5	32.1

Profit before interest, tax and significant items	42.6	43.9	68.5	98.1	89.5	70.8	26.0	29.6	31.5

Net borrowing costs - refer Note 1(8)

Profit from ordinary activities before income tax and significant items

Significant items	—	—	—	—	—	(8.2)	(44.9)	—	—

Profit from ordinary activities before income tax

Depreciation & amortisation	25.7	25.8	30.9	58.7	61.7	84.4	14.1	13.8	15.4

Other non-cash expenses	9.0	17.1	19.9	16.7	8.7	80.2	3.3	2.0	(0.3)

Segment assets	504.2	547.6		942.2	1,022.8		304.6	339.6

Segment liabilities	(129.1)	(132.7)		(174.8)	(216.7)		(55.6)	(53.9)

Unallocated corporate borrowings

Total liabilities

Goodwill	228.2	248.4		237.8	264.5		36.7	69.8

Accumulated amortisation	(118.6)	(116.8)		(66.0)	(61.5)		(27.8)	(56.4)

Net goodwill	109.6	131.6		171.8	203.0		8.9	13.4

Capital expenditure	23.2	23.2		78.6	63.5		42.8	29.5

				Inter segment
Business Segments		Other		eliminations			Consolidated
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue

External segment revenue	25.4	29.2	—	—	—	—	11,099.6	10,405.9	10,709.9
Inter-segment revenue	—	—	—	(27.6)	(27.2)	(25.3)	—	—	—
Total segment revenue	25.4	29.2	—	(27.6)	(27.2)	(25.3)	11,099.6	10,405.9	10,709.9
Unallocated revenue							174.7	175.0	248.1

Total revenue							11,274.3	10,580.9	10,958.0

Result

Profit before interest, income tax, amortisation of goodwill and significant items	(74.4)	(73.5)	(56.8)	—	—	—	837.8	831.1	860.4

Profit before interest, tax and significant items	(74.4)	(73.5)	(57.0)	—	—	—	710.6	703.5	721.6

Net borrowing costs - refer Note 1(8)							(137.2)	(132.2)	(146.3)

Profit from ordinary activities before income tax and significant items							573.4	571.3	575.3

Significant items	(6.1)	(10.6)	(19.0)	—	—	—	(328.4)	(99.8)	(86.7)

Profit from ordinary activities before income tax							245.0	471.5	488.6

Depreciation & amortisation	2.2	3.0	0.4	—	—	—	582.8	603.8	607.2

Other non-cash expenses	48.0	11.1	12.6	—	—	—	206.2	125.5	251.5

Segment assets	159.0	187.8		135.1	186.8		9,898.9	10,286.4

Segment liabilities	(418.3)	(452.7)		(334.1)	(413.9)		(3,059.3)	(3,074.1)

Unallocated corporate borrowings							(2,477.0)	(2,504.7)

Total liabilities							(5,536.3)	(5,578.8)

Goodwill	—	—		—	—		2,425.0	2,681.3

Accumulated amortisation	—	—		—	—		(680.2)	(642.8)

Net goodwill	—	—		—	—		1,744.8	2,038.5

Capital expenditure	0.2	—		—	—		692.9	1,221.7

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Interest and net debt are managed by the central treasury function and therefore it is not considered appropriate to analyse these by segment

Business Segments

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks and paper recycling.

Amcor PET

PET packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging; corrugated boxes, fibre sacks for the food and industrial markets and closures for the beverage industry.

Amcor Rentsch/Closures

Specialty folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

Other largely represents amounts attributable to the consolidated entity’s corporate activities.

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.  The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.

Inter-segment pricing is determined on an arm’s-length basis.

The following table provides a split of external revenue by significant product type:

		Flexibles
		and	Fibre/Paper
	PET	Film	Based	Metal	Tobacco
	Packaging	Packaging	Packaging	Packaging	Cartons	Closures	Glass	Other	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
2004/05	3,645.1	2,409.3	1,710.2	582.0	516.1	460.0	97.4	1,679.5	11,099.6
2003/04	3,205.2	2,233.7	1,699.1	563.5	544.2	465.0	84.4	1,610.8	10,405.9
2002/03	3,234.7	2,166.2	2,121.2	549.7	548.1	761.4	44.5	1,284.1	10,709.9

	Australia and
Geographic Segment	New Zealand			Europe			North America
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total Segment Revenue	2,566.3	2,524.3	2,440.1	3,921.2	3,852.3	4,005.3	3,425.9	3,120.2	3,519.4
Segment Assets	2,526.4	2,346.1		2,999.0	3,321.2		2,846.2	3,059.7
Unallocated Assets
Total Assets
Long lived assets	1,433.9	1,572.8		1,396.4	1,515.9		1,053.9	1,140.2
Capital expenditure	189.6	242.6		231.1	677.8		180.1	78.7

Geographic Segment	Latin America			Asia			Consolidated
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total Segment Revenue	895.7	632.0	462.6	290.5	277.1	282.5	11,099.6	10,405.9	10,709.9
Segment Assets	992.3	892.3		358.8	428.3		9,722.7	10,047.6
Unallocated Assets							176.2	238.8
Total Assets							9,898.9	10,286.4
Long lived assets	363.8	341.4		152.1	174.7		4,400.1	4,745.0
Capital expenditure	49.3	190.9		42.8	31.7		692.9	1,221.7

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

Geographic Segment	Domestic			United States of America			United Kingdom
For the year ended 30 June	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net sales	2,118.1	2,089.3	2,054.3	3,081.6	2,783.0	3,161.6	905.2	839.3	827.7
Long lived assets (1)	1,278.4	1,409.5		895.0	969.9		263.7	258.9
Segment assets	2,220.4	2,041.8		2,568.5	2,816.1		800.4	659.9
Unallocated Assets
Total Assets

	Other Foreign (Comprises
Geographic Segment	36 countries)			Consolidated
For the year ended 30 June	2005	2004	2003	2005	2004	2003
	$m	$m	$m	$m	$m	$m
Net sales	4,994.7	4,694.3	4,666.3	11,099.6	10,405.9	10,709.9
Long lived assets (1)	1,963.0	2,106.7		4,400.1	4,745.0
Segment assets	4,133.4	4,529.8		9,722.7	10,047.6
Unallocated Assets				176.2	238.8
Total Assets				9,898.9	10,286.4

Long lived assets

(1) Long lived assets comprise tangible asstes expected to be used for more than 12 months.

The above table presents net sales, long lived assets and segment assets for each material country for the year ended June 30, 2005, June 30, 2004 and June 30, 2003.

NOTE 9. CASH ASSETS

As at 30 June	2005	2004
	$m	$m

Cash on hand and at bank	198.8	127.6
Deposits at call	12.0	3.4

TOTAL CASH ASSETS	210.8	131.0

NOTE 10. RECEIVABLES

As at 30 June	2005	2004
	$m	$m

Trade Debtors (1)	1,361.8	1,283.4
Provision for doubtful debts (2)	(49.7)	(51.6)

	1,312.1	1,231.8
Other debtors	139.2	157.5
Prepayments	118.0	127.1
Other loans	97.6	17.7
Short-term deposits	19.0	17.3

TOTAL CURRENT RECEIVABLES	1,685.9	1,551.4

(1) Credit terms vary across the group
(2) The movement in provision for doubtful debts for the year is explained as follows:

Balance at the beginning of the year	(51.6)	(59.8)
Provided for during the year - refer Note 3	(5.8)	(1.1)
Amounts previously provided for, written off during the year	6.5	9.9
Amounts acquired during the year	—	(1.0)
Foreign exchange translation	1.2	0.4
Balance at the end of the year	(49.7)	(51.6)

NOTE 11. INVENTORIES

As at 30 June	2005	2004
	$m	$m
At cost:
Raw materials and stores	614.4	550.5
Provision for diminution in value	(40.2)	(34.1)

	574.2	516.4
Work in progress	142.1	143.8
Provision for diminution in value	(6.6)	(5.7)

	135.5	138.1
Finished goods	754.2	731.7
Provision for diminution in value	(37.1)	(32.5)

	717.1	699.2
At net realisable value:
Raw materials	—	3.7
Finished goods	13.3	12.2

	13.3	15.9

TOTAL INVENTORIES	1,440.1	1,369.6

NOTE 12. NON-CURRENT RECEIVABLES

As at 30 June	2005	2004
	$m	$m

Loans to executive directors, officers and employees in the full time employment of the companies: (1)
• Directors of Amcor Limited	—	1.1
• Directors of controlled entities	—	0.1
• Other employees	26.6	34.0

Other loans	45.0	46.6

TOTAL NON-CURRENT RECEIVABLES	71.6	81.8

(1)                                  Loans to executive directors, officers and employees in the full time employment of the company or its controlled entities are made in accordance with:

•                                          the scheme for the provision of housing and other loans to employees of the company or its controlled entities approved by shareholders on 19 September 1980; and

•                                          the scheme to provide financial assistance to enable executive directors and employees of the company or its controlled entities to purchase shares in the company as approved by Amcor Limited shareholders on 29 January 1985 (as subsequently amended).

NOTE 13. OTHER FINANCIAL ASSETS

As at 30 June	2005	2004
	$m	$m
Investments in associates accounted for using the equity method	40.7	6.7

Investments in companies listed on stock exchanges at cost	5.7	4.5

Investments in companies not listed on stock exchanges at cost	2.0	1.7

TOTAL OTHER FINANCIAL ASSETS	48.4	12.9

Ordinary Share ownership interest

As at June 30

Name	Principal Activities	2005	2004	2005	2004
		%	%	$m	$m
Tien Wah Press (M) Sdn Bhd	Print packaging	25	25	6.6	6.7
Vision Grande Group Holdings Limited	Tobacco packaging	17	—	34.1	—
				40.7	6.7

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

As at 30 June	2005	2004
	$m	$m

Land:
• At cost	209.6	233.6
Accumulated depreciation	(1.8)	(0.4)

	207.8	233.2
Land improvements:
• At cost	20.1	20.6
Accumulated depreciation	(3.2)	(3.3)

	16.9	17.3
Buildings:
• At cost	763.2	772.3
Accumulated depreciation	(153.1)	(120.8)

	610.1	651.5
Plant and equipment
• At cost	7,343.6	7,371.0
Accumulated depreciation	(3,865.6)	(3,642.2)

	3,478.0	3,728.8
Leased assets:
• Finance leases	126.6	150.4
Accumulated depreciation	(39.3)	(36.2)

	87.3	114.2

TOTAL PROPERTY, PLANT AND EQUIPMENT	4,400.1	4,745.0

As at 30 June 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments. The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million compared with net book value of land, land improvements and buildings at 30 June 2003 of $855.1 million.

As at 30 June

Reconciliations of the carrying amounts for each class of property, plant and equipment

2005		Land		Plant &	Finance
$million	Land	improvements	Buildings	equipment	leases	TOTAL

Carrying amount at 30 June 2004	233.2	17.3	651.5	3,728.8	114.2	4,745.0

Additions	3.3	0.1	18.7	607.6	—	629.7

Disposals	(11.5)	(0.4)	(19.5)	(36.5)	(1.3)	(69.2)

Depreciation/amortisation	(0.3)	(0.4)	(27.8)	(415.6)	(7.4)	(451.5)

Acquisitions of businesses and controlled entities	—	—	—	0.1	—	0.1

Disposal of businesses and controlled entities	—	—	—	(7.0)	(4.2)	(11.2)

Impairment loss recognised	(1.2)	—	(11.6)	(214.5)	—	(227.3)

Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(151.3)	(11.0)	(215.5)

Transfers	(2.8)	0.6	38.8	(33.6)	(3.0)	—

Carrying amount at 30 June 2005	207.8	16.9	610.1	3,478.0	87.3	4,400.1

NOTE 15. INTANGIBLES

As at 30 June	2005	2004
	$m	$m

Goodwill at cost	2,425.0	2,652.4
Other intangibles at cost	46.4	53.0
Accumulated amortisation/write-downs	(704.5)	(642.7)

TOTAL INTANGIBLES	1,766.9	2,062.7

Estimated future amortisation charge on other intangibles

Fiscal year ending:
30 June 2006	2.4
30 June 2007	2.4
30 June 2008	2.4
30 June 2009	2.1
30 June 2010	2.1

NOTE 16. DEFERRED TAX ASSETS

As at 30 June	2005	2004
	$m	$m

Deferred tax assets comprise the
estimated future benefit at the
applicable rate on the following items:

Tax losses carried forward	44.2	94.0

Timing differences	132.0	144.8

TOTAL DEFERRED TAX ASSETS	176.2	238.8

Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $238.4 million (2004 $249.0 million) are not included in the above. These benefits will only be obtainable if:

•     the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

•                  the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•                  changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

NOTE 17. OTHER NON-CURRENT ASSETS

As at 30 June	2005	2004
	$m	$m

Supply contract deposits	34.1	26.6
Unamortised borrowing costs	10.4	13.1
Other non-current assets	54.4	53.5

TOTAL OTHER NON-CURRENT ASSETS	98.9	93.2

NOTE 18. CURRENT PAYABLES

As at 30 June	2005	2004
	$m	$m

Unsecured creditors
Trade creditors	1,493.6	1,230.0
Other creditors and accruals	498.2	601.1

TOTAL CURRENT PAYABLES	1,991.8	1,831.1

NOTE 19. CURRENT INTEREST BEARING LIABILITIES

The consolidated entity borrows funds in various currencies to finance the group’s operations. All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such as assets representing a natural hedge.

The consolidated entity does not, as a rule, pledge assets as security for borrowings, however, at June 30, 2005, bank overdrafts, bank loans and other loans totalling $12.8 million (2004 $10.2 million) were secured, principally against group property, plant and equipment. These security arrangements relate to acquired subsidiaries and were in place prior to the companies concerned becoming part of the consolidated entity.

The carrying value of current and non-current pledged assets (included in the total of Property, Plant and Equipment in Note 14) at June 30, 2005 is $29.5 million (2004 $66.2 million), principally representing assets in North America and Europe. The directors believe there are no restrictions on the net assets of subsidiary companies other than the above mortgages entered into in the normal course of borrowings.

By Currency

The following tables set out details in respect of the major components of current and non-current Bank and Other Borrowings by currency:

		Maturity
Nature of Borrowing		Date	Interest Rate	2005	2004
			% p.a.	$m	$m
Current
Secured bank overdrafts	(1), (2)			—	0.3
Swiss Francs			9.30	0.2	—
Euros			Libor + 1.00	0.2	—
Polish Zloty				0.4	0.3

Secured bank term loans	(3)
Indonesian Rupiahs		12/08/2005	11.10	0.5	0.6
Canadian Dollars		02/01/2006	Libor	2.6	—
				3.1	0.6

Secured other loans	(2)
Euros				—	0.3
				—	0.3
Total secured current borrowings				3.5	1.2

Nature of Borrowing		Maturity Date	Interest Rate	2005	2004
			% p.a.	$m	$m

Unsecured bank overdrafts	(1)
Australian Dollars		At call	8.2	0.6	—
Canadian Dollars				—	3.6
Danish Kroner				—	2.9
Euros		At call	3.0	8.5	15.9
Great British Pounds				—	2.2
Malaysian Ringgit		At call	6.8 - 7.0	0.9	0.6
New Zealand Dollars				—	0.1
Polish Zloty				—	0.1
Turkish Lira				0.5	0.1
United States Dollars		At call	7.3	5.1	1.4
				15.6	26.9

Unsecured bills of exchange	(4)
Australian Dollars		Jul-Sep 05	5.8	149.0	—
United States Dollars		Jul-05	3.5	158.7	186.3
				307.7	186.3

Unsecured bank term loans	(5)
Australian Dollars		At call	5.65 - 6.0	45.5	—
Brazilian Reals				—	6.2
Chinese Renminbi		02/12/2005	5.5	2.3	7.6
Euros		Jul -Oct 05	2.4 - 2.9	47.1	66.8
Indian Rupees		02/24/2006	7.6	1.8	2.8
Indonesian Rupiahs		07/29/2005	10.3	0.3	2.2
Malaysian Ringgit		Jul - Nov 05	3.29 - 4.60	9.4	11.1
New Zealand Dollars		Jul - Nov 05	7.10 - 7.30	63.4	—
Polish Zloty		09/14/2005	4.64	1.8	1.3
Thai Bhat		Sep -Dec 05	3.80 - 4.80	1.8	—
United States Dollars		24/08/2005	4.10	216.0	403.9
				389.4	501.9

Unsecured other loans	(6)
Euros		Jul 05 - Jul 06	0 - 2.5	9.2	0.1
United States Dollars		Jul 05 - Jul 06	4.0 - 7.0	1.9	9.9
				11.1	10.0
Lease liabilities				1.9	2.2
Total unsecured current borrowings				725.7	727.3

TOTAL CURRENT BORROWINGS				729.2	728.5

(1)                                  The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $92.8 million (2004 $95.5 million).  As at 30 June 2005, the unused portions of the facilities were $76.8 million (2004 $68.3 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)                                  These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)                                  Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $11.2 million (2004 $54.9 million).  The carrying value of the pledged property is $11.2 million (2004 $54.5 million).

(4)                                  Bills of exchange include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million.  This facility continues indefinitely until terminated by giving written notice to the dealer panel.  As at June 30, 2005, there were $149 million promissory notes outstanding with an average maturity of 58 days (2004 nil).  Promissory notes under this uncommitted facility can be issued for periods of between 7 to 180 days.

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets.  As at June 30, 2005, there were nil euro notes outstanding (2004 nil).  This facility continues indefinitely until terminated by giving written notice to the dealer panel.  Paper under this uncommitted facility can be issued for periods of between 1 to 270 days.

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at 30 June 2005, A$158.7 million of commercial paper was outstanding with an average maturity of 30 days (2004 A$186.3 million).  This facility continues indefinitely until terminated by giving written notice to the dealer panel.  Paper under this uncommitted facility can be issued for periods of between 1 to 270 days.

(5)                                  Relates to various bank borrowings including:

Amcor Finance (New Zealand) Limited – A$63.4 million (2004 A$50.6 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2006.  This facility bears interest at the bank bill rate plus an applicable credit margin.  This entity is charged an annual commitment fee of 30 basis points paid quarterly.

Amcor Limited and Amcor Finance (USA) Inc - $350 million multi-currency facility maturing in September 2005.  Drawings under this facility bears interest at BBSY or LIBOR plus an applicable credit margin (2005 $170.5 million; 2004 $304.0 million).  This entity is charged an annual commitment fee of 20 basis points paid quarterly.

Amcor Limited - $45.5 million (2004 nil) drawn under an uncommitted at call facility. Amounts borrowed under this facility bear interest at the overnight cash rate plus an applicable margin.

(6)                                  Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

NOTE 20. CURRENT TAX LIABILITIES

As at 30 June	2005	2004
	$m	$m

Income Tax	82.5	77.4

NOTE 21. PROVISIONS

As at 30 June	2005	2004
	$m	$m
Current
Dividends/Distributions	8.7	8.8
Employee Entitlements & Director’s Retirement Allowances	138.4	159.2
Insurance and Other Claims	54.1	71.0
Onerous Contracts	17.4	9.6

Amcor Flexibles Restructuring
Relocation	1.9	2.2
Plant Closure	—	3.7
Redundancy	17.9	41.1
Other	0.7	9.8
Total Amcor Flexibles Restructuring	20.5	56.8

Amcor PET/Amcor Closures Restructuring
Relocation	3.6	4.1
Plant closure	10.7	1.0
Redundancy	10.5	1.2
Asset impairment	—	2.1
Other	—	0.1
Total Amcor PET/Amcor Closures Restructuring	24.8	8.5

Other Business Groups Restructuring
Relocation	7.1	6.0
Redundancy	13.8	13.7
Asset impairment	2.2	5.8
Other	3.1	0.3
Total Other Business Groups Restructuring	26.2	25.8

Total Restructuring Provisions	71.5	91.1
Other Current Provisions	0.3	—
Total Current Provisions	290.4	339.7
Non-Current
Employee Entitlements & Director’s Retirement Allowances	76.3	74.2
Insurance and Other Claims	13.6	3.3
Onerous Contracts	5.0	7.8

Amcor Flexibles Restructuring
Relocation	2.1	2.5
Other	—	3.8
Total Amcor Flexibles Restructuring	2.1	6.3

Amcor PET/Amcor Closures Restructuring
Redundancy	0.3	—
Plant closure	1.3	—
Other	—	0.3
Total Amcor PET/Amcor Closures Restructuring	1.6	0.3

Other Business Groups Restructuring
Other	1.4	—
Total Other Business Groups Restructuring	1.4	—
Total Restructuring Provisions	5.1	6.6
Total Non-Current Provisions	100.0	91.9
TOTAL PROVISIONS	390.4	431.6

As at 30 June	2005	2004
	$ m	$ m
Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Dividends/Distributions

Carrying amount at beginning of year	8.8	8.8
Provisions made during the year:
Final dividend 2004	140.6	127.6
Interim dividend 2005	149.6	139.7
PACRS distribution	52.3	52.4
Payments made during the year	(342.6)	(319.7)

Carrying amount at end of year	8.7	8.8

Insurance and Other Claims

Current
Carrying amount at beginning of year	71.0	67.0
Provisions made during the year	26.8	23.0
Payments made during the year	(41.5)	(19.5)
Other movements	(2.2)	0.5

Carrying amount at end of year	54.1	71.0

Non-Current
Carrying amount at beginning of year	3.3	1.6
Provisions made during the year	10.6	1.6
Other movements	(0.3)	0.1

Carrying amount at end of year	13.6	3.3

Onerous Contracts

Current
Carrying amount at beginning of year	9.6	4.2
Provisions made during the year	12.6	12.5
Payments made during the year	(4.1)	(9.6)
Net Transfers in	2.8	2.2
Net Disposals	(3.0)	—
Other movements	(0.5)	0.3

Carrying amount at end of year	17.4	9.6

Non-Current
Carrying amount at beginning of year	7.8	10.0
Net Transfers out	(2.8)	(2.2)

Carrying amount at end of year	5.0	7.8

As at 30 June	2005	2004
	$m	$m
Amcor Flexibles Restructuring

Current
Carrying amount at beginning of year	56.8	9.9
Provisions made during the year	5.3	43.5
Payments made during the year	(38.2)	(10.3)
Net acquisitions	—	11.3
Other movements	(3.4)	2.4

Carrying amount at end of year	20.5	56.8

Non-Current
Carrying amount at beginning of year	6.3	8.9
Provisions released during the year	(1.3)	(0.5)
Payments made during the year	(2.6)	(2.4)
Other movements	(0.3)	0.3

Carrying amount at end of year	2.1	6.3

Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of year	8.5	31.3
Provisions made during the year/(provisions released)	38.5	(7.0)
Payments made during the year	(21.5)	(16.1)
Net Transfers in	0.2	—
Other movements	(0.9)	0.3

Carrying amount at end of year	24.8	8.5

Non-Current
Carrying amount at beginning of year	0.3	4.6
Provisions made during the year/(provisions released)	1.5	(1.4)
Payments made during the year	(0.2)	(2.9)
Net Transfers out	(0.2)	—
Other movements	0.2	—

Carrying amount at end of year	1.6	0.3

The carrying amount of the current provision at the end of the year relates to the following business segments (as defined in Note 8):

Amcor Closures

$3.6 million (2004 $4.1 million) of relocation provisions;

$nil (2004 $0.1 million) of other provisions.

Amcor PET

$10.7 million (2004 $1.0 million) of plant closure provisions;

$10.5 million (2004 $1.2 million) of redundancy provisions;

$nil (2004 $2.1 million) of asset impairment provisions.

As at 30 June

The carrying amount of the non-current provision at the end of the year relates to the following business segments (as defined in Note 8):

Amcor PET

$1.3 million (2004 $ nil) of plant closure provisions;

$0.3 million (2004 $ nil) of redundancy provisions;

$ nil (2004 $0.3 million) of other provisions.

Other Business Groups Restructuring	2005	2004
	$m	$m
Current
Carrying amount at beginning of year	25.8	32.2
Provisions made during the year	20.9	20.0
Payments made during the year	(18.7)	(26.7)
Net Transfers out	(1.4)	—
Other movements	(0.4)	0.3

Carrying amount at end of year	26.2	25.8

The carrying amount at the end of the year relates to the following business segments (as defined in Note 8):

Amcor Rentsch

$ nil (2004 $0.2 million) of other provisions;

$3.9 million (2004 $ nil) of redundancy provisions;

Amcor Australasia

$7.1 million (2004 $6.0 million) of relocation provisions;

$9.9 million (2004 $13.7 million) of redundancy provisions;

$2.2 million (2004 $5.8 million) of asset impairment provisions;

$ nil (2004 $0.1 million) of other provisions.

Corporate

$3.1 million (2004 $ nil) of other provisions.

Non-Current
Net Transfers in	1.4	—

Carrying amount at end of year	1.4	—

The carrying amount at the end of the year relates to the following business segments (as defined in Note 8):

Corporate

$1.4 million (2004 $ nil) of other provisions.

NOTE 22. NON-CURRENT PAYABLES

As at 30 June

Unsecured creditors:
Other creditors	0.7	13.2

TOTAL NON-CURRENT PAYABLES	0.7	13.2

NOTE 23. NON-CURRENT INTEREST BEARING LIABILITIES

As at 30 June

Nature of Borrowing		Maturity Date	Interest Rate	2005	2004
			% p.a.	$m	$m

Secured other loans	(1)
Canadian Dollars		02/01/2008	4.5	5.6	—
				5.6	—
Secured bank term loans	(1)
New Zealand Dollars					2.6
Thai Bhat		02/28/2007	6.4	3.7	6.4
				3.7	9.0
Total secured non-current borrowings				9.3	9.0
Unsecured bank term loans	(2)
Australian Dollars		10/30/2006	6.3	116.0	116.0
Euros		Jul-05	1.2 -2.6	101.2	7.3
Great British Pounds				—	128.2
New Zealand Dollars		03/31/2009	6.6	3.2	50.6
Swiss Francs		06/25/2008	1.08	28.7	—
United States Dollars		Jul -Aug 05	3.8	196.6	1.6
				445.7	303.7
Unsecured US$notes	(3)
United States Dollars		2009 - 2017	4.91 - 5.95	655.8	723.7
				655.8	723.7
Unsecured Eurobond	(4)
Euros		03/25/2011	4.25	554.5	612.0
				554.5	612.0
Unsecured other loans	(5)
Australian Dollars		08/24/2010	Nil	2.3	2.3
Euros		Jul-06	0 - 2.5	4.4	3.4
United States Dollars		Sep-06 - Dec-08	5.0 - 7.0	0.9	24.4
				7.6	30.1

Lease Liabilities				74.9	97.7
Total unsecured non-current borrowings				1,738.5	1,767.2

TOTAL NON-CURRENT BORROWINGS				1,747.8	1,776.2

Maturity Profile
Due within 1-2 years				135.8	88.8
Due within 2-3 years				324.4	126.4
Due within 3-4 years				11.7	134.1
Due within 4-5 years				53.9	15.7
Due after 5 years				1,223.9	1,413.5
BANK AND OTHER BORROWINGS - NON-CURRENT				1,749.7	1,778.5

(1)                                  Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $10.4 million (2004 $10.8 million).  The carrying value of the pledged property is $18.3 million (2004 $11.7 million).

(2)                                  Principally relates to bank borrowings in:

•                  Amcor Packaging (USA) Inc Group - A$116 million (2004 A$116 million) fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian dollars 103.9 million under a cross-currency and interest rate swap.

•                  Amcor Limited/Amcor UK Finance Limited - A$315.5 million (2004 A$128.2 million) drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008.  Drawings are in various currencies and bear interest at the applicable LIBOR rate plus a credit margin.  The entity is charged an annual commitment fee of 35 basis points paid quarterly.

(3)                                  Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market.  The notes have final bullet maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)                                  Represents EUR350 million Amcor Limited unsecured notes issued in the Eurobond market.  The notes mature in March 2011 and pay an annual coupon of 4.25%.  The discounted proceeds due to the issuer were EUR348.3 million, providing an effective annual interest yield of 4.33%.

Each long term debt facility is subject to standard terms and conditions of borrowing.  Events of default under which facility commitments may be withdrawn include non-payment, cross default, insolvency, material adverse effect, illegality or non-compliance with other obligations.

(5)                                  Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

NOTE 24. UNDATED SUBORDINATED CONVERTIBLE SECURITIES

As at 30 June

		2005	2004
		$m	$m

1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(13)	(1)	301.1	332.3

TOTAL UNDATED SUBORDINATED
CONVERTIBLE SECURITIES		301.1	332.3

(1)                                  Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion.  The market price at the date of conversion is the last bid price of the NASDAQ National Market on the date of conversion.  The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital.  Interest on these notes is payable semi-annually.

During the year ended 30 June 2005, 1,000 notes were converted to ordinary shares (2004 4,000).

NOTE 25. CONTRIBUTED EQUITY

As at 30 June

	2005	2004	2003
	$m	$m	$m
Issued and paid-up:
878,182,834 ordinary shares
(2004 877,949,796, 2003 848,223,877)	2,751.4	2,755.2	2,538.6

1,467,000 partly paid ordinary shares
(2004 1,792,000, 2003 2,267,000)	0.1	0.1	0.1

6,099,087 Perpetual Amcor Convertible
Reset Securities
(2004 6,099,087, 2003 6,099,087)	596.6	596.6	596.6

TOTAL CONTRIBUTED EQUITY	3,348.1	3,351.9	3,135.3

	2005		2004		2003
	No.		No.		No.
	‘000	$m	‘000	$m	‘000	$m
Fully Paid Ordinary Shares
Balance at beginning of year	877,950	2,755.2	848,224	2,538.6	822,601	2,376.1
Issue of shares under the employee share purchase plan	—	—	1,698	7.5	3,266	13.3
Issue of shares to employees in lieu of bonus payments	34	—	259	1.4	314	2.3
Exercise of options under the employee share / option plan	2,069	12.0	2,372	13.2	2,825	15.0
Calls on partly paid shares	325	2.1	475	3.3	640	4.6
Dividend Reinvestment Plan	—	—	11,339	94.7	13,935	112.7
Conversion of convertible securities	10	0.1	13,583	99.9	4,643	34.4
Share buy-back	(2,205)	(15.4)	—	—	—	—
Institutional equity placement costs	—	—	—	—	—	(16.1)
Employee share / option plan costs	—	(2.6)	—	(3.4)	—	(3.7)

Balance at end of year	878,183	2,751.4	877,950	2,755.2	848,224	2,538.6

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Partly Paid Ordinary Shares
Balance at beginning of year	1,792	0.1	2,267	0.1	2,907	0.1
Converted to fully paid ordinary shares	(325)	—	(475)	—	(640)	—

Balance at end of year	1,467	0.1	1,792	0.1	2,267	0.1

Authorised share capital – 1,000,000,000 ordinary shares (2004 1,000,000,000)

The partly paid ordinary shares comprise 1,035,000 (2004 1,215,000) shares paid to five cents and 432,000 (2004 577,000) shares paid to one cent under Employee Share / Option Plans.  The aggregate uncalled capital of $10.0 million (2004 $12.0 million) will be brought to account when these shares are fully paid.

On 19 April 2005, the company completed the on market buy-back of 2,205,000 fully paid ordinary shares, representing 0.25% of ordinary shares on issue on that date. The total consideration of shares bought back on market was $15,442,612, being an average, including incidental costs, of $7.00 per share. The consideration was allocated in the following proportions:

-	Share Capital	$15,427,185
-	Share buy-back costs expensed	$15,427

As at 30 June	2005		2004		2003
	No.		No.		No.
	‘000	$m	‘000	$m	‘000	$m

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS	4,000	389.2	4,000	389.2	4,000	389.2

PACRS2	2,099	207.4	2,099	207.4	2,099	207.4

Balance at end of year	6,099	596.6	6,099	596.6	6,099	596.6

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS2 at a coupon rate of 8.57% per annum which are fixed until the first reset dates - 30 April 2006 for PACRS and 30 April 2007 for PACRS2.

On reset dates holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount. The issuer may convert some or all of the outstanding PACRS on or before a reset date by giving at least 30 ASX business days, notice at any time in the six months before reset date. Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

NOTE 26. RESERVES

As at 30 June	2005	2004	2003
	$m	$m	$m

ASSET REVALUATION

Balance at beginning of year	136.9	144.4	144.4

Transfer to retained profits amounts now realised	(6.7)	(7.5)	—

Balance at end of year	130.2	136.9	144.4

EXCHANGE FLUCTUATIONS

Balance at beginning of year	(486.1)	(355.2)	(71.1)
Currency translation adjustments	(325.6)	(67.7)	(413.0)
Currency translation adjustments arising on designated hedges of net investments in self sustaining operations (before income tax)	236.9	3.3	181.9
Income tax effect of currency translation adjustments arising on hedges of net investments in self sustaining operations	(71.1)	(1.0)	(54.5)
Transfer to retained profits amounts now realised	4.8	(65.5)	1.5

Balance at end of year	(641.1)	(486.1)	(355.2)

TOTAL RESERVES	(510.9)	(349.2)	(210.8)

NOTE 27. RETAINED PROFITS

As at 30 June	2005	2004	2003
	$m	$m	$m

RETAINED PROFITS

Balance at beginning of year	1,614.3	1,515.3	1,348.6

Net profit attributable to members of the parent entity	173.2	345.7	361.3

Aggregate of amounts transferred from reserves	1.9	73.0	(1.5)

Net increase (decrease) in retained profits on the initial adoption of:

- Revised AASB 1028 ‘Employee Benefits’	—	—	(1.5)
- AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	—	101.5

Final dividend for 03/04 paid 29 September 2004:
- 16.0 cents per share 40% franked at 30% tax rate	(140.6)	(127.6)	(115.5)
Interim dividend for 04/05 paid 23 March 2005:
- 17.0 cents per share 28% franked at 30% tax rate	(149.6)	(139.7)	(125.3)

Distribution paid on PACRS:
- Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	(28.7)	(28.7)	(28.6)
Distribution accrued on PACRS:
- Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	(5.6)	(5.7)	(5.7)
Distribution paid on PACRS2:
- Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	(15.0)	(15.0)	(15.0)
Distribution accrued on PACRS2:
- Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	(3.0)	(3.0)	(3.0)

TOTAL RETAINED PROFITS	1,446.9	1,614.3	1,515.3

NOTE 28. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

As at 30 June

Share capital	64.1	64.3
Reserves	(14.7)	1.7
Retained profits	29.1	24.6

TOTAL OUTSIDE EQUITY INTERESTS	78.5	90.6

NOTE 29. TOTAL EQUITY RECONCILIATION

As at 30 June	2005	2004
	$m	$m

Total equity at beginning of year	4,707.6	4,635.8

Total changes in equity from non-owner related transactions attributable to members of the parent entity	13.4	208.3

Transactions with owners as owners:

Contributions of equity (Note 25)	(1.2)	220.0
Employee share plan costs (Note 25)	(2.6)	(3.4
Dividends and distributions (Note 27)	(342.5)	(319.7)

Total changes in outside equity interests (Note 28)	(12.1)	(105.4)

TOTAL EQUITY AT END OF YEAR	4,362.6	4,707.6

NOTE 30. ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Options and Forward Rate Agreements.

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice versa.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in self sustaining foreign operations.  Maturities of swap contracts are principally between one and two years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There were no forward rate agreements outstanding at year end (2004 Nil).

The consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2004 Nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

As at 30 June

	Floating	Fixed interest maturing in:			Non-		Weighted
	Interest	1 year or	Over 1 to 5	More than	interest		Average Interest
2005 $million	Rate	less	years	5 years	Bearing	Total	Rate

Financial Assets
Cash	210.8	—	—	—	—	210.8	1.41%
Receivables	19.0	—	—	—	1,738.5	1,757.5	2.97%
Other financial assets	—	—	—	—	48.4	48.4	—
	229.8	—	—	—	1,786.9	2,016.7	1.54%
Financial Liabilities
Payables	—	—	—	—	1,829.0	1,829.0	—
Bank and other loans	861.2	2.0	12.3	—	6.7	882.2	4.22%
Commercial paper	307.7	—	—	—	—	307.7	4.64%
US$ Notes	—	—	52.5	603.3	—	655.8	5.83%
Eurobond	—	—	—	554.5	—	554.5	4.25%
Leases	0.7	1.7	73.9	0.5	—	76.8	6.56%
Distributions payable	—	—	—	—	8.7	8.7	—
Employee entitlements	—	—	76.3	—	301.9	378.2	6.00%
	1,169.6	3.7	215.0	1,158.3	2,146.3	4,692.9	4.78%
Undated subordinated convertible securities	—	—	301.1	—	—	301.1	7.25%
	1,169.6	3.7	516.1	1,158.3	2,146.3	4,994.0	5.04%
Interest Rate Swaps
USD	(6.1)	—	6.1	—	—	—	7.65%
EUR	(480.0)	480.0	—	—	—	—	4.81%
AUD	480.0	(480.0)	—	—	—	—	(5.67)%
Total Swaps	(6.1)	—	6.1	—	—	—	4.90%

Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.77%
EUR	(607.3)	—	—	—	—	(607.3)	(2.05)%
AUD	116.0	—	—	—	—	116.0	6.37%
CAD	(116.0)	—	—	—	—	(116.0)	(3.40)%
	—	—	—	—	—	—	4.06%

	Floating	Fixed interest maturing in:			Non-		Weighted
	Interest	1 year or	Over 1 to 5	More than	interest		Average Interest
2004 $million	Rate	less	years	5 years	Bearing	Total	Rate

Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1,628.8	1,777.1	2.40%
Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ Notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
	1,020.8	4.6	146.6	1,400.8	2,018.4	4,591.2	4.35%

Undated subordinated convertible securities	—	—	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4,923.5	4.69%
Interest Rate Swaps
USD	(8.3)	—	8.3	—	—	—	7.65%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(8.3)	—	8.3	—	—	—	4.55%

Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.54%
EUR	(607.3)	—	—	—	—	(607.3)	(1.94)%
AUD	116.0	—	—	—	—	116.0	6.19%
CAD	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business as determined for treasury purposes.  The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the Statement of Financial Position from the inception of the hedge contract, not when the specific purchase or sale occurs.  At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2005	2004
	Weighted	Weighted	2005	2004
	Average	Average	Contract	Contract
	Rate	Rate	Amounts	Amounts
			$m	$m

Buy Contracts
0-12 months
CAD	0.94	—	1.0	—
CHF	0.91	0.82	1.2	12.4
DKK	4.70	4.26	14.5	16.1
EUR	0.60	0.56	50.2	141.1
GBP	0.40	0.38	8.4	80.1
JPY	76.54	75.10	3.4	0.1
NOK	—	4.75	—	0.7
NZD	1.09	1.13	0.9	4.9
SEK	5.80	5.26	13.2	13.3
USD	0.76	0.69	75.0	85.2
More than 12 months
EUR	0.61	0.59	2.5	2.2
NZD	—	1.30	—	77.2
USD	0.75	0.71	4.3	5.3

Sell Contracts
0-12 months
CHF	0.97	0.89	5.7	3.5
DKK	4.70	—	5.1	—
EUR	0.61	—	0.7	—
GBP	0.41	—	22.1	—
NOK	5.12	—	6.0	—
NZD	1.08	1.15	29.5	35.1
SEK	5.78	—	2.8	—
USD	0.76	0.69	28.7	49.2

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

	2005	2004	2005	2004
	Average Fixed	Average Fixed	Contract	Contract
	Price	Price	Amounts	Amounts
	(USD/tonne)	(USD/tonne)	A$m	A$m
Buy Contracts
0-12 months
ALU	1,828.3	1,576.9	29.4	17.0

Employee Share Plan Risk

In relation to the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited.  For all options granted or entitlements offered, the consolidated entity has hedged its exposure by entering into offsetting cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30 June:

			Average
2005 Equity Share Option	Expiry	Number of	Hedged
“American” Contracts (1)	Date	contracts	Price $

One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	01-Jul-07	280,000	7.40
	02-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	02-Aug-10	420,000	6.84
	01-Nov-12	517,000	8.20

			Average
		Number of	Hedged
Equity Share Swap Contracts	Vesting Date	contracts	Price $

Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

(1) “American” contracts can be exercised anytime up to and including the expiry date.

			Average
2004 Equity Share Option	Expiry	Number of	Hedged
“American” Contracts	Date	contracts	Price $

One year or less	15-Sep-04	40,000	6.47
	29-Jun-05	55,133	6.06
Over one to five years	12-Sep-05	200,000	6.47
	13-Sep-05	50,000	5.16
	29-Jun-06	55,132	6.06
	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	01-Jul-07	340,000	7.40
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
More than five years	24-Mar-10	450,000	7.87
	01-Nov-12	594,000	8.20

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

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost.  The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at 30 June 2005, the sum of all contracts with a positive replacement cost was $84.7 million (2004 $52.4 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
	2005	2005	2004	2004
	$m	$m	$m	$m
Financial Assets

Cash assets	210.8	210.8	131.0	131.0
Receivables	1,757.5	1,757.5	1,633.2	1,633.2
Other financial assets	48.4	91.7	12.9	12.9

Financial Liabilities

Payables	1,829.0	1,829.0	1,781.6	1,781.6
Bank and other loans	882.2	882.2	882.8	882.8
Commercial paper	307.7	307.7	186.3	186.3
US$Notes	655.8	655.8	723.7	723.7
Eurobond	554.5	578.0	612.0	592.2
Lease liabilities	76.8	76.8	99.9	99.9
Employee entitlements	378.1	378.1	315.5	315.5
Distributions payable	8.7	8.7	8.8	8.8
Undated subordinated convertible securities	301.1	316.2	332.3	345.6

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed below reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate or replace the contracts at their current market rates, as at the reporting date.  This is based on independent market quotations and determined using standard valuation techniques.  For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of derivative financial instruments held as at reporting date are:

	2005	2004
	$m	$m
Interest Rate Swaps	(9.2)	(20.3)
Cross Currency Swaps	83.1	35.1
Forward Foreign Exchange Contracts	(4.1)	12.2
Commodity Fixed Price Swaps	(1.6)	1.5
Equity Share Option Contracts	1.5	1.9
Equity Share Swap Contracts	(0.2)	—
	69.5	30.4

Non-recourse Receivables Securitisation Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitisation conduit which issued asset-backed commercial paper into organised markets.

The cost of the programme was included in the expenses from ordinary activities of the consolidated entity.

The programme limit was $190.1 million (2004 $210.0 million) and the balance of trade receivables sold at June 2005 was $157.8 million (2004 $197.9 million).

NOTE 31. CAPITAL EXPENDITURE COMMITMENTS

As at 30 June

	2005	2004
	$m	$m

Capital expenditure for plant and equipment contracted but not provided for and payable:
• Not later than one year	49.8	121.5
• Later than one year but not later than five years	2.9	—
TOTAL CAPITAL EXPENDITURE COMMITMENTS	52.7	121.5

NOTE 32. LEASE COMMITMENTS

As at 30 June

	2005	2004
	$m	$m
FINANCE LEASES
Lease expenditure contracted and provided for:
• Not later than one year	1.9	2.3
• Later that one year but not later than two years	6.0	15.8
• Later that two year but not later than three years	3.3	3.8
• Later that three year but not later than four years	3.8	2.8
• Later that four year but not later than five years	0.9	1.8
• Later than five years	60.9	73.5
Minimum lease payments	76.8	100.0
Less: Future finance charges	—	(0.1)
TOTAL FINANCE LEASE LIABILITY	76.8	99.9

Current lease liabilities - refer Note 19	1.9	2.2
Non-current lease liabilities - refer Note 23	74.9	97.7
	76.8	99.9

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term, the consolidated entity has the option to purchase the equipment at an agreed residual value.

OPERATING LEASES

Lease expenditure contracted but not provided for and payable:

• Not later than one year	150.3	123.0
• Later than one year but not later than two years	131.4	141.1
• Later than two years but not later than three years	115.6	96.4
• Later than three years but not later than four years	91.9	83.1
• Later than four years but not later than five years	73.3	66.7
• Later than five years	261.5	166.4
Less sub-lease rental income	(31.0)	(30.3)
TOTAL OPERATING LEASE COMMITMENTS	793.0	646.4

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

NOTE 33. OTHER EXPENDITURE COMMITMENTS

As at 30 June

Expenditure contracted but not provided for covering supplies and services to be provided:

• Not later than one year	58.7	25.8
• Later than one year but not later than two years	49.2	9.7
• Later than two years but not later than five years	58.7	18.1
• Later than five years	15.5	22.2
TOTAL OTHER EXPENDITURE COMMITMENTS	182.1	75.8

NOTE 34. CONTINGENT LIABILITIES

Details of other contingent liabilities, which although considered remote, directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                  Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•                  Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36(1).  No liabilities subject to the Deeds of Cross Guarantee at 30 June 2005 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Anti-Trust Investigations

The company received information in November 2004 that led it to believe that certain of its officers and employees appeared to have entered into, and given effect to, arrangements which constituted cartel conduct in the company’s corrugated box business in Australia and New Zealand in breach of competition laws.  The company immediately informed the Australian Competition and Consumer Commission (“ACCC”) and the New Zealand Commerce Commission (“NZCC”) of the information received and informed the ACCC and the NZCC that it would provide full cooperation in any investigations which the ACCC and/or NZCC undertook. The ACCC and the NZCC commenced investigations of these matters and the investigations are continuing.  The company has also initiated its own investigation.  These matters resulted in the resignation of the Managing Director of the company and the Managing Director, Amcor Australasia in December 2004.

The ACCC and NZCC investigations and the company’s internal investigation may continue for a considerable period of time.  While it is not possible at this stage to predict the outcome of these investigations, the conduct being investigated could result in the imposition of substantial civil pecuniary penalties under competition laws in Australia and New Zealand, claims by third parties, and loss of customers.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (“TPA”).

On 22 November, 2004, Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (“ACCC Leniency Policy”).

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

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties, who claim to have suffered loss or damage as a result of a contravention of the TPA, to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On 29 November, 2004 Amcor notified the NZCC that the company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on December 1, 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible at present to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and/or New Zealand.

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

•                  Second, at this stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of anti-trust laws may have occurred.  Based on the limited information which Amcor has received since it first became aware of the cartel conduct on 19 November, 2004, Amcor believes that cartel conduct may have occurred in Australia and in New Zealand for a number of years.  Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•                  Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy.  It is not possible at this stage of the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or in part, or of the financial impact if either of such applications is not successful.

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

Although it is not possible at present to establish a reasonable estimated range of either penalties or damages, there can be no assurance that any penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Refer Note 40(b) Events Subsequent to Reporting Date for an update of this contingent liability.

NOTE 35. EMPLOYEE BENEFITS

As at 30 June

	Note	2005	2004
		$m	$m

Aggregate liability for employee benefits, including on-costs:

Current
Other creditors and accruals		163.5	82.1
Employee benefits provision & directors’ retirement allowances	21	138.4	159.2
		301.9	241.3
Non-Current
Employee benefits provision & directors’ retirement allowances	21	76.3	74.2
		378.2	315.5

Employee numbers		27,243	29,100

Included in the above employee benefits of the company and the consolidated entity are provisions relating to directors’ retiring allowances. These provisions only relate to certain non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors.  Non-executive directors appointed after August 2003, do not participate in the directors’ retiring allowances plan.

EMPLOYEE SHARE PURCHASE PLAN (‘ESPP’)

In 1985 the consolidated entity established the ESPP.  The following sub plans are issued pursuant to this plan.

•                  Employee Incentive Share Plan (‘EISP’)

Under the EISP, shares have been offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months’ service.  The number of shares offered depended upon the Company’s increase in earnings per share.  It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; of more than 10%, an offer of 200 shares would be made.  This performance condition was chosen to assess the granting of the EISP shares because it is transparent and measurable against objective data.  A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan.  The Committee then recommended to the Board whether there was an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares have been issued at a 40% discount to the prevailing market price of Amcor Limited share but in 2004 this was amended to a 25% discount.  The subscription amount is funded by an interest-free loan from the Company with the exception of Senior Executives who are not provided with the loan facility.  Dividends of the shares are applied in repayment of the loan balance.  If the employee leaves the Company, the employee may repay the loan or the share shares are sold and the proceeds are applied to discharge the loan.  The employee is not liable for any deficiency upon such discharge.

•                  CEO Restricted Share Issue

During the year 34,058 ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.  Under the terms of the issue, following the resignation of the Managing Director/Chief Executive Officer in December 2004, the restricted shares were sold. The Managing Director/Chief Executive Officer was not entitled to any of the net sale proceeds.

•                  Senior Executive Retention Share Plan (‘SERSP’)

Under the SERSP, the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at the Board’s discretion.  The shares may not be disposed of by the employee for a restricted period of up to 5 years, unless the employee ceases employment 3 years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period for cause or poor performance.  The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

• tying the longer term interests of Senior Executives more closely to those of its shareholders,

• providing exposure for those Senior Executives to the Company’s development, and;

• providing an incentive for those Senior Executives to stay with the Company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

Details of the total movement in shares issued under the SERSP during the three years ended 30 June 2005 are shown in the table below.

	2005	Weighted average Exercise price	2004	Weighted average Exercise price	2003	Weighted average Exercise price

Outstanding at beginning of year	581,925	7.15	581,925	7.15	295,000	5.97
Granted	—	—	—	—	286,925	8.36
Exercised	(31,500)	7.51	—	—	—	—

Lapsed	—	—	—	—	—	—

Outstanding at end of year	550,425	7.15	581,925	7.15	581,925	7.15

EMPLOYEE SHARE/OPTION PLAN (‘ESOP’)

In 1985, the consolidated entity also established the Employee Share/Option Plan.  Under the ESOP, partly paid shares or options of the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.

The partly paid shares are issued at market price at the time of issue.  The call outstanding only becomes payable on termination, death or at the directors’ discretion.  These shares do not carry dividend entitlements unless determined otherwise by the directors.  Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Options granted under the ESOP may be issued upon such terms and subject to such conditions as the directors of the company determine at the time.  Options granted under the ESOP are exercisable at a price equal to the closing market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant.  The options are granted with performance hurdles established by the directors of Amcor Limited.

Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

They are issued for a term of up to ten years and the options cannot be transferred and are not quoted on the ASX.

For the majority of options issued in the years ended June 30, 2005 and June 30, 2004, executives and certain members of staff are generally only eligible to exercise the options if returns on average funds invested exceed targeted levels at the end of the financial reporting period in which the options were granted.  Returns on funds invested are defined as Earnings Before Interest Tax and Amortisation (‘EBITA’).

Details of the total movement in options issued under the ESOP during the three years ended June 30, 2005 are shown in the table below:

	2005	Weighted average Exercise price	2004	Weighted average Exercise price	2003	Weighted average Exercise price
Outstanding at beginning of year	23,865,420	7.18	21,542,850	6.89	9,909,350	5.6
Granted	5,921,500	6.84	6,409,500	7.81	14,439,878	7.46
Exercised	(2,069,000)	5.84	(2,372,412)	5.59	(2,824,378)	5.31

Lapsed/Cancelled	(8,616,955)	7.14	(1,696,518)	—	—	—

Outstanding at end of year	19,100,965	7.23	23,865,420	7.18	21,524,850	6.89

OTHER COMPENSATION PLANS

Entitlement plans are an alternative to the ESPP and the ESOP and are in place in countries where the company is unable to issue shares or options.  Participants are offered entitlements and over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the EBPP) all dividends paid on the shares during this time.

•                  Employee Bonus Payment Plan (‘EBPP’)

The EBPP is an equivalent to the EISP and enables the company to offer employees an equivalent plan where the share plan is unavailable in certain countries.  Under the EBPP participants were offered entitlements, which were equivalent to 60% of the weighted average price of Amcor shares, and over the period during which employees held their entitlements their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time.  The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares.  Employees were only able to convert their entitlements into a cash bonus payment when they left the company or three years had passed since the date on which entitlements were originally issued.

As the earnings per share performance hurdles were not met in 2003-04, no issues under EBPP were offered and the EBPP has been discontinued for the foreseeable future.

•                  Senior Executive Retention Payment Plan (‘SERPP’)

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in the SERPP. In these circumstances, instead of fully paid ordinary shares, are issued in part satisfaction of an employee’s remuneration for the relevant financial year.  The value of each Plan entitlement is linked to the performance of Amcor Limited shares (including the value of accrued dividends).  Plan entitlements may be converted into cash payment after the 5 year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time.  If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent.  The Committee reviews the recommendations and if approved makes a recommendation to the Board which finally determines whether the incentives are granted.  When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the Company and will encourage them to improve the long term performance of the Company and its returns to shareholders.  This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Details of entitlements issued during the three years ended June 30, 2005 are shown in the table below.

	2005	Weighted average Exercise price	2004	Weighted average Exercise price	2003	Weighted average Exercise price
Outstanding at beginning of year	108,000	7.15	130,000	7.32	80,000	6.74
Granted	—	—	8,000	8.77	50,000	8.25
Exercised	—	—	—	—	—	—

Lapsed	—	—	(30,000)	6.97	—	—

Outstanding at end of year	108,000	7.15	108,000	7.15	130,000	7.32

•                  Share Appreciation Option Plan

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met.  This plan closed in 1999.  Details of entitlements issued during the three years ended June 30, 2005 are shown in the table below.

	2005	Weighted average Exercise price(1)	2004	Weighted average Exercise price(1)	2003	Weighted average Exercise price(1)
Outstanding at beginning of year	40,000	6.47	73,600	5.63	73,600	5.63
Granted	—	—	—	—	—	—
Exercised	(40,000)	6.47	(33,600)	4.64	—	—

Lapsed	—	—	—	—	—	—

Outstanding at end of year	Nil	—	40,000	6.47	73,600	5.63

(1) The exercise price has been reduced by $1.22 to reflect the capital reduction arising from the PaperlinX demerger.

•                  Share Appreciation Entitlements

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements.  During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited Shares.  Details of entitlements issued during the three years ended June 30, 2005 are shown in the table below.

	2005	Weighted average Exercise price	2004	Weighted average Exercise price	2003	Weighted average Exercise price
Outstanding at beginning of year	810,265	6.76	915,398	6.18	615,398	5.68
Granted (1)	—	—	150,000	8.28	300,000	7.2
Exercised	(205,133)	5.68	(255,133)	5.58	—	—

Lapsed	—	—	—	—	—	—

Outstanding at end of year	605,132	7.12	810,265	6.76	915,398	6.18

(1) Entitlements were issued to an employee who took part of his bonus by way of entitlements under the SAE.  The number of entitlements issued was determined by an option price formula determined by the Hay Group.  During the period during which the employee holds his entitlements, their value will mirror the fluctuating value of Amcor Limited shares.  The employee is able to convert his entitlements to cash as they vest or when he leaves the consolidated entity.

•                  Phantom Options

Phantom options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above.  The phantom option plan operates in a manner similar to other option plans although no entitlements to actual shares or options exist. Details of entitlements issued during the three years ended June 30, 2005 are shown in the table below.

	2005	Weighted average Exercise price	2004	Weighted average Exercise price	2003	Weighted average Exercise price
Outstanding at beginning of year	1,384,000	7.9	1,235,000	7.94	—	—
Granted	455,000	6.84	480,000	7.88	1,235,000	7.94
Exercised	—	—	(68,800)	7.5	—	—

Lapsed	(227,650)	—	(262,200)	—	—	—

Outstanding at end of year	1,611,350	7.61	1,384,000	7.9	1,235,000	7.94

As described above, an employee share scheme has been established where the consolidated entity may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff fo the consolidated entity.  The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited.  The options are issued for up to a term of 10 years.  The options cannot be transferred and will not be quoted on the Australian Stock Exchange.

				Number of
				options at		Options			Number of options
	Exercise date		Exercise	beginning of	Options	lapsed /		Options	at end of year		Proceeds		Number of	Fair value
Grant date	on or after	Expiry date	price	year	granted	cancelled		exercised	On issue	Vested	received	Date issued	shares issued	per share
Consolidated - 2005

16-Sep-99	16-Sep-02	16-Sep-04	6.47	432,500				432,500			2,798,275	Various	432,500	7.30
08-Nov-99	08-Nov-99	08-Nov-04	5.43	100,000				100,000			543,000	Various	100,000	7.44
31-Jul-00	31-Jul-00	31-Jul-05	5.10	42,500				42,500			216,750	Various	42,500	7.55
18-Aug-00	01-Oct-01	01-Oct-05	5.67	1,000,000		1,000,000
18-Aug-00	01-Oct-02	01-Oct-05	5.67	1,000,000		1,000,000
18-Aug-00	01-Oct-03	01-Oct-05	5.67	1,000,000		1,000,000
14-Sep-00	14-Sep-03	14-Sep-05	5.16	570,000				204,000	366,000	366,000	1,052,640	Various	204,000	7.39
01-Oct-00	01-Oct-00	01-Oct-05	5.10	283,000				46,000	237,000	237,000	234,600	Various	46,000	7.43
15-Feb-01	15-Feb-01	15-Feb-06	5.24	100,000		100,000
13-Sep-01	13-Sep-04	13-Sep-06	6.02	1,282,500		65,000		490,000	727,500	727,500	2,949,800	Various	490,000	7.43
01-Oct-01	01-Oct-01	01-Oct-06	6.03	100,000					100,000	100,000
01-Oct-01	01-Oct-01	01-Oct-05	5.10	608,000				144,000	464,000	464,000	734,400	Various	144,000	7.37
01-Oct-01	01-Oct-01	01-Oct-05	6.62	50,000				50,000			331,000	Various	50,000	7.83
01-Oct-01	01-Oct-01	01-Oct-05	5.30	10,000				10,000			53,000	Various	10,000	7.62
01-Oct-01	01-Oct-01	01-Oct-05	5.24	40,000		40,000
14-Aug-02	01-Oct-04	30-Sep-08	8.20	1,000,000		1,000,000
14-Aug-02	01-Oct-05	30-Sep-08	8.20	1,000,000		1,000,000
14-Aug-02	01-Oct-06	30-Sep-08	8.20	1,000,000		1,000,000
01-Oct-02	01-Oct-02	01-Oct-05	5.10	946,000				270,000	676,000	676,000	1,377,000	Various	270,000	7.36
01-Oct-02	01-Oct-02	01-Oct-05	6.62	50,000				50,000			331,000	Various	50,000	7.83
01-Oct-02	01-Oct-02	01-Oct-05	5.30	10,000				10,000			53,000	Various	10,000	7.62
01-Oct-02	01-Oct-02	01-Oct-05	5.24	40,000		40,000
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000					100,000	100,000
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000					40,000	40,000
01-Oct-03	01-Oct-03	01-Oct-06	6.03	180,000				80,000	100,000	100,000	482,400	Various	80,000	6.85
01-Oct-03	01-Oct-03	01-Oct-07	7.25	40,000					40,000	40,000
01-Nov-02	01-Nov-05	01-Nov-12	8.20	4,577,320		658,240			3,919,080
13-Oct-03	01-Nov-05	01-Nov-12	8.20	145,200		26,400			118,800
20-Oct-03	01-Nov-05	01-Nov-12	8.20	26,400					26,400
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000					100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	7.40	892,500		60,000		60,000	772,500	772,500	444,000	Various	60,000	7.73
01-Nov-02	30-Sep-04	01-Jul-07	7.40	945,000		60,000		80,000	805,000	805,000	592,000	Various	80,000	7.73
23-Mar-04	23-Mar-07	23-Mar-10	7.87	671,000		189,510			481,490
24-Mar-04	24-Mar-07	24-Mar-10	7.87	5,263,500		1,102,305			4,161,195
31-May-04	24-Mar-07	24-Mar-10	7.87	20,000		2,200			17,800
02-Aug-04	02-Aug-07	02-Aug-10	6.84		5,861,500	273,300			5,588,200
02-May-05	02-Aug-07	02-Aug-10	6.84		60,000				60,000
				23,865,420	5,921,500	8,616,955	*	2,069,000	19,100,965	4,728,000	$12,192,865		2,069,000

* Includes lapsed / cancelled options related to a former director – refer Note 38

The fair value of each option is estimated on the date of grant, using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in the year to 30 June 2005, 30 June 2004, and 30 June 2003:

	2005	2004	2003

Dividend yield (%)	4.7	3.9	3.4
Expected volatility (%)	20.0	20.0	20.0
Historical volatility (%)	20.0	20.0	20.0
Risk-free interest rate (%)	5.6	5.1	5.3
Expected life of option (years)	5.0	4.9	5.7

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

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

	Number of		Vesting	Fair value
	options	Grant date	date	$/option

Issues up to 30 June 2004
	1,217,500	13-Sep-01	13-Sep-04	1.34
	3,919,080	01-Nov-02	01-Nov-05	2.00
	100,000	01-Nov-02	30-Sep-04	1.80
	885,000	01-Nov-02	30-Sep-04	1.76
	118,800	13-Oct-03	01-Nov-05	2.43
	26,400	20-Oct-03	01-Nov-05	2.58
	481,490	23-Mar-04	23-Mar-07	1.27
	4,161,195	24-Mar-04	24-Mar-07	1.27
	17,800	31-May-04	24-Mar-07	0.74

Issues in the year to 30 June 2005
	5,588,200	02-Aug-04	02-Aug-07	1.03
	60,000	02-May-05	02-Aug-07	0.73

	16,575,465	2005 weighted average		1.03

Currently these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $4.6 million for the 2005 financial year (2004 $8.0 million).

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

Industry / Union Plans

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

The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements.  The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time beyond those amounts that are already accrued.  The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

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

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 “Employee Benefits”.  All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets, net of liabilities other than accrued benefits (funds assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

		Fund
		Assets at
		Net		Accrued		Vested
	Reporting	Market	Accrued	Surplus/	Vested	Surplus/
Defined Benefit Funds as at 30 June 2005	Date	Value	Benefits	(Deficit)	Benefits	(Deficit)
		$m	$m	$m	$m	$m
			(3)	(4)	(5)
Amcor Limited

• Amcor Superannuation Fund (1)
- June 2003 by W R Aitchison FIA, FIAA	30/06/2004	602.1	650.2	(48.1)	646.4	(44.3)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan
- April 2004 by J Porteus FFA	30/06/2005	215.0	307.3	(92.3)	278.7	(63.7)
• Amcor New Zealand Super Fund
- June 2003 by J Spooner Bsc, FIA, FNZSA	30/06/2005	32.1	33.5	(1.4)	28.4	3.7
• Amcor PET Packaging UK Limited Pension Plan
- January 2004 by D Piltz FIA	30/06/2005	24.5	27.9	(3.4)	22.9	1.6
• Amcor PET Packaging Pension Plan USA
- January 2003 by Mercer Human Resource Consulting	30/06/2005	21.1	25.5	(4.4)	21.3	(0.2)
• Amcor Rentsch / Poly Laupen
- June 2003 by M Schreiber	30/06/2005	66.6	77.3	(10.7)	61.7	4.9
• Amcor Twinpak Americas Inc Pension Plan for salaried employees	30/06/2005	16.1	22.3	(6.2)	17.9	(1.8)
- June 2003 by Avalon Consulting
• Other funds (2)	30/06/2005	43.7	71.5	(27.8)	57.3	(13.6)
		1,021.2	1,215.5	(194.3)	1,134.6	(113.4)

		Fund
		Assets at
		Net		Accrued		Vested
	Reporting	Market	Accrued	Surplus /	Vested	Surplus/
Defined Benefit Funds as at 30 June 2004	Date	Value	Benefits	(Deficit)	Benefits	(Deficit)
		$m	$m	$m	$m	$m

Amcor Limited

• Amcor Superannuation Fund (1)
- June 2003 by W R Aitchison FIA, FIAA	30-Jun-03	511.8	560.2	(48.4)	556.9	(45.1)

Controlled Entities

• Amcor Flexibles (UK) Pension Plan
- April 2004 by J Porteus FFA	30-Jun-04	200.2	259.9	(59.7)	244.3	(44.1)
• Amcor New Zealand Super Fund
- June 2003 by J Spooner Bsc, FIA, FNZSA	30-Jun-04	30.1	30.8	(0.7)	23.9	6.2
• Amcor PET Packaging UK Limited Pension Plan
- January 2004 by D Piltz FIA	30-Jun-04	21.9	30.8	(8.9)	20.6	1.3
• Amcor PET Packaging Pension Plan USA
- January 2003 by Mercer Human Resource Consulting	30-Jun-04	17.6	20.3	(2.7)	16.5	1.1
• Amcor Rentsch / Poly Laupen
- June 2003 by M Schreiber	30-Jun-04	70.8	76.0	(5.2)	69.2	1.6
• Amcor Twinpak Americas Inc Pension Plan for salaried employees
- June 2003 by Avalon Consulting	30-Jun-04	16.2	20.1	(3.9)	14.8	1.4
• Other funds (2)	30-Jun-04	48.6	66.6	(18.0)	51.3	(2.7)
		917.2	1,064.7	(147.5)	997.5	(80.3)

(1)   The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at 30 June 2005 was $41.0 million compared with $40.0 million at 30 June 2004.

(2)  Other funds comprise the following (including details of the latest actuarial valuation):

Amcor PET Packaging Canada Inc Plan for hourly paid employees - January 2005 by C Tomev FSA FCIA

Amcor Pet Packaging Canada Inc Pension Plan and supplemental plan for executive employees - January 2005 by C Tomev FSA FCIA

Amcor Gent Plan Belgium -  June 2005 by C Landrain, Actuary

Amcor Halen Plan Belgium - June 2005 by C Landrain, Actuary

Amcor Brussels Plan Belgium - June 2005 by C Landrain, Actuary

Amcor Flexibles Envi Netherlands - June 2005 by R van Pel, Actuary

Amcor Flexibles Haarlem Netherlands - June 2005 by R van Pel, Actuary

Amcor Flexibles Drammen Norway - June 2005 by V Pekon AS

Amcor PET Packaging Belgium - June 2003 by AON

Amcor PET Packaging Iberia S A - June 2005 by AON

(3)  Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)  The aggregate deficit of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $194.3 million (2004 $147.5 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2005 but does represent the most up-to-date information which it has been possible to obtain. It should be noted that as at 30 June 2005 an amount of $55.1 million (2004 $58.5 million) was provided for and recognised in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)  Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

During the year the consolidated entity made employer contributions of $52.2 million (2004 $53.8 million) to Defined Benefit Funds. Employer contributions by the company to Defined Benefit Funds during the year totalled $27.2 million (2004 $30.0 million).

PENSIONS

	For the Years Ended June 30 (in millions of A$)
	2005	2004	2003
		Restated	Restated
Employer contributions made by the consolidated entity to Defined Benefit Funds during the year	42.7	45.4	43.5

Employer contributions made by the consolidated entity to Accumulation Funds during the year	9.5	8.4	4.1

Details of the funded status of domestic and foreign defined benefit pension plans and of the net periodic pension cost as prepared by consulting actuaries, are set out below in accordance with SFAS 132R.  While not related to Australian GAAP the details support the reconciliation to US GAAP set out in Note 41.

	For the Year Ended 30 June (in millions of A$)
	Domestic		Foreign
	2005	2004	2005	2004
				Restated
Change in benefit obligation
Benefit obligation at beginning of year	236.1	222.4	587.9	533.4
Foreign currency exchange variation	—	—	(54.4)	17.7
Service cost	16.8	17.5	26.4	21.6
Interest cost	15.6	13.3	29.8	27.7
Plan participants’ contributions	2.5	2.9	10.4	9.9
Actuarial (gain)/loss	12.4	8.9	101.2	(0.5)
Expenses (including tax)	(3.2)	(3.5)	(2.4)	(0.4)
Benefits paid from plan assets	(4.1)	(25.4)	(24.9)	(20.4)
Benefits paid directly by consolidated entity	—	—	(1.7)	(1.1)
Settlement	(39.6)	—	(8.1)	—

Estimated benefit obligation at end of year	236.5	236.1	664.2	587.9

Change in plan assets
Fair value of plan assets at beginning of year	208.7	184.3	402.1	347.6
Exchange rate adjustment	—	—	(30.8)	13.2
Expected return on plan assets	13.7	13.0	25.0	22.4
Actuarial gain/(loss)	10.7	16.3	22.8	5.7
Consolidated entity contribution	18.2	21.1	24.1	24.1
Plan participants’ contributions	2.5	2.9	10.4	9.9
Benefits paid from plan assets	(4.1)	(25.4)	(24.9)	(20.4)
Expenses	(3.2)	(3.5)	(2.4)	(0.4)
Settlement	(39.6)	—	(7.1)	—

Fair value of plan assets at end of year	206.9	208.7	419.2	402.1

Reconciliation of Funded Status

Funded status	(29.6)	(27.4)	(245.0)	(185.8)
Unrecognized net actuarial loss	68.1	83.1	153.4	87.0
Unrecognized prior service cost	0.4	1.1	0.6	—
Unrecognized net transition obligation	—	—	11.5	13.7
Net amount recognised	38.9	56.8	(79.5)	(85.1)
Adjustment to recognise minimum liability	—	—	(114.3)	(64.5)
Prepaid/(accrued) benefit cost	38.9	56.8	(193.8)	(149.6)

	For the Year Ended 30 June (in millions of A$)
	Domestic			Foreign
	2005	2004	2003	2005	2004	2003
					Restated	Restated
Net periodic pension cost included the following components:
Service cost	16.8	17.5	15.6	26.4	21.6	19.9
Interest cost	15.6	13.3	13.0	29.8	27.7	25.9
Expected return on plan assets	(13.7)	(13.0)	(13.5)	(25.0)	(22.4)	(22.4)
Recognized net actuarial loss	5.0	7.5	5.7	3.3	4.4	0.7
Net amortization and deferral costs	0.7	(1.7)	(4.0)	0.3	1.1	1.9
Termination benefit arising due to settlement/disposal of business (as required under SFAS 88)	11.7	—	—	(1.2)	1.0	5.3
	36.1	23.6	16.8	33.6	33.4	31.3
Weighted average assumptions used to determine net periodic cost as at June 30:
Discount rate	6.8%	5.8%	6.5%	5.3%	5.1%	5.9%
Rate of increase in future salary levels	5.0%	3.5%	3.5%	3.4%	3.4%	3.9%
Expected long-term rate of return on assets	7.0%	7.0%	7.5%	6.0%	6.2%	6.9%

Weighted average assumptions used to determine benefit obligations as at June 30:
Discount rate	6.0%	6.8%	5.8%	4.7%	5.3%	5.1%
Rate of increase in future salary levels	4.5%	5.0%	3.5%	3.4%	3.4%	3.4%

Notes:

(1)          Reconciliation of Funded Status

	For the Year Ended 30 June (in millions of A$)
	Domestic		Foreign
	2005	2004	2005	2004
				Restated
Funded status	(29.6)	(27.4)	(245.0)	(185.8)
Unrecognized net actuarial loss	68.1	83.1	153.4	87.0
Unrecognized prior service cost	0.4	1.1	0.6	—
Unrecognized net transition obligation	—	—	11.5	13.7

Net amount recognised	38.9	56.8	(79.5)	(85.1)
Amounts recognized in the balance sheet consist of:
Prepaid/(accrued) benefit cost	38.9	56.8	(193.8)	(149.6)
Intangible assets	—	—	9.7	9.3
Accumulated other comprehensive income	—	—	104.6	55.2

Net amount recognised	38.9	56.8	(79.5)	(85.1)

(2)          Additional information for pension plans with accumulated benefit obligations in excess of plan assets at June 30, 2005, June 30, 2004 and June 30, 2003

	2005	2004	2003
		Restated	Restated
	$m	$m	$m
Projected benefit obligation	591.0	438.9	386.1
Accumulated benefit obligation	533.0	388.3	319.5
Fair value of plan assets	344.3	264.5	202.9

All domestic plans have plan assets which exceed the accumulated benefit obligations.

(3)          Allocation of assets

		Domestic	Foreign
	Benchmark	2005	2005
Plan Assets at end of Year
Weighted Average of Fair Value of Assets by:
Equity securities	53.0%	67.0%	49.0%
Debt securities	38.0%	22.0%	43.0%
Real estate	2.0%	—	3.0%
Other	6.0%	11.0%	5.0%
Total	100.0%	100.0%	100.0%

(4)          Accumulated benefit obligation

The accumulated benefit obligation for all domestic defined benefit pension plans at June 30, 2005 was $178.2 million (2004 $181.3 million).

The accumulated benefit obligation for all foreign defined benefit pension plans at June 30, 2005 was $602.3 million (2004 $518.3 million).

(5)          Movement in other comprehensive income

The increase in the minimum liability included in other comprehensive income for the years ended June 30, 2005 and June 30, 2004 were $49.4 million and $9.8 million respectively.

(6)          Estimated future benefit payments

	Domestic	Foreign
Fiscal year ending:
30 June 2006	23.1	18.3
30 June 2007	21.2	18.9
30 June 2008	22.3	19.1
30 June 2009	23.5	20.7
30 June 2010	24.3	22.1
Next 5 years	133.5	128.4
Total	247.9	227.5

(7)          Estimated future contributions

Employer contributions to defined benefit funds during the fiscal year ending June 30, 2006 are expected to total $45.1 million for domestic plans and $27.5 million for foreign plans.

(8)          Expected return on asset assumption

The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class.  The returns used for each class are net of tax and investment fees.

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

NON PENSIONS

Details of the funded status of foreign defined benefit non-pension post-employment plans and of the net periodic pension cost as prepared by consulting actuaries, are set out below in accordance with SFAS 132R.  While not related to Australian GAAP the details support the reconciliation to US GAAP set out in Note 41.

	For the Year Ended 30 June
	(in millions of A$)
	Foreign
	2005	2004 Restated
Change in benefit obligation
Benefit obligation at beginning of year	26.1	23.8
Foreign currency exchange variation	(2.0)	(0.2)
Service cost	3.0	1.2
Interest cost	1.5	1.2
Plan participants’ contributions	—	—
Acquisitions	—	—
Actuarial (gain)/loss	6.3	1.4
Transfers	—	—
Expenses (including tax)	—	—
Benefits paid from plan assets	(0.2)	(0.2)
Benefits paid directly by consolidated entity	(1.2)	(1.1)
Estimated benefit obligation at end of year	33.5	26.1

Change in plan assets
Fair value of plan assets at beginning of year	—	—
Exchange rate adjustment	—	—
Actual return on plan assets	—	—
Transfers	—	—
Consolidated entity contribution	0.4	0.2
Plan participants’ contributions	—	—
Benefits paid from plan assets	(0.2)	(0.2)
Expenses	—	—
Acquisitions	—	—
Fair value of plan assets at end of year	0.2	—

Reconciliation of Funded Status
Funded status	(33.3)	(26.1)
Unrecognized net actuarial loss	10.2	4.4
Unrecognized prior service cost	—	—
Unrecognized net transition obligation	3.9	4.2
Net amount recognised	(0.9)	(0.1)

Prepaid/(accrued) benefit cost	(20.1)	(17.6)

	For the Year Ended 30 June
	(in millions of A$)
	Foreign
	2005	2004 Restated	2003 Restated
Net periodic pension cost included the following components:
Service cost	3.0	1.2	1.0
Interest cost	1.5	1.2	1.1
Expected return on plan assets	—	—	—
Recognized net actuarial loss	0.1	0.1	—
Net amortization and deferral costs	0.3	0.3	0.3
Termination benefit arising due to settlement/disposal of business (as required under SFAS 88)	—	—	0.1
	4.9	2.8	2.5
Weighted average assumptions used to determine net periodic cost as at June 30:
Discount rate	5.8%	5.4%	5.4%
Rate of increase in future salary levels	0.6%	0.7%	1.0%
Expected long-term rate of return on assets	NIA	NIA	NIA

Weighted average assumptions used to determine benefit obligations as at June 30:
Discount rate	4.9%	5.8%	5.4%
Rate of increase in future salary levels	0.5%	0.6%	0.7%

Notes:

(10)    Reconciliation of Funded Status

	For the Year Ended 30 June
	(in millions of A$)
	Foreign
	2005	2004 Restated
Funded status	(33.3)	(26.1)
Unrecognized net actuarial loss	10.2	4.4
Unrecognized prior service cost	—	—
Unrecognized net transition obligation	3.9	4.2

Net amount recognised	(19.2)	(17.5)
Amounts recognized in the balance sheet consist of:
Prepaid/(accrued) benefit cost	(20.1)	(17.6)
Intangible assets	—	0.1
Accumulated other comprehensive income	0.9	—
Outside equity interest	—	—

Net amount recognised	(19.2)	(17.5)

(11)    Additional information for defined benefit non-pension post-employment plans with accumulated benefit obligations in excess of plan assets at June 30, 2005, June 30, 2004 and June 30, 2003

	2005	2004 Restated	2003 Restated
	$m	$m	$m
Projected benefit obligation	33.6	26.1	35.0
Accumulated benefit obligation	32.8	36.2	33.8
Fair value of plan assets	0.2	—	—

(12)    Allocation of assets

Plan assets represent $0.2 million.

(13)    Accumulated benefit obligation

The accumulated benefit obligation for defined benefit non-pension post-employment plans at June 30, 2005 was $32.8 million (2004 $36.2 million).

(14)    Movement in other comprehensive income

The increase in the minimum liability included in other comprehensive income for the years ended June 30, 2005 and June 30, 2004 were $0.9 million and nil million respectively.

(15)    Estimated future benefit payments

Fiscal year ending:	Foreign
30 June 2006	1.4
30 June 2007	1.7
30 June 2008	1.1
30 June 2009	1.3
30 June 2010	1.4
Next 5 years	8.2
Total	15.1

(16)    Estimated future contributions

Employer contributions for defined benefit non-pension liabilities during the fiscal year ending June 30, 2005 are expected to total $0.3 million for foreign plans.

(17)    Effects of Changes in Assumed Medical Cost Trend Rates

A 1% decrease in medical cost trend rates would be expected to reduce service and interest cost component and the value of the defined benefit obligation by $0.5m and $4.3m respectively.  A 1% increase in medical cost trend rates would be expected to increase service and interest cost components and the value of the defined benefit obligation by $0.6m and $5.1m respectively.

NOTE 36. AMCOR’S CONTROLLED ENTITIES

			Percentage
			Held by Direct
As at 30 June	Note	Country of Incorporation	Parent Entity

Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor White Cap Austria GmbH		Austria	5%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor PET Packaging de Argentina S.A.		Argentina	5.31%
Amcor PET Packaging de Colombia S.A.		Colombia	9.4%
Amcor Insurances Pte. Ltd. (Singapore)		Singapore	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Component Limited		New Zealand	50%
Amcor Packaging (USA) Inc		United States of America	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor Flexibles Healthcare Inc		United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	90%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	10%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Frantis Manufacturing Company Inc		United States of America	100%
Just in Time Inc		United States of America	100%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Zetco Inc		United States of America	100%
KDS Packaging & Printing Inc		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Plastube Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor SPV, Inc		United States of America	100%
Amcor White Cap Inc		United States of America	100%
Amcor White Cap International Inc		United States of America	100%
Amcor White Cap de Venezuela SA		Venezuela	63%
Amcor PET Packaging USA, Inc		United States of America	100%
PET Products International del Peru		Peru	100%
PET Products International del Peru, a Venezuelan branch		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%
Amcor PET Packaging de Colombia S.A.		Colombia	0.94%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
AMB Packaging Pte Ltd		Singapore	100%
Ace Packaging Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging (Malaysia) Sdn Bhd		Malaysia	99.93%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor Flexibles (Zhongshan) Co Ltd		China	100%
PT Amcor Indonesia		Indonesia	100%
Amcor White Cap Shanghai Ltd		China	100%
Amcor White Cap South East Asia Inc		Philippines	100%
Amcor White Cap Properties Inc		Philippines	39.34%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor White Cap Investments Inc		Philippines	40%
Amcor White Cap Properties Inc		Philippines	59.51%
Amcor Flexibles Singapore Pte Ltd	(4)	Singapore	100%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	49%
Amcor Fibre Packaging Asia Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Interpac Containers (PRC) Ltd		Hong Kong	100%
Amcor Interpac Containers (Guangdong) Ltd		China	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Leigh Mardon Pacific Packaging Pte Ltd		Singapore	100%
Beijing Leigh-Mardon Pacific Packaging Co Ltd		China	83%
Qingdao Leigh-Mardon Packaging Co Ltd		China	60%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
St Regis Bates (Singapore) Pte Ltd		Singapore	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	2%
Amcor PET Packaging de Mexico S.A. de C.V		Mexico	100%
Amcor Plastic Containers de Mexico S.A. de C.V.		Mexico	100%
Amcor PET Packaging de Argentina S.A.		Argentina	94.69%
Amcor PET Packaging Asia Pvt. Ltd.		India	100%
Amcor PET Packaging del Peru S.A.		Peru	61%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor PET Packaging de Colombia S.A.		Colombia	89.66%
Uruguay Preform SRL		Uruguay	100%
Torrenoble S.A.		Uruguay	100%
Vinisa Fueguina S.A.		Argentina	100%
Amcor PET Packaging de Honduras S.A.		Honduras	100%
Amcor PET Packaging del Ecuador S.A.		Ecuador	51%
Amcor PET Packaging de Puerto Rico, Inc.	(5)	Puerto Rico	100%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN089523919 CCC Pty Ltd	(1), (4), (8)	Australia	100%
ACN 002693843 Box Pty Ltd	(1)	Australia	100%
PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1), (8)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Canada Inc	(5)	Canada	100%
Bericap Inc		Canada	51%
Twinpak Atlantic Inc		Canada	73.75%
Amcor White Cap do Brasil Ltda		Brazil	100%
Injepet Embalagens Ltda		Brazil	100%
Amcor PET Holdings do Brasil Ltda	(4), (5)	Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	95.8%
Injepet Embalagens da Amazonia SA		Brazil	4.12%
Amcor USA LLC	(5)	United States of America	100%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Finance Europe		Ireland	100%
Amcor Europe LLP		Australia	1%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	28.2%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor White Cap Polska Sp z.o.o.		Poland	98.72%
Amcor Flexibles Polska Sp z.o.o.		Poland	100%
Amcor PET Packaging Polska Sp z.o.o.		Poland	100%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Rentsch AG		Switzerland	100%
Poly Laupen AG		Switzerland	100%
Rentsch Grafica SA (RP.G)		Portugal	4.8%
Rentsch Grafica SA (RP.G)		Portugal	95.2%
Strabo BV		Netherlands	100%
Dravik BV		Netherlands	100%
Amcor Services No. 2		United Kingdom	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Cardimat BV		Netherlands	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor White Cap Nederland B.V		Netherlands	100%
Amcor White Cap Belgium		Belgium	100%
Amcor Italia S.r.l.		Italy	100%
Amcor White Cap Nordiska AB		Sweden	100%
Amcor Ambalaj Sanayive Ticaret A.S.		Turkey	100%
Amcor Magyaroszag Csomagolastechnikas Korlatolt Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Ukraine LLC		Ukraine	98.5%
Amcor White Cap UK Limited		United Kingdom	100%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor PET Packaging Iberia S.A.		Spain	100%
Amcor White Cap Espana S.L.		Spain	100%
Amcor PET Packaging Maroc S.A.R.L.		Morocco	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging de Venezuela S.A.		Venezuela	61%
Amcor White Cap Holdings Polska Sp z.o.o.		Poland	100%
Amcor PET Packaging Holdings Polska Sp z.o.o.		Poland	100%
Amcor PET Packaging Europe N.V./S.A.		Belgium	98.4%
Amcor Holding		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor Holding No. 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor International SAS		France	100%
Amcor Rentsch France SAS	(4)	France	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor White Cap France S.A.S.		France	100%
Amcor PET Packaging France S.A.S		France	100%
Amcor PET Recycling France S.A.S.		France	100%
Amcor France Holding No. 1		France	100%
Amcor France Holding No. 2		France	100%
Amcor Polska Spolka z.o.o		Poland	100%
Containers Packaging (Europe)	(4)	United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor Investments Germany Ltd	(4)	United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor Rentsch GmbH		Germany	100%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor White Cap Deutschland GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
AFP (Europe)	(4)	United Kingdom	100%
Amcor Flexibles Novgorod	(5)	Russia	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling	(4)	United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance	(4)	United Kingdom	100%
Amcor Flexibles A/S		Denmark	71.8%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Sverige AB		Sweden	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Schupbach AG		Switzerland	100%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Netherlands	100%
Amcor Flexibles Envi B.V.		Netherlands	100%
Amcor Flexibles Hapece B.V.		Netherlands	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY		Finland	50%
ZAO Akerlund & Rausing MO W		Russia	100%
Akerlund & Rausing SA (In Liq.)		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Europa Sur, S.A.		Spain	100%
Grupo Amcor Flexibles Hispania SA		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles Puerto Rico Inc.		Puerto Rico	100%
Anfor Investments Pty Ltd	(1)	Australia	100%

Entities No Longer Controlled Since 30 June 2004	Notes

Rentsch Dublin Ltd	(3)
Amcor Flexibles Transflex	(4) (6)
Amcor Flexibles Syston	(4) (6)
Prestige Packaging	(4) (6)
Amcor Europe GmbH & Co. KG	(6)
Twinpak Packaging Inc	(6)
Sopra da Amazonia Ltda.	(6)
Amcor PET Americas Inc	(6)
Amcor PET Packaging Colombia Holding Ltd	(6)
Amcor Finance Netherlands B.V.	(6)
Amcor Europe	(6)
Amcor Finland OY	(6)
Cenflex BV	(6)
Amcor Flexibles Celcon BV	(6)
Sidlaw International Holdings Ltd	(6)
S & R Gravure Ltd	(6)
Amcor Twinpak Americas Inc	(7)
Morisa GmbH & Co KG	(7)
SBG Participacoes E Empreendimentos SA (Injepet)	(7)
Amcor Specialty Packaging Americas Inc	(7)
Braspet Industria e Comercio de Embalagens Plastica Ltda Brazil	(7)
Ryco Dies Ltd	(7)
Amcor Flexibles Inc	(7)

(1)           Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee.  The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001.  If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full.  These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position comprising Amcor Limited and wholly-owned subsidiaries which are party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June are set out below:

STATEMENT OF FINANCIAL PERFORMANCE

		(1)
	2005	2004	2003
	$ m	$ m

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	161.1	299.3	350.8
Income tax expense (i)	(4.3)	(44.9)	(60.9)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX	156.8	254.4	289.9

RETAINED PROFITS AT BEGINNING OF YEAR	1,319.3	1,287.2	1,130.1

Net effect of initial adoption of:
AASB 1028 ‘Employee Benefits’	—	—	(1.5)
AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’	—	—	104.4
Aggregate of amounts transferred (ii)	(0.9)	36.0	79.0
Amounts transferred from reserves	0.3	8.7	—
	1,475.5	1,586.3	1,601.9
Dividends recognised during the year	(290.2)	(267.0)	(240.8)
RETAINED PROFITS AT END OF YEAR	1,185.3	1,319.3	1,361.1

(i) Includes a tax benefit of $32.9 million on asset impairments in Australasia.

(ii) Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

STATEMENT OF FINANCIAL POSITION

		(1)
	2005	2004
	$ m	$ m
CURRENT ASSETS
Cash assets	7.0	8.7
Receivables	3,001.0	4,255.3
Inventories	360.8	342.6
TOTAL CURRENT ASSETS	3,368.8	4,606.6

NON-CURRENT ASSETS
Receivables	69.7	77.8
Investments	4,096.1	3,767.1
Property, plant and equipment	1,523.5	1,556.0
Intangibles	108.2	122.1
Deferred tax assets	150.7	166.9
Other	45.9	36.8
TOTAL NON-CURRENT ASSETS	5,994.1	5,726.7

TOTAL ASSETS	9,362.9	10,333.3

CURRENT LIABILITIES
Payables	382.4	174.1
Interest bearing liabilities	2,861.3	3,507.2
Current tax liabilities	62.3	62.9
Provisions	141.3	146.4
TOTAL CURRENT LIABILITIES	3,447.3	3,890.6

NON-CURRENT LIABILITIES
Payables	—	0.1
Interest bearing liabilities	1,278.2	1,516.7
Deferred tax liabilities	299.0	368.6
Provisions	20.3	21.6
Undated subordinated convertible securities	301.1	332.3
TOTAL NON-CURRENT LIABILITIES	1,898.6	2,239.3

TOTAL LIABILITIES	5,345.9	6,129.9
NET ASSETS	4,017.0	4,203.4

EQUITY
Contributed equity	2,751.5	2,755.3
Reserves	80.2	128.8
Retained profits	1,185.3	1,319.3
TOTAL EQUITY	4,017.0	4,203.4

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

(2) Controlled entities and businesses acquired during the year.  The consideration paid for material businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

Businesss/Controlled Entities Acquired	Date of Acquisition	Net Tangible Assets Acquired	Proportion of Shares Acquired	Consideration	Method of Funding
		A$’m		A$’m

2005
Ameripak	November 12, 2004	1.6	(a)	6.3	Cash
Other – refer below for further details		0.5		0.8	Cash
		2.1		7.1
Other represented by:
Roberts Packaging	August 30, 2004		(a)		Cash

Central Coast Cartons Pty Ltd	July 1, 2004		(b)		Cash

2004
Alcoa’s Latin American PET Packaging business	October 1, 2003	60.1	100%	110.0	Cash
Rexam’s healthcare flexibles business	October 17, 2003	189.1	100%	327.1	Cash
Minority interest in Amcor Flexibles Europe	July 1, 2003	135.5	(b)	165.1	Cash
Other – refer below for further details		5.7		15.6	Cash
		390.4		617.8

Other represented by:
Central Coast Cartons Pty Ltd	July 1, 2003		(b)		Cash
PPI PET Products International del Peru	July 1, 2003		(b)		Cash
Rota Die International Pty Ltd	September 12, 2003		(b)		Cash
Ryco Dies Ltd	September 12, 2003		(b)		Cash
KDS Packaging & Printing Inc	October 16, 2003		100%		Cash
Hanson Staple Company Inc	December 19, 2003		100%		Cash
Mayer Meyers	December 12, 2003		(a)		Cash

(a)                                  Acquisition of business only.

(b)                                 Acquisition of outstanding shares in former partly-owned subsidiary.

BUSINESSES/CONTROLLED ENTITIES ACQUIRED

	2005	2004
	$m	$m

Consideration paid:
Cash paid	7.1	617.3
Cash accrued	—	0.5
	7.1	617.8
Net assets acquired:

Current receivables	1.2	112.7
Inventories	0.6	67.5
Property, plant and equipment	0.1	188.1
Other assets	—	4.8
Current liabilities -creditors and borrowings	—	(93.2)
Non-current liabilities -creditors and borrowings	—	(5.1)
Provisions (including employee entitlements)	—	(23.6)
Outside equity interests	(0.6)	(4.3)
Buy-outs of minority interest	0.8	143.5
	2.1	390.4
Gross goodwill on acquisition	5.0	227.4
	7.1	617.8
	7.1	617.3
Cash paid Cash settlement of amounts accrued in prior periods	2.6	1.6
Net outflow of cash	9.7	618.9

Reconciliation of Goodwill at Cost

Consideration paid	7.1	617.8
Less net tangible assets acquired	(2.1)	(390.4)

Goodwill on acquisition	5.0	227.4
Exchange fluctuation on overseas goodwill	(213.2)	(0.4)
Goodwill adjustments current year	(19.2)	—
Increase in Goodwill at Cost	(227.4)	227.0

(3) Controlled entities and businesses sold during the year.

On September 1, 2004, the consolidated entity sold the net assets of Neopac. The consideration received and the net assets of disposed controlled entities and subsidiaries at the dates of disposal are set out below.

On September 1, 2003, the consolidated entity sold it’s ownership of Tritello AB. The consideration received and the net assets of disposed controlled entities and subsidiaries at the dates of disposal are set out below.

Gains/loss arising from the disposal of subsidiaries and businesses are included in the operating profit before income tax reported on the Statements of Financial Performance.

		NET
		ASSETS
	CONSIDERATION	DISPOSED
	$m	$m
Neopac	10.8	7.0
	10.8	7.0

	CONSOLIDATED
	2005	2004
	$m	$m

BUSINESSES/CONTROLLED ENTITIES DISPOSED
Consideration received:
Cash received	10.8	2.1
	10.8	2.1

Net assets disposed:
Current receivables	0.1	1.4
Inventories	3.0	1.5
Property, plant and equipment	11.2	0.2
Current liabilities - creditors and borrowings	(4.3)	(1.6)
Provisions	(3.0)	(0.4)
	7.0	1.1
Gross profit/(loss) on disposal	3.8	1.0
	10.8	2.1
Cash received	10.8	2.1
Cash received in current period for entity disposed in prior period	—	38.1
Net inflow of cash	10.8	40.2

(4) The following companies were renamed during the year:

Amcor Flexibles Transflex formerly Amcor Flexibles Transflex Ltd

Amcor Flexibles Syston formerly Amcor Flexibles Syston Ltd

AFP (Europe) formerly AFP (Europe) Ltd

Amcor Rentsch France SAS formerly Rentsch International SAS

Rocma Sterling formerly Rocma Sterling Limited

Rocma Finance formerly Rocma Finance Limited

Amcor Investments Germany Ltd formerly Amcor UK European Holdings Ltd

ACN 089 523 919 CCC Pty Ltd formerly Central Coast Cartons Pty Ltd

Containers Packaging (Europe) formerly Containers Packaging (Europe) Ltd

Amcor Flexibles Singapore Pte Ltd formerly Rexam Packaging Singapore Pte Ltd

Amcor PET Holdings do Brasil Ltda formerly Miruca Participacoes Ltda

Prestige Packaging formerly Prestige Packaging Ltd

(5) Companies that were incorporated during the year.

(6) Companies that were liquidated during the year.

(7) Companies that were merged or amalgamated during the year.

(8) Amcor increased its investment in these companies during the year.

NOTE 37. RELATED PARTY DISCLOSURES

1)              LOANS TO DIRECTORS OF AMCOR LIMITED AND CONTROLLED ENTITIES

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 12.

During the year, under the employee share plans, share loan repayments totalling $403,000 (2004 - $36,000) were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 12 total nil (2004 $1,056,000, one director).

Loans to directors of controlled entities in Note 12 total $30,000, two directors (2004 $77,000, four directors).

Interest received from directors during the year amounted to $7,300, one director (2004 $8,000, one director).

2)              OTHER TRANSACTIONS

A director-related entity of G M McGhie received captive management fees of $126,000 (2004 $135,000).

Sales of beverage containers totalling $5,590,000 (2004 $5,534,000) were made to director-related entities of F Daley and B Boyd.

Sales of manufactured goods totalling $40,315,000 (2004 $26,050,000) were made to a director-related entity of H Lin.

Purchases of paper products totalling $4,680,000 (2004 $5,480,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Sales of manufactured goods totalling $457,000 were made to a director-related entity of J Jin.

Provision of consulting services by a director-related entity of P Batey totalled $55,000.

NOTE 38. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES

The following persons were directors of Amcor Limited during the whole of the financial year:

C I Roberts - Chairman

E A Alexander

D C K Allen

R K Barton

G J Pizzey

G A Tomlinson

R H Jones resigned from the Board on 7 December 2004.

J G Thorn was appointed a non-executive director on 8 December 2004.

K N MacKenzie was appointed as Managing Director and Chief Executive Officer effective 1 July 2005 and became an executive director as at the same date.

3)              EXECUTIVES (OTHER THAN DIRECTORS) WITH THE GREATEST AUTHORITY FOR STRATEGIC DIRECTION AND MANAGEMENT.

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year:

Name	Position	Employer
W P Day	Executive General Manager Finance	Amcor Limited
L J Lachal (1)	Acting Chief Operating Officer	Amcor Limited
K N MacKenzie	Managing Director	Amcor Rentsch and Closures
G S James	Chief Executive Officer - Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc

(1) L J Lachal served as Executive General Manager Operations until 7 December 2004 and Acting Chief Operating Officer from 8 December 2004 to 30 June 2005. On 12 July 2005 L J Lachal became Managing Director of Amcor Australasia.

4)              REMUNERATION OF DIRECTORS AND EXECUTIVES

Senior Executive remuneration is formulated in consultation with external remuneration consultants. It is designed to be market competitive and complementary to the reward strategy of the Company. Its objective is to align the interests of the Senior Executives with the interests of the Company and its shareholders, with the purpose of maximising the Company’s earnings and improving shareholder wealth.

It is based on:

a)              Alignment to shareholders’ interests by:

• focussing on sustained growth in share price through improving profitability and return on assets;

• concentrating the executive on key non-financial drivers of value;

• attracting and retaining high calibre executives; and

b)             Alignment to the Senior Executives’ interests and responsibilities by:

• rewarding capability and experience;

• reflecting competitive reward for contribution to growth of shareholder wealth;

• providing a clear structure for earning rewards; and

• providing recognition for contribution.

Senior Executive Remuneration is divided into two components. The first component is fixed remuneration. The second is the variable component which is subject to meeting KPI’s (key performance indicators) and performance hurdles. This ‘at risk’ component is made up of short term incentives (STI) and long term incentives (LTI) and takes the form of cash payments or equity plans. The Company’s policy is to target variable remuneration to be between 25% and 100% of fixed remuneration. As executives gain seniority within the Company, the balance of this mix shifts to a higher proportion of ‘at risk’ rewards within those percentages.

Fixed remuneration

This is targeted to be reasonable and fair, taking into account the Company’s global positioning and labour market conditions and the individual’s geographic location. It takes into account the scope and nature of the individual’s role, their qualifications, experience and performance in that role.  Each role is  benchmarked by reference to the Hay Grading System.

Fixed remuneration is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-monetary benefits at the Senior Executive’s discretion, such as benefits including health insurance and car allowances. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for Senior Executives is reviewed annually to ensure the pay is competitive with the market and also reviewed on promotion.

Retirement benefits are delivered under pension funds. Some of these funds currently provide defined benefits based on years of service and final average salary and/or accumulation type benefits. New employees are no longer entitled to join a defined benefit fund.

Variable remuneration

This element of the Senior Executive package is made up of two components – short term incentives and long term incentives. These plans are considered to be important elements of employee remuneration, providing tangible incentives for Senior Executives to improve the Company’s global short and long term performance.

a) Short Term Incentives

A short term incentive may be awarded to a Senior Executive subject to achievement of performance conditions consisting of meeting company and personal objectives. Company objectives can vary from year to year as determined by the Board.

Incentives (bonuses) are payable either in cash on 30 September each year or by the issue of shares. Using a profit target as one of the performance triggers ensures a significant portion of this variable reward is only available when value has been created for shareholders and when profit is consistent with the business plan.

Each executive has a target STI opportunity expressed as a % of base salary, depending on the accountabilities of the role and impact on organisation or business unit performance. This varies from 25% to 100% of base salary at the most senior level.

The CEO has a target STI opportunity expressed as a % of fixed remuneration dependent upon meeting KPIs that are set by the Board each year. These KPIs include personal objectives and Company performance. The % varies from a target of 50% to 100% of fixed remuneration.

Each year, the Human Resources Committee considers, for approval by the Board, the appropriate targets and KPIs to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan, and minimum levels of performance to trigger payment of STI. If no targets are met, a zero STI is determined.

For the year ended 30 June 2005, the structure of the STI was based on achieving a range of group, business unit and specific personal objectives.

The objectives included:

Safety

Specific targets were set in regard to reduction of Lost Time Injury Frequency Rates (LTIFR) and Recordable Case Frequency Rates (RCFR). During the year specific reporting programs existed to monitor individual, unit and group progress in implementing effective programs to produce effects which would endure beyond the immediate reporting period.

Group Net Profit after Tax

Budget targets were set for individual business units and for the Company as a whole. The target bonus included both ‘target’ and ‘superior’ benchmarks with potential reward calibrated on a linear basis between these two benchmarks.

Return on Average Funds Invested

‘Target’ and ‘superior’ return benchmarks were set which focused on the business level profit divided by the funds invested in the relevant sector. Achievement of the benchmarks is thus attainable through a combination of profit earned against working capital and core funds deployed within the business. The level of capital expenditure and working capital investment thus becomes a key focus in driving behaviour to achieve return above the cost of capital and above an agreed budget benchmark for the year.

Specific Cost Reduction Objectives

Specific, measurable and actionable targets were set to achieve cost reduction initiatives of a permanent nature. This required Senior Executives to participate in a defined program of activities which led to a formal plan being finalised within the 2004/05 financial year, plus specific tasks to be achieved within a specified timeframe. A monitoring program was put in place to provide visibility and transparency over the process. Regular reporting was provided to the Board on progress throughout the year.

Business Growth

Each business and corporate team were set specific goals in regard to business projects and goals. These were both strategic and tactical in nature. Regular quarterly reporting was provided to the Board throughout the year on progress. Projects and goals included:

•                  strategy development in regard to emerging markets

•                  completion of business acquisition and integration tasks

•                  implementation of improved organisational structure

•                  successful completion of major capital projects

•                  development and implementation of commercial business support

•                  successful completion of manufacturing footprint changes

•                  implementation of regulatory and compliance programs

•                  improvements in timeliness and quality of reporting

•                  development of succession plans and executive development

•                  capital management and financial structure programs

•                  implementation of risk assessment frameworks

•                  business continuity programs

A number of the activities emphasised individual objectives, others required effective teamwork and others required effective global collaboration in order that the executive(s) concerned could satisfy the actions/standards set.

The STI payments are adjusted according to the level of achievement against the target performance levels. The method used in assessing whether or not performance conditions are met for STI payments to Senior Executives is as follows. The CEO and the Human Resources Committee review the actual outcomes achieved for the financial year against the targets set. They then recommend to the Board, which makes the final determination whether any bonus is payable, based on the criteria set out above. In relation to the CEO, the Human Resources Committee reviews the actual outcomes achieved for the financial year against targets set without the CEO being present. The Committee then recommends to the Board, which makes the final determination, whether any bonus is payable. The reason these methods are chosen is because they are transparent and measurable against objective data.

STI as Shares in Lieu of Cash

In some circumstances, under the Senior Executive Share Plan (‘SESP’) Senior Executives may be entitled to receive all or part of their STI payment in shares. The SESP focuses on Senior Executives in Australia and the UK. The Board may nominate specific employees who report directly to the Managing Director of Amcor Limited, or employees who report directly to those people, as being eligible to participate. Prior to the end of each financial year, eligible employees may elect to receive fully paid ordinary shares in lieu of part or all of any STI payment which they may receive in respect of that financial year. The value of any shares which Amcor Limited decides to issue to eligible employees will be based on the simple average of the closing price of Amcor Limited shares on each trading day for the relevant financial year, unless Amcor Limited decides to alter the method for calculating this value in response to anomalous circumstances. The shares will be issued at the time when the cash bonus is payable and the shares may not be disposed of by the employee for a period of 10 years in Australia and five years in the UK, unless the employee ceases employment or the directors decide otherwise prior to the expiry of the restriction period. Any right or interest in the shares will be forfeited if the employee has acted fraudulently in relation to the affairs of the Company during the restriction period. The shares subject to the SESP carry full dividend entitlements and voting rights.  The Senior Executive Payment Plan (SEPP) is based on the SESP but is utilised for Board-nominated specific employees in New Zealand, Poland, Switzerland, Belgium and the USA who report directly to the Managing Director, or employees who report directly to those people. This plan is considered to be the equivalent of the SESP and enables the Company to offer employees in these circumstances (where the share plan is unavailable), entitlements in lieu of part or all of an employee’s entitlement to a cash bonus for the relevant financial year. The value of each plan entitlement is equal to the value of one Amcor Limited share (plus the value of accrued dividends). Plan entitlements may be converted into a cash payment after the 10-year restriction period has expired, provided that the employee has not acted fraudulently during this time.

Both the SESP and the SEPP can only be issued if the Senior Executive meets the STI performance hurdles as set out in a) above. The plan operates to provide Senior Executives the opportunity to share in the growth in value of the Company and to encourage them to improve the long-term performance of the Company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with an incentive to have a greater involvement and focus on the longer term goals of the Company.

The Board determines which Senior Executives may participate in this plan. This is done by the CEO in conjunction with senior management nominating to the Human Resources Committee high performing employees to participate in either the SESP or the SEPP plans. The Human Resources Committee then makes recommendations to the Board. The SESP and the SEPP were not in operation in 2004-05.

b)             Long Term Incentives

Long term incentive remuneration is option and share-based. The option component is subject to achieving performance conditions set by the Board consisting of group performance financial hurdles which are based on Group Return on Average Funds Invested reaching key targets, as well as the Senior Executive continuing effective performance for the Company. These performance conditions were chosen to reward and encourage Senior Executives to focus on improving the longer-term performance of Amcor. The share-based remuneration focuses on rewarding and retaining key Senior Executives and directly links to improvements in shareholder wealth. There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP).  Details of these plans are outlined in (i) and (ii). In countries where the Company is unable to issue shares or options, alternative plans may be implemented.

i)                                       Employee Share/Option Plan (ESOP)

In 1985, the Company established the Employee Share/Option Plan (‘ESOP’). Options granted under the ESOP may be issued upon such terms and conditions as the directors of the Company determine from time to time.

Options issued under sub-plans of ESOP in the last three years aim to reward excellence and encourage Senior Executives to focus on improving the longer term performance of the Company by achieving certain Group return on average funds invested targets, which are based on budgeted return on average funds invested (for full allocation) or current cost of capital plus 0.5% (for 50% allocation). Performance outcomes between these targets is calculated linearly.

The method used in assessing whether or not the performance condition is met is as follows. A paper is presented to the Human Resources Committee on the plan. The Committee considers and reviews the actual outcomes of performance conditions achieved for the financial year against the targets set. The Committee then recommends to the Board, which makes the final determination, whether any options are to vest based on the criteria set out above. The reason this method is chosen is because it is transparent and measurable against objective data. The options will be exercisable at a price equal to the closing stockmarket share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant. Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for one basis.  Options may be exercised at any time after three years from the date of issue and prior to their term, which may either be five, six or ten years.

The Company intends to continue its longterm option plan for Senior Executives during the year ended 30 June 2006, and it will be aligned to the LTI scheme being proposed for the Managing Director & CEO for shareholder approval at the Company’s 2005 Annual General Meeting. This will include market performance hurdles based on Total Shareholder Return (TSR) comparators.

ii) Employee Share Purchase Plan (ESPP)

In 1985, the Company established the Employee Share Purchase Plan (‘ESPP’).  Sub plans are derived from the ESPP and the current sub-plan applicable to Senior Executives is set out below:

•                  Senior Executive Retention Share Plan (SERSP) and Senior Executive Retention Payment Plan (SERPP)

Refer Note 35 for further details

iii) Legacy Senior Executive Plans

All plans, detailed below, are no longer open to new participants. They are provided for historical information as current Senior Executives have been participants.

•                  ESOP Partly Paid Shares

These shares have not been issued since 1996 and the plan is no longer used. The shares are partly paid and were issued at market price at the time of issue. Partly paid shares remaining have either been paid to one cent or five cents, being the first call. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Prior to 1996, shares were issued as a sub-plan under ESOP and did not carry specific performance hurdles. They were issued as a means to further align the interests of high performing executives with those of the shareholders and therefore encourage long term retention of key Senior Executives and thereby positively impact shareholder wealth.

•                  Employee Incentive Share Plan (EISP)

Refer Note 35 for further details

iv) Legacy CEO Restricted Share and Option Plans

These plans related to Russell Jones in his capacity as CEO and were approved by shareholders. As he has now resigned they are provided for historical information.

•                  2000 CEO Restricted Share and Option Issues

Options

The Human Resources Committee recommended to the Board the issue of three million options to the Managing Director/Chief Executive Officer. This was ratified by shareholders at the 2000 Annual General Meeting. These options were exercisable in three tranches:

Tranche 1: Number of Options: 1 million/Exercise price $5.67. Exercise period: 1 October 2001 — 1 October  2005. The performance hurdles for the first 500,000 were based on the CEO continuing to demonstrate effective performance regarding the financial and operating performance of the Company and any other factors affecting the reputation of the Company or other matters the Board deemed appropriate. These performance hurdles, were chosen as they provided the Board with a wide-cross section of performance hurdles focusing the CEO on a broad range of issues.

The performance hurdles for the second 500,000 was based on Amcor’s Total Shareholder Return (TSR) exceeding the comparator TSR (based on the TSR of those companies in the S&P/ASX 100 excluding Financial, Telecommunications and Media companies) based on 17 April 2000 being the date of the demerger of PaperlinX. These performance hurdles were nominated as they are transparent and measurable against objective data.

Tranche 2: Number of Options: 1 million/Exercise price $5.67 Exercise period: 1 October 2002 until 1 October 2005 This Tranche carried the same performance hurdles as Tranche 1.

Tranche 3: Number of Options: 1 million/Exercise price $5.67 Exercise period: 1 October 2003 until 1 October 2005 This Tranche carried the same performance hurdles as Tranches 1 and 2.

These options had not been exercised as at the date of the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, and were cancelled with immediate effect following acceptance of that resignation.

Restricted Shares

The Human Resources Committee recommended to the Board the issue of restricted shares to the Managing Director & Chief Executive Officer.

At the 2000 Annual General Meeting, shareholders approved the issue of Restricted Shares to the Managing Director & Chief Executive Officer as part of his Short Term Incentive Bonus (STI Bonus). This STI Bonus included a proportion of cash with the balance in restricted shares.

As the restricted shares issued were in lieu of a cash bonus, as a bonus conversion, no specific performance hurdles were nominated, as the hurdles were tied to the original short-term incentive (STI) performance criteria outlined under the Short Term Incentive section above. However, the plan operated to provide the CEO with the opportunity to share in the growth in value of the Company and to encourage him to improve the long term performance of the Company and its returns to shareholders.

Under the terms of the Issue, following the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, his entitlement to 215,821 restricted shares lapsed and accordingly they were sold by the Company. The Managing Director & Chief Executive Officer was not entitled to any of the net sale proceeds.

•                  2002 CEO Option Issue

The Human Resources Committee recommended to the Board the issue of options to the Managing Director & Chief Executive Officer which was confirmed at the 2002 Annual General Meeting where shareholders approved the issue. Three million options where offered as an incentive as part of the Issue, to be exercised in three equal tranches of 1 million options.

Tranche 1: Number of Options: 1 million. Exercise price: $8.20. Exercise period: 1 October 2004 – 30 September 2008

Tranche 2: Number of Options: 1 million. Exercise price: $8.20 Exercise period: 1 October 2005 – 30 September 2008

Tranche 3: Number of Options:1 million. Exercise price: $8.20 Exercise period: 1 October 2006 – 30 September 2008

The method used in assessing whether or not the performance condition was met is as follows: for each of the tranches the performance hurdle was based on Amcor’s TSR exceeding the Comparator TSR on or after 1 July immediately following the end of the relevant performance year.  The Comparator TSR was based on the arithmetic mean of the percentage TSR of those stocks in the S&P/ASX 100 excluding stocks in the following sectors: Financials ex Property Trusts, Property Trusts, Telecom Services and Media. This performance hurdle was nominated as this was transparent and measurable against objective data.

These options had not vested as at the date of the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, and were cancelled following acceptance of that resignation.

2004/05

	Post Employment
$	Base Salary & Fees			Primary Bonus		Special Incentive (8)	Non- Monetary Benefits		Super Contributions		Retirement/ Resignation Benefits
DIRECTORS
C I Roberts	2005	831,217	(1)				119,082	(2)	23,940	(3)	177,772	(4)
	2004	269,166	(1)				115,915	(2)	24,225	(3)	293,414	(4)
R H Jones	2005	597,826					286,437		137,500		567,399	(5)
Resigned 7 December 2004	2004	1,356,250	(7)	550,003	(7)		411,383		271,250
Managing Director and Chief Executive Officer
E A Alexander	2005	128,800	(1)				35,249	(2)	11,592	(3)	90,700	(4)
	2004	128,799	(1)				35,249	(2)	11,592	(3)	109,222	(4)
D C K Allen	2005	112,000	(1)				31,049	(2)			77,350	(4)
	2004	39,666	(1)				103,382	(2)			71,981	(4)
R K Barton	2005	119,536	(1)				32,933	(2)	10,758	(3)	78,941	(4)
	2004	123,999	(1)				34,049	(2)	11,160	(3)	108,821	(4)
G J Pizzey	2005	140,000	(1)				38,049	(2)	12,600	(3)
	2004	107,101	(1)				29,129	(2)	5,250	(3)
J G Thorn	2005	85,023	(1)				23,175	(2)	7,652	(3)
Appointed 8 Dec 2004
G A Tomlinson	2005	114,000	(1)				31,549	(2)	10,260	(3)	64,647	(4)
	2004	114,000	(1)				31,549	(2)	10,260	(3)	88,645	(4)
Total, all specified directors	2005	2,128,402					597,523		214,302		1,056,809
	2004	2,138,981		550,003			760,656		333,737		672,083
EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)
THE COMPANY
L J Lachal	2005	717,391		125,543		179,348	60,878		114,783
Executive General Manager Operations and Acting Chief Operations Officer	2004	601,250		231,800	(7)		57,828		96,200
P S Wilson	2005	560,000		106,400		224,000	105,878		89,600
Executive General Manager	2004	551,250		218,400	(7)		105,358		88,200
Human Resources & Operating Risk
W P Day *	2005	610,000		131,150		152,500	79,000		61,000
Executive General Manager Finance	2004	588,750		237,900	(7)		71,125		58,875
I G Wilson	2005	663,370		132,675		165,842	177,097
Strategic Development Director	2004	676,471		312,255	(7)		241,060

	Post Employment
			Options
	Share Appreciation
$	Rights Current Year	Prior Year	Options (6) Current Year	Prior Year	Shares Current Year	Prior Year	Total Remuneration
DIRECTORS
C I Roberts							1,152,011
							702,720
R H Jones						36,727	1,625,889
Resigned 7 December 2004				1,892,304	127,098	249,542	4,857,830
Managing Director and Chief Executive Officer
E A Alexander							266,341
							284,862
D C K Allen							220,399
							215,029
R K Barton							242,168
							278,029
G J Pizzey							190,649
							141,480
J G Thorn							115,850
Appointed 8 Dec 2004
G A Tomlinson							220,456
							244,454
Total, all specified directors						36,727	4,033,763
				1,892,304	127,098	249,542	6,724,404
EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)
THE COMPANY
L J Lachal			40,599	75,353		237,138	1,551,033
Executive General Manager Operations and Acting Chief Operations Officer			20,722	2,633		237,138	1,247,571
P S Wilson			40,599	56,515		204,038	1,387,030
Executive General Manager Human Resources & Operating Risk			15,542	4,389		204,038	1,187,177
W P Day *			67,665	98,845		104,738	1,304,898
Executive General Manager Finance			25,903	22,333		104,738	1,109,624
I G Wilson		56,625				104,738	1,300,347
Strategic Development Director	60,158	40,375				104,738	1,435,057

2004/05

	Post Employment
						Non-		Retirement/
		Base Salary	Primary		Special	Monetary	Super	Resignation
$		& Fees	Bonus		Incentive	Benefits (2)	Contributions	Benefits
J V Murray	2005	535,000	88,275		133,750	35,878	85,600
Executive General Manager Corporate Affairs
CONSOLIDATED
G S James *	2005	927,070	176,143		231,768	121,269	247,379
Managing Director Amcor Flexibles	2004	891,544	358,456			71,626	173,475
K N MacKenzie *	2005	658,617	299,671		263,447	197,635	168,104
Managing Director	2004	632,308	331,312			206,800	94,032
Amcor Rentsch and Closures
L J Lachal *	2005	717,391	125,543		179,348	60,878	114,783
Executive General Manager	2004	601,250	231,800	(7)		57,828	96,200
Operations and Acting Chief Operations Officer
P S Wilson	2005	560,000	106,400		224,000	105,878	89,600
Executive General Manager	2004	551,250	218,400	(7)		105,358	88,200
Human Resources & Operating Risk
W J Long *	2005	700,093	126,017		175,023	73,840	19,672
President Amcor PET Packaging	2004	704,424	232,988			47,456	28,177
Total, specified executives	2005	3,613,171	858,524		1,002,086	532,622	610,938
	2004	3,418,276	1,392,456			454,835	450,759

	Post Employment
			Options
	Share Appreciation
	Rights		Options		Shares
	Current	Prior	Current	Prior	Current	Prior	Total
$	Year	Year	Year	Year	Year	Year	Remuneration
J V Murray				40,599	56,515	204,038	1,179,655
Executive General Manager Corporate Affairs
CONSOLIDATED
G S James *				40,599	87,709		1,831,937
Managing Director Amcor Flexibles				15,542	41,777		1,552,420
K N MacKenzie *				27,066	103,115		1,717,655
Managing Director				255,309	32,444		1,552,205
Amcor Rentsch and Closures
L J Lachal *				40,599	75,353	237,138	1,551,033
Executive General Manager				20,722	2,633	237,138	1,247,571
Operations and Acting
Chief Operations Officer
P S Wilson			40,599	56,515		204,038	1,387,030
Executive General Manager			15,542	4,389		204,038	1,187,177
Human Resources & Operating Risk
W J Long *		82,500	54,132	128,164			1,359,441
President Amcor PET Packaging		82,500	20,722	104,333			1,220,600
Total, specified executives		82,500	230,061	493,186		341,876	7,764,964
		82,500	338,198	203,520		341,876	6,682,420

(1) Represents fees in connection with attending Board and Board Committee meetings for Non-Executive Directors. For the chairman it includes higher duties allowance whilst in the role of Executive Chairman from 8 December 04 to 30 June 05 following the resignation of the Managing Director on 7 December 2004.

(2) Non-Executive Directors must allocate a minimum of 20% of base remuneration each year to buy Amcor shares ‘on market’.

(3) Includes Company contributions to superannuation which may form part of non-executive directors’ retirement allowance, where the non-executive director is a member of this plan.

(4) Represents the increase in the non-executive director’s retirement allowance accrual for the year. Retirement allowance accrual to 30 June 2005 of $3,418,285 is allocated as follows:

C.I. Roberts $1,218,014

E.A. Alexander $740,649

D C K Allen $545,526

R K Barton $459,992

G A Tomlinson $454,104

(5) R H Jones resigned from the Board on 7 December 2004 and received accrued annual leave entitlement

(6) The fair value of the options is calculated at the date of grant using a Black-Scholes model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

The following factors and assumptions were used in determining the fair value of options on grant date:

				Price of		Risk free
		Fair Value	Exercise	shares on	Estimated	interest
Grant Date	Expiry Date	per Option	Price	grant date	Volatility	rate
13/09/2001	13/09/2006	$1.34	$6.02	$5.91	22.150%	5.495%
01/11/2002	01/07/2007	$1.80	$7.30	$8.17	20.000%	5.430%
01/11/2002	01/11/2012	$2.00	$8.20	$8.17	20.000%	5.430%
13/10/2003	01/11/2012	$2.43	$8.20	$8.96	20.000%	5.670%
24/03/2004	24/03/2010	$1.27	$7.87	$7.87	20.000%	5.120%
02/08/2004	02/08/2010	$1.03	$6.84	$6.84	20.000%	5.620%

Estimated volatility approximates historic volatility. The estimated life of options granted varies from 5 to 10 years depending on the plan. Each option entitles the holder to purchase one ordinary share in the company. All options expire on the earlier of their expiry date or termination of the employee’s employment. These option plans contain performance hurdle targets which if not met cannot be exercised or a percentage of the granted options will lapse, depending on the plan. Vesting periods generally are 3 years. Further details of options granted are set out under “Options’ below.

(7) Includes a carryover component from year ended 30 June 2003

(8) Special incentive is a payment for meeting Specific Cost Reduction Objectives targeted at cost reduction initiatives of a permanent nature.

* Specified as those five executives with the greatest authority for the strategic direction and management of the consolidated entity during the financial year.

Equity instrument disclosures in relation to directors and executives

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

			Fair Value per
		Exercise	option at
Grant date	Expiry Date	Price	grant date	Date exercisable
13-Sep-01	13-Sep-06	$6.02	$1.34	13-Sep-04
01-Nov-02	01-Jul-07	$7.30	$1.80	30-Sep-04
01-Nov-02	01-Nov-12	$8.20	$2.00	01-Nov-05
13-Oct-03	01-Nov-12	$8.20	$2.43	01-Nov-05
24-Mar-04	24-Mar-10	$7.87	$1.27	24-Mar-07
02-Aug-04	02-Aug-10	$6.84	$1.03	02-Aug-07

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.  When exercisable, each option is convertible into one ordinary share of Amcor Limited. Further information on the options is set out in Note 35.

	Number of options	Number of options
Name	granted during the year	vested during the year
Directors of Amcor Limited
R H Jones (resigned 7 Dec 2004)	nil	nil

Specified executives of the consolidated entity
W P Day	250,000	50,000
G S James	150,000	20,000
L J Lachal	150,000	nil
W J Long	200,000	100,000
K N MacKenzie	100,000	5,000

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

The model inputs associated with determining fair value for options granted during the year ended 30 June 2005 are listed in Note 35.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.

Number of ordinary
shares issued on
	Date of exercise	exercise of options
Name	of options	during the year

Directors of Amcor Limited
C I Roberts	nil	nil
R H Jones (resigned 7 Dec 2004)	nil	nil
E A Alexander	nil	nil
D C K Allen	nil	nil
R K Barton	nil	nil
G J Pizzey	nil	nil
J G Thorn	nil	nil
G A Tomlinson	nil	nil

Specified executives of the consolidated entity
W P Day	01-Nov-04	150,000
G S James	nil	nil
L J Lachal	nil	nil
W J Long	nil	nil
K N MacKenzie	23-Aug-04	10,000
K N MacKenzie	31-Aug-04	8,000
K N MacKenzie	27-Jun-05	85,000

The amounts paid per ordinary share by each specified executive on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
01-Nov-04	$6.02
01-Nov-04	$6.62
23-Aug-04	$6.47
31-Aug-04	$5.16
27-Jun-05	$6.03
27-Jun-05	$6.02

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally related entities, is set out below:

		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
R H Jones (resigned 7 Dec 2004)	6,000,000	nil	nil	(6,000,000)	nil	nil

Specified executives of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	nil
G S James	214,000	150,000	nil	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	nil	(22,000)	352,000	24,000
W J Long	544,000	200,000	nil	(22,000)	722,000	300,000
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	nil

No options are vested and unexercisable at the end of the year.

Share holdings

The number of shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally related entities, is set out below:

		Received
	Balance at	during the	Other
	the	year on the	changes	Balance at
	beginning	exercise of	during the	the end of
Name	of the year	options	year	the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	114,421	nil	21,061	135,482
E A Alexander *	26,258	nil	5,671	31,929
D C K Allen	55,857	nil	3,858	59,715
R K Barton	25,270	nil	4,120	29,390
G J Pizzey	6,408	nil	5,840	12,248
J G Thorn	nil	nil	3,915	3,915
G A Tomlinson	39,684	nil	4,638	44,322

* E A Alexander also holds 50,000 partly paid shares paid to five cents.

R H Jones held 381,764 shares at the start of the year and resigned as a director during the year

Specified executives of the consolidated entity

Ordinary shares
W P Day	59,452	150,000	(147,323)	62,129
G S James	70,360	nil	(45,860)	24,500
L J Lachal *	299,469	nil	(50,000)	249,469
W J Long	100	nil	nil	100
K N MacKenzie	1,200	103,000	(93,000)	11,200

* L J Lachal also holds 20,000 partly paid shares paid to one cent.

Loans to directors and executives

Details of loans made to directors of Amcor Limited and the five specified executives of the consolidated entity, including their personally related entities, is set out below:

Aggregates for directors and specified executives

Number in
	Balance at	Interest paid		Balance at	group at the
	the beginning	and payable	Interest not	the end of the	end of the
Group	of the year	for the year	charged	year	year
	$	$	$	$

Directors of Amcor Limited	1,056,180	7,334	41,782	nil	nil
Specified executives of the consolidated entity	13,516	nil	nil	11,318	1

Individuals with loans above $100,000 during the financial year

	Balance at	Interest paid		Balance at
	the beginning	and payable	Interest not	the end of the
Name	of the year	for the year	charged	year
	$	$	$	$

R H Jones (resigned 7 Dec 2004)	1,056,180	7,334	41,782	nil

Loans to directors and specified executives are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the tables above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to any loans made to directors or specified executives.

Service agreements

Details of service agreements

Remuneration and other terms of employment for the Chief Executive Officer & Managing Director, the top five remunerated executives of the Company and the top five remunerated executives for the Group are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance and motor vehicle and participation, where eligible, in the employee option plan. Other major provisions of the agreements relating to remuneration are set out below.

CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

* Mr K N MacKenzie – Chief Executive Officer & Managing Director, Amcor Ltd

• Term of agreement – appointed 1 July 2005 – no term specified.

• Base salary, inclusive of superannuation, $1,380,000 to be reviewed by the Board Human Resources Committee (Board HR Committee).

• Short term bonus may be between 50%-100% of total fixed remuneration.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

* Mr K N MacKenzie was appointed Chief Executive Officer & Managing Director of Amcor Ltd on 1 July 2005. The terms of his previous contract are:

* K N MacKenzie – Managing Director Amcor Rentsch & Closures

• Term of agreement – 1 October 2001 to 30 June 2005.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $826,721, to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

OTHER EXECUTIVES

W P Day – Executive General Manager Finance

• Term of agreement – unspecified.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $671,000, to be reviewed annually by the Board HR Committee.

• Short term bonus target may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 6 months applies.

G S James – Chief Executive Officer, Amcor Flexibles

• Term of agreement – unspecified.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $1,174,449, to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

L J Lachal – Executive General Manager Operations and Acting Chief Operating Officer

• Term of agreement – to 12 July 2005 when he was appointed Managing Director of Amcor Australasia.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $832,174, to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

W J Long – President, Amcor PET Packaging

• Term of agreement – unspecified.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $719,765 to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

J V Murray – Executive General Manager Corporate Affairs

• Term of agreement – unspecified.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $620,600 to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 6 months applies.

I G Wilson – Strategic Development Director

• Term of agreement – unspecified

• Base salary for the year ended 30 June 2005 of $663,370 to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 6 months applies.

NOTE 38. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES continued

P S Wilson – Executive General Manager HumanResources & Operating Risk

• Term of agreement – unspecified.

• Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $649,600 to be reviewed annually by the Board HR Committee.

• Short term bonus may be between 50%-100% of base salary.

• Payment of redundancy termination benefit may be payable if required by law.

• Notice period of 12 months applies.

R H Jones – Managing Director and Chief Executive Officer - Resigned

• Resigned 7 December 2004.

• Base salary, inclusive of superannuation, for the period 1 July 2004 – 7 December 2004 of $735,326.

The impact of termination of these Senior Executives on share and option holdings and bonuses is outlined below:

•                  Shares/Options – Termination without cause: In relation to shares, the executive must be employed with the Company until the designated date when restrictions are lifted, otherwise the shares are forfeited. In relation to options, if the executive resigns prior to the vesting date, the options lapse. If the executive is made redundant or resigns due to disablement, the Board has the discretion to bring the vesting date forward.

•                  Shares/Options – Termination with cause: If there is cause, then options and shares are forfeited.

•                  Short Term Bonuses – Termination without cause: To receive the STI bonus, the executive must be employed for the full financial year.

•                  Short Term Bonuses – Termination with cause: If there is cause, then there is no STI bonus payable.

NON EXECUTIVE DIRECTORS’ REMUNERATION

Base Remuneration

The Board seeks to set remuneration levels which ensure that the Company is able to attract and retain directors of the highest calibre, while ensuring that the cost to the Company is appropriate.

Fees and payments to non-executive directors reflect the demands which are made on and the responsibilities of, the directors and cover all main Board activities. Non-executive directors’ fees and payments are reviewed annually by the Board to ensure they reflect an appropriate level having regard to market remuneration. The Board has also accepted the advice of independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.

The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. The Chairman receives up to three times the base director’s fee but is not paid any committee fees.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The aggregate remuneration paid to all the non-executive directors in any year may not exceed $2,000,000 per annum, as last voted upon by shareholders at the 2003 AGM. In accordance with Principle 9 of ASX’s Good Corporate Governance and Best Practice Recommendations, Non-executive directors do not receive bonuses. They are required under the Company’s Constitution, to hold, or be the beneficial owner of, a minimum of 1,000 shares in the Company during their period of office.

Directors fees

2004-05
Non-Executive Directors appointed pre 30 June 2003	130,000
Non-Executive Directors appointed post 30 June 2003*	169,000

*Non-Executive Directors appointed after 30 June 2003 receive a higher fee as they are not eligible for retirement benefits granted to non-executive directors appointed prior to that date.

An equity-based plan also operates for the non-executive directors, approved at the 1999 Annual General Meeting. This plan links performance of the Company and the financial interests of shareholders by requiring the non-executive directors to have a proportion of their annual fees derived in shares rather than cash. Under the plan a minimum of 20% of Non-executive directors’ remuneration will be provided in the form of shares in the Company purchased on market. There is no discount to the market price. The non-executive directors are restricted in dealing in the shares for 10 years from the date of allocation or until either the non-executive director ceases to be a director, or a successful takeover is made of the Company.

Non-executive directors who chair or are members of any committees receive additional yearly fees. An additional fee is also payable to the non-executive director who chairs the Amcor Superannuation Fund. Below are the additional yearly fees payable:

	Audit and Compliance		Human Resources		Amcor Super
Financial year	Chair	Member	Chair	Member	Chair
2004-05	$25,000	$10,000	$12,500	$6,000	$15,000

Remuneration for extra services

Under Amcor’s Constitution, any Director who serves on any committee (other than any standing committee), who devotes special attention to the business of the Company, who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board. During the financial year, Mr Chris Roberts, undertook additional duties in his role as Executive Chairman from 8 December 2004 until 30 June 2005 and was duly compensated for the additional duties. The amount paid to him between 8 December 2005 and 30 June 2005 due to this incremental set of responsibilities was $565,217.

Retirement allowances for directors

Directors who participate in the Board’s retirement allowance plan receive a retirement payment comprising 60% of the average annual emoluments they received in the three years preceding retirement for each of the first five years of service, plus 30% of that same average for each subsequent year of service, pro rata to a maximum of six times the emoluments received in the year preceding retirement.  Any superannuation entitlements are deducted from this amount.

Other transactions with directors and specified executives

Directors of Amcor Limited

Nil

Other transactions with directors and specified executives

Specified executives of the controlled entity

Essential Marketing is a company that supplies various marketing services to the consolidated entity.  The company is owned by the daughter of G S James, a specified executive.  Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with specified executives of the consolidated entity are as follows:

Amounts recognised as expenses	2005	2004
	$	$

Provision of goods supplied at cost and marketing services	605,671	510,326

Aggregate amounts payable to specified executives of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	2005	2004
	$	$

Current Liabilities	64,500	63,515

NOTE 39. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005.  The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group (UIG) has issued interpretations corresponding to the International Accounting Standards Board (IASB) interpretations.  These Australian equivalents to IFRS are referred to hereafter as AIFRS.  The adoption of AIFRS will be reflected in the consolidated entity’s financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.

In complying with AIFRS, for the first time, the consolidated entity is required to restate the financial statements for the year ending 30 June 2005, to reflect the application of AIFRS.  Most adjustments required on transition to AIFRS are expected to be made retrospectively, against opening retained earnings as at 1 July 2004.

Prior to 30 June 2004, the consolidated entity commenced transitioning its accounting policies and financial reporting from current Australian Standards to AIFRS.  The consolidated entity set up a project team and engaged expert consultants to identify key areas potentially impacted by the transition to AIFRS.  As a result, dedicated resources were established to address each of the key areas identified.  The AIFRS project team worked to embed the transition to AIFRS into each of the business groups.  Processes were established in all business groups to inform and educate relevant staff of the transition polices and processes.   AIFRS accounting polices have been issued to all business groups to ensure the consistent application of AIFRS policies across the group.

The implementation of AIFRS, as currently interpreted, is substantially complete across the consolidated entity.   The AIFRS project team has been integrated back into the head office group financial reporting team and continues to monitor developments in AIFRS interpretation to ensure any changes are integrated into the policies, systems and procedures established for reporting the reconciliations and disclosures required under AIFRS.  In addition, business groups are in regular contact with the head office group financial reporting team to ensure a consistent interpretation of the AIFRS policies.  The Audit and Compliance Committee continues to monitor closely the consolidated entity’s implementation of AIFRS.

Impact of transition to AIFRS

The rules for first time adoption of AIFRS are set out in AASB 1 ‘First Time Adoption of Australian Equivalents to International Financial Reporting Standards’ (AASB 1).  The standard allows a number of exemptions to assist in the transition to reporting under AIFRS.  These have been assessed by the AIFRS project team, in order to determine the most appropriate accounting policy for the consolidated entity.

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP (AGAAP) to AIFRS, and the selection and application of AIFRS accounting policies, are based on expected or early adopted AIFRS standards.  Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation, in accordance with AIFRS, of the consolidated entity’s financial position, results of operations and cash flows.  As this note provides only a summary,  for a true and fair view to be presented under AIFRS, further disclosure and explanations will be required in the first complete AIFRS financial report (for the half-year ending 31 December 2005 and the year ending 30 June 2006).

There is a significant amount of judgement involved in the reconciliations from current AGAAP to AIFRS.  As such, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.  The figures disclosed in this Note are management’s current best estimates of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report.  The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (b) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations; and (c) changes to the consolidated entity’s operations.

Summary of transitional adjustments

Impact on statements of financial position

The following tables set out the expected adjustments to the statements of financial position of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005. The following tables should be read in conjunction with significant changes in accounting policies as set out on pages 74 to 81.

		1 July 2004			30 June 2005
			Transition			Transition
	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS
		$m	$m	$m	$m	$m	$m

CURRENT ASSETS
Cash assets		131.0	—	131.0	210.8	—	210.8
Receivables	(h)	1,551.4	199.7	1,751.1	1,685.9	157.8	1,843.7
Inventories		1,369.6	—	1,369.6	1,440.1	—	1,440.1

TOTAL CURRENT ASSETS		3,052.0	199.7	3,251.7	3,336.8	157.8	3,494.6

NON-CURRENT ASSETS
Receivables	(k)	81.8	(34.4)	47.4	71.6	(26.5)	45.1
Other financial assets		12.9	—	12.9	48.4	—	48.4
Property, plant and equipment	(a)(b)(c)(d)(f)	4,745.0	62.6	4,807.6	4,400.1	26.7	4,426.8
Intangibles	(c)	2,062.7	83.9	2,146.6	1,766.9	231.3	1,998.2
Deferred tax assets	(e)	238.8	143.1	381.9	176.2	154.6	330.8
Other		93.2	(1.1)	92.1	98.9	(2.6)	96.3

TOTAL NON-CURRENT ASSETS		7,234.4	254.1	7,488.5	6,562.1	383.5	6,945.6

TOTAL ASSETS		10,286.4	453.8	10,740.2	9,898.9	541.3	10,440.2

		1 July 2004			30 June 2005
	Note	AGAAP	Transition Impact	AIFRS	AGAAP	Transition Impact	AIFRS
		$m	$m	$m	$m	$m	$m

CURRENT LIABILITIES
Payables		1,831.1	4.9	1,836.0	1,991.8	3.5	1,995.3
Interest-bearing liabilities	(h)	728.5	201.0	929.5	729.2	158.0	887.2
Current tax liabilities		77.4	—	77.4	82.5	—	82.5
Provisions		339.7	(3.6)	336.1	290.4	0.2	290.6

TOTAL CURRENT LIABILITIES		2,976.7	202.3	3,179.0	3,093.9	161.7	3,255.6

NON-CURRENT LIABILITIES
Payables		13.2	7.6	20.8	0.7	4.1	4.8
Interest-bearing liabilities	(b)	1,776.2	169.9	1,946.1	1,747.8	165.6	1,913.4
Deferred tax liabilities	(e)	388.5	186.7	575.2	292.8	198.9	491.7
Provisions	(f)(i)	33.4	67.3	100.7	44.9	81.8	126.7
Defined benefit obligations	(g)	58.5	272.4	330.9	55.1	301.0	356.1
Undated subordinated convertible securities		332.3	—	332.3	301.1	—	301.1

TOTAL NON-CURRENT LIABILITIES		2,602.1	703.9	3,306.0	2,442.4	751.4	3,193.8

TOTAL LIABILITIES		5,578.8	906.2	6,485.0	5,536.3	913.1	6,449.4

NET ASSETS		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8

EQUITY
Contributed equity	(k)	3,351.9	(33.2)	3,318.7	3,348.1	(21.7)	3,326.4
Reserves	(a)(j)	(349.2)	349.2	—	(510.9)	370.4	(140.5)
Retained profits		1,614.3	(768.5)	845.8	1,446.9	(720.0)	726.9

Equity attributable to members of the parent entity		4,617.0	(452.5)	4,164.5	4,284.1	(371.3)	3,912.8

Minority interests in controlled entities		90.6	0.1	90.7	78.5	(0.5)	78.0

TOTAL EQUITY		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8

Impact on retained earnings

The expected impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

		Note	$m
Retained earnings as at 1 July 2004 under AGAAP			1,614.3
AIFRS reconciliation:

-	transfer from asset revaluation reserve	(a)	136.9
-	transfer from exchange fluctuation reserve	(j)	(486.1)
-	recognition of deficits in defined benefit plans	(g)	(269.8)
-	recognition of the net impact of decommissioning provisions	(f)	(32.5)
-	derecognition of start up and relocation costs	(a)	(34.9)
-	lease adjustments	(b)	(12.0)
-	deferral of government grants	(i)	(20.8)
-	other adjustments	(d)(k)	(5.7)
-	taxation effect of above adjustments	(e)	70.4
-	other tax adjustments	(e)	(114.0)

Retained earnings as at 1 July 2004 under AIFRS			845.8

Impact on statements of financial performance

The following table sets out the expected adjustments to the statements of financial performance of the consolidated entity for the year ended 30 June 2005:

		For the year ended 30 June 2005
		Transition
	Note	AGAAP	Impact	AIFRS
		$m	$m	$m

Revenues from sale of goods		11,099.6	—	11,099.6

Other revenues from ordinary activities	(a)(i)	174.7	(79.1)	95.6

Total revenue from ordinary activities		11,274.3	(79.1)	11,195.2

Expenses from ordinary activities excluding borrowing costs		(10,871.2)	193.9	(10,677.3)

Borrowing costs	(b)(g)(h)	(158.1)	(28.2)	(186.3)

PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE		245.0	86.6	331.6

Income tax (expense) / benefit relating to ordinary activities	(e)	(58.8)	(13.5)	(72.3)

PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE		186.2	73.1	259.3

Attributable to:
Members of the parent entity		173.2	73.0	246.2
Outside equity interests		13.0	0.1	13.1

		186.2	73.1	259.3

Summary of impact on net profit

The impact by type of adjustment, of the transition to AIFRS on net profit for the year ended 30 June 2005 is summarised below:

	Note	$m
Net profit as reported under AGAAP		186.2

Amortisation of goodwill	(c)	127.2
Tax loss utilisation adjustment to goodwill	(c)	(10.0)
Defined pension plan expense	(g)	(10.4)
Decommissioning expenses	(f)	(3.9)
Share-based payments	(k)	(3.7)
Start up costs	(a)	(3.4)
Government grants	(i)	(9.6)
Other	(a)(b)	0.4
Adjustment to income tax expense	(e)	(13.5)

Net profit under AIFRS		259.3

Set out below are the significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections made under AASB 1:

(a)                                  Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS.  However, at transition date, AASB 1 permits certain items of property, plant and equipment to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

Any asset revaluation reserve balance relating to these assets will be derecognised at transition and adjusted against retained earnings. At 1 July 2004, it is expected that $136.9 million for the consolidated entity, will be reclassified from asset revaluation reserve to retained earnings.

Other expected transition adjustments to property, plant and equipment totalling $62.6 million  for the consolidated entity, include assets under AGAAP sale and leaseback arrangements which are not recognised as such for AIFRS, refer note (b), the de-recognition of start up and relocation costs which have been capitalised under AGAAP and which are now specifically excluded from the cost of any asset under AASB 116 ‘Property, Plant and Equipment’, and the recognition of decommissioning costs as explained in note (f).  In addition, software costs previously recognised in plant and equipment have been reclassified to intangible assets, refer note (c).  The effect of these adjustments to property, plant and equipment at 30 June 2005 is expected to be $26.7 million.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.  For the consolidated entity an amount of $69.5 million is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b)                                  Leases

Operating leases

Under application of AASB 117 ‘Leases’, where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount, the lease rental expense being charged to the profit and loss will be an equal amount over the life of the lease unless another systematic basis is more representative of the time pattern of the benefit.

For the consolidated entity, this change in recognition of lease expense is expected to result in an increase in accrued lease expense of $7.5 million at 1 July 2004.  The current year impact for the consolidated entity is an increase in lease expense of $0.9 million.

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting.  The consolidated entity expects that this transaction will be treated as a secured borrowing and the properties reinstated on the balance sheet and recorded as an asset.  The consolidated entity expects that, under AIFRS this will result in an increase in property, plant and equipment of $163.3 million and an increase in interest bearing liabilities of $170.7 million at 1 July 2004.  For the year ended 30 June 2005, the consolidated entity expects payments made under the relevant agreements to be apportioned between interest expense and the loan liability.

(c)                                  Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet.  The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Year ended 30 June 2005

Business combinations that occurred on or after 1 July 2004 will be restated to comply with AIFRS.  All business combinations will be accounted for using the purchase method.  There are no adjustments expected in the consolidated entity.

Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable asset, liabilities and contingent liabilities acquired.

In respect of acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangibles assets not meeting the AIFRS recognition criteria and including relevant fair value adjustments at the date of acquisition.  No reclassifications are expected.

Goodwill will be stated at cost less any accumulated impairment losses.  Goodwill will be allocated to cash generating units (CGU’s) and tested annually for impairment (refer note (d) for further details on impairment testing).

For the year ended 30 June 2005, goodwill is expected to be adjusted by $10 million, representing deferred tax assets recognised in the current period, which would have been recognised at the time of acquisition had they met the separate recognition criteria at that time.  This reduction in carrying amount of goodwill is recognised as an expense.

Other intangible assets

Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses.

On transition, other intangible assets have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.  No impairment losses are expected on transition.

Certain software assets will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS.  This is expected to result in a reclassification of $84.2 million in the consolidated entity as at 1 July 2004 and $115.6 million as at 30 June 2005.

Amortisation

Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite.  Goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but will be tested for impairment annually.  Other intangible assets will be amortised from the date they are available for use.

For the year ended 30 June 2005 the reversal of goodwill amortisation provided under AGAAP, is expected to result in an increase in the AIFRS result for the year of $127.2 million for the consolidated entity.

(d)                                  Impairment

Under current AGAAP policy, the recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows or discounted cash flows as deemed appropriate.  Non-current assets are written down to the recoverable amount where the carrying value of any non-current asset exceeds the recoverable amount.

Under AIFRS, the recoverable amount of the consolidated entity’s non-current assets, excluding deferred tax assets, defined benefit assets, goodwill and indefinite life intangible assets will be reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. Under AIFRS, goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment annually.  If there is an indication that an asset is impaired (or for those tested annually), the recoverable amount will be estimated for the individual asset.  If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the CGU to which the asset belongs will be determined. CGU’s have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets.  Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount.  Recoverable amount is determined as the higher of fair value less costs to sell and value in use.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

An impairment assessment has been undertaken as at 1 July 2004.  The consolidated entity is expecting to recognise an impairment loss of $5.2 million, due to the impact of the change in the basis of impairment testing. This impairment is expected to be recognised as a decrease in retained earnings.

(e)                                  Income Taxes

Under AIFRS, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted, or substantively enacted, at reporting date.  A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.  In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Under AGAAP, deferred tax balances are determined using the income statement method, in which items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

As at 1 July 2004, an increase in deferred tax assets of the consolidated entity of $143.1 million is expected to be recognised, including the recognition of deferred tax assets relating to the AIFRS opening balance sheet adjustments for defined benefit plans and decommissioning provisions.

As at 1 July 2004, an increase in deferred tax liabilities of the consolidated entity of $186.7million is expected to be recognised including the recognition of deferred taxes liabilities relating to revalued assets, securitised assets and an additional liability due to deductible goodwill.

Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase from AGAAP by $154.6 million and $198.9 million respectively as at 30 June 2005.

There are no effects of recent interpretations of the Australian Tax Consolidation Regime for the consolidated entity.  As at 1 July 2004, the company expects the effect of this recent interpretation, offset by the tax effect of the defined pension obligations to derecognise deferred tax assets of $40.2 million and deferred tax liabilities of $167.4 million, with corresponding changes in retained earnings and intercompany receivables.   The company and wholly-owned subsidiaries in the tax-consolidated group will be required to recognise their own tax balances directly.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense of $13.5 million for the consolidated entity.

(f)                                    Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists.   At each reporting date, the liability is re-measured in line with changes in discount rates, timing and estimated cash flows.  Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as interest in the statement of financial performance as it occurs.

If the change in the liability results in a decrease in the liability that exceeds the carrying amount of the asset, the asset is written down to nil and the excess is recognised immediately in net profit. If the change in the liability results in an addition to the cost of the asset, the recoverability of the new carrying amount is considered. Where there is an indication that the new carrying amount is not fully recoverable, an impairment test is performed.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition.  Under current AGAAP, the costs of restoration are not recognised until the expenditure is incurred.   Under AIFRS, a provision for restoration costs must be recognised over the period of the lease and measured at the expected cost of restoration at each reporting date.

At transition, the present value of the required restoration provision was recognised. A corresponding asset, calculated as the amount of the liability discounted back to acquisition date, and accumulated depreciation from acquisition date to transition date, was recognised.  The net expected adjustment in the consolidated entity is an increase in the restoration provision of $52.4 million, and an increase in the net book value of assets of $19.9 million, resulting in a net decrease to retained earnings of $32.5 million.

The expected impact on the consolidated entity for the financial year ended 30 June 2005 is to decrease AGAAP net profit by $3.9 million due to higher depreciation and interest expenses under AIFRS.

(g)                                 Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted.

The discount rate will be the rate attaching to AAA credit rated bonds that have maturity dates which most closely match the terms of maturity of the related liabilities. Where AAA credit rated bonds are not available, and specifically for all Australian Dollar denominated obligations, the discount rate will be the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees will be recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense will be recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset will be limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

Under AGAAP, defined benefit plans are accounted for on a cash basis, with a defined benefit obligation of $58.5 million and no plan assets recognised in the balance sheet of the consolidated entity as at 30 June 2004.   As at 1 July 2004, the consolidated entity expects to recognise an additional net deficit, under AIFRS, in post-employment benefit plans of $272.4 million (the company: $73.9 million), resulting in a total defined benefit obligation under AIFRS of $330.9 million (the company: $73.9 million).  The consolidated entity expects the net effect on retained earnings, as at 1 July 2004, to be a decrease of $269.8 million which includes the effect of surplus plan assets of $2.6 million.

For the financial year ended 30 June 2005, the consolidated entity expects to recognise an increase in the defined benefit obligations under AIFRS of $25.2 million. This movement represents employee costs recognised in the statement of financial performance, actuarial losses expected to be recognised directly through retained earnings and the contributions made by the company.  Due to the amount of defined benefit obligation expense under

AGAAP, the impact on net profit under AIFRS for the year ended 30 June 2005 is an increased expense of $10.4 million.

(h)                                 Securitised receivables

Under AIFRS, trade receivables that have been securitised are expected to be brought back on balance sheet as the special purpose entity, established for the securitisation, is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the probability of risks and benefits in determining control, not just the possibility.  This is expected to result in an increase in both receivables and interest-bearing liabilities of $197.9 million at 1 July 2004 and $157.8 million at 30 June 2005 in the consolidated entity.

(i)                                    Government grants

Under AGAAP, contributions towards the acquisition of assets are recognised as revenue at the fair value of the grant received, when the consolidated entity gains control of the contribution.  Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

This is expected to result in an increase in liabilities of $20.8 million at 1 July 2004, with a corresponding adjustment to retained earnings.   The current year impact for the consolidated entity is expected to be a decrease in net profit and an increase in liabilities of $9.6 million.

(j)                                    Foreign currency

Financial statements of foreign operations

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the exchange fluctuation reserve (EFR) until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity in the consolidated entity determines its functional currency, i.e. the currency of the primary economic environment in which the entity operates, reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.  The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in EFR.

There are no expected changes in functional currency for the company or its subsidiaries on transition from AGAAP to AIFRS.

All foreign operations are translated into Australian dollars using the method described above, the previous AGAAP concept of ‘self sustaining’ foreign operations does not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised directly in the EFR attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

The AASB 1 election to reset the EFR balance under AGAAP to nil at the date of transition is expected to be adopted.  For the consolidated entity, at 1 July 2004 an amount of $(486.1 million) is expected to be reclassified from EFR to retained earnings.

(k)                                Share-based payments

Under current AGAAP, no expense is recognised for options issued to employees.  Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured using the Black-Scholes model. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002 (which have vested before 1 January 2005). Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings, resulting in a nil impact on equity on transition.

In addition, loans issued as part of the employee share scheme under AGAAP have been reflected as a reduction in both equity and receivable on transition to AIFRS.  The expected effect of this adjustment to the consolidated entity as at 1 July 2004 is $34.4 million.

For the financial year ended 30 June 2005, employee benefits expense and share capital are expected to be increased by $3.7 million in the consolidated entity representing the options expense for the period.

(l)                                    Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the profit or loss from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share for the financial year ending 30 June 2005, calculated on the AIFRS adjusted results, are expected to be:

	AIFRS	AGAAP

Basic EPS from continuing operations:	22.1 cents	13.8 cents
Diluted EPS from continuing operations:	22.0 cents	13.7 cents

(m)                              Financial instruments / insurance contracts

The company expects to utilise the election available in AASB 1 and not restate comparatives, up to 30 June 2005, for AASB 132 ‘Financial Instruments: Disclosure and Presentation’, AASB 139 ‘Financial Instruments: Recognition and Measurement’ and AASB 4 ‘Insurance Contracts’.

There are no expected adjustments in relation to these standards for 1 July 2004, or the financial year ended 30 June 2005, as current AGAAP is expected to continue to apply.  As at 1 July 2005, the expected adjustments are:

•                  The consolidated entity expects that, under AIFRS, it will be required to reclassify the Perpetual Amcor Convertible Reset Securities (PACRS) as debt rather than equity.   As at 1 July 2005, this is expected to result in an increase in liabilities and corresponding decrease in equity (apart from initial PACRS transaction costs) for the consolidated entity of $610 million.  Interest accruing on these reset securities will be recorded as a borrowing cost, rather than a distribution from retained earnings.  For the year ended 30 June 2005, distributions from retained earnings related to PACRS was $52 million.

•                  The consolidated entity expects that, under AIFRS, it will be required to recognise all derivative contracts, including any embedded derivatives that may be identified at fair value on the balance sheet.  The consolidated entity enters into interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity fixed price swaps and share appreciation options. At June 2005, the net fair value of these derivative financial instruments was $69.5 million.

•                  AIFRS recognises fair value hedge accounting, cash flow hedge accounting, and hedges of net investments in foreign operations.  Any ineffective portion of hedges will be recognised in the income statement, increasing volatility of reported profit.  The consolidated entity expects to predominantly use cash flow hedging, where appropriate, in respect of its interest rate risk hedges and foreign exchange hedges for forecast transactions. Hedge accounting will be applied to forecast capital expenditure commitments and other forecast transactions above a $0.5 million face value equivalent threshold and/or beyond a six month time frame, with any changes in fair value reflected in equity reserves. Where hedge accounting is not applied, changes in fair value will be recognised in the income statement.

•                  The consolidated entity holds investments in companies listed and not listed on stock exchanges which are currently carried at cost.  Under AIFRS, the consolidated entity expects that these investments will be categorised as available for sale and therefore restated to fair value with any gain or loss recognised directly to equity, through the statement of changes in equity.

NOTE 40. EVENTS SUBSEQUENT TO REPORTING DATE

(a) Dividends

Since 30 June 2005 the directors have declared a final dividend on ordinary shares payable on 28 September 2005 of approximately $149.4 million. This represents a dividend of 17 cents per share 22% franked at 30% tax rate.  The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 30 June 2005 and will be recognised in subsequent financial reports.

(b) Competition law investigations, related management changes and ACCC court proceedings

In November 2004, the Amcor Board first became aware of information that raised concerns about potential breaches of Australian and New Zealand competition laws.  The Board immediately took action to notify the ACCC and the NZCC.  On December 6, 2004, the Board resolved to accept offers of resignation (effective December 7, 2004) given by Mr Russell Jones (then Managing Director of the Company) and Mr Peter Sutton (then Managing Director, Amcor Australasia) from their employment within the Amcor Group.  The Board also terminated a consultancy arrangement with Mr Peter Brown, Managing Director of Amcor Australasia until October 2003.

Subsequently, the Amcor Board announced appointments to its new senior management team:

•                  On July 1, 2005, Mr Ken MacKenzie (formerly Group Managing Director of the Amcor Rentsch and Closures business based in Switzerland) assumed the position of CEO and Managing Director of the Amcor Group;

•                  On July 12, 2005, Mr Louis J Lachal became Managing Director of Amcor Australasia;

•                  On July 12, 2005, Mr Darryl Roberts became Group General Manager, Fibre Packaging Group, Amcor Australasia.

On December 21, 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives.  The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry.  The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC alleges that between 2000 and late 2004 the Visy respondents entered into and gave effect to anti-competitive arrangements with its principal competitor Amcor in the supply, throughout Australia, of corrugated fibreboard containers.

The ACCC is seeking the following court orders:

•                  declarations that the conduct contravened section 45 of the Act

•                  injunctions restraining similar conduct in the future

•                  pecuniary penalties against each of the respondents

•                  trade practices training or compliance programs by the respondents, and

•                  costs.

The ACCC also announced on December 21, 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC.  The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003).  Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct.   The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.

The NZCC investigation of conduct by Amcor which raised concerns under New Zealand’s competition laws is incomplete.  As previously advised, Amcor has been granted conditional immunity by the NZCC.

Amcor has also undertaken its own investigation of conduct that might raise potential concerns under Australian and New Zealand competition laws.  Consistent with the requirements of both the ACCC and NZCC for Amcor to provide full cooperation to each of them, the Company’s internal investigation was merged with the investigations being conducted by the ACCC and NZCC.

Third Party Claims

The granting of immunity by the ACCC and the NZCC does not exclude or limit the rights of third parties who may claim to have suffered loss or damage as a result of a contravention of Australian or New Zealand competition laws to commence legal proceedings for damages and other relief against those involved in the contravention.  No such third party proceeding has been commenced to date.

No reliable assessment can be made at present of the prospects of success of any such third party claim or the quantum of damages that may arise in the context of any third party proceeding or whether there will be any loss of customers by Amcor.  Although it is not possible to establish a reasonable range of any damages that may be awarded if third party proceedings are commenced, there can be no assurance that any damages ultimately awarded will not be material to the results of the operations or the financial condition of Amcor.

(c) Further interest acquired in Vision Grande

Amcor announced on December 28 that it has entered into an agreement with Vision Grande to sell its two China tobacco packaging operations to Vision Grande.  These plants are located in Beijing and Qingdao.  The consideration for the sale is 121.1 million Vision Grande shares and represents a valuation of HK$4.20 per share to Amcor.  Vision Grande has also agreed to allot and issue 16.67 million new shares at a subscription price of HK$4.20 per share to Amcor.

In view of these transactions, Amcor does not intend to exercise its existing option to purchase 96 million shares at HK$2.50 per share, which expires on December 31, 2005.  Instead, Vision Grande and Amcor have entered into a new agreement under which Vision Grande has agreed to allot and issue a further 96 million shares at a subscription price of HK$2.50 per share, in order to supersede the previous option and bundle it together with the sale of the Chinese tobacco packaging operations and the new subscription.  Completion of all three transactions will take place contemporaneously.

All three components of the agreement being the sale of assets, new shares subscription and further share subscription, are subject to regulatory approval in Hong Kong and approval of the independent shareholders of Vision Grande.  Amcor will not be eligible to vote on these resolutions.  After completion of these transactions, Amcor will own approximately 44% of the issued capital of Vision Grande.  Amcor will also have the right to appoint the Chairman and a majority of Directors to the Board of Vision Grande.

Note 41 RECONCILIATION OF ACCOUNTS TO US GAAP

The financial statements of the consolidated entity are prepared in accordance with AGAAP (refer Note 1), which differs in certain significant respects from accounting principles generally accepted in the United States of America (‘US GAAP’).  The financial analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of AGAAP.

Reconciliation to US GAAP

The following is a summary of the major differences to consolidated net income and consolidated comprehensive income for the years ended June 30, 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of AGAAP.

		For the Years Ended June 30
		(in millions of A$)
Consolidated Statements of Income	Note	2005	2004	2003
			As Restated	As Restated

Net profit reported using AGAAP		173.2	345.7	361.3
Property, plant and equipment	41 (lll)(a)	58.0	5.9	1.8
Provisions	41 (lll)(b)	5.5	3.2	(8.1)
Pension plans	41 (lll)(c)	(29.6)	(11.5)	24.1
Start-up costs	41 (lll)(d)	(1.7)	0.4	(0.4)
Goodwill	41 (lll)(e)	96.9	127.6	136.8
Employee share schemes	41 (lll)(f)	(7.3)	(18.0)	(31.1)
Research and development	41 (lll)(g)	(0.6)	(1.4)	(5.5)
Derivatives and hedging activities	41 (lll)(h)	(0.7)	(14.0)	(28.8)
Grant income	41 (lll)(i)	(12.0)	(4.3)	(5.3)
Business combinations	41 (lll)(j)	0.1	(0.8)	(11.1)
PACRS	41 (lll)(k)	(62.1)	(61.4)	(60.3)
Differences in application of GAAP on deferred taxes	41 (lll)(p)	(27.0)	(8.4)	(12.6)
Restructuring	41 (lll)(q)	17.9	—	—
Asset retirement obligations	41 (lll)(r)	(5.9)	(8.5)	(8.3)
Lease commitments	41 (lll)(s)	(0.7)	(1.4)	—
Tax effect of above adjustments, net		1.7	11.2	12.0

Net income before cumulative effect of change in accounting principle according to US GAAP		205.7	364.3	364.5

Cumulative effect of an accounting change for asset retirement obligations (net of income taxes)	41 (ll)(c)	—	—	(9.0)

Net income in accordance with USGAAP		205.7	364.3	355.5

Other comprehensive loss, net of taxes:
Foreign currency translation adjustment		(170.2)	(144.9)	(299.0)
Unrealized gains/(losses) on available for sale investments, net of tax benefit of $1.0 million (net of tax expense 2004 $0.5 million)	41 (lll)(o)	(2.3)	1.1	—
Pension plan additional minimum liability, net of tax benefit of $15.4 million (2004 $3.0 million, 2003 $13.5 million)	41 (lll)(c)	(34.9)	(6.8)	(25.1)

Total other comprehensive loss		(207.4)	(150.6)	(324.1)

Comprehensive income/(loss) according to US GAAP		(1.7)	213.7	31.4

Foreign currency translation gains (losses) reclassified to net income was A$ 4.8 million, A$ (65.8) million and A$ 1.5 million for the years ended June 30, 2005, 2004 and 2003, respectively.

		For the Years Ended June 30
		(in millions of A$, except for share and per share data)
		2005	2004	2003
			As Restated	As Restated

Accumulated other comprehensive income /(loss) balances (net of taxes):
Foreign currency translation adjustment		(670.9)	(500.7)	(355.8)
Unrealized gains/(losses) on available for sale investments, net of tax benefit of $0.3 million (net of tax expense 2004 $0.5 million)	41(lll) (o)	(1.2)	1.1	—
Pension plan additional minimum liability, net of tax benefit of $31.9 million (2004 $16.5 million, 2003 $13.5 million)	41(lll) (c)	(73.5)	(38.6)	(31.8)

Total accumulated other comprehensive loss		(745.6)	(538.2)	(387.6)

Earnings per share calculation according to US GAAP

Net profit before cumulative effect of accounting change		205.7	364.3	364.5
- Accounting change		—	—	(9.0)

Net profit		205.7	364.3	355.5
After tax cost of interest on convertible securities		—	55.2	6.1

Diluted net profit		205.7	419.5	361.6

Reconciliation of average number of shares
Basic average number of shares (m’s)		879.0	867.1	835.2
Effect of partly paid shares (m’s)		0.2	0.3	0.4
Effect of employee options (m’s)		1.3	2.7	3.7
Effect of convertible securities (m’s)		—	53.7	18.0
Effect of PACRS (m’s)		—	92.1	—

Dilutive average number of shares (m’s)		880.5	1,015.9	857.3

Basic earnings per share calculated on net income in accordance with USGAAP
- before cumulative effect of accounting change		$0.23	$0.42	$0.44
- from cumulative effect of accounting change		—	—	$(0.01)
Basic earnings per share		$0.23	$0.42	$0.43
Diluted earnings per share		$0.23	$0.41	$0.42

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(in millions)
Potential common shares (1)	144.8	—	128.1
Options over common shares (2)	15.9	11.3	—

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

The following are the differences in the consolidated balance sheet, specifically total assets, as at June 30, 2005 and 2004 that would be required if US GAAP had been applied instead of AGAAP.

		At June 30
		(in millions of A$)
	Note	2005	2004
			As Restated
Consolidated Balance Sheets

Total Assets reported using AGAAP		9,898.9	10,286.4
Property, plant and equipment	41 (lll)(a)	43.8	(24.2)
Pension plans	41 (lll)(c)	48.6	66.1
Start-up costs	41 (lll)(d)	(15.7)	(14.9)
Goodwill	41 (lll)(e)	600.5	529.3
Employee share schemes	41 (lll)(f)	(26.6)	(34.4)
Research and development	41 (lll)(g)	(6.8)	(6.9)
Derivative instruments and hedging activities	41 (lll)(h)	(0.8)	12.0
Business combinations	41 (lll)(j)	(87.2)	(92.1)
PACRS	41 (lll)(k)	3.2	6.2
Reclassification of deferred tax balances	41 (lll)(l)	(293.2)	(327.4)
Non-recourse receivables securitization program	41 (lll)(n)	157.8	197.9
Unrealized gains on available for sale investments	41 (lll)(o)	(1.2)	1.6
Differences in application of GAAP on deferred taxes	41 (lll)(p)	94.9	96.8
Asset retirement obligations	41 (lll)(r)	17.0	21.3
Lease commitments	41 (lll)(s)	—	0.1
Deferred tax effect of above adjustments		75.0	56.3

Total Assets according to US GAAP		10,508.2	10,774.1

The following is a summary of the major adjustments to consolidated shareholders’ equity as at June 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of AGAAP.

		At June 30
		(in millions of A$)
	Note	2005	2004	2003
			As Restated	As Restated

Consolidated Shareholders’ Equity at Year End

Shareholders’ Equity reported using AGAAP		4,284.1	4,617.0	4,439.8
Property, plant and equipment	41 (lll)(a)	(148.7)	(210.2)	(216.7)
Provisions	41 (lll)(b)	22.9	17.4	14.2
Pension plans	41 (lll)(c)	(31.1)	29.7	48.1
Start-up costs	41 (lll)(d)	(15.8)	(15.0)	(22.4)
Goodwill	41 (lll)(e)	566.7	489.4	369.0
Employee share schemes	41 (lll)(f)	(26.6)	(34.4)	(34.5)
Research and development	41 (lll)(g)	(7.0)	(6.9)	(5.5)
Derivative instruments and hedging activities	41 (lll)(h)	(18.1)	(1.1)	19.1
Grant income	41 (lll)(i)	(30.9)	(22.1)	(17.8)
Business combinations	41 (lll)(j)	(71.0)	(75.9)	(75.1)
PACRS	41 (lll)(k)	(597.8)	(587.9)	(578.9)
Unrealized gains on available for sale investments	41 (lll)(o)	(1.7)	1.6	—
Differences in application of GAAP on deferred taxes	41 (lll)(p)	(33.6)	(10.2)	5.8
Restructuring	41 (lll)(q)	17.4	—	—
Asset retirement obligations	41 (lll)(r)	(34.2)	(29.6)	(20.9)
Lease commitments	41 (lll)(s)	(7.8)	(7.7)	(6.5)
Income tax effect of above adjustments		17.4	15.5	5.2

Shareholders’ Equity according to US GAAP		3,884.2	4,169.6	3,922.9

Roll Forward Analysis of Shareholders’ Equity under US GAAP

Opening shareholders’ equity according to US GAAP		4,169.6	3,922.9	3,947.6
Net income in accordance with US GAAP		205.7	364.3	355.5
Decrease/(increase) in employee loans		7.8	0.1	(7.1)
Other comprehensive loss		(212.2)	(84.8)	(325.6)
Employee share scheme compensation expense		7.3	18.0	31.1
Ordinary shares issued		11.6	216.6	162.5
Share buy back		(15.4)	—	—
Final 2004 dividend paid 1 October 2004		(140.6)	(127.6)	(115.5)
Interim 2005 dividend paid 31 March 2005		(149.6)	(139.7)	(125.3)
Other		—	(0.2)	(0.3)

Closing shareholders’ equity according to US GAAP		3,884.2	4,169.6	3,922.9

Consolidated Statements of Cash Flows

US GAAP Reconciliation

The statement below shows the adjustments to be made to the Australian GAAP cash flow statement to reclassify it to comply with US GAAP for the years ended June 2005, 2004 and 2003.

		At June 30
		(in millions of A$)
	Note	2005	2004	2003
			As Restated	As Restated
Net cash from operating activities as reported using Australian GAAP		857.4	1,031.8	874.7

Reclassification of net cash received from securitised receivables to financing for US GAAP	41 (lll)(n)	40.1	(7.4)	(190.5)
Reclassification of capitalized payments expensed for US GAAP	41 (lll)(g)	(0.6)	(1.4)	(5.5)
Reclassification of finance charges on capitalised leases		(3.9)	(4.7)	(6.3)

Net cash from operating activities - US GAAP		893.0	1,018.3	672.4

Net cash from investing activities as reported using Australian GAAP		(599.9)	(1,061.3)	(3,503.9)

Reclassification of capitalised payments expensed for US GAAP	41 (lll)(g)	0.6	1.4	5.5

Net cash from investing activities - US GAAP		(599.3)	(1,059.9)	(3,498.4)

Net cash from financing activities as reported using Australian GAAP		(153.3)	106.6	397.7

Movements in restricted cash not classified as cash and cash equivalents for US GAAP		—	—	2,118.0
Changes in bank overdrafts (net)		(11.2)	(88.7)	78.3
Reclassification of net cash received from securitised receivables from operating for US GAAP	41 (lll)(n)	(40.1)	7.4	190.5
Reclassification of finance charges on capitalised leases		3.9	4.7	6.3

Net cash from financing activities - US GAAP		(200.7)	30.0	2,790.8

Net (decrease)/increase in cash and cash equivalents - US GAAP		93.0	(11.6)	(35.2)

Cash and cash equivalents at the beginning of the year - US GAAP		148.3	162.0	207.0
Effects of exchange rate changes on opening foreign currency cash balances - US GAAP		(11.5)	(2.1)	(9.8)

Cash and cash equivalents at the end of the year - US GAAP		229.8	148.3	162.0

Reconciliation of cash and cash equivalents for US GAAP:

Cash and cash equivalents as reported - Australian GAAP		213.8	121.1	46.1
Add back bank overdrafts		16.0	27.2	115.9

Cash and cash equivalents in accordance with US GAAP		229.8	148.3	162.0

I) Basis of Presentation

Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows on F-4 has been prepared in accordance with AGAAP, the objective and principles of which are similar to those set out in US GAAP.  The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents:

• Cash and cash equivalents under AGAAP, as disclosed on F-5 includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts.  As disclosed in the reconciliation on F-116 bank overdrafts are added back to the AGAAP cash and cash equivalents to derive cash and cash equivalents under US GAAP.

• Under US GAAP, net activity in bank overdrafts is disclosed as components of cash flow from financing activities.

• Under US GAAP, cash classified as restricted is excluded from cash from the Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

• In respect of the securitization of non-recourse receivables, the cash inflows directly from the receivables collection during the financial year are reported as operating under AGAAP and US GAAP.  At year end, the sale of these receivables is accounted for as secured borrowings under US GAAP and therefore the net movement in the facility over the year is classified as financing.

• In respect of finance charges on capital lease payments, the cash outflows are reported as financing under AGAAP and operating under US GAAP.

• Other differences in the US GAAP statement of cash flows relate to those items capitalized under AGAAP (included in the cash flows from investing activities) that are expensed under US GAAP ( included in cash flows from operating activities).

Revenue Recognition

Revenue is recognised for US GAAP purposes when all of the following criteria are met:

(a)          persuasive evidence of an arrangement exists,

(b)         delivery has occurred,

(c)          the price to the customer is fixed or determinable and,

(d)         collectability is reasonably assured

The above criteria for revenue recognition are similar to AGAAP and accordingly no US GAAP differences arise.

Classification of Other Revenue

Under AGAAP, proceeds from the sale of non-current assets are recorded as other revenues from ordinary activities and the carrying value of assets sold is included in expenses.  Under US GAAP, the difference between the sales proceeds and the carrying value of the assets sold would be presented as a net gain or loss and included in the determination of operating income.

Foreign Currency Translation

The Consolidated entity translates the financial statements of self sustaining operations in hyper-inflationary economies in accordance with International Accounting Standard No. 21 “The effects of changes in foreign exchange rates” as amended in 1993, using the historical cost-constant currency approach.  Such amounts presented comply with financial statement requirements of Form 20-F and are different from that required by US GAAP.

II) Restatement of Certain Financial Measures under US GAAP

Certain US GAAP financial measures for the years ended June 30, 2002, June 30, 2003 and June 30, 2004 have been restated to correct errors identified in 2005.  During the 2005 financial year, Amcor undertook a process of transitioning its financial reporting under AGAAP to reporting according to AIFRS. Consequently a number of accounting errors were detected in previously reported US GAAP amounts.

The impact of the correction of these errors on the applicable financial statement measures determined under US GAAP is as follows:

		2004			2003
	Ref	As previously reported	Adjustments	As Restated	As previously reported	Adjustments	As Restated
		A$m	A$m	A$m	A$m	A$m	A$m
Effect on Consolidated Statements of Income

Property, plant and equipment	ii a) & e)	7.7	(1.8)	5.9	8.3	(6.5)	1.8
Pension plans	ii b)	10.8	(22.3)	(11.5)	1.5	22.6	24.1
Asset retirement obligations	ii c)	—	(8.5)	(8.5)	—	(8.3)	(8.3)
Lease commitments	ii d)	—	(1.4)	(1.4)	—	—	—
Derivatives and hedging activities	ii g)	(14.0)	—	(14.0)	(29.5)	0.7	(28.8)
PACRS	ii g)	(62.4)	1.0	(61.4)	(62.1)	1.8	(60.3)
Differences in application of GAAP on deferred taxes	ii f)	(14.1)	5.7	(8.4)	—	(12.6)	(12.6)
Tax effect of above adjustments,net	ii a) b) c) d) e) f)	2.3	8.9	11.2	12.8	(0.8)	12.0
Transition adjustment on adoption of new policy for asset retirement obligations	ii c)	—	—	—	—	(9.0)	(9.0)
Net income in accordance with US GAAP		382.7	(18.4)	364.3	367.6	(12.1)	355.5

Effect on other comprehensive loss, net of taxes

Foreign currency translation adjustment	ii i)	(137.1)	(7.8)	(144.9)	(283.8)	(15.2)	(299.0)
Unrealized gains on available for sale investments, net of tax expense of $0.5m	ii h)	6.9	(5.8)	1.1	—	—	—
Pension plan additional minimum liability, net of tax benefit of $3.0 million (2003 $13.5 million)	ii b)	(6.5)	(0.3)	(6.8)	(25.3)	0.2	(25.1)
Total other comprehensive loss		(136.7)	(13.9)	(150.6)	(309.1)	(15.0)	(324.1)

Effect on accumulated other comprehensive income balances (net of taxes)

Foreign currency translation adjustment	ii i)	(493.4)	(7.3)	(500.7)	(356.3)	0.5	(355.8)
Unrealized gains on available for sale investments, net of tax expense of $0.5m	ii h)	6.9	(5.8)	1.1	—	—	—
Pension plan additional minimum liability, net of tax benefit of $16.5 million (2003 $13.5 million)	ii b)	(38.5)	(0.1)	(38.6)	(32.0)	0.2	(31.8)
Total accumulated other comprehensive income		(525.0)	(13.2)	(538.2)	(388.3)	0.7	(387.6)

	For the Years Ended June 30
	2004	2003
Basic earnings per share before cumulative effect of change in accounting principle – previously disclosed	$0.44	$0.44
Basic earnings per share before cumulative effect of change in accounting principle – restated	$0.42	$0.44
Basic earnings per share – previously disclosed	$0.44	$0.44
Basic earnings per share – restated	$0.42	$0.43
Diluted earnings per share before cumulative effect of change in accounting principle – previously disclosed	$0.43	$0.44
Diluted earnings per share before cumulative effect of change in accounting principle – restated	$0.41	$0.43
Diluted earnings per share – previously disclosed	$0.43	$0.44
Diluted earnings per share – restated	$0.41	$0.42

		2004
		As previously reported	Adjustments	As Restated
		A$m	A$m	A$m
Effect on consolidated balance sheets

Property, plant & equipment	ii a) & e)	(11.0)	(13.2)	(24.2)
Pension plans	ii b)	82.0	(15.9)	66.1
Start up costs	ii a)	(14.0)	(0.9)	(14.9)
Goodwill	ii b)	508.4	20.9	529.3
Derivative instruments and hedging activities	ii g)	11.3	0.7	12.0
PACRS	ii g)	5.6	0.6	6.2
Reclassification of deferred tax balances	ii a) b) c) d) e) f)	(271.2)	(56.2)	(327.4)
Unrealized gains on available for sale investments	ii h)	7.4	(5.8)	1.6
Asset retirement obligations	ii c)	—	21.3	21.3
Lease commitments	ii d)	—	0.1	0.1
Differences on application of deferred tax balances	ii f)	26.2	70.6	96.8
Deferred tax effect on adjustments	ii a) b) c) d) e) f)	31.9	24.4	56.3
Total Assets according to US GAAP		10,727.5	46.6	10,774.1

		2004			2003
		As previously reported	Adjustments	As Restated	As previously reported	Adjustments	As Restated
		A$m	A$m	A$m	A$m	A$m	A$m

Effect on Consolidated Shareholders’ Equity at Year End

Property, plant & equipment	ii a) & e)	(181.2)	(29.0)	(210.2)	(188.9)	(27.8)	(216.7)
Pension plans	ii b)	26.5	3.2	29.7	22.2	25.9	48.1
Start up costs	ii a)	(14.0)	(1.0)	(15.0)	(21.4)	(1.0)	(22.4)
Derivative instruments and hedging activities	ii g)	2.0	(3.1)	(1.1)	22.2	(3.1)	19.1
Goodwill	ii b)	508.4	(19.0)	489.4	387.8	(18.8)	369.0
Unrealized gains on available for sale investments	ii h)	7.4	(5.8)	1.6	—	—	—
PACRS	ii g)	(591.6)	3.7	(587.9)	(581.6)	2.7	(578.9)
Asset retirement obligations	ii c)	—	(29.6)	(29.6)	—	(20.9)	(20.9)
Lease commitments	ii d)	—	(7.7)	(7.7)	—	(6.5)	(6.5)
Differences on application of deferred taxes	ii f)	10.0	(20.2)	(10.2)	23.8	(18.0)	5.8
Income tax effect of above adjustments	ii f)	0.7	14.8	15.5	(0.9)	6.1	5.2
Shareholders Equity according to US GAAP		4,263.3	(93.7)	4,169.6	3,984.3	(61.4)	3,922.9

Effect on Roll Forward Analysis of Shareholders’ Equity under US GAAP

Opening shareholders’ equity according to US GAAP		3,984.3	(61.4)	3,922.9	3,981.8	(34.2)	3,947.6
Net income/(loss) in accordance with US GAAP		382.7	(18.4)	364.3	367.6	(12.1)	355.5
Other comprehensive loss		(71.2)	(13.6)	(84.8)	(310.6)	(15.0)	(325.6)
Other		0.1	(0.3)	(0.2)	(0.2)	(0.1)	(0.3)
Closing shareholders’ equity according to US GAAP		4,263.3	(93.7)	4,169.6	3,984.3	(61.4)	3,922.9

The following information provides a description of the nature of the errors and the effect of the correction on each financial statement line item.

a)              Property, plant & equipment

In our previously published financial statements there was no US GAAP adjustment to derecognize certain relocation costs capitalized under AGAAP.  Under AGAAP, such costs have been capitalized as it was considered that such costs added future economic value to the asset which would be recouped over its continued use.

As at July 1, 2002, the previous misapplication of US GAAP has resulted in a correction of a decrease in retained earnings of $14.4 million, a decrease in property, plant & equipment of $20.6 million and an increase in deferred tax assets of $6.2 million.

In addition to this correction the USGAAP adjustment for start up costs has been corrected for a calculation error.  As at July 1, 2002, the correction to this error has resulted in a correction of a decrease in retained earnings of $2.1 million, a decrease in property, plant & equipment of $0.9 million and an increase in deferred tax assets of $1.1 million and an increase in the exchange fluctuation reserve of $0.1 million.

The following table details the above corrections by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Property, Plant & Equipment	Deferred Tax Asset	Deferred Tax Liability	Exchange Fluctuation Reserve	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m
June 30 2003	0.1	0.1	(21.3)	(6.1)	(11.4)	0.4	(16.4)
June 30 2004	(0.9)	(0.4)	(21.9)	(4.1)	(9.3)	0.1	(16.8)

b)             Pension plans

In our previously published financial statements, the US GAAP adjustment for defined benefit pension plans was incorrectly stated due to the erroneous exclusion of certain plans from the FAS 87 “Employers’ Accounting for Pensions” calculations.  Under AGAAP liabilities for defined benefit pension plans are not recorded on balance sheet but identified as part of a disclosure note.

The effect of this correction at July 1, 2002 is to increase goodwill by $29.2 million, increase deferred tax assets by $9.0 million and increase defined benefit obligations by $38.2 million.  In addition there were a number of plans that existed prior to July 1, 2002. The effect of the corrections in relation to these plans at July 1, 2002 is to increase retained earnings by $1 million, decrease exchange fluctuation reserve by $0.5 million, decrease goodwill by $4.3 million and increase deferred tax assets by $4.9 million

The following table details the correction by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Total Assets	Goodwill (1)	Deferred Tax Asset	Deferred Tax Liability	Defined Benefit Obligations	Exchange Fluctuation Reserve	OCI	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
June 30 2003	22.6	15.0	20.8	22.9	6.7	—	32.5	1.7	0.2	16.0
June 30 2004	(22.3)	(16.5)	—	24.0	6.7	(5.8)	35.5	1.6	(0.1)	(0.5)

(1) See Note 41 ii) i) as the goodwill includes $19.0 million of accumulated foreign exchange fluctuation.

c)              Asset Retirement Obligations

In our previously published financial statements, the US GAAP adjustment for asset retirement obligations was not recorded. The error arose from the non recognition of transition adjustments on adoption of SFAS 143 “Accounting for Asset Retirement Obligations” as at July 1, 2002.  Under AGAAP the costs of asset retirement obligations are not recognised until the expenditure is incurred.

An assessment of the identified asset retirement obligations in accordance with the requirements of SFAS 143 was subsequently undertaken.  The balance sheet effect of the correction in the initial adoption of this standard on 1 July, 2002, is to reduce retained earnings by $9 million, increase property plant and equipment by $27.4 million, increase deferred tax assets by $12.9 million, increase deferred tax liabilities by $9.0 million and increase total liabilities by $40.4 million.  The initial adoption of SFAS 143 has resulted in a cumulative-effect adjustment to net income of $9 million, net of tax benefit of $3.9 million, for the Group as at July 1, 2002.

The following table details the correction by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Property, plant & equipment	Deferred Tax Assets	Deferred Tax Liability	Provisions	Exchange Fluctuation Reserve	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m	$m
June 30 2003	(8.3)	(5.7)	23.2	13.9	7.5	43.9	0.4	(14.7)
June 30 2004	(8.5)	(5.9)	21.3	16.0	6.9	50.8	0.2	(20.5)

d)             Straight line of lease payments

In our previously published financial statements, the US GAAP adjustment for straight line of lease payments was not recorded due to the misapplication of US GAAP.  Under AGAAP operating leases were expensed through the profit and loss in accordance with the payments made under such leases with no distinction between base lease payments and contingent lease payments.

The effect of this correction at July 1, 2002, is to reduce retained earnings by $5.7 million, decrease exchange fluctuation reserve by $0.2 million and increase deferred tax assets by $1.6 million and increase interest bearing liabilities by $7.5 million.  The following table details the correction by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Deferred Tax Assets	Other Assets	Interest Bearing Liabilities	Exchange Fluctuation reserve	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m
June 30 2003	—	—	1.3	—	6.3	0.7	(5.7)
June 30 2004	(1.4)	(1.4)	1.2	0.1	7.5	0.9	(7.1)

e)              Sale and leasebacks

Sale and leaseback where substantially all of the use of the property was retained

In our previously published financial statements, the US GAAP adjustment for capital sale and leaseback transactions was incorrectly stated due to a calculation error in the year ended June 30, 2002 for the proportion of lease interest expense and lease liability paid, which has had consequential implications for the years ended June 30, 2003 and June 30, 2004.  In addition to this calculation error a misapplication of USGAAP has been corrected to adjust for transactions costs which were erroneously netted off against the liability.

The correction of these errors at July 1, 2002 resulted in a decrease in retained earnings of $8.1 million, an increase in prepaid transaction costs of $8.4 million and an increase in interest bearing liabilities of $9.4 million and an increase in deferred tax liability of $7.1 million

Sale and leaseback transactions where less than substantially all of the use of the property was retained

In our previously published financial statements, the US GAAP adjustment for operating sale and leaseback transactions was incorrectly stated due to a misapplication of US GAAP.  Certain properties were sold and leased back under an operating lease agreement during the year ended June 30, 2003.  These were recorded as an effective sale and leaseback for AGAAP purposes.  For US GAAP purposes, however, as more than a minor part but less than substantially all of the use of the property was retained, profit in excess of the present value of the minimum lease payments should have been recognised at the date of sale, while the balance should have been deferred and amortised over the life of lease against the future operating lease payments.

The following table details the corrections by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Prepaid Transaction Costs	Interest Bearing Liabilities	Deferred Tax Liability	Deferred Tax Asset	Exchange Fluctuation Reserve	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m	$m
June 30 2003	(6.6)	(4.9)	8.2	15.5	7.1	1.6	0.2	(13.0)
June 30 2004	(0.9)	(0.9)	7.8	15.2	7.2	1.4	0.8	(13.9)

f)                Deferred tax

In our previously published financial statements, the US GAAP adjustment for deferred tax was incorrectly stated by $2.7 million due to a calculation error.     As a result of this correction, for the year ended June 30, 2003, deferred tax assets have been increased by $2.7 million and tax expense decreased by $2.7 million.   The correction of the error in June 30, 2003, has been carried forward to June 30, 2004, resulting in an increase in total equity and deferred tax assets in the year ended June 30, 2004 of $2.7 million.

In Amcor’s previously published financial statements, the US GAAP adjustment for deferred tax liabilities, was incorrectly stated due to assumptions regarding the timing of reversal of the deferred tax liabilities and deferred tax assets that were a) acquired as part of the Schmalbach-Lubeca, Sunclipse and CNC acquisitions and b) subsequent deferred tax balances resulting from the operation of these entities.   In addition incorrect assumptions were drawn regarding the recoverability of deferred tax timing assets and net operating losses.  During the transition to AIFRS, additional work was completed by management which concluded that these previous timing and recoverability assumptions were incorrect.   As a result an adjustment to deferred tax liabilities and deferred tax assets has been recognised against income tax expense and in relation to the acquired tax assets, net operating losses and tax liabilities, against goodwill.

Under AGAAP, unbooked deferred timing differences and unbooked net operating losses are not recognised on the balance sheet. Under USGAAP it is a requirement to recognise all deferred tax assets and liabilities and where appropriate assess deferred tax assets for recoverability and if assessed as not recoverable, recognise a valuation allowance.

As at July 1, 2002, the correction of this adjustment has resulted in an increase in deferred tax liabilities of $80.1 million, an increase in goodwill of $71.9 million, and a decrease in retained earnings of $8.2 million.

The following table details the correction by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Income Tax Expense	Deferred Tax Asset	Deferred Tax Liability	Goodwill	Exchange Fluctuation Reserve	Retained Earnings
	$m	$’m	$m	$m	$m	$m
June 30 2003 (1)	9.9	2.7	80.2	62.2	2.8	(18.1)
June 30 2004	(5.7)	34.5	90.8	38.6	(5.3)	(12.4)

(1)  Income tax expense includes a credit of $2.7m, and deferred tax assets a corresponding debit related to tax effect of above adjustments in the US GAAP asset and income tax expense reconciliation.

g)             Derivatives and hedging

In our previously published financial statements, the US GAAP adjustment for net investment hedging was incorrectly stated in June 30, 2002 US GAAP equity.   This is a result of an error in calculating the effective hedge of a net investment.   As a result of this correction, the opening balance of the exchange fluctuation reserve has been credited by $3.8 million and retained earnings has decreased $3.8 million as at July 1, 2002.   This adjustment has been carried forward and corrected in the years ended June 30, 2003 and 2004.

In addition in our previously published financial statements there has been no US GAAP adjustment recorded to amortise borrowing costs on an effective interest rate method, compared to the straight line method used under AGAAP.  US GAAP requires that loan origination costs (including securitized assets) should be capitalised and amortised over the life of the loan using the effective interest method.  The correction of this misapplication of USGAAP has resulted in an increase in retained earnings of $1.2 million, a decrease in paid up capital of $0.3m and increase in other assets of $0.1 million, and a decrease in interest bearing liabilities of $0.9 million as at July 1, 2002.

The following table details the correction by financial statement line item for the years ending June 30, 2003 and June 30, 2004;

	Gross Income	Net Income	Deferred Tax Liability	Interest bearing liabilities	Total Assets	Paid up Capital	EFR	Retained Earnings
	$m	$m	$m	$m	$m	$m	$m	$m
June 30 2003	2.5	2.3	0.2	(2.2)	1.2	(0.3)	8.8	(5.3)
June 30 2004	1.0	1.0	0.2	(3.1)	1.3	(0.3)	8.8	(4.3)

h)             Available for sale investments

In our previously published financial statements, the US GAAP adjustment for available for sale assets in relation to Amcor’s investment in Tien Wah was incorrectly stated by $5.8 million, as at June 30, 2004, due to an error in the calculation of the unrealised gains.    The correction of this error has resulted in an decrease in available for sale assets of $5.8 million and an decrease in other comprehensive income of $5.8 million as at June 30, 2004.

i)                 Foreign currency translation adjustment

The foreign currency translation adjustment has been correctly restated to adjust for the above corrections of errors and other calculation errors in translating the USGAAP adjustments.

III) US GAAP adjustments

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

The above election also causes differences in reported gains and losses on the sale of property, plant and equipment.  Gains and losses for AGAAP are based on consideration less revalued amounts net of accumulated depreciation.  For US GAAP purposes, gains and losses are determined having regard to depreciated historical cost.

Sale and leaseback where substantially all of the use of the property was retained

Certain properties were sold during the years ended June 30, 2002 and leased back under an operating lease agreement for AGAAP purposes.  For US GAAP purposes, this transaction did not qualify for sale and leaseback accounting as the sales agreement contained a repurchase option, and other forms of continuing involvement.  Accordingly, the transaction was recorded as a secured borrowing and the properties recorded as an asset, with a corresponding obligation recorded for the proceeds received. For the current financial year, payments made under the relevant agreements have been apportioned between interest expense and the loan liability.

Sale and leaseback transactions where less than substantially all of the use of the property was retained

Certain properties were sold during the years ended June 30, 2003, June 30, 2004, June 30, 2005 and leased back under an operating lease agreement for AGAAP purposes.  All of the profit was recognised at the date of sale.  For US GAAP purposes, however, as more than a minor part but less than substantially all of the use of the property was retained, profit in excess of the present value of the minimum lease payments has been recognised at the date of sale, while the balance has been deferred and will be amortised over the life of lease against the future operating lease payments.

Relocation

For the years ended June 30, 2003, June 30, 2004 and June 30, 2005 certain equipment relocation costs were capitalized under AGAAP.  For US GAAP purposes, the capitalization of these costs is not allowed and as such has been excluded from the carrying amount of the related assets.

Impairment Groups

During the year ended June 30, 2005, under AGAAP asset impairments of $227.3 million were booked.  This impairment assessment was made on a discounted cash flow basis and included the impact of revaluations in the carrying value of assets.  For US GAAP reporting purposes $63.7 million of this impairment was reversed on the basis that it either related to the AGAAP revalued component of assets or that under the requirements SFAS 142 ‘Goodwill and Intangible Assets’ when tested in the first instance on an undiscounted basis the assets were not impaired.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
		Restated	Restated		Restated		Restated
Revaluations
Depreciation effect	0.7	0.8	0.8	34.6	29.4	30.1	29.4
Gain on disposal	3.9	8.7	7.9	—	—	—	—
Adjustment to revaluation surplus	(1.2)	—	—	(201.3)	(203.8)	(196.5)	(204.0)

Sale and leaseback - substantial
Depreciation effect/ reinstatement of asset	(2.4)	(2.4)	(2.3)	161.0	163.4	(9.5)	(7.1)
Profit on sale not recognized	—	—	—	—	—	(3.5)	(3.5)
Lease rentals not recognized	16.8	16.2	15.6	—	—	60.0	43.2
Lease interest on sale and leaseback assets	(14.3)	(14.6)	(14.6)	—	—	(54.4)	(40.1)
Transaction costs	—	—	—	7.4	7.8	—	—

Sale and leaseback – less than substantial
Profit on sale not recognized	(9.0)	(2.2)	(5.8)	—	—	(17.0)	(7.1)

Relocation costs	(0.2)	(0.6)	0.2	(21.2)	(21.0)	(21.2)	(21.0)

Impairment groups	63.7	—	—	63.3	—	63.3	—

Total Property, Plant and Equipment adjustments	58.0	5.9	1.8	43.8	(24.2)	(148.7)	(210.2)

(b)                                 Provisions

The following items represent differences in accounting for provisions between Australian and US GAAP. The consolidated entity adopted the requirements of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’ for the first time on July 1, 2002.

Employee provisions

The term “provisions” is used in AGAAP to designate accrued expenses with no definitive payment date. This can include such items as employee leave entitlements not yet taken. Classification between current and non-current is generally based on management assessments.

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

Onerous contracts

Under AGAAP, in accordance with the adoption of AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’, a provision for onerous contracts is recognized when the unavoidable costs of meeting the consolidated entity’s obligation under these contracts exceeds the economic benefits expected to be received.  Under US GAAP, this represents future operating losses and therefore the provision is reversed and contract revenues and expenses are booked in subsequent periods as sales are made under the contract.  Under the transitional arrangements of AASB 1044, a provision for onerous contracts was recorded against opening retained earnings in the year ended June 30, 2003.  This provision has been reversed for US GAAP purposes and any subsequent utilization of this AGAAP provision is charged to net income for US GAAP purposes.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Employee benefits
Charge to opening retained earnings for AGAAP change in accounting policy	—	—	(2.2)	—	—	—	—

Onerous contracts
Reversal of provision and recognition of current year expense	5.5	3.2	(5.9)	—	—	22.9	17.4

Total Provisions adjustments	5.5	3.2	(8.1)	—	—	22.9	17.4

(c)                                  Pension Plans

Under AGAAP the contributions to the various pension plans are recorded as an expense in the income statement.  Under US GAAP an adjustment is made to recognize the measurement principles of SFAS 87 in determining net income and shareholders’ equity (refer Note 26).

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

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
		Restated	Restated		Restated		Restated
Pension plans
Prepaid/(accrued) pension costs	(29.6)	(11.5)	24.1	38.9	56.8	42.4	68.3
Recognition of minimum liability:
Other comprehensive income adjustment	—	—	—	—	—	(73.5)	(38.6)
Intangible assets recognized	—	—	—	9.7	9.3	—	—
Acquired funds	—	—	—	33.7	39.9	—	—

	(29.6)	(11.5)	24.1	82.3	106.0	(31.1)	29.7
Less: Goodwill included in Note 41 (e)				(33.7)	(39.9)

Total Pension Plan adjustments	(29.6)	(11.5)	24.1	48.6	66.1	(31.1)	29.7

(d)                                 Start-Up Costs

Under US GAAP certain start-up costs which relate to one-time activities involving the set up of new facilities, products or conducting a new business, must be expensed as incurred under Statement of Position 98-5 ‘Reporting on the Costs of Start-Up Activities’. Under AGAAP such start-up costs are permitted to be capitalized, and amortized over the life of the asset.

The impact of the above accounting difference on gross profit, assets and shareholders’ equity is as follows:

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
			Restated		Restated		Restated

Start up cost adjustments	(1.7)	0.4	(0.4)	(15.7)	(14.9)	(15.8)	(15.0)

(e)                              Goodwill

Amortisation of goodwill

For AGAAP purposes, prior to 1989, goodwill was written off in the year of acquisition.  For US GAAP purposes this goodwill has been reinstated.

Subsequent to 1989 acquired goodwill is amortized in equal instalments over a maximum of 20 years for AGAAP purposes – refer Note 1(18).  While for US GAAP purposes, up until July 1, 2002, certain goodwill with an expected life greater than 20 years was permitted to be amortized in equal instalments over a maximum of 40 years.  Effective July 1, 2002 the consolidated entity adopted the requirements of SFAS 142 ‘Goodwill and Intangible Assets’ for US GAAP purposes.  In accordance with the requirements of this standard, amortisation of goodwill ceased, and instead the carrying value of goodwill is tested annually for potential impairments.

Pre-acquisition costs

Included in start up costs in 2002 were $6.5 million of pre-acquisition costs related to the acquisition of Schmalbach-Lubeca, which were able to be capitalised under AGAAP but expensed for US GAAP.  In 2003 this adjustment continued to be reflected as part of the start-up costs adjustment with a corresponding adjustment to property, plant and equipment.  In 2004, however as these pre-acquisition costs form part of the goodwill on the acquisition of Schmalbach-Lubeca, the adjustment has now been reflected as part of goodwill.

Impairment of goodwill

Under US GAAP, the recoverable amount of the consolidated entity’s goodwill is reviewed each reporting date to determine whether there is any indication of impairment.  CGUs have been determined as the smallest identifiable group of assets that generate cash inflows which are largely independent of the cash inflows of other assets or groups of assets.  Each CGU is no larger than a segment.  As at 30 June, 2005 an impairment loss of $26.7 million has been recognized as an expense relating to the Amcor Rentsch/ Amcor Closures business reporting segment.  An impairment loss is recognised when the carrying amount of an asset or its CGU exceeds its recoverable amount.  Recoverable amount is determined as the higher of fair value less costs to sell and value in use.

The impact of the above GAAP differences on gross profit, assets and shareholders’ equity is as follows:

	For Years Ended June 30
	(in millions of A$)
	Gross profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
					Restated
Adjustment for:
- Schmalbach pre-acquisition costs	—	—	—	(6.5)	(7.0)	(6.5)	(7.0)
- Pensions	—	—	—	33.7	39.9	—	—

Impairment of Goodwill	(26.7)	—	—	(25.0)	—	(25.0)	—

Reinstatement and amortization of goodwill	123.6	127.6	136.8	598.3	496.4	598.2	496.4

Total Goodwill Adjustments	96.9	127.6	136.8	600.5	529.3	566.7	489.4

(f)                                    Employee Share/Option Schemes

Under AGAAP, compensation expense is recognized in relation to the fair value of shares issued in lieu of bonuses and for all share schemes settled by way of cash payment.  However, compensation is not recognized in relation to other schemes, the details of which are described in Note 35.

To recognize compensation expense in accordance with US GAAP, the consolidated entity has prospectively applied, effective July 1, 2002, the recognition and disclosure requirements of SFAS 123 ‘Accounting for Stock Compensation’, as amended by SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure’.  Accordingly, compensation expense for all options issued in the current financial year is calculated in accordance with the “fair value” requirements of SFAS 123 using a Black-Scholes option pricing model.  Where options have been issued subject to performance hurdle terms and conditions being satisfied, the compensation expense has been adjusted to reflect the likelihood of hurdle conditions being met.  The current period compensation expense associated with options issued in financial years prior to July 1, 2002 is calculated in accordance with the “intrinsic value” requirements of APB Opinion No.25 and related interpretations.

Prior to July 1, 2002, the consolidated entity recognized compensation expense for all issued options in accordance with APB Opinion No.25.  Based on the requirements of SFAS 148, comparative information has not been restated.

Due to the transitional provisions in SFAS 148, the effect of applying SFAS 123 on US GAAP income in the prior periods is not representative of the effect on net income in the current period and expected effect in future years.  Had compensation expense been determined in accordance with the “fair value” provisions in SFAS 123, the consolidated entity’s net income and earnings per share would have been compared to the pro forma amounts indicated below:   The current year compensation expense is accounted for in accordance with FAS 123.

		For Years Ended June 30
		(in millions of A$, except for per share date)
		2005	2004	2003
			Restated	Restated
Compensation Expense	As reported	7.3	18.0	31.1
	Pro forma	—	18.4	32.5
Net Income	As reported	205.7	364.3	355.5
	Pro forma	—	364.7	356.9
Basic earnings per share	As reported	$0.23	$0.42	$0.43
	Pro forma	—	$0.42	$0.43
Diluted earnings per share	As reported	$0.23	$0.41	$0.42
	Pro forma	—	$0.41	$0.42

Costs of Maintenance of Employee Share Schemes and Loans

The costs incurred in maintaining these employee share schemes are charged as a compensation expense for US GAAP reporting purposes.  Under AGAAP, these costs are offset against shareholders’ equity.

The impact of the above GAAP differences on gross profit, assets and shareholders’ equity is presented in the table below.

Classification of Employee Loans Granted to Fund ESPP Issues

Under AGAAP, employee loans are classified as non current receivables.  For US GAAP purposes, the loans are off set against shareholders’ equity.  The impact of this adjustment is reflected in the table below.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Employee Share Schemes
Compensation expense
Options	(4.1)	(7.6)	(16.4)	—	—	—	—
Discount on ESPP	—	(5.4)	(9.7)	—	—	—	—
Shares issued for nil consideration	(0.8)	(1.6)	(1.1)	—	—	—	—
Costs of maintenance	(2.4)	(3.4)	(3.9)	—	—	—	—

Interest free loans reclassified	—	—	—	(26.6)	(34.4)	(26.6)	(34.4)

Total Employee Share Scheme adjustments	(7.3)	(18.0)	(31.1)	(26.6)	(34.4)	(26.6)	(34.4)

(g)                                 Research and Development

Under AGAAP, research and development expenditure that is considered to have a demonstrable future economic benefit and commercial value is capitalized and amortized over the period of time during which the benefits are expected to arise.  Under US GAAP, research and development costs are charged as expenses as incurred, in accordance with SFAS 2 ‘Accounting for Research and Development Costs’.

The impact of the above accounting policy difference on gross profit, assets and shareholders’ equity is as follows:

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Research and development adjustment	(0.6)	(1.4)	(5.5)	(6.8)	(6.9)	(7.0)	(6.9)

(h)                                 Derivative Instruments and Hedging Activities

Hedging and Derivatives

The nature of the consolidated entity’s business activities involves the management of various financial and market risks, including those related to currency exchange rates, interest rates and commodity prices.  The consolidated entity uses derivative financial instruments to mitigate or eliminate certain of those risks.

Under AGAAP, derivative financial instruments may have hedge accounting treatment applied if the hedging derivatives are effective in reducing the exposure being hedged and are designated as a hedge at the inception of the contract.  Hedging derivatives are accounted for in a manner consistent with the accounting treatment of the hedged items.

Effective from July 1, 2000, the consolidated entity adopted the requirements of SFAS 133 ‘Accounting for Derivatives and Hedging Activities’ for US GAAP purposes.

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

The hedge designation requirements under SFAS 133 vary in certain respects from AGAAP and as a result, the consolidated entity has not met the relevant requirements under US GAAP for cash flow and fair value hedges to qualify for hedge accounting criteria under US GAAP.  Accordingly, under US GAAP, all cash flow and fair value hedges are accounted for at fair value with gains and losses recorded in current earnings.

The impact of the accounting for risk management activities pursuant to SFAS 133 is expected to create a level of ongoing volatility in reported financial results reconciled to US GAAP.

In 2002, the consolidated entity purchased a foreign currency hedge to fund the acquisition of Schmalbach-Lubeca.  Upon settling the hedge, the consolidated entity realized a gain.  For AGAAP purposes, as this was designated as a specific hedge, the gain was applied to the purchase consideration and resulted in the recognition of goodwill on the acquisition at the lower, hedged foreign exchange rate.

However, as noted above, for US GAAP reporting purposes the consolidated entity does not satisfy the relevant hedge accounting criteria.  Therefore the purchase consideration for the Schmalbach-Lubeca acquisition was valued at the relevant market rate, and the gain on the hedge was recognised in net income.

For the year ended June 30, 2002 while the US dollar net investment hedging for the Consolidated Entity was assessed as effective for AGAAP reporting purposes, under the specific criteria for correlation as set out in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ $8.8 million (net of $3.8 million tax effect) was assessed as ineffective.

Amortisation of loan origination costs

Under AGAAP loan origination costs are capitalised and amortised on a straight-line basis.  For US GAAP purposes, these loan origination costs are capitalised and amortised over the life of the loan using the effective interest rate method.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
		Restated	Restated		Restated		Restated
Net market value of derivatives
Recognition and movement in the net market value of derivatives	(3.1)	6.2	(13.0)	(1.5)	—	(16.3)	(13.2)
Net deferred hedge gains/(losses) brought to account	2.6	(20.2)	(16.5)	(35.4)	(40.6)	(34.1)	(36.7)

Deferred gain on hedge
Recognition of hedge gain	—	—	—	35.6	51.9	35.6	51.9

Amortisation of borrowing costs
Amortisation of borrowing costs on effective rate basis	(0.2)	—	0.7	0.5	0.7	0.5	0.7

Net investment hedge	—	—	—	—	—	(3.8)	(3.8)

Total Derivative Instruments and Hedging Activities adjustments	(0.7)	(14.0)	(28.8)	(0.8)	12.0	(18.1)	(1.1)

(i)                                     Grant Income

For AGAAP purposes, funds from grants have been recognized as income upon receipt.  Under US GAAP, these funds are deferred and matched against costs on a systematic basis.  The impact of this accounting policy difference on gross profit, assets and shareholders’ equity is as follows:

	Years ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Grant income deferred and amortized	(12.0)	(4.3)	(5.3)	—	—	(30.9)	(22.1)

(j)                                     Business Combinations

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

During the year ended June 30, 2004, the remaining portion of the provision for restructuring the operations of AFE A/S was utilised.  This provision was recorded as a liability upon the acquisition of this business for AGAAP.  The restructuring activities involved various plant closures, plant rationalizations and reductions in employee numbers.  While the US GAAP criteria for accruing costs associated with business restructurings are fundamentally consistent with those of AGAAP, it contains specific qualifying criteria, and where these criteria were not satisfied an adjustment to the restructuring provision was recorded.

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

The following amounts relate to the July 1, 2003 AFE transaction, whereby the remaining minority interest shareholding was acquired for $165.1 million:

Minority Interest Acquisition

As noted above under ‘Restructuring provision adjustments’ and ‘Other fair value adjustments’, a portion of these items established for AGAAP against goodwill were disallowed for US GAAP.  Through expensing these items, a cumulative $19.6 million of expenses were attributed to minority interest from the time of the initial acquisition on June 29, 2001 through to the acquisition of the minority interest on July 1, 2003.  Consequently the goodwill arising under US GAAP on the acquisition of the minority interest was $19.6 million higher than under AGAAP.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

June 29, 2001 AFE Merger
Gains on sale of assets	—	—	—	9.0	9.0	9.0	9.0
Restructuring provisions disallowed under US GAAP	0.1	(0.8)	(11.1)	(96.9)	(96.9)	(70.1)	(75.0)
Other fair value adjustments		—	—	(18.9)	(23.8)	(9.9)	(9.9)

Total June 29, 2001 AFE Transaction adjustments	0.1	(0.8)	(11.1)	(106.8)	(111.7)	(71.0)	(75.9)

July 1, 2003 AFE Transaction
Minority interest acquisition	—	—	—	19.6	19.6	—	—

Total June 30, 2003 AFE Transaction adjustments	—	—	—	19.6	19.6	—	—

Total Business Combination adjustments	0.1	(0.8)	(11.1)	(87.2)	(92.1)	(71.0)	(75.9)

(k)                                Perpetual Non-cumulative Subordinated Convertible Reset Unsecured Notes (“PACRS”)

The PACRS are classified as equity for AGAAP purposes.  These instruments are classified as debt for US GAAP purposes.  In addition, for US GAAP, the PACRS are considered to have beneficial conversion features, as PACRS holders are able to convert the PACRS into Amcor Limited shares at a discount to the market value of Amcor Limited shares.  Therefore, the beneficial conversion features have been recorded by allocating a portion of the proceeds equal to their intrinsic value to additional paid-in capital (equity).  The debt discount resulting from this allocation of proceeds to the beneficial conversion features is recognized as interest expense over the minimum period from the date of issuance to the earliest conversion date.  PACRS distributions are treated as interest expense for US GAAP purposes.  Transaction costs associated with the PACRS have been offset against equity for AGAAP purposes.  These transaction costs are deferred and amortized over the period from the date of issuance to the first reset date for US GAAP purposes.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
		Restated	Restated		Restated		Restated
PACRS
Reclassification of balances	—	—	—	13.3	13.3	(596.6)	(596.6)
Amortization of capitalized transaction costs	(2.9)	(2.7)	(2.3)	(10.1)	(7.1)	(10.1)	(7.1)
Interest expense recorded as distribution under AGAAP	(52.3)	(52.4)	(52.3)	—	—		—
Beneficial conversion feature	—	—	—	—	—	32.1	32.1
Amortization of beneficial conversion feature	(6.9)	(6.3)	(5.7)	—	—	(23.2)	(16.3)

Total PACRS adjustments	(62.1)	(61.4)	(60.3)	3.2	6.2	(597.8)	(587.9)

(l)                                     Income Taxes

The consolidated entity applies SFAS 109 ‘Accounting for Income Taxes’ in preparing its US GAAP information.  Accounting for income taxes under AGAAP is under the liability method, and is consistent in all major respects to SFAS 109.

The amount and expiration dates for tax losses at June 30, 2005 are as follows:

Gross Amount	Net Amount	Expiration Date
(in millions of	(in millions of	Restated
A$)	A$)

83.2	28.2	June 30, 2006
43.1	14.0	June 30, 2007
55.3	19.2	June 30, 2008
71.7	21.7	June 30, 2009
28.0	8.9	June 30, 2010
22.7	7.9	June 30, 2011
24.9	7.7	June 30, 2012
17.8	6.2	June 30, 2013
18.7	6.5	June 30, 2014
27.7	8.8	June 30, 2015
17.2	6.0	June 30, 2016
15.0	5.3	June 30, 2017
15.0	5.3	June 30, 2018
15.0	5.3	June 30, 2019
25.2	8.8	June 30,2020
368.1	158.1	Indefinite life
848.6	317.8	Total

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

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  A valuation allowance is provided against the deferred tax asset for the portion of that asset that is not likely to be realized based on management’s assessment of future taxable income.  During the year there was an increase in the valuation allowance of $47.0 million (2004 decrease $6.2 million, 2003 $232.8 million increase).  As at June 30, 2005, a valuation allowance of $273.6 million (2004 $226.6 million, $2003 $232.8 million) has been provided against deferred tax assets.  This valuation allowance relates to carried forward tax losses and timing assets.

The consolidated entity acquired tax-effected $146.0 million in carried forward net operating losses (calculated at 30 June 2005 rates of exchange) as part of the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. During the year, $9.9 million (calculated at 30 June 2005 rates of exchange) (2004 $13.1 million, 2003 $2.9 million) of these carried forward tax losses were realized.  While to date $29.8 million of carried forward losses have been utilized.  For AGAAP purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense.  For US GAAP purposes however, the movement in the valuation allowance relating to the realization of these tax losses has resulted in a corresponding adjustment to goodwill.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses at June 30, 2005 are $116.3 million (2004 $126.2 million at 30 June 2005 rates of exchange).  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

The consolidated entity has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2005 and prior years because the consolidated entity currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.  A deferred tax liability will be recognized when the consolidated entity is no longer able to demonstrate that it plans to permanently reinvest the undistributed earnings.  The determination of the unrecognized deferred tax liability is not practicable.

Income tax expense

For the year ended June 30, 2005 $2.4 million loss (2004 $21.2 million loss) of the total US GAAP pre tax profit of $302.8 million (2004 $487.6 million profit) relates to domestic operations, whilst the balance of $305.2 million profit (2004 $508.8 million profit) relates to foreign operations.  Income tax expense attributable to income calculated in accordance with US GAAP consists of:

	(in millions of A$)
	Current	Deferred	Total

Year ended June 30, 2005
Domestic	(9.6)	40.6	31.0
Foreign jurisdiction	68.5	(5.3)	63.2
	58.9	35.3	94.2

Year ended June 30, 2004 Restated
Domestic	11.5	(6.7)	4.8
Foreign jurisdiction	109.4	(5.4)	104.0
	120.9	(12.1)	108.8

Year ended June 30, 2003 Restated
Domestic	4.1	20.0	24.1
Foreign jurisdiction	88.4	(1.3)	87.1
	92.5	18.7	111.2

Income tax expense attributable to income was $94.2 million, $108.8 million and $111.2 million for the years ended June 30, 2005, June 30, 2004 and June 30, 2003 respectively and differed from amounts computed by applying the Australian income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended June 30
	(in millions of A$)
	2005	2004	2003
		Restated	Restated

Computed “expected” tax expense	90.9	146.3	147.8
Increase/(reduction) in income taxes resulting from;
Different overseas tax rates	(6.8)	6.8	6.0
Non deductible amortization of PACRS costs	2.9	2.8	2.8
Capital structures	(41.6)	(56.2)	(55.9)
Amortization/write down of goodwill	(4.3)	(12.5)	(13.1)
Employee share schemes	2.2	5.4	9.3
Change in estimate of prior year tax provision	(8.6)	(9.3)	(14.3)
Utilisation of tax losses	(1.1)	(8.8)	(8.1)
Recognition of previously unbooked deferred tax liabilities, fully provided deferred tax assets and tax losses	27.1	(5.8)	12.6
Tax benefit on significant items not recognised	21.9	25.0	9.4
Other	11.6	15.1	14.7

Actual Income Tax Expense	94.2	108.8	111.2

Total income tax expense (benefit) for the years ended June 30, 2005, 2004 and 2003 (in millions A$) was allocated as follows:

	2005	2004	2003
		Restated	Restated
Income from continuing operations	94.2	108.8	111.2
Cumulative effect of change in accounting principle	—	—	(3.9)
Goodwill, for initial recognition of acquired tax benefits that were previously included in the valuation allowance	(10.2)	(14.2)	(3.9)
Other comprehensive loss	(16.4)	(2.5)	(13.5)
Total	67.6	92.1	89.9

Deferred Taxes

The disclosure of deferred tax assets and liabilities calculated in accordance with US GAAP is set out below:

	Years Ended June 30
	(in millions of A$)
	2005	2004
		Restated
Deferred Tax Liabilities
Plant and equipment, due to differences in depreciation	335.6	304.7
Capitalized finance leases	0.7	0.3
Prepaid expenses	1.1	2.1
Other	86.9	186.7

	424.3	493.8
Deferred Tax Assets
Employee benefits provision	65.1	50.2
Insurance/claims and restructuring provisions	56.7	43.5
Carried forward tax losses	347.5	352.3
Accruals	10.5	8.5
Other (including unrealized currency differences)	87.0	99.5

Total Gross Deferred Tax Assets	566.8	554.0

Less valuation allowance	(273.6)	(226.6)

Total Net Deferred Tax Assets	293.2	327.4

Net Deferred Tax Liability	131.1	166.4

(m)                               Earnings Per Share

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

(n)                                 Non-Recourse Receivables Securitization Program

As described in Note 30, the consolidated entity utilizes an uncommitted, multi-currency receivables securitization program in the United Kingdom, France, Germany, Spain and the USA.  The trade receivables of some of the consolidated entity’s businesses in these jurisdictions are sold, on a non-recourse basis, into an independent securitization conduit, which issues asset-backed commercial paper into organized markets.  The aggregate amount of discount on the sale of receivables under this program, which is included in the income statement, is $4.4 million (2004 – A$5.7 million).

Under AGAAP these receivables are treated as sold, and therefore taken off-balance sheet, as the risks and rewards associated with the receivables are deemed to have transferred to the entity purchasing the receivables, in whom the consolidated entity has no equity or other interest.  This assessment is made based on the substance of the transaction, as there is no specific AGAAP guidance on this issue.

For US GAAP purposes, the sale of these receivables is reversed, as the sale has not been made to a substantive third party.  As a result, the receivables are re-instated and the cash received for the sale of $157.8 million (2004 $197.9 million) is treated as a secured borrowing.  The net loss on sale of receivables of $7.5 million in 2005 is classified in borrowing costs for US GAAP purposes.

(o)                                 Unrealised Gains on Available for Sale Investments

Under AGAAP, investments in listed and unlisted securities are recorded at cost, less provision for permanent diminutions in value.  Under US GAAP, listed investments categorized as “available for sale” in accordance with FAS 115, “Accounting for certain investments in debt and equity securities”, are valued at their market value at year end, with any adjustments being taken through Other Comprehensive Income (OCI).

(p)                                 Differences in Application of GAAP on Deferred Taxes

This adjustment reflects the following items:

Acquired tax losses

The consolidated entity acquired tax-effected $146.0 million in carried forward net operating losses (calculated at 30 June 2005 rates of exchange) as part of the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. During the year, $9.9 million (calculated at 30 June 2005 rates of exchange) (2004 $13.1 million, 2003 $2.9 million) of these carried forward tax losses were realized.  While to date $29.8 million of carried forward losses have been utilized.  For AGAAP purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense.  For US GAAP purposes however, the movement in the valuation allowance relating to the realization of these tax losses has resulted in a corresponding adjustment to goodwill.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses at June 30, 2005 are $116.3 million (2004 $126.2 million at 30 June 2005 rates of exchange).  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

Business combination deferred taxes

The impact of the GAAP differences on deferred taxes associated with the adjustments set out in Note 41 (j) ‘Business Combinations’.

Unbooked timing assets and liabilities

For Australian reporting purposes, it is not a requirement to book deferred tax liabilities, where they are less than probable.  However for the purposes of SFAS 109 ‘Income Taxes’ it is necessary to bring to account any movement in the unbooked deferred tax liability balances.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Differences in application of GAAP on Deferred Taxes	(27.0)	(8.4)	(12.6)	94.9	96.8	(33.6)	(10.2)

(q)                                 Restructuring

During the year ended June 30, 2005 restructuring costs were recorded for AGAAP relating to site exit costs and termination of employees.  While the criteria for accruing costs associated with business restructurings, as set out in SFAS 146 ‘Costs Associated with Disposal Activities’, are fundamentally consistent with those of AGAAP, it contains very specific qualifying criteria for employee termination and requires exit costs to be expensed only as incurred.  Where the criteria for recognition of employee terminations were not satisfied an adjustment to the restructuring provision was recorded.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Restructuring	17.9	—	—	—	—	17.4	—

(r)                                    Asset Retirement Obligations

Effective July 1, 2002 the company adopted SFAS 143 ‘Accounting for Asset retirement Obligations’ in accordance with US GAAP. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred. Prior to the adoption of SFAS 143, no GAAP adjustments were required for asset retirement obligations.  Asset retirement obligations represent certain operating leases that require the asset to be returned to the lessor in its original condition.  In addition, the company has a regulatory obligation regarding the method of handling and disposing of existing asbestos installations when it is removed or disturbed.  The company has no plans to remove or disturb existing installations and there is insufficient information to reasonably estimate potential settlement dates.  Accordingly, no liability has been raised for these asset retirement obligations because of the indeterminate settlement dates.

For AGAAP purposes, the asset retirement obligations are recognised progressively over the life of the asset as the liability is incurred with no corresponding asset recorded.

The initial adoption of SFAS 143 has resulted in a cumulative-effect adjustment to net income of $9.0 million, net of tax, for the Group as at July 1, 2002.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004

Asset retirement obligations	(5.9)	(8.5)	(8.3)	17.0	21.3	(34.2)	(29.6)

Reconciliation of Asset Retirement Obligations:

	Years Ended June 30
	(in millions of A$)
Reconciliation of asset retirement obligations	2005	2004	2003

Opening balance	50.8	44.0	40.5

Liabilities incurred in the current period	—	3.6	2.6
Liabilities settled in the current period	(0.7)	—	—
Accretion expense	3.2	3.4	2.7
Other movements	(2.1)	(0.1)	(1.8)

Closing balance	51.2	50.9	44.0

(s)                                  Lease commitments

Lease payments made under operating leases for AGAAP reporting purposes are expensed over the term of the lease.  For the purposes of reporting under US GAAP SFAS 13 ‘Accounting for Leases’  where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount, the lease rental expense being charged to the profit and loss is spread evenly over the life of the lease.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30
	(in millions of A$)
	Gross Profit			Assets		Shareholders’ Equity
	2005	2004	2003	2005	2004	2005	2004
		Restated	Restated		Restated		Restated
Lease commitments	(0.7)	(1.4)	—	—	0.1	(7.8)	(7.7)

(t)                                    Recent Changes to US GAAP

Share-Based Payments

In December 2004, the Financial Accounting Standards Board in the US (FASB) issued Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment”. SFAS 123R revises SFAS 123 and supersedes Accounting Principles Board opinion 25.  SFAS 123R requires the cost of all share-based payment transactions to be recognised in the financial statements.  SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees.  SFAS 123 R is applicable to Amcor from 1 July 2005.

Under USGAAP, we have adopted the original version of Statement of Financial Accounting Standards No.123 (SFAS 123), “Accounting for Stock Based Compensation.”   Management is currently evaluating the impact SFAS 123R will have on Amcor.  The results reported under SFAS 123 are not necessarily indicative of what the impact of SFAS 123 will be on adoption.

Inventory Costs

In December 2004, the FASB issued Statement No. 151 “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage).  Under this Statement, such items will be recognised as current period charges.  In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  This Statement will be effective for the Company for inventory costs incurred on or after July 1, 2005.