Form 20-F/A
period 2005-06-30
AMCOR LTD
filed 2006-08-07
CIK 869428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-18893

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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES,	878,182,834

Indicate by check mark if the Registrant is a well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒  Large accelerated filer                              ☐  Accelerated filer                                ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F of Amcor Limited (the “Company”) for the fiscal year ended June 30, 2005, which was filed on December 30, 2005.  In connection with this Amendment No. 1, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

This Amendment is not intended to revise other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005 as originally filed, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this Amendment continues to speak as of June 30, 2005.

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

Date: August 7, 2006

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