Form 20-F
period 2006-06-30
AMCOR LTD
filed 2007-01-16
CIK 869428

UNITED STATED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2006

or

[ ]	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Or

[ ]	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report ...........

For the transition period from .................................. to ..................................

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

Ordinary Shares  890,252,026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes	[ ] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities exchange Act of 1934.

[ ] Yes	[X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer	[X]	Accelerated filer	[ ]	Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant elected to follow:

[ ]	Item 17	[X]	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ]	Yes	[X]	No

TABLE OF CONTENTS (cont’d)

DEFINED TERMS

“Company” or “Amcor Limited” means Amcor Limited ABN 62 000 017 372, the listed holding company of the Amcor Group. “Amcor” or “we” or “our” means Amcor Limited and all its controlled entities.

Our fiscal year ends on June 30.  The fiscal year ended June 30, 2006 is referred to herein as “2005-06” and other fiscal years are referred to in a corresponding manner.  All other references are to calendar years.

“AIFRS” means “Australian equivalents to International Financial Reporting Standards”.

“IFRS” means International Financial Reporting Standards

“AGAAP” or “Australian GAAP” means Australian generally accepted accounting principles prior to the adoption of AIFRS.

“US GAAP” means United States generally accepted accounting principles.

“AASB” means Australian Accounting Standards Board.

“IASB” means International Accounting Standards Board.

“UIG” means the Urgent Issues Group.

“Significant items” means items of revenue and expense included in the operating profit or loss which are disclosed as significant under AIFRS by reason of their size and effect on the operating profit or loss.  Significant items are not necessarily non-recurring items.  See Note 7 to the Consolidated Financial Statements.

“Consolidated Financial Statements” means the audited consolidated balance sheets of Amcor as of June 30, 2006 and 2005 and the audited consolidated income statements and statements of cash flows for each of the one-year periods ended June 30 for the years 2006, and 2005, together with accompanying notes, included and incorporated by reference herein.

“Comparative Financial Statements” means the audited consolidated balance sheets of Amcor as of June 30, 2005 and   the audited consolidated income statements and statements of cash flows for the year ended June 30, 2005, together with accompanying notes, included and incorporated by reference herein.

“PBITDA excluding significant items” refers to profit before interest, income tax, depreciation and amortization excluding significant items.

“PBITA excluding significant items” refers to profit before interest, income tax and amortization excluding significant items.

“PBIT excluding significant items” refers to profit before interest and income tax excluding significant items.

“ACCC” refers to the Australian Competition and Consumer Commission.

“NZCC” refers to the New Zealand Commerce Commission.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unless otherwise indicated, financial information contained in this Annual Report has been prepared in accordance with the requirements of AIFRS, which complies with IFRS in all material respects.  As an Australian registered entity, Amcor was required to prepare its Consolidated Financial Statements in accordance with AIFRS for fiscal years commencing on July 1, 2005.  AIFRS differs in certain significant respects from U.S. generally accepted accounting principles (US GAAP).  For a discussion and quantification of the principle differences between AIFRS and US GAAP, as they relate to Amcor and its consolidated subsidiaries see Note 51 to our Consolidated Financial Statements for the years ended June 30, 2006 and 2005, included in the Annual Report.

Our previous Annual Reports were prepared in accordance with AGAAP.  For a discussion of the principal differences between AIFRS and AGAAP, as they relate to Amcor and its consolidated subsidiaries, see “Item 5. Operating and Financial review and Prospects – Differences between AIFRS and AGAAP”, and Note 50 to the Consolidated Financial Statements.

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

No representation, warranty or assurance (express or implied) is given or made in relation to any forward-looking statement by any person (including Amcor).  In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved.  Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections.  Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  The factors that may affect Amcor’s future performance include, among others:

-                    changes in the legal and regulatory regimes in which Amcor operates;

-                    changes in behaviour of Amcor’s  major customers;

-                    changes in behaviour of Amcor’s major competitors;

-                    the impact of foreign currency exchange rates;

-                    general changes in the economic conditions of the major markets in which Amcor operates.

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

ITEM 3         KEY INFORMATION

A.                        Selected Financial Data

The following table presents selected consolidated financial data.  This selected consolidated financial data should be read together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the notes thereto that are included elsewhere in this Annual Report.  For the first time in 2005-06, the financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by Australia (AIFRS) and, as such, the basis of preparation is different to that of the most recent comparative year’s annual financial report.  Compliance with AIFRS ensures that the financial statements comply with IFRS.  The 2004-05 comparatives have been restated accordingly.  Unless otherwise indicated, all amounts are presented in accordance with AIFRS.  AIFRS as it applies to the consolidated group is consistent with IFRS in all material respects.

The selected consolidated financial data appearing below as of and for each of the two years ended June 30, 2006 and 2005 has been extracted or derived from our audited Consolidated Financial Statements and the Notes thereto.  Periods prior to 2005 (except required US GAAP information) have not been presented as such financial information was prepared in accordance with AGAAP and is therefore not required to be included because it is not comparable to the AIFRS information provided below.  For more information relating to the transition from AGAAP to AIFRS, see Note 50 to the Consolidated Financial Statements.  AIFRS differs in certain respects to US GAAP.  See Note 51 to the Consolidated Financial Statements for a discussion and quantification of the significant differences between AIFRS and US GAAP as they apply to Amcor for the periods presented.

The following selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including Notes thereto.

Selected Financial Data Prepared in Accordance with AIFRS

Year ended June 30	2006	2005
	(In millions, except ratios and per share amounts)

	(in A$, except as stated in US$)

Consolidated Income Statement Data:

Sales revenue from continuing operations	11,041.9	10,646.1

Profit before related income tax expense - continuing operations	508.9	350.0

Profit before related income tax expense	465.0	331.0

Net profit from continuing operations	416.6	277.6

Net profit for the financial year	379.2	258.4

Dividends declared per share in (A$)	$0.34	$0.34
Dividends declared per share in (US$)(1)	$US 0.25	$US 0.22

Earnings per Share for Profit From Continuing Operations
Basic	$0.44	$0.24
Diluted	$0.43	$0.24

Earnings per Share
Basic	$0.40	$0.22
Diluted	$0.39	$0.22

Per American Depository Share (“ADS”);

Earnings per ADS
Basic	$1.60	$0.88
Diluted	$1.56	$0.88

Dividends declared per ADS (A$)	$1.36	$1.36
Dividends declared per ADS (US$) (1)	$US 0.92	$US 0.88

Consolidated Balance Sheet Data (at period end):

Total assets	10,155.5	10,459.1
Net assets	3,572.0	3,978.0
Total long-term obligations (including finance leases but excluding subordinated convertible securities)	2,084.9	1,917.3
Capital stock (excluding long term debt)(2)	464.2	301.1
Number of shares (thousands)	890,252	878,183

(1)           Dividends have been translated into U.S. dollars at the noon buying rate on the date of payment.

(2)           Includes undated subordinated convertible securities which have no maturity dates.  These notes are subordinated to all other obligations of Amcor except for issued capital.

Selected Financial Data Prepared in Accordance with US GAAP

Year ended June 30	2006	2005	2004	2003	2002
	(In millions, except ratios and per share amounts)
	(In A$, except as stated in US$)
Consolidated Income Statement Data:

Sales revenue	11,439.3	11,099.6	10,405.9	10,709.9	7,472.4

Income from continuing operations	320.8	242.2	348.2	407.8	809

Net income	154.6	205.7	364.3	355.5	797.1

Earnings per Share
Income from continuing operations:
Basic	$0.36	$0.28	$0.40	$0.49	$1.21
Diluted (1)	$0.36	$0.28	$0.40	$0.48	$1.09

Net Income:
Basic	$0.18	$0.23	$0.42	$0.43	$1.20
Diluted (1)	$0.18	$0.23	$0.41	$0.42	$1.08

Per American Depository Share (“ADS”);
Earnings per ADS

Income from continuing operations:
Basic	$1.44	$1.10	$1.61	$1.95	$4.86
Diluted (1)	$1.44	$1.10	$1.61	$1.92	$4.36

Net Income:
Basic	$0.72	$0.92	$1.68	$1.70	$4.79
Diluted	$0.72	$0.92	$1.66	$1.69	$4.34

Consolidated Balance Sheet Data (at period end):

Total assets	10,536	10,772	10,774	10,000	9,010
Total long-term obligations (including finance leases but excluding subordinated convertible securities)	2,085	2,496	2,543	1,770	2,058
Capital stock (excluding long term debt)(2)	464	301	332	446	543
Net assets	4,052	3,884	4,169	3,923	3,948
Number of shares (millions)	890	878.2	878	848.2	822.6

(1)                                 Includes undated subordinated convertible securities, partly-paid ordinary shares and Perpetual Amcor Convertible Reset Securities (PACRS).

(2)                                 Includes undated subordinated convertible securities which have no maturity dates.  These notes are subordinated to all other obligations of Amcor except for issued capital.

Refer to Note 25 of the Consolidated Financial Statements for details of the repurchase of the undated subordinated convertible securities and the PACRS.  In addition to this Amcor announced on November 20, 2006 that 94.5 percent of the undated subordinated convertible securities were converted into equity.  This has resulted in the issue of approximately 43 million Amcor ordinary shares. Amcor has redeemed the remaining notes at their face value of A$12.6 million.

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

Fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of Ordinary Shares on the Australian Stock Exchange Limited (ASX) and, as a result, are likely to affect the market price of our American Depository Shares (ADSs) in the United States.  Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs (see Item 3D – Risk Factors).

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

On December 12, 2006, the noon buying rate was US$0.7846 = A$1.00.

The high and low exchange rates for the six months preceding the date of this report were:

Month:	Nov-06	Oct-06	Sep-06	Aug-06	Jul-06	Jun-06

High	0.7883	0.7743	0.7704	0.7677	0.7674	0.7516

Low	0.7622	0.7434	0.7461	0.7574	0.7416	0.7290

For each of the periods indicated, the relevant noon buying rates for cable transfers of US$ payable in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were:

Fiscal Year:	2005-06	2004-05	2003-04	2002-03	2001-02

Average (1)	0.7475	0.753	0.7164	0.5891	0.5242

Period-end	0.7423	0.7624	0.6947	0.6714	0.5644

(1)              The average of the closing buying rates on the last day of each month during the year.

B.                            Capitalization and Indebtedness

Not applicable

C.                            Reasons for the Offer and the Use of Proceeds

Not applicable

D.                         Risk Factors

Risk Factors

In addition to the other information contained in this Annual Report, investors in our securities should carefully consider the risks described below.  Our financial condition or results of operations, or the trading prices of our securities could be materially adversely affected by any of these risks.

The following discussion contains a number of forward-looking statements.  Please refer to the “Forward-Looking Statements” discussion at the front of this Annual Report for cautionary information.

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

Raw materials price increases may reduce net income

Many of the raw materials used by the Company are commodities purchased from third parties. Principal examples are recovered paper, aluminium and resin. Prices of these commodities are subject to substantial fluctuations that are beyond the Company’s control and can adversely affect profitability. Even though many of the Company’s long-term contracts with customers permit limited price adjustments to reflect increased raw material costs and, in addition, the Company can seek to increase prices in an effort to offset increases in raw materials costs, such adjustments may not occur quickly enough, or be sufficient to prevent a materially adverse effect on net income and cash flow.

Energy cost increases may reduce net income

In all business units, but particularly in the Amcor PET Packaging and the Amcor Flexibles businesses, the increasing cost of energy and energy related inputs have a significant impact.  Unlike the limited raw material cost recovery under many of the Company’s contracts, there is little or no ability for the Company to recover other cost increases, including energy, under current contracts.

Energy cost increases that cannot be recovered through higher selling prices may reduce net income.  Because any opportunity to pass on increased costs is normally at the expiration of contracts, which have terms of up to five years in duration, there is a risk that energy cost increases may not be recovered in a timely manner, or at all.

The Company may encounter difficulties arising from integrating acquisitions, restructuring operations or closing or disposing of facilities.

Amcor has completed acquisitions, closed non-performing facilities, sold non-core assets and otherwise restructured operations in an effort to improve cost competitiveness and profitability.  Some of these activities are ongoing, and there is no guarantee that any such activities will not divert the attention of management or disrupt the Company’s operations, or those of the Company’s subsidiaries. Moreover, production capacity, or the actual amount of products produced, may be reduced as a result of these activities.

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

Exchange Rates

We are exposed to movement in exchange rates of foreign currencies – mainly the US$ and the Euro. The negative impact of a stronger Australian dollar, however, has a limited effect as there is not a significant repatriation of net profit from Amcor’s overseas businesses to Australia.  The 2005-06 profit attributable to members of Amcor Limited of A$351.3 million translated at exchange rates of the USD, Euro, Singapore, New Zealand and Canadian dollars at June 30, 2005 would result in a A$1.3 million lower profit for the year ended June 30, 2006.

Laws and Regulations

Our operations could be affected by government actions such as controls on prices, new forms of taxation and increased government regulation in the countries in which we operate. We also operate in some countries that pose political risks including civil unrest, nationalization and changes in laws and policy. These political risks could have an adverse impact on the profitability of our operations.

Competition Law Investigations

The ACCC and the NZCC are continuing their investigations of conduct by Amcor that raised concerns under Australian competition laws.  Amcor has been granted conditional immunity by the ACCC and NZCC in accordance with their relevant leniency policies for cartel conduct.  See Item 8, “Financial Information – Legal Proceedings” for further information.

As a result of this grant of immunity Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations or the NZCC investigations.

The granting of immunity by the ACCC and the NZCC does not exclude or limit the rights of third parties who claim to have suffered loss or damage to initiate legal proceedings against Amcor.  It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

As of the date of this Annual Report, two such claims have been filed.  On April 11, 2006, Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.  On December 15, 2006, Cadbury Schweppes filed a proceeding in the Federal Court of Australia against Amcor Limited and Amcor Packaging (Australia) Pty Ltd alleging cartel behaviour  and seeking damages and rectification of certain supply contracts.  Although the amount claimed totals approximately $120 million, certain of the claims overlap.  These two claims  contain allegations only.  These are not admissions by any party and evidence will have to be proved in court.  Amcor is defending these two claims and in regards to the class action has brought a cross-claim against those Visy companies which are respondents to the ACCC penalty proceedings, claiming contribution to any damages which may be awarded against Amcor in the class action.

Consequently, it is too early for Amcor to form any view on the outcome of the litigation in relation to both of these claims.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any other proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of damages, there can be no assurance that any damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Impact of Proposed Tax Law Changes

Amcor operates in 49 tax jurisdictions and pays tax on its income according to the specific tax laws in each of these jurisdictions.  As with any business, there are various factors, some of which are beyond our control, that impact the overall effective tax rate for the Amcor Group.  One such factor is changes in, or interpretations of, tax laws that apply in any given jurisdiction.

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

Goodwill—A significant write down of goodwill would have a material adverse effect on our reported results of operations and net worth

As part of the adoption of AIFRS we no longer amortize goodwill, but we review our goodwill balance for impairment at least once a year.  Goodwill is tested as part of the cash-generating unit to which it relates.  If the recoverable amount of a cash-generating unit is less than its carrying amount, the company recognizes an impairment loss for the cash-generating unit.  These methods include the use of a weighted-average cost of capital to calculate the present value of the expected future cash flows of our cash generating units.  Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write down these assets for the amount of the impairment.  If a significant write down is required, the charge would have a material adverse effect on our reported results of operations and net worth.

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

A.                            History and Development of the Company

General

Amcor Limited was incorporated in 1926 in the State of New South Wales, Australia under the Australian Corporations Act (2001) and is a public company with limited liability. We are headquartered in Australia at 679 Victoria Street Abbotsford, Victoria, 3067 and our telephone number is (61) (3) 9226 9000. Amcor has operations in Australia, New Zealand, Asia, Europe and the Americas.  At December 12, 2006, our market capitalization was approximately A$6,688 million.

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

After a two year rationalization and restructuring program in 1997-98 and 1998-99, when a number of non-core or under-performing businesses were disposed of Amcor embarked upon the following:

•                  In April 2000, after shareholder and court approval Amcor demerged its paper manufacturing and fine paper distribution businesses (Paperlinx), and

•                  In May 2001, Amcor announced its intention to sell its 50% investment in Kimberly-Clark Australia Pty Ltd (KCA).

The demerger and sale of KCA were strategic initiatives intended to enable Amcor to realize its goal of becoming a leading global packaging company by enhancing its ability to pursue opportunities to further develop businesses in new products, services and markets.

•                  In April 2001, Amcor merged its European flexible packaging business with the European flexible packaging operations of Danisco Flexible and the majority of operations of Akerlund and Rausing, and

•                  In July 2002, Amcor acquired Schmalbach-Lubeca’s PET and closures businesses, and

•                  In August 2003, Amcor acquired Rexam’s healthcare flexibles packaging operations.

These were key steps in implementing this strategy.

Amcor’s Strategy

Amcor’s aim is to be a global leader in the packaging industry, targeting specific segments predominantly in the food and beverage industries.

In Australia and New Zealand, Amcor has a broad product offering and is the number one or number two supplier in most segments in which it participates.

Outside of Australia and New Zealand, Amcor’s strategy is to be a leader in specific market sectors, including:

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

•                  the ability to create value-added products and services, which provide the opportunity for Amcor to differentiate itself from its competitors; and

•                  the ability for Amcor to establish a leading presence, either regionally or globally.

Amcor implemented this strategy through a number of transactions that have reshaped it over recent years.

The strategy over the past few years has been to build a solid foundation and the businesses are well positioned in their respective markets.   Amcor’s strategy over the next few years is to build on this and transform the group into a leaner and more dynamic organization.  This coincides with the appointment of a new Chief Executive Officer and Managing Director, Ken MacKenzie, effective July 1, 2005.

The key elements of this strategy are:

•                  ensuring the businesses have strong market positions;

•                  developing a customer and market focus;

•                  continuous improvement in lowering costs; and

•                  being more disciplined in the use of capital.

Implementing this strategy will require high quality people.  An extensive program is being implemented across the company to develop skills and improve capabilities that will ensure Amcor has the calibre of people needed to deliver ongoing success.

Capital Expenditure and Divestures

Since July 1, 2003 we have made the following principal acquisitions, divestures and capital investments:

Amcor White Cap European Closures Sale

In June 2006, Amcor completed the sale of the Amcor White Cap business in Europe to Silgan Holdings Inc..  The remaining sites outside Europe will close upon satisfactory completion of specific closing conditions pursuant to the purchase agreement.  The proceeds from the sale of the European business was €185.8 million.

Custom PET Expansion in North America

Amcor announced in May 2006, that its PET Packaging operation in North America is constructing a new custom PET blowmolding plant, dedicated to the supply of PepsiCo heat set containers, primarily for the Gatorade product.

The plant will be located in Wytheville, Virginia, adjacent to a recently constructed PepsiCo facility.  Amcor’s new blow molding operation is scheduled to be in production by March 2007 with an initial annual capacity in excess of one billion units.  The overall project cost is expected to be US$80 million.

China Tobacco Packaging Expansion

In January 2005, Amcor acquired 80 million new shares, representing a 16.7% equity interest, at HK$2.50 per share in Vision Grande Group Holdings Limited (Vision Grande) for a cost of HK$200 million (approximately A$34 million).  Vision Grande has been listed on the Hong Kong Stock Exchange since March 2004 and is a leading supplier of tobacco packaging in China with operations in Shenzhen, Nanjing and Kunming.

In February 2006, Amcor acquired a further 233.77 million shares in Vision Grande’s, bringing the total equity interest up to 44% of the issued capital of Vision Grande.

This was achieved through the following transactions:

•                  The sale of Amcor’s two China tobacco packaging operations in exchange for 121.1 million Vision Grande shares with assumed share price of HK$4.20 per share;

•                  Allotment and issue of 16.67 million new Vision Grande shares at HK$4.20 per share to Amcor; and

•                  A further allotment of 96 million shares at HK$2.50 per share to Amcor.

In March 2006, Amcor’s investment in Vision Grande was diluted to 40.1% by Vision Grande acquisition of the remaining 68.5% equity interests in World Grand Holdings Ltd in exchange for Vision Grande shares.

Purchase of PET Assets in Mexico

In November 2003, Amcor entered into an agreement to purchase the PET injection and blow moulding assets of Embotelladoras Arca S.A. de C.V. (Arca) with an initial supply agreement of eight years to supply bottles to Arca. Amcor purchased the PET on site injection and blow molding assets of Arca for approximately A$60 million which is payable in yearly instalments throughout the life of the supply agreement.

Acquisition of Rexam’s Healthcare Flexibles Packaging Operations

In October 2003, Amcor purchased Rexam plc’s (Rexam) healthcare flexibles business for A$327.1 million. The business, which had annual sales of approximately A$390 million in 2003, has ten plants in six countries — four in the United States and one each in England, Ireland, France, Singapore, Brazil and Puerto Rico.

Purchase of Amcor Flexibles Europe Minorities

In August 2003, Amcor purchased the 28.1% minority stake in Amcor Flexibles Europe A/S from Danisco and Ahlstrom for €99.5 million (A$165.1 million), effective from July 1, 2003.

Other Recent Developments

Competition Law Investigations

The ACCC and the NZCC are continuing their investigations of conduct by Amcor that raised concerns under Australian and New Zealand competition laws.  Amcor has been granted conditional immunity by the ACCC and NZCC in accordance with their relevant leniency policies for cartel conduct.  See Item 8, “Financial Information – Legal Proceedings” for further information.

PRIDES conversion

The PRIDES were an issue in November 1996 of US$ 230 million 7.25% undated subordinated convertible notes. The notes were convertible into ADR’s from November 1996 to November 2006, had no maturity date and were only redeemable after November 2006 and then only at Amcor Ltd’s option. In July, 2006 Amcor Ltd announced the intention to redeem any PRIDES that remained outstanding at the date the redemption option became available in November 2006 and to undertake an on-market buy-back program to purchase an equal number of shares as issued as a result of PRIDES conversions.

Up to June 2006, US$ 48.4 million of the PRIDES had converted into 10.1 million shares. These conversions primarily took place during May and June 2006. In the period from July to November 2006 holders of a further US$ 169.0 million of PRIDES exercised their right to convert resulting in the issue of 32.9 million additional ordinary shares. In total the conversions generated the issue of 43.0 million shares and left USD 12.6 million of PRIDES to redeem at face value in November 2006

In August 2006, Amcor commenced the share buy-back program. To the end of November 2006, approximately 12 million shares have been bought back. Given the continuation of current trading conditions it is expected that the buy-back of the 43.0 million shares issued under the PRIDES conversions will be completed by June 2007.

As at 31 December 2006 the conversion of the PRIDES did not have a material effect on the balance sheet of the consolidated entity.  With the buy-back program being financed through debt there is effectively a replacement of one balance sheet debt facility with drawings under another.

B.                        Business Overview

General Overview of Our Business

Amcor operates its business through five main divisions:

Amcor PET Packaging manufactures Polyethylene Terephthalate (PET) packaging for a broad range of predominantly beverage, food products and non-food products including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads, personal care items as well as plastic caps for a wide variety of applications.

Amcor Australasia manufactures a broad range of packaging items throughout Australia and New Zealand.  This includes corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; until August 2006, when this business was divested, PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks, cartonboard; paper and paper recycling.

Amcor Flexibles is a manufacturer of flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications. Amcor Flexibles also manufactures speciality folding cartons for tobacco, confectionery and cosmetics.

On July 1, 2005, the consolidated entity changed the identification of its segments to combine the previously reported “Rentsch and Closures” segment with Amcor Flexibles. This change in segments is a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure, including co-location, resourcing and similar technologies.

Amcor Sunclipse operates distribution and manufacturing units.  The distribution unit purchases, warehouses, sells and delivers a wide variety of products.  The business manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale” displays.

Amcor Asia is a supplier of tobacco carton packaging and flexible plastic packaging for the food and industrial markets in Asia.

At June 30, 2006, Amcor had approximately 24,538 employees at 209 manufacturing plants and 42 distribution facilities in 36 countries and 104,433 shareholders.

The manufacturing plants by business are as follows:

Amcor PET Packaging	82 plants* in 21 countries
Amcor Australasia	65 plants in 2 countries
Amcor Flexibles	46 plants in 19 countries
Amcor Sunclipse	11 plants and 42 distribution facilities in 2 countries
Amcor Asia	5 plants in 3 countries

* Includes all on-site blowing and injection facilities.

The table below shows a breakdown of our sales revenue by geographic and industry category for the last two financial years. See also Item 5, “Operating and Financial Review and Prospects” for a discussion of revenue performance during the last two years and Note 4 of the Financial Statements Segment Information for a breakdown of sales for each material country for the years ended June 30, 2006 and June 30, 2005.

	Year Ended June 30,
	(in A$ millions)
	2006	2005
Geographic Segments

Australia & New Zealand	2,557.7	2,566.3
Europe	3,448.3	3,547.5
North America	3,806.4	3,425.9
Latin America	1,024.5	895.7
Asia	205.0	210.7
Sales revenue from continuing operations	11,041.9	10,646.1
Discontinued operations	397.4	453.5
	11,439.3	11,099.6

Business Segments

PET Packaging	4,048.9	3,696.4
Australasia	2,560.9	2,571.7
Flexibles	2,978.6	2,971.2
Sunclipse	1,292.1	1,218.7
Asia	174.5	182.2
Inter-segment eliminations & other	(13.1)	5.9
Sales revenue from continuing operations	11,041.9	10,646.1
Discontinued operations	397.4	453.5
	11,439.3	11,099.6

Amcor PET Packaging

Products

Amcor PET Packaging is the world’s largest producer of PET (polyethylene terephthalate) containers mostly for the consumer products industry. It is headquartered in Ann Arbor, Michigan (USA), employs 6,100 people at 82 sites, comprising 46 manufacturing locations and 36 on-site injection and blowing facilities - in 21 countries.

It produces PET containers and preforms for a wide variety of food and beverage applications, and also supplies PET containers to the personal care, household chemical and agro-chemical industries.

Seasonality

Amcor PET Packaging experiences some seasonality in its supply of carbonated soft drink, bottled water and isotonic product lines.  The ramp-up for seasonal products begins in March and lasts until late August in the northern hemisphere.  It is the reverse in the southern hemisphere.  In addition, there is a slight increase in demand in preparation for the major December holidays.  Offsetting these are demand patterns for other products, including foods and juices, with demand sometimes heaviest in harvest seasons.

Raw Materials

PET resin is the principal raw material used within Amcor PET Packaging and PET resin is considered a commodity by the plastics industry.  For North America, PET resin is available from 6 major domestic suppliers and can be imported from Asian suppliers.  Amcor has established relationships with all major suppliers.   For Europe and South America, a combination of regionally produced and imported resins is employed.  Supply has stabilized from the damage to the petrochemical industry in the Gulf Coast of the United States during the 2005 hurricane season.

Competitive Position

Amcor PET Packaging is one of the few major PET converters that supplies a full range of products to nearly all segments of the market.

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

In Latin America, the competition is more fragmented.  The major converters hold approximately 50% of the market.  There are smaller competitors that are very strong in specific countries, but are not pan-regional.  There is also a significant percentage of self-manufacturing. Consolidation in Latin America continues as small competitors are acquired.

In Europe, the major converters make up around 45% of the market.  Self-manufacturing is stronger in Europe than in any of the other regions and in addition there are a greater number of small in-country suppliers.  Competition from East Europe into West Europe is also increasing.

Patents and Licences

Amcor PET Packaging holds approximately 120 patents in the U.S.. Many of these innovations are also patented in our major markets outside the US, especially in Europe and Brazil.  The bulk of these patents are held for the competitive advantage of our business, and our income from licensing is marginal.

Amcor PET Packaging has a significant relationship with Yoshino Kogyosho, a Japanese packaging company from whom we license heat set technology.

Over the years, this relationship has grown to a strategic partnership, with technical information and innovations shared between our two companies exceeding the scope of the original contract.  This relationship has been mutually beneficial.

Amcor Australasia

Products

Amcor Australasia is the most diverse of the group’s business units and supplies a broad array of packaging items across the complete Amcor product range.  Its products include corrugated boxes, cartons and folding cartons, steel and aluminium cans for food, beverages and household products, flexible packaging, plastic and metal closures, glass wine bottles, multiwall sacks, paper, cartonboard and paper recycling.  With headquarters in Camberwell, Victoria (Australia) it has 65 plants throughout Australia and New Zealand and approximately 6,400 employees.

Amcor announced on August 23, 2006, a substantial restructuring to the fibre packaging business in Australasia.  The program is expected to take 4 years to complete. The main components of this plan involve assessment of a new paper recycling mill, to be located in Botany, New South Wales, the closure of the small recycling paper mill, located in Spearwood, Western Australia and substantial restructuring in the corrugated box plants.  This will involve the closure of the plant at Box Hill, Victoria, and the upgrading of the two remaining Victorian plants.

Amcor Australasia had a turnover of over A$2.5 billion in 2005-06, of which 93% related to sales within Australia and New Zealand.  Approximately 12% of the paper manufacturing group’s sales relates to exports into South East Asian countries.  The metals and flexibles businesses have some export sales within the Pacific region and some small volumes to South East Asia and the U.S. For these businesses, export sales represent only 10% and 6% respectively of the total sales of each business.  The corrugated, carton and glass businesses have no significant export sales.

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

Raw Materials

Raw Materials of the business fall into three broad areas.  The main raw material of the Paper, Corrugated Box and Carton business is wood fibre, either virgin or recycled. Globally the price of fibre is cyclical, as the supply/demand balance is affected by the large changes in supply brought on by new, high capacity paper mills as opposed to more gradual, market driven changes in demand. This cycle tends to run over a period of several years. In Australasia, the industry is somewhat insulated from these movements, as there is a good supply of virgin fibre from the domestic forest industry and a well developed recycling industry to supply recycled fibres. Fibre prices have therefore remained relatively stable in recent years. Furthermore, when increases have occurred in the past, it has generally been possible to recover them from the market.

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

Excess capacity exists in most packaging segments and most major competitors continue to replace old equipment with state of the art technology.  At the same time, our customers continue to find attractive returns difficult to achieve as the major supermarket chains seek greater market power and continue to increase demands upon their suppliers.  The concentration in the retail sector has risen, with the two major supermarket chains increasing their market share from 65% to approximately 80% in the last eight to ten years.

To meet this competitive business environment, Amcor Australasia focuses on product leadership, growth of niche food and beverage segments, adding value for customers, and continually lowering of the cost base. Amcor Australasia also has an active reinvestment program and the total value of major new capital projects is consistently in excess of annual depreciation.

Patents and Licences

Amcor Australasia has an extensive portfolio of over 100 patents and over 200 trademarks and registered designs.  Many of these intellectual property rights are registered in both Australia and New Zealand and a selected few also have international registrations.  Historically, patents and designs have been held for the competitive advantage of our business and current income from licensing has been minimal, but Amcor Australasia is now actively pursuing revenue opportunities in this area, including through collaboration with other international Amcor divisions.

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

Amcor Flexibles

Amcor Flexibles is one of the world’s largest suppliers of both flexible and tobacco packaging. It has three operating divisions: Amcor Flexibles Food, Amcor Flexibles Healthcare and Amcor Rentsch and Amcor Flexibles Eastern Europe.  The business has 8,482 employees, 46 plants and supplies a wide range of products to the food, beverage and healthcare markets.  This includes fresh and chilled foods such as meat, fish, bread, produce and dairy; processed foods such as confectionery, snack foods, coffee and ready meals, as well as tobacco and high-value added medical applications, hospital supplies, pharmaceuticals and personal care products. It also supplies tobacco packaging and speciality folding cartons to the cosmetic and confectionery markets.

The Food Flexibles business predominantly consists of the plants serving the processed, fresh and chilled food markets in Western Europe.

Formed in April 2006, Amcor Flexibles Healthcare incorporates Amcor’s flexible packaging activities in the Americas and healthcare packaging plants in Europe.  Amcor Flexibles Healthcare is a global leader in flexible packaging for the medical and pharmaceutical markets.  Headquartered in Chicago, USA, it has over 2,200 employees and 16 manufacturing facilities in 10 countries.  In addition, the group coordinates strategy and commercial activity with the flexible healthcare activities in Asia.

Amcor Rentsch has leadership of Amcor’s global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe.  The Eastern European flexibles business consists of a plant in Poland and a new greenfield plant in Novgorod, Russia, located adjacent to the tobacco packaging plant.

Products

Amcor Flexibles is active in providing high quality flexible packaging and supplies a wide range of food and beverage markets including confectionery, coffee, fresh food, dairy and healthcare applications.  Its technological capabilities include gravure and flexographic printing, coating and lamination, extrusion, metallizing, micro-perforation pouch and bag making and die cut lids.

The business supplies a wide range of products to the food, beverage and healthcare markets.  This includes fresh and chilled foods such as meat, fish, bread, produce and dairy; processed foods such as confectionery, snack foods, coffee and ready meals, as well as tobacco and high value added medical applications, hospital supplies, pharmaceuticals and personal care products.

Most demand for flexible packaging is made to order, as each customer has very specific requirements for each product it is packaging.  The customer selects a bespoke product based on a number of considerations: cost, functionality, shelf life, machinability and “look and feel”.  A combination of these factors determined by the customer will set the parameters within which the raw materials and conversion processes used for the specific product supplied will be chosen.  As a result, similar products may often be packaged very differently, whilst different products may be packaged with similar packaging.  On the demand-side, it is therefore not meaningful to sub-divide the flexible packaging market into narrower sub-markets.

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

The principal raw material for the Amcor Rentsch division is fibreboard, in both roll and sheet stock. Key customers control the purchase price of these raw materials and consequently our supply contracts typically have full raw material cost movement and price adjustment mechanisms.

Competitive Position

Amcor Flexibles is the number two producer of flexible packaging material within Europe behind Alcan (measured in terms of sales value).  Amcor Flexibles is the global leader in terms of sales and service capability for medical packaging.  The Company has a European leadership position in Dairy, Produce and Beverage market segments.  Within other key segments such as Confectionery, Snacks and Processed Food it holds the number two position.  With 38 plants in Europe, Amcor Flexibles has a large manufacturing footprint which enables it to not only service its Pan-European customers, but also to provide local or regional production for national customers.

There is a very high degree of supply-side substitutability in the sense that manufacturers of flexible packaging with one set of characteristics can readily produce flexible packaging displaying a different set of characteristics. Amcor Flexibles seeks to distinguish itself from its competitors through innovation, product quality, safety, focus on customer service and its ability to deliver global packaging solutions to its customers.

The Amcor Rentsch operating division conducts business through entry into medium term supply contracts, with typical terms of 1 to 4 years.  In Europe, our principal market, four competitors have over 75% of the market. The tobacco industry has extremely demanding quality requirements, which raises the barriers to entry.

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

As noted, Amcor Flexibles technical capabilities include gravure and flexographic printing, coating and lamination, extrusion, metallising, micro-perforation pouch and bag making and die cut lids.

Amcor Sunclipse

Products

Amcor Sunclipse, based in California, is Amcor’s North American distribution and corrugated manufacturing unit.  It produces packaging products to complement its distribution services and has over 2,100 employees, 42 distribution and redistribution centres throughout the USA and Mexico and 11 manufacturing locations.

The distribution unit is a major supplier to businesses throughout North America and purchases, warehouses, sells and delivers a wide variety of packaging products and equipment and industrial and janitorial supplies. The manufacturing division produces corrugated sheets and converts them into boxes for use throughout the business. It also designs and produces other specialty packaging products including ‘Point of Purchase’ displays and other items tailored to customers’ requirements.

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

Competitive Position

Business is conducted typically on an order by order basis. Sales emanating from supply agreements with customers do not represent a significant percentage of total sales. The company’s long term suppliers also work on an order by order basis, although there are some supply agreements in place with our major corrugated rollstock suppliers. The company does not rely on patents, exclusive licenses or contracts.

Amcor Asia

Amcor Asia has five plants in three countries with its head office located in Singapore. It produces tobacco packaging and flexible packaging, including high value added medical packaging. The business has responsibility for Amcor’s 40.1% ownership of the Hong Kong publicly listed company Vision Grande and 16.7% ownership in K Laser China Group Co. Ltd, a subsidiary of the Taiwan publicly listed K Laser Technology Inc.

In December 2005, Amcor announced it had elected to increase its ownership in Vision Grande from 16.7% to 44%, by way of the contribution to Vision Grande of its two tobacco packaging operations in China, exercising its previously granted option over Vision Grande shares and taking up an issue of new shares. These transactions were approved by shareholders of Vision Grande in February 2006. In May 2006, Vision Grande purchased the remaining 68.5% of World Grand Holdings Limited that it did not previously own. Part of the purchase price was an issue of shares to the previous owners of World Grand Holdings Limited. Following this transaction, Amcor’s ownership in Vision Grande is 40.1%. In May 2006, Mr Billy Chan, the Managing Director of Amcor Asia, was appointed Executive Chairman of Vision Grande, and Mr Peter Downing and Mr David Hodge, also executives of Amcor, were appointed to the Vision Grande Board.  Vision Grande Group Holdings Ltd changed its name to AMVIG Holdings Limited effective November 1, 2006.

Tobacco packaging in Asia is a market segment where Amcor supplies three major international cigarette manufacturers together with the monopoly of the State run industry within China, Thailand and other Asian countries. The dominance of these three international cigarette manufacturers creates strong pricing pressure as they benchmark packaging prices around the world.

The flexible packaging business consists of a medical flexible plant in Singapore and two plants in China focused on the food business. During the year, a new blown film extruder was installed in the Singapore plant to serve the growing medical packaging market.

Flexibles packaging is a growing segment in Asia as the cost base is significantly lower than in the Europe or US. However the majority of specialized flexible packaging for Asia is still supplied by European or US manufacturing.

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

•                                                                                          trade practices and consumer protection legislation;

•                                                                                          labor legislation;

•                                                                                          the provisions of various jurisdictions’ anti trust legislation;

•                                                                                       numerous laws relating to workers’ compensation and rehabilitation, occupational health and safety and dangerous goods handling;

•                                                                                          environmental regulations of various kinds; and

•                                                                                          listing rules of home jurisdiction.

The ACCC and the NZCC are continuing their investigations of conduct by Amcor that raised concerns under Australian and New Zealand competition laws.  Amcor has been granted conditional immunity by the ACCC and NZCC in accordance with their relevant leniency policies for cartel conduct.  See Item 8, “Financial Information – Legal Proceedings” for further information.

Amcor’s aim is to ensure that no one who works for Amcor is ever injured. This applies equally to employees, contractors and visitors.  Amcor’s “No Injuries” program is supported by extensive procedures and subject to regular management review.  The Board is responsible for regular monitoring of safety and health performance and compliance with associated regulations.

During the 2005-06 year, Amcor must regrettably advise that one contractor was fatally injured at an Amcor site in July 2005.  A contractor, who had entered a water supply well on the Amcor Flexibles site in Barcelona to inspect a pump, fell and could not be revived when he was retrieved from the well.

Management has been working with the family and co-workers to provide as much support as possible. The accident was fully investigated, in conjunction with the authorities, and corrective measures have been conveyed to all Amcor businesses.

Amcor is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence.

The Board is responsible for regular monitoring of environmental exposures and compliance with environmental regulations.  To enable it to meet its responsibilities of oversight, the Board has established an internal reporting process.  Environmental performance is reported from each site up through management to the Board on a regular basis.  Compliance with the requirements of environmental regulations and with the specific requirements of site environmental licenses was substantially achieved across all operations.

As part of this process, the Board is responsible for overseeing:

•               implementation of environmental management plans in operating areas which may have a significant environmental impact;

•                  identifying where remedial actions are required and implementing action plans; and

•                  regular monitoring of regulatory requirements.

There was however an environmental prosecution in 2005-06 for one significant breach due to a diesel spill into a local creek from Amcor Fibre Packaging’s Box Hill Plant in Victoria, Australia.  This spill occurred in September 2004 and was the result of decanting of fuel from a diesel storage tank.  At the completion of the decanting procedure a pump discharge delivery hose was not placed back in the correct position causing a large quantity of diesel to pollute the creek.  A number of ducks were also injured or killed by the spill.  The company pleaded guilty, was convicted and ordered to pay A$60,000 to help establish a wildlife education, rehabilitation and resource information centre.

During the past year there were also two other significant incidents.  The Amcor Fibre Packaging Fairfield Mill was fined for a river water release while a spill of ink from the St. Regis Bates Keon Park plant in Melbourne, Australia entered a local creek.  In both cases management cooperated fully with the authorities and made improvements to minimize the potential for incidents to occur in the future.

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

C.                                                                 Organisational Structure

The chart set out below describes our organizational structure as at June 30, 2006.

Amcor’s Significant Subsidiaries as at June 30, 2006 were:

	Country of Incorporation	Percentage Held by Parent Entities
Amcor Investments Pty. Ltd.	Australia	100%
Amcor Packaging (New Zealand) Ltd.	New Zealand	100%
Amcor Packaging (U.S.A.), Inc.	U.S.A.	100%
Amcor Sunclipse – North America, Inc.	U.S.A.	100%
Amcor Europe	United Kingdom	100%
Amcor Packaging Asia Pty. Ltd.	Australia	100%
Amcor Packaging (Australia) Pty. Ltd.	Australia	100%
Amcor European Holdings Pty. Ltd.	Australia	100%
Amcor European Consolidated Holdings Limited	Cyprus	100%
Amcor Holding	United Kingdom	100%
Amcor Flexibles A/S	Denmark	100%

D.                                                                 Property, Plant and Equipment

At June 30, 2006, Amcor operated manufacturing and distribution facilities in the 36 countries listed in the following table.

Geographic Region	Number of Manufacturing Facilities *	Number of Distribution Facilities

Argentina	2	-
Australia	51	-
Belgium	3	-
Brazil	11	-
Canada	3	-
China	2	-
Colombia	6	-
Denmark	3	-
Ecuador	1	-
El Salvador	1	-
Finland	2	-
France	6	-
Germany	4	-
Honduras	1	-
India	1	-
Ireland	1	-
Italy	2	-
Malaysia	1	-
Mexico	12	4
Morocco	1	-
The Netherlands	1	-
New Zealand	14	-
Norway	1	-
Peru	1	-
Philippines	1	-
Poland	2	-
Portugal	5	-
Puerto Rico	1	-
Russian Federation	2	-
Singapore	2	-
Spain	11	-
Sweden	1	-
Switzerland	3	-
United Kingdom	12	-
United States of America	36	38
Venezuela	2	-
	209	42

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

	Year Ended June 30

	2006	2005
	A$M	A$M
Gross capital expenditure	486	647
Proceeds on disposal of property, plant and equipment	33	77
Net Capital expenditure	453	570

In 2005-06, the major items of capital expenditure included PET directing expenditure to the more technically demanding custom beverage business and the installation of SAP management information system across the Australian corrugated business.

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

Over the past few years Amcor’s performance has been negatively impacted by rising oil and energy related costs, not fully recovered in selling prices.  Past performance is unlikely to be an indication of future earnings absent steady conditions, which have not been present over the past couple of years.

New Accounting Principles

For the first time, we are required to prepare our Consolidated Financial Statements for the year ended June 30, 2006 in accordance with Australian International Financial Reporting Standards (AIFRS).  In all material respects AIFRS complies with International Financial Reporting Standards (IFRS).  Our 2006 Consolidated Financial Statements also include Comparative Financial Statements for 2005, prepared in accordance with AIFRS.  Material effects on net profit, financial position and cash flows resulting from transition from AGAAP to AIFRS are shown in the reconciliation in the Notes to the Consolidated Financial Statements, Notes 1(z) and Note 50.

Critical Accounting Policies and Estimates (refer to Consolidated Financial Statements Note 1 Accounting Policies)

Our Consolidated Financial Statements prepared in accordance with AIFRS, and the reconciliation of our Consolidated Financial Statements from AIFRS to US GAAP, are affected by accounting methods, assumptions and estimates that we use as bases for the preparation of our Consolidated Financial Statements and reconciliations.  We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our AIFRS accounting policies that we believe are essential to an understanding of the underlying Consolidated Financial Statements under AIFRS, and their reconciliation to US GAAP.

In developing accounting policies, in addition to AIFRS requirements, we also consider industry practice. Where there is no conflict with AIFRS we also consider the suitability of accounting policies under US GAAP.  This reduces the number of AIFRS/US GAAP reconciliation differences required to be adjusted in Note 51 of the Consolidated Financial Statements.

We believe the following are the critical accounting policies and estimates used in the preparation of our AIFRS financial statements:

•                  The testing for impairment of assets;

•                  The testing for impairment of goodwill;

•                  Income tax related assumptions and estimates; and

•                  The calculation of annual pension costs and related assets and liabilities.

Impairment of assets

The determination of impairment for property, plant and equipment, and goodwill involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.  Impairment is based on a large number of factors, such as changes in competitive positions, expectations of growth, increased cost of capital, current replacement costs, increases in cost of inputs, and other factors which may indicate impairment.  An asset is considered impaired when recoverable amount is less than the carrying value.  Recoverable amount is determined as the higher of fair value less costs to sell and value in use.  In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or group of assets (Cash Generating Unit (CGU)).  The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant estimates and judgments concerning the identification of impairment indicators, earnings before interest and tax, growth rates, applicable discount rates, useful lives and residual values. There was A$66.8 million impairment under AIFRS in 2006 (2005:A$232.1 million).

Refer Note 1(i) of the Consolidated Financial Statements for further details regarding the accounting policy regarding ‘Impairment of assets’. Under US GAAP, each period management considers whether there are any indicators that long lived assets are not recoverable.  For those assets to be held and used the impairment assessment is first made on an undiscounted basis.  Any impairment is then measured by comparing the asset’s carrying value to its fair value.  No impairment is recorded when the undiscounted cash flow assessment exceeds the carrying value.  An impairment loss is measured as the excess of the carrying amount over the asset’s fair value, being either market value or the sum of discounted future cash flows or other valuation techniques, using market assumptions.  Refer Note 51 to the Consolidated Financial Statements.for differences recorded under this policy

Management believes that this policy is critical to the financial statements, particularly when evaluating Amcor’s assets for impairment.  Varying results of this impairment analysis are possible due to the significant estimates and judgments involved.

Impairment of Goodwill

Amcor tests, at least annually, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(i) and (s) of the Consolidated Financial Statements.  The recoverable amounts of CGU’s have been determined based on the higher of net selling price and value-in-use calculations.  These calculations require the use of assumptions, including forecast earnings before interest and tax, growth rates and discount rates.  Refer to Note 21 of the Consolidated Financial Statements for details of these assumptions and the potential impact of changes to these assumptions. There was Nil impairment under AIFRS in 2006 (2005:A$6.3 million).

Under US GAAP goodwill is reviewed for impairment at the reporting unit level, at least annually or whenever events or changes in circumstance indicate that the recoverability of the carrying amount should be assessed.  The Company follows a two step approach to measuring the impairment of goodwill under US GAAP.  Firstly the fair value and the carrying amount of the reporting unit including goodwill is compared.  Goodwill is considered to be impaired if the fair value of the reporting unit is less that the book value.  Secondly, the goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value.  The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.  The impairment charge is included in operating income.  Refer Note 51 to the Consolidated Financial Statements.for differences recorded under this policy

The assumptions are management’s best estimates based on current and forecasted market conditions.  Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods.

Management believes that this policy is critical to the Consolidated Financial Statements, particularly when evaluating the Amcor’s goodwill for impairment.  Varying results of this analysis are possible due to the significant estimates and judgments involved in the Company’s evaluations.

Income Taxes

Amcor is subject to income taxes in Australia and foreign jurisdictions.  Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations relating to the ordinary course of business for which the ultimate tax determination is uncertain. Amcor recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.  Amcor’s assumptions regarding future realization may change due to future operating performance and other factors.

Refer to Note 51(i) of the Consolidated Financial Statements for an explanation of differences booked between AIFRS and US GAAP relating to income taxes.

Retirement Benefit Obligations

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognized actuarial gains (less unrecognized actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognized past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on either national government bonds (in countries where there is a deep market in high quality corporate bonds) with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Refer to Note 1(w) to the Consolidated Financial Statements for further details of the accounting policy relating to retirement benefit obligations.  Refer Note 32 of the Consolidated Financial Statements for details of the key assumptions used in determining the accounting for these plans.  The following are the main assumptions used :

•                  discount rate;

•                  rate of inflation;

•                  expected return on plan assets;

•                  future salary increases; and

•                  medical cost trend rates (in the case of non-pension health plans).

These assumptions have a significant impact on the calculations and any adjustments arising therefrom.

If the discount rate were to differ by 10% from management’s estimates, the carrying amount of pension obligations would be an estimated A$68.8 million lower or A$80.0 million higher.  In addition, a one-half percentage point change in the actuarial assumption regarding the expected return on plan assets would result in a change of approximately A$3.3 million in pre-tax pension expense for the year ended June 30, 2006.  In addition, changes in external factors, including fair value of plan assets, could result in possible future changes to the amount of the pension obligations recognised in the balance sheet.

Under US GAAP the cost of providing defined benefit pension plans is determined on a consistent basis with AIFRS, except that actuarial gains and losses are recognised systematically through net income.  The net assets or liabilities arising from pension plans are measured consistent with AIFRS.  Refer to Note 51 to the Consolidated Financial Statements for differences recorded under this policy.

Differences between AIFRS and AGAAP

Commencing with our fiscal year beginning July 1, 2005, we are required to prepare our Consolidated Financial Statements in accordance with AIFRS.  The opening AIFRS consolidated balance sheet was prepared for the period beginning July 1, 2004 (date of transition to AIFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards, (IFRS 1).  A summary of certain of the differences in the preparation of our Consolidated Financial Statements on the basis of IFRS from that previously reported under AGAAP can be found in the Note 1(z) and Note 50 of the Consolidated Financial Statements.

The following exceptions available under IFRS 1 were applied to the transition from AGAAP to AIFRS:

(a) Business Combinations.  Amcor elected not to apply AASB 3 Business Combinations retrospectively to past business combinations (business combinations that occurred before the date of transition to AIFRS, ie July 1, 2004). As a result of this:

•                  the same classification of the business combination was maintained, as an acquisition by the legal acquirer, as in its previous AGAAP financial report.

•                  all assets and liabilities recognized at the date of transition to AIFRS that were acquired or assumed in a past business combination were not adjusted, other than:

▪     some financial assets and financial liabilities derecognized under previous AGAAP; and

▪     assets, including goodwill, and liabilities that were not recognized in the acquirer’s consolidated balance sheet under AGAAP and also would not qualify for recognition under AIFRS in the separate balance sheet of the acquiree.

Changes in the recognition of assets and liabilities on the transition to AIFRS were reflected in retained earnings.

•                  The carrying amount of goodwill in the opening AIFRS balance sheet was the carrying amount under previous AGAAP on July 1, 2004.

(b) Fair value or revaluation as deemed cost.  Amcor elected to apply AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards and measured property, plant and equipment at the date of transition to AIFRS at its deemed cost.  As a result the Asset Revaluation Reserve recognised under AGAAP was transferred to retained earnings.  For Amcor this resulted in a decrease in the asset revaluation reserve and an increase in retained earnings by A$136.9 million.

(c) Cumulative translation differences.  Amcor elected to apply AASB 121 The Effects of Changes in Foreign Exchange Rates.  AASB 121 requires an entity:

(a) to classify some translation differences as a separate component of equity; and

(b) on disposal of a foreign operation, to transfer the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) to the income statement as part of the gain or loss on disposal.

Amcor did not need to comply with these requirements for cumulative translation differences that existed at July 1, 2004, as Amcor elected to deem the cumulative translation differences for all foreign operations to be zero at July 1, 2004.  As a result the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before July 1, 2004, and shall include later translation differences.

For Amcor, at July 1, 2004, an amount of A$486 million was reclassified from Exchange Fluctuation Reserve to retained earnings.

(d) Financial Instruments: Amcor elected to only apply the financial instruments standards, AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from July 1, 2005.    Refer to Note 1(z) of the Consolidated Financial Statements for the impact of adopting AASB 132 and AASB 139 at July 1, 2005.

(e) Share-based payment transactions. Amcor elected to apply AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards and not recognise an expense for those options granted under Amcor employee share option plans before November 7, 2002, and that vested by January 1, 2005.

(f) Decommissioning liabilities included in the cost of property, plant and equipment.  Amcor elected not to add or deduct from the cost of the asset to which the decommissioning liability relates, the specified changes in a decommissioning, restoration or similar liability and the adjusted depreciable amount of the asset for changes in such liabilities that occurred before July 1, 2004.  Liabilities were measured as at July 1, 2004 in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets.  In addition the amount that would have been included in the cost of the related asset when the liability first arose, was estimated by discounting the liability to that date using Amcor’s best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.  The accumulated depreciation on that amount was calculated, as at July 1, 2004, on the basis of the current estimate of the useful life of the asset, using Amcor’s depreciation policy.

Results of Operations

The following discussion is based on Amcor’s Consolidated Financial Statements as prepared under AIFRS.  A discussion of the differences between AIFRS and US GAAP, and the impact of those differences on the Consolidated Financial Statements, is set out in Note 51 of the Consolidated Financial Statements.

AIFRS Results of Operations

Amcor’s senior management and Board primarily review results on a PBIT before significant items basis and believe it is the most informative and reliable gauge for measuring and understanding trends across a diverse range of businesses.

We believe that the non-GAAP performance measure of PBIT before significant items on a consolidated basis used by Amcor is useful to investors and other users of our Financial Statements for the following reasons:

1)              The measure of PBIT before significant items allows users to analyse and understand the ongoing trading operations of Amcor.  The feedback of users of our financial statements is that this measure provides insights and information which allows them to assess the historical and likely ongoing earnings and cash flows of our businesses.  It also aligns with management’s focus on the ongoing likely sustainable or ongoing earnings.  It ensures that the amounts associated with business integration and restructuring expenses are easily distinguishable to both users and management from the key ongoing results of the businesses.

2)              PBIT before significant items provides a clear measurement of the underlying economic performance of the businesses in the Amcor Group.  Significant items such as business integration and restructuring expenses are usually associated with a relatively small number of plants within a particular business.  Thus, the inclusion of such costs can otherwise distort the historical and likely ongoing operating performance measures of that business and the overall Amcor Group.

3)              In respect of the significant items identified, Amcor discloses the nature and estimated cost to the business over the anticipated period of the restructuring.  Depending upon when such decisions are made as well as the extent of the restructuring to be undertaken, it is generally the case that a restructuring will span two reporting periods.  It is generally unlikely that the announcement and the restructure activity could occur within the one reporting period.  Therefore the public announcement of restructuring activity is designed to provide the market with transparency as to how long the activity is anticipated to take and the expected financial cost.  The significant items are identified in Note 7 of the Consolidated Financial Statements.

4)              Many investors and securities analysts have indicated to us that they prefer to see and analyse the ongoing continuing results of the Amcor Group’s businesses.  They prefer to be provided with information that dissects the total GAAP result into management analysis that identifies the business integration and restructuring costs separately from the ongoing trading operations of the business.  In a global company like Amcor, while there may be business integration or restructuring costs that occur over one or more years, they are often associated with new acquisitions or the restructuring and closure of specific plants.  These are not the same plants being restructured each year.  As a result, management believes it is probable that the financial impact of the particular restructuring or business integration costs will disappear or become immaterial within a near-term finite period.

5)              The removal of these restructuring and business integration items and the discussion by management of PBIT excluding significant items enables the reader of our financial statements to understand the returns being generated by the ongoing trading of the relevant business.  Year on year comparisons based on this measure allows investors and other users of our financial statements to assess how management is managing the relevant businesses and whether management is improving the core value of those businesses.

Consolidated Results of Operations

	Sales		PBIT before significant items

	Year Ended June 30,
	2006	2005	2006	2005
Business Segments (1)
Amcor PET Packaging	4,048.9	3,696.4	245.0	259.8
Amcor Australasia	2,560.9	2,571.7	262.4	315.8
Amcor Flexibles	2,978.6	2,971.2	188.4	190.4
Amcor Sunclipse	1,292.1	1,218.7	65.1	54.7
Amcor Asia	174.5	182.2	29.8	23.1
Other	(13.1)	5.9	(42.6)	(52.3)

Total sales revenue	11,041.9	10,646.1

Discontinued operations	397.4	453.5	27.6	30.3

Significant items before tax			(64.1)	(324.4)

Profit before interest and tax			711.6	497.4
Net finance costs			(246.6)	(166.4)
Income tax			(85.8)	(72.6)
Net profit after tax			379.2	258.4
Members of Amcor Limited			351.3	245.3
Minority interests			27.9	13.1

(1)              The individual business segments’ profit results refer to profit before interest and tax, before significant items (PBIT before significant items).

Sales

Sales revenue for 2005-06 was A$11,041.9 million. This was an increase of 3.7% from 2004-05 sales revenue of A$10,646.1 million and primarily due to rising raw material costs that were passed through to customers.  This increase occurred across all divisions however the largest impacts were in Amcor PET Packaging with rising PET resin costs and in the Amcor Flexibles division where there were substantial increases across a broad range of substrates.  Sales in Amcor Australasia were down 0.4% due to a reduction in volume in the fibre operations.

The total 2005-06 sales revenue, including discontinued operations, of A$11,439.3 million translated at exchange rates of the USD, Euro, Singapore, New Zealand and Canadian dollars at June 30, 2005 would result in A$38.8 million higher sales revenue for the 2005-06 year.  This is mainly caused by the strengthening $A against the Euro in Flexibles, offset by a smaller weakening in the $A against the USD.

Cost of sales

Cost of sales increased from A$8,853.3 million in 2004-05 to A$9,329.9 million in 2005-06, an increase of 5.4%.  This reflects an increase in raw material costs, higher oil and energy costs offset by cost savings through rationalisation and restructuring initiatives.

Gross Profit

Gross profit as a percentage of sales decreased from 16.8% in 2005 to 15.5% in 2006 mainly due to the price erosion in the Australasian fibre business combined with high raw material and energy costs not fully recovered from customers across the PET and Flexibles business groups.

Net finance costs

Amcor’s net finance costs excluding discontinued operations, increased by 50.7%, from A$160.7 million in 2004-05 to A$242.2 million in 2005-06.   Finance income increased by 6.4% in 2005-06 from A$20.4 million in 2004-05 to A$21.7 million in 2005-06.  Finance expenses increased by 45.7% in 2005-06 from A$181.1 million in 2004-05 to A$263.9 million in 2005-06.  The increase in finance expenses was principally due to the PACRS coupon payment of A$57.8 million being treated as interest in 2005-06 and as a dividend payment in 2004-05 as required under AIFRS and AGAAP respectively.  In addition, there was an increase in average interest rate on approximately A$500 million of floating rate debt in 2005-06 of 1.5% compared to the average rate in 2004-05.  Other increases in finance costs related to the credit rating downgrade received in 2005-06.

Significant Items before tax

Significant items before tax related to the following:

•                  In 2005-06, the acquisition of further equity interests in Vision Grande resulted in fair value gains on derivative instruments associated with the acquisition of A$32 million, and a profit on the sale of the Group’s China based tobacco packaging plants to Vision Grande of A$52.3 million.  The significant item recognised under AIFRS relating to the acquisition of Vision Grande in relation to the fair value gains on derivatives is $32 million lower under US GAAP due to certain instruments included in the acquisition accounting not being recognised as derivative instruments under US GAAP. In addition, the profit on sale of  the tobacco packaging plants is A$2.6 million lower under US GAAP. This is due to the additional gain recognised under AIFRS on dilution of Amcor’s interest not being recognised for US GAAP.

•                  Amcor also recognised as a significant item in 2005-06 a gain of A$12.5 million which resulted from the increase in Amcor’s share of Vision Grande’s net worth as a result of an equity issue by the associate.  As the net assets and the carrying value of Vision Grande are different under US GAAP, the profit on dilution of Amcor’s shareholding in Vision Grande was A$9.9 million higher under US GAAP.

•                  PET business integration and restructuring initiatives continued in 2005-06 and related significant expenses decreased from (A$51.8) million in 2004-05 to (A$10.1) million in 2005-06.  The 2005-06 expenditure related to the closure of two Mexican plants and restructuring activities in Poland.  The 2004-05 expenditure related to the closure of plants in Merrimack, United States, Aquas Calientes, Mexico and Turkey.

•                  Flexibles market sector rationalisation expenditure involves a program over two to three years to rationalize the business.  Related expenditure was A$34.2 million in 2004-05  and included a further A$53.7 million in 2005-06.  In 2005-06, this expense included the closure of Colodense, in Bristol, United Kingdom, and Hochheim, Germany plants and the 2004-05 expense the closure of the Envi plant in Holland.

•                  In 2005-06, the Asian business segment disposed of the corrugated, sacks and closures businesses at a significant loss of A$7.2 million.

•                  In 2005-06, the Closures business was restructured and disposed of at a loss of A$18.6 million.  This business is recognised as a discontinued operation in the Consolidated Financial Statements included in Item 18.

•                  In 2005-06, asset impairments included impairments of A$8.3 million in PET, A$18.2 million in Flexibles, the Closures business segment of A$15.5 million and impairments of A$24.8 million in Asia.  In 2004-05 asset impairments related to PET A$49.9 million, Australasia A$108.7million, Flexibles A$23.2 million, Asia A$44.2 million and Corporate assets of A$6.1 million.

•                  In 2005-06, onerous leases expenses at PET and Corporate were A$6 million and A$1.8 million respectively and pension curtailment gains of A$1.9 million and A$1.4 million were recognized.

Income Tax

Amcor’s income tax rate in 2005-06, before significant items of 21%, remained relatively consistent with the 2004-05 effective tax rate of 21.7%.

Amcor’s income tax benefit on significant items in 2005-06 of A$25.3 million decreased as compared to a benefit of A$58.6 million in 2004-05.  The 2005-06 tax benefit from significant items resulted from tax benefits on restructuring expenses and asset impairments.  The significant income of A$96.8 million from the Vision Grande transaction in 2005-06 did not create a tax expense.

Profit after tax and after significant items

Amcor’s AIFRS net profit after tax and significant items increased 47% from A$258.4 million in 2004-05 to A$379.2 million in 2005-06.

Amcor’s US GAAP net profit after tax and significant items decreased by 23% from A$205.7 million in 2004-05 to A$158.2 million in 2005-06.

Loss from discontinued operations

The loss from discontinued operations of A$37.4 million in 2006 compared to A$19.2 million loss in 2005 is a result of the disposal of the White Cap Metal Closures business effective June 2006 and the disposal of the Asian Corrugated business effective February 2006.  Financial information related to these discontinued operations is set out in Note 12 to the Consolidated Financial Statements.

The US GAAP loss from discontinued operations differs from AIFRS by A$152.5 million in the year ended 30 June 2006 primarily as a result of exchange fluctuation reserve amounts relating to the White Cap Metal Closures business and the Asian Corrugated business.  Under US GAAP these amounts are recognised in net income as part of the disposal.  Under AIFRS these amounts were transferred to retained earnings as part of the transition to AIFRS on July 1, 2004.

Dividend

A final dividend of A$0.17 per share (franked to 15%) was declared on all fully paid ordinary shares registered as at September 7, 2006, and paid on September 29, 2006. The final dividend, combined with the interim dividend of A$0.17 per share, represented an annual dividend of A$0.34 per share. This was consistent with the 2004-05 dividend of A$0.34 per share.

Amcor PET Packaging

	Year ended June 30,
	2005-06	2004-05	Change
			%
	A$M	A$M
Sales	4,048.9	3,696.4	9.6
PBIT excluding significant items	245	259.8	(5.7)
Signficant items before income tax	(22.5)	(107.3)

PET Group Amcor PET Packaging had a mixed year in 2005-06 with good performances in North America and Europe offset by a disappointing result in Latin America, mainly due to a poor performance in Mexico.

PBIT excluding significant items was down 5.7% from 2004-05 to A$245 million in 2005-06.

Significant items in 2005-06 were a loss of US$16.8 million (before tax), of which US$6.7 million was a cash outlay. Significant items were related to the restructuring activities for the operation in Poland, two plant closures in Mexico, and administration cost reductions and business streamlining activities in Europe and Latin America.

Volumes for the year were up 5.9% in 2005-06 to 36.1 billion units. Custom containers were up 26.6% in 2005-06 and are now 20% of total volume.

The 2005-06 sales revenue of A$4,048.9 million translated at exchange rates of the USD, Euro, and Canadian dollars at June 30, 2005 would result in A$53.2 million lower sales revenue for the June 06 year.  This is mainly caused by the weakening in the Australian dollar against the US dollar in 2005-06.

A key issue for the business in 2005-06 has been the recovery of inflationary costs, primarily rapidly rising energy costs. In 2005-06 energy represents over 15% of non-material operating costs and this has risen sharply over the past 12 months.

Traditionally, industry contracts have not recaptured energy cost movements, and consequently the business had substantial under-recovery that impacted earnings. As contracts are renewed, energy cost recovery clauses are being included as part of standard commercial terms. However, it will take time to implement this across the entire business.

The annualized run rate for the higher energy costs in 2005-06 was around US$20 - 25 million. It is estimated that these increased costs negatively impacted earnings for the 2005-06 year by between US$10 - 15 million with a significant proportion occurring in the second half.

North America

In North America, volumes were up 8.8% for the 2005-06 year after being up 15.5% for the first half of the year. This growth was predominately due to a 26% increase in custom containers and a particularly hot summer in July and August 2005, that assisted volumes in the carbonated soft drink (CSD) and water segment in the first half of the year.  Lower volume growth in the second half of the year reflected the decision by Coca-cola to self-manufacture in Canada and the Northwest US.

The increase in the custom business was a result of strong growth in the isotonic beverage sector, together with ongoing expansion in the diversified product segment, including the liquor and personal care markets. The business reached agreement with PepsiCo to build a new US$80 million plant at Wytheville, Virginia, for hot-fill Gatorade containers on a near-site basis to PepsiCo’s plant at that location. This plant is expected to commence operations by March 2007.

The business has successfully commercialized the new panel-less heatset container, PowerFlexTM. This patented design is currently being introduced into the market by a number of iced tea and functional beverage customers and additional manufacturing capacity is being installed to meet this growth.

Volumes also benefited from the first full year of an on-site facility for a major juice producer and a near-site facility for private label hot-filled juice products. Also assisting the volume increase were the custom expansion at the Franklin plant in Indiana and the expansion of the heatset gallon capacity in three locations.

The North American business strategy is to continue to support growth in the custom segment, backed by long-term contracts that recognise the technology and value that exist in its heat-set products. The company is budgeting US$120 million in capital expenditure in the 2006-07 year to support this growth. A key component of this will be the new plant at Wytheville. Other key projects include heat-set capacity expansion on the West Coast and PowerFlexTM capacity installation in key markets.

In the water and CSD segments, volume growth was 3% for the 2005-06 year after being up 9% for the first half of the year. Following the Coca-Cola decision to pursue self-manufacturing in the US Northwest and Canada, effective January 2006, the business closed three plants in Canada. Much of the equipment was relocated to other sites, mainly in North America.

The business is being very selective in new investment in the CSD and water segments. New capital spending is supported by satisfactory long-term contracts that reflect Amcor’s need to recover inflationary cost increases, particularly energy.

Latin America

In 2005-06, the business in Latin America achieved overall volume growth of 10% and growth in custom containers of 37% albeit off a low base. The region has favourable demographics, increasing income per capita and ongoing replacement of glass with PET will continue to support this higher overall growth.

The business in Mexico had a disappointing 2005-06 year with earnings down substantially from 2004-05. The issues were predominately around management, footprint, manufacturing efficiencies and supply chain.  A number of plants had low operating efficiencies which resulted in subcontracting out production and increasing the logistics and warehousing costs.  In March 2006, a new General Manager was appointed with the initial focus to develop a turnaround program for the business. The key elements of this program include closing two small blow-moulding facilities and reviewing the entire supply chain to reduce handling, transport and warehousing costs.  The business will continue to obtain manufacturing and technical support from the North America operations.  Although the operations experienced a loss in 2005-06, they are currently operating at break even. Substantial improvement is anticipated in 2006-07, however the full year benefits from the turnaround plan, expected to be around A$20.1 million per annum, will not be realised until 2007-08.

The businesses in Argentina and Brazil experienced substantially lower reported earnings for the 2005-06 year with unfavourable currency movements.  In both countries, there was considerable inflationary cost pressure (inflation in Argentina was 13% and in Brazil was 10%) that was not fully recovered in the market.

In Argentina, the 2004-05 PBIT excluding significant items was positively affected by substantial export volumes to Brazil. This did not continue in 2005-06 and a major customer commenced importing products from a neighbouring country to take advantage of cross-border tax benefits. The business in Argentina is a well-run organisation with a solid business base and satisfactory returns, however the very favourable conditions in 2004-05 are not likely to be repeated.

Europe

In Europe, volumes were up 1.3% on a continuing business basis. At the end of the 2004-05, the plant in Turkey was closed so that the actual volume movement was a reduction of 3%.

Across the business there was good growth in the United Kingdom, driven by increases in the water and custom beverage segments as well as good progress in expanding the diversified product business. The volumes in Continental Europe were flat in 2005-06 compared with 2004-05, with a reduction in Germany offset by growth in Spain, while France was steady in 2005-06 compared to 2004-05.

In 2005-06, the custom plant at Brecht, Belgium also had stable volumes, and it is currently transitioning a number of products from multilayer to monolayer barrier technology.

During the 2005-06 year, the plant in Poland was downsized to reflect a smaller business base. The management team has decided to exit the market there and recently reached agreement to sell the business to a competitor.

In 2005-06, the PET recycling facility at Beaune, France had another year of solid performance.

In 2005-06, the key issue for the business in Europe was the recovery of increased energy costs. In the United Kingdom and much of Continental Europe, energy costs rose substantially and it was difficult to pass these increases on to customers.  As contracts are renewed, energy cost recovery will be included as a standard clause. However, this process will take time to be fully implemented.

In an environment of flat volumes and rising energy costs, manufacturing performance in 2005-06 was excellent and profits were ahead of 2004-05. The management team in this region did an excellent job in managing costs and capital to maximise earnings in a challenging business environment.

PET Group Outlook

The outlook for the PET packaging business is for a modest improvement in earnings in the 2006-07 year. Rising costs, particularly energy, will severely dampen the first half earnings, compared to the same period last year. As the year progresses the turnaround in Mexico and the improved recovery of energy cost increases will improve earnings, but the full benefit of these improvements will likely be evident beginning in the 2007-08 year.

Amcor Australasia

	Year ended June 30,
	2005-06	2004-05	Change
			%
	A$M	A$M
Sales	2,560.9	2,571.7	(0.4)
PBIT excluding significant items	262.4	315.8	(16.9)
Signficant items before income tax	0.0	(108.7)

The Australasian business had a difficult year in 2005-06 with PBIT excluding significant items, down 16.9% to A$262.4 million.

Across the business units the rigid, flexibles and glass operations produced solid results in 2005-06 with overall improved earnings.

Offsetting these good performances was a difficult 2005-06 year in most aspects of the Fibre operations. This business has undergone significant change over the past twelve months including the appointment of a new management team.  This team has developed a comprehensive turnaround plan, that will aim to deliver substantial improvement in earnings over the next few years and, ultimately, reposition the business to achieve Amcor’s target return on investment.

The 2005-06 sales revenue of A$2,560.9 million, included amounts translated at exchange rates of the New Zealand dollar.  Using the exchange rates of New Zealand dollars at June 30, 2005, would result in A$14.3 million higher sales revenue for the 2005-06 year.  This is mainly caused by the strengthening Australian dollar against the New Zealand dollar in the 2005-06 year.

In the short term, however, the current trend in earnings is expected to continue.

Fibre Division

Sales

The corrugated box business had a difficult 2005-06 year with overall volumes declining by 5% from 2004-05. In Australia second half of 2005-06, volumes declined by 5.5% from 2004-05 after being down just over 4% in the first half of 2005-06. In New Zealand, 2005-06 volumes were down by just over 5% in the second half of the year after being flat in the first half.

The 2005-06 decline in volume in Australia was due to some loss of volume to competition in the first half and in New Zealand the decline was due to the loss of the Fonterra contract in the second half. Overall the business was affected by general market softness and some specific industry issues.

In particular, the fruit and produce sector was down nearly 9% in the second half of 2005-06 and 5.5% for the full 2005-06 year. This was caused by the following factors:

•                  the impact of cyclone Larry in Northern Queensland that destroyed the banana crop and severely impacted a number of other produce sectors. Amcor has a large market share in this higher quality product segment. The lower volumes will have a continuing impact on earnings in the 2006/07 year; and

•                  continuing growth in the use of returnable plastic crates (RPC).

The industrial segment continues to be impacted by an increase in manufactured goods being produced offshore resulting in a decline in volumes of 5% in 2005-06 compared to 2004-05.

In the grocery segment, in 2005-06, there was continued growth in imports of filled products with customers relocating offshore and retailers increasing imports for house brands. Overall the grocery segment PBIT excluding significant items was 6% lower in 2005-06 compared to 2004-05.

The market dynamics in New Zealand changed substantially during the 2005-06 year, with an aggressive drive by competitors to secure additional volume leading to a loss of some accounts and substantial price reductions to retain business.

New Zealand volumes were down 3% overall in 2005-06 compared to 2004-05. The kiwifruit season was much improved in 2005-06 on the previous year with volume up 31% in 2005-06, but this was offset by a poor apple/pear season (down 16% in 2005-06). Meat volume was up 14% in 2005-06, on the back of higher kill rates and an improved export market. Dairy volume was down 19% in 2005-06, as the business lost a major customer in Fonterra at the end of the first half with the impact on volumes not commencing until March 2006.

In carton converting, volumes in 2005-06 were down 8% across Australasia. Demand was weaker in the Australian grocery and tobacco segments in 2005-06. Some business was lost in 2005-06 as customers relocated offshore.

Operations

Corrugated and Cartons

During the 2005-06 year, a SAP management information system was installed across the Australian corrugated business on a state-by-state roll-out. This had the effect of creating some operational adjustments as the system was implemented in each state, resulting in extra costs and reduced efficiencies. Although this was an impact in the 2005-06 year, SAP will be of substantial benefit going forward in improving service and delivery performance.

The corrugated business also faced a number of inflationary cost pressures through the 2005-06 year which it could not fully recover in the market place.

As a result of the above factors, gross margins, which were largely unchanged in the first half on 2005-06, declined in the second half on 2005-06. This was particularly so in Queensland and New Zealand.

Earnings and margins in 2005-06 were also lower in the folding carton business predominantly due to lower volumes.

Paper

The paper manufacturing operations consist of the recycled paper mills that produce paper for the corrugated box business, and the carton board mill which supplies board to the folding carton segment.

The recycling mills had a difficult 2005-06 year with domestic volumes down 5% from 2004-05, while export volumes were 28% higher but at lower margins in 2005-06 compared to 2004-05.

Operating costs increased during the 2005-06 year due to input price increases and higher plant costs. These were not recovered in the marketplace.

In 2005-06 sales by the cartonboard mill in Petrie, Queensland, to both Amcor’s folding carton business and to external domestic customers were lower than in 2004-05 due to market conditions and the loss of sales to Carter Holt Harvey. Import prices of board continue to put pressure on domestic selling prices.  Average prices were around 3% lower in the 2005-06 year and are expected to be lower again in the 2006-07 year.

In 2005-06, export cartonboard volumes were up 30% from 2004-05 but prices in Australian dollar terms were lower than the previous year.

Sales and Marketing organisation

During the 2004-05 year the corrugated business made substantial changes in the sales and marketing functions. The national sales structure put in place in 2002 reverted back to a regional structure. An additional 16 sales people have been employed to better service the needs of customers, and there has been a substantial change in the senior management of the sales team. For the coming 2006-07 year there is an extensive program to build capability and to increase effectiveness in this area.

Turnaround Plan

During the past 12 months the new management team has developed a comprehensive turnaround plan that has the primary objectives of:

•                  lowering the cost base;

•                  improving operating efficiencies; and

•                  upgrading commercial sales and marketing skills.

The key components of this plan include:

Corrugated

Announced in 2005-06, and currently being implemented, is the reduction from three corrugated plants to two in the Queensland market, through the relocation of the corrugator and converting equipment from West End to Rocklea. As part of this project new equipment is being installed at Rocklea. Following the closure of the West End site, Amcor will be the low cost producer in that market. In Victoria the operations will reduce from three corrugated sites to two, with the announcement of the closure of the site at Box Hill. The two remaining corrugated operations in Victoria will be upgraded to further improve competitiveness.

In New South Wales the new management team is finalizing a review of operation. This is likely to involve some restructuring and plant upgrades to reduce costs.

Paper

After an extensive review process it has been decided to undertake a detailed feasibility study for a new paper recycling mill at Botany, New South Wales.

The new mill would be targeted for completion in the 2009-10 financial year.  As part of this review the recycled paper mill at Spearwood, Western Australia was closed in September 2006.

In the cartonboard segment there has been an extensive review of the Petrie cartonboard mill in Queensland. The mill is globally cost-competitive in reel production, however the sheet conversion process will be restructured to reduce costs.

Cartons

In the folding carton segment, a new, larger format printing machine and conversion equipment will be installed at Botany to lower the cost base and enable targeting of new growth opportunities. This will also enable the transfer of some work from NSW to operations in Victoria and Queensland to improve overall efficiencies.

Summary of Benefits

This turnaround plan is expected to deliver low-cost corrugated manufacturing operations with an excellent geographic coverage. The new recycled paper mill will aim to deliver the lowest cost position in Australasia in recycled paper and the cartonboard mill will have a globally competitive cost base.

These initiatives are estimated to have a net cost of around A$300 million and deliver cost reductions of A$60 to A$80 million per annum. The timing for these improvements will be spread over the next few years with expected cost reductions in 2007-08 of around A$40 million.

Flexibles Division

The flexibles business had a solid 2005-06 year with improved earnings and returns. The division consists of four operating units: polyethylene, laminations, New Zealand flexibles and multiwall sacks.

In 2005-06, the polyethylene business continues to improve, with volumes up slightly and improved earnings and returns.  A new flexographic press was installed in Queensland in 2005-06, and a further press is to be installed in Victoria in 2006-07 to meet ongoing growth in the market.  There was some difficulty in recovering all the resin price increases, particularly in the commodity products.

The laminations business had a difficult 2005-06 year with softness in the confectionery segment and a slowing in growth in the pouch market. The rationalisation from two sites to one in New South Wales was successfully completed and this will improve operating efficiencies in that market. Two new gravure machines were commissioned in Victoria and New South Wales, in the last quarter of the 2005-06 year, and these will assist in improving earnings in the 2006-07 year.

The business in New Zealand had a challenging 2005-06 year, with aggressive pricing in the market making it difficult to recover resin price increases. A new extrusion line and flexographic press were commissioned during the second half of the 2005-06 year, and new volume to support this investment has been secured which will assist earnings in the 2006-07 year.

The multiwall sack business had a good 2005-06 year, with improved earnings and returns. There has been substantial product rationalization and plant restructuring which has improved the cost base and operating efficiencies. New patented product developments for the dairy and food ingredients markets were contributors to the increased PBIT excluding significant items.

In summary, the Australasian flexibles business has undergone substantial rationalization and re-capitalization in 2005-06 with four new printing/co-extrusion machines installed across three states, as well as two in New Zealand. These machines will improve quality, reduce costs and ensure the business continues to offer improved value propositions to our customers. It is expected that this business will deliver solid growth in sales and earnings over the next few years.

Rigid Division

The aluminium beverage can business produced another solid result in 2005-06 with both earnings and returns ahead of the 2004-05 year. Volumes increased 6% in 2005-06 compared to 2004-05, mainly due to growth in the multipack soft drink segment. The ready-to-drink alcoholic sector also achieved additional volumes in 2005-06, although growth in this sector has moderated from the high levels of the past few years.

The closures operations had a more difficult 2005-06 year, with earnings lower due to price pressures and plant inefficiencies related to capital investment to support growth.  Going forward, the business is expected to benefit from growth in wine screw caps, custom moulded plastic closures and sports cap segments.  The food can and aerosol can businesses achieved good earnings growth in 2005-06 in a challenging market environment, given the substantial increases in the price of tin plate in the first half of the 2005-06 year.

The glass wine bottle operation had another strong year in 2005-06, with increased earnings as the second glass furnace moved to full capacity. Ongoing sound productivity and a full year’s production from the second furnace is expected to deliver continued improvement in earnings for the 2006-07 year.

Australasian Group Outlook

The outlook for the Australasian business is for substantially lower earnings in 2006-07 as the second half run rate of 2005-06 continues into this year.   Beyond 2006-07, this business has substantial upside in the corrugated and flexibles operations, with new capital and improved operating efficiencies delivering a lower cost base.

Amcor Flexibles

	Year ended June 30,
	2005-06	2004-05	Change
			%
	A$M	A$M
Sales	2,978.6	2,971.2	0.3
PBIT excluding significant items	188.4	190.4	(1.0)
Signficant items before income tax	(71.9)	(57.4)

The flexibles business had a solid year overall in 2005-06 despite difficult circumstances with PBIT excluding significant items up 2.6% to €115.6 million in local currency but down 1% to A$188.4 million.

The sales and PBIT excluding significant items shown in the table above for both 2004-05 and 2005-06 do not include the contribution from those parts of the White Cap Closures operations where the sale has been completed or will be completed in the near future. The earnings from these businesses are included in the discontinued businesses disclosure.

Significant items were A$71.9 million (before tax) in 2005-06, predominantly for the closure of two plants in the processed food sector, the loss on the sale of the White Cap Closures business, and asset writedowns. The cash component of the significant items in 2005-06 was A$17.9 million.

The 2005-06 sales revenue of A$2,978.6 million translated at exchange rates of the Euro at June 30, 2005, would result in A$87.6 million higher sales revenue for the June 30, 2006 year.  This is mainly caused by the strengthening $A against the Euro.

Food Flexibles

The Food Flexibles business predominantly consists of the plants serving the processed and fresh food markets in Western Europe. It coordinates the food packaging strategy with the flexibles operations in other regions.

Sales were up 1.4% in 2005-06 to €970.8 million, although volumes were lower. There was solid progress in earnings in 2005-06 due mainly to an ongoing improvement in the processed food business.

Resin costs increased substantially through the second half of 2005-06 and, although by year-end the costs had largely been recovered, there was a lag in recovery in some sectors, particularly where films are a substantial component of the finished product.

In the bread, produce and frozen food sectors, the 2005-06 first half difficulties that arose in the United Kingdom bread bag plants with strong customer demand exceeding capacity, eased in the second half of 2005-06 as new equipment purchased in 2005 became fully operational. This business should continue to improve in the 2006-07 year.

The chilled food sector had a mixed 2005-06 year, with good results in a number of market segments, especially yoghurt, which saw good sales growth, being offset by ongoing disappointing results from the plant in Lund, Sweden, and competitive pricing in the meat and fish packaging categories. The Lund improvement plan is addressing its remaining operational and strategic issues.

The chilled food sector has a substantial product innovation pipeline based around enhanced shelf life, easy-opening and re-sealable features that will assist in delivering improved margins over the next few years.

The processed food sector had a substantially stronger 2005-06 year, with earnings and returns well up on the 2004-05 year.  It is developing strong commercial strategies focusing on attractive segments such as coffee, ready meals and liquid beverages.  As a result of these initiatives, the processed food business should deliver returns in excess of the cost of capital in the 2006-07 year.

The closure of the plant in the United Kingdom is proceeding to schedule and the business transfer program has commenced.  Production ceased in November 2006. Key pieces of equipment will be transferred to other Amcor sites, including Russia.

For the plant closure in Germany, the social plan has been agreed and business transfers have commenced. Production will finish by November 2006.  The planned benefit from the closure of these two plants is €10 million and will be fully realized in the 2007-08 year.

The major challenges for the food flexibles business in the 2006-07 year are the recovery of non-resin cost increases, particularly aluminium foil, energy and wages, tighter management of working capital and the continuing delivery of improvements in under-performing plants.  With oil prices remaining high, it is anticipated there will be further pressure on raw material prices that will need to be recovered in the marketplace.

Healthcare

Formed in April 2006, Amcor Flexibles Healthcare incorporates Amcor’s flexible packaging activities in the Americas and healthcare packaging plants in Europe. Amcor Flexibles Healthcare is a global leader in flexible packaging for the medical and pharmaceutical markets. Headquartered in Chicago, USA, it has over 2,200 employees and 16 manufacturing facilities in 10 countries. In addition, the group coordinates strategy and commercial activity with flexible healthcare activities in Asia. Overall sales were €523 million in 2005-06, up 7.5% on the previous 2004-05 year.

Healthcare Americas

Sales increased 9% in 2005-06 through a combination of the commercialization of new products, the impact of pass through of higher raw material costs and targeted volume increases.

Despite raw material supply and cost volatility in 2005-06, which was particularly accentuated by hurricanes Rita and Katrina, the business was able to maintain continuity of customer supply.

Improved operational performance, particularly in reducing waste, combined with good sales growth to deliver higher earnings in 2005-06.

The business has commenced work on the installation of a new press and laminator. This investment will serve to support the growth strategy of the business by increasing its offerings in selected attractive segments while leveraging strong European technologies and customer relationships.

Healthcare Europe

Sales increased 8% in 2005-06 compared to 2004-05 through growth in the medical, pharmaceutical and personal care segments as well as the passthrough of raw material price increases.

The business had a mixed result for the 2005-06 year with strong performance across a number of plants offset by a poor result at one site.  This poor performance is being addressed through a focus of key resources on increasing export sales, decreasing the plant’s cost base and improving its operating efficiencies.

Amcor Flexibles Healthcare’s outlook for the 2006-2007 year is positive, anticipating continued sales growth and improved earnings in Europe.

Rentsch

Amcor Rentsch has leadership of Amcor’s global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe. Sales for the 2005-06 year were up 13.8% from 2004-05 to €348.1 million.

The folding carton business, which predominately supplies the tobacco industry, had a sound result in 2005-06 with earnings slightly ahead of the previous 2004-05 year.

Sales were higher for the 2005-06 year, although growth was lower in the second half as the pull forward of demand into the first half due to tax increases in Western Europe was not repeated in the second half. There was continued sales growth in Eastern Europe due in part to the full year impact of additional capacity installed in Russia in October 2004.

Over the past 10 years, cigarette production has progressively moved from Western Europe to Eastern Europe to more closely match production with consumption on a country basis. This trend is ongoing and Amcor has benefited from being a first mover into Eastern Europe and Russia.

The new high-speed press installed in France in September 2005 continued to improve operating efficiencies as the year progressed, although it is still not fully loaded.

Graphic health warnings on tobacco packaging are starting to be introduced in Europe, with Belgium implementing the EU Directive from 2007. Preparing the business for the transition is requiring progressive upgrading of the presses with additional colour printing stations.  This program is ongoing.

The outlook for the folding carton business is for another solid year in 2006-07. The Eastern European flexibles business consists of the plant in Poland and the new greenfield plant in Novgorod, Russia, located adjacent to the tobacco packaging plant. The business in Poland delivered improving results as the year progressed and the new plant in Russia has received strong customer support. A second press relocated from the Colodense plant in the United Kingdom, which is closing, will be installed over the next 12 months to meet the continued growth in demand.  It is expected that the new flexibles plant in Russia will make a modest profit in the 2006-07 year.

Flexibles Group Outlook

The outlook for the flexibles business is for positive benefits from the restructuring in processed foods and improving performance at underperforming plants to be partially offset by rising input costs and ongoing volatility in resin-based raw material costs.

Overall, earnings are expected to be moderately higher.

Amcor Sunclipse

	Year ended June 30,
	2005-06	2004-05	Change
			%
	A$M	A$M
Sales	1,292.1	1,218.7	6.0
PBIT excluding significant items	65.1	54.7	19.0
Signficant items before income tax	-	-	-

Amcor Sunclipse had a strong 2005-06 year with PBIT excluding significant items up 19% from A$54.7 million to A$65.1 million and up 18.6% from US$41.0 to US$48.6 million in local currency.

Sales for the 2005-06 year were up 6% to A$1,292.1 million in 2005-06 and up 5.6% to US$965 million in local currency due to a combination of increased raw material costs and increased volumes.

There were no significant items.

Over the past 12 to 18 months, Amcor Sunclipse has undertaken a number of projects to ensure its processes and systems are appropriate in this new environment of continued rising input costs. The business has been focused on:

•                  recovering cost increases in the market in a timely manner;

•                  customer and product profitability; and

•                  improving back-office capabilities to enhance customer service and reduce costs via a new business services centre.

The success of these programs was evident in the improvement of operating margins which was achieved despite substantial cost increases for raw materials, energy and freight. Linerboard costs increased on three separate occasions between November 2005 and May 2006 by US$30, US$40 and US$50 per short tonne. These increases were passed through to customers with minimal impact on margins.

During the 2005-06 year there were numerous increases in costs for plastic-based products, such as stretch wrap and protective packaging, and these were also successfully passed on to customers. Freight costs also increased substantially. The business applied freight surcharges to many accounts, ensuring these costs were largely recovered.

An important element in developing new sales has been the growth in the number of sales people via the Amcor Sunclipse training program. At June 2006, there were 125 additional sales trainees active in the field compared to 47 at June 2005. These additional people had a positive impact, especially in the second half, that should continue in the 2006-07 year.

During 2004-05 and 2005-06, Amcor Sunclipse moved the majority of its back-office functions out of California to the lower-cost location of Tempe, Arizona. This transition caused some disruption, however progress has been achieved in the second half of the 2005-06 year in reducing working capital and improving customer service.

Sunclipse Outlook

The outlook for Amcor Sunclipse remains positive. The 2006-07 year has started well, and provided economic conditions do not deteriorate, earnings are expected to be higher than in 2005-06.

Amcor Asia

	Year ended June 30,
	2005-06	2004-05	Change
			%
	A$M	A$M
Sales	174.5	182.2	(3.9)
PBIT excluding significant items	29.8	23.1	29.0
Signficant items before income tax	93.8	(9.6)

Amcor Asia had a solid 2005-06 year with improved earnings across most of the continuing businesses. The earnings for the business reported in the 2005-06 PBIT excluding significant items line comprises an operating PBIT before significant items of Sing$24.7 million and an equity accounted profit after tax of Sing$12.0 million. The latter contribution is predominantly from the investment in the Hong Kong publicly listed company Vision Grande.

The sales, PBIT excluding significant items and average funds employed for both 2004-05 and 2005-06 does not include the contribution for the corrugated operations sold during the 2005-06 year. The PBIT excluding significant items for these businesses is included in the discontinued businesses disclosure.

Returns, measured as PBIT excluding significant items over average funds employed, were 12.7% in 2005-06, however this measure includes the equity accounted profit after tax of Vision Grande and hence is not strictly comparable to the returns measure for the other business units.

During the 2005-06 year, the business underwent substantial change. In February 2006, the sale of the corrugated, sacks and closures business was announced, for a combined value of around Sing$16 million. In aggregate, the businesses sold were loss making for the 2005-06 year.

In December 2005, Amcor announced it had elected to increase its ownership in Vision Grande from 16.7% to 44%, via the injection of its two tobacco packaging operations in China, exercising its previously granted option over Vision Grande shares and taking up an issue of new shares. These transactions were approved by shareholders of Vision Grande in February 2006.

In May, Vision Grande purchased the remaining 68.5% of World Grand Holdings Limited that it did not previously own. Part of the purchase price was an issue of shares to the previous owners of World Grand Holdings Limited. Following this transaction, Amcor’s ownership in Vision Grande is 40.1%.

On August 14, 2006, Vision Grande announced that its unaudited first half results were up 20.7% to HK$83.5 million. Amcor’s equity accounted share of the full year earnings from Vision Grande was Sing$10.8 million. Amcor received dividends of Sing$7.2 million from Vision Grande during the 2005-2006 year.

The tobacco packaging business outside of China consists of two plants in Singapore and Malaysia. The 2005-06 year’s PBIT excluding significant items also included eight months’ contribution from the two plants in China which were divested to Vision Grande. Overall, in 2005-06, the tobacco packaging plants delivered an improved result with good sales growth.

The flexible packaging business consists of a medical flexible plant in Singapore and two plants in China focused on the food business.

During the 2005-06 year, a new blown film extruder was installed in the Singapore plant to serve the growing medical packaging market.

The flexibles plants in China continue to deliver solid returns in 2005-06. The business is currently relocating the Zhongshan plant in southern China to new premises with improved facilities to enable further growth.

The significant items recognised under AIFRS relating to Vision Grande are A$24.6 million lower under US GAAP.  This is due to the following: certain instruments included in the acquisition accounting not being recognised as derivative instruments under US GAAP; a difference in the partial gain recognised on the sale of subsidiaries to Vision Grande; and a difference in the gain recognised on dilution of Amcor’s interest in Vision Grande.

Outlook for Asia

The wholly owned tobacco packaging and flexibles plants continue to deliver solid results and should improve earnings in the 2006-07 year.

B.                            Liquidity and Capital Resources

Amcor believes that its future net cash flows from operating activities and existing credit facilities should be sufficient to fund all of its existing business needs for the foreseeable future, including currently anticipated capital expenditure, debt repayments and other contingent liabilities.

As indicated in the following table, Amcor has expended significant funds on capital expenditure projects and acquisitions over the past two fiscal years.

	Year Ended June 30,
	2005-06	2004-05
	(In A$ millions, except percentages)

Capital expenditure	486	647
Acquisitions	67	46
Gearing: net debt/net debt and shareholders’ equity	47%	51%
Total liabilities as % of total assets	65%	62%

Capital expenditure commitments and contingent liabilities at June 30, 2006, were A$141.5 million and A$12.9 million, respectively. Acquisition expenditure in 2005-06 of A$67 million included the further investments in Vision Grande.

Amcor ensures that adequate back-up funding facilities are in place to cover the risk of a loss of credit support or a general market disruption. Amcor has arranged back-up facilities to support sources of working capital funding.

Undrawn committed bank facilities available to Amcor at June 30, 2006, totalled A$1,366.5 million.

The following table summarizes the major committed and uncommitted facilities as at June 30, 2006:

•      a A$320 million committed bi-lateral multi-currency term loan facility (undrawn at June 30, 2006, A$320 million), maturing September 2007; and

•      a A$300 million committed multi-currency term loan facility (fully drawn at June 30, 2006, A$300 million), maturing December 2007; and

•      a US$1,250 million committed syndicated revolving multi-currency loan facility (undrawn US$700 million),, maturing June 2007 (Tranche B) and June 2011 (Tranche A); and

•      a A$600 million uncommitted promissory note facility (undrawn A$510 million);and

•      a US$400 million uncommitted commercial paper program (undrawn US$311 million); and

•      a US$200 million uncommitted multi-currency Euronote facility (undrawn US$200 million).

Amounts drawn under the committed facilities incur a margin over the applicable LIBOR or bank bill rate, based on the Amcor Limited credit rating.  Commitment fees are charged on either the full or undrawn portion of each facility.  The uncommitted facilities incur a margin of between 3 to 15 basis points over the applicable LIBOR or bank bill rate, depending on size, tenor and demand.  Members of each dealer panel are paid an incentive and paying agent fee on each settled promissory or commercial paper issue.

Total borrowings increased from A$2,477 million at June 30, 2005 to A$2,775 million at June 30, 2006. Net of cash and short-term deposits, net debt was A$2,875.8 million as at June 30, 2005 compared with net debt of A$3,125.6 million at June 30, 2006.

Amcor’s debt profile for its last two fiscal years is shown below:

	Year Ended June 30,
	2005-06	2004-05
	(In A$ millions, except percentages)

Long-term debt (excluding undated subordinated convertibles but including finance leases)(1)	2,084.9	1,917.3
Net debt/(cash surplus)(2)	3,125.60	2,875.80
Average interest rate(3)	5.54%	4.94%

(1)   Non-current liabilities (i.e. debt which is due to be repaid more than twelve months after balance date).

(2)   Current and non-current bank and other borrowings, current and non-current lease liabilities and subordinated convertible notes net of cash and deposits.

(3)  Includes an interest rates of subordinated convertible securities.

By keeping a proportion of variable-rate debt, Amcor was able to maintain the average interest rate paid on all borrowings in 2005-06 at 5.54% (2004-05 – 4.94%). Net interest cover at 3.1 times is lower than at June 30, 2005 (4.4 times) and is well within the prudential limit established by Amcor’s Board of Directors. Balance sheet gearing (net debt as a proportion of net debt plus shareholders’ equity) was 47% at June 30, 2006, compared with 51% as at June 30, 2005.

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

Amcor believes that it maintains a high level of liquidity including positive working capital, cash balances and substantial credit facilities (described above). Total working capital at June 2005 was A$1,209 million compared with A$977 million at June 2006.  This was a decrease of A$232 million.  This decrease included the movement in working capital in the discontinued operations.  These discontinued businesses carried A$130 million in working capital.

The following table sets forth Amcor’s cash flow information for the last two fiscal years:

	Year Ended June 30,
	2005-06	2004-05
	(In A$ millions)
Net cash inflow from operating activities	964.1	901.8
Net cash outflow from investing activities	(247.0)	(599.9)
Net cash outflow from financing activities	(870.7)	(197.6)
Net increase/(decrease) in cash and cash equivalents held	(153.6)	104.0

Operating cash flow improved by A$62.3 million in 2005-06 compared to 2004-05 due to an improved in net cashflow received from customer and paid to suppliers of A$125.5 million, and a reduction in income taxes paid of $36.4 million, offset by an increase in finance expenses paid.

The decrease in cash outflow from investing activities in 2005-06 reflects lower levels of expenditure on acquisitions and capital and A$297.5 million in proceeds received on disposal of the White Cap metal closures business.

Net cash outflow from financing activities has increased in 2005-06 mainly due to the net proceeds from borrowings and repayment in debt of A$627.3 million.

Issued share capital increased from 878.2 million Ordinary Shares outstanding at June 30, 2005 to 890.3 million Ordinary Shares outstanding at June 30, 2006 due primarily to the conversion to ordinary shares of convertible securities of 18.2 million shares (refer F-78) less the share buy-back of 8.2 million shares.

On May 25, 2006 (April 19, 2005) the company completed the on market buy-back of 8,187,171(2005: 2,205,000) fully paid ordinary shares, representing 0.93% (2005: 0.25%) of ordinary shares on that date.  The total consideration of shares bought back on market was A$57,836,513 (2005: A$15,442,612) being an average, including incidental costs, of A$7.06 (2005: A$7.00) per share.

C.                            Research and Technology

Research and Development continues to be an integral part of Amcor’s strategy.  There is a global coverage with centres in Europe, North America and Australasia.  These centers are responsible for provision of product innovation, technical support, design and intellectual property management.

The centers support their specific region and businesses as well as combining resources on a number of joint projects.  Furthermore, there is exchange of information between the groups to ensure that local solutions are made known to other relevant groups.  During 2005-06 Amcor spent approximately A$37 million on research. This compares with A$39.7 million in 2004-05.

Amcor Research and Technology has led the generation of packaging related intellectual property in key food and beverage segments through:

•      Strategic technology platforms for leadership and innovation;

•      Development of technology roadmaps of market trends and emerging technologies;and

•      Cross functional teams including customers and global Amcor division focused on high value projects.

Amcor is a significant owner of registered intellectual property, with in excess of 400 different patents, 400 trade marks and 200 registered designs.  Many of these are registered in more than one country, consequently multiplying the number of patent, trademarks and registered designs owned by Amcor; for example, Amcor owns more than 1,000 individual patents.  Amcor has also registered the Amcor trade mark in more than 60 countries as part of its objective to be a globally recognized brand.

D.                            Trend Information

Relevant trends are discussed for Amcor as a whole and for each business in Item 5A “Operating Results”.

E.                            Off-Balance Sheet Arrangements

There are no significant off balance sheet arrangements.

F.                            Tabular Disclosure of Contractual Obligations

Contractual and Commercial Commitments as at June 30, 2006

Contractual and Commercial Commitments

	Not later	1 and 3	3 and 5	later than	TOTAL
	than 1 year	years	years	5 years
Capital Expenditure (1)	141.3	0.2	-	-	141.5
Finance Leases (2)	9.8	33.7	19.3	10.1	73.0
Operating Leases (3)	125.8	193.5	111.4	176.7	607.4
Other Expenditure (4)	64.7	54.6	8.8	15.7	143.8
Long-Term Debt	-	299.4	826.1	901.6	2,027.1
Interest on Debt (5)	139.5	187.7	163.0	110.9	601.1
Pension Benefit Obligations (6)	37.7	87.0	95.9	42.8	263.4
Payments under forward exchange contracts (7)	211.1	17.7	-	-	228.8
Commodity contracts (7)	38.3	1.0	-	-	39.3
TOTAL	768.2	874.9	1,224.5	1,257.8	4,125.4

(1)	Capital expenditure for plant and equipment contracted but not provided for.

(2)	Amcor leases equipment under finance leases expiring from one to 20 years. At the end of the lease term we have the option to purchase the equipment at an agreed residual.

(3)	Amcor leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide us with a right of renewal at which time all terms are renegotiated.

(4)	Expenditure contracted but not provided for covering supplies and services to be provided.

(5)	Interest commitments based on June 30, 2006 debt and facility maturity terms.

(6)	Expected contributions by the company for defined benefit liabilities, based on actuarial recommendation of contributions as at June 30, 2006.

(7)	Represents the gross $A equivalent of foreign exchange and commodity contract commitments.

ITEM 6                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                             Directors and Senior Management

Details of the Directors in office at the date of this Annual Report are:

C I (Chris) Roberts BCom

Independent Non-Executive Director and Chairman

Current term expires in October 2007.

Substantial knowledge of fast-moving consumer products, where the packaging component is significant, gained through  executive roles in Australia, New Zealand, the United Kingdom and Indonesia. Currently a director of Australian Agricultural Company Ltd (since June 2001), Director of The Centre for Independent Studies (since August 2004) and Deputy Chairman since March 2006. Director of Control Risks Group Limited (since October 2006). Former roles include Chairman and Managing Director of Arnotts Ltd (January 1996-January 1999), Managing Director of Orlando Wyndham Wines Ltd (October 1987-December 1990), Chairman of Email Ltd (June 1999-February 2001), Director of Telstra Corporation Ltd (December 1991-November 2000), Chairman of Winifred West Schools Ltd (February 2003-March 2004) and Director of MLC Life Ltd (August 1992- February 1995). Former Director of Petaluma Wines (February 1999-December 2001) and Cockatoo Ridge Wines Ltd (January 2002-May 2006). Chairman of Executive and Nomination Committees, member of the Human Resources Committee and Superannuation Committee. Previously a member of the Audit and Compliance Committee from 1 July 2004 to 7 December 2005. Director since February 1999 — appointed Chairman 2000. Appointed Executive Chairman from December 2004 to June 2005. Continues as Non-Executive Chairman from July 2005.

K N (Ken) MacKenzie BEng

Managing Director and Chief Executive Officer

Appointment ratified at the 2005 AGM. Notice Period – 12 Months.

Mr MacKenzie has extensive experience across all of Amcor’s major packaging business segments in the Americas, Australia, Asia and Europe. Joined Amcor 1992.

Former positions: Group Managing Director, Amcor Rentsch and Closures 2001-2005; Group General Manager Amcor Flexibles Australasia 1999-2001; General Manager Corporate Sales and Marketing, Amcor Containers Packaging 1997-1999; Senior finance and operational roles, Amcor PET Packaging North America 1992-1997; Prior to joining Amcor, Manager Manufacturing Strategy Practice,  Accenture 1987-1992. Member of Executive and Human Resources Committees. Appointed Managing Director and CEO July 2005.

R K (Keith) Barton  BSc, PhD, FTSE, FAICD.

Independent Non-Executive Director

Current term expires in October,2009.

As a former Managing Director of James Hardie Industries Ltd (April 1993-October 1999) and Executive Director CSR Ltd (January 1990-March 1993), Dr Barton has gained broad management experience in manufacturing in Australia and internationally. Currently Director of Air Liquide Australia Ltd (since December 2004), Coles Myer Ltd (since July 2003), Tower Ltd (since October 2001, Chairman since July1, 2006) and Vision Australia (since November 2004). Previously director of Goodman Fielder Ltd (Chairman) (March 2002-April 2003). Member of Executive and Audit and Compliance Committees. Director since November 1999.

G J (John) Pizzey BEng (Chem), Dip. Mgt., FIE Aust. FAICD, FAIM.

Independent Non-Executive Director

Current term expires in October 2009.

Extensive knowledge of the international resources industry and general management. Formerly Executive Vice President and Group President Primary Products for Alcoa Inc. Chairman of London Metal Exchange. Currently a Director of Iluka Resources Ltd (since November 2005), St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003). Previous directorships held; WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), Chairman 2004- 2005, Range River Gold Limited Chairman 2004-April 2006, London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Member of Executive, Human Resources, and Nomination Committees. Chairman of the Amcor Superannuation Fund. Director since September 2003.

E J J (Ernest) Pope BSc

Independent Non-Executive Director

Current term expires in October 2008.

Broad international experience over 38 years in the food and beverage manufacturing industries, including senior executive positions based in Australia, the Philippines, USA, New Zealand and Switzerland, plus extensive business travel and direct responsibilities over many years throughout Europe, Asia, South Africa and the Middle East. This includes 22 years with the Nestlé Group (1983-March 2005) and 16 years with Kraft Foods Limited (1967-1982). Former roles include Managing Director Nestlé Australia, President and CEO Nestlé Purina Asia-Pacific, Africa and the Middle East region. Currently Chairman of Golden Circle Limited (since May 2005) and a Director of Alesco Corporation Limited (since December 2004). Appointed Director of Foodbank NSW Ltd, February 2006. Formerly a director with the Nestlé Group on various boards in Australasia, South Africa and Asia (retired March 2005) and Southcorp Limited (October 2003-May 2005). Also a former Director of the Grocery Manufacturers of Australia and then a Founder and Director of the Australian Food and Grocery Council. Member of Human Resources and Nomination Committees. Elected to the Amcor Board of Directors at the AGM on October 27, 2005.

J G (John) Thorn FCA

Independent Non-Executive Director

Current term expires in October 2008.

A partner with PricewaterhouseCoopers for over 20 years, serving major local and international companies. National Managing Partner of the Australian firm of PWC from 2001 until retiring from that position in September 2003. Extensive global experience, in particular in the Asia Pacific region, in audit, accounting, corporate governance and international management groups. Director of Caltex Australia Limited (since June 2004), National Australia Bank Limited (since October 2003) (Audit Committee Chairman) and Salmat Limited (since September 2003). Chairman Audit and Compliance Committee (since February 2005) and member of the Superannuation Committee. Director since December 2004.

G A (Geoff) Tomlinson  BEcon.

Independent Non-Executive Director

Current term expires in October 2007

With extensive experience in, and exposure to, the financial services industry in Australia and internationally, Mr Tomlinson is a former Group Managing Director of National Mutual Holdings Ltd (October 1992-September 1998). Currently Chairman of Programmed Maintenance Services Limited (since August 1999) and Dyno Nobel Ltd (since February 2006), Director of National Australia Bank Ltd (since March 2000). Formerly Chairman of Neverfail Spring Water Ltd (April 1999-September 2003), Director of Pineapplehead Ltd (March 2000-June 2002), Chairman of Reckon Ltd (June 1999-August 2004) and Chairman of Funtastic Ltd (May 2000-May 2006), Deputy Chairman of Hansen Technologies Ltd (March 2000-May 2006) and Director of Mirrabooka Investments Ltd (February 1999-April 2006). Chairman of the Human Resources and Superannuation Committees and member of the Audit and Compliance Committee. Director since March 1999.

In addition to the Executive Director of Amcor noted above, details of the Executive Officers of Amcor who are not Directors at the date hereof are as follows:

Gerard Blatrix,
Managing Director, Amcor Flexibles Food
Joined Amcor in 2001 following the acquisition of Danisco and Ackerlund & Rausing flexible packaging business. Appointed to current role in April 2006. Term of agreement – Open.  Notice Period: 12 months.  Previous positions within Amcor include: Managing Director Amcor Flexibles Fresh Food 2003-2006, Managing Director Amcor Flexibles Southern Europe 2001-2003. Other senior positions in the packaging industry prior to joining Amcor include; Managing director of the French company and Managing Director of the European Business Unit Healthcare and Technical applications, VAW Flexible (1996-2001); and various plant management positions and Manufacturing Director in the Food Division Europe with Crown Cork & Seal (1987 – 1996).

E.E. (Eric) Bloom B.Sc ME, MBA

President and Chief Executive Officer, Amcor Sunclipse North America

Joined Amcor in 1995 and appointed to current position in 2002. Term of agreement - Open. Notice Period: 6 months.

Previously Research and Development Design Engineer, Director and later Vice President of Manufacturing. Previous senior manufacturing roles held at Fortune Brands and Black and Decker. Director of National Paper Trade Association (NPTA).

Peter Brues, B. Comm., CA
President, Amcor Flexibles Healthcare
Joined Amcor 1994 and appointed to current position in April, 2006. Term of agreement – Open. Notice Period: 12 months Former positions: President Amcor Flexibles Americas 2003-2006; Vice President Operations, Amcor Flexibles Europe 2001-2003; Vice President Strategic Development, Amcor Ltd 2000-2001; Director Operations, Amcor Flexibles North America 1998-2000; Chief Financial Officer, Amcor Twinpak North America 1996-1998; Corporate Controller, Amcor Twinpak North America 1994-1996; Prior to joining Amcor, Senior Associate, KPMG 1990-1994.

Chan Chew Keak (Billy) C Eng (UK), MBA

Managing Director, Amcor Asia

Joined Amcor in 1993 and appointed to current position in 1998.

Term of agreement - Open. Notice Period: 12 months. Ten years experience with Carnaud Metal box including Managing Director and Managing Director AMB Packaging Pte Ltd

Jerzy Czubak, MA, MBA.
Managing Director, Amcor Rentsch & Amcor Flexibles Eastern Europe
Joined Amcor in 1994 as Managing Director of Amcor Rentsch, Poland. Term of Agreement – Open.  Notice Period: 12 Months. Other positions: Managing Director, Amcor Flexibles, Poland; Managing Director Amcor Rentsch, Eastern Europe; Operations Director Amcor Rentsch Europe. Appointed to current role in May 2005.

W.P. (Peter) Day LLB (Hons), MBA, FCA (UK & Aust), FCPA

Executive General Manager Finance

Joined Amcor in 2001 and appointed Executive General Manager Finance in June 2001. Term of agreement - Open. Notice Period: 6 months.

Previously Executive Director Finance Bonlac Foods Limited. Former deputy chairman of the Australian Securities and Investments Commission (ASIC). Former Chairman of the Australian Accounting Standards Board. Member of International Accounting Standards Board’s Working Group on Performance Reporting

R (Ron) Delia  BSc (Marketing) MBA

Executive General Manager Operations Development

Joined Amcor in September 2005 and appointed to current position in 2005. Term of agreement – Open. Notice Period: 6 months.

Extensive experience in working with global manufacturing and packaging businesses. Previously Associate Principal with McKinsey & Company and Senior Sales Representative with Pechiney (now Alcan).

Steve Keogh, B.Comm (Economics)
Executive General Manager  Human Resources
Joined Amcor in January 2006. Term of agreement – Open. Notice Period: 12 months.

Previously held a number of senior HR management roles within BHP Billiton, the world’s largest diversified resources company. During his career with BHP Billiton, Mr. Keogh worked in Australia and the USA in senior Human Resources positions in the minerals and steel businesses and was appointed Vice President HR for BHP Minerals in 2000. Following the merger of BHP and Billiton in 2001, Mr. Keogh held HR responsibilities for significant parts of that organisation, including senior executive resourcing projects and executive remuneration for the BHP Billiton Group. Mr. Keogh has extensive experience in international HR management.

L.J. (Lou) Lachal BSc, B.Bus.

Managing Director Amcor Australasia

Joined Amcor in 1980 and appointed to current position in July 2005. Term of agreement - Open. Notice Period: 12 months.

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

W.J. (William) Long BSc. BA

President, Amcor PET Packaging

Joined Amcor in 2002 and appointed to current position in 2002. Term of agreement - Open. Notice Period: 12 months.

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

J F (Julie) McPherson Dip Law SAB, M AppFin., LLM

Group General Counsel and Company Secretary

Company Secretary since April 2005.  Term of agreement – Open. Notice Period: 6 months.

As both a lawyer and investment banker, Mrs McPherson has broad experience in corporate governance, finance and commerce. Prior to joining Amcor, she has held executive, legal and commercial positions, including Company Secretary and General Counsel at Goodman Fielder, and Deputy Managing Director of Dresdner Kleinwort Bensen. Admitted as a solicitor in Victoria and NSW and admitted to practice in the High Court. Formerly a partner of a major national law firm. Member of the Law Committee of Australian Institute of Company Directors since July 2006.

J.V. (John) Murray  B.E(Chem), B.Ec.

Executive General Manager Corporate Affairs

Joined Amcor in 1999 and appointed to current position in 1999. Term of agreement - Open. Notice Period: 6 months.

Previously Investor Relations Manager with National Mutual Holdings, Analyst for National Mutual Funds Management. Previous positions include Chemical Engineer with Alfa-Laval and institutional dealer for stockbroker AC Goode.

I.G. (Ian) Wilson LLB (Hons), LLM

Strategic Development Director

Joined Amcor in 2000 and appointed to current position in 2000. Term of agreement - Open. Notice Period: 6 months.

Extensive experience in international mergers and acquisitions, strategy development, finance and law from 14 years in investment banking with UBS and 6 years in private legal practice with Baker and McKenzie.

Executive Officers serve at the discretion of the Directors.  No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

B.                            Compensation

The aggregate amount of remuneration paid by Amcor during the year ended June 30, 2006 to all Directors and Executive Officers, as a group, was A$17.1 million. This amount includes retiring allowance accrual for non-executive Directors of A$0.5 million.

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

The Company contributes to superannuation plans operated by the Company for the Managing Director and Executive Officers of the Company.  The Company contributes at rates determined by an actuary as being necessary and sufficient to ensure the overall financial soundness of the plan.  The aggregate amount set aside by the Company during 2005-06 and included in the aggregate amount of remuneration of Directors and Executive Officers above, was A$0.9 million.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the named officers of the Company and Amcor during 2005-06 are set out below:

2005/06

		Primary					Post Employment			Share based payments
		Base Salary & Fees		Bonus	Special Incentive(4)	Non- Monetary Benefits	Super contributions	Retirement/ Resignation benefits		Share Appreciation Rights	Options and Rights	Shares	Total Remuneration

Directors

C I Roberts	2006	304,500				135,582	27,405	231,795	[2]				699,282
	2005	831,217	[1]			119,082	23,940	177,772	[2]				1,152,011
K N MacKenzie	2006	1,300,000	[5]	646,000	170,000	206,423	195,000	-			382,293		2,899,716
Chief Executive Officer and Managing Director	2005	658,617		299,671	263,447	197,635	168,104	-			130,181		1,717,655
R K Barton	2006	128,000				35,049	11,520	68,033	[2]				242,602
	2005	119,536				32,933	10,758	78,941	[2]				242,168
G J Pizzey	2006	168,578				45,193	15,172	-					228,943
	2005	140,000				38,049	12,600	-					190,649
J G Thorn	2006	182,800				48,749	16,452	-					248,001
Appointed Dec 8 2004	2005	85,023				23,175	7,652	-					115,850
G A Tomlinson	2006	142,000				38,549	12,780	102,316	[2]				295,645
	2005	114,000				31,549	10,260	64,647	[2]				220,456
EJJ Pope	2006	107,449				28,935	9,670	-					146,054
Appointed Oct 27 2005	2005	-				-	-	-					-
E A Alexander	2006	49,032				13,244	4,413	747,120	[2,3]				813,809
Retired Oct 27 2005	2005	128,800				35,249	11,592	90,700	[2]				266,343
D C K Allen	2006	41,290				11,309	-	587,339	[2,3]				639,938
Retired Oct 27 2005	2005	112,000				31,049	-	77,350	[2]				220,401
R H Jones	2006	-				-	-	-					-
Chief Executive Officer and Managing Director	2005	597,826				286,437	137,500	567,399				36,727	1,625,889
Retired Dec 7 2004

TOTAL	2006	2,423,649		646,000	170,000	563,033	292,412	1,736,603		-	382,293	-	6,213,990
	2005	2,787,019		299,671	263,447	795,158	382,406	1,056,809		-	130,181	36,727	5,751,422

(1)   Includes higher duties allowance whilst in the role of Executive Chairman (December 8, 2004 to June 30, 2005).

(2)   Represents the increase in the non-executive director’s retirement allowance accrual for the year.

Retirement allowance accrual (exclusive of superannuation) to June 30, 2006 of A$2,328,199 is allocated as follows -

-       C I Roberts   A$1,343,514

-       G A Tomlinson   A$510,522

-       R K Barton   A$474,133

(3)   E A Alexander and D C Allen retired from the Board of Directors on October 27, 2005 and were paid accrued retirement allowances of A$705,855 and A$533,265 respectively.

(4)   The special incentive bonus is a payment for meeting specific cost reduction objectives in the previous financial year, part payment of which was deferred until April 2006 to ensure permanent nature of cost reduction initiatives.

(5)   Base salary increased from A$1,200,000 to A$1,500,000 with effect from March 1, 2006 following a detailed review by the Board; annual review now intended on October 1, 2006 as with all other Senior Executives.

The fair value of the options is calculated at the date of grant using a Black-Scholes model and allocated to each reporting period evenly over the period from grant date to vesting date.     The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

		Base Salary & Fees		Bonus	Special Incentive(1)	Non- Monetary Benefits	Super contributions		Retirement/ Resignation benefits	Share Appreciation Rights	Options and Rights	Shares	Total Remuneration

Senior Executives (excluding directors)

E E Bloom	2006	636,218	[2]	391,274	85,889	50,897	16,073		-	-	76,982	-	1,257,333
President and CEO, Amcor Sunclipse	2005	600,080	[2]	105,014	150,020	58,701	15,577		-	-	95,239	-	1,024,631
C K Chan	2006	597,791	[3]	478,760	-	60,547	4,009		-	-	76,982	-	1,218,089
Managing Director, Amcor Asia	2005	583,717	[3]	179,114	-	59,491	8,928		-	-	95,937	-	927,187
G S James ^	2006	918,768	[4]	250,476	139,153	173,451	117,977		372,678	-	110,583	-	2,083,086
Managing Director Amcor Flexibles	2005	927,070	[4]	176,143	231,768	121,269	247,379		-	-	128,308	-	1,831,937
Retired June 30 2006
L J Lachal *^	2006	700,000		227,500	105,000	63,539	176,691	[7]	-	-	119,643	141,128	1,533,501
Managing Director Amcor Australasia	2005	717,391	[5]	125,543	179,348	60,878	114,783		-	-	115,952	237,138	1,551,033
W J Long ^	2006	738,347	[2]	318,778	105,478	31,104	149,700	[6]	-	82,500	144,184	-	1,570,091
President and CEO Amcor PET Packaging	2005	700,093	[2]	126,017	175,023	73,840	19,672		-	82,500	182,296	-	1,359,441
W P Day *	2006	640,000		214,500	97,500	83,500	64,000		-	-	168,009	8,728	1,276,237
Executive General Manager Finance	2005	610,000		131,150	152,500	79,000	61,000		-	-	166,510	104,738	1,304,898
I G Wilson *^	2006	701,713	[4]	338,963	107,041	211,196	-		-	9,437	-	8,728	1,377,078
Strategic Development Director	2005	663,370	[4]	132,675	165,842	177,097	-		-	56,625	-	104,738	1,300,347
J V Murray *	2006	551,125		122,430	83,475	53,121	156,798	[7]	-	-	100,805	108,028	1,175,782
Executive General Manager Corporate Affairs	2005	535,000		88,275	133,750	35,878	85,600		-	-	97,114	204,038	1,179,655

Former Senior Executives

P S Wilson *^	2006	364,051		-	-	91,164	90,315		1,219,510	-	50,403	58,378	1,873,821
Executive General Manager	2005	560,000		106,400	224,000	105,878	89,600		-	-	97,114	204,038	1,387,030
Human Resources & Operating Risk
Retired December 31 2005

TOTAL	2,006	5,848,013		2,342,681	723,536	818,519	775,563		1,592,188	91,937	847,591	324,990	13,365,018
	2,005	5,896,721		1,170,331	1,412,251	772,032	642,539		-	139,125	978,470	854,690	11,866,159

* Represents the five highest paid executives of the Company.

^ Represents the five highest paid executives of the Consolidated Group.

(1)           The special incentive bonus is a payment for meeting specific cost reduction objectives in the previous financial year, part payment of which was deferred until April 2006 to ensure permanent nature of cost reduction initiatives.

(2)           Paid in US$, converted at A$1:US$0.7466.

(3)           Paid in SG$, converted at A$1:SGD$1.2288.

(4)           Paid in GBP$, converted at A$1:GBP$0.4202.

(5)           Acting Chief Operating Officer in 2005.

(6)           Includes contributions to a US Supplementary Employer Retirement Plan.

(7)           Includes amounts reported in accordance with AASB 119 employee benefits – provision of defined benefits for L L Lachal and J V Murray of A$64,691 and A$68,618 respectively.

The fair value of the options is calculated at the date of grant using a Black-Scholes model and allocaated to each reporting period evenly over the period from grant date to vesting date.     The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

The terms and condition of each grant of options affecting remuneration are as follows:

	Price of	Risk free
	Expiry	Fair value	Exercise	shares on	Estimated	interest	Date
Grant Date	Date	per option	price	grant date	volatility	rate	Exercisable
November 1, 2002	November 1, 2012	$2.00	8.20	8.17	20.00%	5.43%	November 1, 2005
October 13, 2003	November 1, 2012	$2.43	8.20	8.96	20.00%	5.67%	November 1, 2005
March 24, 2004	March 24, 2010	$1.27	7.87	7.87	20.00%	5.12%	March 24, 2007
August 2, 2004	August 2, 2010	$1.03	6.84	6.84	20.00%	5.62%	August 2, 2007
October 27, 2005	December 31, 2010	$0.98	6.78	6.69	20.00%	5.40%	January 1, 2008
October 27, 2005	June 30, 2011	$1.01	6.78	6.69	20.00%	5.40%	July 1, 2008
October 27, 2005	December 31, 2011	$1.03	6.78	6.69	20.00%	5.40%	January 1, 2009

For details of remuneration plans for directors and senior executives refer to Note 39 of the Consolidated Financial Statements.

C.                            Board Practices

Role of the Board

The Board of Directors of Amcor Limited is responsible for the corporate governance of the company. The Board guides and monitors the business and affairs of Amcor Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The directors are responsible to the shareholders for the performance of the company in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Amcor Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed. The Board operates in accordance with the broad principles set out in its charter which is available from the corporate governance information section of the Company website.

Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and executive management. Responsibilities are set out in the Group’s delegated authority policy and these delegations are reviewed on an annual basis.

Responsibilities

The responsibilities of the Board include:

•      setting the strategic goals of the Company and for oversight of the management of the Company and direction of its business strategy, with the ultimate aim being an increase in shareholder value;

•      providing strategic direction for, and approving, the Company’s business strategies and objectives;

•      monitoring the operational and financial position and performance of the Company;

•      oversight of identifications of the principal risks faced by the Company and taking reasonable steps designed to ensure that appropriate internal controls and monitoring systems are in place to manage and, to the extent possible, reduce the impact of these risks;

•      ensuring that financial and other reporting mechanisms are put in place by the Chief Executive Officer which result in adequate, accurate and timely information being provided to the Board and the Company’s shareholders and the financial market as a whole being fully informed of all material developments relating to the Company;

•      appointing and, where appropriate, removing the Managing Director, approving other key executive appointments and planning for executive succession;

•      overseeing and evaluating the performance of the Managing Director, and other senior executives, having regard to the Company’s business strategies and objectives;

•      reviewing and approving remuneration for the senior executives of the Company;

•      approving the Company’s budgets and business plans and monitoring the management of the Company’s capital, including the progress of any major capital expenditures, acquisitions or divestitures;

•      establishing procedures to ensure that financial results are appropriately and accurately reported on a timely basis in accordance with all legal and regulatory requirements;

•      adopting appropriate procedures to ensure compliance with all laws, governmental regulations and accounting standards;

•      approving, and reviewing, the Company’s internal compliance procedures, including any codes of conduct and taking all reasonable steps to ensure that the business of the Company is conducted in an open and ethical manner; and

•      reviewing and amending the Board and Committee Charters.

Board Processes

To ensure that these responsibilities are upheld and executed to the highest level, the Board has established the following Board committees:

•      Audit and Compliance;

•      Human Resources;

•      Executive;

•      Nomination; and

•      Superannuation.

Each of these committees has written mandates and operating procedures in place which are reviewed on a regular basis. The Board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards. The full Board currently holds seven scheduled meetings during the year plus strategy meetings and any extraordinary meetings that may be necessary to address any significant matters that may arise. The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Chief Executive Officer and Company Secretary. Standing items include the Managing Director’s report, business group Managing Directors’ reports, financial reports, strategic matters and governance and compliance issues. All submissions are circulated in advance to allow the Board time to review and give due consideration to each report. Executives are regularly involved in Board discussions and directors have other opportunities to interact with management and employees during visits to business units and plants both locally and overseas. However the non-executive directors have a private session at each Board meeting at which management is not present.

Director Education

Amcor has in place a formal process to educate new directors about the nature of the business, current issues, the corporate strategy and the expectations of Amcor concerning performance of directors.

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

Composition of the Board Members

Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are noted above. The composition of the Board is determined using the following principles:

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

•      enough directors to serve on Board committees without overburdening the directors or making it difficult for them to fully discharge their responsibilities; and

•      directors are subject to re-election at least every three years (except for the Managing Director and Chief Executive Officer).

The Board seeks to ensure that:

•      at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and

•      the size of the Board is appropriate to facilitate effective discussion and efficient decision-making.

Directors’ Independence

The Board has adopted specific principles in relation to directors’ independence. These state that to be deemed as independent, a director must not be a member of management and who:

•      holds less than 5% of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than 5% of the voting shares of the Company;

•      has not within the past three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•      has not within the past three years been a principal or employee of a material* professional adviser or a material consultant to the Company or another group member;

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

In accordance with recent developments in corporate governance, this year the Board have agreed to limit the tenure for directors to 10 years, to ensure directors remain demonstrably independent, which is the classification on which shareholders can reliably rely to represent their interests.

* The Board considers ‘material’ in this context, where any director related business relationship has represented, or is likely in future to represent the lesser of at least 5% of the relevant segment’s or the director-related business’s revenue. The Board considered the nature of the relevant industries’ competition and the size and nature of each director related business relationship, in arriving at this threshold.

Term of Office Held by Each Director

The term of office held by each director is outlined in the Directors’ profiles in Item 6.A of this document.

Commitment

The Board held eleven board meetings during the year ended June 30, 2006. Two of those meetings were held at operational sites of the company and a full tour of the facilities was included as part of the visits.

Non-executive directors are expected to spend a reasonable time each year preparing for, and attending, board and committee meetings and associated activities.

It is the Company’s practice to allow its executive directors to accept appointments outside the company with prior written approval of the Board. No appointments of this nature were accepted during the year ended June 30, 2006.

The commitments of non-executive directors are considered by the nomination committee prior to the director’s appointment to the board of the company and are reviewed each year as part of the annual performance assessment. Prior to appointment or being submitted for re-election, each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Nomination Committee

The Nomination Committee oversees the appointment and induction process for directors and committee members, and the selection, appointment and succession planning process of the Company’s Managing Director and Chief Executive Officer. The Committee makes recommendations to the Board on the appropriate skill mix, personal qualities, expertise and diversity of each position. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. The Committee identifies potential candidates with advice from an external consultant where appropriate. The Board then appoints the most suitable candidate.

Board appointees must stand for election at the next annual general meeting of shareholders.

This year the Chairman in conjunction with the Nomination Committee conducted a formal review of the effectiveness of the Board, its committees, individual directors and senior executives. This review was conducted in the form of a questionnaire and has resulted in a number of new initiatives being implemented for the coming year.

The Committee has in the past been made up of all Board members and as noted in the Nomination Committee Charter, must have a minimum of three members, a majority of which will be independent directors. However, from August 2006 the Committee will operate with only three members to encourage efficient decision-making in relation to the detailed examination of selection and appointment practices of the organisation in accordance with Principle 2 of the Australian Stock Exchange’s Good Corporate Governance Recommendations.

The names of the members as at the date of this report are set out below:

Nomination Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

G J Pizzey – Independent Non-Executive Director

E J J Pope* – Independent Non-Executive Director

* E J J Pope joined the committee on October 27, 2005

As the Nomination Committee comprised the full Board for the past year any matters referred to the Nomination Committee during the year were dealt with by the Board. The terms and conditions of the appointment and retirement of nonexecutive directors are set out in correspondence to the relevant party, including expectations for attendance and preparation for all Board meetings, appointments to other Boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice.

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

A majority of the Committee must be independent. As at the date of this report, the names of the members are set out below:

Executive Committee:

C I Roberts (Chairman) – Independent Non-Executive Director

R K Barton – Independent Non-Executive Director

G J Pizzey* – Independent Non-Executive Director

K N MacKenzie – Executive Director

* G J Pizzey joined the Committee on February 21, 2006.

All other non-executive directors receive the Executive Committee agendas and papers and are encouraged to attend meetings of the Executive Committee as available. The Committee met eight times during the year.

Human Resources Committee

The Human Resources Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, senior executives and directors themselves. It is also responsible for the company’s policies and procedures for retention of senior management, incentive performance schemes, reviewing executive development leadership and succession plans, and reviewing human resource plans for each business. The majority of members must be independent.

The Human Resources Committee’s charter is available on the Company’s website. The names of the members of the Committee are set out below:

Human Resources Committee:

G A Tomlinson (Chairman) – Independent Non-Executive Director

K N MacKenzie – Managing Director and Chief Executive Officer

G J Pizzey – Independent Non-Executive Director

E J J Pope* – Independent Non-Executive Director

C I Roberts* – Independent Non-Executive Director

* E J J Pope and C I Roberts joined the Committee on December 9, 2005.

Although the Managing Director and Chief Executive Officer is a member of this committee, he will not:

(a) vote on matters relating to the remuneration of executive officers of the Company, and

(b) attend meetings or vote on matters regarding his own remuneration

The Human Resources Committee meets as and when required. The Committee met four times during the year.

The Audit and Compliance Committee

The Audit and Compliance Committee has a documented charter approved by the Board.

All members must be independent nonexecutive directors. The Chairman may not be the Chairman of the Board. The Committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the Company. The names of the members of the Committee are set out below.

Audit and Compliance Committee:

J G Thorn, FCA (Chairman) – Independent Non-Executive Director

R K Barton, BSc, PhD, FTSE, FAICD – Independent Non-Executive Director

G A Tomlinson*, BEcon – Independent Non-Executive Director

* G A Tomlinson joined the Committee on November 1, 2005.

The internal and external auditors, the Managing Director and Chief Executive Officer and the Executive General Manager Finance, are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

The Audit and Compliance Committee is required under the charter to meet quarterly and otherwise as necessary.

This year, the Committee met nine times during the year. The external auditor met with the Audit and Compliance Committee seven times during the year without management being present.

The Audit and Compliance Committee’s charter is available on the Company’s website along with information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.

Superannuation Committee

In April 2006, a Superannuation Committee of the Board was formed for a limited period to assist the Board in fulfilling its responsibility for oversight of superannuation matters affecting the Company. The Committee’s purpose is to oversee the deficit and related asset and liability issues regarding superannuation obligations of the company in each relevant jurisdiction in which the company operates.

The Committee has a documented Charter which is available on the Company’s website. Its membership consists of three Independent Non-Executive directors. The Committee meets at least quarterly and additional meetings occur as required.  The names of the members of the Committee are set out below.

Superannuation Committee:

G A Tomlinson (Chairman) – Independent Non-Executive Director

J G Thorn – Independent Non-Executive Director

C I Roberts – Independent Non-Executive Director

Risk Management

Oversight of the Risk Management System

The Board oversees the establishment, implementation, and annual review of the Company’s risk management. A formalised Risk Assessment and Management Framework for assessing, monitoring and managing strategic operational and financial risks for the consolidated entity was put in place in 2005 to ensure that Amcor is undertaking appropriate risk management of its operations.

The Audit and Compliance Committee reports to the Board on the status of the risk management system, which is aimed at ensuring risks are identified, assessed and appropriately managed. Major risks arise from such matters as actions by competitors, government policy changes, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, environment, occupational health and safety, property, financial reporting, financial markets and the purchase, development and use of information systems.

Risk Management and Compliance and Control

The Board is responsible for oversight of the overall internal control framework, but recognizes that no cost-effective internal control system will preclude all errors and irregularities. The Board’s policies on internal governance control are comprehensive and include in addition to financial planning and reporting procedures and the use of internal and external auditors: a Code of Conduct and Ethics, a Delegated Authority Policy, a Fraud Policy and a Whistleblower Policy. Details of these are available on the Company’s website. The Company strives to ensure that its products are of the highest standard. Towards this aim, each of its business segments have highly developed quality systems which are based on the internationally accepted ISO 9000 series and meet all the extensive customer requirements.

Financial Reporting

The Chief Executive Officer and the Executive General Manager Finance have declared in writing to the Board that the Company’s financial reports have been properly maintained and present true and fair value, are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board in accordance with Principles 4 and 7 of the ASX Principles of Good Corporate Governance. Implementation of the AIFRS has been a key focus for the Group and the Board established a project team and has monitored progress to ensure a smooth transition to AIFRS reporting, beginning with the half year ended December 31, 2005. The consolidated entity has fully complied with the reporting requirements of AIFRS for the half year to December 31, 2005 and the financial year to June 30, 2006.

Environmental Regulation

Amcor is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence.

The Board is responsible for the regular monitoring of environmental exposures and compliance with environmental regulations. As part of this process, the Board is responsible for overseeing:

•      implementation of environmental management plans in operating areas which may have a significant environmental impact;

•      identifying where remedial actions are required and implementing action plans; and

•      regular monitoring of regulatory requirements.

To enable it to meet its responsibilities of oversight, the Board has established an internal reporting process. Environmental performance is reported from each site up through management to the Board on a regular basis. Compliance with the requirements of environmental regulations and with specific requirements of site environmental licences was substantially achieved across all operations except for the following:

•                  The Amcor Fibre Packaging Fairfield Mill was fined for a river water release while a spill of ink from the Amcor St. Regis Bates Keon Park plant in Australia entered a local creek. In both cases, management co-operated fully with the authorities and have made improvements to minimise the potential for incidents to occur in the future.

•                  This year the Company has been prosecuted for one significant breach with a diesel spill into a local creek from Amcor Fibre Packaging’s Box Hill Plant. Full details of the incident and subsequent prosecution are as follows:

Court Order Funds Environmental Works

On December 1, 2005, at Ringwood Magistrates’ Court, in Victoria, Australia, Amcor Packaging (Australia) Pty Ltd (the “defendant”) pleaded guilty to a water pollution charge brought by the Environmental Protection Authority (EPA) in relation to a spill of diesel to Gardiners Creek, Box Hill South, in Victoria, Australia, on or about September 6, 2004. The spill was a result of a decanting of fuel exercise from a diesel storage tank on Monday September 6, 2004, from the defendant’s Box Hill premises.

At the completion of the decanting procedure, a pump discharge delivery hose was not placed back in the correct position causing a large quantity of diesel to pollute Gardiners Creek. A number of ducks were also injured or killed by the spill. The Ringwood Magistrates’ Court convicted the defendant and ordered it to pay A$60,000 to Help for Wildlife Inc. for the establishment of a unique, all purpose wildlife education, rehabilitation and resource information centre within the Shire of Nillumbik. This wildlife centre will encompass a Rescue, Rehabilitation and Education facility. Amcor has since changed its procedures to prevent a recurrence of this incident.

Assessment of Effectiveness of Internal Controls and Risk Management

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

Internal Control and the Sarbanes-Oxley Act

Amcor’s directors accept the responsibility for oversight of the effectiveness of the Group’s internal control environment. In order to effectively discharge this responsibility they have long established a number of assurance functions (including the internal audit function) to independently review the control environment and provide regular reports to directors’ and management committees. These reports and associated recommendations are considered and acted upon to maintain or strengthen the control environment. In 2004, the directors further strengthened the control environment by refining existing processes for identifying, evaluating and managing the significant risks faced by the Group. The refined approach to risk assessment and management was aimed at:

•                  improving the coordination of risk assessment and risk management by building on existing risk management activities;

•                  ensuring risk exposures are escalated to the Board more effectively and consistently and providing the Board with a comprehensive view of the risks faced;

•                  helping management better understand barriers to the success of initiatives for growth and sustainable development; and

•                  improving corporate flexibility in preparation for increased complexity and diversity in the Group.

Amcor is committed to the proactive recognition and anticipation of risks to ensure that the threats posed to achieving corporate objectives are minimized, thus ensuring that effective advantage is taken of business opportunities. In recent years, the international business community has seen an escalation in regulation designed to strengthen corporate governance and expand management accountability. One such piece of legislation is the U.S. Sarbanes-Oxley Act 2002. Section 404 of the Act requires Amcor management to formally assert the adequacy of internal controls over financial reporting as at June 30, 2007, and annually thereafter. The external auditors are required to annually attest to, and report on, management’s assessment in accordance with auditing standards.

To comply with the requirements of the Sarbanes-Oxley Act, management initiated a project in 2003 and established a central team to co-ordinate efforts to document and test controls over financial reporting operating throughout the Group. Project teams were established around the world and have been documenting controls in key processes and testing their effectiveness in order to support management’s conclusion on the adequacy of internal controls over financial reporting.

Ethical Standards

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. Alternatively, employees may use the Whistleblower procedures in place. The Board reviews the Code of Conduct and Ethics regularly and processes are in place to promote and communicate these policies.

Conflict of Interest

Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. The Board has developed procedures to assist directors to disclose potential conflicts of interest and, each year, all independent directors complete independence declarations. Where the Board believes that a significant conflict exists for a director on a Board matter, the director concerned does not receive the relevant Board papers and is not present at the meeting whilst the matter is considered.

Details of director-related entity transactions with the Company are set out in Note 39 of the Consolidated Financial Statements.

Code of Conduct and Whistleblower Policy

The Company has advised each director, manager and employee that they must comply with the Corporate Code of Conduct and Ethics Policy. The Policy may be viewed on the Company’s website and includes a whistleblower policy. Under this policy an Amcor Whistleblower Service was introduced in December 2004 to facilitate reporting of potential misconduct within the Company.

This facility enables employees to report potential misconduct in the form of theft, fraud, dishonesty, illegal activity, harassment, unethical behaviour and workplace safety hazards, to a third party who is responsible for coordinating the investigation of issues raised on behalf of the Company and the Whistleblower. Employees who report suspected inappropriate conduct are protected from bullying, harassment or discrimination when they make reports in good faith.

At June 30, 2006, there were 61 reports recorded since the service was introduced. These reports revolve around human resources, financial, procedural and criminal issues. Each of these reports have been investigated thoroughly and appropriate action taken as necessary.

This year, as an extension of the Whistleblower facility, a Third Party Complaints email and free post facility has been set up on the Company’s website to enable third parties such as suppliers, consumers, contractors and customers to report potential misconduct within the organisation.

The Code of Conduct and Ethics Policy also reiterates that bribery of any form is unacceptable. This has been reinforced to co-workers via articles published in the global employee publication.

Fraud Policy

During the year, the Company introduced a revised Fraud Policy. This document outlines the Amcor Corporate Fraud Framework and Policy, covering responsibilities and strategies to identify fraud within the Amcor Group, reporting of fraud and recovering losses. This policy applies to all activities, employees and other representatives of Amcor globally.

Trading in General Company Securities by Directors and Employees

Amcor has revised its Share Trading Policy outlining trading by directors and employees in securities of Amcor Limited. Key elements of the policy are outlined below:

•                  Any director and employee who has price sensitive information relating to Amcor which has not been published or which is not otherwise generally available, may not deal in Amcor securities, advise, procure or encourage another person to deal in Amcor securities, or pass on information to any other person who may use the information to deal in Amcor securities.

•                  Amcor has limited the times when directors and employees may buy or sell securities. These periods are limited to a period of four weeks after the release of the half year results, full year results and the holding of the annual general meeting.

•                  Directors and employees must not engage in hedging arrangements (including, for example, the use of put and call options or derivative instruments) over unvested securities issued pursuant to any employee or director option or share plan. In addition, hedging over vested securities must comply with the Share Trading Policy.

•                  It is recognized that individual circumstances may require a person to dispose of securities outside the specified windows. In such cases any director or employee is required to seek the prior approval of the Company Secretary who may approve the transaction or, in certain circumstances, seek approval from the Executive General Manager Human Resources or the Chairman of the Board. The Share Trading Policy is reproduced in full on the Company’s website.

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

•                  The Full Year Financial Report is available to all shareholders should they request it.

•                  The half-yearly report which contains summarized financial information and a review of the operations of the consolidated entity during the period.

•                  The half-year financial report is lodged with the Australian Securities and Investments Commission and the ASX, and is sent to any shareholder who requests it.

•                  Any proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders.

•                  All announcements made to the market, and related information (including information provided to analysts or the media during briefings), are placed on the Company’s website after they are released to the ASX.

•                  Analyst briefings and general meetings are webcast and recordings placed on the Company’s website.

•                  Notices of meetings and associated explanatory material are placed on the Company’s website; and

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

eTree

In March 2006, Amcor joined with many other major Australian corporations and commenced its support of the environmental initiative eTree. Under this program, Amcor shareholders can help reduce paper usage and company costs by electing to receive all shareholder information (including the Annual Report) online. For every email address registered on www.eTree.com.au/amcor, A$2 is donated to Landcare Australia on the shareholders behalf to support native reforestation and restoration projects in Australia and New Zealand. Amcor has already helped to facilitate the planting of more than 8,000 native trees via this initiative.

D.                            Employees

	As at June 30
Employee Numbers by Industry Segments	2006	2005	2004

Amcor PET Packaging	6,042	6,161	5,880
Amcor Australasia	6,406	6,510	6,757
Amcor Flexibles Europe	8,482	9,967	10,323
Amcor Sunclipse	2,176	2,105	2,204
Amcor Asia	1,339	2,400	2,833
Corporate/Other	93	100	333

TOTAL	24,538	27,243	28,330

E.  Share Ownership

The following table sets forth, as at October 31, 2006, the relevant interest of each director and executive officer in the share capital of the Company as notified by the Directors to the Australian Stock Exchange.

Name	Number of Shares Owned

Fully Paid Ordinary Shares
C I Roberts	164,670
K N MacKenzie	11,972
E A Alexander **** Retired as of October 27 2005	***34,558
D C K Allen Retired as of October 27 2005	***61,246
R K Barton	33,899
G J Pizzey	18,181
G A Tomlinson	43,282
J G Thorn	10,380
E J J Pope	5,731
I G Wilson	62,085
L J Lachal *	223,469
W P Day	34,492
W J Long	100
G S James (Retired June 30 2006)	***300
J V Murray	413,285
E E Bloom	1,000
C K Chan**	40,000

* L J Lachal also hold 20,000 partly paid shares paid to one cent

** C K Chan also holds 50,000 partly paid shares paid to five cents

***Represents holdings on retirement

**** E A Alexander sold 50,000 partly paid shares, paid to five cents, on her retirement from the Amcor Board.

The aggregate of the fully paid ordinary shares in the above table represents approximately 0.1% of the company’s fully paid ordinary shares.

As of October 31, 2006, executive officers and employees had been issued with 7,196,090 ordinary shares representing approximately 0.8% of issued capital, under employee share purchase plans.

Share Based and Employee Bonus Compensation Plans

CEO and Senior Executive STI and LTI plans

This element of CEO and Senior Executives’ package is made up of two components – short term incentives and long term incentives.  These are considered to be important elements of employee remuneration, providing tangible incentives for executives to improve the Company’s global short and long term performance and deliver sustained shareholder value.

Amcor has operated short and long term incentive plans for a number of years and the table below summarizes the status of each such plan.  Status is described as either active or dormant.  A plan is active to the extent that awards have been made under the plan in relation to the year ended June 30, 2006 (current year).  A plan is dormant to the extent that no awards have been made in relation to the current year.  Dormant plans may have existing entitlement (e.g. awards not yet fully vested).

Plan name	Plan description	Date introduced	Status

STI	Short Term Incentive -	No specific date	Active
	Cash based annual incentive plan
LTIP	Long Term Incentive Plan -	Oct 2005	Active
	Umbrella long term incentive plan
ESOP	Employee Share Ownership Plan	1985	Dormant with existing entitlement
ESOP Parlty paid shares	Senior executive plan whereby	1985	Dormant with existing entitlement
	partly paid shares are issued.
ESPP	Employee Share Purchase Plan	1985	Dormant with existing entitlement
EISP	Broad based employee share	1985	Dormant with existing entitlement
	incentive plan
SERSP	Senior Executive Retention Share Plan	1985	Dormant with existing entitlement
SERPP	Senior Executive Retention Payment Plan	1985	Dormant with existing entitlement
SESP	Senior Executive Share Plan -	2001	Dormant with existing entitlement
	Shares received in lieu of STI payment
SEPP	Senior Executive Payment Plan - Entitlements received in lieu of STI plan	2001	Dormant with existing entitlement

Short Term Incentives (STI)

A short term incentive may be awarded to the CEO and Senior Executives subject to achievement of performance conditions consisting of pre-determined financial and non-financial objectives. Objectives can vary from year to year but the combination of financial and non financial key performance indicators ensure that a significant proportion of this variable reward is only available when value has been created for shareholders through the delivery of key elements of the business strategy.

At the start of each year, the framework governing individuals’ objectives is set and reviewed by the Human Resources Committee. The Committee also sets the maximum potential payout under the STI Plan, and minimum levels of performance to trigger payment of STI. Following the end of the year, each individual’s performance is assessed against KPI’s, reviewed by the Board’s Human Resources Committee which provides its  recommendation to the Board for its approval as to the appropriate level of payout to the extent that targets are met.  If no targets are met, a zero STI is determined. Incentives (bonuses) are payable in cash in September each year.

For the year ended June 30, 2006, the structure of the STI was based on achieving a range of key financial and non-financial objectives using a balanced scorecard approach. The balanced scorecard approach ensures transparency of assessment and consistency across the Senior Executives. Objectives included those concerning safety, financial outcomes, growth and customer goals.

In addition to the performance criteria discussed above, in the event of termination of employment prior to STI being determined and paid, STI is only payable to Senior Executives subject to the CEO’s discretion. The Chairman has similar discretion with regard to the STI entitlement of the CEO. Overall discretions are also reserved to ensure that performance is assessed with regard to quality and other value-based criteria. These discretions may potentially either reduce or eliminate STI payments as appropriate.

The CEO and a number of senior executives received a special payment in April 2006. This special payment related to an incentive for performance achieved against specific cost reduction objectives in the previous financial year; part-payment of which was deferred until April 2006 to ensure that achievements were sustained.

Long Term Incentives (LTI)

Amcor’s remuneration objective includes the need to retain and motivate high performing talent in the long term. The Company facilitates this by putting in place LTI Schemes which help focus the executives on the long term performance of the company and sustained shareholder value creation.

2005 Options and Performance

Rights to CEO

At the 2005 Annual General Meeting, shareholders approved the grant of 750,000 options and 300,000 performance rights to the CEO. These rewards are exercisable in three tranches: each tranche comprising 250,000 Options and 100,000 Rights. These will be subject to the performance conditions described in the original terms of issue, having separate vesting periods and separate expiry dates. The vesting periods and expiry dates for each Tranche are set out in the following table:

Tranche	Vesting period	Expiry date
1	January 1, 2008 - December 31, 2009	December 31, 2010
2	July 1, 2008 - June 30, 2010	June 30, 2011
3	January 1, 2009 - December 31, 2010	December 31, 2011

The performance hurdles are based on a pro rata performance scale for options and performance rights to vest depending on the highest percentile reached by the Average Amcor Total Shareholder Return (TSR) relative to the Average Comparator TSR for each of the relevant stocks in the comparator group each month during the vesting period. The Comparator group of companies comprise the S&P/ASX100 Index as at July 1, 2005, excluding Amcor and companies in the following industry categories:

•                  Financial ex-Property Trust

•                  Property Trusts

•                  Resources

•                  Telecommunications Services

•                  Media Sectors and industry groups.

The performance hurdles for the CEO were chosen after extensive consultation with a number of shareholders and governance advisory groups on the basis that they are transparent and measurable against objective data.

Long Term Incentive Awards for Senior Executives

Awards have been made to Senior Executives and other talented executives in respect of the financial year ended June 30, 2006. Under the same terms and conditions as approved for the CEO above In addition to the performance criteria discussed above, forfeiture conditions and provision relating to termination of employment exist. In the event of termination of employment of plan participants, the Board retains overall discretion.

Hedging of Long Term Incentives

In accordance with Amcor’s general share trading policy and the LTI plan rules, participants are prohibited from engaging in hedging arrangements over unvested securities issued pursuant to any employee or director share plan.

Dormant Short Term and Long Term Incentive Plans

Short Term Incentive Plans (SESP & SEPP)

In some circumstances, under the Senior Executive Share Plan (‘SESP’) Senior Executives may be entitled to receive all or part of their STI payment in shares. The SESP focuses on Senior Executives in Australia and the United Kingdom.

The Board may nominate specific employees who report directly to the CEO, or employees who report directly to those people, as being eligible to participate. Prior to the end of each financial year, eligible employees may elect to receive fully paid ordinary shares in lieu of part or all of any STI payment which they may receive in respect of that financial year.

The value of any shares which the Company decides to issue to eligible employees will be based on the simple average of the closing price of Amcor Limited shares on each trading day for the relevant financial year, unless the Company decides to alter the method for calculating this value in response to anomalous circumstances.  The shares will be issued at the time when the cash bonus is payable and the shares may not be disposed of by the employee for a period of 10 years in Australia and five years in the United Kingdom, unless the employee ceases employment or the directors decide otherwise prior to the expiry of the restriction period. Any right or interest in the shares will be forfeited if the employee has acted fraudulently in relation to the affairs of the Company during the restriction period. The shares subject to the SESP carry full dividend entitlements and voting rights.

The Senior Executive Payment Plan (SEPP) is based on the SESP but is utilised for Board-nominated specific employees in New Zealand, Poland, Switzerland, Belgium and the USA who report directly to the CEO, or employees who report directly to those people. This Plan is considered to be the equivalent of the SESP and enables the Company to offer employees in these circumstances (where the Share Plan is unavailable), entitlements in lieu of part or all of an employee’s entitlement to a cash bonus for the relevant financial year.

The value of each Plan entitlement is equal to the value of one Amcor Limited share (plus the value of accrued dividends). Plan entitlements may be converted into a cash payment after the 10-year restriction period has expired, provided that the employee has not acted fraudulently during this time.

Both the SESP and the SEPP can only be issued if the Senior Executive meets the STI performance hurdles as set out above. The Plan operates to provide Senior Executives the opportunity to share in the growth in value of the Company and to encourage them to improve the longterm performance of the Company and its returns to  shareholders. This Plan also helps to attract and retain skilled and experienced Senior Executives and provide them with an incentive to have a greater involvement and focus on the longer term goals of the Company. The Board determines which Senior Executives may participate in this Plan. This is done by the CEO in conjunction with senior management nominating to the Human Resources Committee high performing employees to participate in either the SESP or the SEPP Plans. The Human Resources Committee then makes recommendations to the Board.

Long Term Incentive Plans (ESOP and ESPP)

A number of Long Term Incentive Plans exist that are now dormant but may or may not have unvested entitlements remaining. In particular, Amcor also has two long term incentive umbrella Plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP) which have provided long term incentives for executives. These Plans are cited as all existing executives carry shares under these Plans and they can be reactivated at any time. In countries where the Company is unable to issue shares or options, entitlement Plans may be implemented.

Employee Share/Option Plan (ESOP)

In 1985, the Company established the Employee Share/Option Plan (‘ESOP’). Options granted under the ESOP could be issued upon such terms and conditions as the directors of the Company determined from time to time.

Options issued under sub-Plans of ESOP were aimed to reward excellence and encourage Senior Executives to focus on improving the longer term performance of the Company by achieving certain Group return on average funds invested targets, which were based on budgeted return on average funds invested (for full allocation) or current cost of capital plus 0.5% (for 50% allocation). Performance outcomes between these targets were calculated linearly.

The method used in assessing whether or not the performance condition was met was as follows. A paper was presented to the Human Resources Committee on the Plan. The Committee considered and reviewed the actual outcomes of performance conditions achieved for the financial year against the targets set. The Committee then recommended to the Board, which made the final determination, whether any options were to vest based on the criteria set out above.

The reason this method was chosen was because it was transparent and measurable against objective data. The options would be exercisable at a price equal to the closing stock market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant.

Options were granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for one basis.

Options may be exercised at any time after three years from the date of issue and prior to their term, which may either be five, six or 10 years.

Employee Share Purchase Plan (ESPP)

In 1985, the Company established the Employee Share Purchase Plan (‘ESPP’). Sub-Plans were derived from the ESPP and the Sub-Plan applicable to Senior Executives is set out below:

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

Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period for cause or poor performance. The shares subject to the SERSP carry full dividend entitlements and voting rights. Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives.

The Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in an equivalent SERPP. In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (and the value of accrued dividends in some cases). Plan entitlements may be converted into a cash payment after the five year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent. The Committee reviews the recommendations and if approved makes a recommendation to the Board which finally determines whether the incentives are granted.

When granted, these plans operate to provide senior executives with the opportunity to share in the growth in value of the Company and will encourage them to improve the long-term performance of the Company and its returns to shareholders. This Plan also helps to attract and retain skilled and experienced senior executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Other Legacy Plans

Amcor has two legacy plans that are no longer in operation but which still have entitlements outstanding.

Legacy Plans	Brief Summary	Last issued

ESOP Partly Paid Shares	The shares are partly paid and were	1996
(Senior Executive Plan)	(Senior Executive Plan) issued at market
	price at the time of issue.
	Partly paid shares remaining have either
	been paid to one cent or five cents, being
	the first call. The call outstanding only
	becomes payable on termination, death
	or at the directors’ discretion. These shares
	do not carry dividend entitlements unless
	determined otherwise by the directors.
	Awards were not subject to specific
	performance hurdles as this was not
	market practice at this time.
	Refer Note 48 of the Consolidated Financial Statements.

Employee Incentive Share	Under the EISP, which is a Sub-Plan of	2003
Plan	(Broadly-Based Plan) ESPP described
(Broadly-Based Plan)	above, shares have been
	offered for the benefit of all full-time
	employees, permanent part-time employees
	and executive directors of the Company
	with more than twelve months’ service.
	The number of shares offered depended
	upon the Company’s increase in earnings
	per share. Refer Note 48 of the Consolidated Financial
	Statements for more information.

Options

As at October 31, 2006, the number of options over ordinary shares held by Executive Officers in the company are set out below;

Name	Underlying Options Owned Owned	Exercise Price A$	Expiration Date

W P Day	222,500	7.87	March 24, 2010
	215,000	6.84	August 2, 2010
	100,000	6.78	December 31, 2010*
L J Lachal	178,000	7.87	March 24, 2010
	129,000	6.84	August 2, 2010
	120,000	6.78	December 31, 2010*
W J Long	300,000	7.30	July 1, 2007
	44,000	8.20	November 1, 2012
	178,000	7.87	March 24, 2010
	172,000	6.84	August 2, 2010
	120,000	6.78	December 31, 2010*
J V Murray	133,500	7.87	March 24, 2010
	129,000	6.84	August 2, 2010
	90,000	6.78	December 31, 2010*
K N MacKenzie	88,000	8.20	November 1, 2012
	89,000	7.87	March 24, 2010
	86,000	6.84	August 2, 2010
	250,000	6.78	December 31, 2010*
	250,000	6.78	June 30, 2011*
	250,000	6.78	December 31, 2011*
E E Bloom	44,000	8.20	November 1, 2012
	89,000	7.87	March 24, 2010
	86,000	6.84	August 2, 2010
	90,000	6.78	December 31, 2010*
C K Chan	44,000	8.20	November 1, 2012
	89,000	7.87	March 24, 2010
	86,000	6.84	August 2, 2010
	90,000	6.78	December 31, 2010*
I G Wilson	100,000	6.78	December 31, 2010*
	100,000	6.78	June 30, 2011*
	100,000	6.78	December 31, 2011*
G James	Nil
P W Wilson	Nil

*Final number subject to TSR related performance conditions.

Analysis of Movements in Options and Rights

Details of options and rights over ordinary shares in the company provided as remuneration to the CEO and Senior Executives are set out below.  When exercisable, each option and right is convertible into one ordinary share of Amcor Limited.  Further information on the options and rights is set out in Note 39 to the Consolidated Financial Statements.

Name	Number of options and rights granted during the year		Number of options and rights vested during the year
	2006	2005	2006	2005
Executive Directors of Amcor Limited
K N MacKenzie	1,050,000	100,000	88,000	5,000
Senior Executives
P S Wilson	-	150,000	-	-
W P Day	-	250,000	-	50,000
I G Wilson	-	-	-	-
L J Lachal	-	150,000	-	-
J V Murray	-	150,000	-	-
W J Long	-	200,000	44,000	100,000
G S James	-	150,000	44,000	20,000
C K Chan	-	100,000	44,000	20,000
E Bloom	-	100,000	44,000	12,500

Shares Provided on Exercise of Options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to the CEO and Senior Executives together with the amounts paid per ordinary share at the date of exercise are set out below:

Name	Date of exercise of options	Amount paid per share A$	Number of ordinary shares issued on exercise of options during the year
			2006	2005
Executive Directors of Amcor Limited
K N MacKenzie	Aug 23, 2004	A$6.47	-	10,000
K N MacKenzie	Aug 31, 2004	A$5.16	-	8,000
K N MacKenzie	June 27, 2005	A$6.03	-	80,000
K N MacKenzie	June 27, 2005	A$6.02	-	5,000
Senior Executives
P S Wilson	Sept 1, 2004	A$6.47	-	50,000
P S Wilson	Oct 29, 2004	A$5.43	-	50,000
P S Wilson	Sept 13, 2005	A$5.16	40,000	-
P S Wilson	Sept 28, 2005	A$5.10	200,000	-
W P Day	Nov 1, 2004	A$6.02	-	50,000
W P Day	Nov 1, 2004	A$6.62	-	100,000
I G Wilson	-		-	-
LJ Lachal	Sept 14, 2005	A$5.16	24,000	-
J V Murray	Sept 6, 2004	A$5.43	-	50,000
J V Murray	Sept 6, 2004	A$6.47	-	20,000
J V Murray	Sept 14, 2005	A$5.16	16,000	-
J V Murray	Oct 3, 2005	A$5.10	200,000	-
W J Long	-		-	-
G S James	June 7, 2006	A$6.02	20,000	-
C K Chan	Sept 2, 2004	A$6.47	-	40,000
C K Chan	Sept 8, 2005	A$5.16	32,000	-
C K Chan	Sept 21, 2005	A$5.10	100,000	-
C K Chan	Sept 21, 2005	A$6.02	20,000	-
E Bloom	Aug 25, 2004	A$6.47	-	25,000
E Bloom	Sept 12, 2005	A$5.16	20,000	-
E Bloom	Sept 29, 2005	A$5.10	125,000	-

No amounts are unpaid on any shares issued on the exercise of options.

Analysis of Options Granted as Remuneration

Details of the vesting profile of the options granted as remuneration to the CEO and Senior Executives are detailed below:

	Options
Name	Number	Year granted	Vested %	Lapsed % (a)	Financial years in which options may vest	Minimum total value of grant yet to vest A$ (b)	Maximum total value of grant yet to vest A$ (c)
Executive Directors of Amcor Ltd
K N MacKenzie	50,000	November 1, 2002	88%	12%	June 30, 2006	nil	88,000
	50,000	October 13, 2003	88%	12%	June 30, 2006	nil	106,920
	100,000	March 24, 2004	-	11%	June 30, 2007	nil	113,030
	100,000	August 2, 2004	-	14%	June 30, 2008	nil	88,580
	250,000	October 27, 2005	-	-	June 30, 2010	nil	245,000
	250,000	October 27, 2005	-	-	June 30, 2010	nil	252,500
	250,000	October 27, 2005	-	-	June 30, 2010	nil	257,500
Senior Executives
W P Day	250,000	March 24, 2004	-	11%	June 30, 2007	nil	282,575
	250,000	August 2, 2004	-	14%	June 30, 2008	nil	221,450
G S James	50,000	November 1, 2002	88%	12%	June 30, 2006	nil	88,000
	150,000	March 24, 2004	-	11%	June 30, 2007	nil	169,545
	150,000	August 2, 2004	-	14%	June 30, 2008	nil	132,870
L J Lachal	200,000	March 24, 2004	-	11%	June 30, 2007	nil	226,060
	150,000	August 2, 2004	-	14%	June 30, 2008	nil	132,870
W J Long	50,000	November 1, 2002	88%	12%	June 30, 2006	nil	88,000
	200,000	March 24, 2004	-	11%	June 30, 2007	nil	226,060
	200,000	August 2, 2004	-	14%	June 30, 2008	nil	177,160
J V Murray	150,000	March 24, 2004	-	11%	June 30, 2007	nil	169,545
	150,000	August 2, 2004	-	14%	June 30, 2008	nil	132,870
P S Wilson	150,000	March 24, 2004	-	11%	June 30, 2007	nil	169,545
	150,000	August 2, 2004	-	14%	June 30, 2008	nil	132,870
E E Bloom	50,000	November 1, 2002	88%	12%	June 30, 2006	nil	88,000
	100,000	March 24, 2004	-	11%	June 30, 2007	nil	113,030
	100,000	August 2, 2004	-	14%	June 30, 2008	nil	88,580
C K Chan	50,000	November 1, 2002	88%	12%	June 30, 2006	nil	88,000
	100,000	March 24, 2004	-	11%	June 30, 2007	nil	113,030
	100,000	August 2, 2004	-	14%	June 30, 2008	nil	88,580

a)              The % lapsed represents the reduction from the maximum number of options available to vest due to highest level performance criteria not being achieved.

b)             The minimum value of options yet to vest is A$nil due to the fact the exercise price may be above the market price of Amcor shares.

c)              The maximum value of options yet to vest is the number granted less the number lapsed and valued at the fair value of the option at grant date using a Black-Scholes model.

Further details relating to options are set out below:

	A Value at grant date A$	B Value at exercise date A$	C Value at lapse date A$	D Total of columns A-C A$
Executive Directors of Amcor Ltd
K N MacKenzie	755,000	-	14,420	769,420

Senior Executives
E E Bloom	-	224,150	14,420	238,570
C K Chan	-	221,120	14,420	235,540
W P Day	-	-	36,050	36,050
G S James	-	10,600	21,630	32,230
L J Lachal	-	36,240	21,630	57,870
W J Long	-	-	28,840	28,840
J V Murray	-	350,160	21,630	371,790
P S Wilson	-	373,200	21,630	394,830

A = The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.

B = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

C = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

ITEM 7                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                             Major Shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.   To our knowledge, based on substantial shareholder notices filed with the Australian Stock Exchange as of August, 2006, the following table identifies those shareholders who beneficially own 5% or more of our ordinary shares and their holdings as of the date of their last respective notices.

Shareholder	Fully Paid Ordinary Shares	Percentage of Total Shares

Mondrian Investment Partners (1)	67,329,189	7.66

Maple-Brown Abbott	71,020,832	8.09

Capital Group Companies Inc	62,516,006	7.10

There are no arrangements known to Amcor, the operation of which may at a subsequent date result in a change in control of Amcor. Major shareholders enjoy no rights different from any other holder of Amcor’s Ordinary Shares.

Date of Notice	Name of Shareholder	% of Voting Shares at Year-end
March 12, 2003	Delaware International Advisers Ltd	6.73
June 4, 2003	Commonwealth Bank of Australia	5.03
June 5, 2003	Commonwealth Bank of Australia	Ceased to be substantial shareholder
January 15, 2004	Delaware International Advisers Ltd	7.76
April 30, 2004	Delaware International Advisers Ltd	10
September 27, 2004	Mondrian Investment Partners Limited (1)	7.66
November 30, 2004	Capital Group Companies Inc	5.02
December 30. 2004	Maple-Brown Abbott Ltd	5.02
January 24, 2005	Schroder Investment Management Australia Ltd	5.2
February 24, 2005	Maple-Brown Abbott Ltd	6.04
March 31, 2005	Schroder Investment Management Australia Ltd	Ceased to be substantial shareholder
May 5, 2005	Maple-Brown Abbott Ltd	7.04
September 5, 2005	Maple-Brown Abbott Ltd	6.09
December 22, 2005	Capital Group Companies Inc	6.05
February 16, 2006	Capital Group Companies Inc	7.1

(1) - Previously Delaware International Advisors Ltd

B.                            Related Party Transactions

Loans have been provided by the Company to, or for the benefit of, certain Directors who are Executives and Executive Officers.  The aggregate amount of loans outstanding as at September 28, 2005 was A$30,000. No interest is charged on these loans.  (See Note 39 to the Consolidated Financial Statements for details on loan repayments).  During the year the Company cancelled a guarantee, in favour of RH Jones for a loan of A$0.4 million. Due to the restrictions of the Sarbanes-Oxley Act of 2002 in the U.S., no loans have been made or extended to Directors and Executive Officers since July 1, 2002.

Under Amcor’s Employee Share Plans which are described in Item 6, interest-free loans are made available to eligible employees to acquire shares, which are repaid over time by dividends received on the shares. In the past these interest-free loans have been made available to Directors and Executive Officers of Amcor to acquire shares. However, due to Sarbanes-Oxley restrictions Directors and Executive Officers will no longer receive this interest-free loan.

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

Essential Marketing Pty Ltd is a company that supplies various services to the consolidated entity.  The company is owned by the daughter of G S James, a member of the other key managements personnel.  Transactions are based on normal terms and conditions.  For the year ended June 30, 2006, $532,937 (2005: 605,671) was recognized as expenses for the provision of goods supplied at cost and marketing services.

C.                            Interests of Experts and Counsel

Not Applicable

ITEM 8                  FINANCIAL INFORMATION

A.                            Financial statements

Amcor’s Consolidated Financial Statements are included as Item 18.

Legal Proceedings

Competition Law Investigations

Leniency Application – Australia

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

The ACCC also announced on December 21, 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC. The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479. Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct. The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.  As a result of this grant of immunity Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations.

Third Party Claims Australia

Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia on April 11, 2006 against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

This class action filed in the Federal Court contains allegations only.  These are not admissions by any party and evidence will have to be proved in court.  Amcor is defending the claims made in the class action.  In the event that Amcor is not wholly successful in defending the class action, Amcor has cross-claimed against those Visy Group companies, which are respondents to the ACCC penalty proceeding, claiming contribution for any damages which may be awarded against Amcor  in the class action.

On December 15, 2006, Cadbury Schweppes filed a proceeding in the Federal Court of Australia against Amcor Limited and Amcor Packaging (Australia) Pty Ltd alleging cartel behaviour between Amcor and Visy(and related contract claims) and seeking damages and rectification of certain supply contracts.  Although the amount claimed totals approximately A$120 million, certain of the claims overlap.

The Cadbury Schweppes action filed on December 15, 2006, appears to adopt portions of the ACCC’s proceedings in relation to the corrugated business.  These allegations in the ACCC proceeding are yet to be proved in court and have been denied by Visy.  The Cadbury Schweppes action also alleges additional cartel conduct affecting certain supply contracts with Amcor and other matters in relation to various Amcor businesses.  These extended allegations appear to be widely speculative.

Amcor will be vigorously defending these allegations and is considering making application to the Court for a strike-out at the appropriate time. The issues of liability and loss are extremely complex and need to be established as a basis for compensation. As the litigation could take some years it is too early for Amcor to form any view on the probable outcome. It is therefore not currently possible to establish a reasonable estimate of the financial impact of the ultimate outcome, if any.

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

Estimated Damages – New Zealand

As a result of the grant of conditional immunity, Amcor does not expect to incur any pecuniary penalties arising out of the NZCC investigation.  It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

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

B.                            Significant Changes

No significant changes have occurred since the date of the Consolidated Financial Statements, except for those disclosed in Note 49 to the Consolidated Financial Statements Events Subsequent to Balance Date.

ITEM 9                  THE OFFER AND THE LISTING

Markets

The principal trading market for Amcor’s shares is the Australian Stock Exchange Limited. Amcor’s Ordinary Shares are also listed on the New Zealand Stock Exchange.  Amcor ADSs each representing four Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which JPMorgan Chase Bank is the Depositary, are quoted on the NASDAQ National Market System.  In addition to these ADRs, as of June 30, 2006, there were 3,549 shareholders whose registered addresses are situated in the United States holding in total 1,679,704 Amcor Ordinary Shares, which is equivalent to 0.19% of Amcor’s issued share capital.

The following table sets out, for the periods indicated, the respective highest and lowest prices for Amcor ADSs as traded on the NASDAQ National Market System (with each ADS representing four Ordinary Shares) and for Amcor’s Ordinary Shares reported on any trading day on the Australian Stock Exchange Limited.

		American Depositary Shares		Ordinary Shares
		High	Low	High	Low
		$US	$US	A$	A$

July 2001 to June 2002		16.8	11.07	9.1	5.69

July 2002 to June 2003		22.2	17.04	8.86	7.76

July 2003 to June 2004		25.69	17.9	9.16	6.51

2004-05	First Quarter	21.19	18.75	7.53	6.65
	Second Quarter	24.35	19.9	7.9	6.68
	Third Quarter	24.46	21.81	7.67	6.95
	Fourth Quarter	23.11	19.52	7.35	6.26

2005-06	First Quarter	22.23	19.70	7.27	6.41
	Second Quarter	22.23	19.29	7.58	6.38
	Third Quarter	22.94	20.00	7.74	6.76
	Fourth Quarter	22.00	18.75	7.48	6.40

2005-06	June	20.23	18.75	6.89	6.40
2006-07	July	21.16	19.91	7.03	6.67
	August	20.61	18.30	6.85	6.15
	September	22.24	19.55	7.54	6.50
	October	22.80	20.95	7.59	6.86
	November	23.80	21.63	7.54	6.95

The last reported sale of our ordinary shares on December 12, 2006 on the ASX was A$7.35 . The last reported sale of our ADSs on December 12, 2006 on NASDAQ was US$23.03.

ITEM 10                ADDITIONAL INFORMATION

A.                            Share Capital

Not applicable

B.                            Constitution

The following provides information on the material provisions of Amcor’s constitution. A full copy of Amcor’s constitution as amended in 2004, is filed with the SEC as Exhibit 1 to 20-F filed December 23, 2004.

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

Exemption from NASDAQ regulations

Amcor Limited is a company organized under the laws of Australia, which is considered its “home country”.  The Company is admitted to the Official List of ASX and its securities are quoted on ASX.  As the Company is also listed on NASDAQ, the Company is also required to comply with the requirements of the NASDAQ.  The Company intends to follow home country practices in lieu of the requirements set forth in:

1.               NASDAQ Marketplace Rule 4350(f) (the NASDAQ Quorum Requirement); and

2.               Rule 4350(i) (the NASDAQ Shareholder Approval Requirements).

The NASDAQ Quorum Requirement requires that the minimum quorum for any meeting of holders of the company’s common stock must be no less than 33 1/3% of the issuer’s outstanding shares.  In comparison section 249T of the Australian Corporations Act 2001 (the Corporations Act) only requires a quorum of two members for a meeting of shareholders.  Under section 135(2) of the Corporations Act 2001, the quorum requirement can be replaced or modified by a company’s constitution.  The Company’s Constitution states that it requires a quorum of three members.  A quorum of three members for a meeting of shareholders is not prohibited by Australian law.

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

The ASX Listing Rules have comparable requirements to those set out in Rules 4350(i)(1)(A), (C)(i), (C)(ii) and (D) of the NASDAQ Shareholder Approval Requirements; specifically the obligations in Listing Rule 7 (changes in capital and new issues) and Listing Rule 10 (transactions with persons in a position of influence).  In addition, Chapter 6 of the Corporations Act 2001 has a comparable requirement to that set out in Rule 4350(i)(1)(B) of the NASDAQ Shareholder Approval Requirements; specifically, where there would be an issuance of securities to a person and its associates representing more than 20% of the voting power of an issuer on a post transaction basis.

C.         Material Contracts

There were no material contracts, other than those entered into in the normal course of business, to which the company or any member of the group is a party from July 1, 2004 to the date of this report.

D.                            Exchange Controls and Other Limitations Affecting Security Holders

(a)           The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control the import and export of capital and remittance of payments involving non-residents of Australia.  Amcor is not restricted from receiving funds into, or transferring funds from Australia to the credit of non-residents of Australia, but in certain cases is required to:

•                  withhold Australian taxes:

•                  lodge a report of the transaction details.

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

Relevant Interest

A person is considered to have a relevant interest in a security if they (whether solely or jointly, directly or indirectly, whether enforceable or not and irrespective of certain restrictions and restraints on such powers and other matters and things specified in the Act):

•                  Are the holder of the security;

•                  Have power to exercise, or control the exercise of, a right to vote attached to the security; or

•                  Have power to dispose of, or control the exercise of, a power to dispose of, the security.

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

(c) Amendments to the Income Tax Assessment Act (Cth) 1936 and the Income Tax Assessment Act (Cth) 1997

Australia has introduced, effective July 1, 2005, conduit foreign income rules which represent a new way for accessing dividend withholding tax relief for an expanded range of foreign income that is on-distributed to foreign investors.

The rules are non-compulsory, but are of particular interest to non-resident shareholders who receive unfranked dividends from Australian companies, because dividends which are fully franked can be paid free from withholding tax.

These new conduit foreign income rules contain a broad range of income which can be distributed to non-resident shareholders free from withholding tax.  The types of income that qualify under these new rules and be included in the new conduit foreign income account are foreign income that is not taxable in Australia when derived by an Australian resident corporate tax entity.  This will include:

•                  non-portfolio dividends (i.e. dividends paid to shareholders who have shareholdings in excess of 10%);

•                  foreign branch income

•                  capital gains relating to the sale of active offshore companies (to the extent that exemption applies)

•                  foreign income against which a foreign tax credit applies.

Australian companies can now declare dividends out of their conduit foreign income account.  No withholding tax is payable in Australia on that portion of any dividend that is paid from the conduit foreign income account.

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

Since the introduction of the imputation system, 31 dividend distributions have been made by Amcor, all of which have been at least partly franked.  Of the more recent dividend distributions, the dividend paid in September 2005 was franked to 22% the dividend paid in March 2006 was franked to 15%.  Amcor has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted.

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

For U.S. federal income tax purposes if you hold ADRs evidencing ADSs, you will be treated as the owner of the underlying Ordinary Shares represented by those ADRs, and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder you must include in your gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Ordinary Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid (before reduction for Australian withholding taxes) by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).   If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Ordinary Shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs.  Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F.                                                                  Dividends and Paying Agents

Not applicable.

G.                                                                Statement by Experts

Not applicable.

H.                                                                Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 100 F Street NE, Mail Stop 5100, Washington, DC 20549.  Please telephone the SEC at 1-800-SEC-0330 or access the SEC website (www.sec.gov) for further information.

I.                                                                     Subsidiary Information

Not applicable.

ITEM 11                                               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking statements. See comments regarding “Forward Looking Statements” on page 6 of this report.

Amcor’s activities expose it to a variety of financial risks; market risk (including currency risk, equity securities price risk, commodity price risk, interest rate risk, employee share plan risk); credit risk and liquidity risk.

Amcor’s overall risk management program seeks to minimise potential adverse effects on the financial performance of the Company.  Amcor negotiates appropriate commercial terms or uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by Amcor Treasury under policies approved by the Board of Directors.  Amcor Treasury identifies, evaluates and hedges financial risks in close co-operation with the consolidated entity’s business groups.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

Interest Rate Risk Exposures

Amcor is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the Company’s interest rate risk.

The Group also manages its interest-rate risk by using floating-for-fixed interest rate swaps.  Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice-versa.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the Company’s credit margin.

The Company may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at June 30, 2006 (2005: Nil).

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2005-06		Fixed interest maturing in:

	Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	More than 5 years	Non- interest bearing	Total	Weighted average interest
										rate
	A$M	A$M	A$M	A$M	A$M	A$M	A$M	A$M	A$M

Financial Assets
Cash	96.6	-	-	-	-	-	-	-	96.6	2.30%
Receivables	17.3	-	-	-	-	-	-	1,691.9	1,709.2	-
	113.9	-	-	-	-	-	-	1,691.9	1,805.8	2.30%
Financial Liabilities
Payables	-	-	-	-	-	-	-	2,107.7	2,107.7	-
Bank and other loans	1,004.5	6.1	51.6	-	-	-	161.7	5.1	1,229.0	4.93%
Commercial paper	211.0	-	-	-	-	-	-	-	211.0	5.56%
US$ Notes	-	-	-	-	54.0	-	621.1	-	675.1	5.58%
Eurobond	-	-	-	-	-	595.5	-	-	595.5	4.44%
Leases	-	8.3	-	-	22.3	34.1	-	-	64.7	6.48%
Subordinated
convertible securities	-	464.2	-	-	-	-	-	-	464.2	8.41%
	1,215.5	478.6	51.6	-	76.3	629.6	782.8	2,112.8	5,347.2	5.54%

There were no interest rate or cross currency swaps outstanding at June 30, 2006.

2004-05		Fixed interest maturing in:

	Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	More than 5 years	Non- interest bearing	Total	Weighted average interest
										rate
	A$M	A$M	A$M	A$M	A$M	A$M	A$M	A$M	A$M

Financial Assets
Cash	210.8	-	-	-	-	-	-	-	210.8	1.54%
Receivables	19	-	-	-	-	-	-	1,824.70	1,843.70	-
	229.8	-	-	-	-	-	-	1,824.70	2,054.50	1.54%
Financial Liabilities
Payables	-	-	-	-	-	-	-	2,027.6	2,027.6	-
Bank and other loans	1,187.1	2.0	3.7	0.9	7.7	-	-	6.7	1,208.1	4.22%
Commercial paper	307.7	-	-	-	-	-	-	-	307.7	4.64%
US$ Notes	-	-	-	-	-	52.5	603.3	-	655.8	5.58%
Eurobond	-	-	-	-	-	-	554.5	-	554.5	4.44%
Leases	0.7	2.2	3.3	-	-	71.7	0.5	-	78.4	6.56%
Distributions payable	-	-	-	-	-	-	-	8.7	8.7	-
Subordinated	-	-	-	-	-	-	-	-	-
convertible securities	-	-	301.1	-	-	-	-	-	301.1	7.25%
	1,495.5	4.2	308.1	0.9	7.7	124.2	1,158.3	2,043.0	5,141.9	4.94%
Interest rate swaps/FRAs
US$	(6.1)	-	-	-	-	-	-	-	-	7.65%
Euro	(480.0)	480.0	-	-	-	-	-	-	-	4.81%
A$	480.0	(480.0)	-	-	-	-	-	-	-	-5.67%
	(6.1)	-	-	-	-	-	-	-	-	4.90%
Cross Currency Interest Rate Swaps
A$	607.3	-	-	-	-	-	-	-	607.3	5.77%
Euro	(607.3)	-	-	-	-	-	-	-	(607.3)	(2.05%)
A$	116.0	-	-	-	-	-	-	-	116.0	6.37%
CA$	(116.0)	-	-	-	-	-	-	-	(116.0)	(3.4%)
	-	-	-	-	-	-	-	-	-	4.06%

Foreign Currency Exchange Rate Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the entity within the consolidated entity.  The consolidated entity operates internationally and is exposed to foreign exchange risk arising from currency exposures mainly to the US dollar and Euro.

In relation to transactional foreign currency exposures, Amcor’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such matching representing a natural hedge.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at June 30:

	2006	2005	2006	2005
	Weighted Average	Weighted Average	Contract Amounts	Contract Amounts
	Rate	Rate	A$m	A$m

Buy Contracts
0-12 months
CAD	-	0.94	-	1.0
CHF	0.90	0.91	0.5	1.2
DKK	4.35	4.70	9.9	14.5
EUR	0.59	0.60	76.8	50.2
GBP	0.40	0.40	15.3	8.4
JPY	-	76.54	-	3.4
NZD	-	1.09	-	0.9
PLN	2.37	-	1.6	-
SEK	5.42	5.80	13.4	13.2
USD	0.75	0.76	93.6	75.0
More than 12 months
EUR	0.59	0.61	16.1	2.5
USD	0.75	0.75	1.6	4.3

Sell Contracts
0-12 months
CAD	0.82	-	73.3	-
CHF	0.91	0.97	0.2	5.7
DKK	4.35	4.70	5.6	5.1
EUR	-	0.61	-	0.7
GBP	0.40	0.41	13.2	22.1
NOK	4.58	5.12	4.9	6.0
NZD	1.15	1.08	70.7	29.5
SEK	5.41	5.78	2.3	2.8
USD	0.73	0.76	74.4	28.7

Commodity Risk

Amcor is exposed to commodity price risk, particularly for resin, and manages this by passing the risk contractually to customers to the maximum extent possible.  In the case of aluminium, some hedging is undertaken based on customer instructions, and all related risks, benefits and costs are passed onto the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at the year ended June 30:

	2006	2005	2006	2005
	Average Fixed Price	Average Fixed Price	Contract Amounts	Contract Amounts
US$ denominated contracts			A$m	A$m
Buy Contracts
0-12 months
ALU	2,599.6	1,828.30	13.8	29.4
Over 1 to 2 years
ALU	2,785.0	-	1.0	-

A$ denominated contracts
Buy Contracts
0-12 months
ALU	3,715.0	-	24.5	-

Employee Share Plan Risk

In relation to the cash settled Employee Share Plan Options, the Employee Bonus Payment Plan and the Senior Executive Retention Payment Plan, the Company is exposed to movements in the value of the underlying ordinary shares of Amcor Limited.  For all such entitlements offered, the Company has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at June 30:

2006 Equity Share Option
“American” Contracts			Average
	Expiry	Contract	hedged
	date	amounts	price $
One year or less	September 11, 2006	50,000	8.28
	March 24, 2007	17,800	7.87
More than one year but not more than five years	July 1, 2007	160,000	7.40
	August 2, 2007	21,500	6.84
	September 11, 2007	50,000	8.28
	September 12, 2007	100,000	7.20
	September 11, 2008	50,000	8.28
	March 24, 2010	289,250	7.87
	August 2, 2010	348,300	6.84
More than five years	November 1, 2012	457,600	8.20

Equity Share Swap Contracts			Average
	Vesting	Contract	hedged
	date	amounts	price $
Vested	December-03	5,000	7.11
	December-04	16,800	7.11
	December-05	105,800	7.11
One year or less	July-06	50,000	7.11
	October-06	8,000	7.11
	February-07	198,400	7.11
More than one year but not more than five years	July-07	20,000	7.11
More than five years	September-11	8,410	7.11
	September-12	28,315	7.11
	September-13	17,425	7.11

2005 Equity Share Option			Average
“American” Contracts	Expiry	Contract	hedged
	date	amounts	price $
One year or less	September 12, 2005	100,000	7.20
	June 29, 2006	55,132	6.06
Over one to five years	September 11, 2006	50,000	8.28
	September 12, 2006	200,000	6.47
	March 23, 2007	17,800	7.87
	July 1, 2007	280,000	7.40
	August 2, 2007	25,000	6.84
	September 11, 2007	50,000	8.28
	September 12, 2007	100,000	7.20
	September 11, 2008	50,000	8.28
	March 24, 2010	351,550	7.87
More than five years	August 2, 2010	420,000	6.84
	November 1, 2012	517,000	8.20

Equity Share Swap Contracts			Average
	Vesting	Contract	hedged
	date	amounts	price $
Vested	December-03	5,000	7.11
	December-04	16,800	7.11
One year or less	December-05	171,000	7.11
Over one to five years	July-06	50,000	7.11
	October-06	8,000	7.11
	February-07	210,100	7.11
	July-07	50,000	7.11
	September-11	8,410	7.11
	September-12	28,315	7.11
	September-13	17,425	7.11

Credit Risk

Amcor has no significant concentrations of credit risk.  In order to control any exposure which may result from non-performance by counterparties, financial assets, other than trade receivables, and hedging contracts are only entered into with a range of major banks with a minimum long term credit rating of A- by Standard & Poor’s.  In addition, the Amcor Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

Financial Instruments

The maximum credit risk on financial assets of the Company, other than investments in shares, is generally the carrying amount of receivables, net of impairment losses.

Amcor minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.   There is no material exposure to any individual customer.

Derivative Financial Instruments

The credit risk exposure arising from derivative financial instruments is the sum of all contracts with a positive replacement cost.  For derivative financial instruments, the maximum credit exposure is the amount contracted to be received by Amcor when settlement occurs.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.  The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at June 30:

	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
	2006	2006	2005	2005
	A$M	A$M	A$M	A$M

Financial Assets

Cash assets	97.0	97.0	210.8	210.8
Receivables	1,709.2	1,709.2	1,843.7	1,843.7
Other financial assets
	290.8	426.0	48.4	91.7

Financial Liabilities

Payables	2,107.7	2,107.7	2,027.6	2,027.6
Bank and other loans	1,229.0	1,229.0	1,208.1	1,208.1
Commercial paper	211.0	211.0	307.7	307.7
US$Notes	675.1	623.4	655.8	651.8
Eurobond	595.5	589.3	554.5	578.0
Lease liabilities	64.7	64.7	78.4	78.4
Distributions payable	-	-	8.7	8.7
Undated subordinated convertible securities
	464.2	464.7	301.1	316.2

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

ITEM 12                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13                DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY
 HOLDERS AND USE OF PROCEEDS

None.

ITEM 15                CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2006, the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B                                       CODE OF ETHICS

Amcor has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Amcor Limited Corporate Code of Conduct and Ethics Policy and can be accessed on the Company’s website: www.amcor.com.  There were two additions made to the policy during the year ending June 30, 2006,  focusing on ‘Facilitation payments’ and ‘Where to go for assistance’.

ITEM 16C              PRINCIPAL ACCOUNTANT FEES AND SERVICES

		Year Ended June 30, 2006	Year Ended June 30, 2005
		A$’000	A$’000
(a)	Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:
	Auditors of the company – KPMG
	- parent entity................................................................................................	1,884	1,765
	- controlled entities .......................................................................................	6,387	7,386
		8,271	9,151

(b)	Remuneration for audit-related services

	Other assurance services (1).........................................................................................................	3,216	2,805

(c)	Remuneration for tax services
	Tax compliance and advisory services....................................................................	1,128	785

(d)	Remuneration for other services.........................................................................	-	-

(1) Includes audit of local statutory financial statements.

Pre-Approval Policy

The following non-audit services pre-approval policy has been adopted by Amcor.

To achieve the appropriate balance, there are two broad principles which Amcor will adhere to:

•                  The external auditors should not provide services which are fundamentally in conflict with their role as independent statutory auditors. In broad terms, this means that they should not be in a position where they are seen to:

•                  Assume the role of or as employees of Amcor;

•                  Perform work which they will subsequently be required to audit;

•                  Become an advocate for Amcor; or

•                  Have a mutual or conflicting interest with Amcor.

•                  For services that do not come into these categories, it is in the best interests of Amcor that the Company is able to select the best service provider for particular services, provided that there is appropriate transparency and proper approval processes are in place.

Non-Audit - The external auditors shall not provide services to Amcor which are services considered to be in conflict with the guiding principles set out by current and prospective Australian and international legislative requirements, including the Sarbanes-Oxley Act. In particular, the external auditors may not provide the following non-audit services:

•                  Bookkeeping or other services related to the accounting records or financial statements of Amcor.;

•                  Financial information systems design and implementation;

•                  Appraisal or valuation services, where these result in figures which are included in the company’s accounts;

•                  Fairness opinions;

•                  Actuarial services;

•                  Internal audit outsourcing services;

•                  Secondments to Amcor or other engagements involving management or human resources;

functions.

•                  Broker or dealer, investment adviser or investment banking services; and

•                  Legal services or expert witness services unrelated to the audit;

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

Our Audit and Compliance Committee has not approved any services described in categories (b) through (d) in the table above pursuant to paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01.

ITEM 16D                                          EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E                                        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 25, 2006 the Company completed the on market buy-back of 8,187,171 fully paid ordinary shares, representing 0.93% of ordinary shares on issue on that date.  The program was announced on January 25, 2006 with up to $421 million of shares approved for buy back depending on the number of conversions to equity of PACRS1 convertible notes.  The total consideration of shares bought back on market was $57,836,513 being an average, including incidental costs, of $7.06 per share.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 28, 2006	194,800	$7.34	194,800	$419 million
March 1 - 28, 2006	2,930,010	$7.41	2,930,010	$416 million
April 2006	-	-	-	$35 million
May 2 – 25, 2006	5,062,361	$6.90	5,062,361	Nil
Total	8,187,171	$7.06	8,187,171	Nil

ITEM 17                                                   FINANCIAL STATEMENTS

Not applicable, as we comply with Item 18.

ITEM 18                                                   FINANCIAL STATEMENTS

Consolidated Financial Statements - see pages F1 to F159.

ITEM 19                                                   EXHIBITS

1.             There have been no changes to the constitution of Amcor Limited since November 2004.  A full copy of Amcor’s constitution, as amended in 2004, is filed with the SEC as Exhibit 1 to 20-F filed December 23, 2004.

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

12            302 Certifications

(a)         Certification of the Company’s Chief Executive Officer and Managing Director

(b)         Certification of the Company’s Chief Financial Officer

13            906 Certifications

(a)         Certification of the Company’s Chief Executive Officer and Managing Director

(b)         Certification of the Company’s Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Amcor Limited Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of Amcor Limited and its subsidiaries (the Consolidated Entity) as of June 30, 2006 and 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for the years ended June 30, 2006 and 2005, all expressed in Australian dollars.  These consolidated financial statements are the responsibility of the Consolidated Entity’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Entity at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006 and 2005, in conformity with the Australian equivalents to International Financial Reporting Standards (“AIFRS”) and International Financial Reporting Standards (“IFRS”).

As further described in Note 1 to the consolidated financial statements, as a result of adopting AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement” on July 1, 2005, the Consolidated Entity changed its method of accounting for financial instruments.  In accordance with an election taken under the relevant transitional provisions, the prior period comparatives have not been re-stated and the accounting for such financial instruments for the year ended June 30, 2005 continues to be in accordance with former Australian Generally Accepted Accounting Principles (“AGAAP”).

AIFRS vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 51 to the consolidated financial statements.

KPMG

Melbourne, Australia

August 23, 2006, except as to note 49(4) which is as of January 15, 2007

Amcor Limited Consolidated

Income Statements

For the financial years ended 30 June 2006 and 2005

	Note	2006	2005
			(1)
		$m	$m

Sales revenue from continuing operations	5	11,041.9	10,646.1
Cost of sales		(9,329.9)	(8,853.3)

Gross profit		1,712.0	1,792.8

Other income	5	176.2	70.2
Sales and marketing expenses		(319.3)	(301.2)
General and administration expenses		(790.6)	(1,013.2)
Research costs	6	(37.0)	(39.7)
Share of net profit of associates	45	9.8	1.8
Profit from continuing operations before financial income and expenses		751.1	510.7

Financial income	5	21.7	20.4
Financial expenses	6	(263.9)	(181.1)

Net finance costs		(242.2)	(160.7)

Profit before related income tax expense		508.9	350.0

Income tax expense	9	(92.3)	(72.4)

Profit from continuing operations		416.6	277.6

Loss from discontinued operations	12	(37.4)	(19.2)

Profit for the financial year		379.2	258.4

Profit attributable to:
Members of Amcor Limited		351.3	245.3
Minority Interest		27.9	13.1

		379.2	258.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company		Cents	Cents

Basic earnings per share	11	44.4	24.2
Diluted earnings per share	11	43.2	24.1

Earnings per share for profit attributable to the ordinary equity holders of the company

Basic earnings per share	11	39.9	22.0
Diluted earnings per share	11	39.4	21.9

(1)          The Income Statement for the year ended 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005.  Refer Note 1(a).

The above consolidated income statements should be read in conjunction with the accompanying notes.

Amcor Limited Consolidated

Balance Sheets

As at 30 June 2006 and 2005

		2006	2005
			(1)
	Note	$m	$m
Current assets
Cash and cash equivalents	13	113.9	229.8
Trade and other receivables	14	1,691.9	1,824.7
Inventories	15	1,380.3	1,440.1
Other financial assets	16	10.8	-
Total current assets		3,196.9	3,494.6
Non-current assets
Investments accounted for using the equity method	17	283.1	40.7
Other financial assets	18	19.1	52.8
Property, plant and equipment	19	4,296.8	4,426.8
Deferred income tax assets	20	390.7	349.9
Intangible assets	21	1,888.4	1,998.0
Other non-current assets	22	80.5	96.3
Total non-current assets		6,958.6	6,964.5

Total assets		10,155.5	10,459.1

Current liabilities
Trade and other payables	23	2,076.6	1,996.0
Interest bearing liabilities	24	690.4	887.2
Subordinated convertible securities	25	464.2	-
Other financial liabilities	26	3.2	-
Current income tax liabilities		54.7	82.5
Provisions	27	290.0	289.3
Total current liabilities		3,579.1	3,255.0

Non-current liabilities
Trade and other payables	28	31.1	31.6
Interest bearing liabilities	29	2,084.9	1,917.3
Subordinated convertible securities	30	-	301.1
Deferred income tax liabilities	31	541.2	517.3
Provisions	27	100.6	99.9
Retirement benefit obligations	32	246.6	358.9
Total non-current liabilities		3,004.4	3,226.1

Total liabilities		6,583.5	6,481.1

Net assets		3,572.0	3,978.0

Equity
Contributed equity	33	2,810.3	3,322.1
Reserves	34	(84.5)	(148.2)
Retained profits	34	794.6	726.1
Total equity attributable to equity holders of the parent		3,520.4	3,900.0
Minority interest	35	51.6	78.0

Total equity	36	3,572.0	3,978.0

(1)          The Balance Sheet as at 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005.  Refer Note 1(a).

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Amcor Limited Consolidated

Statements of Recognised Income and Expense

For the financial years ended 30 June 2006 and 2005

		2006	2005
			(1)
	Note	$m	$m

Available for sale financial assets, net of tax		(0.1)	-
Cash flow hedges, net of tax		9.0	-
Exchange differences on translation of foreign operations		85.6	(168.4)
Actuarial gains & losses on defined benefit plans, net of tax		12.8	(34.4)
Net income recognised directly in equity		107.3	(202.8)
Profit for the financial year		379.2	258.4
Total recognised income and expense for the financial year	36	486.5	55.6

Total recognised income and expense for the financial year is attributable to:
Members of Amcor Limited		452.4	58.3
Minority Interest		34.1	(2.7)
	36	486.5	55.6

Effects of change in accounting policy - financial instruments:
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Contributed Equity		(596.6)	-
Retained profits		3.2	-
Reserves		(28.1)	-
	36	(621.5)	-

Adjustment on adoption of AASB 132 and AASB 139, net of tax is attributable to:
Members of Amcor Limited		(621.5)	-
Minority Interest		-	-
	36	(621.5)	-

(1)          The statement of recognised income and expense as at 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005.  Refer Note 1(a).

Other movements in equity arising from transactions with owners are set out in Note 36.

The amounts recognised directly in equity are disclosed net of tax, refer to Note 20 and 31 for the tax effect.

The above consolidated statements of recognised income and expense should be read in conjunction with the accompanying notes.

Amcor Limited Consolidated

Cash Flow Statements

For the financial years ended 30 June 2006 and 2005

		2006	2005
			(1)
	Note	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services and sales tax)		11,457.2	10,978.7
Payments to suppliers and employees (inclusive of goods and services and sales tax)		(10,231.3)	(9,878.3)
Dividends received		0.4	0.6
Other income received		56.5	71.3
Finance income received		22.0	20.6
Finance expenses paid		(261.6)	(175.6)
Income taxes paid		(79.1)	(115.5)

Net cash from operating activities	46	964.1	901.8
Cash flows from investing activities
Repayment of loans by associated companies and other persons		0.1	4.8
Payments for controlled entities, businesses and associates, net of cash	42, 45	(66.8)	(45.5)
Payments for property, plant and equipment		(486.4)	(647.4)
Proceeds on disposal of controlled entities and businesses (2)		(24.8)	10.8
Proceeds on disposal of controlled entities and business treated as discontinued operations	12	297.5	-
Proceeds on disposal of property, plant and equipment		33.4	77.4

Net cash from investing activities		(247.0)	(599.9)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares		143.5	12.9
Payments for shares bought back	33	(57.8)	(15.4)
Share issue and buy-back transaction costs		(0.9)	-
Proceeds from borrowings		6,206.0	3,876.0
Repayment of borrowings		(6,833.3)	(3,706.4)
Principal lease repayments		(19.4)	(18.1)
Dividends and other equity distributions paid		(308.8)	(346.6)

Net cash from financing activities		(870.7)	(197.6)
Net (decrease)/increase in cash held		(153.6)	104.3
Cash and cash equivalents at the beginning of the financial year		213.8	121.1
Effects of exchange rate changes on cash and cash equivalents		4.8	(11.6)

Cash and cash equivalents at the end of the financial year		65.0	213.8

Financing arrangements	29
Non-cash investing and financing activites	47

RECONCILIATION OF CASH AND CASH EQUIVALENTS

For purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance sheet as follows:

Cash assets and cash equivalents	13	113.9	229.8
Bank overdrafts	24	(48.9)	(16.0)
		65.0	213.8

(1)          The Cash Flow Statement for the year ended 30 June 2005 has not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005.  Refer Note 1(a).

(2)          Proceeds on disposal of controlled entities and businesses is net of $39.6 million cash transferred in respect of the Asian tobacco packaging business.

The above consolidated cash flow statements should be read in conjunction with the accompanying notes.

Amcor Limited Consolidated

Contents of notes to the consolidated financial statements

Note	Description
1	Summary of significant accounting policies
2	Financial risk management
3	Critical accounting estimates and judgements
4	Segment information
5	Revenue, other income and financial income
6	Expenses
7	Significant items - income / (expense)
8	Revision of estimates
9	Income tax expense
10	Auditors’ remuneration
11	Earnings per share
12	Discontinued operations
13	Current assets - Cash and cash equivalents
14	Current assets - Trade and other receivables
15	Current assets - Inventories
16	Current assets - Other financial assets
17	Non-current assets - Investments accounted for using the equity method
18	Non-current assets - Other financial assets
19	Non-current assets - Property, plant and equipment
20	Non-current assets - Deferred tax assets
21	Non-current assets - Intangible assets
22	Non-current assets - Other
23	Current liabilities - Trade and other payables
24	Current liabilities - Interest bearing liabilities
25	Current liabilities - Subordinated convertible securities
26	Current liabilities - Other financial liabilities
27	Current and non-current liabilities - Provisions
28	Non-current liabilities - Trade and other payables
29	Non-current liabilities - Interest bearing liabilities
30	Non-current liabilities - Subordinated convertible securities
31	Non-current liabilities - Deferred tax liabilities
32	Non-current liabilities - Retirement benefit obligations
33	Contributed equity
34	Reserves and retained profits
35	Minority interest
36	Total equity reconciliation
37	Dividends
38	Other financial instrument information
39	Key management personnel and their related parties disclosures
40	Contingencies
41	Commitments
42	Business combinations
43	Subsidiaries
44	Deed of cross guarantee
45	Investments in associates
46	Reconciliation of profit after related income tax to net cash provided by operating activities
47	Non-cash investing and financing activities
48	Share based payments
49	Events subsequent to the end of the financial year
50	Impact of adopting Australian equivalents to International Financial Reporting Standards
51	Reconciliation of Accounts to US GAAP

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.  These policies have been consistently applied to all the periods presented, unless otherwise stated.  The financial statements includes the consolidated entity consisting of Amcor Limited and its subsidiaries.

(a) Basis of preparation of the annual financial report

This general purpose financial report for the year ended 30 June 2006 has been prepared in accordance with Australian Accounting Standards (‘AASBs’) adopted by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001.

International Financial Reporting Standards (‘IFRS’) form the basis of AASBs adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS (‘AIFRS’) to distinguish them from the previous Australian Generally Accepted Accounting Principles (AGAAP).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Amcor Limited annual financial statements to be prepared in accordance with AIFRS.  AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Amcor Limited have been prepared in accordance with previous AGAAP until 30 June 2005.  AGAAP differs in certain respects from AIFRS.  When preparing the financial report for the year ended 30 June 2006, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS.  With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.  The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005.  Refer Note 1(z).

Compliance with AIFRS ensures that the financial reports of the consolidated entity also comply with IFRS, except that an election has been made to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

Early adoption of standard

The consolidated entity has elected to apply AASB 119 Employee benefits (issued in December 2004) and AASB 2004-3 Amendments to Australian Accounting standards to the reporting periods beginning 1 July 2005.  This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities measured at fair value.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(b)          Principles of consolidation

(i) Subsidiaries

These financial statements incorporate the assets and liabilities of all subsidiaries of Amcor Limited (“parent entity”) as at 30 June 2006 and the results of all subsidiaries for the year then ended.  Amcor Limited and its subsidiaries together are referred to as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights.

Subsidiaries are fully consolidated from the date control commences until the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the consolidated entity.  Refer Note 1(h).

All balances and transactions between entities included in the consolidated entity have been eliminated.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are all entities over which the consolidated entity has significant influence but not control.   Investments in associates are accounted for in the consolidated financial statements using the equity method, after initially being recognised at cost.  The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The consolidated entity recognises its share of its associates’ post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.   The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.   Dividends receivable from associates are recognised as a reduction in the consolidated entity’s carrying amount of the investment.

Changes in the consolidated entity’s share of net worth of associates caused by an issue of equity by the associate are recognised in the income statement as gains or losses.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c)          Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the economic environment in which the entity primarily generates and expends cash (‘the functional currency’).  The consolidated financial statements are presented in Australian dollars, which is Amcor Limited’s functional currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.   Foreign exchange gains and losses arising from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.  Refer Note 1(o)(ii) and 1(o)(iii).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Translation of differences on non-monetary items, such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss.  Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the available for sale investments revaluation reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, excluding those in a hyperinflationary economy, that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

•                  income and expenses for each income statement are translated at average exchange rates, which approximate the exchange rates at the dates of the transactions; and

•                  all resulting exchange differences are recognised in the exchange fluctuation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange fluctuation reserve.   When a foreign operation is sold, the cumulative exchange differences from 1 July 2004 are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(d)          Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Amounts disclosed as revenue are net of returns, allowances and discounts.  Revenue is recognised as follows:

(i) Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity.  Sales revenue is recognised when the risks and rewards of ownership have transferred to the customer.  No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the costs incurred or to be incurred cannot be measured reliably, there is risk of return of goods or there is continuing management involvement with the goods.

(ii) Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.  Interest income is included as financial income in the income statement.

(e)          Government grants

Grants from governments are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f)            Income tax

(i) General

Income tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and by the availability of unused tax losses.  Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred tax balances are determined using the balance sheet liability method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the balance sheet and their associated tax bases.  The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

Deferred tax assets will be recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised.

The parent entity is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries.  The head entity recognises all of the current tax liabilities of the tax-consolidated group (after elimination of intra-group transactions).  The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions during the year.  The contributions are calculated as if each subsidiary continued to be a stand alone taxpayer in its own right.  The contributions are payable annually.

(ii) Capital Gains Tax

Capital gains tax, expected to be paid, is provided in the period in which an asset is sold.

(iii) Goods and Services Tax / Value Added Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax and valued added tax (‘GST/VAT’) and other sales related taxes, except where the amount of GST/VAT incurred is not recoverable from the relevant taxation authority.  In these circumstances the GST/VAT is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST/VAT included.

The net amount of GST/VAT recoverable from, or payable to, taxing authorities is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statements on a gross basis.  The GST/VAT component of cash flows arising from investing and financing activities which are recoverable from, or payable to, taxing authorities are classified as operating cash flows.

(g)         Leases

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised at the lower of the fair value of the leased property and the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in current and non-current interest bearing liabilities.  Each lease payment is allocated between the liability and the finance charges.  The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term, unless it is reasonably certain that ownership will be obtained by the end of the lease term where it is depreciated over the period of the expected use which is the useful life of the asset.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

(h)         Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition.   Where equity instruments are issued in an acquisition, the value of the instruments is their published price at the date of exchange unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair values at the acquisition date.   The excess of the cost of acquisition over the fair value of the consolidated entity’s share of the identifiable net assets acquired is recorded as goodwill (refer Note 1 (s)).  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

(i)            Impairment of assets

The recoverable amount of the consolidated entity’s assets, excluding deferred tax assets, defined benefit assets, and goodwill are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment at least annually.

The recoverable amount is estimated for the individual asset or, if it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit (CGU) to which the asset belongs is determined. CGUs have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets.  Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount.  Recoverable amount is determined as the higher of fair value less costs to sell and value in use.  Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognised in prior periods for an asset (other than goodwill) is reversed if, and only where there is an indicator that the impairment loss may no longer exist, and if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  The increased carrying amount of an asset due to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance.  In assessing value in use, the estimated cash flows are discounted to their present value effectively using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

(j)            Cash and cash equivalents

Cash and cash equivalents include cash on hand and at bank, short term deposits and short-term money market investments.   Bank overdrafts are shown within interest bearing liabilities in current liabilities on the balance sheet.

(k)        Trade and other receivables

Trade and other receivables are recognised at their cost, less any impairment losses and are non interest bearing.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Collectibility of trade and other receivables is reviewed on an ongoing basis.  Debts which are known to be uncollectible are written off.  An impairment loss is recognised when there is objective evidence that the consolidated entity will not be able to collect amounts due according to the original terms of the receivables.

(l)            Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula and includes the appropriate share of fixed and variable overheads.

(m)      Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(n)         Investments and other financial assets

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005.  The consolidated entity has applied previous AGAAP to the comparative information on the financial instruments within the scope of AASB 132 and AASB 139.  For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

The consolidated entity classifies its investments and other financial assets into the following categories: financial assets at fair value through the income statement, loans and receivables, held-to-maturity investments, and available-for-sale financial assets.  The classification depends on the purpose for which the investments and other financial assets were acquired.  Management determines the classification of held-to-maturity assets at initial recognition and re-evaluates this designation at each reporting date.

Available-for-sale financial assets and financial assets at fair value through the income statement are initially and subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale fair value reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The fair values of quoted investments are based on current bid prices.

The consolidated entity makes an assessment as to the impairment of any financial asset or group of financial assets at each reporting date.  This assessment is carried out, based on the existence of objective evidence of impairment.  The amount of any impairment is calculated as the difference between the carrying amount of the asset, or group of assets and the present value of the estimated future cash flows.  For financial assets carried at cost or amortised cost, the amount of any loss will be recognised in the income statement.  For available-for-sale financial assets, the cumulative loss directly recognised in equity will be removed and recognised in the income statement when the financial asset is sold.

(i) Financial assets at fair value through the income statement

This category has two sub-categories: financial assets held for trading, and those designated at fair value through the income statement on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or to generate short term profits, or if so designated by management.  Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

Loans and other receivables excluding those held as available-for-sale are recognised at their amortised cost using the effective interest rate method.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity’s management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments and other financial assets are recognised on trade-date, the date on which the consolidated entity commits to purchase or sell the asset.  Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(o)          Derivatives

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of a net investment in a foreign operation.

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment in a foreign operation

Where effective, foreign exchange differences relating to foreign currency transactions hedging a net investment in a foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.  The ineffective portion is recognised in the income statement.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(p)          Financial instruments included in liabilities and equity

From 1 July 2005

Bank overdrafts, bank loans, commercial paper, mortgage loans and other loans are initially recognised at their fair value, net of transaction costs incurred.  Subsequent measurement is at amortised cost with any difference between the net proceeds and the maturity amount recognised in the income statement over the period of the borrowings using the effective interest rate method.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Eurobond notes and US$ notes are carried at amortised cost, translated at exchange rates ruling at reporting date.  Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method.

Undated subordinated convertible securities are carried at amortised cost. These securities have been translated at the exchange rate ruling at reporting date.  Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method.  The terms and conditions of undated subordinated convertible securities outstanding is set out in Note 25.

From 1 July 2005, the consolidated entity reclassified the issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) from equity to liabilities.  The conversion discount and transaction costs are set off against the carrying value of the PACRS1 and PACRS2 at amortised cost.  Over the life of the PACRS1 and PACRS2, these amounts are reflected in the income statement as financing costs using the effective interest method.  The coupons on the PACRS1 and PACRS2 are recorded as a finance cost in the income statement.

Prior to 1 July 2005

(i) Financial Instruments included in equity

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) was classified as equity and the coupon interest payable on the PACRS1 and PACRS2 was treated as a distribution of shareholders’ equity.  The consolidated income statement did not include the coupon interest on the PACRS1 or PACRS2.

PACRS were recorded at the amount of consideration received less transaction costs.

(ii) Financial Instruments included in liabilities

Liabilities were recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans were carried at their principal amounts.  Interest was charged as an expense as it accrued other than for amounts capitalised.

Commercial paper was carried at face value.  The discount interest was carried as a deferred expense and brought to account on an accruals basis.

US$ notes were carried at face value and translated at the exchange rates ruling at reporting date. Interest was charged as an expense as it accrued.

Eurobond notes were carried at face value. The discount on issue was carried as a deferred expense and amortised over the period to maturity. Interest was charged as an expense as it accrued.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities were translated at the rate of exchange ruling at reporting date. Interest payable on these securities was recognised when entitlements accrued and was calculated in accordance with the terms of each issue.

(q)          Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the consolidated entity is the current bid price; the quoted market price used for financial liabilities is the current ask price.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The consolidated entity uses a variety of methods, including discounted cash flows to calculate the fair value of financial instruments.  These calculations are performed using current market inputs which may include the use of interest and forward exchange rates ruling at balance date.  The consolidated entity makes assumptions concerning these valuations that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The nominal value of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the consolidated entity for similar financial instruments.

(r)          Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment.  Cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

-	Leasehold land between 1% - 3% (2005 1% - 3%)

-	Land improvements between 1% - 3% (2005 1% - 3%)

-	Buildings between 1% - 5% (2005 1% - 5%)

-	Plant and equipment between 3% - 25% (2005 3% - 25%)

-	Finance leased assets between 4% - 20% (2005 4% - 20%)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds of each disposed asset with its carrying amount, and are included in the income statement as other income.

(s)          Intangible assets

(i)          Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.  Goodwill is carried at cost less any accumulated impairment losses.  Goodwill is allocated to CGUs and tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

(ii) Other intangible assets

Other intangible assets acquired are carried at cost less accumulated amortisation and impairment losses.

Expenditure on research associated with product research is charged against net income in the year in which the expenditure is incurred.

Expenditure on development activities associated with product development innovation is capitalised if the product is technically and commercially feasible and adequate resources are available to complete development.  Capitalised development expenditure is amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically between 3 to 8 years.

Software costs are capitalised as intangible assets if they are separable or arise from contractual or other legal rights and it is probable that the expected future economic benefits attributable to the asset will flow to the consolidated entity, and the cost of the asset can be measured reliably. Where software is internally generated, only the costs incurred in the development phase are capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.  Software costs which are incurred in the research phase are expensed.

Expenditure on other internally generated intangibles is charged against net income in the year in which the expenditure is incurred.

(t)            Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which were unpaid at the end of the financial year.  These amounts are unsecured.

Trade and other payables are stated at their amortised cost and are non interest bearing.

(u)         Financing costs

Financing costs include interest income and expense, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and the unwinding discount on provision balances.

Financing costs are brought to account in determining profit for the year, except to the extent the financing costs are directly attributable to the acquisition, construction or production of a qualifying asset.  Such financing costs are capitalised as part of the cost of the asset up to the time it is ready for its intended use and are then amortised over the expected useful economic life.

(v)           Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.  Provisions are not recognised for future operating losses.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is virtually certain that the recovery will be received.

In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

(i) Restructuring

A provision for restructuring is recognised when:

a)         there is a detailed formal plan for the restructuring at the commitment date, identifying at least: the business or part of a business concerned; the principal locations affected; the location, function and approximate number of employees who will be compensated for terminating their services (for involuntarily terminated employees, the plan must also specifically identify the benefit formula to be used for determining individual employee involuntary termination payments, job classification and functions); when the plan will be implemented; and the expenditures that will be made; and

b)        the entity has announced the main features of the plan or started to implement the plan so as to raise a valid expectation in those affected that the entity will carry out the restructuring.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(ii) Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared on or before the end of the financial period but not distributed at balance date.

(iii) Decommissioning

The present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists.  At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows.  Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as a financing cost in the income statement.

(iv) Onerous Contracts

A provision for onerous contracts is recognised when unavoidable costs under a contract, calculated as the lower of the cost of fulfilling the contract and any compensation or penalties arising from the failure to fulfil it, is loss-making, rather than simply unfavourable due to current prices.  A provision is recognised only in respect of the onerous element of the contract.  The provision is discounted to its present value, where the effect of discounting is material.

(v) Insurance and Other Claims

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

(w)   Employee benefits

(i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ services provided to reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

Liabilities relating to long service leave are measured as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Liabilities which are not expected to be settled within twelve months are discounted using market yields at the reporting date of high quality corporate bonds.  In countries where there is no deep market for corporate bonds (such as Australia), the market yield on government bonds at the reporting date is used.   The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement Benefit Obligations

(a) Defined Benefit Plans

The consolidated entity’s liability or asset in respect of defined benefit pension plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses), less the fair value of the pension plan’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period).  In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(b) Defined Contribution Plans

Contributions by the consolidated entity to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Share-based Payments

The company maintains two Employee Share Schemes: the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’).  Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

A number of sub-plans exist under the ESPP, including the Employee Incentive Share Plan (“EISP”), the Senior Executive Retention Share Plan (“SERSP”) and the Senior Executive Retention Payment Plan (“SERPP”).

Where loans are made to assist in the purchase of shares under a sub-plan, they are treated as a reduction in equity and not recognised as a receivable.  Repayments are recorded as contributions to share capital.  Shares are held in trust until the loan is settled.

Share options granted before 7 November 2002 which have vested before 1 January 2005

No expense is recognised in respect of these options.  The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 which have vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in the share-based payments reserve in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using the Black Scholes model. The amount recognised as an expense is adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

Upon exercise of the options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Profit Sharing and Bonus Plans

A liability and an expense is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

(x)   Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or the exercise of options are shown in equity as a deduction, net of tax, from the proceeds.

(y)   Earnings per Share (EPS)

(i) Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, by the weighted average number of ordinary shares of the company for the reporting period, adjusted for any bonus issue.

(ii) Diluted Earnings per Share

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

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(z)   Change in accounting policies – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS.  The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

		30 June	Effect of	1 July
		2005	adoption	2005
	Footnote	$m	$m	$m
Current assets
Cash and cash equivalents		229.8	-	229.8
Trade and other receivables	(iii), (iv), (vii), (ix)	1,824.7	(120.8)	1,703.9
Inventories		1,440.1	-	1,440.1
Other financial assets	(iv), (vi), (vii), (viii)	-	109.6	109.6
Total current assets		3,494.6	(11.2)	3,483.4

Non-current assets
Investments accounted for using the equity method	(vi)	40.7	6.6	47.3
Other financial assets	(iv)	52.8	4.0	56.8
Property, plant and equipment		4,426.8	-	4,426.8
Deferred tax assets	(xi)	349.9	22.0	371.9
Intangible assets		1,998.0	-	1,998.0
Other non-current assets	(i), (iii)	96.3	(12.0)	84.3
Total non-current assets		6,964.5	20.6	6,985.1

Total assets		10,459.1	9.4	10,468.5

Current liabilities
Trade and other payables	(ii), (ix)	1,996.0	9.2	2,005.2
Interest bearing liabilities	(iii)	887.2	(1.3)	885.9
Subordinated convertible securities	(i)	-	414.6	414.6
Other financial liabilities	(vii), (viii)	-	7.5	7.5
Current tax liabilities		82.5	-	82.5
Provisions	(ii)	289.3	(8.7)	280.6
Total current liabilities		3,255.0	421.3	3,676.3

Non-current liabilities
Trade and other payables		31.6	5.6	37.2
Interest bearing liabilities		1,917.3	(10.2)	1,907.1
Subordinated convertible securities		301.1	215.2	516.3
Deferred tax liabilities		517.3	(1.0)	516.3
Provisions		99.9	-	99.9
Retirement benefit obligations		358.9	-	358.9
Total non-current liabilities		3,226.1	209.6	3,435.7

Total liabilities		6,481.1	630.9	7,112.0

Net assets		3,978.0	(621.5)	3,356.5

Equity
Contributed equity	(i)	3,322.1	(596.6)	2,725.5
Reserves	(ix), (x), (xi)	(148.2)	(28.1)	(176.3)
Retained profits	(i), (iii), (v), (vi)	726.1	3.2	729.3
Total equity attributable to equity holders of the parent		3,900.0	(621.5)	3,278.5
Minority interest		78.0	-	78.0

Total equity		3,978.0	(621.5)	3,356.5

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The following financial assets and financial liabilities were designated at fair value through profit or loss from 1 July 2005.  These financial assets and financial liabilities were previously measured at cost:

	Fair value at 1 July 2005	Carrying amount at 30 June 2005
	$m	$m

Financial assets:
Current
Derivatives hedging employee share plan
- Equity share options	1.5	2.9
- Equity share swaps	3.8	4.1
	5.3	7.0

Non-current
Share investments	7.7	7.7
	7.7	7.7

Financial liabilities:
Interest free loan	-	2.3

The following transitional provisions have an effect on future periods:

•      On initial recognition, certain financial assets and liabilities were measured at fair value through the income statement.

•      The effectiveness of hedging relationships was assessed at 1 July 2005 and any ineffectiveness has been recognised in retained earnings.  As provided under AASB 1, assessment of effectiveness at hedge inception has not been undertaken where the hedge was entered into before 1 July 2005.

The adjustments made at 1 July 2005 to restate the opening balance sheet to comply with AASB 132 and 139 include the following:

(i)            The Perpetual Amcor Convertible Reset Securities (PACRS) have been reclassified from issued capital of $596.6 million to current and non-current subordinated convertible securities of $414.6 million and $215.2 million respectively.  The conversion discount of $32.1 million and other non-current asset transaction issue costs of $13.3 million have been set off against the carrying value of the PACRS at amortised cost.  Over the life of the PACRS, these amounts will be reflected in the income statement using the effective interest method.

(ii)           The coupons on the PACRS from 1 July 2005 are recorded as a finance cost, rather than a distribution from retained earnings.  Therefore, the accrual of the coupons results in an increase to current payables of $8.7 million and was offset by a decrease in current provisions of $8.7 million.  The increase to finance costs for the 12 months to 30 June 2006 is $57.8 million.

(iii)          For Amcor Limited, interest bearing liabilities have been measured at amortised cost which includes the netting of deferred finance costs previously recognised in assets.  The following adjustments were made:

•      current receivables decreased by $1.2 million;

•      non-current other assets decreased by $8.4 million;

•      current interest bearing liabilities decreased by $1.3 million;

•      non-current interest bearing liabilities decreased by $7.9 million; and

•      a decrease of $0.4 million to retained profits.

(iv)          For Amcor Limited, financial instruments in relation to various employee equity share and option plans have been measured at fair value and have resulted in a decrease of $7.0 million in current receivables and an increase of $1.3 million and $4.0 million in other current and non-current financial assets.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(v)           The measurement of interest bearing liabilities at fair value resulted in a decrease in non-current interest bearing liabilities of $2.3 million and an increase in retained profits of $2.3 million.

(vi)          The equity method investment in Vision Grande was remeasured to reflect the consideration for the option to purchase shares.  In addition, the 96 million options to acquire shares in Vision Grande, held at 1 July 2005 were recorded at their fair value.  This resulted in an increase in the equity method investment of $6.6 million and an increase in other current financial assets of $29 million.

(vii)         Based on the maturity date of the instruments, certain financial instrument derivative amounts previously recognised in current receivables and current payables have been reclassified to increase other current financial assets by $78.2 million and increase other current financial liabilities by $5.0 million respectively.

(viii)        The recognition and measurement of all derivatives at fair value, resulting in:

•      other current financial assets and liabilities of $1.1 million and $12.5 million, and

•      non-current trade and other payables of $0.6 million.

(ix)           The transfer of deferred hedging gains and losses relating to interest rate risk on various interest bearing liabilities.  These amounts were designated and accounted for as cash flow hedges. The effect of this adjustment is to:

•      decrease current asset receivables by $35.5 million

•      decrease current liability payables by $1.5 million, with

•      the net decrease of $34.0 million recognised in reserves.

(x)            The deferral in equity of the effective portion of the fair value of derivatives designated and accounted for as a cash flow hedge of underlying forecast foreign exchange and commodity exposures.  This resulted in a decrease of $4.4 million in reserves.

(xi)           The recognition of deferred tax assets of $22 million, a reduction in deferred tax liabilities of $1 million and an increase of $10.2 million in reserves in relation to the adjustments described above.

(aa) Rounding of amounts

The company is of the kind referred to in the Australian Securities and Investments Commission Class order 98/0100 dated 10 July 1998.  In accordance with that Class Order, amounts in the financial statements have been rounded nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically stated otherwise.

(ab)  New accounting standards and UIG Interpretations

Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been published that are not mandatory for 30 June 2006 reporting periods.  The consolidated entity’s assessment of these new standards and interpretations is set out below:

(i)           UIG 4 Determining Whether an Arrangement Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006.  The consolidated entity has not elected to adopt UIG 4 early.  It will apply UIG 4 and the UIG 4 transition provisions in its 2007 financial statements.  The consolidated entity will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006.  An assessment of the impact of UIG 4 is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact.

(ii)          AASB 2005-5 Amendments to Australian Accounting Standards [AASB 1, AASB 139]

AASB 2005-5 is applicable to annual periods beginning on or after 1 January 2006.  The consolidated entity has not elected to adopt AASB 2005-5 early.  The amendments provide transitional relief if UIG 4 and UIG 5 were early adopted and also provides for amendments to AASB 139 Financial Instruments: Recognition and Measurement as a consequence of UIG 4 and UIG 5.

(iii)         UIG 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The consolidated entity does not have any material interests in decommissioning, restoration and environmental rehabilitation funds.  This interpretation is not expected to affect the consolidated entity’s financial statements.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(iv)         AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 and AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006.  The amendments relate to the accounting for financial guarantee contracts.  The consolidated entity has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. The consolidated entity may have to recognise a liability in relation to a guarantee given by a subsidiary in respect of a lease by a former subsidiary (refer Note 40).  An assessment of the fair value of these guarantees is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact.  The new rules will be implemented retrospectively with a restatement of comparatives as required by AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

(v)           AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007.  The consolidated entity has not adopted the standards early.  Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity’s financial statements.

(vi)         UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006.  The consolidated entity has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities.  This interpretation will not affect the consolidated entity’s financial statements.

(vii)        UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

UIG 7 is applicable to annual reporting periods beginning on or after 1 March 2006.  The interpretation addresses the requirement in AASB 129 for financial statement to be stated in terms of the measuring unit current at the reporting date when they are reported in the currency of a hyperinflationary economy.  This interpretation is not expected to affect the consolidated entity’s financial statements.

(viii)       UIG 9 Reassessment of embedded derivatives

UIG 9 is applicable to annual reporting periods beginning on or after 1 June 2006.  The interpretation clarifies that an entity is required to reassess whether an embedded derivative should be accounted for separately from the host contract only when there is a change in the terms of the contract that significantly modifies the cash flows otherwise required.  The interpretation is not expected to have a material affect on the consolidated entity’s financial statements.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 2. FINANCIAL RISK MANAGEMENT

The consolidated entity’s activities expose it to a variety of financial risks; market risk (including currency risk, equity securities price risk, commodity price risk, interest rate risk, employee share plan risk); credit risk and liquidity risk.

The consolidated entity’s overall risk management program seeks to minimise potential adverse effects on the financial performance of the consolidated entity.  The consolidated entity negotiates appropriate commercial terms or uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by Amcor Treasury under policies approved by the Board of Directors.  Amcor Treasury identifies, evaluates and hedges financial risks in close co-operation with the consolidated entity’s business groups.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a)   Market risk

(i)           Currency risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency of the entity within the consolidated entity.  The consolidated entity operates internationally and is exposed to foreign exchange risk arising from currency exposures mainly to the US dollar and Euro.

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents.  All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such matching representing a natural hedge.  Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the consolidated entity.

(ii)          Equity securities price risk

The consolidated entity is exposed to equity securities price risk.  This arises from investments held by the consolidated entity and classified on the balance sheet either as available-for-sale or at fair value through the income statement.

(iii)         Commodity price risk

The consolidated entity is exposed to commodity price risk, particularly for resin, and manages this by passing the risk contractually to customers to the maximum extent possible.  In the case of aluminium, some hedging is undertaken based on customer instructions, and all related risks, benefits and costs are passed onto the customer.

(iv)         Interest rate risk

The consolidated entity is exposed to movements in interest rates under various debt facilities.  By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

The Group also manages its interest-rate risk by using floating-for-fixed interest rate swaps.  Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice-versa.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 2. FINANCIAL RISK MANAGEMENT continued

The consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt.  There were no interest rate options outstanding at year end (2005: Nil).

(v)           Employee share plan risk

In relation to the cash settled variants of the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited.  For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that offset the fluctuations in value of the employee benefit.

(b)   Credit risk

The consolidated entity has no significant concentrations of credit risk.  In order to control any exposure which may result from non-performance by counterparties, financial assets, other than trade receivables, and hedging contracts are only entered into with a range of major banks with a minimum long term credit rating of A- by Standard & Poor’s.  In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of impairment losses.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.  The consolidated entity has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.   There is no material exposure to any individual customer.

Derivative Financial Instruments

The credit risk exposure arising from derivative financial instruments is the sum of all contracts with a positive replacement cost.  For derivative financial instruments, the maximum credit exposure is the amount contracted to be received by the consolidated entity when settlement occurs.

(c)   Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions.  Due to the dynamic nature of the underlying businesses, Amcor Treasury aims at maintaining flexibility in funding by keeping committed credit lines available whilst maintaining minimum cash balances.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)           Critical accounting estimates and assumptions

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management believes the following are the critical accounting policies and estimates used in the preparation of the AIFRS financial statements:

•      The testing for impairment of assets;

•      The testing for impairment of goodwill;

•      Income tax related assumptions and estimates; and

•      The calculation of annual pension costs and related assets and liabilities.

Impairment of assets

The determination of impairment for property, plant and equipment, goodwill and other intangible assets involves the use of estimates that include, but is not limited to, the cause, timing and amount of the impairment.  Impairment is based on a large number of factors, such as changes in competitive positions, expectations of growth, increased cost of capital, current replacement costs, increases in cost of inputs, and other factors which may indicate impairment.  An asset is considered impaired when the recoverable amount is less than the carrying value.  Recoverable amount is determined as the higher of fair value less costs to sell and value-in-use.  In calculating value-in-use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset.  The cash flows are estimated for the asset in its current condition.  In assessing value-in-use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.  The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant estimates and judgements concerning the identification of impairment indicators, earnings before interest and tax, growth rates, applicable discount rates, useful lives and residual values.

Refer Note 1(i) for further details regarding the accounting policy regarding ‘Impairment of assets’.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s assets for impairment.  Varying results from this impairment analysis are possible due to the significant estimates and judgements involved.

Impairment of Goodwill

The consolidated entity tests, at least annually, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(i) and (s) of the Financial Statements.  The recoverable amounts of CGUs have been determined based on the higher of net selling price or value-in-use calculations. These calculations require the use of assumptions, including forecast earnings before interest and tax, growth rates and discount rates. Refer to Note 21 of the Financial Statements for details of these assumptions and the potential impact of changes to these assumptions.

The assumptions are management’s best estimates based on current and forecast market conditions.  Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s goodwill for impairment.  Varying results from this analysis are possible due to the significant estimates and judgements involved in the Company’s evaluations.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

Income Taxes

The consolidated entity is subject to income taxes in Australia and foreign jurisdictions.  Significant judgement is required in determining the world-wide provision for income taxes.  There are many transactions and calculations relating to the ordinary course of business for which the ultimate tax determination is uncertain.  The consolidated entity recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the assets can be utilised.  The consolidated entity’s assumptions regarding future realization may change due to future operating performance and other factors.

Retirement benefit obligations

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on either national government bonds or corporate bonds (in countries where there is a deep market in high quality corporate bonds) with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Refer Note 1(w) to the financial statements for further details of the accounting policy relating to retirement benefit obligations.  Refer Note 32 of the financial statements for details of the key assumptions used in determining the accounting for these plans.  The following are the main categories of assumptions used:

•      Discount rate;

•      Rate of inflation;

•      Expected return on plan assets;

•      Future salary increases; and

•      Medical cost trend rates (in the case of non-pension health plans).

The assumptions made have a significant impact on the calculations and any adjustments arising therefrom.

If the discount rate were to differ by 10% from management’s estimates, the carrying amount of pension obligations would be an estimated $68.8 million lower or $80.0 million higher.  In addition, a one-half percentage point change in the actuarial assumption regarding the expected return on plan assets would result in a change of approximately $3.3 million in pre-tax pension expense for the year ended 30 June 2006.  In addition, changes in external factors, including fair values of plan assets could result in possible future changes to the amount of the pension obligations recognised in the balance sheet.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 4. SEGMENT INFORMATION

Business segments are the primary reporting segments, as these reflect the consolidated entity’s management reporting system.  The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

(a)       Description of segments

Business segments

The consolidated entity is organised on a global basis into the following business segments by product type:

Amcor PET

Polyethylene Triphthalate (PET) packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items and plastic caps for a wide variety of applications.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.  Specialty folding cartons for tobacco, confectionery and cosmetics.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging for the food and industrial markets.

Geographic segments

Although the consolidated entity’s operations are managed on a global basis, they operate in five main geographical areas:

Australia and New Zealand

Comprises operations carried on in Australia and New Zealand which are largely managed together.  The areas of operations are principally corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Europe

Comprises operations carried on in the United Kingdom, Germany, France, Spain, Netherlands, Belgium, Italy, Sweden, Norway, Finland, Ireland, Russia, Poland, Hungary, Czech Republic, Denmark, Ukraine, Switzerland, Portugal and Morocco.  The Flexibles and PET businesses operate manufacturing facilities in these countries.

North America

Comprises operations carried on in the United States of America and Canada.  The PET, Sunclipse and Flexibles businesses operate manufacturing or distribution facilities in these countries.

Latin America

Comprises operations carried on in Brazil, Argentina, Venezuela, Colombia, Peru, Ecuador, Mexico, Honduras, El Salvador and Puerto Rico.  The PET and Flexibles businesses operate manufacturing facilities in these countries. Sunclipse distributes products in Mexico.

Asia

Comprises operations carried out in Malaysia, China, Indonesia, India, Singapore and Philippines.  The PET and Asian business operate manufacturing facilities in these countries.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

Note 4. SEGMENT INFORMATION continued

(b)       Notes to and forming part of the segment information

(i)       Accounting Policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1 and accounting standard AASB 114 Segment Reporting.

The primary reporting segments have been classified based on the consolidated entity’s businesses.  The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Segment assets and liabilities do not include income taxes.

Segment result is profit before unallocated finance costs and income tax.

Net finance costs include financial income of $22.4 million (2005: $20.9 million).

Unallocated items mainly comprise interest-bearing loans and borrowings.

(ii) Changes in Segment Accounting Policy

During the year ended 30 June 2006, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $33.4 million (2005 restated: $33.1 million) of the total $76.0 million (2005: $85.4 million) are directly attributable to the results of the operating segments and, as such, have been allocated based on relevant cost and service drivers.

(iii) Changes in Reported Segments

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported ‘Rentsch and Closures’ segment with Amcor Flexibles.  This change in segments was as a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure shared by the business, including co-location, resourcing and similar technologies.  On 1 June 2006, the consolidated entity disposed of the White Cap Metal Closures business for $333 million.  This disposal has been treated as a discontinued operation and as such the Flexibles segment for 30 June 2006 reporting purposes only includes the previously reported Flexibles and Rentsch business segments.  Prior periods have been restated to reflect these changes.

On 28 February 2006, the consolidated entity disposed of the Asian Corrugated, Closures and Sacks businesses for $12.9 million.  This disposal has been treated as a discontinued operation and as such has been excluded from the Asian business segment for 30 June 2006 reporting purposes.  Prior periods have been restated to reflect this change.

(iv) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments.  Such transfers are generally priced on an “arm’s length” basis and eliminated on consolidation.

(v) External revenue by product

The following table provides a split of external revenue by significant product type:

	PET Packaging	Flexible and Film Packaging	Fibre/Paper Based Packaging	Metal Packaging	Tobacco Cartons	Glass	Discontinued Operations	Other	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
2005/06	4,048.9	2,390.2	1,707.6	620.5	566.8	111.8	397.4	1,596.1	11,439.3
2004/05	3,696.4	2,409.3	1,710.2	582.0	516.1	97.4	453.5	1,634.7	11,099.6

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 4.  SEGMENT INFORMATION continued

(c) Business segments													Total				Unallocated /
	Amcor		Amcor		Amcor		Amcor		Amcor				continuing		Discontinued		Inter segment
	PET		Australasia		Flexibles		Sunclipse		Asia		Other		operations		operations		eliminations		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Segment revenue

Revenue from external customers	4,048.9	3,696.4	2,557.7	2,566.3	2,965.6	2,960.5	1,287.7	1,214.7	173.4	182.8	8.6	25.4	11,041.9	10,646.1	397.4	453.5	-	-	11,439.3	11,099.6
Inter—segment revenue	-	-	3.2	5.4	13.0	10.7	4.4	4.0	1.1	(0.6)	-	-	21.7	19.5	3.9	8.1	(25.6)	(27.6)	-	-
Total sales revenue	4,048.9	3,696.4	2,560.9	2,571.7	2,978.6	2,971.2	1,292.1	1,218.7	174.5	182.2	8.6	25.4	11,063.6	10,665.6	401.3	461.6	(25.6)	(27.6)	11,439.3	11,099.6
Share of net profits of associates	-	-	-	-	-	-	-	-	9.8	1.8	-	-	9.8	1.8	-	-	-	-	9.8	1.8
Other revenue	29.9	29.8	12.7	14.5	20.1	18.5	0.6	7.0	99.4	1.1	13.5	(0.7)	176.2	70.2	7.5	13.0	-	-	183.7	83.2

Total Segment Revenue	4,078.8	3,726.2	2,573.6	2,586.2	2,998.7	2,989.7	1,292.7	1,225.7	283.7	185.1	22.1	24.7	11,249.6	10,737.6	408.8	474.6	(25.6)	(27.6)	11,632.8	11,184.6

Segment result

Profit before depreciation, amortisation, interest, related income tax expense and significant items	451.6	457.3	384.2	431.1	289.6	291.4	78.4	67.3	36.7	31.7	(40.6)	(48.0)	1,199.9	1,230.8	49.2	52.8	-	-	1,249.1	1,283.6

Depreciation & amortisation	206.6	197.5	121.8	115.3	101.2	101.0	13.3	12.6	6.9	8.6	2.0	4.3	451.8	439.3	21.6	22.5	-	-	473.4	461.8

Profit before interest, related income tax expense and significant items	245.0	259.8	262.4	315.8	188.4	190.4	65.1	54.7	29.8	23.1	(42.6)	(52.3)	748.1	791.5	27.6	30.3	-	-	775.7	821.8

Net finance costs													(242.2)	(160.7)	(4.4)	(5.7)			(246.6)	(166.4)

Profit from ordinary activities before related income tax and significant items																			529.1	655.4

Significant items before related income tax expense	(22.5)	(107.3)	-	(108.7)	(71.9)	(57.4)	-	-	93.8	(9.6)	(0.4)	(6.1)	(1.0)	(289.1)	(63.1)	(35.3)	-	-	(64.1)	(324.4)

Profit before related income tax expense																			465.0	331.0

Income tax expense													(92.3)	(72.4)	6.5	(0.2)			(85.8)	(72.6)

Profit for the financial year																			379.2	258.4

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 4.  SEGMENT INFORMATION continued

(c) Business segments (continued)

Amcor	Amcor	Amcor	Amcor	Amcor		Total continuing	Discontinued	Unallocated/ Inter segment
PET	Australasia	Flexibles	Sunclipse	Asia	Other	operations	operations	eliminations	Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Segment assets	3,853.4	3,786.0	2,552.4	2,556.2	2,312.3	2,412.0	548.5	517.7	409.8	285.8	98.1	5.8	9,774.5	9,563.5	-	582.1	(9.6)	(36.3)	9,764.9	10,109.3

Segment liabilities	(974.2)	(955.4)	(536.2)	(520.3)	(889.6)	(793.2)	(144.8)	(133.2)	(33.3)	(44.1)	(179.7)	(222.1)	(2,757.8)	(2,668.3)	-	(143.7)	9.6	36.3	(2,748.2)	(2,775.7)
Unallocated corporate borrowings																			(3,239.6)	(3,105.7)

Total liabilities																			(5,987.8)	(5,881.4)

Investments in associates accounted for using the equity method	-	-	-	-	-	-	-	-	283.1	40.7	-	-	283.1	40.7	-	-	-	-	283.1	40.7

Acquisition of property, plant and equipment, intangibles and other non- current segment assets	231.5	225.3	123.2	189.4	107.4	205.9	15.2	23.2	64.1	42.8	1.8	0.2	543.2	686.8	10.0	6.1	-	-	553.2	692.9

Impairment losses - inventories (Note 6)	0.8	2.9	8.4	7.8	3.1	12.2	-	0.5	1.8	1.0	-	-	14.1	24.4	3.7	2.4	-	-	17.8	26.8

Impairment losses - trade receivables (Note 6)	2.9	5.9	(1.9)	3.1	(6.1)	3.2	3.4	3.6	1.0	0.3	4.7	(1.9)	4.0	14.2	-	-	-	-	4.0	14.2

Reversal of previous impairment losses (Note 6)	-	(2.7)	(7.1)	-	-	-	-	-	-	-	-	-	(7.1)	(2.7)	-	-	-	-	(7.1)	(2.7)

Other non-cash expenses	76.4	30.4	55.6	52.6	60.1	33.5	(0.4)	(1.7)	1.4	1.0	(35.3)	76.6	157.8	192.4	10.3	7.3	-	-	168.1	199.7

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 4.  SEGMENT INFORMATION continued

(d) Geographic segments

	Australia and New Zealand		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Total external segment revenue	2,557.7	2,566.3	3,448.3	3,547.5	3,806.4	3,425.9	1,024.5	895.7	205.0	210.7	11,041.9	10,646.1

Long lived assets (1)	1,586.2	1,494.3	1,265.2	1,396.4	1,017.4	1,023.8	375.9	361.5	52.1	150.8	4,296.8	4,426.8

Segment assets	2,178.4	2,518.0	3,344.7	2,562.0	2,781.3	3,104.7	1,011.2	1,004.5	449.3	338.0	9,764.9	9,527.2

Unallocated assets											390.6	349.8
Total assets											10,155.5	9,877.0

Acquisition of property, plant and equipment, intangibles and investments in associates	125.0	189.6	140.0	225.0	133.3	180.1	80.8	49.3	64.1	42.8	543.2	686.8

	Australia		USA		UK		OTHER FOREIGN		UNALLOCATED		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Total external segment revenue	2,119.5	2,118.1	3,552.1	3,081.6	1,203.9	1,206.4	4,166.4	4,240.0	-	-	11,041.9	10,646.1

Long lived assets (1)	1,444.8	1,347.7	825.6	753.2	298.0	321.0	1,728.3	2,011.0	-	-	4,296.8	4,426.8

Segment assets	1,896.8	2,215.8	2,475.8	2,603.7	881.6	900.2	4,510.7	3,807.6	-	-	9,764.9	9,527.2

Unallocated assets	-	-	-	-	-	-	-	-	390.6	347.8	390.6	349.8
Total assets											10,155.5	9,877.0

The above table represents net sales, long lived assets and segment assets for each material country for the year ended June 30, 2006 and June 30, 2005.

The geographic segments have been prepared for continuing operations only.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 5. REVENUE, OTHER INCOME AND FINANCIAL INCOME	2006	2005
	$m	$m

Revenue from continuing operations

Sales Revenue
Revenue from sale of goods	11,041.9	10,646.1

Other income

Dividend received/receivable	0.4	0.6

Sub-lease rentals	4.8	3.8
Net profit on disposal of property, plant and equipment	4.0	8.4
Net profit on disposal of businesses	0.4	3.8
Net foreign exchange gains	4.1	4.5
Fair value gains on other financial assets designated at fair value through income statement	11.4	-
Government grants	1.9	1.7
Other	52.4	47.4

Significant Items
Fair value gains on derivatives related to Vision Grande acquisition	32.0	-
Gain arising from associate’s equity issue - Vision Grande	12.5	-
Net profit on disposal of controlled entities to Vision Grande	52.3	-

Total other income	176.2	70.2

Financial income

Interest received/receivable	21.7	20.4

(a)                                  Discontinued operations

For details of revenue and other income related to discontinued operations during the year ended 30 June 2006, refer Note 12.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 6. EXPENSES
	2006	2005
	$m	$m
Profit before related income tax includes the
following specific expenses:

Depreciation
• of property, plant and equipment - refer Note 1(r)	422.4	416.7
Amortisation:
• of leased assets- refer Note 1(r)	9.4	7.7
• of other intangibles	20.0	14.9
	451.8	439.3

Financial expenses
Interest paid/payable:
• Finance charges on leased assets	3.3	4.0
• Other	254.9	172.9
Amount capitalised - refer Note 1(u)	(2.1)	(3.7)
	256.1	173.2
Borrowing costs	7.8	7.9

Total financial expenses	263.9	181.1

Impairment of trade receivables	4.0	14.2

Provisions:
• Employee entitlements and directors’ retiring allowances	65.8	69.7
• Write-downs of inventories	14.1	24.4
• Insurance/workers’ compensation and other claims	34.8	43.1
• Onerous contracts	27.2	12.8
• Decommissioning Expenses	5.6	2.1
• Restructuring	82.3	70.0
Employee benefits expense:
• Wages and salaries	1,813.1	1,643.4
• Workers’ compensation and other oncosts	162.9	91.6
• Superannuation costs - defined benefit plans	41.8	46.8
• Superannuation costs - accumulation funds	45.6	54.5
• Other employment benefits expense	15.2	3.2
• Share based payments expense	2.8	4.4
Total employee benefits expense	2,081.4	1,843.9
Rental expense relating to operating leases
• Minimum lease payments	100.6	124.7
• Contingent rentals	8.6	-
Total rental expense relating to operating leases	109.2	124.7

Asset impairment reversal - refer Note 1(r)	(7.1)	(2.7)
Asset Impairments	66.8	227.0
Goodwill impairment	-	6.3
Net loss on sale of receivables	4.3	3.0
Research	37.0	39.7

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 7. SIGNIFICANT ITEMS - INCOME / (EXPENSE)	2006	2005
	$m	$m
Significant items before related income tax expense

Income

Fair value gains on derivatives related to Vision Grande acquisition	32.0	-
Gain arising from associate’s equity issue - Vision Grande (1)	12.5	-
Net profit on disposal of controlled entities to Vision Grande (2)	52.3	-

	96.8	-
Expense

PET business integration and restructure	(10.1)	(51.8)

Flexibles market sector rationalisation	(53.7)	(34.2)

Disposal of Asian corrugated, sacks and closures businesses	(7.2)	-

Closures business restructure and loss on disposal	(18.6)	-

Asset impairments	(66.8)	(238.4)

Onerous leases and curtailment of pension funds	(4.5)	-

	(160.9)	(324.4)

Significant items before related income tax expense	(64.1)	(324.4)

Related income tax (expense)/benefit on significant items (where applicable)

Income tax benefit on PET business integration and restructure	1.5	14.8

Income tax benefit on Flexibles market sector rationalisation	14.8	9.5

Closures business restructure and loss on disposal	3.6	-

Income tax benefit on asset impairments	3.4	34.3

Income tax benefit on onerous leases and curtailment of pension funds	2.0	-
Income tax benefit on significant items	25.3	58.6

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE	(38.8)	(265.8)

Significant Items attributable to:
Members of Amcor Limited	(54.6)	(265.8)
Minority Interest	15.8	-

	(38.8)	(265.8)

Significant items before related income tax expense:
Continuing Operations	(1.0)	(289.1)
Discontinued Operations	(63.1)	(35.3)
	(64.1)	(324.4)
Related income tax (expense)/benefit on significant items:
Continuing Operations	16.0	54.1
Discontinued Operations	9.3	4.5
	25.3	58.6

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE
Continuing Operations	15.0	(235.0)
Discontinued Operations	(53.8)	(30.8)
	(38.8)	(265.8)

\

(1) The amount represents the increase in Amcor’s share of the associate’s net worth, as a result of an equity issue by the associate.

(2) During the year, the Group’s China based tobacco packaging plants were sold to an associate – Vision Grande

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 7. SIGNIFICANT ITEMS - INCOME / (EXPENSE)

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

2006	Restructuring
	Redundancy	Plant Closure	Onerous Lease	Pension Curtailment	Impairment of Assets	Disposal of controlled entities	Other (1)	Total
	$m	$m	$m	$m	$m	$m	$m	$m

PET	(4.0)	(6.1)	(6.0)	1.9	(8.3)	-	-	(22.5)
Flexibles	(3.0)	(47.9)	-	-	(18.2)	-	(2.8)	(71.9)
Closures	(5.4)	-	-	-	(15.5)	(13.1)		(34.0)
Asia	(0.5)	-	-	-	(24.8)	45.5	44.5	64.7
Corporate	-	-	(1.8)	1.4	-	-	-	(0.4)

Total	(12.9)	(54.0)	(7.8)	3.3	(66.8)	32.4	41.7	(64.1)

(1)  Comprises fair value gains on derivatives related to the Vision Grande acquisition ($32 million) and gains arising from Vision Grande’s equity issue ($12.5 million)

2005	Restructuring
	Redundancy	Plant Closure	Onerous Lease	Goodwill Impairment	(1) Impairment of Assets	Total
	$m	$m	$m	$m	$m	$m
PET	(20.7)	(19.1)	(12.0)	(5.6)	(49.9)	(107.3)
Australasia	-	-	-	-	(108.7)	(108.7)
Flexibles	(27.7)	(6.5)	-	-	(23.2)	(57.4)
Asia	-	-	-	(0.7)	(44.2)	(44.9)
Corporate	-	-	-	-	(6.1)	(6.1)

Total	(48.4)	(25.6)	(12.0)	(6.3)	(232.1)	(324.4)

(1)  Comprises $7.3m related to inventory, $1.1m related to other intangibles, $0.4 related to other non current assets and the balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

NOTE 8. REVISION OF ESTIMATES

Revision of Useful Lives of Property, Plant and Equipment

During the year ended 30 June 2006, the useful lives of certain items of plant and equipment were re-assessed. The financial effect of this re-assessment, assuming the assets are held until the end of their estimated useful lives, is to decrease consolidated depreciation expense in the current year and for the next four years, by the following amounts:

$m

2006	10.8
2007	10.8
2008	10.8
2009	10.8
2010	10.8

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 9. INCOME TAX EXPENSE	$m	$m

(a) Income tax expense

Current tax expense	(92.6)	(91.4)

Adjustments relating to current tax expense of prior periods	0.3	8.6

Benefit arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce
current tax expense	12.3	11.1

Total current tax expense	(80.0)	(71.7)

Deferred tax expense relating to the origination and reversal
of temporary differences	(5.8)	(0.9)

Total deferred tax expense	(5.8)	(0.9)

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)

Income tax expense is attributable to:

Profit from continuing operations	(92.3)	(72.4)

Profit from discontinued operations	6.5	(0.2)

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)

Deferred income tax revenue (expense) included in income tax expense comprises:

(Decrease) increase in deferred tax assets (Note 20)	48.6	(33.0)

Decrease (increase) in deferred tax liabilities (Note 31)	(54.4)	32.1

	(5.8)	(0.9)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 9. INCOME TAX EXPENSE continued	$m	$m

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from continuing operations	508.9	350.0

Loss from discontinued operations	(43.9)	(19.0)
Profit before related income tax expense	465.0	331.0

Tax at the Australian tax rate of 30% (2005 - 30%)	(139.5)	(99.3)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Net operating items non-deductible/non-assessable for tax	(10.3)	(21.2)
Goodwill tax adjustments	1.7	(2.1)
Net significant items non-deductible/non-assessable for tax	(10.4)	(30.6)

Capital structures	60.3	57.3
Tax losses, tax credits and temporary differences not recognised for book in prior years now recouped	12.3	11.1

	(85.9)	(84.8)

(Under)/over provision in prior year	11.9	8.6

Foreign tax rate differential	(11.8)	3.6

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)

(c) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity

Net deferred tax - debited/(credited) directly to equity
(Note 20 and 31)	(12.2)	(11.0)

	(12.2)	(11.0)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 9. INCOME TAX EXPENSE continued	$m	$m

(d) Tax losses

Unused tax losses for which no deferred tax asset has been recognised	635.2	658.2

Potential tax benefit at applicable tax rates	211.3	220.0

Unused tax losses have been incurred by entities in foreign jurisdictions

The amount and expiration dates for unbooked tax losses and temporary differences at
30 June 2006 are as follows:
	Gross	Net
	Amount	Amount
Expiration Date	$m	$m

30 June 2007	30.6	10.4
30 June 2008	25.4	8.8
30 June 2009	31.9	10.1
30 June 2010	30.5	9.7
30 June 2011	29.2	10.2
30 June 2012	25.4	8.7
30 June 2013	30.8	10.4
30 June 2014	35.2	11.4
30 June 2015	15.9	5.6
30 June 2016	17.8	6.2
30 June 2017	15.5	5.4
30 June 2018	15.5	5.4
30 June 2019	15.5	5.4
30 June 2020	15.5	5.4
30 June 2021	3.5	1.2
Indefinite life	297.0	97.0

Total	635.2	211.3

(e) Unrecognised temporary differences

A deferred tax liability has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the consolidated entity’s investments in subsidiaries and associates. The deferred tax liability will only arise in the event of disposal of the subsidiary or associate, and no such disposal is expected in the foreseeable future.

Unremitted earnings of Amcor’s international operations are considered to be re-invested indefinitely and relate to the ongoing operations. Upon distribution of any earnings in the form of dividends or otherwise Amcor may be subject to withholding taxes payable to various foreign countries; however such amounts are not considered to be significant. As Amcor controls when the deferred tax liability will be incurred and is satisfied that it will not be incurred in the foreseeable future, the deferred tax liability has not been recognised.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
	$000’s	$000’s
NOTE 10. AUDITORS’ REMUNERATION

Audit services:
KPMG Australian firm:
Audit and review of financial reports	3,062	2,883
Overseas KPMG firms:
Audit and review of financial reports	5,209	6,268
Other regulatory audit services	2,655	2,290
Total remuneration for audit services	10,926	11,441

Other services:
KPMG Australian firm:
Taxation services	400	299
Other assurance services	515	380
Overseas KPMG firms:
Taxation services	728	486
Other assurance services	46	135
Total remuneration for other services	1,689	1,300

TOTAL AUDITORS’ REMUNERATION (1)	12,615	12,741

(1) Audit fees for the consolidated entity for 2006 include amounts associated with the audit of transition to AIFRS of $285,000 (2005: $1,560,000).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 11.  EARNINGS PER SHARE

	2006	2005
Basic earnings per share	cents	cents

From continuing operations attributable to the ordinary equity holders of the company	44.4	24.2
From discontinued operations	(4.5)	(2.2)
Attributable to the ordinary equity holders of the company	39.9	22.0

Diluted earnings per share

From continuing operations attributable to the ordinary equity holders of the company	43.2	24.1
From discontinued operations	(3.8)	(2.2)
Attributable to the ordinary equity holders of the company	39.4	21.9

(a) Reconciliation of earnings used in calculating earnings per share	$m	$m

Basic earnings per share
Profit from continuing operations	416.6	277.6
Profit from continuing operations attributable to minority interests	(26.2)	(13.1)
After tax effect of interest on convertible securities	-	(52.3)
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2

Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating basic earnings per share	351.3	192.7

Diluted earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2
Interest savings on convertible securities	48.1	-

Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	438.5	212.2

Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	399.4	192.7

(b) Weighted average number of shares used as denominator	millions	millions

Weighted average number of ordinary shares for basic EPS	879.7	879.0
Effect of employee options	0.1	0.1
Effect of partly paid shares	0.3	1.1
Effect of convertible securities	134.0	-
Weighted average number of ordinary shares and potential ordinary shares for diluted EPS	1,014.1	880.2

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 11.  EARNINGS PER SHARE continued

(c) Information concerning classification of securities

The following securities have been classified as ordinary shares and included in the calculation of basic earnings per share:

•                  ordinary shares.

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2006:

•                  ordinary shares

•                  partly paid shares

•                  employee options

•                  convertible securities

(d) Details of securities

(i) Partly paid ordinary shares

Partly paid ordinary shares do not carry the right to participate in dividends in proportion to the amount paid relative to the total issue price and have not been recognised in ordinary share equivalents in the determination of basic earnings per share.  Amounts uncalled on partly paid shares and calls in arrears are treated as the equivalent of options to acquire ordinary shares and are included as potential ordinary shares in the determination of diluted earnings per share.

(ii) Options

Options granted to employees under the Amcor Limited employee share/option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.  The options have not been included in the determination of basic earnings per share.  Details relating to the options are set out in Note 48.

(iii) Convertible notes

Convertible notes issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share.  Details relating to the convertible notes are set out in Notes 25 and 30.

NOTE 12.  DISCONTINUED OPERATIONS

(a)          Description of events

On 23 February 2006, a controlled entity announced the disposal of its White Cap Metal Closures business for $333 million with effect from 1 June 2006.

On 23 February 2006, a controlled entity announced the disposal of the Asian Corrugated business for $12.9 million with effect from 28 February 2006.

Financial information related to these discontinued operations for the period to the date of disposal is set out below.  Further information is also provided in Note 4 – segment information.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 12.  DISCONTINUED OPERATIONS continued

	TOTAL DISCONTINUED OPERATIONS	TOTAL DISCONTINUED OPERATIONS
	2006	2005
(b) Financial performance and cash flow information	$m	$m

The financial performance and cash flow information for the period until disposal and the year ended 30 June 2005 is presented below:

Revenue (refer Note 4) (1)	404.9	466.5
Expenses	(429.4)	(485.5)
Loss before related income tax (expense)/benefit	(24.5)	(19.0)
Income tax (expense)/benefit	5.1	(0.2)

Loss after related income tax (expense)/benefit of discontinued operations	(19.4)	(19.2)

Loss on sale before related income tax benefit	(19.4)	-
Income tax benefit	1.4	-
Loss on sale after related income tax benefit	(18.0)	-

LOSS FROM DISCONTINUED OPERATIONS	(37.4)	(19.2)

Net cash from operating activities	18.1	14.8
Net cash from investing activities (2006 includes an inflow of $297.5 from the sale of discontinued operations)	289.7	(21.0)
Net cash from financing activities	(34.2)	13.9
NET INCREASE IN CASH GENERATED	273.6	7.7

(c) Carrying amounts of assets and liabilites

The carrying amounts of assets and liabilities as at the date of disposal and as at 30 June 2005 were:

Intangible assets	189.4	172.3
Deferred tax assets	16.4	5.9
Property, plant and equipment	141.3	180.5
Trade and other receivables	152.3	144.5
Inventories	98.4	87.7
Cash and cash equivalents	11.1	20.5
Other	4.5	89.5
Total assets	613.4	700.9

Retirement benefit obligations	45.4	33.4
Provisions	27.8	19.4
Deferred tax liabilities	10.0	9.7
Interest bearing liabilities	49.8	151.0
Trade and other payables	110.6	87.2
Current tax liabilities	-	3.6
Other	2.0	4.1
Total liabilities	245.6	308.4
Net assets	367.8	392.5

(1) As inter-segment revenue is eliminated for the consolidated results, revenue from discontinued operations shown above is inclusive of revenue from external customers and other revenue only.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 12. DISCONTINUED OPERATIONS continued

	TOTAL DISCONTINUED OPERATIONS	TOTAL DISCONTINUED OPERATIONS
	2006	2005
	$m	$m

(d) Details of the sale of operations

Consideration received or receivable:
Cash and short-term deposits	308.6	-
Present value of deferred sales proceeds	37.3	-
Total disposal consideration	345.9	-
less carrying amounts of net assets disposed of	(367.8)	-
less share of exchange fluctuation reserve	2.5	-
Loss on sale before related income tax benefit	(19.4)	-
Income tax benefit	1.4	-
Loss on sale after related income tax benefit	(18.0)	-

Net cash inflow on disposal
Cash and cash equivalents consideration	308.6	-
less cash and cash equivalents balance disposed of	(11.1)	-
Reported in the cash flow statement	297.5	-

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 13. CURRENT ASSETS - CASH AND CASH EQUIVALENTS	$m	$m

Cash on hand and at bank	81.2	198.8
Short-term deposits	17.3	19.0
Deposits at call	15.4	12.0
TOTAL CASH AND CASH EQUIVALENTS	113.9	229.8

The carrying amount of cash and cash equivalents represents their fair value.  The weighted average interest rate for cash assets is 2.3% (2005: 1.54%).

NOTE 14.  CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

Trade receivables (i)	1,411.5	1,519.4
Less impairment losses	(45.3)	(49.7)
	1,366.2	1,469.7
Amounts owing by controlled entities	-	-
Other receivables (ii)	239.1	137.7
Other loans	22.4	100.4
Prepayments	64.2	116.9
TOTAL CURRENT TRADE AND OTHER RECEIVABLES (iii)	1,691.9	1,824.7

(i)            Impaired trade receivables

The consolidated entity has recognised a loss of $4.0 million (2005: $14.2 million) in respect of impaired trade receivables during the financial year ended 30 June 2006.  The loss has been included in ‘general and administration’ expenses in the income statement.

(ii)        Other receivables

These amounts generally arise from transactions outside the usual operating activities of the consolidated entity.  Interest may be charged at commercial rates where the terms of repayment exceed six months.  Collateral is not normally obtained.

(iii)    Credit risk

Information concerning credit risk of both current and non-current receivables is set out in Note 2.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 15. CURRENT ASSETS - INVENTORIES	2006	2005
	$m	$m
Raw materials and stores at cost	449.6	455.3
Raw materials at net realisable value	46.7	118.9
Work in progress at cost	133.6	86.1
Work in progress at net realisable value	4.9	49.4
Finished goods at cost	650.4	543.5
Finished goods at net realisable value	95.1	186.9
TOTAL INVENTORIES	1,380.3	1,440.1

Write-downs of inventories to net realisable value recognised as an expense during the financial year ended 30 June 2006 amounted to $14.1 million (2005: $24.4 million).  The expense has been included in ‘cost of sales’ expenses in the income statement.  One of the entities of the group has pledged inventory to the value of $1.8 million (2005 $2.6 million) for a working capital loan from a local bank.

NOTE 16. CURRENT ASSETS - OTHER FINANCIAL ASSETS	2006	2005
	$m	$m

Derivative financial instruments - held for trading
Forward exchange contracts	2.5	-
Commodity contracts	0.1	-
Contracts for cash settled employee share plan options (“American” contracts) (Note 18(1); Note 48(c)(v))	2.6	-
	5.2	-
Derivative financial instruments - cash flow hedges
Forward exchange contracts (Note 38(c))	5.2	-
Commodity contracts (Note 38(d))	0.4	-
	5.6	-

TOTAL CURRENT OTHER FINANCIAL ASSETS	10.8	-

NOTE 17. NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	2006	2005
	$m	$m

Share of associates (refer Note 45)	283.1	40.7

TOTAL INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	283.1	40.7

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 18. NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS	$m	$m

Investments in companies listed on stock exchanges - available for sale	4.0	5.7
Investments in companies not listed on stock exchanges - held for trading	0.3	2.0
	4.3	7.7

Derivative financial instruments - held for trading
Contracts for cash settled employee share plan options (“American contracts”) (Note 48(c)(v))	0.5	-

Contracts for cash settled bonus and retention payment plans (“Equity Share Swap contracts”) (Note 48(c)(i) and (ii)) (1)	0.8	-
	1.3	-
Derivative financial instruments - cash flow hedges
Forward exchange contracts (Note 38 (c)) (1)	0.8	-
	2.1	-

Other receivables (2)	12.7	45.1

	12.7	45.1

TOTAL NON-CURRENT OTHER FINANCIAL ASSETS	19.1	52.8

(1) Employee share plan risk management

In relation to the cash settled Employee Share Plan Options, the Employee Bonus Payment Plan and the Senior Executive Retention Payment Plan, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited.  For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30 June 2006:

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 18.  NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS continued

2006 Equity share option
“American” contracts	Expiry date	Contract amounts	Average hedged price $

One year or less	11-Sep-06	50,000	8.28
	24-Mar-07	17,800	7.87
More than one year but not more than five years	01-Jul-07	160,000	7.40
	02-Aug-07	21,500	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	289,250	7.87
	02-Aug-10	348,300	6.84
More than five years	01-Nov-12	457,600	8.20

Equity share swap contracts	Vesting date	Contract amounts	Average hedged price $

Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
	Dec-05	105,800	7.11
One year or less	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	198,400	7.11
More than one year but not more than five years	Jul-07	20,000	7.11
More than five years	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

2005 Equity share option
“American” contracts	Expiry date	Contract amounts	Average hedged price $

One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	01-Jul-07	280,000	7.40
	02-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	02-Aug-10	420,000	6.84
	01-Nov-12	517,000	8.20

Equity share swap contracts	Vesting date	Contract amounts	Average hedged price $

Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 18.  NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS continued

The net fair value of derivative financial instruments held as at reporting date are:

	2006	2005
	$m	$m
Equity share option contracts	0.8	1.5
Equity share swap contracts	3.1	(0.2)

	3.9	1.3

During the year, there was a loss recorded in the income statement of $1.4 million to record the decrease in the fair value of equity share option and swap contracts.

(2) The fair value of non-current loans and other receivables at 30 June 2006 are as follows:

	2006		2005

	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Other receivables	12.7	12.7	45.1	45.1

	12.7	12.7	45.1	45.1

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 19.  NON-CURRENT ASSETS - PROPERTY, PLANT
AND EQUIPMENT

Reconciliations of the carrying amounts for each class of property, plant and equipment

		Land		Plant &	Assets under	Finance
	Land	improvements	Buildings	equipment	construction	leases	TOTAL
	$m	$m	$m	$m	$m	$m	$m
At 1 July 2004
Cost	293.4	31.4	893.6	7,131.6	76.7	150.4	8,577.1
Accumulated depreciation	(0.4)	(4.0)	(137.2)	(3,591.7)	-	(36.2)	(3,769.5)
Net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6

Financial year ended 30 June 2005

Opening net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6
Additions	1.6	0.8	55.4	520.1	-	-	577.9
Disposals	(11.5)	(0.4)	(19.5)	(36.5)	-	(1.3)	(69.2)
Depreciation/amortisation	(0.2)	(1.8)	(30.5)	(400.0)	-	(7.7)	(440.2)
Acquisitions of businesses and controlled entities	-	-	-	0.1	-	-	0.1
Disposal of businesses and
controlled entities	-	-	-	(7.0)	-	(4.2)	(11.2)
Impairment loss recognised	(1.2)	-	(11.6)	(214.2)	-	-	(227.0)
Impairment losses reversed	-	-	-	2.7	-	-	2.7
Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(148.1)	(1.6)	(11.0)	(213.9)
Other transfers	-	-	-	44.3	(41.6)	(2.7)	-

Closing net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8

At 30 June 2005
Cost	270.6	30.6	882.4	7,092.7	33.5	126.6	8,436.3
Accumulated depreciation	(1.8)	(4.9)	(172.2)	(3,791.4)	-	(39.3)	(4,009.5)
Net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8

Financial year ended 30 June 2006

Opening net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8
Additions	0.9	1.6	40.6	409.5	9.3	0.6	462.5
Disposals	(5.7)	(0.6)	(17.2)	(5.1)	-	(0.7)	(29.3)
Depreciation/amortisation	-	(0.9)	(40.2)	(401.5)	-	(9.5)	(452.1)
Acquisitions of businesses and
controlled entities	-	-	-	0.6	-	-	0.6
Disposal of businesses and
controlled entities	(4.4)	(0.1)	(33.4)	(149.6)	-	-	(187.5)
Impairment loss recognised	-	-	-	(66.8)	-	-	(66.8)
Impairment losses reversed	-	-	-	7.1	-	-	7.1
Foreign exchange fluctuations on translation of overseas controlled entities	6.8	0.5	24.9	98.3	1.3	3.7	135.5
Transfers to assets held for sale	-	-	-	-	-	-	-
Transfers from assets held for sale	-	-	-	-	-	-	-
Other transfers	(6.1)	-	15.4	23.4	(31.1)	(1.6)	-

Closing net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8

At 30 June 2006
Cost	260.4	32.7	882.6	7,177.8	13.0	130.6	8,497.1
Accumulated depreciation	(0.1)	(6.5)	(182.3)	(3,960.6)	-	(50.8)	(4,200.3)
Net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 19.  NON-CURRENT ASSETS — PROPERTY, PLANT AND EQUIPMENT
continued

(a) Non-current assets pledged as security

Refer to Notes 24 and 29 for information on non-current assets pledged as security by the consolidated entity.

(b) Non-current asset impairments

During the year ended 30 June 2006, the consolidated entity recorded impairments of property, plant and equipment totalling $66.8 million in the following segments:

•      Amcor Flexibles recorded the impairment of the White Cap Metal Closures business of $15.5 million.  The recoverable amount of these plants was determined using the fair value less costs to sell method which was based on a Profit before interest, tax, depreciation and amortisation (PBITDA) multiple of six times.  White Cap Metal Closures business was disposed of in the current year.  Refer Note 12.

•      Amcor Flexibles also recorded an impairment of a UK based plant in the Processed Foods CGU of $16.4 million due to poor performance.  The recoverable amount of this CGU was determined using value in use calculations which used a post tax discount rate of 5.58% and tax effected the sum of the resulting discounted cash flows.

•      Amcor Asia recorded a further $22.6 million impairment of the corrugated business due to continued poor performance.  The recoverable amount of these plants was determined using value in use calculations which used a discount rate of 8.9%.  The Asian corrugated business was disposed of in the current year.  Refer Note 12.

•      Amcor PET recorded an impairment of $8.3 million relating to the closure of plants in PET Mexico and Poland.  The recoverable amount of these plants was determined using fair value less costs to sell of the particular assets available for sale.

•      Other asset impairments of $4 million were also recorded in the current year.

During the year ended 30 June 2005, the consolidated entity recorded impairments of property, plant and equipment totalling $232.1 million in the following segments:

1.               Amcor PET recorded an impairment of $49.9 million of plant and equipment relating to the decision to close three small Canadian plants, in Vancouver, Calgary and Montreal.  The recoverable amount of these plants was determined using value in use calculations which used a discount rate of 9%.

2.               Amcor Australasia recorded an impairment of $108.7 million which included the plant and equipment relating to the reduction in the expected useful lives of the Botany and Fairfield paper mills.     The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 15%.

3.               Amcor Flexibles recorded an impairment of $23.2 million of plant and equipment relating to three plants in the Processed Foods CGU.  The impairment was a result of ongoing difficult operating conditions in some market segments and geographic regions.  The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 8.5%.

4.               Amcor Asia recorded an impairment of $44.2 million of plant and equipment relating to the corrugated assets.  The impairment was the result of excess capacity and the inability to pass on linerboard raw material cost increases.  The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 8.9%.

5.               Amcor Corporate recorded an impairment of $6.1 million of plant and equipment relating to its US tube plant.  The recoverable amount of these assets was determined using fair value less costs to sell.

(c) Non-current asset impairment reversals

During the year ended 30 June 2006, the consolidated entity recorded impairment reversals of $7.1 million relating to the plant and equipment at the Botany paper mill due to a re-assessment of estimates used in the value in use calculation.  The discount rate of 15% used in 2005 was not changed.  The impairment reversal is shown in the general and administration expenses in the income statement.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 20.  NON-CURRENT ASSETS - DEFERRED TAX
ASSETS

	2006	2005
	$m	$m

The balance comprises temporary differences attributable to:

Amounts recognised in income statement
Impairment of trade receivables	7.9	5.9
Employee benefits	40.2	44.5
Valuation of inventories	17.8	12.2
Other provisions	46.2	35.9
Financial instruments at fair value	(4.3)	-
Tax losses	78.6	52.9
Accruals / other	146.6	138.8
	333.0	290.2
Amounts recognised directly in equity
Cash flow hedges	20.4	-
Employee benefits	59.5	74.9
Exchange fluctuation reserve	19.6	(6.4)
Other	(2.0)	-
	97.5	68.5

Set-off of deferred tax liabilities throughout the group pursuant to set-off provisions (Note 31)	(39.8)	(8.8)
Net deferred tax assets	390.7	349.9

Movements:

Balance at beginning of financial year	349.9	401.3
Change on adoption of AASB 132 and AASB 139 (Note 1(z))	22.0	-
Credited/(charged) to the income statement (Note 9)	48.6	(33.0)
Credited/(charged) to equity	8.8	11.0
Disposal of businesses and controlled entities (Note 12)	(16.4)	-
Foreign exchange fluctuations on translation of overseas controlled entities	14.1	(20.6)
Other movements	(36.3)	(8.8)
Balance at end of financial year	390.7	349.9

Deferred tax assets to be recovered after more than 12 months	390.7	349.9
	390.7	349.9

The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 21.  NON-CURRENT ASSETS — INTANGIBLE ASSETS

	Internal development costs	Internally developed software costs	External software costs	Goodwill	Other External	Total
	$m	$m	$m	$m	$m	$m
As at 1 July 2004
Cost	-	31.5	67.5	2,038.4	79.7	2,217.1
Accumulated amortisation and impairment	-	(6.2)	(27.7)	(1.0)	(35.6)	(70.5)

Net book amount	-	25.3	39.8	2,037.4	44.1	2,146.6

Financial year ended 30 June 2005

Opening net book amount	-	25.3	39.8	2,037.4	44.1	2,146.6
Additions	10.5	18.2	26.4	9.1	0.5	64.7
Disposals	-	-	-	-	(3.0)	(3.0)
Acquisition of businesses and controlled entities	-	-	-	5.0	-	5.0
Subsequent recognition of acquired tax losses	-	-	-	(10.5)	0.1	(10.4)
Fluctuations on translation of foreign controlled entities	(0.5)	(0.3)	(1.6)	(175.5)	(1.4)	(179.3)
Impairment losses recognised	-	-	-	(6.3)	(1.7)	(8.0)
Amortisation charge	(2.2)	(0.3)	(15.0)	-	(0.1)	(17.6)
Other transfers	-	-	6.8	-	(6.8)	-

Closing net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
As at 30 June 2005
Cost	9.9	49.4	107.8	1,877.0	57.4	2,101.5
Accumulated amortisation and impairment	(2.1)	(6.5)	(51.4)	(17.8)	(25.7)	(103.5)

Net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0

Financial year ended 30 June 2006

Opening net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
Additions	0.5	16.2	9.4	6.1	-	32.2
Disposals	-	-	(1.2)	-	0.2	(1.0)
Disposal of businesses and controlled entities	-	-	(2.5)	(190.0)	-	(192.5)
Subsequent recognition of acquired tax losses	-	-	-	(10.1)	-	(10.1)
Fluctuations on translation of foreign controlled entities	0.6	0.5	1.9	78.4	0.7	82.1
Impairment losses recognised	-	-	-	-	1.1	1.1
Amortisation charge	(1.4)	(3.8)	(16.3)	-	0.1	(21.4)
Other transfers	-	-	22.5	-	(22.5)	-

Closing net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4

As at 30 June 2006
Cost	11.3	69.9	139.9	1,769.9	25.2	2,016.2
Accumulated amortisation and impairment	(3.8)	(14.1)	(69.7)	(26.3)	(13.9)	(127.8)

Net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4

Changes in the carrying amount of Goodwill for the year ended June 30, 2006 are as follows:

	Amcor PET	Amcor Australasia	Amcor Flexibles	Amcor Sunclipse	Amcor Asia	Other	Discontinued Operations	TOTAL

Balance as of 30 June 2004	1,206.2	114.1	393.2	131.6	13.4	(7.9)	185.8	2,037.4

Goodwill acquired	9.0	0.2	-	4.9	-	-	-	14.1
Disposal of businesses and controlled entities	-	-	-	-	-	-	-	-
Goodwill impairment	(5.6)	-	-	-	-	-	(0.7)	(6.3)
Subsequent recognition of acquired tax losses	-	-	-	-	-	(10.5)	-	(10.5)
Fluctuations on translation of foreign controlled entities	(108.1)	0.2	(37.0)	(12.6)	(0.5)	-	(17.5)	(176.5)

Balance as of 30 June 2005	1,103.4	114.5	354.0	122.6	10.5	(15.1)	169.2	1,869.2

Goodwill acquired	(3.0)	-	(1.1)	-	(0.7)	7.6	3.5	6.1
Disposal of businesses and controlled entities	-	-	-	-	(8.1)	-	(183.9)	(190.0)
Subsequent recognition of acquired tax losses	0.1	-	-	-	-	(10.2)	-	(10.1)
Fluctuations on translation of foreign controlled entities	38.0	(3.3)	29.0	4.0	0.1	(0.4)	11.2	78.4

Balance as of 30 June 2006	1,136.5	111.0	381.9	126.6	3.8	(18.2)	-	1,743.6

The consolidated entity external software costs includes $7.1 million (2005: $4.8 million) for SAP licences.  These are perpetual licences currently held as indefinite life intangible assets on behalf of the consolidated group.  Within the next two years, as SAP software is progressively implemented across the Business Groups, these licences will be transferred to entities within the consolidated group and at that time they will be in use and amortised according to Group Accounting Policy refer Note 1 (s) (ii).

There are no other indefinite life intangible assets for the consolidated group.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 21.  NON-CURRENT ASSETS — INTANGIBLE ASSETS continued

(a) Impairment tests for goodwill

Goodwill acquired in a business combination is allocated to groups of cash-generating units (CGUs) according to the level at which management monitors goodwill.

A CGU summary of the goodwill allocation is presented below:	2006	2005
	$m	$m

PET
North America	663.6	646.6
Europe/Asia	248.1	240.2
Latin America	226.8	216.6
Australasia
Flexibles packaging division	42.2	43.0
Fibre packaging division	51.7	52.2
Beverage can group	15.0	16.8
Other	2.1	2.5
Flexibles
Healthcare	192.2	191.7
Food	175.1	148.7
Rentsch	14.6	13.6
Closures	-	169.2
Sunclipse
North America Distribution	89.3	87.8
North America Corrugator	10.8	9.4
North America Multi Purpose Packaging	26.4	25.4
Other (including utilisation of acquired tax losses)	(14.3)	(4.5)
	1,743.6	1,859.2

The goodwill amounts allocated above are tested annually or semi-annually if there are indicators of impairment, by comparison with the recoverable amount of each CGU’s assets.  Recoverable amounts for CGUs are based on value in use, which is calculated from cash flow projections for ten years using data from the Group’s latest internal forecasts.  The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins.  Management estimates discount rates for each CGU using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the countries in which the CGUs operate for which the future cash flow estimates have not been adjusted.  Changes in selling prices and direct costs are based on past experience and management’s expectation of future changes in the markets in which the consolidated entity operates.

The forecasts are extrapolated beyond four years based on growth rates representing a maximum of 7% in specific high growth sectors to negative 24% in particular low growth sectors.  Generally the average growth rates applied were conservative at between 2% positive and 2% negative.

The pre-tax discount rates used to calculate value in use range from 7% to 16%.  These discount rates are derived from the Group’s post-tax weighted average cost of capital, as adjusted for the specific risks relating to each geographical region.

In June 2006, impairment reviews were performed by comparing the carrying value of assets and goodwill with the recoverable amount of the CGUs to which goodwill has been allocated.  Management determined that there has been no impairment.

(b) Impairment charge and reversals

Prior to the half year ended 31 December 2005, indicators of impairment were identified in the White Cap Metal Closures business in Europe and Asia and the Corrugated business in Asia.  An assessment was carried out on each business using the value in use methodology and the carrying amounts of the businesses were reduced to their recoverable amounts through recognition of impairment losses against goodwill of $15.5 million and $22.6 million respectively. These impairments have been disclosed as part of the loss from discontinued operations in the income statement.  On 1 June 2006, the White Cap Closures business was sold and, on 28 February, the Asia Corrugated business was sold (refer to Note 12 for more details).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 21.  NON-CURRENT ASSETS — INTANGIBLE ASSETS continued

(c) Estimated future amortisation charge on other intangibles

Financial year ending:	$m
30 June 2007	22.7
30 June 2008	21.4
30 June 2009	13.9
30 June 2010	10.7
30 June 2011	8.5

NOTE 22. NON-CURRENT ASSETS - OTHER	2006	2005
	$m	$m

Supply contract deposits	36.2	34.1
Other non-current financial assets (1)	-	10.4
Other non-current assets	44.3	51.8

TOTAL OTHER NON-CURRENT ASSETS	80.5	96.3

(1)          The statements of recognised income and expense as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005.  Refer Note 1(a).

	2006	2005
	$m	$m

NOTE 23. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES
Trade creditors	1,544.0	1,493.6
Deferred grant income	1.8	1.0
Other creditors and accruals	530.8	501.4

TOTAL TRADE AND OTHER PAYABLES	2,076.6	1,996.0

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	Footnote	2006	2005
		$m	$m

NOTE 24. CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

Secured borrowings:
Bank overdrafts	(1), (2)	-	0.4
Bank loans	(3)	5.9	3.1
Other loans	(2)	-	157.8
Lease liabilities (refer Note 41)	(7)	6.9	2.2
Total secured current interest bearing liabilities		12.8	163.5
Unsecured borrowings:
Bank overdrafts	(1)	48.9	15.6
Commercial paper	(4)	211.0	307.7
Bank loans	(5), (6)	405.5	389.3
Other loans	(6)	12.2	11.1
Amounts owing to controlled entities		-	-

Total unsecured current interest bearing liabilities
		677.6	723.7
TOTAL CURRENT INTEREST BEARING LIABILITIES		690.4	887.2

Details of the interest rate risk and fair value of interest bearing liabilities for the consolidated entity are set out in Note 38(b) and 38(e) and details of non-current interest bearing liabilities are set out in Note 29.

(1)                      The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $109.8 million (2005: $92.8 million).  As at 30 June 2006, the unused portions of the facilities were $60.9 million (2005: $76.8 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)       These bank overdrafts and other loans are secured by a charge over assets of certain controlled entities.

(3)                      Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $6.6 million (2005: $11.2 million).  The carrying value of the pledged property is $19.8 million (2005: $11.2 million).

(4)                      Borrowings in commercial paper markets include:

Promissory Note Facility

This is an uncommitted promissory note facility of $600 million.  This facility continues indefinitely until terminated by giving written notice to the dealer panel.

As at 30 June 2006, there were $89.7 million in promissory notes outstanding with an average maturity of 32 days (2005: $149 million).

Euro-Commercial Paper Program

A US$200 million non-underwritten facility under which commercial paper can be issued into the Asian and European capital markets.  As at 30 June 2006, there were nil Euro notes outstanding (2005: nil).

US Commercial Paper Program

This is an uncommitted commercial paper program of US$400 million (2005: US$200 million). As at 30 June 2006, A$121.3 million of commercial paper was outstanding with an average maturity of 39 days (2005: A$158.7 million).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 24.  CURRENT LIABILITIES — INTEREST BEARING LIABILITIES continued

(5)       Various bank borrowings including:

Amcor Limited - $300 million multi-currency facility maturing in December 2006.  $300 million (2005: $ Nil) drawn under this facility bears interest at BBSY or LIBOR plus an applicable credit margin. Amcor Limited - $25.0 million (2005: $45.5 million) drawn under uncommitted at call facilities. Amounts borrowed under these facilities bear interest at the overnight cash rate plus an applicable margin.

(6)                      Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

(7)       Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

NOTE 25. CURRENT LIABILITIES - SUBORDINATED CONVERTIBLE SECURITIES	Footnote	2006	2005
		$m	$m

1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(p)	(1)	246.0	-
PACRS2 - refer Note 1(p)	(2)	218.2	-

TOTAL SUBORDINATED
CONVERTIBLE SECURITIES	(3)	464.2	-

(1)   Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Receipts, representing four ordinary shares of the company, at a rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted. The actual conversion rate will depend on the average closing sales price for the American Depository shares on NASDAQ for the five trading days prior to the conversion date.  The notes were convertible from 19 November 1996 and may be converted prior to 18 November 2006.

These notes have no maturity dates, are only redeemable after 18 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other creditors of the company other than subordinated creditors. Amcor has announced its intention to redeem.

Interest on these notes is payable semi-annually.

During the year ended 30 June 2006, 959,699 notes were converted to 10,016,192 ordinary shares (2005: 1,000)

As at 30 June 2006, 3,631,543 notes remain outstanding (2005: 4,591,242).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 25.  CURRENT LIABILITIES - SUBORDINATED CONVERTIBLE SECURITIES continued

(2)          PACRS are Perpetual Amcor Convertible Reset Securities of which there were two tranches as follows:

	2006		2005
	No,		No,
	'000	$m	'000	$m

Current and non-current - Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS1	-	-	4,000.0	389.2

PACRS2	2,099.0	218.2	2,099.0	207.4

Balance at end of financial year	2,099.0	218.2	6,099.0	596.6

PACRS1 were fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes.  Non-cumulative interest was paid semi-annually on PACRS1 at a coupon rate of 8.5733% per annum, fixed until the first reset date on 30 April 2006.

On 25 January 2006, Amcor announced that PACRS1 would be converted to equity on 30 April 2006.  Prior to the conversion, Amcor offered to repurchase the PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares.

The offer price for the repurchase of PACRS1 notes was $105.2632 per note with settlement of the repurchase occurring on 28 April 2006.  Holders accepting the repurchase offer received the full amount of interest for the final interest period up to the conversion date of 30 April 2006.  The offer price, together with the final interest payment of $4.2514 per note, reflected the full value of the conversion terms.

Acceptances were received in relation to 3,434,736 PACRS1 notes. The remaining 565,264 PACRS1 notes were converted into 8,187,171 ordinary shares in Amcor Limited.

Also on 25 January 2006, Amcor announced its intention to commence an on-market share buy back program to acquire shares equivalent to the number arising on conversion of the PACRS1 remaining after the repurchase program.  Refer Note 33(a) for details of the share buy back.

PACRS2 are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes.  Non-cumulative interest is paid semi-annually on PACRS2 at a coupon rate of 8.57% per annum fixed until the first reset date on 30 April 2007.

On reset dates, holders of PACRS2 may convert some or all outstanding PACRS2 into ordinary shares calculated with reference to the conversion discount.  The issuer may convert some or all of the outstanding PACRS2 on or before a reset date by giving at least 30 ASX business days notice at any time in the six months before reset date.  Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

(3) Adequate committed facilities exist to refinance the PRIDES and PACRS 2, if required (refer Note 29).

NOTE 26. CURRENT LIABILITIES - OTHER FINANCIAL LIABILITIES	2006	2005
	$m	$m
Derivative financial instruments - held for trading
Forward exchange contracts (Note 38(c))	0.3	-
	0.3	-

Derivative financial instruments - cash flow hedges
Forward exchange contracts (Note 38(c))	1.2	-
Commodity contracts (Note 38(d))	1.7	-
	2.9	-
	3.2	-

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES -
PROVISIONS

	Note	2006	2005
		$m	$m

Current
Dividends/distributions	(i)	-	8.7
Employee entitlements & directors' retirement allowances		135.5	137.8
Insurance and other claims	(ii)	58.0	53.3
Onerous contracts	(iii)	23.2	17.4
Decommissioning costs	(iv)	0.4	1.4

Amcor Flexibles restructuring	(v)	45.5	19.4
Amcor PET/Amcor Closures restructuring	(vi)	8.7	11.0
Other business groups restructuring	(vii)	18.7	40.0
Total restructuring provisions		72.9	70.4

Other current provisions		-	0.3

Total Current Provisions		290.0	289.3

Non-current
Employee entitlements & directors' retirement allowances		21.5	27.1
Insurance and other claims	(ii)	21.5	13.7
Onerous contracts	(iii)	4.5	5.0
Decommissioning costs	(iv)	51.7	50.9

Amcor Flexibles restructuring	(v)	0.9	0.2
Amcor PET/Amcor Closures restructuring	(vi)	0.2	1.6
Other business groups restructuring	(vii)	-	1.4
Total restructuring provisions		1.1	3.2

Other Non-Current Provisions		0.3	-

Total Non-Current Provisions		100.6	99.9

TOTAL PROVISIONS		390.6	389.2

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:

(i) Dividends/distributions

Carrying amount at beginning of financial year		8.7	8.8
Provisions made during the year:
Final dividend 2005		149.3	140.6
Interim dividend 2006		149.5	149.6
PACRS distribution		-	23.6
Payments made during the year		(298.8)	(313.9)
Reclassification of PACRS to interest bearing liabilities		(8.7)	-

Carrying amount at end of financial year		-	8.7

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES -
PROVISIONS continued

	2006	2005
	$m	$m
(ii) Insurance and other claims

Current
Carrying amount at beginning of financial year	53.3	67.7
Provisions made during the year	11.1	32.1
Payments made during the year	(5.8)	(41.5)
Disposal of businesses and controlled entities	(0.2)	-
Provisions released during the year	(1.3)	(2.9)
Foreign exchange fluctuations on translation of overseas controlled entities	0.9	(2.1)

Carrying amount at end of financial year	58.0	53.3

Non-current
Carrying amount at beginning of year	13.7	3.2
Provisions made during the year	23.7	11.0
Payments made during the year	(14.0)	-
Disposal of businesses and controlled entities	(3.7)	-
Unwinding of discount	0.7	-
Provisions released during the year	-	(0.2)
Foreign exchange fluctuations on translation of overseas controlled entities	1.1	(0.3)

Carrying amount at end of financial year	21.5	13.7

Insurance and other claims provisions include provisions for workers’ compensation, insurance and other claims and are made for claims received and claims expected to be received in relation to incidents occurring prior to 30 June 2006, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

	2006	2005
	$m	$m
(iii) Onerous Contracts

Current
Carrying amount at beginning of financial year	17.4	9.5
Provisions made during the year	25.7	12.8
Payments made during the year	(22.6)	(4.1)
Net transfers in	0.8	2.8
Disposal of businesses and controlled entities	-	(3.0)
Provisions released during the year	(0.1)	(0.1)
Foreign exchange fluctuations on translation of overseas controlled entities	2.0	(0.5)

Carrying amount at end of financial year	23.2	17.4

Non-current
Carrying amount at beginning of financial year	5.0	7.8
Provisions made during the year	1.5	-
Payments made during the year	(1.3)	-
Net transfers out	(0.8)	(2.8)
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	-

Carrying amount at end of financial year	4.5	5.0

Onerous contract provisions relate to rental of land and buildings by Amcor Flexibles and PET business groups which are not able to be fully used or sublet by Amcor.  The provision reflects only the onerous element of these commitments.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES -
PROVISIONS continued

	2006	2005
	$m	$m

(iv) Decommissioning Costs

Current
Carrying amount at beginning of financial year	1.4	1.4
Provisions released during the year	(1.0)	-

Carrying amount at end of financial year	0.4	1.4

Non-Current
Carrying amount at beginning of financial year	50.9	51.1
Provisions made during the year	5.6	2.1
Payments made during the year	(0.3)	(0.2)
Disposal of businesses and controlled entities	(5.3)	-
Unwinding of discount	1.4	0.9
Provisions released during the year	(2.4)	-
Foreign exchange fluctuations on translation of overseas controlled entities	1.8	(3.0)

Carrying amount at end of financial year	51.7	50.9

Provisions for decommissioning relate to either make-good provisions included in lease agreements or decommissioning costs associated with environmental risks for which the consolidated entity has a legal or constructive obligation.

Where lease agreements include requirements to return the property to its original condition the consolidated entity has made a provision based on an estimate of these costs.

On a number of sites, there are areas of contamination caused by past practice, many of which relate to operations prior to Amcor’s ownership.  The provision includes costs associated with the clean-up of sites it owns, or contamination that it caused, to enable on-going use of the land as an industrial property.

In addition, the consolidated entity recognises the environmental risks associated with underground storage tanks.  The provision includes costs associated with the decommissioning, removal or repair of any tanks which may fail integrity tests.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES - PROVISIONS continued	2006	2005
	$m	$m
(v) Amcor Flexibles Restructuring

Current
Carrying amount at beginning of financial year	19.4	54.5
Provisions made during the year	37.3	6.5
Payments made during the year	(13.7)	(39.0)
Net transfers in	-	0.6

Foreign exchange fluctuations on translation of overseas controlled entities	2.5	(3.2)

Carrying amount at end of financial year	45.5	19.4

Non-Current
Carrying amount at beginning of financial year	0.2	0.5
Provisions made during the year	0.8	1.5
Payments made during the year	(0.1)	(1.2)
Net transfers out	-	(0.6)

Carrying amount at end of financial year	0.9	0.2

(vi) Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of financial year	11.0	8.8
Provisions made during the year	34.2	24.5
Payments made during the year	(31.9)	(21.5)
Net transfers in	-	0.2
Disposal of businesses and controlled entities	(5.3)	-
Foreign exchange fluctuations on translation of overseas controlled entities	0.7	(1.0)

Carrying amount at end of financial year	8.7	11.0

Non-Current
Carrying amount at beginning of financial year	1.6	0.3
Provisions made during the year	-	1.5
Payments made during the year	(1.5)	(0.2)
Net transfers out	-	(0.2)
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	0.2

Carrying amount at end of financial year	0.2	1.6

The Amcor Flexibles restructuring provisions include the costs relating to the closure of Hochheim, Colodense and Envi plants.   The Amcor PET/Amcor Closure restructuring provisions include the costs of closing the Vancouver, Calgary and Dorval facilities. The consolidated entity has provided for redundancies, other employee costs and site clearance costs.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES - PROVISIONS continued	2006	2005
	$m	$m
(vii) Other Business Groups Restructuring

Current
Carrying amount at beginning of financial year	40.0	25.5
Provisions made during the year	9.9	35.8
Payments made during the year	(32.5)	(18.7)
Net transfers out	-	(1.4)
Provisions released during the year	(0.3)	(0.8)
Foreign exchange fluctuations on translation of overseas controlled entities	1.6	(0.4)

Carrying amount at end of financial year	18.7	40.0

Non-Current
Carrying amount at beginning of financial year	1.4	-
Provisions made during the year	0.1	0.1
Payments made during the year	(1.6)	-
Net transfers in	-	1.4
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	(0.1)

Carrying amount at end of financial year	-	1.4

NOTE 28. NON-CURRENT LIABILITIES - TRADE AND OTHER PAYABLES	2006	2005
	$m	$m

Deferred Grant Income	26.5	26.8
Other unsecured creditors	4.6	4.8

TOTAL NON-CURRENT TRADE AND OTHER PAYABLES	31.1	31.6

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 29. NON-CURRENT LIABILITIES - INTEREST BEARING LIABILITIES		2006	2005
	Footnote	$m	$m

Secured borrowings:
Other loans	(1)	165.2	177.5
Lease liabilities (refer Note 41)	(6)	57.8	76.2

Total secured non-current interest bearing liabilities		223.0	253.7

Unsecured borrowings:
Bank loans	(2)	586.7	445.7
US$Notes	(3)	675.1	655.8
Eurobond	(4)	595.5	554.5
Other loans	(5)	4.6	7.6

Total unsecured non-current interest bearing liabilities		1,861.9	1,663.6

TOTAL NON-CURRENT
INTEREST-BEARING LIABILITIES		2,084.9	1,917.3

Reconciliation of consolidated net debt	2006	2005
	$m	$m
• Current - refer Note 24	690.4	887.2
• Current subordinated convertible securities- refer Note 25	464.2	-
• Non-current - refer above	2,084.9	1,917.3
• Non-current subordinated convertible securities- refer Note 30	-	301.1

Total interest bearing liabilities	3,239.5	3,105.6
• Cash and cash equivalents - refer Note 13	(113.9)	(229.8)

Net debt	3,125.6	2,875.8

Details of the interest rate risk and fair value of interest bearing liabilities for the consolidated entity are set out in Note 38(b) and 38(e).

(1)                                  Comprises loans secured over property, plant and equipment in Australian and overseas controlled entities to the extent of $177.4 million (2005: $182.2 million).  The carrying value of the pledged property is $180.1 million (2005: $190.1 million).

(2)                                  Principally relates to bank borrowings in:

•      Amcor Finance (New Zealand) Limited – A$47.0 million (2005: A$63.4 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2008.  This facility bears interest at the bank bill rate plus an applicable credit margin.

•      Amcor Limited/Amcor UK Finance Limited/Amcor Finance (USA) Inc. - A$534.2 million (2005: A$315.5 million) drawn under a US$1,250 million (2005: US$1,000 million) global syndicated multi-currency facility term-tranche of US$750 million (2005: US$650 million) maturing June 2011.  Drawings are in various currencies and bear interest at the applicable BBSY or LIBOR rate plus a credit margin.

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

(6)           Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured, as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 29. NON-CURRENT LIABILITIES - INTEREST BEARING LIABILITIES continued	2006	2005
	$m	$m

Financing arrangements

Unrestricted access was available at balance date to the following credit:

Credit standby arrangements

Total facilities
Bank overdrafts	109.8	92.8
Unsecured bill acceptance facility	677.4	459.1
	787.2	551.9
Used at balance date
Bank overdrafts	48.9	16.0
Unsecured bill acceptance facility	211.0	307.7
	259.9	323.7
Unused at balance date
Bank overdrafts	60.9	76.8
Unsecured bill acceptance facility	466.4	151.4
	527.3	228.2

Loan facilities
Total facilities	3,354.6	2,899.3
Used at balance date	2,515.4	2,480.8
Unused at balance date	839.2	418.5

Amounts drawn under the major committed facilities incur a margin over the applicable LIBOR or bank bill rate, based on the Amcor Limited credit rating which at June 30, 2006 was BBB. Commitment fees are charged on either the full or undrawn portion of each facility. The uncommitted facilities incur a margin of between three to fifteen basis points over the applicable LIBOR or bank bill rate, depending on size, tenor and demand. Members of each dealer panel are paid an incentive and paying agent fee on each settled promissory or commercial paper issue. Bank facilities contain standard events of default, representations and warranties and other undertakings including negative pledge conditions.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 30. NON-CURRENT LIABILITIES - SUBORDINATED CONVERTIBLE SECURITIES	2006	2005

	$m	$m

1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 25(1)	-	301.1

	-	301.1

NOTE 31. NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES	2006	2005

	$m	$m

The balance comprises temporary differences attributable to:

Amounts recognised in income statement
Valuation of inventories	0.6	-
Financial instruments at fair value	1.6	-
Depreciation	470.8	403.4
Other	105.0	116.3
	578.0	519.7

Amounts recognised directly in equity
Cash flow hedges	(0.4)	-
Employee benefits	0.1	-
Exchange fluctuation reserve	3.3	6.4
	3.0	6.4

Set-off of deferred tax liabilities pursuant to set-off provisions (Note 20)	(39.8)	(8.8)

Net deferred tax liabilities	541.2	517.3

Movements

Balance at beginning of financial year	517.3	585.2
Change on adoption of AASB 132 and AASB 139 (Note 1(z))	(1.0)	-
Charged/(credited) to the income statement (Note 9)	54.4	(32.1)
Charged/(credited) directly to equity	(3.4)	-
Disposal of businesses and controlled entities (Note 12)	(10.0)	-
Foreign exchange fluctuations on translation of overseas controlled entities	15.0	(27.0)
Other movements	(31.1)	(8.8)
Balance at end of financial year	541.2	517.3

Deferred tax liabilities to be settled after more than 12 months	541.2	517.3
Deferred tax liabilities to be settled within 12 months	-	-
	541.2	517.3

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS

(a) Description of plans

The consolidated entity participates in a number of pension plans which were established to provide benefits for employees and their dependants.  The funds cover company sponsored plans, industry/union plans, and government plans.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement.  These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates.  In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of defined contribution funds, the amounts set out in the appropriate fund rules.

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

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements internationally.  On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency.  Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.  This note sets out the consolidated entity’s position and funding policy in relation to its defined benefit arrangements.

The consolidated entity has no legal obligation to settle unfunded defined benefit obligation with an immediate contribution or additional one-off contributions. The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable.  The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisors.  The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all consolidated entity defined benefit funds to meet retirement expectations and relevant regulatory requirements. The consolidated entity’s current intention is based on these assumptions.  The consolidated entity reserves the right to increase reduce or suspend its contributions to the funds as it sees fit.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32. NON-CURRENT LIABILITIES - RETIREMENT BENEFIT OBLIGATIONS continued	2006	2005
	$m	$m

(b) Defined benefit pension plans

(i) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

Present value of the funded defined benefit obligation	1,034.6	885.4
Fair value of defined benefit plan assets	(848.8)	(624.9)
	185.8	260.5
Present value of the unfunded defined benefit obligation	27.3	67.2

Net liability before adjustment for contributions tax	213.1	327.7
Amounts not recognised as an asset	0.7	-
Net liability in the balance sheet	213.8	327.7

Net liability in the balance sheet comprises:
Retirement benefit asset	(2.9)	(0.6)
Retirement benefit obligation	216.7	328.3
Total net liability - Defined benefit pension plans	213.8	327.7

Total liability - Defined benefit pension plans	216.7	328.3

Total liability - Defined benefit non- pension plans - refer Note 32 (c) (i)	29.9	30.6

Total Retirement benefit obligations in the balance sheet	246.6	358.9

(ii) Allocation of plan assets

Proportion of the fair value of total plan assets:	%	%

Equity securities	54.0	56.0
Debt securities	34.0	35.0
Real estate	4.0	2.0
Other assets	8.0	7.0

Total	100.0	100.0

	Domestic	Foreign
Weighted average of fair value of assets by class:	%	%

Equity securities	69.0	47.0
Debt securities	21.0	40.0
Real estate	-	6.0
Other assets	10.0	7.0

Total	100.0	100.0

The defined benefit plan assets of the parent entity may include Amcor securitites at various times throughout the year. At 30 June 2006, the plan did not hold any Amcor securities (2005 : Nil).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32. NON-CURRENT LIABILITIES - RETIREMENT BENEFIT OBLIGATIONS continued	2006	2005
	$m	$m

(iii) Reconciliations

Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	952.6	898.0
Current service cost	49.1	46.7
Interest cost	43.8	43.6
Actuarial gains and losses	17.0	80.8
Employee contributions	13.2	12.8
Benefits paid	(54.4)	(26.5)
Past service cost	1.0	0.3
Disposal of businesses and controlled entities	(44.9)	-
Curtailments	(1.4)	(0.3)
Settlement	(0.1)	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)
Plan converted from defined contribution to defined benefit	57.5	-
Foreign exchange fluctuations on translation of overseas controlled entities	38.5	(57.6)
Balance at end of financial year	1,061.9	952.6

Funded defined benefit obligation	1,034.6	885.4
Unfunded defined benefit obligation	27.3	67.2
Balance at end of financial year	1,061.9	952.6

Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	624.9	600.2
Expected return on plan assets	42.7	36.7
Actuarial gains and losses	36.9	38.4
Contributions by Group companies	104.2	42.3
Contributions by plan participants	13.2	12.9
Benefits paid	(50.9)	(25.3)
Curtailments	(0.2)	-
Settlement	(0.1)	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)
Plan converted from defined contribution to defined benefit	64.2	-
Foreign exchange fluctuations on translation of overseas controlled entities	23.9	(35.1)
Balance at end of financial year	848.8	624.9

(iv) Amounts recognised in income statement

The amounts recognised in the income statement are as follows:

Current service cost	49.1	46.7
Interest cost	43.8	43.6
Expected return on plan assets	(42.7)	(36.7)
Past service cost	1.0	0.3
Losses (gains) on curtailments and benefits paid	(7.4)	(3.1)
Total included in employee benefits expense	43.8	50.8

Actual return on plan assets	79.6	75.1

(v) Amounts recognised in the statement of recognised income and expense

Net actuarial gains (losses) recognised in the financial year	19.9	(42.4)

The cumulative amount of actuarial gains/(losses) recognised through the statement of recognised income and expense as at 30 June 2006 is ($22.5) million (2005: ($42.4) million).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

(vi) Expected return on assets assumption

The expected rate of return on assets assumption is determined by weighing the expected long-term return for each asset class by the benchmark allocation of assets to each class. The returns used for each class are net of tax and investment fees.

(vii) Estimated future benefit payments

	Domestic	Foreign
	$m	$m
Estimated future benefit payments
Financial year ending:
30 June 2007	25.8	21.5
30 June 2008	22.4	21.1
30 June 2009	25.0	23.1
30 June 2010	25.1	24.5
30 June 2011	23.6	25.8
Next 5 years	134.3	165.7
Total	256.2	281.7

viii) Investment strategy

The investment strategies for the consolidated entity’s defined benefit plans are varied, with the plans seeking to achieve moderate to high returns within a given risk profile.  Investment target strategies for the material defined benefit plans include:

•                  High returns in the long term, while tolerating a reasonably high degree of volatility of returns over the short period.

•                  A balance of equity, debt securities and fixed income securities, which would be expected to produce a moderately high return over the long-term, with only a moderate degree of variability of returns over short periods.

•                  Where investments are made in equity securities, ensuring there is an appropriate mix of domestic and international securities.

•                  To achieve returns greater than a pre-determined percentage above the prevailing inflation rate.

•                  To ensure all legal obligations are met.

(ix) Estimated future contributions

Employer contributions to the defined benefit pension plans are based on recommendations by the plans’ actuaries.  Actuarial assessments are made periodically.

Employer contributions to defined benefit funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $16.4 million for domestic plans and $20.7 million for foreign plans.  Employer contributions to defined benefit funds for the parent entity during the financial year ending 30 June 2007 are expected to total $16.4 million.

The consolidated entity and the company have used the AASB1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A(p) above for each annual reporting period prospectively from transaction date.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES - RETIREMENT BENEFIT OBLIGATIONS continued

(x) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making funding recommendations

	Discount rate %	Expected return on plan assets %	Future salary increases %
30 June 2006
Amcor Limited
Amcor Superannuation Fund	5.0	8.0	4.5

Controlled Entities
Amcor Flexibles (UK) Pension Plan	5.2	6.4	4.4
Amcor New Zealand Super Fund	4.0	5.5	3.8
Amcor PET Packaging UK Limited Pension Plan	5.3	7.5	3.7
Amcor PET Packaging Pension Plan USA	6.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.3	3.5	2.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	6.5	4.1

Other funds (3)	3.9	4.8	2.0

30 June 2005
Amcor Limited
Amcor Superannuation Fund	4.5	7.0	4.5

Controlled Entities
Amcor Flexibles (UK) Pension Plan	5.0	6.1	4.1
Amcor New Zealand Super Fund	3.9	5.5	3.8
Amcor PET Packaging UK Limited Pension Plan	5.0	7.1	3.3
Amcor PET Packaging Pension Plan USA	5.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.0	3.5	1.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	7.0	3.0

Other funds (3)	4.2	4.1	2.3

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32. NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

(xi) All plans are listed below showing the details of the net financial position and arrangements for employer contributions for funding for each defined benefit plan based on the requirements of AAS 25 Financial Reporting by Superannuation Plans.

Defined benefit funds as at June 2006	Economic assumptions used in making funding recommendations

	Reporting date	Fund assets at net market value	Accrued benefits	Accrued surplus/ (deficit) (1)	Current contribution recommendations	Funding method	Discount rate	Expected return on plan assets	Future salary increases
Amcor Limited

Amcor Superannuation Fund (2)	30/06/2006	254.6	265.1	(10.5)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	8.0	5.0

Controlled Entities

Amcor Flexibles (UK) Pension Plan	30/06/2006	188.5	222.4	(33.9)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.4	4.0

Amcor New Zealand Super Fund (2)	30/06/2006	22.4	23.5	(1.1)	11% of members salaries, including withholding tax	Projected Unit Credit Method	5.5	5.5	4.0

Amcor PET Packaging UK Limited Pension Plan	30/06/2006	19.5	29.1	(9.6)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.5	3.5

Amcor PET Packaging Pension Plan USA	30/06/2006	29.0	30.0	(1.0)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5

Amcor Rentsch/Poly Laupen	30/06/2006	89.7	71.8	17.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	3.5	3.5	-

Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/06/2006	29.5	55.4	(25.9)	Estimated minimum annual employer contribution of CAD 1.24m for salaried employees	Projected Unit Credit Method	4.3	6.5	2.5

Other funds (3)	Various	94.4	134.4	(40.0)	Various	Various	4.7	4.8	2.0

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32. NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

(xi) All plans are listed below showing the details of the net financial position and arrangements for employer contributions for funding for each defined benefit plan based on the requirements of AAS 25 Financial Reporting by Superannuation Plans (continued)

Defined benefit funds as at 30 June 2005	Economic assumptions used in making funding recommendations

	Reporting date	Fund assets at net market value	Accrued benefits	Accrued surplus/ (deficit) (1)	Current contribution recommendations	Funding method	Discount rate	Expected return on plan assets	Future salary increases
Amcor Limited

Amcor Superannuation Fund (2)	30/06/2004	206.8	250.2	(43.4)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	7.0	5.0

Controlled Entities

Amcor Flexibles (UK) Pension Plan	30/06/2005	180.5	212.9	(32.4)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.1	4.0

Amcor New Zealand Super Fund (2)	30/06/2005	28.1	24.3	3.8	11% of members salaries, including withholding tax	Projected Unit Credit Method	6.0	5.5	5.0

Amcor PET Packaging UK Limited Pension Plan	30/06/2005	18.7	27.9	(9.2)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.1	3.5

Amcor PET Packaging Pension Plan USA	30/06/2005	20.2	23.1	(2.9)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5

Amcor Rentsch/Poly Laupen	30/06/2005	66.6	61.7	4.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	4.0	3.5	-

Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/06/2005	25.8	48.6	(22.8)	Estimated minimum annual employer contribution of CAD 1.24m for salaried employees	Projected Unit Credit Method	4.3	7.0	2.5

Other funds (3)	Various	84.0	127.3	(43.3)	Various	Various	4.3	4.6	2.0

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32. NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS
continued

(1)  Net financial position of plan

The aggregate deficit of fund assets over accrued benefits calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial date of each fund is $104.1 million (2005: $145.2 million).  This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2006, but does represent the most up to date information which it has been possible to obtain.

(2)  Net financial position of plan

Relates only to the defined benefit section of the respective funds

(3)  Other funds comprise the following:

Amcor PET Packaging Canada Inc Plan for hourly paid employees

Amcor PET Packaging Canada Inc Pension Plan and supplemental plan for executive employees

Amcor Gent Plan Belgium

Amcor Halen Plan Belgium

Amcor Flexibles Envi Netherlands

Amcor Flexibles Haarlem Netherlands

Amcor Flexibles Drammen Norway

Amcor Flexibles Schroeder & Wagner

Amcor Flexibles Helio –Folien

Amcor Flexibles Tobepal

Amcor Flexibles Tobefil

Amcor Flexibles France

Amcor Flexibles SPS

Amcor Flexibles Albertazzi

Amcor Flexibles Pension Innerfor Skatteregiene

Amcor Flexibles Avtalesfestet Fortids Pension

Amcor Flexibles Retirement Plan Schupbach AG und Ivers Lee AG

Amcor Flexibles Lund

Amcor PET Packaging Belgium

Amcor PET Packaging Iberia SA

Amcor PET Packaging Germany

White Cap Belguim (2005 Only)

White Cap Germany (2005 Only)

White Cap France (2005 Only)

	2006	2005
	$m	$m

(xii) Historic summary

Defined benefit plan obligation	1,062.6	952.6
Plan assets	848.8	624.9
Surplus/(deficit)	(213.8)	(327.7)

Experience adjustments arising on plan liabilities	(42.0)	(27.1)
Experience adjustments arising on plan assets	37.9	38.6

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

(xiii) Classification of defined benefit related charges in the income statements

The following table sets out the classification of defined benefit related expenses included in the income statement for both pension and non pension defined benefit plans.

	2006	2005
	$m	$m

Cost of sales	11.3	5.4
Sales and marketing expenses	0.5	0.8
General and administration expenses	29.7	32.3
Research and development costs	0.3	8.3
Net financing costs	2.0	8.5

Total	43.8	55.3

(c) Defined benefit non-pension plans

	2006	2005
	$m	$m

(i) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

Present value of the funded defined benefit obligation	-	-
Fair value of plan assets	-	-
	-	-
Present value of the unfunded defined benefit obligation	29.9	30.6

Net liability in the balance sheet	29.9	30.6

(ii) Allocation of plan assets

Plan assets represent $nil at 30 June 2006 (2005: $nil)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	CONSOLIDATED
NOTE 32. NON-CURRENT LIABILITIES - RETIREMENT BENEFIT OBLIGATIONS continued	2006	2005
	$m	$m

(iii) Reconciliations

Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	30.6	25.0
Current service cost	1.4	2.9
Interest cost	1.0	1.6
Actuarial (gains) and losses	(2.4)	4.0
Benefits paid	(1.2)	(1.5)
Curtailments	(2.4)	-
Foreign exchange fluctuations on translation of overseas controlled entities	2.9	(1.4)
Balance at end of financial year	29.9	30.6

Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	-	-
Contributions by Group companies	-	0.3
Benefits paid	-	(0.3)
Curtailments	-	-
Balance at end of financial year	-	-

(iv) Amounts recognised in income statement

The amounts recognised in the income statement are as follows:

Current service cost	1.4	2.9
Interest cost	1.0	1.6
Losses (gains) on curtailments and benefits paid	(2.4)	-
Total included in employee benefits expense	-	4.5

Actual return on plan assets	-	-

(v) Amounts recognised in the statement of recognised income and expense

Net actuarial gains (losses) recognised in the financial year	2.4	(4.0)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

CONSOLIDATED
(vi) Estimated future benefit payments	Foreign
$m
Estimated future benefit payments

Financial year ending:
30 June 2007	2.4
30 June 2008	1.5
30 June 2009	1.7
30 June 2010	1.9
30 June 2011	1.7
Next 5 years	8.9
Total	18.1

(vii) Estimated future contributions

Employer contributions to the defined benefit non-pension plans are based on recommendations by the plans’ actuaries.  Actuarial assessments are made periodically.

Employer contributions to defined benefit non-pension funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $0.5 million for foreign plans.

(viii) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making funding recommendations
	Discount rate	Future salary increases	Medical cost trend rates
	%	%	%
30 June 2006 (1)
Controlled Entities
Amcor Flexibles Transpac SA	3.8	-	-
Amcor Flexibles Transpac SA - (Jubilee)	4.7	3.8	-
Amcor Flexibles Schroeder & Wagner GmbH	4.7	-	-
Amcor Flexibles Helio Folien GmbH	3.8	-	-
Amcor Flexibles Helio Folien GmbH - (Jubilee)	4.7	-	-
Amcor Flexible France SA	4.2	2.3	-
Amcor PET Packaging USA Inc. consolidated retiree welfare benefit program	6.3	-	12.0
Amcor PET Packaging Canada Inc. Group Insurance Plans	4.5	-	5.0

30 June 2005 (1)
Controlled Entities
Amcor Flexibles Transpac SA	2.5	-	-
Amcor Flexibles Transpac SA - (Jubilee)	4.0	3.8	-
Amcor Flexibles Schroeder & Wagner GmbH	4.0	-	-
Amcor Flexibles Helio Folien GmbH	2.5	-	-
Amcor Flexibles Helio Folien GmbH - (Jubilee)	4.0	-	-
Amcor Flexible France SA	4.0	2.3	-
Amcor PET Packaging USA Inc. consolidated retiree welfare benefit program	5.3	-	12.0
Amcor PET Packaging Canada Inc. Group Insurance Plans	4.5	-	5.0

(1) As these non-pension plans do not hold any assets the expected return on plan assets is nil.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 32.  NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS continued

	2006	2005
	$m	$m

(ix) Historic summary

Defined benefit plan obligation	29.9	30.6
Plan assets	-	-
Deficit	29.9	30.6

Experience adjustments arising on plan liabilities	(0.1)	(2.4)

(x) Effects of changes in assumed medical cost trend rates

A 1% decrease in medical cost trend rates would be expected to reduce service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.1 million respectively.  A 1% increase in medical cost trend rates would be expected to increase service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.6 million respectively.

(xi) Classification of defined benefit related charges in the income statements

See note 32(b)(xiii) for defined benefit pension plans.

The consolidated entity and the company have used the AASB1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A(p) above for each annual reporting period prospectively from transaction date.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 33. CONTRIBUTED EQUITY	2006	2005
	$m	$m

Issued and paid-up:
890,252,026 ordinary shares with no par value
(2005: 878,182,834) (1)	2,810.2	2,725.4

1,317,000 partly paid ordinary shares with no par value
(2005: 1,467,000) (2)	0.1	0.1

Perpetual Amcor Convertible Reset Securities
(2005: 6,099,087) (3)	-	596.6

TOTAL CONTRIBUTED EQUITY	2,810.3	3,322.1

(1)   Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(2)          The partly paid ordinary shares comprise 915,000 (2005: 1,035,000) shares paid to five cents and 402,000 (2005: 432,000) shares paid to one cent under Employee Share / Option Plans.  The aggregate uncalled capital of $8.9 million (2005: $10.0 million) will be brought to account when these shares are fully paid.

(3)          PACRS are now reported as debt (Refer Note 25).  Refer Note 1(z) for details on the impact of transition to AASB 132 and AASB 139.

	2006		2005
	No.		No.
	‘000	$m	‘000	$m

(a) Reconciliation of fully paid ordinary shares

Balance at beginning of year	878,183	2,725.5	877,950	2,721.4
Calls on partly paid shares	150	1.1	325	2.1
Issue of shares to employees in lieu of bonus payments (Note 48(a))	-	-	34	-
Exercise of options and loan repayments under the
Employee Share /Option plan (Note 48(d))	1,903	20.9	2,069	17.3
Conversion of convertible securities (Notes 25 and 30)	18,203	121.5	10	0.1
Share buy-back (1)	(8,187)	(57.8)	(2,205)	(15.4)
Transaction costs associated with the issue of capital	-	(0.9)	-	-

Balance at end of year	890,252	2,810.3	878,183	2,725.5

(1)   On 25 May 2006 (2005: 19 April 2005), the Company completed the on market buy-back of 8,187,171 (2005: 2,205,000) fully paid ordinary shares, representing 0.93% (2005: 0.25%) of ordinary shares on that date.  The total consideration of shares bought back on market was $57,836,513 (2005: $15,442,612) being an average, including incidental costs, of $7.06 (2005: $7.00) per share.

	2006	2006	2005	2005
	No. ‘000	$m	No. ‘000	$m
(b) Reconciliation of partly paid ordinary shares

Balance at beginning of year	1,467	0.1	1,792	0.1
Converted to fully paid ordinary shares	(150)	-	(325)	-

Balance at end of year	1,317	0.1	1,467	0.1

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 33.  CONTRIBUTED EQUITY continued

(c) Other equity securities

Refer Note 48 for details of performance rights issues, CEO options and CEO performance rights.

	2006	2005
NOTE 34. RESERVES AND RETAINED PROFITS	$m	$m

(a) Reserves

Available for sale investments revaluation reserve	(1.8)	-
Cash flow hedge reserve	(19.0)	-
Share-based payments reserve	7.8	4.4
Exchange fluctuation reserve	(71.5)	(152.6)

TOTAL RESERVES	(84.5)	(148.2)

Reconciliations

AVAILABLE FOR SALE INVESTMENTS REVALUATION RESERVE
Balance at beginning of financial year	-	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	(1.7)	-
Revaluation - gross (Note 18)	(0.1)	-

Balance at end of financial year	(1.8)	-

CASH FLOW HEDGE RESERVE
Balance at beginning of financial year	-	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	(28.0)	-
Revaluation - gross	3.5	-
Deferred tax	(0.8)	-
Transfer to net profit - gross	7.9	-
Deferred tax	(1.8)	-
Transfer to non-financial assets - gross	0.2	-
Balance at end of financial year	(19.0)	-

SHARE-BASED PAYMENTS RESERVE

Balance at beginning of financial year	4.4	0.7
Options expense and other share based payments	3.5	3.7
Transfer to share capital (options exercised)	(0.1)	-
Balance at end of financial year	7.8	4.4

EXCHANGE FLUCTUATION RESERVE

Balance at beginning of financial year	(152.6)	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	1.6	-
Currency translation differences arising during financial year	63.2	(146.2)
Deferred tax (Note 20)	16.3	(6.4)

Balance at end of financial year	(71.5)	(152.6)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 34.  RESERVES AND RETAINED PROFITS
continued

	2006	2005
	$m	$m

(b) Retained profits
Balance at beginning of financial year	726.1	857.7
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	3.2	-
Profit attributable to members of Amcor Limited	351.3	245.3
Actuarial gains/losses recognised directly in equity	12.8	(34.4)
Dividends paid (Note 37)	(298.8)	(290.2)
Distribution paid on PACRS Note 1(z):
- Coupon rate of 8.5733% on $400 million from
1 July 2004 to 30 April 2005	-	(28.7)
- Coupon rate of 8.5733% on $400 million from
1 May 2005 to 30 June 2005	-	(5.6)
Distribution paid on PACRS2:
- Coupon rate of 8.57% on $210 million from
1 July 2004 to 30 April 2005	-	(15.0)
- Coupon rate of 8.57% on $210 million from
1 May 2005 to 30 June 2005	-	(3.0)

Balance at end of financial year	794.6	726.1

(c) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(o). Amounts are recognised in the income statement when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options recognised as an expense.

(iv) Exchange fluctuation reserve

Exchange differences arising on translation of foreign controlled operations are taken to the exchange fluctuation reserve, as described in Note 1(o). The reserve is recognised in the income statement when the net investment is disposed of.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 35. MINORITY INTEREST	$m	$m

Share capital	36.4	58.0
Reserves	(5.3)	(14.0)
Retained profits	20.5	34.0

TOTAL MINORITY INTEREST	51.6	78.0

NOTE 36.  TOTAL EQUITY RECONCILIATION

		Contributed equity	Reserves	Retained profits	Total Attributable to Members of the Parent Entity	Minority interest	Total equity
	Note	$m	$m	$m	$m	$m	$m
Balance at 1 July 2005		3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0
Effect of change in accounting policy, net of tax	1(z)	-	(28.1)	3.2	(24.9)	-	(24.9)
Reclassification of PACRS to interest bearing liabilities	1(z)	(596.6)	-	-	(596.6)	-	(596.6)
Balance at 1 July 2005 - re-stated		2,725.5	(176.3)	729.3	3,278.5	78.0	3,356.5
Total recognised income and expense for the year		-	88.4	364.1	452.5	34.0	486.5
Contributions of equity, net of transaction costs		142.6	(0.1)	-	142.5	-	142.5
Share-based payments options expense		-	3.5	-	3.5	-	3.5
Share buy-back		(57.8)	-	-	(57.8)	-	(57.8)
Dividends provided or paid		-	-	(298.8)	(298.8)	-	(298.8)
Minority interest buy out		-	-	-	-	(5.7)	(5.7)
Dividends paid to minority interests in subsidiaries		-	-	-	-	(8.0)	(8.0)
Disposals of controlled entities and businesses		-	-	-	-	(46.7)	(46.7)

Balance at 30 June 2006		2,810.3	(84.5)	794.6	3,520.4	51.6	3,572.0

		Contributed equity	Reserves	Retained profits	Total Attributable to Members of the Parent Entity	Minority interest	Total equity
		$m	$m	$m	$m	$m	$m
Balance at 1 July 2004		3,318.0	0.7	857.7	4,176.4	90.7	4,267.1
Total recognised income and expense for the year		-	(152.6)	210.9	58.3	(2.7)	55.6
Contributions of equity, net of transaction costs		19.5	-	-	19.5	-	19.5
Share-based payments options expense		-	3.7	-	3.7	-	3.7
Share buy-back		(15.4)	-	-	(15.4)	-	(15.4)
Dividends provided or paid		-	-	(290.2)	(290.2)	-	(290.2)
Distribution accrued on PACRS		-	-	(52.3)	(52.3)	-	(52.3)
Minority interest buy-out		-	-	-	-	(3.1)	(3.1)
Dividends paid to minority interests in subsidiaries		-	-	-	-	(6.9)	(6.9)
Balance at 30 June 2005		3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 37. DIVIDENDS	$m	$m

(a) Ordinary shares

Final dividend for the financial year ended 30 June 2005 of 17 cents (2004: 16 cents) per fully paid share paid on 28 September 2005 (2004: 29 September 2004)
Franked at 22% based on tax paid at 30%	149.3	-
Franked at 40% based on tax paid at 30%	-	140.6

Interim dividend for the financial year ended 30 June 2006 of 17 cents (2005: 17 cents) per fully paid share paid 31 March 2006 (2005: 23 March 2005)
Franked at 15% based on tax paid at 30%	149.5	-
Franked at 28% based on tax paid at 30%	-	149.6

(b) Dividends not recognised at year end

In addition to the above dividends, since the end of the financial year, directors have declared a final dividend of 17 cents per fully paid ordinary share, (2005: 17 cents) 15% franked (2005: 22% franked) based on tax paid at 30% of which 75% is sourced from the Conduit Foreign Income Account (2005: Nil) . The aggregate amount of the proposed dividend expected to be paid on 29 September 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is:	151.5	149.3

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or franking credits arising from the payment of income tax in the year ending 30 June 2006.

	2006	2005
	$m	$m

Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	-	-

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)          franking credits that will arise from the payment of the amount of the current tax liabilities

(b)         franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c)          franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $9.7 million (2005: $14.1 million).

(d) Conduit Foreign Income Account

For non-resident shareholders for Australian Tax purposes, future dividends will not be subject to Australian withholding tax to the extent that they are franked or sourced from the parent entity’s Conduit Foreign Income Account.  For the dividend payable in September 2006, 75% of the dividend is sourced from the parent entity’s Conduit Foreign Income Account.  As a result, 90% of the dividend paid to a non-resident will not be subject to Australian withholding tax.

The balance of the Conduit Foreign Income Account as at 30 June 2006 is $788.4 million (2005:Nil). This will reduce to $673.6 million after payment of the September 2006 dividend.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 38.  OTHER FINANCIAL INSTRUMENT INFORMATION

Included below are details of interest rate swap contracts, cross currency interest rate swaps, interest rate risk exposures, forward foreign exchange contracts, commodity swap contracts and fair value assessments.  Equity related derivative instruments are included in Note 18.

For all interest rate, foreign exchange and commodity contracts, that are designated as part of a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity.  When the cash flows occur, the amount that has been deferred in equity is released to the balance sheet or income statement as appropriate.

At balance date, contracts determined to be an effective hedge were assets of $3.5 million.  During the year ended 30 June 2006, $0.2 million (2005: nil) was removed from equity and added to the measurement of non-financial assets and a $ 7.9 million loss (2005: nil) was transferred to the income statement.  In the year ended 30 June 2006, there was a gain from the increase in fair value of non-designated hedging instruments of $2.4 million.

(a) Interest rate swap contracts and cross currency interest rate swaps

Interest rate swaps and forward rate agreements have been taken out to swap floating rate borrowings into fixed rates and vice-versa.  Cross currency interest rate swaps have been taken out to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest.  Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There are no interest rate swap contracts currently in place over the consolidated entity’s borrowings (2005: swap contracts over 17% of borrowings).  The fixed interest rates ranged between 4.81% and 7.65% in 2005 and the variable rates between 2.15% and 5.77% in 2005.

At 30 June 2006, the notional principal amounts and periods of expiry of the interest rate swaps and cross currency interest rate swap contracts are as follows:

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 38.  OTHER FINANCIAL INSTRUMENT INFORMATION

Periods of expiry of interest rate and cross currency interest rate swaps

	Interest rate swap contracts		Cross currency interest rate swap contracts
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000

1 year or less
AUD	-	(480.0)	-	607.3
EUR	-	480.0	-	(607.3)
Over 1 to 2 years
AUD	-	-	-	116.0
USD	-	6.1	-	-
CAD	-	-	-	(116.0)

The contracts require settlement of net interest receivable or payable each 90 or 180 days.  The settlement dates coincide with the dates on which interest is payable on the underlying debt.  The contracts are settled on a net basis.

The gain or loss from re-measuring the hedging instruments at fair value is deferred in equity in the hedging reserve or exchange fluctuation reserve, to the extent that it is an effective cash flow or net investment hedge.  Amounts in the cash flow hedge reserve are re-classified into the income statement when the hedged interest expense is recognised.  The ineffective portion is recognised in income immediately.

During the year, all interest rate swaps were settled.  There was a gain from a decrease in the fair value of non-designated interest rate swaps of $9.2 million to the income statement.

During the year, all cross currency interest rate swaps were settled.  There was a decrease of $31.1 million in the fair value of cross currency interest rate swaps, of which, $0.1 million loss was recognised in the income statement and $31.0 million was recognised in reserves.

The fair value of interest rate and cross currency interest rate swaps held as at reporting date are:

Fair values interest rate and cross currency interest rate swaps at 30 June:

	2006	2005
	$’000	$’000
Interest rate swaps	-	(9.2)
Cross currency interest rate swaps	-	83.1

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 38.  OTHER FINANCIAL INSTRUMENT INFORMATION continued

(b) Interest rate risk exposures

The following table sets out the consolidated entity’s exposure to interest rate risk for financial liabilities, including the contractual re-pricing dates and the effective weighted average interest rate by maturity periods.

For details relating to the financial assets, refer:

•                  Cash – Note 13

•                  Receivables – Notes 14

•                  Other financial assets – Notes 16 and 18.

			Fixed interest maturing in:
2006 $m	Note	Floating Interest Rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	Non-interest Bearing	Total	Effective Weighted Average Interest Rate

Financial Liabilities
Payables	23, 28	-	-	-	-	-	-	-	2,107.7	2,107.7	-
Bank and other loans	24, 29	1,004.5	6.1	51.6	-	-	-	161.7	5.1	1,229.0	4.93%
Commercial paper	24, 29	211.0	-	-	-	-	-	-	-	211.0	5.56%
US$Notes	24, 29	-	-	-	-	54.0	-	621.1	-	675.1	5.58%
Eurobond	24, 29	-	-	-	-	-	595.5	-	-	595.5	4.44%
Lease liabilities	24, 29	-	8.3	-	-	22.3	34.1	-	-	64.7	6.48%
Subordinated convertible securities	25,30	-	464.2	-	-	-	-	-	-	464.2	8.41%
		1,215.5	478.6	51.6	-	76.3	629.6	782.8	2,112.8	5,347.2	5.54%

2005 $m

Financial Liabilities
Payables	23, 28	-	-	-	-	-	-	-	2,027.6	2,027.6	-
Bank and other loans	24, 29	1,187.1	2.0	3.7	0.9	7.7	-	-	6.7	1,208.1	4.22%
Commercial paper	24, 29	307.7	-	-	-	-	-	-	-	307.7	4.64%
US$Notes	24, 29	-	-	-	-	-	52.5	603.3	-	655.8	5.58%
Eurobond	24, 29	-	-	-	-	-	-	554.5	-	554.5	4.44%
Lease liabilities	24, 29	0.7	2.2	3.3	-	-	71.7	0.5	-	78.4	6.56%
Distributions payable	27	-	-	-	-	-	-	-	8.7	8.7	-
Subordinated convertible securities	25,30	-	-	301.1	-	-	-	-	-	301.1	7.25%
		1,495.5	4.2	308.1	0.9	7.7	124.2	1,158.3	2,043.0	5,141.9	4.94%

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 38.  OTHER FINANCIAL INSTRUMENT INFORMATION continued

(c) Forward foreign exchange contracts

In order to protect against exchange rate movements, the consolidated entity has entered into forward exchange contracts to hedge all net forecast or actual foreign currency exposures greater than A$100,000.  The cash flows are expected to occur at various dates up to one year from the balance date.

At balance date, the details of outstanding contracts were:

	2006	2006	2005	2005
	Weighted Average	Contract Amounts	Weighted Average	Contract Amounts
	Rate	$m	Rate	$m

Buy Contracts
0-12 months
CAD	-	-	0.94	1.0
CHF	0.90	0.5	0.91	1.2
DKK	4.35	9.9	4.70	14.5
EUR	0.59	76.8	0.60	50.2
GBP	0.40	15.3	0.40	8.4
JPY	-	-	76.54	3.4
NZD	-	-	1.09	0.9
PLN	2.37	1.6	-	-
SEK	5.42	13.4	5.80	13.2
USD	0.75	93.6	0.76	75.0
Over 1 to 2 years
EUR	0.59	16.1	0.61	2.5
USD	0.75	1.6	0.75	4.3

Sell Contracts
0-12 months
CAD	0.82	73.3	-	-
CHF	0.91	0.2	0.97	5.7
DKK	4.35	5.6	4.70	5.1
EUR	-	-	0.61	0.7
GBP	0.40	13.2	0.41	22.1
NOK	4.58	4.9	5.12	6.0
NZD	1.15	70.7	1.08	29.5
SEK	5.41	2.3	5.78	2.8
USD	0.73	74.4	0.76	28.7

The fair value of forward foreign exchange contracts held as at the reporting date are:

	2006	2005
	$m	$m

Forward foreign exchange contracts	7.1	(4.1)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 38.  OTHER FINANCIAL INSTRUMENT INFORMATION continued

(d) Commodity swap contracts

The consolidated entity enters into various fixed price commodity swap contracts on behalf of certain customers.  Hedging undertaken is based on customer instructions and all related costs are passed to the customer.  The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2006	2005	2006	2005
USD denominated contracts	Average Fixed Price	Average Fixed Price	Contract Amounts	Contract Amounts
	per tonne	per tonne	A$m	A$m
Buy Contracts
0-12 months
Aluminium	2,599.6	1,828.3	13.8	29.4
Over 1 to 2 years
Aluminium	2,785.0	-	1.0	-

	2006	2005	2006	2005
AUD denominated contracts	Average Fixed Price	Average Fixed Price	Contract Amounts	Contract Amounts
	per tonne	per tonne	A$m	A$m
Buy Contracts
0-12 months
Aluminium	3,715.0	-	24.5	-

The fair value of commodity swap contracts held as at the reporting date are:

	2006	2005
	$m	$m

Commodity fixed price swaps	(1.3)	(1.6)

(e) Fair values

The following table sets out the carrying amounts and fair values of interest bearing financial liabilities at balance date.

For details relating to the financial assets, refer:

•                  Cash – Note 13

•                  Receivables – Notes 14

•                  Other financial assets – Notes 16 and 18.

The fair value of cash, receivables and other financial assets approximates their carrying value.

		Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
		2006	2006	2005	2005
	Note	$m	$m	$m	$m
Financial Liabilities

Payables	23, 28	2,107.7	2107.7	2,027.6	2,027.6
Bank and other loans	24, 29	1,229.0	1229.0	1,208.1	1,208.1
Commercial paper	24, 29	211.0	211.0	307.7	307.7
US$ Notes	24, 29	675.1	623.4	655.8	651.8
Eurobond	24, 29	595.5	589.3	554.5	578.0
Lease liabilities	24, 29	64.7	64.7	78.4	78.4
Distributions payable	27	-	-	8.7	8.7
Undated subordinated convertible securities	25, 30	464.2	464.7	301.1	316.2

For details relating to methods and significant assumptions applied in determining fair values of financial liabilities, refer to Note 1 (q).

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES

(a) Directors

The following persons were directors of Amcor Limited during the financial year:

Names	Period of Directorship

C I (Chris) Roberts – Chairman	Director since 1999 – Appointed Chairman 2000
K N (Ken) MacKenzie - CEO	Director since 2005
R K (Keith) Barton	Director since 1999
G J (John) Pizzey	Director since 2003
J G (John) Thorn	Director since 2004
G A (Geoff) Tomlinson	Director since 1999
E J J (Ernest) Pope	Director since 2005 – Appointed October 2005
D C K (Charles) Allen	Director since 1996 – Retired October 2005
E A (Elizabeth) Alexander	Director since 1994 – Retired October 2005
R H (Russell) Jones	Director since 1998 – Retired December 2004

(b) Other key management personnel (other than directors)

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the financial year:

Name	Position	Employer

W P Day	Executive General Manager Finance	Amcor Limited
I G Wilson	Strategic Development Director	Amcor Limited
L J Lachal	Managing Director, Amcor Australasia	Amcor Packaging Australia Pty Ltd
G S James	Chief Executive Officer, Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc
E E Bloom	President and Chief Executive Officer, Amcor Sunclipse	Amcor Packaging (USA) Inc
C K Chan	Managing Director, Amcor Asia	Leigh-Mardon Singapore Pte Ltd

(c) Key management personnel compensation

	2006	2005
	$m	$m

Short-term employee benefits	12.3	11.6
Post-employment benefits	0.8	0.8
Termination benefits	0.9	1.1
Share-based payments	1.3	1.5

Total key management personnel compensation	15.3	15.0

The company has taken advantage of the relief provided by Corporations Regulations 2001 and has transferred the detailed remuneration disclosures (including: remuneration policies, service contracts and details of remuneration) to the Remuneration Report included within the Directors’ Report.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

(d) Equity based compensation to key management personnel

(i) Details of options provided as remuneration and shares issued on exercise of such options

Options and shares are issued as part of long term incentive plans.  There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP).  The details and conditions pertaining to these plans are outlined within the Remuneration Report and Note 48.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Fair value per option $	Exercise price $	Price of shares at grant date $	Risk free interest rate %	Date exercisable

11/01/2002	11/01/2012	2.00	8.20	8.17	5.43	11/01/2005
10/13/2003	11/01/2012	2.43	8.20	8.96	5.67	11/01/2005
03/24/2004	03/24/2010	1.27	7.87	7.87	5.12	03/24/2007
08/02/2004	08/02/2010	1.03	6.84	6.84	5.62	08/02/2007
10/27/2005	12/31/2010	0.98	6.78	6.69	5.40	01/01/2008
10/27/2005	06/30/2011	1.01	6.78	6.69	5.40	07/01/2008
10/27/2005	12/31/2011	1.03	6.78	6.69	5.40	01/01/2009
10/27/2005	12/31/2010	4.24	-	6.69	5.40	01/01/2008
10/27/2005	06/30/2011	4.15	-	6.69	5.40	07/01/2008
10/27/2005	12/31/2011	4.06	-	6.69	5.40	01/01/2009

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	-	-	-	-	-	-
K N MacKenzie	277,000	750,000	-	(14,000)	1,013,000	88,000
R K Barton	-	-	-	-	-	-
G J Pizzey	-	-	-	-	-	-
J G Thorn	-	-	-	-	-	-
G A Tomlinson	-	-	-	-	-	-
E J J Pope (appointed 27 October 2005)	-	-	-	-	-	-
E A Alexander (retired 27 October 2005)	-	-	-	-	-	-
D C K Allen (retired 27 October 2005)	-	-	-	-	-	-

Other key management personnel of the consolidated entity
W P Day	472,500	-	-	(35,000)	437,500	-
G S James	347,500	-	(20,000)	(21,000)	306,500	44,000
L J Lachal	352,000	-	(24,000)	(21,000)	307,000	-
W J Long	722,000	-	-	(28,000)	694,000	344,000
E E Bloom	690,500	-	(145,000)	(14,000)	531,500	344,000
C K Chan	385,000	-	(152,000)	(14,000)	219,000	44,000
I G Wilson	-	-	-	-	-	-

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

2005		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	-	-	-	-	-	-
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	-
R K Barton	-	-	-	-	-	-
G J Pizzey	-	-	-	-	-	-
J G Thorn	-	-	-	-	-	-
G A Tomlinson	-	-	-	-	-	-
E J J Pope (appointed 27 October 2005)	-	-	-	-	-	-
E A Alexander (retired 27 October 2005)	-	-	-	-	-	-
D C K Allen (retired 27 October 2005)	-	-	-	-	-	-
R H Jones (retired 7 December 2004)	6,000,000	-	-	(6,000,000)	-	-

Other key management personnel of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	-
G S James	214,000	150,000	-	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	-	(22,000)	352,000	24,000
W J Long	544,000	200,000	-	(22,000)	722,000	300,000
E E Bloom	626,500	100,000	(25,000)	(11,000)	690,500	457,500
C K Chan	336,000	100,000	(40,000)	(11,000)	385,000	152,000
I G Wilson	-	-	-	-	-	-

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

Performance Rights

The number of rights over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	-	-	-	-	-	-
K N MacKenzie	-	300,000	-	-	300,000	-
R K Barton	-	-	-	-	-	-
G J Pizzey	-	-	-	-	-	-
J G Thorn	-	-	-	-	-	-
G A Tomlinson	-	-	-	-	-	-
E J J Pope (appointed 27 October 2005)	-	-	-	-	-	-
E A Alexander (retired 27 October 2005)	-	-	-	-	-	-
D C K Allen (retired 27 October 2005)	-	-	-	-	-	-

Other key management personnel of the consolidated entity
W P Day	-	-	-	-	-	-
G S James	-	-	-	-	-	-
L J Lachal	-	-	-	-	-	-
W J Long	-	-	-	-	-	-
E E Bloom	-	-	-	-	-	-
C K Chan	-	-	-	-	-	-
I G Wilson	-	-	-	-	-	-

There were no performance rights on issue in 2005.

There were no performance rights held by key management personnel related parties.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

Share holdings

The number of shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006
		Received
	Balance at the	during the year
	beginning of	on the exercise	Purchased	Sold during the	Balance of the
Name	the year	of options	during the year	year	end of the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	135,482	-	25,192	-	160,674
K N MacKenzie	11,200	-	503	-	11,703
R K Barton	29,390	-	4,509	-	33,899
G J Pizzey	12,248	-	5,933	-	18,181
J G Thorn	3,915	-	6,465	-	10,380
G A Tomlinson	44,322	-	* 11,692	* (12,946)	43,068
E J J Pope (appointed 27 October 2005)	** 2,000	-	3,731	-	5,731
E A Alexander *** (retired 27 October 2005)	31,929	-	2,629	-	34,558	****
D C K Allen (retired 27 October 2005)	59,715	-	1,531	-	61,246	****

* Includes acquisition and disposal for no monetary consideration

** Shares owned at commencement of directorship on 27 October 2005

*** E A Alexander sold 50,000 partly paid shares, paid to five cents, on her retirement from the Amcor Board.

**** Represent holdings OR retirement on 27 October 2005

Other key management personnel of the consolidated entity

Ordinary shares

W P Dayia	62,129	-	1,948	-	64,077
G S James	24,500	20,000	-	(44,200)	300
L J Lachal*	249,469	24,000	-	(50,000)	223,469
W J Long	100	-	-	-	100
E E Bloom	1,000	145,000	-	(145,000)	1,000
C K Chan**	40,000	152,000	-	(152,000)	40,000
I G Wilson	62,085	-	-	-	62,085

* L J Lachal also holds 20,000 partly paid shares paid to one cent

** C K Chan also holds 50,000 partly paid shares paid to five cents

There were no ordinary shares held by key management personnel related parties.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

2005

Name	Balance at the beginning of the year	Received during the year on the exercise of options	Purchased during the year	Sold during the year	Balance at the end of the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	114,421	-	21,061	-	135,482
K N MacKenzie	1,200	103,000	-	(93,000)	11,200
R K Barton	25,270	-	4,120	-	29,390
G J Pizzey	6,408	-	5,840	-	12,248
J G Thorn	-	-	3,915	-	3,915
G A Tomlinson	39,684	-	4,638	-	44,322
E A Alexander * (retired 27 October 2005)	26,258	-	5,671	-	31,929
D C K Allen (retired 27 October 2005)	55,857	-	3,858	-	59,715

* E A Alexander also held 50,000 partly paid shares paid to five cents R H Jones held 381,764 shares at the start of the year and retired as director on 7 December 2004

Other key management personnel of the consolidated entity

Ordinary shares
W P Day	59,452	150,000	2,677	(150,000)	62,129
G S James	70,360	-	-	(45,860)	24,500
L J Lachal *	299,469	-	-	(50,000)	249,469
W J Long	100	-	-	-	100
E Bloom	1,000	25,000	-	(25,000)	1,000
C K Chan **	-	40,000	-	-	40,000
I G Wilson	62,085	-	-	-	62,085

* L J Lachal also holds 20,000 partly paid shares paid to one cent

** C K Chan also holds 50,000 partly paid shares paid to five cents

There were no ordinary shares held by key management personnel related parties.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

(ii) Loans to key management personnel and their related parties

Details of loans made to the key management personnel of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for key management personnel
2006	Balance at the beginning of the year	Interest paid and payable for the year	Interest not charged	Balance at the end of the year	Number in group at the end of the year
Group	$	$	$	$

Directors of Amcor Limited	-	-	-	-	-
Other key management personnel of the consolidated entity	11,318	-	688	9,173	1

2005
Group

Directors of Amcor Limited	1,056,180	7,334	41,782	-	-
Other key management personnel of the consolidated entity	13,516	-	845	11,318	1

Individuals with aggregate loans above $100,000 during the year

2006
Nil

2005
R H Jones (retired 7 December 2004)	1,056,180	7,334	41,782	-

Loans to key management personnel are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the table above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s-length basis.

No impairments losses have been recognised in relation to any loans made to key management personnel.

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 18.

During the year, under the employee share plans, share loan repayments totalling $2,145 (2005: $2,198) were received from L J Lachal.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 18 total Nil (2005: Nil).

(iii) Other transactions with key management personnel in the normal course of business and on an arm’s length basis

Directors of Amcor Limited

Nil

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 39.  KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES continued

Transactions with other key management personnel and their related parties

Essential Marketing Pty Ltd is a company that supplies various marketing services to the consolidated entity.  The company is owned by the daughter of G S James, a member of the other key management personnel.  Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with other key management personnel of the consolidated entity are as follows:

	2006	2005
Amounts recognised as expenses	$	$

Provision of goods supplied at cost and marketing services	532,937	605,671

Aggregate amounts payable to other key management personnel of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	2006	2005
	$	$

Current liabilities	81,896	64,500

NOTE 40. CONTINGENCIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote are set out below:

	2006	2005
	$m	$m
Contingent liabilities arising in respect of
guarantees (1)	12.9	-

TOTAL CONTINGENT LIABILITIES	12.9	-

(1)  Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly owned subsidiaries. A subsidiary of the consolidated entity has also given a guarantee in respect of a lease held by a former subsidiary.

Details of other contingent liabilities which, although considered remote, directors consider should be disclosed are set out below.  The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

-       Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

-       Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into an approved deed for the cross guarantee of liabilities with those subsidiaries identified in Note 43(1).  No liabilities subject to the Deed of Cross Guarantee at 30 June 2006 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 40. CONTINGENCIES continued

Competition Law Investigations

Leniency Application – Australia

On 21 December 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry. The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC also announced on 21 December 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC. The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479. Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct. The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.  As a result of this grant of immunity, Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On 29 November 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand.  Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”).  The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on 1 December 2004.  Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct.  Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Damages – New Zealand

As a result of the grant of conditional immunity, Amcor does not expect to incur any pecuniary penalties arising out of the NZCC investigation.  It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

Amcor Limited Consolidated

Notes to the consolidated financial statements
30 June 2006

NOTE 40. CONTINGENCIES continued

Third Party Claims Australia

Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia on 11 April 2006 against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

The class action filed in the Federal Court contains allegations only.  These are not admissions by any party and evidence will have to be proved in court.  Amcor is defending the claims made in the class action.  In the event that Amcor is not wholly successful in defending the class action, Amcor has cross-claimed against those Visy Group companies, which are respondents to the ACCC penalty proceeding, claiming contribution for any damages which may be awarded against Amcor in the class action.

It is too early for Amcor to form any view on the outcome of the litigation including any claim for contribution against the Visy Group companies.  Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of damages, there can be no assurance that any damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

Refer note 49(4) Events Subsequent to Balance Date for an update of this contingent liability.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 41. COMMITMENTS	$m	$m

a) Capital expenditure contracted at the reporting date but not recognised as liabilities as follows:

Property, plant and equipment:
• Not later than one year	141.3	49.8
• Later than one year but not later than five years	0.2	2.9

	141.5	52.7

b) Finance leases

Lease expenditure contracted and provided for:
• Not later than one year	9.8	17.5
• Later than one year but not later than five years	53.0	61.1
• Later than five years	10.1	10.6

Minimum lease payments	72.9	89.2
Less: Future finance charges	(8.2)	(10.8)

TOTAL FINANCE LEASE LIABILITY	64.7	78.4

Current lease liabilities - refer Note 24	6.9	2.2
Non-current lease liabilities
- refer Note 29	57.8	76.2

	64.7	78.4

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term, the consolidated entity has the option to purchase the equipment at an agreed residual value.

For details of interest rate risk, refer Note 38.

c) Operating leases

Lease expenditure contracted but not provided for and payable:

• Not later than one year	125.8	150.3
• Later than one year but not later than five years	304.9	412.2
• Later than five years	176.7	261.5
	607.4	824.0

Less sub-lease rental income	(20.2)	(31.0)

TOTAL OPERATING LEASE COMMITMENTS	587.2	793.0

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Some leases provide for payment of incremental contingent rentals based on movements in a relevant price index or in the event that units produced by certain leased assets exceed a pre-determined production capacity.  Contingent rental paid during the year is disclosed in Note 6.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

	2006	2005
NOTE 41. COMMITMENTS continued	$m	$m

d) Other commitments

Expenditure contracted but not provided for covering other supplies and services to be provided:

• Not later than one year	64.7	58.7
• Later than one year but not later than five years	63.3	107.9
• Later than five years	15.7	15.5

TOTAL OTHER EXPENDITURE COMMITMENTS	143.7	182.1

NOTE 42. BUSINESS COMBINATIONS

Summary of acquisitions

Amcor acquired the following businesses during the year:

2006	Acquisition date	Consideration paid $m	Net assets acquired $m

Astron LLC	20 June 2006	0.6	0.6

Ecuador minority interest buyout	1 October 2005	5.8	5.8

2005

Ameripak	12 November 2004	6.3	1.6

Other	July & August 2004	0.8	0.5

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 43.  SUBSIDIARIES

Parent entity and its subsidiaries	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity
Amcor Limited		Australia
Anfor Investments Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Asia Pvt Ltd		India	100%
Amcor Insurances Pte Ltd		Singapore	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
Leigh Mardon Singapore Pte Ltd	(4)	Singapore	100%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging - Asia Pte Ltd		Singapore	100%
Amcor Flexibles Singapore Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Amson International (Shanghai) Co Limited	(2)	China	100%
Amcor Flexibles (Zhongshan) Co Ltd		China	100%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Components Limited		New Zealand	50%
Amcor PET Packaging de Colombia SA		Colombia	0.94%
Amcor Packaging (USA) Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor PET Packaging USA, Inc		United States of America	100%
Pet Products International del Peru		Peru	100%
PET Products International del Peru SA		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%
Amcor White Cap Inc		United States of America	100%
Amcor White Cap International Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Flexibles Inc	(4)	United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Sunclipse de Mexico SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Zetco Inc		United States of America	100%
Just in Time Inc		United States of America	100%

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 43.  SUBSIDIARIES continued

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity

Frantis Manufacturing Company Inc		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
KDS Packaging & Printing Inc		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Amcor PET Packaging de Mexico SA de CV		Mexico	100%
Amcor Plastic Containers de Mexico SA de CV		Mexico	100%
Amcor PET Packaging de Honduras SA		Honduras	100%
Uruguay Preform SRL		Uruguay	100%
Torrenoble SA		Uruguay	100%
Amcor PET Packaging del Ecuador SA	(8)	Ecuador	100%
Amcor PET Packaging de Puerto Rico, Inc		Puerto Rico	100%
Vinisa Fueguina S.R.L.		Argentina	100%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor Flexibles Puerto Rico Inc		Puerto Rico	100%
Amcor PET Packaging del Peru SA		Peru	61%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1)	Australia	100%
PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
ACN 002693843 Box Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN089523919 CCC Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Amcor PET Packaging Canada Inc		Canada	100%
Bericap Inc		Canada	51%
Amcor PET Packaging Atlantic Inc	(4)	Canada	73.75%
Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Flexibles A/S		Denmark	25.2%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	74.8%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Envi BV		Netherlands	100%
Amcor Flexibles Hapece BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Netherlands	100%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Europa Sur, SA		Spain	100%
Grupo Amcor Flexibles Hispania SL		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Deutschland GmbH		Germany	100%

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 43.  SUBSIDIARIES continued

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity

Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY	(8)	Finland	76.67%
ZAO Akerlund & Rausing MO W		Russia	100%
Akerlund & Rausing SA		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles Schupbach AG		Switzerland	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Strabo BV		Netherlands	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Dravik BV		Netherlands	100%
Amcor Services No 2		United Kingdom	100%
Amcor PET Packaging Europe NV/SA		Belgium	98.4%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor White Cap Nederland BV		Netherlands	100%
Amcor PET Packaging de Venezuela SA		Venezuela	61%
Amcor Rentsch Portugal SA		Portugal	95.2%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Amcor Rentsch Portugal SA		Portugal	4.8%
SMR Stanztechnik AG		Switzerland	49%
Amcor Rentsch Rickenbach AG		Switzerland	100%
Amcor Rentsch Laupen AG		Switzerland	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor Italia S.r.l.		Italy	100%
Amcor PET Packaging Iberia SA		Spain	100%
PET Packaging Amcor Maroc S.A.R.L.		Morocco	99.99%
Amcor Magyarorszag Csomagolastechnikai Korlatolt Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Holdings Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging Holdings Polska Sp.z.o.o.		Poland	100%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor Flexibles Polska Sp.z o.o.		Poland	100%
Amcor PET Packaging Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor Finance Europe		Ireland	100%

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 43.  SUBSIDIARIES continued

	Notes	Country of Incorporation	Percentage Held by Direct Parent Entity

Amcor Europe LLP		Australia	1%
Amcor Holding		United Kingdom	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling		United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor European Finance LLC	(5)	United States of America	26.2%
Amcor Holding No 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor PET Packaging France SAS		France	100%
Amcor PET Recycling France SAS		France	100%
Amcor International SAS		France	100%
Amcor France Holding No 1		France	100%
Astron LLC	(2)	Ukraine	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor Rentsch France SAS		France	100%
Amcor Flexibles Novgorod		Russia	100%
Amcor Investments Germany Ltd		United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
Amcor Rentsch Deutschland GmbH	(4)	Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Rentsch Polska Sp.z.o.o.		Poland	100%
AFP (Europe)		United Kingdom	100%
Containers Packaging (Europe)		United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor European Finance LLC		United States of America	73.8%
Rocma Europe	(5)	United Kingdom	100%
Amcor PET Packaging de Colombia SA		Colombia	89.66%
Amcor PET Packaging de Argentina SA		Argentina	94.69%
Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor PET Packaging de Argentina SA		Argentina	5.3%
Amcor PET Packaging de Colombia SA		Colombia	9.4%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor White Cap Austria GmbH		Austria	5%
Amcor USA LLC		United States of America	100%
Amcor PET Packaging do Brasil Ltda	(4)	Brazil	100%
Amcor Embalagens da Amazonia S/A	(4)	Brazil	4.12%
Amcor PET Holdings do Brasil Ltda		Brazil	100%
Amcor Embalagens da Amazonia S/A		Brazil	95.8%

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

Note 43 SUBSIDIARIES continued

(1)          Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of final reports.

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

(2)          Controlled entities and businesses acquired during the year:

Bellgate International Ltd

Amson International (Shanghai) Co Limited

Astron LLC

(3)   Controlled entities and businesses sold during the year:

Leigh Mardon Pacific Packaging Pte Ltd

Beijing Leigh-Mardon Pacific Packaging Co Ltd

Qingdao Leigh-Mardon Packaging Co Ltd

PT Amcor Indonesia

Amcor Containers Packaging (Thailand)

Amcor France Holding No.2

Amcor White Cap Belguim

Amcor White Cap Espana SL

Amcor White Cap Polska Sp.z.o.o.

Amcor White Cap France SAS

Amcor White Cap Deutschland GmbH

Amcor White Cap UK Ltd

Amcor White Cap Ukraine LLC

Amcor Ambalaj Ticaret AS

AMB Packaging Pte Ltd

A&R Nordpak

Bellgate International Ltd

(3a)    As part of the disposal of the Amcor White Cap business, the following entities have been treated as sold even though that sale is subject to prior regulatory approval. The risks and rewards of ownership have effectively passed to the purchaser on 1 June 2006.

Amcor White Cap Investments Inc

Amcor White Cap Properties Inc

Amcor White Cap South East Asia Inc

Amcor White Cap Properties Inc

Amcor White Cap Shanghai Ltd

Amcor White Cap de Venezuela SA

Amcor White Cap do Brasil Ltda

Controlled entities and businesses disposed of during the financial year that meet the definition of a discontinued operation are detailed in Note 12.

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 43. SUBSIDIARIES continued

(4)	The following entities were renamed during the year:

Amcor Embalagens da Amazonia S/A formerly Injepet Embalagens da Amazonia S/A
Amcor PET Packaging do Brasil Ltda formerly Injepet Embalagens Ltda
Amcor Flexibles Inc formerly Amcor Flexibles Healthcare
Amcor PET Packaging Atlantic Inc formerly Twinpak Atlantic Inc
Amcor Rentsch Deutschland GmbH formerly Amcor Rentsch GmbH (Berlin)
Leigh-Mardon Singapore Pte Ltd formerly St Regis Bates (Singapore) Pte Ltd

(5)	Companies that were incorporated during the year:

Amcor European Finance LLC
Rocma Europe

(6)	Companies that were liquidated during the year:

AF Sverige
Cardimat BV
Amcor Plastube Inc
KH Landsberg Co de Ciudad Juarez SA de CV
ACE Packaging Sdn Bhd

(7)	Companies that were merged or amalgamated during the year:

Amcor Holdings Inc

(8)	Amcor increased its investment in these companies during the year:

Amcor PET Packaging del Ecuador SA

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 44.  DEED OF CROSS GUARANTEE

Amcor Limited and the subsidiaries identified in Note 43(1) are parties to a deed of cross guarantee under which each company guarantees the debts of the others.

A consolidated income statement and consolidated balance sheet comprising Amcor Limited and the wholly-owned subsidiaries party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June, are set out below:

	2006	2005
	$m	$m

Summarised income statement and retained profits

Profit before related income tax expense	38.1	170.8
Income tax expense (i)	(2.0)	(102.0)

Profit from continuing operations	36.1	68.8
Retained profits at beginning of financial year	1,238.5	1,415.0
Aggregate of amounts transferred (ii)	-	6.1
Actuarial gains/losses recognised directly in equity	(4.4)	8.9
Adjustment on transition to AIFRS, net of tax	(6.3)	30.0

	1,263.9	1,528.8

Dividends recognised during the financial year	(298.8)	(290.2)

RETAINED PROFITS AT END OF FINANCIAL YEAR	965.1	1,238.6

(i) In 2005 this includes a tax benefit of $32.9 million on asset impairments in Australasia
(ii) Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

	2006	2005
NOTE 44. DEED OF CROSS GUARANTEE continued	$m	$m

Summarised balance sheet

Current assets
Cash and cash equivalents	15.4	7.0
Trade and other receivables	3,244.5	2,978.4
Inventories	365.9	360.8
Other financial assets	9.3	-
Total current assets	3,635.1	3,346.2

Non-current assets
Other financial assets	3,808.8	4,139.2
Property, plant and equipment	1,576.6	1,597.4
Deferred tax assets	151.2	120.6
Intangible assets	190.8	186.7
Other non-current assets	40.5	45.0
Total non-current assets	5,767.9	6,088.9

Total assets	9,403.0	9,435.1

Current liabilities
Trade and other payables	417.4	382.0
Interest bearing liabilities	2,791.0	2,861.3
Subordinated convertible securities	246.0	-
Other financial liabilities	2.9	-
Current tax liabilities	49.1	62.0
Provisions	139.9	142.7
Total current liabilities	3,646.3	3,448.0

Non-current liabilities
Trade and other payables	0.7	1.0
Interest bearing liabilities	1,721.9	1,446.5
Subordinated convertible securities	-	301.1
Deferred tax liabilities	295.8	276.9
Provisions	37.4	38.3
Retirement benefit obligations	39.7	62.4

Total non-current liabilities	2,095.5	2,126.2

Total liabilities	5,741.8	5,574.2

Net assets	3,661.2	3,860.9

Equity
Contributed equity	2,810.3	2,725.5
Reserves	(48.7)	(37.7)
Retained profits	899.6	1,173.1

Total equity	3,661.2	3,860.9

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 45.  INVESTMENTS IN ASSOCIATES

(a) Carrying amounts

Information relating to associated entities is set out below:

		Ordinary Share ownership interest

Name of associate entity	Principal activity	2006	2005	2006	2005
		%	%	$m	$m

Tien Wah Press (M) Sdn Bhd	Print packaging	25.0	25.0	7.2	6.6

Vision Grande Group Holdings Limited	Tobacco packaging	40.1	16.9	275.9	34.1
				283.1	40.7

Tien Wah Press (M) Sdn Bhd is incorporated in Malaysia.

Vision Grande Group Holdings Limited is incorporated in Hong Kong.

The balance dates for Tien Wah Press (M) Sdn Bhd and Vision Grande Group Holdings Limited are both 31 December 2005.  The balance dates are different from those of the consolidated entity due to commercial reasons and the listing requirements of these entities on the Malaysian and Hong Kong stock exchanges respectively.

For Tien Wah Press (M) Sdn Bhd, the latest publicly available financial information is unaudited results for the three months ended 31 March 2006.  This information, in conjunction with the audited results for the twelve months result ended 31 December 2005, has formed the basis for determining the consolidated entity’s share of profits for the 12 month period to 30 June 2006.

For Vision Grande Holdings Limited, an interim profit announcement providing unaudited results for the 6 months to June 2006 was made to the Hong Kong stock exchange on 15 August 2006.  This result, in conjunction with the audited results for the twelve months ended 31 December 2005, has formed the basis for the consolidated entity’s share of profits for the 12 months ended 30 June 2006.

	2006	2005
	$m	$m
(b) Movements in carrying amounts

Carrying amount at the beginning of the financial year	40.7	6.7
Adjustment on adoption of AASB 132 and AASB 139	7.2	-
Share of profits after income tax	9.8	1.8
Dividends received/receivable	(6.4)	(0.2)
Share of movement in exchange fluctuation reserve	(8.8)	(0.2)
Acquisitions at fair value	226.3	34.2
Foreign exchange fluctuation	14.3	(1.6)
Carrying amount at the end of the financial year	283.1	40.7

(c) Fair value of listed investments in associates

Tien Wah Press (M) Sdn Bhd	7.8	8.6

Vision Grande Group Holdings Limited	410.5	59.4
	418.3	68.0

(d) Share of associates’ profits or losses

Profit before income tax	10.7	2.1
Income tax expense	(0.9)	(0.3)
Profit after income tax	9.8	1.8

Amcor Limited Consolidated
Notes to the consolidated financial statements
30 June 2006

NOTE 46. RECONCILIATION OF PROFIT AFTER RELATED INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2006	2005
Cash flows from operating activities	$m	$m
Profit for the financial year	379.2	258.4
Depreciation of property, plant and equipment	442.6	436.5
Amortisation of leased assets	9.4	7.7
Amortisation of other intangibles	21.4	17.6
Non-cash retirement benefit expense	42.0	21.0
Asset impairments	66.8	227.0
Asset impairment reversals	(7.1)	(2.7)
Interest capitalised	(2.1)	(3.7)
Finance charges on capitalised leases	3.3	4.0
Unwind of discount on provisions	2.5	2.5
Grant income recognised	(2.4)	-
Net (gain)/loss on disposal of non-current assets	(4.3)	(8.6)
Net (gain)/loss on disposal of business/controlled entities	(0.4)	(3.8)
Fair value gains on other financial assets at fair value through
income statement	(11.4)	-
Share of net profits of associates not received as dividends	(9.7)	(1.8)
Net foreign exchange (gain)/loss	(0.9)	(2.0)
Non cash significant item	20.0	72.7
Other sundry items	11.0	2.1
Operating profit before changes in working capital and provisions	959.9	1,026.9

- Decrease / (increase) in other operating assets	27.0	13.0
- Decrease / (increase) in other operating liabilities	(98.7)	(6.8)
- Increase / (decrease) in income tax payable and deferred taxes	3.2	(6.2)
- Increase / (decrease) in other provisions	(39.1)	(66.2)

- (Increase) / decrease in trade and other receivables	28.6	(167.4)
- Increase in inventories	(2.0)	(165.5)
- Increase / (decrease) in trade and other payables	85.2	273.9

Movement in working capital	111.8	(59.0)

Net cash from operating activities	964.1	901.8

NOTE 47. NON-CASH INVESTING AND FINANCING ACTIVITIES

Convertible securities	121.5	0.1

Convertible securities of $121.5 million (2005: $0.1 million) were converted into 18,203,363 fully paid ordinary shares.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS

(a)          Employee Share Purchase Plan (‘ESPP’)

In 1985 the consolidated entity established the ESPP.  The following sub-plans have been implemented pursuant to this plan.

(i)            Employee Incentive Share Plan (‘EISP’)

Under the EISP, shares were offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months service.  The number of shares offered depended upon the Company’s annual increase in earnings per share (before significant items).  It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; of more than 10%, an offer of 200 shares would be made.  This performance condition was chosen to assess the granting of the EISP shares because it was transparent and measurable against objective data.  A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan.  The Committee then recommended to the Board whether there would be an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares were issued at a 40% discount to the prevailing market price of Amcor Limited share, but in 2004 this was amended to a 25% discount.  The subscription amount was funded by an interest-free loan from the Company with the exception of Senior Executives who were not provided with the loan facility.  Dividends on the shares are applied in repayment of the loan balance.  If the employee leaves the Company, the employee may repay the loan or the shares are sold and the proceeds are applied to discharge the loan.  The employee is not liable for any deficiency upon such discharge.

This sub-plan has been discontinued for the foreseeable future and there were no outstanding EISP shares at 30 June 2005 and none were granted or exercised during the year ended 30 June 2006.

(ii)        Senior Executive Retention Share Plan (‘SERSP’)

Under the SERSP, the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.  The number of shares issued is entirely at the Board’s discretion.  The shares may not be disposed of by the employee for a restricted period of up to 5 years, unless the employee ceases employment later than 3 years after the shares were issued.  Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or, if the employee is dismissed during the restriction period for cause or poor performance.  The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

-       tying the longer term interests of Senior Executives more closely to those of its shareholders;

-                    providing exposure for those Senior Executives to the Company’s development; and,

-                    providing an incentive for those Senior Executives to stay with the Company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

Details of the total movement in shares issued under the SERSP during the years ended 30 June 2006 and 30 June 2005 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	550,425	7.15	581,925	7.15
Exercised	(505,425)	6.89	(31,500)	7.51

Outstanding at end of financial year	45,000	6.68	550,425	7.15
Exercisable at end of financial year	-	-	-	-

b) Employee share/option plan (‘ESOP’)

In 1985, the consolidated entity also established the Employee Share/Option Plan.  Under the ESOP, partly paid shares or options over shares in the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.

The partly paid shares are issued at the closing market price at the time of issue on the date of allotment.  The call outstanding only becomes payable on termination, death or at the directors’ discretion.  These shares do not carry dividend entitlements unless determined otherwise by the directors.  Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares as per the Australian Stock Exchange Listing Rules.

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

They are issued for a term of up to ten years and the options cannot be transferred and are not quoted on any exchange.

For the majority of options issued in the years ended June 30, 2006 and June 30, 2005, executives and certain members of staff are generally only eligible to exercise the options if returns on average funds employed exceed targeted levels at the end of the financial reporting period in which the options were granted.  Returns on funds employed are defined as Earnings Before Interest Tax and Amortisation (‘EBITA’) divided by average funds employed.

Details of the total movement in options issued under the ESOP during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	19,100,965	7.23	23,865,420	7.18
Granted	750,000	6.78	5,921,500	6.84
Exercised	(1,903,000)	5.35	(2,069,000)	5.84
Expired	(186,000)	5.11	-	-
Cancelled	(2,274,953)	7.39	(8,616,955)	7.14
Outstanding at end of financial year	15,487,012	7.45	19,100,965	7.23
Exercisable at end of financial year	5,775,780	7.68	4,728,000	6.25

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

c) Other compensation plans

Entitlement plans are an alternative to the ESPP and the ESOP and are in place in countries where the company is unable to issue shares or options.  Participants are offered entitlements and, over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the EBPP) all dividends paid on the shares during this time.

(i)            Employee bonus payment plan (‘EBPP’)

The EBPP is an equivalent to the EISP and enables the company to offer employees an equivalent plan where the share plan is unavailable in certain countries.  Under the EBPP, participants were offered entitlements which were equivalent to 60% of the weighted average price of Amcor shares, and, over the period during which employees held their entitlements their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time.  The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares.  Employees are only able to convert their entitlements into a cash bonus payment when they left the company or three years had passed since the date on which entitlements were originally issued.

Offers of new entitlements under the EBPP have been discontinued for the foreseeable future.

(ii)        Senior executive retention payment plan (‘SERPP’)

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

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent.  The Committee reviews the recommendations and, if approved, makes a recommendation to the Board which finally determines whether the incentives are granted.  When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the Company and will encourage them to improve the long term performance of the Company and its returns to shareholders.  This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	108,000	6.70	108,000	6.97
Exercised	(30,000)	6.69	-	-
Outstanding at end of financial year	78,000	6.68	108,000	6.70
Exercisable at end of financial year	-	-	-	-

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

(iii)    Share Appreciation Option Plan (‘SAOP’)

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met.  This plan closed in 1999.  Details of entitlements exercised during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	-	-	40,000	1.74
Exercised	-	-	(40,000)	1.74
Outstanding at end of financial year	-	-	-	-
Exercisable at end of financial year	-	-	-	-

(iv)       Share Appreciation Entitlements (‘SAE’)

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements.  During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited Shares.  Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below.

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	605,132	1.65	810,265	1.59
Exercised	(255,132)	1.56	(205,133)	1.40
Cancelled	(100,000)	1.89	-	-
Outstanding at end of financial year	250,000	1.66	605,132	1.65
Exercisable at end of financial year	250,000	1.66	555,132	1.67

(v)           Cash-settled Employee Share Plan Options

Cash-settled employee share plan options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above.  The cash-settled employee share plan option plans operate in a manner similar to other option plans, although no entitlements to actual shares or options exist. Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below.

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	1,611,350	1.52	1,384,000	1.70
Granted	-	-	455,000	1.03
Cancelled	(316,900)	1.54	(227,650)	1.64
Outstanding at end of financial year	1,294,450	1.52	1,611,350	1.52
Exercisable at end of financial year	617,600	1.94	280,000	1.76

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

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

(vi)       CEO Options

On 27 October 2005, 750,000 options were issued to the Managing Director of Amcor Limited.  Options were issued in three individual tranches of 250,000 options.  The number of options that will ultimately vest will be based on the outcome of a Total Shareholders Return test to be performed at pre-determined times for each tranche (TSR).  The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of options to be received.  Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below.

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	-	-	-	-
Granted	750,000	1.01	-	-
Outstanding at end of financial year	750,000	1.01	-	-
Exercisable at end of financial year	-	-	-	-

(vii)   CEO performance rights

On 27 October 2005, 300,000 performance rights were issued to the Managing Director of Amcor Limited.  Performance rights represent an entitlement to receive an equivalent share in Amcor Limited.  Performance rights were issued in three individual tranches of 100,000 rights.  The number of performance rights that will ultimately vest will be based on the outcome of a TSR test to be performed at pre-determined times for each tranche.  The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of performance rights to be received.  Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below.

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	-	-	-	-
Granted	300,000	4.15	-	-
Outstanding at end of financial year	300,000	4.15	-	-
Exercisable at end of financial year	-	-	-	-

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued - (d) Summary of options granted

Grant date	Exercise date on or after	Expiry date	Exercise price	Number of options at beginning of year	Options granted	Options lapsed	Options cancelled	Options exercised	Weighted average share price at date options exercised	Number of options at end of year		Aggregate Intrinsic Value		Proceeds received	Date Issued
			$						$	On issue	Exercisable	On issue	Exercisable	$
Consolidated and Company - 2006

14-Sep-00	14-Sep-03	14-Sep-05	5.16	366,000	-	36,000	-	330,000	6.66	-	-	-	-	1,702,800	Various
01-Oct-00	01-Oct-00	01-Oct-05	5.10	237,000	-	30,000	-	207,000	6.69	-	-	-	-	1,055,700	Various
13-Sep-01	13-Sep-04	13-Sep-06	6.02	727,500	-	-	5,000	210,000	6.93	512,500	512,500	338,250	338,250	1,264,200	Various
01-Oct-01	01-Oct-01	01-Oct-06	6.03	100,000	-	-		-		100,000	100,000	65,000	65,000	-	-
01-Oct-01	01-Oct-01	01-Oct-05	5.10	464,000	-	60,000	-	404,000	6.69	-	-	-	-	2,060,400	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.10	676,000	-	60,000	-	616,000	6.70	-	-	-	-	3,141,600	Various
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000	-	-	-	-		100,000	100,000	65,000	65,000	-	-
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000	-	-	-	-		40,000	40,000	-	-	-	-
01-Oct-03	01-Oct-03	01-Oct-06	6.03	100,000	-	-	-	-		100,000	100,000	65,000	65,000	-	-
01-Oct-03	01-Oct-03	01-Oct-07	7.25	40,000	-	-	-	-		40,000	40,000	-	-	-	-
01-Nov-02	01-Nov-05	01-Nov-12	8.20	3,919,080	-	-	521,400	-		3,397,680	3,397,680	-	-	-	-
13-Oct-03	01-Nov-05	01-Nov-12	8.20	118,800	-	-	39,600	-		79,200	79,200	-	-	-	-
20-Oct-03	01-Nov-05	01-Nov-12	8.20	26,400	-	-	-	-		26,400	26,400	-	-	-	-
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000	-	-	-	-		100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000	-	-	-	-		100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000	-	-	-	-		100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-03	01-Jul-07	7.40	772,500	-	-	447,500	50,000	7.56	275,000	275,000	-	-	370,000	Various
01-Nov-02	30-Sep-04	01-Jul-07	7.40	805,000	-	-	-	-		805,000	805,000	-	-	-	-
23-Mar-04	23-Mar-07	23-Mar-10	7.87	481,490	-	-	31,150	-		450,340	-	-	-	-	-
24-Mar-04	24-Mar-07	24-Mar-10	7.87	4,161,195	-	-	206,925	-		3,954,270	-	-	-	-	-
31-May-04	24-Mar-07	24-Mar-10	7.87	17,800	-	-	-			17,800	-	-	-	-	-
02-Aug-04	02-Aug-07	02-Aug-10	6.84	5,588,200	-	-	1,014,978	86,000	7.24	4,487,222	-	-	-	588,240	Various
02-May-05	02-Aug-07	02-Aug-10	6.84	60,000	-	-	8,400	-		51,600	-	-	-	-	-
27-Oct-05	01-Jan-08	31-Dec-10	6.78	-	250,000	-	-	-		250,000	-	-	-	-	-
27-Oct-05	01-Jul-08	30-Jun-11	6.78	-	250,000	-	-	-		250,000	-	-	-	-	-
27-Oct-05	01-Jan-09	31-Dec-11	6.78	-	250,000	-	-	-		250,000	-	-	-	-	-
				19,100,965	750,000	186,000	2,274,953	1,903,000		15,487,012	5,775,780	533,250	533,250	10,182,940

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued - (d) Summary of options granted continued

Grant date	Exercise date on or after	Expiry date	Exercise price	Number of options at beginning of year	Options granted	Options lapsed	Options cancelled	Options exercised	Weighted average share price at date options exercised	Number of options at end of year		Aggregate Intrinsic Value		Proceeds received	Date Issued
			$						$	On issue	Exercisable	On issue	Exercisable	$
Consolidated and Company - 2005

16-Sep-99	16-Sep-02	16-Sep-04	6.47	432,500	-	-	-	432,500	7.30	-	-	-	-	2,798,275	Various
08-Nov-99	08-Nov-99	8-Nov-04	5.43	100,000	-	-	-	100,000	7.44	-	-	-	-	543,000	Various
31-Jul-00	31-Jul-00	31-Jul-05	5.10	42,500	-	-	-	42,500	7.55	-	-	-	-	216,750	Various
18-Aug-00	01-Oct-01	01-Oct-05	5.67	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
18-Aug-00	01-Oct-02	01-Oct-05	5.67	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
18-Aug-00	01-Oct-03	01-Oct-05	5.67	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
14-Sep-00	14-Sep-03	14-Sep-05	5.16	570,000	-	-	-	204,000	7.39	366,000	366,000	563,640	563,640	1,052,640	Various
01-Oct-00	01-Oct-00	01-Oct-05	5.10	283,000	-	-	-	46,000	7.43	237,000	237,000	379,200	379,200	234,600	Various
15-Feb-01	15-Feb-01	15-Feb-06	5.24	100,000	-	-	100,000	-	-	-	-	-	-	-	-
13-Sep-01	13-Sep-04	13-Sep-06	6.02	1,282,500	-	-	65,000	490,000	7.43	727,500	727,500	494,700	494,700	2,949,800	Various
01-Oct-01	01-Oct-01	01-Oct-06	6.03	100,000	-	-	-	-	-	100,000	100,000	67,000	67,000	-	-
01-Oct-01	01-Oct-01	01-Oct-05	5.10	608,000	-	-	-	144,000	7.37	464,000	464,000	742,400	742,400	734,400	Various
01-Oct-01	01-Oct-01	01-Oct-05	6.62	50,000	-	-	-	50,000	7.83	-	-	-	-	331,000	Various
01-Oct-01	01-Oct-01	01-Oct-05	5.30	10,000	-	-	-	10,000	7.62	-	-	-	-	53,000	Various
01-Oct-01	01-Oct-01	01-Oct-05	5.24	40,000	-	-	40,000	-	-	-	-	-	-	-	-
14-Aug-02	01-Oct-04	30-Sep-08	8.20	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
14-Aug-02	01-Oct-05	30-Sep-08	8.20	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
14-Aug-02	01-Oct-06	30-Sep-08	8.20	1,000,000	-	-	1,000,000	-	-	-	-	-	-	-	-
01-Oct-02	01-Oct-02	01-Oct-05	5.10	946,000	-	-	-	270,000	7.36	676,000	676,000	1,081,600	1,081,600	1,377,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	6.62	50,000	-	-	-	50,000	7.83	-	-	-	-	331,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.30	10,000	-	-	-	10,000	7.62	-	-	-	-	53,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.24	40,000	-	-	40,000	-	-	-	-	-	-	-	-
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000	-	-	-	-	-	100,000	100,000	67,000	67,000	-	-
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000	-	-	-	-	-	40,000	40,000	-	-	-	-
01-Oct-03	01-Oct-03	01-Oct-06	6.03	180,000	-	-	-	80,000	6.85	100,000	100,000	67,000	67,000	482,400	Various
01-Oct-03	01-Oct-03	01-Oct-07	7.25	40,000	-	-	-	-	-	40,000	40,000	-	-	-	-
01-Nov-02	01-Nov-05	01-Nov-12	8.20	4,577,320	-	-	658,240	-	-	3,919,080	-	-	-	-	-
13-Oct-03	01-Nov-05	01-Nov-12	8.20	145,200	-	-	26,400	-	-	118,800	-	-	-	-	-
20-Oct-03	01-Nov-05	01-Nov-12	8.20	26,400	-	-	-	-	-	26,400	-	-	-	-	-
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000	-	-	-	-	-	100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000	-	-	-	-	-	100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000	-	-	-	-	-	100,000	100,000	-	-	-	-
01-Nov-02	30-Sep-03	01-Jul-07	7.40	892,500	-	-	60,000	60,000	7.73	772,500	772,500	-	-	444,000	Various
01-Nov-02	30-Sep-04	01-Jul-07	7.40	945,000	-	-	60,000	80,000	7.73	805,000	805,000	-	-	592,000	Various
23-Mar-04	23-Mar-07	23-Mar-10	7.87	671,000	-	-	189,510	-	-	481,490	-	-	-	-	-
24-Mar-04	24-Mar-07	24-Mar-10	7.87	5,263,500	-	-	1,102,305	-	-	4,161,195	-	-	-	-	-
31-May-04	24-Mar-07	24-Mar-10	7.87	20,000	-	-	2,200	-	-	17,800	-	-	-	-	-
02-Aug-04	02-Aug-07	02-Aug-10	6.84	-	5,861,500	23,300	250,000	-	-	5,588,200	-	-	-	-	-
02-May-05	02-Aug-07	02-Aug-10	6.84	-	60,000	-			-	60,000	-	-	-	-	-
				23,865,420	5,921,500	23,300	8,593,655	2,069,000		19,100,965	4,728,000	3,462,540	3,462,540	12,192,865

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

(e) Fair value of options granted

The fair value of each option is estimated on the date of grant, using a Black-Scholes option-pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the market condition criteria (where applicable), the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.  For the year ended 30 June 2006, the fair value at grant date was independently determined.  Historically, the fair value has been determined by a Directors’ valuation.  The following weighted average assumptions were used for grants made in the years to 30 June 2006 and 30 June 2005:

	2006	2005

Expected dividend yield (%)	5.00	4.70

Expected price volatility of the company’s shares (%)	22.00	20.00

Share price at grant date ($)	6.69	6.84

Exercise price ($)	6.78	6.84

Historical volatility (%)	22.00	20.00

Risk-free interest rate (%)	5.40	5.60

Expected life of option (years)	5.50	5.00

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes.  The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

For specific details of grant dates and exercise prices – refer Note 48(d).

(f) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	2006	2005
	$m	$m

Equity settled share based payment transactions
Options issued under employee option plan	3.3	4.4
Performance rights issued	0.2	-

Cash settled share based payment transactions
Cash settled share based payments	(0.7)	-
	2.8	4.4
Accruals and other creditors	2.6	-

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 48. SHARE BASED PAYMENTS continued

(g) Liabilities for share-based payments

	2006	2005
	$m	$m

Cash settled share based payments liability
Shares	1.6	-
Shares - Overseas	0.3	-
Options	0.7	-
	2.6	-

Intrinsic value for vested cash settled shares liability
Shares	1.5	-
Options	-	-
	1.5	-

Due to the exercise price for vested options being greater than the market value at 30 June 2006 ($6.68), fully vested cash settled share options have an intrinsic value of zero.

NOTE 49 EVENTS SUBSEQUENT TO BALANCE DATE

The following subsequent events have occurred since 30 June 2006:

1.               Acquisition of Shareholding in K Laser

On 3 July 2006 Amcor announced it had entered into an agreement to subscribe for new shares to purchase a 16.67% shareholding in K Laser China; a subsidiary of the Taiwan publicly listed K Laser Technology (HK) Company Ltd for a consideration of approximately $13.4 million (US$10 million).  Amcor has options to invest a further $20.1 million (US$15 million) in new shares and acquire existing shares for $16.9 million (US$12.6 million) to increase its shareholding in K Laser China to 50.1% over the next two years.

Amcor will also purchase 5.6 million new shares in K Laser Technology, for a consideration of $4.7 million (US$3.5 million), giving it a 4.2% shareholding in that company.  K Laser has an option to require Amcor to invest a further $11.0 million (US$8.2 million) in K Laser Technology over the next two years upon the exercise of Amcor’s options in K Laser China.

2.               Amcor Share Buy-back on Conversion of PRIDES

Amcor announced on 6 July 2006 that it intends to implement a share buy-back program to acquire shares equivalent to the number of new shares issued on conversion of the PRIDES.

Amcor’s PRIDES are convertible subordinated debt securities that pay a semi-annual coupon of 7.25% p.a. and give holders a right to convert into American Depository Receipts (ADRs) representing ordinary shares of Amcor at a prescribed conversion rate any time prior to 19 November 2006.  Any PRIDES not converted before 19 November 2006 become perpetual debt on that date and may be redeemed at Amcor’s election at face value at any time from that date.

Subject to market conditions and any adverse business or other developments impacting Amcor, it is also intended to immediately redeem any PRIDES that remain unconverted on 19 November 2006.

There were $243.2 million (US$181.6 million) of PRIDES on issue at 30 June 2006 compared to $308 million (US$230 million) at June 2005.  Approximately $64.3 million (US$48 million) in PRIDES were converted into approximately 10 million ordinary shares during June.

The conversion of all remaining PRIDES would result in the further issue of around 37 million Amcor ordinary shares at the exchange rate and share price prevailing around the date of this report.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 49 EVENTS SUBSEQUENT TO BALANCE DATE continued

3.               Amcor Fibre Packaging Australasia Restructuring

Amcor announced on 23 August 2006 a major restructuring to the fibre packaging business in Australasia to substantially improve earnings and returns.  The main components of this plan involve assessment of a new paper recycling mill, to be located in Botany, New South Wales, the closure of the small recycling paper mill, located in Spearwood, Western Australia and substantial restructuring in the corrugated box plants.  This will involve the closure of the plant at Box Hill, Victoria, and the upgrading of the two remaining Victorian plants.

4.               Third Party Claim

Cadbury Schweppes filed a proceeding in the Federal Court of Australia on 15 December 2006 against Amcor Limited and Amcor Packaging (Australia) Pty Ltd alleging cartel behaviour between Amcor and Visy (and related contract claims). Cadbury Schweppes claims damages and rectification of certain supply contracts. Although the amount claimed totals approximately $120 million, certain of the claims overlap.

The Cadbury Schweppes action filed appears to adopt portions of the ACCC’s proceedings in relation to the corrugated business. These allegations in the ACCC proceeding are yet to be proved in court and have been denied by Visy.

The Cadbury Schweppes action also alleges additional cartel conduct affecting certain supply contracts with Amcor and other matters in relation to various Amcor businesses. These extended allegations appear to be widely speculative.

Amcor will be vigorously defending these allegations and is considering making application to the Court for a strike-out at the appropriate time. The issues of liability and loss are extremely complex and need to be established as a basis for compensation. As the litigation could take some years it is too early for Amcor to determine with certainty on the probable outcome. It is not currently possible to determine the financial impact, if any, of the ultimate outcome.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(1) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(a) At the date of transition to AIFRS: 1 July 2004

		Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$m	$m	$m
Current assets
Cash and cash equivalents	(n)	131.0	17.3	148.3
Trade and other receivables	(a), (f), (n)	1,551.4	182.4	1,733.8
Inventories		1,369.6	-	1,369.6
Total current assets		3,052.0	199.7	3,251.7

Non-current assets
Investments accounted for using the equity method	(n)	6.7	-	6.7
Other financial assets	(b), (n)	88.0	(34.3)	53.7
Property, plant and equipment	(c), (d), (e), (g)	4,745.0	62.6	4,807.6
Deferred tax assets	(f)	238.8	162.5	401.3
Intangible assets	(e)	2,062.7	83.9	2,146.6
Other non-current assets		93.2	(1.1)	92.1
Total non-current assets		7,234.4	273.6	7,508.0

Total assets		10,286.4	473.3	10,759.7

Current liabilities
Trade and other payables	(d), (h)	1,831.1	5.9	1,837.0
Interest bearing liabilities	(a), (d)	728.5	201.0	929.5
Current tax liabilities		77.4	-	77.4
Provisions	(g)	339.7	(4.7)	335.0
		2,976.7	202.2	3,178.9

Non-current liabilities
Trade and other payables	(d), (h)	13.2	26.2	39.4
Interest bearing liabilities	(d)	1,776.2	172.8	1,949.0
Subordinated convertible securities		332.3	-	332.3
Deferred tax liabilities	(f)	388.5	196.7	585.2
Provisions	(g)	33.4	48.7	82.1
Retirement benefit obligations	(i)	58.5	267.7	326.2
Total non-current liabilities		2,602.1	712.1	3,314.2

Total liabilities		5,578.8	914.3	6,493.1

Net assets		4,707.6	(441.0)	4,266.6

Equity
Contributed equity	(b)	3,351.9	(33.9)	3,318.0
Reserves	(c), (j)	(349.2)	349.9	0.7
Retained profits	(l)	1,614.3	(757.1)	857.2
Total equity attributable to equity holders of the parent		4,617.0	(441.1)	4,175.9
Minority interest		90.6	0.1	90.7

Total equity		4,707.6	(441.0)	4,266.6

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(b) At the end date of the last reporting period under previous AGAAP: 30 June 2005

		Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$m	$m	$m
Current assets
Cash and cash equivalents	(n)	210.8	19.0	229.8
Trade and other receivables	(a), (f), (n)	1,685.9	138.8	1,824.7
Inventories		1,440.1	-	1,440.1
Total current assets		3,336.8	157.8	3,494.6

Non-current assets
Investments accounted for using the equity method	(n)	40.7	-	40.7
Other financial assets	(b), (n)	79.3	(26.5)	52.8
Property, plant and equipment	(c), (d), (e), (g)	4,400.1	26.7	4,426.8
Deferred tax assets	(f)	176.2	173.7	349.9
Intangible assets	(e)	1,766.9	231.1	1,998.0
Other non-current assets		98.9	(2.6)	96.3
Total non-current assets		6,562.1	402.4	6,964.5

Total assets		9,898.9	560.2	10,459.1

Current liabilities
Trade and other payables	(d), (h)	1,991.8	4.2	1,996.0
Interest bearing liabilities	(a), (d)	729.2	158.0	887.2
Current tax liabilities		82.5	-	82.5
Provisions	(g)	290.4	(1.1)	289.3
Total current liabilities		3,093.9	161.1	3,255.0

Non-current liabilities
Trade and other payables	(d), (h)	0.7	30.9	31.6
Interest bearing liabilities	(d)	1,747.8	169.5	1,917.3
Subordinated convertible securities		301.1	-	301.1
Deferred tax liabilities	(f)	292.8	224.5	517.3
Provisions	(g), (h)	44.9	55.0	99.9
Retirement benefit obligations	(i)	55.1	303.8	358.9
Total non-current liabilities		2,442.4	783.7	3,226.1

Total liabilities		5,536.3	944.8	6,481.1

Net assets		4,362.6	(384.6)	3,978.0

Equity
Contributed equity	(b)	3,348.1	(26.0)	3,322.1
Reserves	(c), (j)	(510.9)	362.7	(148.2)
Retained profits	(l)	1,446.9	(720.8)	726.1
Total equity attributable to equity holders of the parent		4,284.1	(384.1)	3,900.0
Minority interest		78.5	(0.5)	78.0

Total equity		4,362.6	(384.6)	3,978.0

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(2) Reconciliation of profit under previous AGAAP to profit under AIFRS for the year ended 30 June 2005

		Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$m	$m	$m

Sales revenue		11,099.6	-	11,099.6
Cost of sales	(c), (d), (g), (i)	(9,304.8)	20.6	(9,284.2)

Gross profit		1,794.8	20.6	1,815.4

Other income	(c), (h)	174.7	(90.9)	83.8
Sales and marketing expenses		(303.2)	0.2	(303.0)
General and administration expenses	(b), (e), (i)	(1,225.3)	164.5	(1,060.8)
Research and development costs		(39.7)	-	(39.7)
Share of net profit of associates		1.8	-	1.8

Profit from operations		403.1	94.4	497.5

Financial income	(k)	-	20.9	20.9
Financial expenses	(d), (g), (i)	(158.1)	(29.2)	(187.3)

Net finance costs		(158.1)	(8.3)	(166.4)

Profit before related income tax expense		245.0	86.1	331.1

Income tax expense	(f)	(58.8)	(13.9)	(72.7)

Profit after related income tax expense		186.2	72.2	258.4

Profit attributable to:
Members of Amcor Limited		173.2	72.1	245.3
Minority Interest		13.0	0.1	13.1

		186.2	72.2	258.4

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(3) Reconciliation of the cash flow statement under previous AGAAP to AIFRS for the year ended 30 June 2005

		Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$m	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services and sales tax)	(a)	10,936.7	42.0	10,978.7
Payments to suppliers and employees (inclusive of goods and services and sales tax)	(a),(d)	(9,900.0)	21.7	(9,878.3)
Dividends received		0.6	-	0.6
Other income received		71.3	-	71.3
Finance income received		20.6	-	20.6
Finance expenses paid	(a),(d)	(156.3)	(19.3)	(175.6)
Income taxes paid		(115.5)	-	(115.5)

Net cash from operating activities		857.4	44.4	901.8

Cash flows from investing activities
Repayment of loans by associated companies and other persons		4.8	-	4.8
Payments for controlled entities and businesses, net of cash		(45.5)	-	(45.5)
Payments for property, plant and equipment		(647.4)	-	(647.4)
Proceeds on disposal of controlled entities and businesses		10.8	-	10.8
Proceeds on disposal of property, plant and equipment		77.4	-	77.4

Net cash from investing activities		(599.9)	-	(599.9)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares		(3.3)	16.2	12.9
Proceeds from borrowings	(a)	3,719.0	157.0	3,876.0
Payments for shares bought back		-	(15.4)	(15.4)
Repayment of borrowings	(a),(d)	(3,504.3)	(202.1)	(3,706.4)
Principal lease repayments		(18.1)	-	(18.1)
Dividends and other equity distributions paid		(346.6)	-	(346.6)

Net cash from financing activities		(153.3)	(44.3)	(197.6)

Net increase/(decrease) in cash held		104.2	0.1	104.3
Cash and cash equivalents at the beginning of the financial year		121.1	-	121.1
Effects of exchange rate changes on cash and cash equivalents		(11.5)	(0.1)	(11.6)

Cash and cash equivalents at the end of the financial year		213.8	-	213.8

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(4) Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.  For details of transition adjustments made at 1 July 2005, refer Note 1(z).

(5) Notes to the reconciliations

(a)          Securitised receivables

Under AIFRS, securitised trade receivables have been recognised on balance sheet as the special purpose entity established for the securitisation is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the majority allocation of the expected risks and benefits in determining control.

The effect is:

(i)                                  At 1 July 2004

For the consolidated entity, current receivables and current interest bearing liabilities increased by $197.9 million.

(ii)                              At 30 June 2005

For the consolidated entity, current receivables and current interest bearing liabilities increased by $157.0 million.

In the cash flow statement, receipts from customers increased by $42.0 million, payments to suppliers decreased by $5 million, finance costs paid increased by $5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $157.0 million.

(b)          Share based payments

Under AASB 2 Share-based Payments, from 1 July 2004, the consolidated entity is required to recognise an expense for those options granted under Amcor employee share option plans after 7 November 2002 but that had not vested by 1 January 2005.  In addition, employee share loans are derecognised and adjusted against issued capital.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been a decrease in other financial assets of $34.3 million and a decrease in issued capital of $33.9 million, an increase in share based payments reserve of $0.7 million and a decrease in retained earnings of $1.1 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been a decrease in other financial assets of $26.5 million and a decrease in issued capital of $26.0 million and a decrease in retained earnings of $4.9 million and an increase in shared based payment reserve of $4.4 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $3.7million.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(c)          Property, plant and equipment

Property, plant and equipment is measured at cost or deemed cost under AIFRS.  On transition, the balance of the asset revaluation reserve was derecognised and adjusted against retained earnings.

Property, plant and equipment of the consolidated entity is affected by the following adjustments:

•                  The reversal of particular sale and leaseback arrangements which are not recognised as such for AIFRS, refer Note 50(d).

•                  Under AASB 116 Property, Plant and Equipment, the consolidated entity is required to expense start-up and relocation costs, and capitalise decommissioning costs into the cost of an asset as explained in Note 50(g).

•                  In addition, software costs previously recognised in plant and equipment are reclassified to intangible assets, refer Note 50(e).

•                  A change in the basis of impairment testing from a test of the recoverable amount of non-current assets using profit multiples and undiscounted cash flows, or discounted cash flows as deemed appropriate under AGAAP, to the AIFRS policy of testing the recoverable amount of cash generating units using discounted cash flows.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property plant and equipment of $62.6 million, a decrease in the asset revaluation reserve by $136.9 million and an increase in retained earnings of $199.5 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in property plant and equipment of $26.7 million and a decrease in the asset revaluation reserve of $130.2 million.

An amount of $69.2 million has been reclassified from other income to cost of sales.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(d)            Leases

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting.  The consolidated entity has recognised this transaction as a secured borrowing and the properties were reinstated on the balance sheet and recorded as an asset. Payments made under the relevant agreements are apportioned between interest expense and the loan liability.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $163.3 million, and an increase in non current interest bearing liabilities of $170.7 million and a decrease in current payables of $0.2 million, with a corresponding reduction in retained earnings of $7.2 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $161 million, and an increase in non current interest bearing liabilities of $168.3 million and a decrease in current payables of $0.4 million, with a corresponding reduction in retained earnings of $6.9 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1.9 million.

In the cash flow statement, interest paid increased by $14.3 million, repayment of borrowings increased by $2.4 million and payments to suppliers decreased by $16.7 million.

Operating leases

The consolidated entity, in applying AASB 117 Leases, recognises lease rental expense on a straight line basis where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in current lease payables of $4.2 million and non current payables of $3.3 million with a corresponding decrease in retained earnings of $7.5 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in current lease payables of $4.6 million and non current payables of $2.9 million.  Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.9 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1 million.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

(e)          Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet.  The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Business combinations that occurred on or after 1 July 2004 have been restated to comply with AIFRS.  All business combinations are accounted for using the purchase method.

In respect of acquisitions prior to transition date, goodwill is measured at its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria.  Goodwill and intangible assets with an indefinite useful life are not subject to amortisation, but are tested for impairment annually.

On transition, intangible assets including goodwill have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.

Certain software assets have been reclassified from property, plant and equipment to intangible assets on transition to AIFRS.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in other intangible assets of $83.9 million and a decrease in property, plant and equipment of an equivalent amount.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in other intangible assets of $115.8 million and a decrease in property, plant and equipment of an equivalent amount.  In addition, there has been an increase in goodwill of $127.2 million and a corresponding decrease in amortisation expense.

The consolidated entity utilised $10.5 million of previously unrecognised tax losses in the year ending 30 June 2005 which under AIFRS, on transition were recognised as a write-down in the value of goodwill.

(f)            Income taxes

Under previous AGAAP, deferred tax balances were determined using the income statement method, in which items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss. In addition, current and deferred taxes could not be recognised directly in equity.

The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax assets relating to the additional liabilities recorded under AIFRS for defined benefit plans and decommissioning provisions and an increase in deferred tax liabilities relating to revalued assets now carried at deemed cost, previously unrecognised securitised assets and an additional liability due to deductible goodwill.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in deferred tax assets of $162.5 million, an increase in deferred tax liabilities of $196.7 million and a decrease in retained earnings of $34.2 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in deferred tax assets of $173.7 million and an increase in deferred tax liabilities of $224.5 million.  Income tax expense for the year has increased by $13.9 million.

(g)                     Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located is recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists.   At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows.  Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition.  Under previous AGAAP, the costs of restoration were not recognised until the expenditure was incurred.   Under AIFRS, a provision for restoration costs is recognised over the period of the lease and is measured as the expected cost of restoration at each reporting date.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $19.9 million, an increase in provisions $52.4 million and a decrease in retained earnings of $32.5 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $17.4 million, an increase in provisions $52.3 million and, including the effect of foreign currency translation, retained earnings has decreased by $37 million. The increase in depreciation and interest expense has reduced net profit before income tax expense by $3.9 million for the year ending 30 June 2005.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

h)             Government grants

Under previous AGAAP, contributions from government grants to the acquisition of assets were recognised as revenue at the fair value of the grant received, when the consolidated entity gained control of the contribution.  Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in trade and accounts payable of $20.2 million with an equivalent reduction in retained earnings.  .

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in trade and accounts payable of $28 million, a decrease in current receivables of $2.7million and, including the effect of foreign currency translation, retained earnings has decreased by $32.4 million.  The impact on other income for the year ending 30 June 2005 is $9.6 million.

i)                Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to 1 July 2004 are recognised directly in retained earnings.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in defined benefit obligations of $267.7 million, resulting in a total defined benefit obligation of $326.2 million.  In addition $2.6 million of surplus plan assets were recognised resulting in a total reduction in retained earnings of $265.1 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in defined benefit obligations of $303.8 million, an increase in surplus plan assets of $0.4 million and a total reduction in retained earnings of $334 million.   The impact on net profit before income tax expense for the year ended 30 June 2005 is an increase in expenses of $10.4 million.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

j)                Foreign currency

The consolidated entity elected under AASB 1 to reset the Exchange Fluctuation Reserve (EFR) balance under AGAAP at 1 July 2004 to nil.  For the consolidated entity, at 1 July 2004 an amount of $486.1 million has been reclassified from EFR to retained earnings.  This adjustment resulted in a $469.3 million reclassification at 30 June 2005.

For the consolidated entity, $6.1 million of EFR was taken direct to retained earnings under AGAAP. This entry was reversed under AIFRS, as the balance of EFR was taken to retained earnings at 1 July 2004.

k)            Finance income

Finance income has been reclassified from other income in the income statement. This resulted in a reclassification of $20.9 million for the consolidated entity and $323.1 million for the company, to finance income for the year ended 30 June 2005.

l)                Retained earnings

The impact of the transition to AIFRS on retained earnings is summarised below:

		1 July 2004	30 June 2005
	Notes	$m	$m

AIFRS reconciliation:
- transfer from asset revaluation reserve	(c)	136.9	130.2
- transfer from exchange fluctuation reserve	(j)	(486.1)	(469.3)
- recognition of deficits in defined benefit plans and actuarial gains and losses	(i)	(265.1)	(334.0)
- AGAAP amortisation of goodwill	(e)	-	127.2
- recognition of the net impact of decommissioning provisions	(g)	(32.5)	(37.0)
- derecognition of start up and relocation costs	(c)	(34.9)	(37.7)
- lease adjustments	(d)	(14.7)	(15.8)
- deferral of government grants	(h)	(20.2)	(32.4)
- tax loss utilisation charge to goodwill	(e)	-	(10.5)
- other adjustments		(6.3)	(6.2)
- taxation effect of above adjustments	(f)	86.8	94.0
- other tax adjustments	(f)	(121.0)	(129.3)

Total adjustment to retained earnings		(757.1)	(720.8)

m)          Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the net profit after income tax expense from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share, calculated on the AIFRS adjusted results, compared to the previous AGAAP results are:

	AGAAP 30 June 2005	AIFRS 30 June 2005
Basic EPS from continuing operations:	13.8	22.0
Diluted EPS from continuing operations:	13.7	21.9

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS continued

n)    Reclassification of balance sheet line balances

Short term deposits were reallocated from trade and other receivables to cash and cash equivalents on transition to AIFRS.  For the consolidated entity, $17.3 million was reclassified at 1 July, 2004 and $19 million at 30 June 2005.  No reclassification was required for the company.

Investments accounted for using the equity method have been separately disclosed on the face of the balance sheet. This has been reclassified from the AGAAP balance sheet category ‘other financial assets’.

Non current receivables, as disclosed under AGAAP, are included in non current other financial assets under AIFRS.

o)     Reclassification of cash flow statement line items

In the consolidated entity, payments relating to share buybacks have been separately disclosed in the cash flow statement and reallocated from proceeds from share issues, convertible securities and calls on partly-paid shares.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP

The financial statements of the consolidated entity are prepared in accordance with AIFRS (refer Note 1), which differs in certain significant respects from accounting principles generally accepted in the United States of America (‘US GAAP’).  The financial analyses and reconciliations presented in this note represent the financial information which would be required if US GAAP had been applied instead of AIFRS.

Reconciliation to US GAAP

The following is a summary of the major differences to consolidated net income for the years ended June 30, 2006 and 2005 that would be required if US GAAP had been applied instead of AIFRS.

			For the Years Ended June 30 (in millions of A$)
	Note		2006	2005

Consolidated Statements of Income
AIFRS profit attributable to members of Amcor Ltd			351.3	245.3
Add back loss from discontinued operations			37.4	19.2
AIFRS after tax profit from continuing operations			388.7	264.5
Property, plant and equipment	51	(II)(a)	(13.1)	40.8
Onerous contracts	51	(II)(b)	(11.2)	5.5
Pension plans	51	(II)(c)	(21.7)	(15.7)
Goodwill	51	(II)(d)	10.1	6.4
Employee share schemes	51	(II)(e)	(3.2)	(2.8)
Financial Instruments	51	(II)(f)	(17.6)	(1.9)
PACRS	51	(II)(h)	0.3	(62.1)
Restructuring	51	(II)(j)	11.2	17.9
Investment in Associate -Vision Grande	51	(II)(k)	(24.6)	-
Other minor adjustments	51	(II)(l)	(0.1)	(2.3)
Tax effect of above adjustments, net			10.4	5.1
Differences in application of GAAP on taxes	51	(II)(i)	(8.4)	(13.2)
Net income from continuing operations			320.8	242.2

Loss from discontinued operations, net of income taxes according to US GAAP	51	(II)(m)	(166.2)	(36.5)
Net income in accordance with US GAAP			154.6	205.7
Other comprehensive income/(loss), net of taxes:
Foreign currency translation adjustment	51	(II)(p)	222.1	(175.0)
Unrealized gains/(losses) on available for sale investments, net of tax expense of $0.5 million (net of tax benefit 2005 $1.0 million)			(0.6)	(2.3)
Pension plan additional minimum liability, net of tax (expense)/benefit of ($9.5) million (2005 $15.4 million)	51	(II)(c)	21.5	(34.9)
Total other comprehensive income/(loss)			243.0	(212.2)
Comprehensive income/(loss) according to US GAAP			397.6	(6.5)

Foreign currency translation gains (losses) reclassified to net income was A$(104.7) million, A$ (4.8) million million for the years ended June 30, 2006 and 2005, respectively.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

		For the Years Ended June 30 (in millions of A$, except for share and per share data)
		2006	2005

Accumulated other comprehensive loss balances (net of taxes):
Foreign currency translation adjustment	51(II)(p)	(448.8)	(670.9)
Unrealized gains/(losses) on available for sale investments, net of tax benefit of zero (net of tax benefit 2005 $0.3 million)		(1.8)	(1.2)
Pension plan additional minimum liability, net of tax benefit of $22.4 million (2005 $31.9 million)	51(II)(c)	(52.0)	(73.5)
Total accumulated other comprehensive loss		(502.6)	(745.6)

Earnings per share calculation according to US GAAP

Net profit from continuing operations		320.8	242.2
Effect of assumed conversion		14.9	-
Diluted net profit from continuing operations		335.7	242.2

Reconciliation of average number of shares
Basic average number of shares (m’s)		879.7	879.0
Effect of partly paid shares (m’s)		0.1	0.1
Effect of employee options (m’s)		0.3	1.4
Effect of convertible securities (m’s)		48.8	-
Dilutive average number of shares (m’s)		928.9	880.5

Basic earnings per share calculated in accordance with US GAAP
- from continuing operations		$0.36	$0.28
- from discontinued operations		($0.18)	($0.05)
Net income		$0.18	$0.23

Dilutive earnings per share calculated in accordance with US GAAP:
- from continuing operations		$0.36	$0.28
- from discontinued operations		($0.18)	($0.05)
Net income		$0.18	$0.23

Excluded from the computation of diluted earnings per share above is the following table of potential common shares:

	(in millions)	(in millions)
Potential common shares (1)	85.3	144.8
Options over common shares (2)	10.7	15.9

(1)

The 7.25% Undated Subordinated Convertible Unsecured Notes and the Perpetual Amcor Convertible Reset Securities (PACRS) are considered to be potential common stock and have been included in the computation of diluted earnings per share to the extent they are dilutive.

(2)	Options over common shares have been included in the computation of diluted earnings per share when the average market price of common shares exceeds their exercise price.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

The following are the differences in the consolidated balance sheet, specifically total assets, as at June 30, 2006 and 2005 that would be required if US GAAP had been applied instead of AIFRS.

			At June 30 (in millions of A$)
	Note		2006	2005

Consolidated Balance Sheets

Total Assets reported using AIFRS			10,155.5	10,459.1
Property, plant and equipment	51	(II)(a)	(131.3)	(105.0)
Pension plans	51	(II)(c)	80.5	46.9
Goodwill	51	(II)(d)	521.2	494.2
Financial instruments	51	(II)(f)	38.0	6.6
Business combinations	51	(II)(g)	(94.5)	(88.0)
PACRS	51	(II)(h)	0.5	3.2
Differences in application of US GAAP on deferred taxes	51	(II)(i)	44.1	(25.1)
Restructuring	51	(II)(j)	-	-
Investment in Associate -Vision Grande	51	(II)(k)	(65.4)	-
Other minor adjustments	51	(II)(l)	(3.5)	(3.8)
Deferred tax effect of above adjustments			(9.1)	4.5
Total Assets according to US GAAP			10,536.0	10,792.6

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

The following is a summary of the major adjustments to consolidated shareholders’ equity as at June 2006 and 2005 that would be required if US GAAP had been applied instead of AIFRS.

		At June 30 (in millions of A$)
	Note	2006	2005

Consolidated Shareholders’ Equity at Year End

Shareholders’ Equity reported using AIFRS		3,520.4	3,900.0
Property, plant and equipment	51 (II)(a)	(147.8)	(121.2)
Onerous contracts	51 (II)(b)	11.7	22.9
Pension plans	51 (II)(c)	218.8	228.4
Goodwill	51 (II)(d)	471.0	442.6
Financial instruments	51 (II)(f)	27.5	(18.1)
Business combinations	51 (II)(g)	(75.7)	(70.3)
PACRS	51 (II)(h)	11.0	(597.8)
Differences in application of GAAP on deferred taxes	51 (II)(i)	44.1	76.0
Restructuring	51 (II)(j)	30.5	17.4
Investment in Associate - Vision Grande	51 (II)(k)	(65.4)	-
Other minor adjustments	51 (II)(l)	(0.4)	(4.7)
Income tax effect of above adjustments		6.4	9.0
Shareholders’ Equity according to US GAAP		4,052.1	3,884.2

Roll Forward Analysis of Shareholders’ Equity under US GAAP

Opening shareholders’ equity according to US GAAP	3,884.2	4,169.6
Net income in accordance with US GAAP	154.6	205.7
Exercise of employee options	20.9	7.8
Other comprehensive income / (loss)	243.0	(212.2)

Employee share scheme compensation expense	5.6	7.3
Ordinary shares issued	121.5	11.6
Share buy back	(57.8)	(15.4)
Redemption of PACRS1	(21.1)	-
Final 2005 dividend paid 28 September 2005	(149.3)	(140.6)
Interim 2006 dividend paid 31 March 2006	(149.5)	(149.6)
Closing shareholders’ equity according to US GAAP	4,052.1	3,884.2

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

I) Basis of Presentation

Consolidated Cash Flow Statements

The Consolidated Cash Flow Statement on page F-5, prepared in accordance with AIFRS (in accordance with IAS 7/AASB 107) presents substantially the same information that is required under US GAAP.  However a difference exists between AIFRS and US GAAP with regard to the definition of cash and cash equivalents.

The definition of cash and cash equivalents under US GAAP is similar to AIFRS, except bank overdrafts are not included in cash and cash equivalents and as a result movements in the balances of overdrafts are classified as financing cash flows.

Foreign Currency Translation

The consolidated entity translates the financial statements of subsidiaries in hyper-inflationary economies in accordance with International Accounting Standard No.21 “The effects of changes in foreign exchange rates” as amended in 1993, using the historical cost-constant currency approach.  Such amounts presented comply with financial statement requirements of Form 20-F and are different from that required by US GAAP.

The consolidated entity made an adjustment to the foreign currency translation loss included in the other comprehensive loss as previously reported in 2005, to properly present the translation adjustment.  As a result, an adjustment of $4.8 million has been recorded to increase the foreign currency translation loss and other comprehensive loss.  The other comprehensive loss was previously presented as $1.7 million, and the adjustment of $4.8 million results in an adjusted other comprehensive loss of $6.5 million.

Adoption of new standard

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No. 20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principles and correction of errors. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so.  The consolidated entity has early adopted this standard effective for the year ending 30 June 2006.  This standard is consistent with the entity’s accounting policy under AIFRS and there was no impact of adopting this standard.

In December 2004, the FASB issued SFAS No. 123 Revised (SFAS 123R), ‘Share-Based Payment”. SFAS 123R revises SFAS 123 and supersedes Accounting Principles Board opinion 25. SFAS 123R requires all share-based payment transactions to be recognised at fair values in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R was applicable to Amcor from 1 July 2005. There was no significant effect on the US GAAP accounting for share-based payments as a result of adopting this standard.

Deferred Taxes

The consolidated entity made an adjustment to total assets previously reported in 2005 to properly classify deferred tax assets.  Previously, $284.4 million of deferred tax assets were netted against deferred tax liabilities on a consolidated basis rather than on a tax jurisdiction basis as required by US GAAP.  As a result, these deferred tax assets should have been reported in total assets.  This adjustment has no effect on the previously reported amounts of net income, comprehensive income, total equity, cash flows, or segment results.  Total assets were previously reported as $10,508.2 million.  The adjustment of $284.4 million results in adjusted assets of $10,792.6 million.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

II) US GAAP Adjustments

(a)     Property, Plant and Equipment

Revaluations

Certain land, land improvements and buildings have been revalued by the consolidated entity at various times in prior financial periods.  These revaluation increments and decrements have overall increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on an historical cost basis.  Where assets have been devalued below cost, these write-downs have been taken to profit and loss.  US GAAP adjustments eliminate the effects of these items and consequently adjust depreciation to reflect the difference in carrying value of property, plant and equipment.

On adoption of AIFRS the carrying value of the previously revalued assets under AGAAP was deemed to be cost.  As a result this difference in carrying amounts between US GAAP and AIFRS will become a permanent adjustment.

The above differences in asset carrying values also causes differences in reported gains and losses on the sale of property, plant and equipment.  Gains and losses for AIFRS are based on consideration less deemed cost net of accumulated depreciation.  For US GAAP purposes, gains and losses are determined having regard to depreciated historical cost.

Sale and leaseback transactions where less than substantially all of the use of the property was retained

Certain properties were sold during the years ended June 30,  2005 and leased back under operating lease agreements.  All of the profit was recognised at the date of sale under AIFRS as the sale was considered to be at fair value.  For US GAAP purposes, however, as more than a minor part but not substantially all of the use of the property was retained, profit in excess of the present value of the minimum lease payments has been recognised at the date of sale, while the balance has been deferred and will be amortised over the life of lease against the future operating lease payments.

Impairment Groups

During the year ended June 30, 2006, under AIFRS asset impairments of $66.8 million (2005: $227.0 million) were booked.  Impairment assessments were made on a discounted cash flow basis and included the impact of revaluations in the carrying value of assets.  For US GAAP reporting purposes $24.7 million (2005: $60.6 million) of this impairment was reversed on the basis that it either related to the AIFRS revalued component of assets or that under the requirements of SFAS 144 ‘Accounting for the impairment on disposal of long-lived assets’ in the first instance on an undiscounted basis the assets were not impaired.  The reversal of impairments effects depreciation which is then higher under US GAAP compared to AIFRS.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments:

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

Revaluations
Depreciation effect	0.7	0.7	52.1	50.8	52.1	50.8
Gain on disposal	-	3.9	-	-	-	3.9
Adjustment to revaluation surplus	0.8	-	(208.1)	(216.4)	(208.2)	(220.2)

Sale & Leaseback – Profit on sale not recognised	0.2	(9.0)	-	-	(16.4)	(16.4)

Impairment groups	(14.8)	45.2	24.7	60.6	24.7	60.7

Total Property, Plant and Equipment adjustments	(13.1)	40.8	(131.3)	(105.0)	(147.8)	(121.2)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(b)    Onerous contracts

Under AIFRS, provisions for future operating losses are prohibited.  However, Amcor does recognise a provision for onerous contracts where the unavoidable costs of meeting the consolidated entity’s obligation under these contracts exceeds the economic benefits expected to be received.

Under US GAAP, a liability for costs to terminate contracts before the end of their term is recognised and measured at fair value when the entity terminates the contract.  In addition, when the entity ceases to use the right conveyed by the contract, a liability is recognised for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments:

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

Onerous contracts
Reversal of provision and recognition of current year expense	(11.2)	5.5	-	-	11.7	22.9

Total Provisions adjustments	(11.2)	5.5	-	-	11.7	22.9

(c)     Pension Plans

Under AIFRS the defined benefit pension expense comprises current and past service costs, interest cost on defined benefit obligations and the effect of curtailments or settlements, net of expected returns on plan assets.  Actuarial gains and losses are charged or credited to equity.  Pension assets or liabilities are recognised in the balance sheet in full, adjusted for any future taxes that are funded by the entity.

Under US GAAP the cost of providing defined benefit pension plans is determined on a consistent basis with AIFRS, except that actuarial gains and losses are recognised systematically through net income.  The net assets or liabilities arising from pension and post-retirement benefit schemes are also measured consistent with AIFRS.

The consolidated entity is not a party to any material agreements with its employees in respect of post retirement or other compensation benefits (other than pension plans) except for those amounts which are provided for in the financial statements in accordance with various statutory entitlements.

As a result of the acquisition of AFE A/S and Schmalbach-Lubeca in 2003, certain liabilities for accrued benefit costs were recorded for US GAAP purposes, with a corresponding adjustment to goodwill.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

Pension plans
Prepaid/(accrued) pension costs	(21.7)	(15.7)	70.7	37.1	229.5	258.4
Recognition of minimum liability:
Other comprehensive income adjustment	-	-	-	-	(51.9)	(73.5)
Intangible assets recognized	-	-	9.8	9.8	9.8	9.8
Acquired funds	-	-	31.4	33.7	31.4	33.7

	(21.7)	(15.7)	111.9	80.6	218.8	228.4
Less: Goodwill included in Note 51(II)(d)			(31.4)	(33.7)

Total Pension Plan adjustments	(21.7)	(15.7)	80.5	46.9	218.8	228.4

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(d)   Goodwill

Amortisation and impairment of goodwill

Prior to 1989 under AGAAP, goodwill was written off in the year of acquisition.  For US GAAP purposes this goodwill has been reinstated. Under AGAAP, and subsequent to 1989, acquired goodwill was amortized in equal instalments over a maximum of 20 years.

As from, 1 July 2004, the consolidated group adopted AIFRS.  Under AIFRS, goodwill is assessed for impairment. On adoption of AIFRS, the consolidated entity reversed previously amortised goodwill from July 1 2004 to restate the comparative period to be in compliance with AIFRS.

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

Therefore, although the treatment of goodwill has been aligned under AIFRS and US GAAP, there is a permanent difference arising from the previous write off and amortisation of goodwill under AGAAP up to 1 July 2004 which was not reversed on adoption of AIFRS.

The realization of previously unrecognized tax losses results in an adjustment to goodwill under both AIFRS and US GAAP.  Under AIFRS this charge is recognized in gross profit whereas for US GAAP it is included in tax expense $10.1 million (2005: $9.9 million).

Pre-acquisition costs

Included in goodwill is an adjustment to expense $6.7 million of pre-acquisition costs related to the acquisition of Schmalbach-Lubeca, which were capitalised under previous AGAAP but expensed for US GAAP.  This will continue to be a permanent difference between AIFRS and US GAAP.

The impact of the above GAAP differences on gross profit, assets and shareholders’ equity is as follows:

	For Years Ended June 30 (in millions of A$)
	Gross profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005
Adjustment for:
- Schmalbach pre-acquisition costs	-	-	(6.7)	(6.5)	(6.7)	(6.5)
- Pensions (Note 51(II)(c))	-	-	31.4	33.7	-	-

Impairment of Goodwill	-	-	-	(25.0)	-	(25.0)

Reinstatement and tax loss utilization impact on goodwill	10.1	6.4	496.5	492.0	477.7	474.1

Total Goodwill Adjustments	10.1	6.4	521.2	494.2	471.0	442.6

(e)     Employee Share/Option Schemes

Under AIFRS, compensation expense for equity instruments issued is calculated at fair value.  Where instruments have been issued subject to performance hurdle terms and conditions being satisfied, the compensation expense has been adjusted to reflect the likelihood of hurdle conditions being met.  In accordance with AIFRS transitional provisions, compensation expense has not been recognized for equity instruments granted before 7 November 2002 and vested before 1 January 2005.  These transition provisions are not applicable for US GAAP purposes.  Accordingly a reconciling difference is recorded in respect of the instruments granted before 7 November 2002.

To recognize compensation expense in accordance with US GAAP, the consolidated entity has prospectively applied, effective July 1, 2005,  the recognition and disclosure requirements of SFAS 123R (revised 2004) ‘Share-Based Payments’.  Accordingly, compensation expense for all options issued in the current financial year is calculated in accordance with the “fair value” requirements of SFAS 123R using an option pricing model.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(e)     Employee Share/Option Schemes (cont’d)

Where options have been issued subject to performance hurdle terms and conditions being satisfied, the compensation expense has been adjusted to reflect the likelihood of hurdle conditions being met.

For the year ended 30 June 2005, to recognise compensation expense in accordance with US GAAP, the consolidated entity prospectively applied, effective July 1, 2002, the recognition and disclosure requirements of SFAS 123 ‘Accounting for Stock Compensation’, as amended by SFAS 148 ‘Accounting for Stock Compensation – Transition and Disclosure’. Accordingly, compensation expense for all options issued in the previous financial year was calculated in accordance with the “fair value” requirements of SFAS 123 using a Black-Scholes option pricing model. Where options were issued subject to performance hurdle terms and conditions being satisfied, the compensation expense was adjusted to reflect the likelihood of hurdle conditions being met.

The costs incurred in maintaining these employee share schemes are charged as a compensation expense for US GAAP reporting purposes.  Under AIFRS, these costs are offset against shareholders’ equity.

The impact of the above GAAP differences on gross profit, assets and shareholders’ equity is presented in the table below.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

Employee Share Schemes
Compensation expense
Options	(0.9)	(0.4)	-	-	-	-
Shares issued for nil consideration	(0.5)	(0.8)	-	-	-	-
Cash settled employee entitlements	(1.0)	-	-	-	-	-
Costs of maintenance	(0.8)	(1.6)	-	-	-	-

Total Employee Share Scheme adjustments	(3.2)	(2.8)	-	-	-	-

At June 30, 2006 the total compensation cost related to non-vested awards not yet recognised was $5.0m. The periods over which this compensation cost is expected to be recognized are as follows: 1 year ($3.4m), 1-2 years ($0.6m), 2-3 years ($0.5m), 3-4 years ($0.4m) and 4-5 years ($0.1).

(f)    Financial Instruments

Hedging and Derivatives

The nature of the consolidated entity’s business activities involves the management of various financial and market risks, including those related to currency exchange rates, interest rates and commodity prices.  The consolidated entity uses derivative financial instruments to mitigate or eliminate certain of those risks.

Previously under AGAAP, derivative financial instruments may have had hedge accounting treatment applied if the hedging derivatives were effective in reducing the exposure being hedged and were designated as a hedge at the inception of the contract.  Hedging derivatives were accounted for in a manner consistent with the accounting treatment of the hedged items.

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

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(f)     Financial Instruments (cont’d)

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

As of 1 July 2005, the consolidated entity adopted AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, refer note 1(z).

The hedge designation requirements under SFAS 133 vary in certain respects from previous AGAAP and as a result, the consolidated entity did not met the relevant requirements under US GAAP for cash flow, fair value and net investment hedges to qualify for hedge accounting criteria under US GAAP.  Under US GAAP, derivatives that do not qualify for hedge accounting are accounted for at fair value with gains and losses recorded in current earnings.  Derivatives which qualified for hedge accounting under AIFRS did not meet the requirements for hedge accounting under US GAAP due to more stringent requirements around documenting hedge ineffectiveness.

In 2002, the consolidated entity purchased a foreign currency hedge to fund the acquisition of Schmalbach-Lubeca.  Upon settling the hedge, the consolidated entity realized a gain.  For previous AGAAP purposes, as this was designated as a specific hedge, the gain was applied to the purchase consideration and resulted in the recognition of goodwill on the acquisition at the lower, hedged foreign exchange rate.

However, as noted above, for US GAAP reporting purposes the consolidated entity did not satisfy the relevant hedge accounting criteria.  Therefore the purchase consideration for the Schmalbach-Lubeca acquisition was valued at the relevant market rate, and the gain on the hedge was recognised in net income.

For the year ended June 30, 2002 while the US dollar net investment hedging for the Consolidated Entity was assessed as effective for previous AGAAP reporting purposes, under the specific criteria for correlation as set out in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’  an amount was assessed as ineffective.  This created a permanent difference when reconciling AIFRS to US GAAP.

Loan origination and securitised property costs

Under AIFRS loan origination and securitised property costs are netted against the liability recorded and amortised over the life of the loan using the effective interest rate method.  Under US GAAP the loan origination and securitised property costs are recorded as a separate deferred asset and amortised on the same basis as under AIFRS.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(f)     Financial Instruments (cont’d)

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

Net market value of derivatives
Recognition and movement in the net market value of derivatives	13.4	(3.1)	-	(1.5)	-	(16.3)
Net deferred hedge gains/(losses) brought to account	(31.0)	2.6	-	(35.4)	-	(34.1)

Deferred gain on hedge
Recognition of hedge gain	-	-	31.3	35.6	31.3	35.6

Loan origination and securitised property costs	-	(1.4)	6.7	7.9	-	0.5

Net investment hedge	-	-	-	-	(3.8)	(3.8)

Total Financial Instruments adjustments	(17.6)	(1.9)	38.0	6.6	27.5	(18.1)

(g)    Business Combinations

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

This will continue to be a permanent difference between AIFRS and US GAAP.

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

During the year ended June 30, 2004, the remaining portion of the provision for restructuring the operations of AFE A/S was utilised.  This provision was recorded as a liability upon the acquisition of this business under the previous AGAAP.  The restructuring activities involved various plant closures, plant rationalizations and reductions in employee numbers.  While the US GAAP criteria for accruing costs associated with business restructurings are fundamentally consistent with those of previous AGAAP, it contains specific qualifying criteria, and where these criteria were not satisfied an adjustment to the restructuring provision was recorded.

This will continue to be a permanent difference between AIFRS and US GAAP.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(g)    Business Combinations (cont’d)

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

This will continue to be a permanent difference between AIFRS and US GAAP.

The following amounts relate to the July 1, 2003 AFE A/S transaction, whereby the remaining minority interest shareholding was acquired for $165.1 million:

Minority Interest Acquisition

As noted above under ‘Restructuring provision adjustments’ and ‘Other fair value adjustments’, a portion of these items established under the previous AGAAP against goodwill were disallowed for US GAAP.  Through expensing these items, a cumulative $19.6 million of expenses were attributed to minority interest from the time of the initial acquisition on June 29, 2001 through to the acquisition of the minority interest on July 1, 2003.  Consequently the goodwill arising under US GAAP on the acquisition of the minority interest was $19.6 million higher than under the previous AGAAP.

This will continue to be a permanent difference between AIFRS and US GAAP.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

June 29, 2001 AFE Merger
Gains on sale of assets	-	-	8.8	8.1	8.8	8.1
Restructuring provisions disallowed under US GAAP	-	-	(103.9)	(96.8)	(73.9)	(68.5)
Other fair value adjustments	-	-	(20.2)	(18.9)	(10.6)	(9.9)

Total June 29, 2001 AFE Transaction adjustments	-	-	(115.3)	(107.6)	(75.7)	(70.3)

July 1, 2003 AFE Transaction
Minority interest acquisition	-	-	20.8	19.6	-	-

Total June 30, 2003 AFE Transaction adjustments	-	-	20.8	19.6	-	-

Total Business Combination adjustments	-	-	(94.5)	(88.0)	(75.7)	(70.3)

(h)    Perpetual Non-cumulative Subordinated Convertible Reset Unsecured Notes (“PACRS”)

For the year ended 30 June 2005 the PACRS were classified as equity for AIFRS purposes.  As of 1 July 2005, the consolidated entity adopted AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, refer note 1(z).   The effect of adopting these standards was to reclassify the PACRS as debt.

These instruments are classified as debt for US GAAP purposes.  Therefore this balance sheet classification difference exists only for the period ended 30 June 2005.

The PACRS are considered to have beneficial conversion features, as PACRS holders are able to convert the PACRS into Amcor Limited shares at a discount to the market value of Amcor Limited shares. For the year ended 30 June 2006 for AIFRS purposes, the conversion discount has been offset against the carrying value of the PACRS at amortised cost. Over the life of the PACRS, these amounts are recognised in the income statement using the effective interest method. For US GAAP purposes, the beneficial conversion features have been recorded by allocating a portion of the proceeds equal to their intrinsic value to additional paid-in capital (equity). The debt discount resulting from this allocation of proceeds to the beneficial conversion features is recognised as interest expense over the minimum period from the date of issuance to the earliest conversion date.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(h)     Perpetual Non-cumulative Subordinated Convertible Reset Unsecured Notes (“PACRS”) (cont’d)

In addition, under AIFRS, for the year ended 30 June 2006, the transactions costs associated with the PACRS have been netted off against the liability.  Under US GAAP these costs have been recorded as a separate deferred asset.  There is no effect on US GAAP net income for this difference.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity
	2006	2005	2006	2005	2006	2005

PACRS
Reclassification of balances	-	-	13.3	13.3	-	(596.6)
Amortization of capitalized transaction costs	-	(2.9)	(12.8)	(10.1)	-	(10.1)
Interest expense recorded as distribution under AIFRS	-	(52.3)	-	-	-	-
Beneficial conversion feature	-	-	-	-	11.0	32.1
Amortization of beneficial conversion feature	0.3	(6.9)	-	-	-	(23.2)

Total PACRS adjustments	0.3	(62.1)	0.5	3.2	11.0	(597.8)

(i)      Income Taxes

The consolidated entity applies SFAS 109 ‘Accounting for Income Taxes’ in preparing its US GAAP information.  Accounting for income taxes under AIFRS is under the balance sheet method, and is consistent in all major respects to SFAS 109.

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

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  A valuation allowance is provided against the deferred tax asset for the portion of that asset that is not likely to be realized based on management’s assessment of future taxable income.  During the year there was a decrease in the valuation allowance of $23.2million (2005 increase $47.0 million).  As at June 30, 2006, a valuation allowance of $250.4million (2005 $273.6million) has been provided against deferred tax assets.  This valuation allowance relates to carried forward tax losses and timing assets.

The consolidated entity acquired tax-effected $150.8 million in carried forward net operating losses (calculated at June 30, 2006 rates of exchange) as part of the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. During the year, $10.1 million (calculated at June 30, 2006 rates of exchange) (2005 $9.9 million) of these carried forward tax losses were realized.  To date $40.9 million (2005 $30.8 million) calculated at June 30, 2006 rates of exchange of carried forward losses have been utilized.  For AIFRS purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense. The realization of these tax losses has resulted in a corresponding adjustment to goodwill.  Under US GAAP the adjustment to Goodwill is recognized in tax expense, whereas under AIFRS the adjustment is recognized in gross profit.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses at June 30, 2006 are $109.8million (2005 $119.9 million at June 30, 2006 rates of exchange).  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(i)      Income Taxes (cont’d)

The consolidated entity has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2006 and prior years because the consolidated entity currently does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.  A deferred tax liability will be recognized when the consolidated entity is no longer able to demonstrate that it plans to permanently reinvest the undistributed earnings.  The determination of the unrecognized deferred tax liability is not practicable.

Income tax expense

For the year ended June 30, 2006 $85.3 million profit (2005 $106.2 million profit) of the total US GAAP pre tax profit from continuing operations of $438.8 million profit (2005 $336.9 million profit) relates to domestic operations, whilst the balance of $353.5 million profit (2005 $230.7 million profit) relates to foreign operations.  Income tax expense attributable to income from continuing operations calculated in accordance with US GAAP consists of:

	(in millions of A$)
	Current	Deferred	Total

Year ended June 30, 2006
Domestic	21.3	(3.8)	17.5
Foreign jurisdiction	76.4	6.5	82.9

	97.7	2.7	100.4
Year ended June 30, 2005
Domestic	(9.6)	40.6	31.0
Foreign jurisdiction	68.1	(8.4)	59.7

	58.5	32.2	90.7

Income tax expense from continuing operations attributable to income was $100.4 million and $90.7 million for the years ended June 30, 2006 and June 30, 2005 respectively and differed from amounts computed by applying the Australian income tax rate of 30% to pre-tax income as a result of the following:

	Years Ended June 30
	(in millions of A$)

	2006	2005

Computed “expected” tax expense	131.6	101.1
Increase/(reduction) in income taxes resulting from;
Different overseas tax rates	12.8	(9.8)
Capital structures	(66.9)	(41.6)
Amortization/write down of goodwill	(1.7)	(4.3)
Change in estimate of prior year tax provision	(11.9)	(10.3)
Utilisation of tax losses and recognition of previously unbooked deferred tax liabilities, fully provided deferred tax assets and tax losses	(12.3)	26.0
Tax benefit on significant items not recognised	13.4	13.4
Other	35.4	16.2

Actual Income Tax Expense	100.4	90.7

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(i)      Income Taxes (cont’d)

Total income tax expense (benefit) for the years ended June 30, 2006 and 2005 (in millions A$) was allocated as follows:

	2006	2005

Income from continuing operations	100.4	90.7
Discontinued operations	(6.5)	3.5
Goodwill, for initial recognition of acquired tax benefits that were previously included in the valuation allowance	(10.1)	(10.2)
Other comprehensive loss	(6.4)	(16.4)

Total	77.4	67.6

Deferred Taxes

The disclosure of deferred tax assets and liabilities calculated in accordance with US GAAP is set out below:

	Years Ended June 30
	(in millions of A$)
	2006	2005

Deferred Tax Liabilities
Plant and equipment, due to differences in depreciation	456.6	335.6
Exchange fluctuation reserve	26.1	6.4
Intangible assets	47.1	65.0
Supply contract deposits	11.9	11.4
Other	27.6	5.9
Set off of deferred tax assets throughout the Group pursuant to set-off provisions	(39.8)	(8.8)

Total Deferred Tax Liability	529.5	415.5

Deferred Tax Assets
Impairment of trade receivables	7.9	5.9
Employee benefits provision	91.5	65.1
Valuation of inventory	17.8	12.2
Other provisions	33.5	44.5
Carried forward tax losses	329.0	347.5
Accruals/ Other	152.1	98.0
Cash flow hedges	20.4	-
Exchange fluctuation reserve	19.6	(6.4)
Set off of deferred tax liabilities throughout the Group pursuant to set-off provisions	(39.8)	(8.8)

Total Gross Deferred Tax Assets	632.0	558.0

Less valuation allowance	(250.4)	(273.6)

Total Net Deferred Tax Assets	381.6	284.4

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(i)      Income Taxes (cont’d)

Differences in Application of GAAP on Deferred Taxes

This adjustment reflects the following items:

Acquired tax losses

The consolidated entity acquired tax-effected $150.8 million in carried forward net operating losses (calculated at 30 June 2006 rates of exchange) as part of the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses.  A valuation allowance was provided against the full value of these deferred tax assets, based on management’s assessment that it was more likely than not that these benefits would not be realized. During the year, $10.1million (calculated at 30 June 2006 rates of exchange) (2005 $10.2 million) of these carried forward tax losses were realized.  To date $41.0million (2005 $29.8 million) of carried forward losses have been utilized.  For AIFRS purposes, the recognition of these utilised losses as a deferred tax asset was included as part of the current year income tax expense. The realization of these tax losses has resulted in a corresponding adjustment to goodwill.  Under US GAAP the adjustment to Goodwill is recognized in tax expense, whereas under AIFRS the adjustment is recognized in gross profit.  The remaining carried forward tax losses related to the acquisition of the Schmalbach-Lubeca, CNC and Sunclipse businesses at June 30, 2006 are $109.8million (2005 $116.3 million at 30 June 2005 rates of exchange).  A valuation allowance continues to be provided against the full value of these deferred tax assets, based on management’s assessment that it is more likely than not that these remaining benefits will not be realized.

Business combination deferred taxes

The impact of the GAAP differences on deferred taxes associated with the adjustments set out in Note 51(II)(g) ‘Business Combinations’.

Other

The application of AIFRS has resulted in the recognition of additional deferred tax assets and deferred tax liabilities relating to revalued assets now carried at deemed cost, previously unrecognized securitized assets and deductible goodwill.  These adjustments to the carrying value of deferred tax assets and deferred tax liabilities have resulted in AIFRS to US GAAP adjustments to reflect the appropriate carrying value of deferred tax assets and deferred tax liabilities under US GAAP.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		`	Shareholders’ Equity
	2006	2005	2006	2005		2006	2005

Differences in application of GAAP on Deferred Taxes	(8.4)	(13.2)	44.1	(25.1)		44.1	76.0

(j)      Restructuring

During the years ended 30 June 2006 and 2005 restructuring costs were recorded for AIFRS relating to site exit costs and termination of employees.  While the criteria for accruing costs associated with business restructurings, as set out in SFAS 146 ‘Costs Associated with Disposal Activities’, are fundamentally consistent with those of AIFRS, it contains very specific qualifying criteria for employee termination and requires exit costs to be expensed only as incurred.  US GAAP prohibits the recognition of a liability based solely on an entity’s commitment to a plan. Where the criteria for recognition of employee terminations were not satisfied an adjustment to the restructuring provision was recorded.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(j)      Restructuring (cont’d)

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity

	2006	2005	2006	2005	2006	2005

Restructuring	16.4	17.9	-	-	30.5	17.4

(k)     Investment in Associate -Vision Grande

Fair value of derivatives

Differences exist on accounting for options acquired as part of the acquisition of shares in Vision Grande.  Under AIFRS these options were considered to be derivative instruments, carried at fair value, and ultimately formed part of the acquisition cost of the equity investment.  Under US GAAP they did not meet the requirements for net settlement and therefore were not considered to be derivatives and were carried at cost.

Partial gain on sale of subsidiaries

A partial gain has been recognised on the disposal of certain subsidiaries to Vision Grande.  Upon subsequent dilution of Amcor’s interest in Vision Grande, a further gain has been recognised under AIFRS, which is not recognised for US GAAP purposes.

Gain on dilution

The consolidated entity recognised a gain when its interest in Vision Grande became diluted, as a result of a share issue by Vision Grande.

The gain is based on the net assets and carrying value of Vision Grande, which are different between AIFRS and US GAAP.  As a result, there is a difference in the gain as calculated under US GAAP.

The table below outlines the impact on gross profit, assets and shareholders’ equity of the above adjustments.

	Years Ended June 30 (in millions of A$)
	Gross Profit		Assets		Shareholders’ Equity

	2006	2005	2006	2005	2006	2005

Reversal of fair value of derivatives	(31.9)	-	(72.4)	-	(72.4)	-
Reversal of partial gain on sale of subsidiaries	(2.6)	-	(2.5)	-	(2.5)	-
Gain on dilution	9.9	-	9.5	-	9.5	-

Total Vision Grande adjustments	(24.6)	-	(65.4)	-	(65.4)	-

(l)    Other minor adjustments

Other adjustments include accounting for differences between AIFRS and US GAAP relating to research and development expenditure and asset retirement obligations and historical AGAAP to US GAAP differences relating to the treatment of unrealised gains on available for sale investments.

Under AIFRS, costs in the research phase are expensed and only costs in the development phase are capitalised if the product is technically and commercially feasible and adequate resources are available to complete the development.  Capitalised development expenditure is amortised over the period of time during

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

which the benefits are expected to arise.  Under US GAAP, research and development expenditure costs are expensed as incurred.

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(l)      Other minor adjustments (cont’d)

The consolidated entity’s accounting policy for the treatment of asset retirement obligations is reasonably consistent with US GAAP, except that unlike AIFRS the fair value of the liability is not remeasured for changes in the risk-free interest rate used to discount the provision.  In addition, the US GAAP provision was established on adoption of SFAS 143 “Accounting for Asset Retirement Obligations” effective 1 July 2002, using the risk-free interest rate applicable at that time. In addition, the company has a regulatory obligation regarding the method of handling and disposing of existing asbestos installations when it is removed or disturbed. The company has no plans to remove or disturb existing installations and there is insufficient information to reasonably estimate potential settlement dates. Accordingly, no liability has been raised for these asset retirement obligations because of the indeterminate settlement dates.

The consolidated entity accounted for investments in listed and unlisted securities under the previous AGAAP policy until 1 July 2005, when the AIFRS financial instruments standards were adopted.  Refer note 1(z).  Under previous AGAAP these investments were accounted for at cost, less provision for permanent diminutions in value.  The adoption of the new accounting policy for investments in listed and unlisted securities eliminates the GAAP differences for the year ended 30 June 2006.

(m)    Discontinued Operations

On 23 February 2006, a controlled entity announced the disposal of its White Cap Metal Closures business for $333 million with effect from 1 June 2006.

On 23 February 2006, a controlled entity announced the disposal of the Asian Corrugated business for $12.9 million with effect from 28 February 2006.

Operating results for these plants (on a US GAAP basis) are summarized as follows (A$ millions):

	2006	2005
Revenues from sale of goods	404.9	466.5
Loss on sale of discontinued operation	(148.2)	-
Income before taxes	(172.7)	(33.0)
Income taxes	6.5	(3.5)
Income (loss) from discontinued operations	(166.2)	(36.5)

Income (loss) from discontinued operations on an AIFRS and US GAAP basis is reconciled as follows:

	2006	2005

Loss from discontinued operations calculated under AIFRS	(37.4)	(19.2)
Impairment of property, plant and equipment not recognised under US GAAP recognised on disposal (1)	(10.6)	16.0
Defined benefit reporting obligations for discontinued calculated differently between AIFRS and US GAAP (2)	(14.9)	(1.4)
Goodwill relating to discontinued operations recognised under US GAAP included in disposal (3)	15.0	(26.7)
Goodwill associated with financial instruments recognised under US GAAP included in disposal (4)	(7.8)	-
Asset retirement obligation calculated differently between AIFRS and US GAAP (5)	0.1	(2.0)
Exchange Fluctuation Reserve (6)	(110.6)	-
Tax Effect of above adjustment	-	(3.2)

Loss from discontinued operations calculated under US GAAP	(166.2)	(36.5)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(m)          Discontinued Operations (cont’d)

(1)   Refer also to 51(ll) (a) Property, Plant and Equipment for further commentary regarding AIFRS and US GAAP differences.

(2)   Refer also to 51 (ll) (c) Pension Plans for further commentary

(3)   Refer also to 51 (ll) (d) Goodwill for further commentary

(4)   Refer also to 51 (ll) (f) Financial Instruments for further commentary

(5)   Refer also to 51 (ll) (k) Other Minor Adjustments for further commentary

(6)   Under both AIFRS and US GAAP, the portion of exchange fluctuation reserve/ foreign currency translation reserve attributable to disposed subsidiaries must be included in the calculation of any profit or loss on disposal. This amount for US GAAP will include the impact of foreign currency translation differences calculated prior to July 1, 2004. Under AIFRS, the foreign currency translation reserve was reset to nil at June 30, 2004 by transferring the balance at the time to retained earnings.

 (n)   Recent Changes to US GAAP

In September 2005, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus in Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). This is applicable for new inventory arrangements entered into, or modifications or renewals of existing arrangements occurring for annual reporting periods beginning after 15 March 2006. Entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consolidated entity is currently assessing the impact of EITF 04-13.

In March 2006, the EITF of the FASB reached a consensus in Issue No. 06-3 ‘How Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)’ (EITF 06-3). The disclosure required by the consensus will be applicable for annual reporting periods beginning after 15 December 2006. This permits companies to elect to present on either a gross or net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurrent with individual revenue producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The consensus would not apply to tax systems that are based on gross receipts or total revenues. The consolidated entity is currently assessing the impact of EITF 06-3.

In June 2006, FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109’ (FIN 48) was issued. FIN 48 requires tax benefits from an uncertain position to be recognised if it is ‘more likely than not’ that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 first applies for the consolidated entity from 1 July 2007. The consolidated entity is currently assessing the impact of adopting FIN 48.

In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3 ‘Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards’ (FSP 123(R)-3). FSP 123(R)-3 provides an alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact of the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123R. The application of this FSP will not have a material impact on the consolidated entity’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position Nos. SFAS 115-1 and SFAS 124-1 ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’. This FSP addresses the determination as to when an investment is considered impaired and whether that impairment is other-than—temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment. The application of this FSP will not have a material impact on the consolidated entity’s financial position or results of operations.

In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2 ‘Practical Accommodation to the Application of Grant Date as Defined in SFAS 123R’ (FSP 123(R)-2). FSP 123(R)-2 provides guidance on

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(n)    Recent Changes to US GAAP (cont’d)

the application of grant date as defined in SFAS 123R. In accordance with SFAS 123R, a grant date of award exists if the award is a unilateral grant and the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period form the date of approval. The application of this FSP will not have a material impact on the consolidated entity’s financial position or results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Additionally, SFAS 155 requires that interest in securitised financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The consolidated entity is currently assessing the impact of adopting SFAS 155.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adoption of this on the Company’s financial condition, results of operation or liquidity.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 amends SFAS statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. The Company is currently evaluating the impact of adoption of this on the Company’s financial condition, results of operation or liquidity.

In September 2006, the SEC issued SAB No.108 ‘Quantifying Financial Misstatements’, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of the financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the consolidated entity’s financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after 15 November, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after 15 November, 2006 by recording correcting adjustments to the carrying values of the assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The consolidated entity is currently assessing the impact of adopting SAB No. 108.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations

PENSIONS	For the Years Ended June 30 (in millions of A$)

	2006	2005
Employer contributions made by the consolidated entity to Defined Benefit Funds during the year	104.2	42.3

	For the Year Ended 30 June (in millions of A$)

	Domestic		Foreign
	2006	2005	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year	236.5	236.1	670.5	587.9
Foreign currency exchange variation	-	-	36.0	(48.1)
Service cost	22.6	16.8	28.4	26.4
Interest cost	13.3	15.6	33.2	29.8
Plan participants’ contributions	2.6	2.5	10.7	10.4
Actuarial (gain)/loss	32.3	12.4	(4.9)	101.2
Expenses (including tax)	(11.3)	(3.2)	(3.2)	(2.4)
Benefits paid from plan assets	(19.5)	(4.1)	(31.4)	(24.9)
Benefits paid directly by consolidated entity	-	-	(4.2)	(1.7)
Settlement	-	(39.6)	(47.4)	(8.1)
Past service costs	-	-	0.9	-
Curtailment	-	-	(0.9)	-
Plan converted to defined benefit from accumulation	-	-	70.1	-
Estimated benefit obligation at end of year	276.5	236.5	757.8	670.5

Change in plan assets
Fair value of plan assets at beginning of year	206.9	208.7	419.2	402.1
Exchange rate adjustment	-	-	24.1	(30.8)
Expected return on plan assets	15.5	13.7	27.2	25.0
Actuarial gain/(loss)	12.0	10.7	25.3	22.8
Consolidated entity contribution	44.2	18.2	60.0	24.1
Plan participants’ contributions	2.6	2.5	10.7	10.4
Benefits paid from plan assets	(19.5)	(4.1)	(31.4)	(24.9)
Expenses	(7.1)	(3.2)	(2.9)	(2.4)
Settlement	-	(39.6)	(0.3)	(7.1)
Plan converted to defined benefit from accumulation	-	-	64.2	-
Fair value of plan assets at end of year	254.6	206.9	596.1	419.2

Reconciliation of Funded Status

Funded status	(21.9)	(29.6)	(161.7)	(251.3)
Unrecognized net actuarial loss	84.6	68.1	120.6	153.4
Unrecognized prior service cost	-	0.4	0.4	0.6
Unrecognized net transition obligation	-	-	11.4	11.5
Net amount recognised	62.7	38.9	(29.3)	(85.8)
Adjustment to recognise minimum liability	-	-	(79.8	(108.0)
Prepaid/(accrued) benefit cost	62.7	38.9	(109.1)	(193.8)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

	For the Year Ended 30 June (in millions of A$)
	Domestic		Foreign
	2006	2005	2006	2005
Net periodic pension cost included the following components:
Service cost	22.6	16.8	28.4	26.4
Interest cost	13.3	15.6	33.2	29.8
Expected return on plan assets	(15.5)	(13.7)	(27.3)	(25.0)
Recognized net actuarial loss	3.8	5.0	8.0	3.3
Net amortization and deferral costs	0.4	0.7	1.2	0.3
Expected change in contribution tax	(4.2)	-	(0.3	-
Amortization of net obligation	-	-	1.0	-
Termination benefit arising due to settlement/disposal of business (as required under SFAS 88)	-	11.7	(45.1)	(1.2)
	20.4	36.1	(0.9)	33.6
Weighted average assumptions used to determine net periodic cost as at June 30 2005:
Discount rate	6.0%	6.8%	4.8%	5.3%

Rate of increase in future salary levels	4.5%	5.0%	3.2%	3.4%
Expected long-term rate of return on assets	7.0%	7.0%	5.8%	6.0%

Weighted average assumptions used to determine benefit obligations as at June 30 2006:
Discount rate	5.8%	6.0%	4.9%	4.7%
Rate of increase in future salary levels	4.5%	4.5%	3.5%	3.4%

Notes:

(1)          Reconciliation of Funded Status

	For the Year Ended 30 June (in millions of A$)
	Domestic		Foreign
	2006	2005	2006	2005
Funded status	(21.9)	(29.6)	(161.8)	(251.3)
Unrecognized net actuarial loss	84.6	68.1	120.6	153.4
Unrecognized prior service cost	-	0.4	0.4	0.6
Unrecognized net transition obligation		-	11.4	11.5

Net amount recognised	62.7	38.9	(29.4)	(85.8)
Amounts recognized in the balance sheet consist of:
Prepaid/(accrued) benefit cost	62.7	38.9	(109.2)	(193.8
Intangible assets	-	-	8.5	9.7
Accumulated other comprehensive income	-	-	70.8	104.6
Foreign Currency Translation Reserve	-	-	0.5	(6.3)

Net amount recognised	62.7	38.9	(29.4)	(85.8)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

(2)          Additional information for pension plans with accumulated benefit obligations in excess of plan assets at June 30, 2006 and June 30, 2005

	2006	2005
	$m	$m
Projected benefit obligation	569.3	591.0
Accumulated benefit obligation	521.9	533.0
Fair value of plan assets	407.4	344.3

All domestic plans have plan assets which exceed the accumulated benefit obligations.

(3)          Allocation of assets

		Domestic	Foreign
	Benchmark	2006	2006
Plan Assets at end of Year
Weighted Average of Fair Value of Assets by:
Equity securities	50%	69%	47%
Debt securities	37%	21%	40%
Real estate	5%	0%	6%
Other	8%	10%	7%
Total	100.0%	100.0%	100.0%

(4)          Accumulated benefit obligation

The accumulated benefit obligation for all domestic defined benefit pension plans at June 30, 2006 was $222.7 million  (2005: $178.2 million ).

The accumulated benefit obligation for all foreign defined benefit pension plans at June 30, 2006 was $681.2 million (2005: $602.3 million).

(5)          Movement in other comprehensive income

The movements in the minimum liability included in other comprehensive income for the years ended June 30, 2006 and June 30, 2005 were a decrease of $33.8 million and an increase of $49.4 million respectively.

(6)          Estimated future benefit payments

Fiscal year ending:	Domestic	Foreign
30 June 2007	25.8	21.4
30 June 2008	22.4	21.1
30 June 2009	25.0	23.1
30 June 2010	25.1	24.5
30 June 2011	23.6	25.8
Next 5 years	134.3	165.7
Total	256.2	281.6

(7)          Estimated future contributions

Employer contributions to the defined benefit pension plans are based on recommendations by the plans’ actuaries.  Actuarial assessments are made periodically.

Employer contributions to defined benefit funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $16.4 million for domestic plans and $20.7 million for foreign plans.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

(8)          Expected return on asset assumption

The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class.  The returns used for each class are net of tax and investment fees.

(9)          Investment strategy

The investment strategies for the consolidated entity’s defined benefit plans are varied, with the plans seeking to achieve moderate to high returns within a given risk profile.  Investment target strategies for the material defined benefit plans include:

•                  High returns in the long term, while tolerating a reasonably high degree of volatility of returns over the short period.

•                  A balance of equity, debt securities and fixed income securities, which would be expected to produce a moderately high return over the long-term, with only a moderate degree of variability of returns over short periods.

•                  Where investments are made in equity securities, ensuring there is an appropriate mix of domestic and international securities.

•                  To achieve returns greater than a pre-determined percentage above the prevailing inflation rate.

•                  To ensure all legal obligations are met.

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

NON PENSIONS

Details of the funded status of foreign defined benefit non-pension post-employment plans and of the net periodic pension cost as prepared by consulting actuaries, are set out below in accordance with SFAS 132R.  While not related to AIFRS the details support the reconciliation to US GAAP set out in Note 51.

	For the Year Ended 30 June (in millions of A$)
	Foreign

	2006	2005
Change in benefit obligation

Benefit obligation at beginning of year	33.5	26.1
Foreign currency exchange variation	2.7	(2.0)
Service cost	1.8	3.0
Interest cost	1.3	1.5
Curtailment	(1.8)	-
Settlement	(1.1)	-
Actuarial (gain)/loss	(8.0)	6.3
Other	0.8)	-
Benefits paid from plan assets	(0.5)	(0.2)
Benefits paid directly by consolidated entity	(1.1)	(1.2)
Estimated benefit obligation at end of year	27.6	33.5

Change in plan assets
Fair value of plan assets at beginning of year	0.2	-
Exchange rate adjustment	0.1	-
Consolidated entity contribution	0.4	0.4
Settlement	(0.3)	-
Benefits paid from plan assets	(0.4)	(0.2)
Fair value of plan assets at end of year	-	0.2

Reconciliation of Funded Status

Funded status	(27.6)	(33.3)
Unrecognized net actuarial loss	0.9	10.2
Unrecognized net transition obligation	3.6	3.9

Net amount recognised	(23.1)	(19.2)
Adjustment to recognise minimum liability	(7.3)	(0.9)

Prepaid/(accrued) benefit cost	(30.4)	(20.1)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

	For the Year Ended 30 June

	(in millions of A$)
	Foreign
	2006	2005
Net periodic pension cost included the following components:
Service cost	1.8	3.0
Interest cost	1.3	1.5
Recognised loss on curtailment	0.3	-
Recognized net actuarial loss	-	0.1
Net amortization and deferral costs	0.5	0.3
	3.9	4.9
Weighted average assumptions used to determine net periodic cost as at June 30 2005:
Discount rate	4.9%	5.8%
Rate of increase in future salary levels	0.5%	0.6%
Expected long-term rate of return on assets	N/A	NIA

Weighted average assumptions used to determine benefit obligations as at June 30 2006:
Discount rate	5.3%	4.9%
Rate of increase in future salary levels	0.3%	0.5%

Notes:

(10)    Reconciliation of Funded Status

	For the Year Ended 30 June

	(in millions of A$)
	Foreign
	2006	2005
Funded status	(27.6)	(33.3)
Unrecognized net actuarial loss	0.9	10.2
Unrecognized prior service cost	3.6	-
Unrecognized net transition obligation	-	3.9

Net amount recognised	(23.1)	(19.2)
Amounts recognized in the balance sheet consist of:
Prepaid/(accrued) benefit cost	(30.4)	(20.1)
Intangible assets	3.6	-
Accumulated other comprehensive income	3.7	0.9
Outside equity interest	-	-

Net amount recognised	(23.1)	(19.2)

Amcor Limited Consolidated

Notes to the consolidated financial statements

30 June 2006

NOTE 51 RECONCILIATION OF ACCOUNTS TO US GAAP (Continued)

(o)    Retirement Benefit Obligations (cont’d)

(11) Additional information for defined benefit non-pension post-employment plans with accumulated benefit obligations in excess of plan assets at June 30, 2006 and June 30, 2005

	2006	2005
	$m	$m
Projected benefit obligation	27.6	33.6
Accumulated benefit obligation	26.9	32.8
Fair value of plan assets	-	0.2

(12)    Allocation of assets

Plan assets represent nil

(13)    Accumulated benefit obligation

The accumulated benefit obligation for defined benefit non-pension post-employment plans at June 30, 2006 was $26.9 million (2005: $32.8 million).

(14)    Movement in other comprehensive income

The increase in the minimum liability included in other comprehensive income for the years ended June 30, 2006 and June 30, 2005 were $2.8 million and $0.9 million respectively.

(15)    Estimated future benefit payments

Fiscal year ending:	Foreign
30 June 2007	2.4
30 June 2008	1.5
30 June 2009	1.7
30 June 2010	1.8
30 June 2011	1.7
Next 5 years	8.9
Total	18.0

(16)    Estimated future contributions

Employer contributions for defined benefit non-pension liabilities during the fiscal year ending June 30, 2007 are expected to total $0.5 million for foreign plans.

(17)    Effects of Changes in Assumed Medical Cost Trend Rates

A 1% decrease in medical cost trend rates would be expected to reduce service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.1 million respectively.  A 1% increase in medical cost trend rates would be expected to increase service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.6 million respectively.

(p)           Exchange Fluctuation Reserve (EFR)

Under AIFRS the consolidated entity elected under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards to reset the EFR to nil by transferring the balance to retained earnings.  Refer to Note 50 (j) for further details of the amounts involved.  This created a permanent difference when reconciling from AIFRS to US GAAP.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Limited
(Registrant)

/s/ Peter Day

W Peter Day
Executive General Manager Finance

Date: January 15, 2007